As filed with the Securities and Exchange Commission on December 23, 2014

Registration No. 333-200382

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TARGA RESOURCES CORP.

(Exact name of registrant as specified in its charter)

Delaware	4922	20-3701075
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

1000 Louisiana, Suite 4300

Houston, Texas 77002

(713) 584-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joe Bob Perkins

Chief Executive Officer

1000 Louisiana, Suite 4300

Houston, Texas 77002

(713) 584-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan Z. Cohen Atlas Energy, L.P. Executive Chairman Park Place Corporate Center One 1000 Commerce Drive, 4th floor Pittsburgh, Pennsylvania 15275	Christopher S. Collins Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	David K. Lam Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. Targa Resources Corp. may not distribute or issue the securities being registered pursuant to this registration statement until the registration statement, as filed with the Securities and Exchange Commission (of which this preliminary joint proxy statement/prospectus is a part), is effective. This preliminary joint proxy statement/prospectus is not an offer to sell nor should it be considered a solicitation of an offer to buy the securities described herein in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION DATED DECEMBER 23, 2014

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On October 13, 2014, Atlas Energy, L.P. (“ATLS”), Atlas Energy GP, LLC, which is the general partner of ATLS, Targa Resources Corp. (“TRC”) and Trident GP Merger Sub LLC, which is a newly formed subsidiary of TRC (“GP Merger Sub”), entered into an Agreement and Plan of Merger (the “ATLS Merger Agreement”), pursuant to which TRC would acquire ATLS in a merger between ATLS and GP Merger Sub. We refer to this merger as the “ATLS Merger.” As a result of the ATLS Merger, ATLS will become a wholly owned subsidiary of TRC, and the general partner of ATLS will be indirectly wholly owned by TRC.

Concurrently with the execution of the ATLS Merger Agreement, Atlas Pipeline Partners, L.P. (“APL”) entered into an Agreement and Plan of Merger (the “APL Merger Agreement”) with Targa Resources Partners LP (“TRP”), TRC, Targa Resources GP LLC, which is the general partner of TRP (“TRP GP”), Trident MLP Merger Sub LLC, which is a newly formed subsidiary of TRP (“MLP Merger Sub”), ATLS and Atlas Pipeline Partners GP, LLC, which is the general partner of APL, pursuant to which TRP would, immediately following the ATLS Merger, acquire APL in a merger between APL and MLP Merger Sub. We refer to this merger as the “APL Merger,” and, together with the “ATLS Merger,” as the “Atlas Mergers.”

In addition, subject to the terms and conditions set forth in the ATLS Merger Agreement, ATLS has agreed that it will, pursuant to a separation and distribution agreement, (1) transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment to Atlas Energy Group, LLC, which we refer to as “New Atlas”, and (2) immediately prior to the ATLS Merger, effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas, which we refer to as the “Spin-Off” and, together with the Atlas Mergers, the “Transactions.” Each of the Transactions is cross-conditioned on the other Transactions and will occur only if the others occur or will occur.

Subject to the terms and conditions set forth in the ATLS Merger Agreement, at the effective time of the ATLS Merger, holders of ATLS common units (other than certain common units held by TRC or ATLS or their wholly owned subsidiaries, which will be cancelled) will have the right to receive (1) 0.1809 of a share of TRC common stock, par value $0.001 per share (such amount, the “ATLS Stock Consideration”), and (2) $9.12 in cash, without interest (the “ATLS Cash Consideration” and together with the ATLS Stock Consideration, the “ATLS Merger Consideration”), for each ATLS common unit. Based on the closing price of the TRC common shares on October 10, 2014, the last trading day before the public announcement of the ATLS Merger, the aggregate value of the ATLS Merger Consideration was approximately $1.9 billion. No fractional shares of TRC common stock (“TRC shares”) will be issued in the ATLS Merger, and ATLS unitholders will, instead, receive cash in lieu of fractional TRC shares. TRC stockholders will continue to own their existing TRC shares.

Based on the estimated number of TRC shares and ATLS common units that will be outstanding immediately prior to the closing of the ATLS Merger, we estimate that, upon the closing, former ATLS unitholders will own approximately     % of the combined company and the current TRC stockholders will own approximately     % of the combined company.

TRC and ATLS will each hold special meetings of their stockholders and unitholders, respectively, in connection with the proposed ATLS Merger. At the special meeting of TRC stockholders, the TRC stockholders will be asked to vote on the proposal to approve the issuance of TRC shares to ATLS unitholders pursuant to the ATLS Merger Agreement (the “TRC stock issuance proposal”). Approval of the TRC stock issuance proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the TRC special meeting and entitled to vote thereon. At the special meeting of ATLS unitholders, the ATLS unitholders will be asked to vote on the proposal to approve and adopt the ATLS Merger Agreement and approve the ATLS Merger (the “ATLS Merger proposal”). Approval of the ATLS Merger proposal requires the affirmative vote of a majority of the outstanding ATLS common units entitled to vote thereon.

We cannot complete the ATLS Merger unless the stockholders of TRC approve the TRC stock issuance proposal and the unitholders of ATLS approve the ATLS Merger proposal. Accordingly, your vote is very important regardless of the number of TRC shares or ATLS common units you own. Voting instructions are set forth inside this joint proxy statement/prospectus.

The board of directors of TRC (the “TRC Board”) recommends that the holders of TRC shares vote FOR the TRC stock issuance proposal and FOR the adjournment of the special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the TRC stock issuance proposal at the time of the special meeting.

The board of directors of Atlas Energy GP, LLC (the “ATLS GP Board”) recommends that the ATLS unitholders vote FOR the ATLS Merger proposal and FOR the proposal to approve, on a non-binding advisory basis, the specified compensatory arrangements between ATLS and its named executive officers relating to the ATLS Merger.

This joint proxy statement/prospectus provides you with detailed information about the proposed ATLS Merger and related matters, including the APL Merger. We encourage you to read the entire document carefully. In particular, see “Risk Factors” beginning on page 39 of this joint proxy statement/prospectus for a discussion of risks relevant to the Atlas Mergers and TRC’s business following the Atlas Mergers. In considering the recommendation of the ATLS GP Board, ATLS unitholders should be aware that some of ATLS’s directors and executive officers may have interests in the transactions that are different from, or in addition to, the interests they may have as unitholders. See “The Transactions—Interests of Certain Persons in the Transactions.”

New Atlas has filed a registration statement on Form 10 in connection with the Spin-Off, which includes an information statement describing the Spin-Off and New Atlas’s assets and liabilities. If the TRC stock issuance proposal and the ATLS Merger proposal are approved by the TRC stockholders and ATLS unitholders, respectively and the conditions for consummating the distribution and the ATLS Merger are satisfied, no further action on the part of the ATLS unitholders is necessary for each unitholder to receive the common units of New Atlas.

TRC’s shares of common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “TRGP,” and ATLS’s common units are listed on the NYSE under the symbol “ATLS.” The last reported sale price of TRC’s shares of common stock on the NYSE on                     , 2015 was $            . The last reported sale price of ATLS’s common units on the NYSE on                     , 2015 was $            .

Rene R. Joyce Executive Chairman of the Board of Directors of Targa Resources Corp.	Jonathan Z. Cohen Executive Chairman of the Board of Directors of Atlas Energy GP, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or has determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

All information in this document concerning TRC has been furnished by TRC. All information in this document concerning ATLS has been furnished by ATLS.

This joint proxy statement/prospectus is dated                     , 2015 and is being first mailed to ATLS unitholders and TRC stockholders on or about                     , 2015.

Houston, Texas

                    , 2015

TARGA RESOURCES CORP.

1000 Louisiana Street

Suite 4300

Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Targa Resources Corp.:

A special meeting of stockholders of Targa Resources Corp. (“TRC”) will be held on                     , 2015 at                     , local time, at                     , for the following purposes:

•	To consider and vote upon a proposal to approve the issuance of shares of common stock of TRC in connection with the merger (the “ATLS Merger”) contemplated by the Agreement and Plan of Merger, dated as of October 13, 2014, by and among TRC, Trident GP Merger Sub LLC, Atlas Energy, L.P. and Atlas Energy GP, LLC (the “ATLS Merger Agreement”), which we refer to as the “TRC stock issuance proposal”; and

•	to consider and vote on a proposal to approve the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal at the time of the special meeting, which we refer to as the “adjournment proposal.”

Approval of the TRC stock issuance proposal requires the affirmative vote of a majority of the shares (the “TRC shares”) present in person or represented by proxy at the TRC special meeting and entitled to vote thereon. Approval of the adjournment proposal requires the affirmative vote of a majority of the TRC shares present in person or represented by proxy at the TRC special meeting and entitled to vote thereon. Abstentions will have the same effect as votes against the TRC stock issuance proposal and the adjournment proposal. Failures to vote and broker non-votes (if any) will have no effect on the TRC stock issuance proposal and the adjournment proposal.

We cannot complete the ATLS Merger unless the stockholders of TRC approve the TRC stock issuance proposal. Accordingly, your vote is very important regardless of the number of TRC shares you own.

The board of directors of TRC (the “TRC Board”) unanimously determined that the ATLS Merger, the ATLS Merger Agreement, and the transactions contemplated thereby, including the TRC stock issuance, are in the best interests of TRC and the TRC stockholders. The TRC Board unanimously approved the ATLS Merger, the ATLS Merger Agreement and the transactions contemplated thereby, including the TRC stock issuance, and recommends that the holders of TRC shares vote FOR the TRC stock issuance proposal and FOR the adjournment proposal.

Only stockholders of record at the close of business on                     , 2015 are entitled to notice of and to vote at the meeting and any adjournments or postponements of the meeting. A list of stockholders entitled to vote at the meeting will be available for inspection at TRC’s offices in Houston, Texas for any purpose relevant to the meeting during normal business hours for a period of ten days before the meeting and at the meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SUBMIT YOUR PROXY IN ONE OF THE FOLLOWING WAYS:

•	If you hold your TRC shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your TRC shares.

•	If you hold your TRC shares in your own name, you may submit your proxy by:

•	using the toll-free telephone number shown on the proxy card;

•	using the Internet website shown on the proxy card; or

•	marking, signing, dating and promptly returning the enclosed proxy card in the postage-paid envelope. It requires no postage if mailed in the United States.

The enclosed joint proxy statement/prospectus provides a detailed description of the ATLS Merger and the ATLS Merger Agreement as well as a description of the issuance of TRC shares to ATLS unitholders pursuant to the ATLS Merger Agreement. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the ATLS Merger or this joint proxy statement/prospectus, would like additional copies or need help voting your TRC shares, please contact TRC’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: (800) 821-8780

Email: trc@dfking.com

By order of the Board of Directors of

Targa Resources Corp.,

Joe Bob Perkins

Chief Executive Officer

Targa Resources Corp.

Pittsburgh, Pennsylvania

                    , 2015

ATLAS ENERGY, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th floor

Pittsburgh, Pennsylvania 15275

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

To the Unitholders of Atlas Energy, L.P.:

A special meeting of unitholders of Atlas Energy, L.P. (“ATLS”) will be held on                     , 2015 at                     , local time, at                     , for the following purpose:

•	To consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of October 13, 2014 by and among Targa Resources Corp. (“TRC”), Trident GP Merger Sub LLC, Atlas Energy, L.P. and Atlas Energy GP, LLC, dated October 13, 2014 (the “ATLS Merger Agreement”), and the approval of the merger contemplated by the ATLS Merger Agreement (the “ATLS Merger”), which we refer to as the “ATLS Merger proposal”; and

•	To approve, on an advisory (non-binding) basis, the compensation payments that will or may be paid by ATLS to its named executive officers in connection with the ATLS Merger, which we refer to as the “ATLS compensation proposal.”

Approval of the ATLS Merger proposal requires the affirmative vote of a majority of the outstanding ATLS common units entitled to vote thereon. Approval, on an advisory, non-binding basis, of the ATLS compensation proposal requires the affirmative vote of the holders of a majority of the outstanding units entitled to vote and represented in person or by proxy at the ATLS special meeting. Abstentions will have the same effect as votes against the ATLS Merger proposal and the ATLS compensation proposal. Failures to vote and broker non-votes (if any) will have the same effect as votes against the ATLS Merger proposal and will have no effect on the ATLS compensation proposal. The vote on the ATLS compensation proposal is a vote separate and apart from the ATLS Merger proposal. Accordingly, you may vote to approve the ATLS Merger proposal and vote not to approve the ATLS compensation proposal and vice versa. Because the vote on the ATLS compensation proposal is advisory in nature only, it will not be binding on ATLS or TRC.

We cannot complete the ATLS Merger unless the unitholders of ATLS approve the ATLS Merger proposal. Accordingly, your vote is very important regardless of the number of ATLS common units you own.

The board of directors of Atlas Energy GP, LLC (the “ATLS GP Board”) unanimously determined that the ATLS Merger, the ATLS Merger Agreement, and the transactions contemplated thereby, are in the best interests of ATLS and the ATLS unitholders. The ATLS GP Board unanimously approved the ATLS Merger, the ATLS Merger Agreement and the transactions contemplated thereby, and recommends that the ATLS unitholders vote FOR the ATLS Merger proposal and FOR the ATLS compensation proposal.

In considering the recommendation of the ATLS GP Board, ATLS unitholders should be aware that some of ATLS’s directors and executive officers may have interests in the transactions that are different from, or in addition to, the interests they may have as unitholders. See “The Transactions—Interests of Certain Persons in the Transactions.”

Only unitholders of record at the close of business on                     , 2015 are entitled to notice of and to vote at the meeting and any adjournments or postponements of the meeting. A list of unitholders entitled to vote at the meeting will be available for inspection at ATLS’s offices in Pittsburgh, Pennsylvania for any purpose relevant to the meeting during normal business hours for a period of ten days before the meeting and at the meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SUBMIT YOUR PROXY IN ONE OF THE FOLLOWING WAYS:

•	If you hold your ATLS common units in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your ATLS common units.

•	If you hold your ATLS common units in your own name, you may submit your proxy by:

•	using the toll-free telephone number shown on the proxy card;

•	using the Internet website shown on the proxy card; or

•	marking, signing, dating and promptly returning the enclosed proxy card in the postage-paid envelope. It requires no postage if mailed in the United States.

The enclosed joint proxy statement/prospectus provides a detailed description of the ATLS Merger and the ATLS Merger Agreement as well as a description of the issuance of TRC shares to ATLS unitholders pursuant to the ATLS Merger Agreement. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the ATLS Merger or this joint proxy statement/prospectus, would like additional copies or need help voting your ATLS common units, please contact ATLS’s proxy solicitor:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (866) 775-2705

Or Contact via E-mail at:

ATLS@georgeson.com

By order of the Board of Directors of

Atlas Energy GP, LLC,

as the general partner of Atlas Energy, L.P.,

Edward E. Cohen

Chief Executive Officer and President

Atlas Energy GP, LLC

IMPORTANT NOTE ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which is referred to as the “SEC” or the “Commission,” constitutes a proxy statement of ATLS under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the “Exchange Act,” with respect to the solicitation of proxies for the special meeting of ATLS unitholders to, among other things, approve the ATLS Merger Agreement and the ATLS Merger. This joint proxy statement/prospectus also constitutes a proxy statement of TRC under Section 14(a) of the Exchange Act with respect to the solicitation of proxies for the special meeting of TRC stockholders to, among other things, approve the TRC stock issuance in connection with the ATLS Merger and a prospectus of TRC under Section 5 of the Securities Act of 1933, as amended, which is referred to as the “Securities Act,” for TRC shares that will be issued to ATLS unitholders in the ATLS Merger pursuant to the ATLS Merger Agreement.

As permitted under the rules of the SEC, this joint proxy statement/prospectus incorporates by reference important business and financial information about TRC and ATLS from other documents filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199. You can obtain any of the documents incorporated by reference into this document from TRC or ATLS, as the case may be, or from the SEC’s website at http://www.sec.gov. This information is also available to you without charge upon your request in writing or by telephone from TRC or ATLS at the following addresses and telephone numbers:

Targa Resources Corp. 1000 Louisiana Street, Suite 4300 Attention: Investor Relations Houston, Texas 77002 Telephone: (713) 584-1133	Atlas Energy, L.P. Park Place Corporate Center One 1000 Commerce Drive, 4th Floor Attention: Investor Relations Pittsburgh, Pennsylvania 15275 Telephone: (877) 280-2857

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this joint proxy statement/prospectus.

You may obtain certain of these documents at TRC’s website, http://www.targaresources.com, by selecting “Investors” and then selecting “SEC Filings–TRGP,” and at ATLS’s website, http://www.atlasenergy.com, by selecting “Investor Relations” and then selecting “SEC Filings.” Information contained on ATLS’s and TRC’s websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

In order to receive timely delivery of requested documents in advance of the special meetings, your request should be received no later than             . If you request any documents, TRC or ATLS will mail them to you by first class mail, or another equally prompt means, after receipt of your request.

TRC and ATLS have not authorized anyone to give any information or make any representation about the ATLS Merger, TRC or ATLS that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies are unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. All information in this document concerning TRC has been furnished by TRC. All information in this document concerning ATLS has been furnished by ATLS.

Atlas Energy Group, LLC (“New Atlas”) has filed a registration statement on Form 10 in connection with the Spin-Off, which includes an information statement describing the Spin-Off and New Atlas’s assets and liabilities. The registration statement on Form 10 and information statement do not form a part of this joint proxy statement/prospectus and have not been incorporated by reference into this joint proxy statement/prospectus.

JOINT PROXY STATEMENT/PROSPECTUS

i

DEFINITIONS

The following terms have the meanings set forth below for purposes of this joint proxy statement/prospectus, unless the context otherwise indicates:

•	“Atlas” means ATLS and APL, collectively, unless the context otherwise requires.

•	“Atlas Mergers” means the ATLS Merger and the APL Merger.

•	“APL” means Atlas Pipeline Partners, L.P.

•	“APL GP” means Atlas Pipeline Partners GP, LLC, the general partner of APL and a wholly owned subsidiary of ATLS.

•	“APL GP Board” means the managing board of APL GP.

•	“APL GP Conflicts Committee” means the special conflicts committee of the APL GP Board.

•	“APL Merger” means the merger of MLP Merger Sub with and into APL, with APL continuing as the surviving entity and as a subsidiary of TRP.

•	“APL partnership agreement” means the Second Amended and Restated Agreement of Limited Partnership of Atlas Pipeline Partners, L.P., dated as of March 9, 2004, as amended.

•	“ATLS” means Atlas Energy, L.P.

•	“ATLS GP” means ATLS Energy GP, LLC, the general partner of ATLS and a wholly owned subsidiary of ATLS.

•	“ATLS GP Board” means the board of directors of ATLS GP.

•	“ATLS Merger” means the merger of GP Merger Sub with and into ATLS, with ATLS continuing as the surviving entity and as a subsidiary of TRC.

•	“ATLS partnership agreement” means the Second Amended and Restated Agreement of Limited Partnership of Atlas Energy, L.P., dated as of February 17, 2011, as amended.

•	“Distribution” means the pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas.

•	“GP Merger Sub” means Trident GP Merger Sub LLC, a subsidiary of TRC.

•	“Midstream Companies” means APL GP, Atlas America Mid-Continent, Inc, APL and APL’s subsidiaries.

•	“MLP Merger Sub” means Trident MLP Merger Sub LLC, a subsidiary of TRP.

•	“New Atlas” means Atlas Energy Group, LLC.

•	“New Atlas Companies” means New Atlas and all of ATLS’s subsidiaries and other entities in which ATLS has a direct or indirect ownership, other than the Midstream Companies.

•	“Separation” means the transfer to New Atlas of ATLS’s assets and liabilities other than those related to its “Atlas Pipeline Partners” segment.

•	“Spin-Off” means the the Separation and the Distribution.

•	“Targa” means TRC and TRP, collectively, unless the context otherwise requires.

•	“Transactions” means the ATLS Merger, the APL Merger and the Spin-Off.

•	“TRC” means Targa Resources Corp.

•	“TRC Board” means the board of directors of TRC.

•	“TRP” means Targa Resources Partners LP.

•	“TRP GP” means Targa Resources GP LLC, the general partner of TRP and a wholly owned subsidiary of TRC.

•	“TRP GP Board” means the board of directors of TRP GP.

•	“TRP partnership agreement” means the First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP, dated as of February 14, 2007, as amended.

QUESTIONS AND ANSWERS ABOUT THE ATLAS MERGERS AND THE SPECIAL MEETINGS

Important Information and Risks. The following are brief answers to some questions that you may have regarding the proposed Atlas Mergers and the proposals being considered at the special meetings. You should read and consider carefully the remainder of this joint proxy statement/prospectus, including the Risk Factors beginning on page 39 and the attached Annexes, because the information in this section does not provide all of the information that might be important to you. Additional important information and descriptions of risk factors are also contained in the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

Q:	Why am I receiving these materials?

A:	TRC and ATLS have agreed to combine by merging GP Merger Sub, a subsidiary of TRC, with and into ATLS, with ATLS surviving the ATLS Merger. The ATLS Merger cannot be completed without the approval of the TRC stockholders and the ATLS unitholders.

Q:	What are the proposed transactions?

A:	TRC and ATLS have agreed to combine by merging GP Merger Sub, a subsidiary of TRC, with and into ATLS under the terms of the ATLS Merger Agreement that is described in this joint proxy statement/prospectus and attached as Annex A (the “ATLS Merger”). You are receiving this document because the ATLS Merger requires approval of a majority of the outstanding ATLS units.

Concurrently with the execution of the APL Merger Agreement, TRC and APL have agreed to combine by merging MLP Merger Sub, a subsidiary of TRP, with and into APL immediately following the ATLS Merger under the terms of the APL Merger Agreement that is described in this joint proxy statement/prospectus and attached as Annex B (the “APL Merger” and, together with the ATLS Merger, the “Atlas Mergers”). In connection with the ATLS Merger and subject to the terms and conditions set forth in the ATLS Merger Agreement, ATLS has agreed that it will, pursuant to a separation and distribution agreement (the “Separation Agreement”), (1) transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment to Atlas Energy Group, LLC, which we refer to as “New Atlas (the “Separation”) and (2) immediately prior to the ATLS Merger, effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas (the “Distribution” and, together with the Separation, the “Spin-Off,” and, together with the Atlas Mergers, the “Transactions”). Each of the Transactions is cross-conditioned on the other Transactions and will not occur unless the others occur or will occur.

The Atlas Mergers will become effective on the date and at the time that their respective certificates of merger are filed with the Secretary of State of the State of Delaware, or a later date and time if set forth in the certificates of merger. Throughout this joint proxy statement/prospectus, this is referred to as the “ATLS Effective Time” of the ATLS Merger and the “APL Effective Time” of the APL Merger, respectively.

Q:	Why are Targa and Atlas proposing the Atlas Mergers?

A:	Targa and Atlas believe that the Atlas Mergers will benefit both Targa and Atlas by combining TRC and ATLS into a single company and TRP and APL into a single company, which, when combined, will be of a significantly larger scale that is better positioned than the separate companies to compete in the marketplace.

See “The Transactions—Recommendation to the TRC Stockholders and the TRC Board’s Reasons for the ATLS Merger” and “The Transactions—Recommendation to the ATLS Unitholders and the ATLS GP Board’s Reasons for the ATLS Merger.”

Q:	What will happen to ATLS and APL as a result of the Atlas Mergers?

A:	As a result of the ATLS Merger, GP Merger Sub will merge with and into ATLS, and ATLS will survive as a subsidiary of TRC. As a result of the APL Merger, MLP Merger Sub will merge with and into APL, and APL will survive as a subsidiary of TRP.

Q:	What will ATLS common unitholders receive in the ATLS Merger?

A:	As a result of the ATLS Merger, holders of ATLS common units (other than certain common units held by TRC or ATLS or their wholly owned subsidiaries, which will be cancelled) will have the right to receive (1) 0.1809 of a share of TRC common stock (the “ATLS Stock Consideration”) and (2) $9.12 in cash, without interest (the “ATLS Cash Consideration” and together with the ATLS Stock Consideration, the “ATLS Merger Consideration”), for each ATLS common unit that they hold as of immediately prior to the ATLS Merger. Based on the closing price of the TRC shares on October 10, 2014, the last trading day before the public announcement of the ATLS Merger, the aggregate value of the ATLS Merger Consideration was approximately $1.9 billion. The exchange ratio is fixed and will not be adjusted on account of any change in price of either TRC shares or ATLS common units prior to completion of the ATLS Merger. If the exchange ratio would result in an ATLS unitholder being entitled to receive a fraction of a TRC share, that unitholder will receive cash from TRC in lieu of such fractional interest in an amount equal to such fractional interest multiplied by the average of the closing prices of TRC shares for the five consecutive New York Stock Exchange (“NYSE”) full trading days prior to the closing date of the ATLS Merger.

Q:	Where will my shares or units trade after the ATLS Merger?

A:	TRC shares will continue to trade on the NYSE under the symbol “TRGP.” ATLS common units will no longer be publicly traded after the completion of the APL Merger.

Q:	What will TRC stockholders receive in the ATLS Merger?

A:	TRC stockholders will simply retain the TRC shares they currently own. They will not receive any additional TRC shares in the ATLS Merger.

Q:	What happens to my future distributions or dividends?

A:	Once the ATLS Merger is completed and ATLS common units are exchanged for TRC shares, when dividends are approved and declared and paid by TRC, former ATLS unitholders will receive dividends on the TRC shares they receive in the ATLS Merger in accordance with TRC’s then current dividend policy. ATLS unitholders will receive distributions on their ATLS common units for the quarter ended , 2015 on the payment date of , 2015. ATLS unitholders will not receive both distributions from ATLS and dividends from TRC for the same quarter. For additional information, see “Market Prices and Dividend and Distribution Information.”

Current TRC stockholders will continue to receive dividends on their TRC shares in accordance with TRC’s then current dividend policy and at the discretion of the TRC Board. For a description of TRC’s current dividend policy and related matters, see “Comparison of the Rights of TRC Stockholders and ATLS Unitholders.”

ATLS unitholders who receive common units of New Atlas will also receive distributions on their New Atlas units, as described in more detail in the New Atlas information statement.

Q:	When and where will the special meetings be held?

A:	TRC stockholders: The special meeting of TRC stockholders will be held at on , 2015, at , local time.

ATLS unitholders: The special meeting of ATLS unitholders will be held at                      on                     , 2015, at                     , local time.

Q:	Who is entitled to vote at the special meetings?

A:	TRC stockholders: The record date for the TRC special meeting is , 2015. Only holders of record of TRC shares as of the close of business on the record date are entitled to notice of, and to vote at, the TRC special meeting or any adjournment or postponement of the TRC special meeting.

ATLS unitholders: The record date for the ATLS special meeting is                     , 2015. Only ATLS unitholders of record as of the close of business on the record date are entitled to notice of, and to vote at, the ATLS special meeting or any adjournment or postponement of the ATLS special meeting.

Q:	What constitutes a quorum at the special meetings?

A:	TRC stockholders: The holders of a majority of the outstanding TRC shares, represented in person or by proxy (by submitting a properly executed proxy card or properly submitting your proxy by telephone or Internet), on the record date will constitute a quorum and will permit TRC to conduct the proposed business at the TRC special meeting. Proxies received but marked as abstentions will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. If an executed proxy is returned by a bank, broker or other nominee holding shares in “street name” indicating that the broker does not have discretionary authority as to certain shares to vote on a specific proposal (a “broker non-vote” with respect to such proposal), such shares will be considered present at the meeting for purposes of determining the presence of a quorum but cannot be included in the vote.

ATLS unitholders: The holders of a majority of the outstanding ATLS common units represented in person or by proxy (by submitting a properly executed proxy card or properly submitting a proxy by telephone or Internet) will constitute a quorum and will permit ATLS to conduct the proposed business at the ATLS special meeting. Proxies received but marked as abstentions will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes (if any) will be considered present at the meeting for purposes of determining the presence of a quorum but cannot be included in the vote.

Q:	What is the vote required to approve each proposal?

A:	TRC stockholders: Approval of the TRC stock issuance proposal requires the affirmative vote of a majority of the TRC shares present in person or represented by proxy at the TRC special meeting and entitled to vote thereon. Approval of the adjournment proposal requires the affirmative vote of a majority of the TRC shares present in person or represented by proxy at the TRC special meeting and entitled to vote thereon. Abstentions will have the same effect as votes against the TRC stock issuance proposal and the adjournment proposal. Failures to vote and broker non-votes (if any) will have no effect on the TRC stock issuance proposal and the adjournment proposal.

All of the directors and executive officers of TRC beneficially own, in the aggregate, approximately     % of the outstanding TRC shares as of the record date. Pursuant to voting and support agreements with ATLS, the executive officers of TRC have agreed to vote any TRC shares beneficially owned by them in favor of the TRC stock issuance proposal and the adjournment proposal. The TRC stockholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding TRC shares as of the record date. In addition, we believe that the directors of TRC will vote in favor of the TRC stock issuance proposal and the adjournment proposal.

ATLS unitholders: Approval of the ATLS Merger proposal requires the affirmative vote of a majority of the outstanding ATLS common units entitled to vote thereon. Approval, on an advisory, non-binding basis, of the ATLS compensation proposal requires the affirmative vote of the holders of a majority of the outstanding units entitled to vote and represented in person or by proxy at the ATLS special meeting. Abstentions will have the same effect as votes against the ATLS Merger proposal and the ATLS compensation proposal. Failures to vote and broker non-votes (if any) will have the same effect as votes against the ATLS Merger proposal and will have no effect on the ATLS compensation proposal. The vote on the ATLS compensation proposal is a vote separate and apart from the ATLS Merger proposal. Accordingly, you may vote to approve the ATLS Merger proposal and vote not to approve the ATLS compensation proposal and vice versa. Because the vote on the ATLS compensation proposal is advisory in nature only, it will not be binding on ATLS or TRC.

All of the directors and executive officers of ATLS beneficially own, in the aggregate, approximately     % of the outstanding ATLS common units as of the record date. Pursuant to voting and support agreements with TRC, certain directors and executive officers of ATLS have agreed to vote any ATLS common units beneficially owned by them in favor of the ATLS Merger proposal. The ATLS unitholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding ATLS common units as of the record date. In addition, we believe that the directors and executive officers of ATLS who are not party to voting and support agreements will vote in favor of adopting the APL Merger proposal. We also believe that the directors and executive officers of ATLS will vote in favor of adopting the ATLS compensation proposal.

Q:	How do I vote my shares or units if I hold them in my own name?

A:	TRC stockholders: After you have read this joint proxy statement/prospectus carefully, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or the Internet as soon as possible in accordance with the instructions provided under “The TRC Special Meeting—Voting Procedures—Voting by TRC Stockholders.”

ATLS unitholders: After you have read this joint proxy statement/prospectus carefully, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or the Internet as soon as possible in accordance with the instructions provided under “The ATLS Special Meeting—Voting Procedures—Voting by ATLS Unitholders.”

Q:	If my shares or units are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote them for me?

A:	TRC stockholders: As a general rule, absent specific instructions from you, your bank, broker or other nominee is not allowed to vote your TRC shares on any proposal on which your bank, broker or other nominee does not have discretionary authority. The only proposals for consideration at the TRC special meeting are the TRC stock issuance proposal and the adjournment proposal, which are non-discretionary matters for which banks, brokers or other nominees do not have discretionary authority to vote. To instruct your bank, broker or other nominee how to vote, you should follow the directions that your bank, broker or other nominee provides to you.

Please note that you may not vote your TRC shares held in “street name” by returning a proxy card directly to TRC or by voting in person at the special meeting of TRC stockholders unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. If you do not instruct your bank, broker or other nominee on how to vote your TRC shares, your bank, broker or other nominee cannot vote your TRC shares, which will result in the absence of a vote for or against the TRC stock issuance proposal and the adjournment proposal. You should therefore provide your, broker or other nominee with instructions as to how to vote your TRC shares.

ATLS unitholders: As a general rule, absent specific instructions from you, your bank, broker or other nominee is not allowed to vote your ATLS common units on any proposal on which your bank, broker or other nominee does not have discretionary authority. Under the current rules of the NYSE, banks, brokers and other nominees do not have discretionary authority to vote on either of the ATLS Merger proposal or the ATLS compensation proposal. To instruct your bank, broker or other nominee how to vote, you should follow the directions that your bank, broker or other nominee provides to you.

Please note that you may not vote your ATLS common units held in “street name” by returning a proxy card directly to ATLS or by voting in person at the special meeting of ATLS unitholders unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. If you do not instruct your bank, broker or other nominee on how to vote your ATLS common units, your bank, broker or other nominee cannot vote your ATLS common units, which will have the same effect as a vote against the ATLS Merger proposal and result in the absence of a vote for or against the ATLS compensation proposal. You should therefore provide your, broker or other nominee with instructions as to how to vote your ATLS common units.

Q:	When do you expect the Atlas Mergers to be completed?

A:	A number of conditions must be satisfied before Targa and Atlas can complete the Atlas Mergers, including the approval of the TRC stock issuance by the TRC stockholders and the approval and adoption of the ATLS Merger Agreement by the ATLS unitholders, the approval and adoption of the APL Merger Agreement by the APL unitholders and the consummation of the Spin-Off. Although Targa and Atlas cannot be sure when all of the conditions to the Atlas Mergers will be satisfied, Targa and Atlas expect to complete the Atlas Mergers as soon as practicable following the TRC, ATLS and APL special meetings (assuming the TRC stock issuance, the ATLS Merger and the APL Merger proposals are approved by the TRC stockholders, ATLS unitholders and APL unitholders, respectively). For additional information, see “The Transaction Agreements—The ATLS Merger Agreement—Conditions to Consummation of the ATLS Merger” and “The Transaction Agreements—The APL Merger Agreement—Conditions to Consummation of the APL Merger.”

Q:	How does the TRC Board recommend that the TRC stockholders vote?

A:	The TRC Board recommends that TRC stockholders vote FOR the TRC stock issuance proposal and FOR the adjournment proposal.

On October 12, 2014, the TRC Board unanimously determined that the ATLS Merger, the ATLS Merger Agreement, and the transactions contemplated thereby, including the TRC stock issuance, are in the best interests of TRC and the TRC stockholders. The TRC Board unanimously approved the ATLS Merger, the ATLS Merger Agreement and the transactions contemplated thereby, including the TRC stock issuance, and recommends that the holders of TRC shares vote FOR the TRC stock issuance proposal and FOR the adjournment proposal.

Q:	How does the ATLS GP Board recommend that the ATLS unitholders vote?

A:	The ATLS GP Board recommends that ATLS unitholders vote FOR the ATLS Merger proposal and FOR the ATLS compensation proposal.

On October 12, 2014, the ATLS GP Board unanimously determined that the ATLS Merger, the ATLS Merger Agreement, and the transactions contemplated thereby, are in the best interests of ATLS and the ATLS unitholders. The ATLS GP Board unanimously approved the ATLS Merger, the ATLS Merger Agreement and the transactions contemplated thereby, and recommends that the ATLS unitholders vote FOR the ATLS Merger proposal and FOR the ATLS compensation proposal.

In considering the recommendation of the ATLS GP Board, ATLS unitholders should be aware that some of ATLS’s directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests they may have as unitholders. See “The Transactions—Interests of Certain Persons in the Transactions.”

Q:	What are the expected U.S. federal income tax consequences to an ATLS unitholder as a result of the transactions contemplated by the ATLS Merger Agreement?

A:	The receipt of TRC shares and cash in exchange for ATLS common units pursuant to the ATLS Merger will be a taxable transaction to U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes. A U.S. holder will generally recognize capital gain or loss on the receipt of TRC shares and cash in exchange for ATLS common units. However, a portion of this gain or loss, which portion will likely be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by ATLS and its subsidiaries, even if the ATLS unitholder’s aggregate adjusted basis in its ATLS common units exceeds the amount realized in the exchange. Consequently, a U.S. holder may recognize both ordinary income and capital loss upon the exchange of ATLS common units in the ATLS Merger. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of ATLS’s income may become available to offset a portion of the gain recognized by such U.S. holder. In addition, certain ATLS unitholders may be subject to the 3.8% net investment income tax on unearned income in respect of any net gain from the exchange. See “Material U.S. Federal Income Tax Consequences.”

Q:	What are the expected U.S. federal income tax consequences for an ATLS unitholder of the ownership of TRC shares after the ATLS Merger is completed?

A:	TRC is classified as a corporation for U.S. federal income tax purposes, and thus, TRC (and not its stockholders) is subject to U.S. federal income tax on its taxable income. A distribution of cash by TRC to a stockholder who is a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) will generally be included in such U.S. holder’s income as ordinary dividend income to the extent of TRC’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to TRC shareholders by TRC after the ATLS Merger may exceed TRC’s current and accumulated earnings and profits. Distributions of cash in excess of TRC’s current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s TRC shares and, to the extent the distribution exceeds such stockholder’s adjusted tax basis, as capital gain from the sale or exchange of such TRC shares. See “Material U.S. Federal Income Tax Consequences.”

Q:	Are TRC stockholders or ATLS unitholders entitled to appraisal rights?

A:	No. Neither TRC stockholders nor ATLS unitholders are entitled to appraisal rights in connection with the APL Merger under applicable law or contractual appraisal rights under TRC’s organizational documents, the ATLS partnership agreement or the ATLS Merger Agreement.

Q:	What if I do not vote?

A:	TRC stockholders: If you vote “abstain” on your proxy card, it will have the same effect as a vote against the TRC stock issuance proposal and the adjournment proposal. If you do not vote in person or by proxy, or a broker non-vote is made, it will have no effect on the TRC stock issuance proposal and the adjournment proposal. If you sign and return your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote FOR the TRC stock issuance proposal and FOR the adjournment proposal.

ATLS unitholders: If you you vote “abstain” on your proxy card, it will have the same effect as a vote against the ATLS Merger proposal and the ATLS compensation proposal. If you do not vote in person or by proxy, or a broker non-vote is made, it will have the same effect as a vote against the ATLS Merger proposal and will have no effect on the ATLS compensation proposal. If you sign and return your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote FOR the ATLS Merger proposal and FOR the ATLS compensation proposal.

Q:	If I am planning to attend a special meeting in person, should I still vote by proxy?

A:	Yes. Whether or not you plan to attend the special meeting for the company in which you own shares or units, as applicable, you should vote by proxy. Your shares or units will not be voted if you do not vote by proxy and do not vote in person at the scheduled special meeting of the company in which you hold shares or units, as applicable.

Q:	Who may attend the TRC special meeting and the ATLS special meeting?

A:	TRC stockholders (or their authorized representatives) and TRC’s invited guests may attend the TRC special meeting. ATLS unitholders (or their authorized representatives) and ATLS’s invited guests may attend the ATLS special meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance.

Q:	Can I change my vote after I have submitted by proxy?

A:	Yes. If you own your shares or units in your own name, you may revoke your proxy at any time prior to its exercise by:

•	giving written notice of revocation to the Secretary of ATLS GP or the Secretary of TRC, as applicable, at or before the special meeting of the company in which you own shares or units;

•	appearing and voting in person at the special meeting of the company in which you own shares or units; or

•	properly completing and executing a later dated proxy and delivering it to the Secretary of ATLS GP or the Secretary of TRC, as applicable, at or before the special meeting.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken.

Q:	What should I do if I receive more than one set of voting materials for the TRC special meeting or the ATLS special meeting?

A:	You may receive more than one set of voting materials for the TRC special meeting or the ATLS special meeting and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold shares or units. Additionally, if you are a holder of record registered in more than one name, you will receive more than one proxy card. Finally, if you hold both TRC shares and ATLS common units, you will receive two separate packages of proxy materials. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on it.

Q:	Whom do I call if I have further questions about voting, the special meetings or the ATLS Merger?

A:	TRC stockholders and ATLS unitholders who have questions about the ATLS Merger, including the procedures for voting their shares or units, or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

If you are a TRC stockholder: D.F. King & Co., Inc. 48 Wall Street New York, NY 10005 Banks and Brokers Call: (212) 269-5550 All Others Call Toll Free: (800) 821-8780 Email: trc@dfking.com

If you are an ATLS unitholder:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (866) 775-2705

Or Contact via E-mail at:

ATLS@georgeson.com

or	or
Targa Resources Corp. 1000 Louisiana Street, Suite 4300 Attention: Investor Relations Houston, Texas 77002 Telephone: (713) 584-1133	Atlas Energy, L.P. Park Place Corporate Center One 1000 Commerce Drive, 4th Floor Attention: Investor Relations Pittsburgh, Pennsylvania 15275 Telephone: (877) 280-2857

SUMMARY

This summary highlights some of the information in this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the Atlas Mergers fully and for a more complete description of the terms of the Atlas Mergers, you should read carefully this document, the documents incorporated by reference, and the Annexes to this document, including the full text of the Atlas Merger Agreements included as Annex A and Annex B. Please also read “Where You Can Find More Information.”

The Parties

Targa Resources Corp.

Targa Resources Corp., or TRC, is a publicly traded Delaware corporation formed in October 2005. TRC does not directly own any operating assets; its main source of future revenue therefore is from general and limited partner interests, including incentive distribution rights (“IDRs”), in TRP. TRC’s shares of common stock are listed on the NYSE under the symbol “TRGP.”

TRC’s principal executive offices are located at 1000 Louisiana Street, Suite 4300, Houston, Texas 77002 and its telephone number is 713-584-1000.

Targa Resources Partners LP

Targa Resources Partners LP, or TRP, is a publicly traded Delaware limited partnership formed in October 2006 by its parent, TRC, to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. TRP’s common units are listed on the NYSE under the symbol “NGLS.” TRP is a leading provider of midstream natural gas and natural gas liquids (“NGL”) services in the United States, with a growing presence in crude oil gathering and petroleum terminaling.

TRP is engaged in the business of:

•	gathering, compressing, treating, processing and selling natural gas;

•	storing, fractionating, treating, transporting and selling NGLs and NGL products;

•	gathering, storing and terminaling crude oil; and

•	storing, terminaling and selling refined petroleum products.

TRP’s principal executive offices are located at 1000 Louisiana Street, Suite 4300, Houston, Texas 77002 and its telephone number is 713-584-1000.

Atlas Energy, L.P.

Atlas Energy, L.P., or ATLS, is a publicly traded Delaware master limited partnership whose common units are listed on the NYSE under the symbol “ATLS.” Its assets currently consist principally of its ownership interests in the following:

•	Atlas Pipeline Partners, L.P. (NYSE: APL), a publicly traded Delaware master limited partnership and midstream energy service provider engaged in natural gas gathering, processing and treating services primarily in the Anadarko, Arkoma and Permian Basins located in the southwestern and mid-continent regions of the United States and in the Eagle Ford Shale play in south Texas; natural gas gathering services in the Appalachian Basin in the northeastern region of the United States; and NGL transportation services in the southwestern region of the United States;

•	Atlas Resource Partners, L.P. (NYSE: ARP), a publicly traded Delaware master limited partnership and an independent developer and producer of natural gas, crude oil and NGLs, with operations in basins across the United States. ARP sponsors and manages tax-advantaged investment partnerships, in which it coinvests, to finance a portion of its natural gas and oil production activities;

•	Its exploration and production development subsidiary (the “Development Subsidiary”), a partnership that currently conducts natural gas and oil operations in the mid-continent region of the United States. At October 31, 2014, ATLS owned a 2.5% limited partner interest in the Development Subsidiary and 80.0% of its outstanding general partner units;

•	Lightfoot Capital Partners, L.P. (“Lightfoot L.P.”) and Lightfoot Capital Partners GP, LLC (“Lightfoot GP”), the general partner of Lightfoot L.P. (collectively, “Lightfoot”), entities which incubate new master limited partnerships (“MLPs”) and invest in existing MLPs. At October 31, 2014, ATLS had an approximate 15.9% general partner interest and 12% limited partner interest in Lightfoot; and

•	Direct natural gas development and production assets in the Arkoma Basin.

ATLS’s principal executive offices are located at Park Place Corporate Center One, 1000 Commerce Drive, 4th Floor, Pittsburgh, Pennsylvania 15275-1011, and its telephone number is (877) 950-7473.

Atlas Pipeline Partners, L.P.

Atlas Pipeline Partners, L.P, or APL, is a publicly traded Delaware limited partnership formed in 1999 whose common units are listed on the NYSE under the symbol “APL.” APL is a leading provider of natural gas gathering, processing and treating services primarily in the Anadarko, Arkoma and Permian Basins located in the southwestern and mid-continent regions of the United States and in the Eagle Ford Shale play in south Texas; a provider of natural gas gathering services in the Appalachian Basin in the northeastern region of the United States and a provider of NGL transportation services in the southwestern region of the United States.

APL’s general partner, Atlas Pipeline Partners GP, LLC, manages its operations and activities through its ownership of APL’s general partner interest. Atlas Pipeline GP is a wholly owned subsidiary of ATLS, which owned 5.5% of the limited partner interests in APL at October 31, 2014, as well as a 2.0% general partner interest.

APL’s principal executive offices are located at Park Place Corporate Center One, 1000 Commerce Drive, 4th Floor, Pittsburgh, Pennsylvania 15275-1011, and its telephone number is (877) 950-7473.

Relationships Between the Parties

Prior to May 2014, APL indirectly held an aggregate 20% interest in West Texas LPG Pipeline Limited Partnership (“WTLPG”), which owns a common-carrier pipeline system that transports NGLs from New Mexico and Texas to Mont Belvieu, Texas for fractionation. During 2011, 2012 and 2013, certain subsidiaries of TRP paid WTLPG approximately $25.4 million, $20.8 million and $22.9 million, respectively, for the WTLPG tariffs, net payments for system losses/gains and reimbursements for connections and other construction costs. For the nine months ended September 30, 2013 and 2014, certain subsidiaries of TRP paid WTLPG approximately $17.4 and $20.0 million, respectively, for the WTLPG tariffs, net payments for system losses/gains and reimbursements for connections and other construction costs.

During 2013, certain subsidiaries of TRP paid Atlas Barnett LLC and Atlas Pipeline Mid-Continent LLC, subsidiaries of APL, approximately $4.4 million pursuant to certain gas purchase agreements. For the nine months ended September 30, 2013 and 2014, certain subsidiaries of TRP paid Atlas Barnett LLC and Atlas Pipeline Mid-Continent LLC approximately $2.1 million and $8.4 million, respectively, pursuant to certain gas purchase agreements.

The Transactions

On October 13, 2014, TRC and ATLS entered into an Agreement and Plan of Merger with GP Merger Sub and ATLS GP, which we refer to as the ATLS Merger Agreement. The ATLS Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, GP Merger Sub will merge with and into ATLS, with ATLS surviving the merger as a subsidiary of TRGP, which we refer to as the ATLS Merger.

Concurrently with the execution of the ATLS Merger Agreement, on October 13, 2014, TRP and APL entered into an Agreement and Plan of Merger with TRC, TRP GP, MLP Merger Sub, ATLS and APL GP, which we refer to as the APL Merger Agreement. The APL Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, immediately following the ATLS Merger, MLP Merger Sub will merge with and into APL, with APL surviving the merger as a subsidiary of NGLS, which we refer to as the APL Merger.

Subject to the terms and conditions set forth in the ATLS Merger Agreement, ATLS has agreed that it will, pursuant to the Separation Agreement, (1) transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment to Atlas Energy Group, LLC, which we refer to as New Atlas, and (2) immediately prior to the ATLS Merger, effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas, which we refer to as the Spin-Off.

Each of the Transactions is cross-conditioned (subject to permitted waiver) on either the consummation of each of the other Transactions or the parties’ agreement that such other Transactions will occur substantially concurrently with the other Transactions.

The ATLS Merger Consideration

The ATLS Merger Agreement provides that, at the ATLS Effective Time, each ATLS common unit issued and outstanding immediately prior to the ATLS Effective Time will be converted into the right to receive (i) 0.1809 of a share of TRC common stock, which we refer to as the ATLS Stock Consideration, and (ii) cash in the amount of $9.12, which we refer to as the ATLS Cash Consideration and, together with the ATLS Stock Consideration, the ATLS Merger Consideration. Based on the closing price of the TRC shares on October 10, 2014, the last trading day before the public announcement of the ATLS Merger, the aggregate value of the ATLS Merger Consideration was approximately $1.9 billion. Any ATLS common units owned immediately prior to the ATLS Effective Time by ATLS or its wholly owned subsidiaries or by TRC or its wholly owned subsidiaries will be cancelled without any conversion or payment of consideration in respect thereof.

The APL Merger Consideration

The APL Merger Agreement provides that, at the APL Effective Time, each APL unit issued and outstanding immediately prior to the APL Effective Time will be converted into the right to receive (i) 0.5846 of a TRP common unit, which we refer to as the APL Unit Consideration, and (ii) cash in the amount of $1.26, which we refer to as the APL Cash Consideration and, together with the APL Unit Consideration, the APL Merger Consideration. Based on the closing price of the TRP common units on October 10, 2014, the last trading day before the public announcement of the APL Merger, the aggregate value of the APL Merger Consideration was approximately $5.8 billion. Any APL common units owned immediately prior to the APL Effective Time by APL or its wholly owned subsidiaries or by TRP or its wholly owned subsidiaries will be cancelled without any conversion or payment of consideration in respect thereof.

Treatment of ATLS Equity Awards

Spin-Off Adjustment to ATLS Equity Awards

In connection with the Spin-Off, each option to purchase ATLS common units will be converted into an adjusted ATLS option and a New Atlas option. We refer to each of the ATLS options as adjusted in connection with the Spin-Off as an “adjusted ATLS option.” The exercise price and number of units subject to each option will be adjusted in order to preserve the aggregate intrinsic value of the original ATLS option as measured immediately before and immediately after the Spin-Off, subject to rounding.

Holders of ATLS phantom unit awards will retain those awards and also will receive a New Atlas phantom unit award covering a number of New Atlas common units that reflects the distribution to ATLS unitholders, determined by applying the distribution ratio in the Spin-Off to the ATLS phantom unit awards as though they were actual ATLS common units. We refer to each of ATLS phantom units as an “original ATLS phantom unit.”

Treatment of New Atlas Equity Awards

Immediately following the Spin-Off, all New Atlas options and phantom unit awards will become fully vested and will be cancelled and settled for the implied value of a New Atlas common unit less, in the case of New Atlas options, the applicable exercise price. All New Atlas options and phantom unit awards will be settled in cash, subject to a specified aggregate cap on the amount of cash that may be distributed in respect of all New Atlas equity awards. If the cap is exceeded, then any amounts payable to holders of New Atlas equity awards in excess of the cap will be settled in New Atlas common units. If the cap is not exceeded, then any excess available cash will be distributed to the holders of New Atlas phantom unit awards on a pro rata basis. The computation of the cap is discussed in more detail in the section entitled “The Transactions—Interests of Certain Persons in the Transaction—Severance Payments.”

ATLS Equity Awards Held by New Atlas Allocated Employees

Adjusted ATLS Options. Each adjusted ATLS option, whether vested or unvested, that is held by an employee of New Atlas following the Spin-Off (whom we refer to collectively as “New Atlas allocated employees”), a non-employee director of ATLS or APL, or a former employee, and that is outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, become fully vested and be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the adjusted ATLS option, net of the applicable exercise price. Any adjusted ATLS option that has an exercise price that is greater than or equal to the cash value of the ATLS Merger Consideration will be cancelled for no consideration.

Original ATLS Phantom Unit Awards. Each original ATLS phantom unit that is held by a New Atlas allocated employee, a non-employee director of ATLS or APL, or a former employee, and that is outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, become fully vested and be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the original ATLS phantom unit award.

ATLS Equity Awards Held by ATLS Employees

Adjusted ATLS Options. Each vested adjusted ATLS option that is held by an employee of ATLS following the Spin-Off (whom we refer to as “ATLS allocated employees”), and that is outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the adjusted ATLS option, net of the applicable exercise price.

Each unvested adjusted ATLS option that is held by an ATLS allocated employee and outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, be cancelled and converted into the right to receive (net of the applicable exercise price): (1) the ATLS Cash Consideration in respect of each ATLS common unit underlying the adjusted ATLS option and (2) a TRC restricted stock award with respect to a number of shares of TRC common stock (rounded down to the nearest whole share) equal to the product of (a) the number of ATLS common units underlying the adjusted ATLS option, multiplied by (b) the ATLS Stock Consideration. Each TRC restricted stock award will settle in TRC common stock upon vesting.

Any adjusted ATLS option that has an exercise price that is greater than or equal to the cash value of the ATLS Merger Consideration will be cancelled for no consideration.

Original ATLS Phantom Unit Awards. Each original ATLS phantom unit award that is held by an ATLS allocated employee and outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, be cancelled and converted into the right to receive: (1) the ATLS Cash Consideration in respect of each ATLS common unit underlying the original ATLS phantom unit award and (2) a TRC restricted stock award with respect to a number of shares of TRC common stock (rounded to the nearest whole share) equal to the product of (a) the number of ATLS common units underlying the original ATLS phantom unit award, multiplied by (b) the ATLS Stock Consideration. Each TRC restricted stock award will settle in TRC common stock upon vesting.

Treatment of APL Equity Awards

APL Phantom Unit Awards Held by New Atlas Allocated Employees

Each APL phantom unit award that is outstanding immediately prior to the APL Effective Time and held by a New Atlas allocated employee, a non-employee director of ATLS or APL, or a former employee will, as of the APL Effective Time, become fully vested and be cancelled and converted into the right to receive the APL Merger Consideration in respect of each APL common unit underlying the APL phantom unit award.

APL Phantom Unit Awards Held by ATLS Allocated Employees

Each APL phantom unit award that is outstanding immediately prior to the APL Effective Time and held by an ATLS allocated employee will, as of the APL Effective Time, be cancelled and converted into the right to receive: (1) the APL Cash Consideration in respect of each APL common unit underlying the APL phantom unit award and (2) a TRP phantom unit award with respect to a number of TRP units (rounded to the nearest whole unit) equal to the product of (a) number of APL common units underlying the APL phantom unit award, multiplied by (b) the APL Unit Consideration. Each TRP phantom unit award will settle in TRP units upon vesting.

Special Meetings

TRC Special Meeting

Where and when: The TRC special meeting will take place at                     on                     , 2015 at             , local time.

What you are being asked to vote on: At the TRC special meeting, TRC stockholders will vote on the TRC stock issuance proposal and the adjournment proposal.

Who may vote: You may vote at the TRC special meeting if you owned TRC shares at the close of business on the record date,                     , 2015. On that date, there were                     TRC shares outstanding. You may cast one vote for each outstanding TRC share that you owned on the record date.

What vote is needed: Approval of the TRC stock issuance proposal requires the affirmative vote of a majority of the TRC shares present in person or represented by proxy at the TRC special meeting and entitled to vote thereon. Approval of the adjournment proposal requires the affirmative vote of a majority of the TRC shares present in person or represented by proxy at the TRC special meeting and entitled to vote thereon. Abstentions will have the same effect as votes against the TRC stock issuance proposal and the adjournment proposal. Failures to vote and broker non-votes (if any) will have no effect on the TRC stock issuance proposal and the adjournment proposal.

All of the directors and executive officers of TRC beneficially own, in the aggregate, approximately     % of the outstanding TRC shares as of the record date. Pursuant to voting and support agreements with ATLS, the executive officers of TRC have agreed to vote any TRC shares beneficially owned by them in favor of the TRC stock issuance proposal and the adjournment proposal. The TRC stockholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding TRC shares as of the record date. In addition, we believe that the directors of TRC will vote in favor of the TRC stock issuance proposal and the adjournment proposal.

ATLS Special Meeting

Where and when: The ATLS special meeting will take place at                     on                     , 2015 at         , local time.

What you are being asked to vote on: At the ATLS special meeting, ATLS unitholders will vote on the ATLS Merger proposal and the ATLS compensation proposal. ATLS unitholders also may be asked to consider other matters as may properly come before the meeting. At this time, ATLS knows of no other matters that will be presented for the consideration of its unitholders at the meeting.

Who may vote: You may vote at the ATLS special meeting if you owned ATLS common units at the close of business on the record date,                     , 2015. On that date, there were             ATLS common units outstanding. You may cast one vote for each outstanding ATLS common unit that you owned on the record date.

What vote is needed: Approval of the ATLS Merger proposal requires the affirmative vote of a majority of the outstanding ATLS common units entitled to vote thereon. Approval, on an advisory, non-binding basis, of the ATLS compensation proposal each requires the affirmative vote of the holders of a majority of the outstanding units entitled to vote and represented in person or by proxy at the ATLS special meeting. Abstentions will have the same effect as votes against the ATLS Merger proposal and the ATLS compensation proposal. Failures to vote and broker non-votes (if any) will have the same effect as votes against the ATLS Merger proposal and will have no effect on the ATLS compensation proposal. The vote on the ATLS compensation proposal is a vote separate and apart from the ATLS Merger proposal. Accordingly, you may vote to approve the ATLS Merger proposal and vote not to approve the ATLS compensation proposal and vice versa. Because the vote on the ATLS compensation proposal is advisory in nature only, it will not be binding on ATLS or TRC.

All of the directors and executive officers of ATLS beneficially own, in the aggregate, approximately     % of the outstanding ATLS common units as of the record date. Pursuant to voting and support agreements with TRC, certain directors and officers of ATLS have agreed to vote any ATLS common units beneficially owned by them in favor of the ATLS executive Merger proposal. The ATLS unitholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding ATLS common units as of the record date. In addition, we believe that the directors and executive officers of ATLS who are not party to voting and support agreements will vote in favor of adopting the APL Merger proposal. We also believe that the directors and executive officers of ATLS will vote in favor of adopting the ATLS compensation proposal.

Recommendation to the TRC Stockholders and the TRC Board’s Reasons for the ATLS Merger

At a special board meeting held on October 12, 2014, the TRC Board unanimously determined that the ATLS Merger, the ATLS Merger Agreement, and the transactions contemplated thereby, including the TRC stock issuance, are in the best interests of TRC and the TRC stockholders. The TRC Board unanimously approved the ATLS Merger, the ATLS Merger Agreement and the transactions contemplated thereby, including the TRC stock issuance, and recommends that the holders of TRC shares vote FOR the TRC stock issuance proposal and FOR the adjournment proposal. In the course of reaching its decision to approve the ATLS Merger, the ATLS Merger Agreement and the transactions contemplated thereby, the TRC Board considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Transactions—Recommendation to the TRC Stockholders and the TRC Board’s Reasons for the ATLS Merger.”

Recommendation to the ATLS Unitholders and the ATLS GP Board’s Reasons for the ATLS Merger

At a special board meeting held on October 12, 2014, the ATLS GP Board unanimously determined that the ATLS Merger, the ATLS Merger Agreement, and the transactions contemplated thereby, are in the best interests of ATLS and the ATLS unitholders. The ATLS GP Board unanimously approved the ATLS Merger, the ATLS Merger Agreement and the transactions contemplated thereby, and recommends that the ATLS unitholders vote FOR the ATLS Merger proposal and FOR the ATLS compensation proposal. In the course of reaching its decision to approve the ATLS Merger proposal, the ATLS GP Board considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Transactions—Recommendation to the ATLS Unitholders and the ATLS GP Board’s Reasons for the ATLS Merger.”

In considering the recommendation of the ATLS GP Board, ATLS unitholders should be aware that some of ATLS’s directors and executive officers may have interests in the transactions that are different from, or in addition to, the interests they may have as unitholders. See “The Transactions—Interests of Certain Persons in the Transactions.”

Opinion of the TRC Board’s Financial Advisor

On October 12, 2014, Wells Fargo Securities, LLC, which we refer to in this joint proxy statement/prospectus as “Wells Fargo Securities,” rendered its oral opinion to the TRC Board (which was confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the TRC Board dated October 12, 2014), as to, as of October 12, 2014, the fairness, from a financial point of view, to TRC of the ATLS Merger Consideration to be paid and issued by TRC in the ATLS Merger pursuant to the ATLS Merger Agreement.

Wells Fargo Securities’ opinion was for the information of the TRC Board (in its capacity as such) in connection with its evaluation of the ATLS Merger. Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to TRC of the ATLS Merger Consideration to be paid and issued by TRC in the ATLS Merger pursuant to the ATLS Merger Agreement and did not address any other terms, aspects or implications of the ATLS Merger or any agreements, arrangements or understandings entered into in connection therewith or otherwise. The summary of Wells Fargo Securities’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wells Fargo Securities in connection with the preparation of its opinion. However, neither Wells Fargo Securities’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, a recommendation as to or otherwise address how the members of the TRC Board, the holders of TRC common stock or any other person should vote or act in respect to the ATLS Merger or any related matter. See “The Transactions—Opinion of the TRC Board’s Financial Advisor.”

Opinions of ATLS’s Financial Advisors

Opinion of Citigroup Global Markets Inc.

In connection with the ATLS Merger, Citigroup Global Markets Inc. (“Citi”), financial advisor to ATLS and APL, delivered a written opinion, dated October 12, 2014, to the ATLS GP Board as to the fairness, from a financial point of view and as of the date of the opinion, to holders of ATLS common units of the ATLS Merger Consideration to be received by such holders pursuant to the ATLS Merger Agreement. The full text of Citi’s written opinion, dated October 12, 2014, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex D and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the ATLS GP Board (in its capacity as such on behalf of ATLS) in connection with its evaluation of the ATLS Merger Consideration from a financial point of view and did not address any other terms, aspects or implications of the ATLS Merger or the other Transactions. Citi was not requested to consider, and its opinion did not address, the underlying business decision of ATLS or APL to effect the ATLS Merger or any other Transactions, the relative merits of the ATLS Merger or any other Transactions as compared to any alternative business strategies or opportunities that might exist for ATLS or APL or the effect of any other transaction in which ATLS or APL might engage or consider. Citi’s opinion is not intended to be and does not constitute a recommendation as to how any securityholder should vote or act on any matters relating to the proposed ATLS Merger, any other Transactions or otherwise.

Opinion of Deutsche Bank Securities Inc.

Deutsche Bank Securities Inc. (“Deutsche Bank”), one of the financial advisors to ATLS, rendered its written opinion to the ATLS GP Board that, as of October 13, 2014 and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the ATLS Merger Consideration to be paid to the holders of ATLS common units pursuant to the ATLS Merger Agreement was fair, from a financial point of view, to such holders (excluding TRC and its affiliates).

The full text of Deutsche Bank’s written opinion, dated as of October 13, 2014, which sets forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex E and is incorporated herein by reference in its entirety. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and was for the use and benefit of, the ATLS GP Board in connection with and for the purpose of its evaluation of the ATLS Merger. While Deutsche Bank gave effect to the Spin-Off and the APL Merger in reaching its opinion, Deutsche Bank’s opinion addressed only the fairness of the ATLS Merger Consideration from a financial point of view to the holders of outstanding ATLS common units (excluding TRC and its affiliates) pursuant to the ATLS Merger Agreement. Deutsche Bank did not consider, and its opinion did not address, the relative fairness of the ATLS Merger Consideration as compared with the APL Merger Consideration. Nor did Deutsche Bank express an opinion, and its opinion did not constitute a recommendation, as to how any holder of ATLS common units should vote with respect to the ATLS Merger or any other matter. Deutsche Bank’s opinion was limited to the fairness of the ATLS Merger Consideration, from a financial point of view, to the holders of ATLS common units (excluding TRC and its affiliates) as of the date of the opinion. Deutsche Bank expressed no opinion as to the merits of the underlying decision by ATLS to engage in the ATLS Merger or the relative merits of the ATLS Merger (or any other transaction contemplated by the Separation Agreement or the APL Merger

Agreement) as compared to any alternative transactions or business strategies. See “The Transactions—Opinions of ATLS’s Financial Advisors.”

Interests of Certain Persons in the Transactions

In considering the recommendation of the ATLS GP Board with respect to the ATLS Merger Agreement, ATLS unitholders should be aware that some of ATLS’s directors and executive officers have interests in the transaction that are different from, or in addition to, the interests of ATLS’s unitholders generally, including, among others:

•	The ATLS Merger Agreement provides for the full or partial vesting of all outstanding ATLS equity awards in connection with the ATLS Merger.

•	The APL Merger Agreement provides for the partial or full vesting and cancellation of outstanding APL phantom unit awards in connection with the APL Merger.

•	Certain of ATLS’s executive officers are parties to employment agreements with ATLS that provide for severance benefits and accelerated vesting of ATLS, APL, and ARP equity awards in the event of qualifying terminations of employment, which, with respect to certain such executive officers, will be deemed to have occurred connection with the Transactions.

•	ATLS’s directors and executive officers are entitled to continued indemnification and insurance coverage under the ATLS Merger Agreement.

•	The ATLS Merger Agreement permits ATLS, at any time prior to the consummation of the Transactions, to pay each employee, including ATLS’s executive officers, a cash bonus in respect of the full 2014 calendar year, subject to a cap of 1.5 times the target level in the aggregate for all employees.

•	As described in the section entitled “The Transactions—Interests of Certain Persons in the Transactions—Treatment of ATLS Equity Awards—Treatment of New Atlas Equity Awards,” all New Atlas options and phantom unit awards will be settled in cash, subject to a specified aggregate cap amount. If the cap is exceeded, then any amounts payable to holders of New Atlas equity awards in excess of the cap will be settled in New Atlas common units. If the cap is not exceeded, then any excess available cash will be distributed to the holders of New Atlas phantom unit awards on a pro rata basis.

•	APL is permitted to establish a cash-based retention program in an aggregate amount no greater than $10 million for ATLS allocated employees identified by the Executive Committee of ATLS (or its designee). Awards under the program will vest on the closing date of the APL Merger, subject to the award recipient’s continued employment through that date.

These interests are discussed in more detail in the section entitled “The Transactions—Interests of Certain Persons in the Transaction.” The ATLS GP Board was aware of these different or additional interests, and considered them along with other matters in approving the ATLS Merger Agreement and the Transactions.

The Transaction Agreements

The ATLS Merger Agreement

Conditions to Consummation of the ATLS Merger

The obligations of TRC and ATLS to effect the ATLS Merger are subject to the satisfaction or waiver (if waiver is permitted by applicable law) of the following conditions:

•	ATLS shall have received the ATLS unitholder approval (as defined under “The Transaction Agreements—The ATLS Merger Agreement—Conditions to Consummation of the ATLS Merger”);

•	TRC shall have received the TRC stockholder approval (as defined under “The Transaction Agreements—The ATLS Merger Agreement—Conditions to Consummation of the ATLS Merger”);

•	the ATLS Regulatory Approval Conditions (as defined under “The Transaction Agreements—The ATLS Merger Agreement—Conditions to Consummation of the ATLS Merger”) shall have been satisfied;

•	the registration statement of which this joint proxy statement/prospectus forms a part, shall have become effective under the Securities Act and shall not be subject to any stop order or proceedings initiated or threatened by the SEC;

•	the TRC shares to be issued in the ATLS Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	all of the conditions set forth in the APL Merger Agreement shall have been satisfied or irrevocably waived (if permitted under applicable law) in writing by the applicable party thereto (other than those conditions that by their terms are to be satisfied by actions taken at the closing under the APL Merger Agreement and the condition relating to the consummation of the ATLS Merger) and the parties thereto shall be ready, willing and able to consummate the APL Merger, substantially concurrently with the ATLS Merger;

•	the Spin-Off shall have been consummated in compliance in all material respects with the terms and conditions set forth in the Separation Agreement (after giving effect to any valid amendments or waivers); and

•	any indebtedness outstanding under the ATLS credit agreements shall have been repaid as of the ATLS Effective Time.

The obligations of ATLS to effect the ATLS Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of TRC in the ATLS Merger Agreement shall be true and correct as of October 13, 2014 and as of the closing date of the ATLS Merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Transaction Agreements—The ATLS Merger Agreement—Conditions to Consummation of the ATLS Merger”;

•	TRC and GP Merger Sub shall have performed, in all material respects, all agreements and covenants required to be performed by them under the ATLS Merger Agreement prior to the ATLS Effective Time; and

•	the Additional ATLS Conditions (as defined below under “The Transaction Agreements—The ATLS Merger Agreement—Conditions to Consummation of the ATLS Merger”) shall have been satisfied.

The obligations of TRC to effect the ATLS Merger are subject to the satisfaction or waiver of the following additional conditions, at or prior to the closing:

•	the representations and warranties of ATLS in the ATLS Merger Agreement shall be true and correct as of October 13, 2014 and as of the closing date of the ATLS Merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Transaction Agreements—The ATLS Merger Agreement—Conditions to Consummation of the ATLS Merger”;

•	ATLS and ATLS GP shall have performed, in all material respects, all agreements and covenants required to be performed by them under the ATLS Merger Agreement prior to the ATLS Effective Time; and

•	the Additional TRC Conditions (as defined below under “The Transaction Agreements—The ATLS Merger Agreement—Conditions to Consummation of the ATLS Merger”) shall have been satisfied.

No Solicitation by ATLS of Alternative Proposals

The ATLS Merger Agreement contains detailed provisions prohibiting ATLS GP and ATLS from seeking an alternative proposal to the ATLS Merger (as defined under “The Transaction Agreements—The ATLS Merger Agreement—No Solicitation by ATLS of Alternative Proposals”). Under these “no solicitation” provisions, neither ATLS GP nor ATLS will, and each of ATLS and ATLS GP will cause ATLS’s subsidiaries and the New Atlas Companies not to, and use reasonable best efforts to cause its and the subsidiaries’ and New Atlas Companies’ officers, directors, managers, members, employees and other representatives not to, directly or indirectly,

•	initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, any alternative proposal, or

•	enter into or participate in any discussions or negotiations regarding, or furnish to any person any non-public information regarding ATLS GP, ATLS or their subsidiaries with respect to, or that could reasonably be expected to lead to, or in connection with or for the purpose of encouraging or facilitating, any alternative proposal.

In addition, the ATLS Merger Agreement requires that ATLS GP and ATLS will, and will use reasonable best efforts to cause its and its subsidiaries’ and the New Atlas Companies’ representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person (other than Targa entities and their respective representatives) conducted on or prior to October 13, 2014 with respect to any alternative proposal (which, for this purpose, need not have been an unsolicited proposal) and request of each such person that executed a confidentiality agreement with ATLS with respect to any alternative proposal (which, for this purpose, need not have been an unsolicited proposal) in the six months prior to October 13, 2014 and is in possession of confidential information about ATLS GP, ATLS or any of their subsidiaries, the return or destruction of all such confidential information in accordance with the terms of the confidentiality agreement with such person.

Notwithstanding these restrictions, the ATLS Merger Agreement provides that, at any time prior to ATLS unitholders voting in favor of adopting the ATLS Merger Agreement, if ATLS or ATLS GP receives an alternative proposal that was not solicited after the execution of the ATLS Merger Agreement, that the ATLS GP Board believes is bona fide and that did not result from a violation of the no solicitation restrictions described above, and (after consultation with its financial advisors and outside legal counsel) the ATLS GP Board determines in good faith that such alternative proposal could result in a superior proposal (as defined under “The Transaction Agreements—The ATLS Merger Agreement—No Solicitation by ATLS of Alternative Proposals”), ATLS may (A) furnish information, including non-public information, with respect to it and its subsidiaries, and afford access to the business, properties, books and records of ATLS and its subsidiaries, to the person making such alternative proposal and such person’s representatives and (B) enter into and participate in discussions or negotiations with the person making such alternative proposal and its representatives, provided that ATLS comply with certain provisions of the ATLS Merger Agreement as described under “The Transaction Agreements—The ATLS Merger Agreement—No Solicitation by ATLS of Alternative Proposals.”

Change in ATLS GP Board Recommendation; Termination for Superior Proposal

The ATLS Merger Agreement generally provides that, subject to the exceptions described below, the ATLS GP Board will not effect a ATLS change in recommendation (as defined under “The Transaction Agreements—The ATLS Merger Agreement—Change in ATLS GP Board Recommendation”). Notwithstanding anything in the ATLS Merger Agreement to the contrary, if (i) ATLS receives a written, unsolicited alternative proposal (and such proposal is not withdrawn) that the ATLS GP Board believes is bona fide, (ii) such alternative proposal did not result, directly or indirectly, from a violation of the no solicitation provisions described above and (iii) the

ATLS GP Board determines, after consultation with its financial advisors and outside legal counsel, that such alternative proposal constitutes a superior proposal, then the ATLS GP Board may at any time prior to obtaining the ATLS unitholder approval, effect an ATLS change in recommendation or terminate the ATLS Merger Agreement to enter into a definitive agreement in respect of the superior proposal; provided, however, that the ATLS GP Board may not take such action pursuant to the foregoing unless it complies with certain provisions of the ATLS Merger Agreement as described under “The Transaction Agreements—The ATLS Merger Agreement—Change in ATLS GP Board Recommendation.”

Other than in connection with an alternative proposal, the ATLS Merger Agreement also permits the ATLS GP Board to make an ATLS change in recommendation in response to an ATLS intervening event (as defined under “The Transaction Agreements—The ATLS Merger Agreement—Change in ATLS GP Board Recommendation”) at any time prior to obtaining the approval of the ATLS unitholders of the ATLS Merger Agreement, but only if it complies with certain provisions of the ATLS Merger Agreement as described under “The Transaction Agreements—The ATLS Merger Agreement—Change in ATLS GP Board Recommendation.”

Change in TRC Board Recommendation

The ATLS Merger Agreement generally provides that the TRC Board will not effect a TRC change in recommendation (as defined under “The Transaction Agreements—The ATLS Merger Agreement—Change in TRC Board Recommendation”).

Notwithstanding anything in the ATLS Merger Agreement to the contrary, the ATLS Merger Agreement permits the TRC Board to make a TRC change in recommendation in response to a TRC intervening event (as defined under “The Transaction Agreements—The ATLS Merger Agreement—Change in TRC Board Recommendation”) at any time prior to obtaining the approval of the ATLS unitholders of the ATLS Merger Agreement, but only if TRC complies with certain requirements set forth under “The Transaction Agreements—The ATLS Merger Agreement—Change in TRC Board Recommendation.”

Termination of the ATLS Merger Agreement

Either TRC or ATLS may terminate the ATLS Merger Agreement at any time prior to the closing:

•	by mutual written consent;

•	if there is in effect a final and nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the ATLS Merger Agreement (unless such order is due, in whole or in part, to the failure of the terminating party to perform any of its obligations under the ATLS Merger Agreement);

•	if the closing of the ATLS Merger has not occurred on or before June 30, 2015 (as it may be extended, the “outside date”) (unless such failure of the closing to occur is due to the failure of the terminating party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such party prior to the closing); provided that if all the conditions to closing of the ATLS Merger, other than the ATLS Regulatory Approval Conditions, shall have been satisfied or be capable of being satisfied as of the outside date, either TRC or ATLS may extend the outside date up to August 31, 2015;

•	if the ATLS special meeting has concluded and the ATLS unitholder approval has not been obtained;

•	if the TRC special meeting has concluded and the TRC stockholder approval has not been obtained; or

•	if the APL Merger Agreement is terminated.

In addition, TRC may terminate the ATLS Merger Agreement:

•	if an ATLS change in recommendation shall have occurred prior to the ATLS unitholder approval; or

•	if an ATLS terminable breach has occurred (as defined under “The Transaction Agreements—The ATLS Merger Agreement—Termination of the ATLS Merger Agreement”); provided that TRC shall not have the right to terminate the ATLS Merger Agreement pursuant to an ATLS terminable breach if TRC is then in material breach of any of its representations, warranties, covenants or agreements set forth in the ATLS Merger Agreement.

In addition, ATLS may terminate the ATLS Merger Agreement:

•	if a TRC terminable breach has occurred (as defined under “The Transaction Agreements—The ATLS Merger Agreement—Termination of the ATLS Merger Agreement”); provided that ATLS shall not have the right to terminate the ATLS Merger Agreement pursuant to a TRC terminable breach if ATLS is then in material breach of any of its representations, warranties, covenants or agreements set forth in the ATLS Merger Agreement;

•	if a TRC change in recommendation has occurred prior to the TRC stockholder approval; or

•	prior to obtaining ATLS unitholder approval, to enter into a definitive agreement with respect to any superior proposal, provided that ATLS concurrently with such termination pays to TRC the termination fee (as described below).

Termination Fees and Expenses

The ATLS Merger Agreement provides for certain termination rights for both ATLS and TRC, including provisions permitting either ATLS or TRC to terminate the ATLS Merger Agreement upon the termination of the APL Merger Agreement. The ATLS Merger Agreement further provides that upon termination of the APL Merger Agreement under certain circumstances, ATLS or TRC, as applicable, will be obligated to pay the other party one of the following (depending on circumstances of termination): (1) a termination fee of $53.4 million, (2) a payment in respect of the other party’s expenses of $17.8 million, or (3) fifty percent (50%) of such termination fee or expense payment.

The APL Merger Agreement

Conditions to Consummation of the APL Merger

The obligations of TRP and APL to effect the APL Merger are subject to the satisfaction or waiver (if waiver is permitted by applicable law) of the following conditions:

•	APL shall have received the APL unitholder approval (as defined under “The Transaction Agreements—The APL Merger Agreement—Conditions to Consummation of the APL Merger”);

•	the APL Regulatory Approval Conditions (as defined under “The Transaction Agreements—The APL Merger Agreement—Conditions to Consummation of the APL Merger”) shall have been satisfied;

•	the registration statement to be filed by TRP with the SEC in connection with the issuance of the new TRP common units, shall have become effective under the Securities Act, and shall not be subject to any stop order or proceedings initiated or threatened by the SEC;

•	the TRP common units to be issued in the APL Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	all of the conditions set forth in the ATLS Merger Agreement shall have been satisfied or irrevocably waived (if permitted under applicable law) in writing by the applicable party thereto (other than those conditions that by their terms are to be satisfied by actions taken at the closing under the ATLS Merger Agreement and the condition relating to the consummation of the APL Merger), and the ATLS Merger shall have been consummated;

•	TRC and TRP GP shall have executed and delivered to TRP the IDR Giveback Amendment (as defined under “The Transaction Agreements—IDR Giveback Amendment”), to be effective as of the APL Effective Time.

The obligations of APL to effect the APL Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of TRP in the APL Merger Agreement shall be true and correct as of the date of the APL Merger Agreement and as of the closing date of the APL Merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Transaction Agreements—The APL Merger Agreement—Conditions to Consummation of the APL Merger”;

•	TRP and MLP Merger Sub shall have performed, in all material respects, all agreements and covenants required to be performed by them under the APL Merger Agreement prior to the APL Effective Time;

•	the Additional APL Conditions (as defined under “The Transaction Agreements—The APL Merger Agreement—Conditions to Consummation of the APL Merger”) shall have been satisfied; and

•	APL shall have received from Wachtell, Lipton, Rosen & Katz, tax counsel to APL, a written opinion dated as of the closing date of the APL Merger as to certain tax matters.

The obligations of TRP to effect the APL Merger are subject to the satisfaction or waiver of the following additional conditions, at or prior to the closing:

•	the representations and warranties of APL in the APL Merger Agreement being true and correct as of the date of the APL Merger Agreement and as of the closing date of the APL Merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Transaction Agreements—The APL Merger Agreement—Conditions to Consummation of the APL Merger”;

•	APL and APL GP shall have performed, in all material respects, all agreements and covenants required to be performed by them under the APL Merger Agreement prior to the APL Effective Time;

•	the Additional TRP Conditions (as defined under “The Transaction Agreements—The APL Merger Agreement—Conditions to Consummation of the APL Merger”) shall have been satisfied; and

•	TRP shall have received from Vinson & Elkins LLP, tax counsel to TRP, a written opinion dated as of the closing date of the APL Merger as to certain tax matters.

No Solicitation by APL of Alternative Proposals

The APL Merger Agreement contains detailed provisions prohibiting APL GP and APL from seeking an alternative proposal to the APL Merger (as defined under “The Transaction Agreements—The APL Merger Agreement—No Solicitation by APL of Alternative Proposals”). Under these “no solicitation” provisions, neither APL GP nor APL will, and each of APL and APL GP will cause APL’s subsidiaries not to, and use reasonable best efforts to cause its and the subsidiaries’ officers, directors, managers, members, employees and other representatives not to, directly or indirectly,

•	initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, any alternative proposal, or

•	enter into or participate in any discussions or negotiations regarding, or furnish to any person any non-public information regarding APL GP, APL or their subsidiaries with respect to, or that could reasonably be expected to lead to, or in connection with or for the purpose of encouraging or facilitating, any alternative proposal.

In addition, the APL Merger Agreement requires that APL GP and APL will, and will use reasonable best efforts to cause its and its subsidiaries’ representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person (other than APL entities and their respective representatives) conducted on or prior to October 13, 2014 with respect to any alternative proposal (which, for this purpose, need not have been an unsolicited proposal) and request of each such person that executed a confidentiality agreement with APL with respect to any alternative proposal (which, for this purpose, need not have been an unsolicited proposal) in the six months prior to October 13, 2014 and is in possession of confidential information about APL GP, APL or any of their subsidiaries, the return or destruction of all such confidential information in accordance with the terms of the confidentiality agreement with such person.

Notwithstanding these restrictions, the APL Merger Agreement provides that, at any time prior to APL unitholders voting in favor of adopting the APL Merger Agreement, if APL receives an alternative proposal that was not solicited after the execution of the APL Merger Agreement, that the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) believes is bona fide and that did not result from a violation of the no solicitation restrictions described above, and (after consultation with its financial advisors and outside legal counsel) the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) determines in good faith that such alternative proposal could result in a superior proposal (as defined under “The Transaction Agreements—The APL Merger Agreement—No Solicitation by APL of Alternative Proposals”), APL may (A) furnish information, including non-public information, with respect to it and its subsidiaries to, and afford access to the business, properties, books and records of APL and its subsidiaries, to the person making such alternative proposal and such person’s representatives and (B) enter into and participate in discussions or negotiations with the person making such alternative proposal and its representatives (which was not solicited after the execution of the APL Merger Agreement and that did not result from a violation of the no solicitation restrictions described above), provided that APL comply with certain provisions of the APL Merger Agreement as described under “The Transaction Agreements—The APL Merger Agreement—No Solicitation by APL of Alternative Proposals.”

Change in APL GP Board Recommendation

The APL Merger Agreement generally provides that, subject to certain exceptions described below, neither the APL GP Board nor the APL GP Conflicts Committee will effect a APL change in recommendation (as defined under “The Transaction Agreements—The APL Merger Agreement—Change in APL GP Board Recommendation”). Notwithstanding anything in the APL Merger Agreement to the contrary, if (i) APL receives a written, unsolicited alternative proposal (and such proposal is not withdrawn) that the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) believes is bona fide, (ii) such alternative proposal did not result, directly or indirectly, from a violation of the no solicitation provisions described above and (iii) the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) determines, after consultation with its financial advisors and outside legal counsel, that such alternative proposal constitutes a superior proposal, then the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) may at any time prior to obtaining the APL unitholder approval, effect an APL change in recommendation; provided, however, that the APL GP Board may not take such action pursuant to the foregoing unless unless it complies with certain provisions of the APL Merger Agreement as described under “The Transaction Agreements—The APL Merger Agreement—Change in APL GP Board Recommendation.”

Other than in connection with an alternative proposal, the APL Merger Agreement also permits the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) to make an APL change in recommendation in response to an APL intervening event (as defined under “The Transaction Agreements—The APL Merger Agreement—Change in APL GP Board Recommendation”) at any time prior to obtaining the approval of the APL unitholders of the APL Merger Agreement, but only if it complies with certain provisions of the APL Merger Agreement as described under “The Transaction Agreements—The APL Merger Agreement—Change in APL GP Board Recommendation.”

Termination of the APL Merger Agreement

Either TRP or APL may terminate the APL Merger Agreement at any time prior to the closing:

•	by mutual written consent;

•	if there is in effect a final and nonappealable order of a governmental authority restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the APL Merger Agreement (unless such right to terminate is due, in whole or in part, to the failure of the terminating party to perform any of its obligations under the APL Merger Agreement);

•	if the closing of the APL Merger has not occurred on or before the outside date (unless such failure of the closing to occur is due to the failure of the terminating party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such party prior to the closing); provided that if all the conditions to closing of the APL Merger, other than the APL Regulatory Approval Conditions, shall have been satisfied or be capable of being satisfied as of the outside date, either TRP or APL may extend the outside date up to August 31, 2015;

•	if the APL special meeting has concluded and the APL unitholder approval has not been obtained; or

•	if the ATLS Merger Agreement is terminated.

In addition, TRP may terminate the APL Merger Agreement:

•	if an APL change in recommendation shall have occurred prior to the APL unitholder approval; or

•	if an APL terminable breach has occurred (as defined under “The Transaction Agreements—The APL Merger Agreement—Termination of the APL Merger Agreement”); provided that TRP shall not have the right to terminate the APL Merger Agreement pursuant to an APL terminable breach if TRP is then in material breach of any of its representations, warranties, covenants or agreements set forth in the APL Merger Agreement.

In addition, APL may terminate the APL Merger Agreement if a TRP terminable breach has occurred (as defined under “The Transaction Agreements—The APL Merger Agreement—Termination of the APL Merger Agreement”); provided that APL shall not have the right to terminate the APL Merger Agreement pursuant to a TRP terminable breach if APL is then in material breach of any of its representations, warranties, covenants or agreements set forth in the APL Merger Agreement.

Termination Fees and Expenses

The APL Merger Agreement provides for certain termination rights for both APL and TRP, including provisions permitting either APL or TRP to terminate the APL Merger Agreement upon the termination of the ATLS Merger Agreement. The APL Merger Agreement further provides that upon termination of the APL Merger Agreement under certain circumstances, APL or TRP, as applicable, will be obligated to pay the other party one of the following (depending on circumstances of termination): (1) a termination fee of $122.9 million, (2) a payment in respect of the other parties’ expenses of $20.45 million or (3) or fifty percent (50%) of such termination fee or expense payment.

Voting Agreements

ATLS Merger Voting Agreements

In connection with the parties’ entry into the ATLS Merger Agreement, TRC entered into voting and support agreements, dated October 13, 2014, with certain directors and officers of ATLS pursuant to which such directors and officers of ATLS have agreed to vote any ATLS common units beneficially owned by them in favor of the ATLS Merger proposal. The ATLS unitholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding ATLS common units as of the record date.

In addition, ATLS entered into voting and support agreements, dated October 13, 2013, with the executive officers of TRC pursuant to which such executive officers of TRC have agreed to vote any TRC shares beneficially owned by them in favor of the TRC stock issuance proposal and the adjournment proposal. The TRC stockholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding TRC shares as of the record date.

APL Merger Voting Agreements

In connection with the parties’ entry into the APL Merger Agreement, TRP entered into voting and support agreements, dated October 13, 2014, with certain managers and officers of APL pursuant to which such managers and officers of APL have agreed to vote any APL common units beneficially owned by them in favor of approving and adopting the APL Merger Agreement and approving the APL Merger. The APL unitholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding APL common units as of the record date.

Separation Agreement

Subject to the terms and conditions set forth in the ATLS Merger Agreement, ATLS has agreed that, prior to the closing of the ATLS Merger, it will enter into the Separation Agreement, in substantially the form attached to the ATLS Merger Agreement, pursuant to which ATLS will transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment to New Atlas and, immediately prior to the ATLS Merger, effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas. The Separation Agreement sets forth New Atlas’s agreements with ATLS regarding the principal actions to be taken in connection with these transactions and other agreements that will govern aspects of New Atlas’s relationship with ATLS following the Spin-Off. New Atlas has filed a registration statement on Form 10, including an information statement, with the SEC in connection with the Spin-Off. For a more detailed description of the Separation Agreement, please refer to the Form 10.

Employee Matters Agreement

ATLS has agreed that, prior to the closing of the ATLS Merger, it will enter into the Employee Matters Agreement, in substantially the form attached the Separation Agreement, to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The Employee Matters Agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of New Atlas and ATLS.

Unless otherwise specified, ATLS will be responsible for liabilities associated with ATLS allocated employees and New Atlas will be responsible for liabilities associated with New Atlas allocated employees.

IDR Giveback Amendment

Pursuant to the APL Merger Agreement, TRC has agreed to cause TRP GP to enter into an amendment to the TRP partnership agreement, which we refer to as the IDR Giveback Amendment, in substantially the form attached to the APL Merger Agreement, in order to reduce aggregate distributions to TRC, as the holder of TRP’s IDRs, by (a) $9,375,000 per quarter during the first four quarters following the APL Effective Time, (b) $6,250,000 per quarter for the next four quarters, (c) $2,500,000 per quarter for the next four quarters and (d) $1,250,000 per quarter for the next four quarters, with the amount of such reductions to be distributed pro rata to the holders of TRP outstanding common units.

GP Contribution Agreement

To facilitate the Atlas Mergers, TRC and TRP will enter into a contribution agreement whereby, immediately prior to the APL Merger, but following the ATLS Merger, TRC will contribute to TRP (or cause to be contributed to TRP) all of the interests of APL GP in exchange for a special general partner interest in TRP representing capital account credit equal to the fair market value of APL GP. This new partnership interest will not be entitled to current distributions or allocations of net income or net loss, and will have no voting rights or other rights except for the limited right to receive deductions attributable to the contribution of APL GP. The general partner of TRP will effect an amendment to the TRP partnership agreement to reflect the issuance of this new special general partner interest.

Reimbursement Letter

In connection with their entry into the ATLS Merger Agreement and the APL Merger Agreement, ATLS and APL entered into a letter agreement, dated October 13, 2014, providing that, in certain circumstances, ATLS or APL will reimburse the other for $17.8 million of the termination fee payable by such party relating to a termination of the APL Merger Agreement or ATLS Merger Agreement, as applicable, because the other merger agreement is terminated:

•	If the APL Merger Agreement is terminated because the ATLS Merger Agreement has been terminated under certain specified circumstances and APL is required to pay a “termination fee” of $61.45 million under the APL Merger Agreement, ATLS shall, concurrent with the payment of such “termination fee” by APL, pay to APL a cash amount equal to $17.8 million.

•	If the ATLS Merger Agreement is terminated because the APL Merger Agreement has been terminated under certain specified circumstances and ATLS is required to pay a “termination fee” of $26.7 million under the ATLS Merger Agreement, APL shall, concurrent with the payment of such “termination fee” by ATLS, pay to ATLS a cash amount equal to $17.8 million.

Notwithstanding the foregoing, neither ATLS nor APL shall be obligated to make payments pursuant to the letter agreement in excess of $17.8 million in the aggregate.

Non-Competition Agreements

In connection with entering into the ATLS Merger Agreement and the APL Merger Agreement, TRC and TRP entered into a confidentiality, non-competition and non-solicitation agreement with each of Edward E. Cohen, Jonathan Z. Cohen, and Eugene N. Dubay. Each such agreement generally requires that, for a period of 18 months following the completion of the Atlas Mergers, such person refrain from engaging in the following activities in certain geographic areas: (1) engaging in certain activities related to the midstream businesses in certain geographic areas, (2) soliciting for employment or hiring individuals employed by the Midstream Companies, subject to certain exceptions, and (3) causing, soliciting or knowingly encouraging certain business relations of the Midstream Companies to cease doing business with the Midstream Companies.

Material U.S. Federal Income Tax Consequences of the ATLS Merger

The receipt of TRC shares and cash in exchange for ATLS common units pursuant to the ATLS Merger will be a taxable transaction for U.S. federal income tax purposes to U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences”). A U.S. holder who receives TRC shares and cash in exchange for ATLS common units pursuant to the ATLS Merger will recognize gain or loss in an amount equal to the difference between (i) the “amount realized,” which is the sum of (A) the amount of cash received, (B) the fair market value of TRC shares received, and (C) such U.S. holder’s share of ATLS’s nonrecourse liabilities immediately prior to the ATLS Merger; and (ii) such U.S. holder’s adjusted tax basis in the ATLS common units exchanged therefor (which includes any remaining basis attributable to such U.S. holder’s share of ATLS’s nonrecourse liabilities immediately prior to the ATLS Merger).

Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which portion is likely to be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code of 1986, as amended (the “Code”) to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by ATLS and its subsidiaries, even if the ATLS unitholder’s aggregate adjusted basis in its ATLS common units exceeds the amount realized in the exchange. Consequently, a U.S. holder may recognize both ordinary income and capital loss upon the exchange of ATLS common units in the ATLS Merger. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of ATLS’s income may become available to offset a portion of the gain recognized by such U.S. holder. In addition, certain ATLS unitholders may be subject to the 3.8% net investment income tax on unearned income in respect of any net gain from the exchange.

The U.S. federal income tax consequences of the ATLS Merger to an ATLS unitholder will depend on such unitholder’s own personal tax situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the ATLS Merger to you. See “Material U.S. Federal Income Tax Consequences.”

Other Information Related to the Transactions

No Appraisal Rights

Neither TRC stockholders nor ATLS unitholders are entitled to appraisal rights in connection with the APL Merger under applicable law or contractual appraisal rights under TRC’s organizational documents, the ATLS partnership agreement or the ATLS Merger Agreement.

Antitrust and Regulatory Matters

Under the HSR Act, certain transactions, including the Atlas Mergers, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC, and all statutory waiting period requirements under the HSR Act have been satisfied. On October 24, 2014, TRP and APL filed the requisite notification and report forms under the HSR Act with the DOJ and FTC. On November 4, 2014, TRP and APL received notice of early termination of the waiting period under the HSR Act. The ATLS Merger is not separately reportable under the HSR Act.

Listing of TRC Shares to be Issued in the ATLS Merger; Delisting and Deregistration of ATLS Common Units

TRC expects to obtain approval to list, on the NYSE, the TRC shares to be issued pursuant to the ATLS Merger Agreement, which approval is a condition to the ATLS Merger. Upon completion of the ATLS Merger, ATLS common units currently listed on the NYSE will cease to be listed on the NYSE and will be subsequently deregistered under the Exchange Act.

Accounting Treatment of the Atlas Mergers

In conformity with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations, TRC and TRP will account for the ATLS Merger and the APL Merger, respectively, as an acquisition of a business.

Pending Litigation

Between October and December 2014, five public unitholders of APL filed putative class action lawsuits against APL, ATLS, APL GP, its managers, TRC, TRP, TRP GP and MLP Merger Sub. In October and November 2014, two public unitholders of ATLS filed putative class action lawsuits against ATLS, ATLS GP, its managers, TRC and GP Merger Sub. The plaintiffs allege a variety of causes of action challenging the Atlas Mergers. Targa and Atlas cannot predict the outcome of these or any other lawsuits that might be filed subsequent to the date of the filing of this joint proxy statement/prospectus, nor can Targa or Atlas predict the amount of time and expense that will be required to resolve these lawsuits. Targa, Atlas and the other defendants named in these lawsuits intend to defend vigorously against these actions.

Comparison of the Rights of TRC Stockholders and ATLS Unitholders

A limited partnership is inherently different from a corporation. Ownership interests in a limited partnership are therefore fundamentally different from ownership interests in a corporation. ATLS unitholders will own TRC common stock following the completion of the ATLS Merger, and their rights associated with the TRC common stock will be governed by TRC’s organizational documents and Delaware corporation law, which differ in a number of respects from the ATLS partnership agreement and Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”).

Summary of Risk Factors

You should consider carefully all the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the Atlas Mergers and the related transactions, Targa’s business, TRC shares and risks resulting from TRC’s organizational structure are described under the caption “Risk Factors” beginning on page 39 of this joint proxy statement/prospectus. Some of these risks include, but are not limited to, those described below:

•	The Atlas Mergers are subject to conditions, including some conditions that may not be satisfied on a timely basis, if at all. Failure to complete the Atlas Mergers, or significant delays in completing the Atlas Mergers, could negatively affect each party’s future business and financial results.

•	Because the exchange ratio is fixed and because the market price of TRC common stock will fluctuate prior to the consummation of the ATLS Merger, ATLS unitholders cannot be sure of the market value of the shares of TRC common stock they will receive as merger consideration relative to the value of ATLS common units they exchange.

•	If the ATLS Merger is approved by ATLS unitholders, the date that those unitholders will receive the ATLS Merger Consideration is uncertain.

•	Failure to successfully combine Targa’s business with the business of Atlas in the expected time frame may adversely affect the future results of the combined entities.

•	ATLS is subject to provisions that limit its ability to pursue alternatives to the ATLS Merger, could discourage a potential competing acquirer of ATLS from making a favorable alternative transaction proposal and, in specified circumstances under the ATLS Merger Agreement, would require ATLS to pay a termination fee to TRC or to make a payment in respect of TRC’s expenses.

•	ATLS and TRC are subject to provisions under the ATLS Merger Agreement that, in specified circumstances, could require ATLS or TRC, as applicable, to pay a termination fee of up to $53.4 million to the other party or make a payment in respect of the other party’s expenses of $17.8 million, including circumstances in which the APL Merger Agreement is terminated for specified reasons.

•	Certain executive officers and directors of ATLS have interests in the ATLS Merger that are different from, or in addition to, the interests of ATLS unitholders generally, which could have influenced their decision to support or approve the ATLS Merger.

•	The receipt of the ATLS Merger Consideration will be taxable for U.S. federal income tax purposes, and ATLS unitholders could recognize tax gain in excess of the ATLS Merger Consideration received.

•	The U.S. federal income tax treatment to ATLS unitholders with respect to owning and disposing of any TRC shares received in the ATLS Merger will be different than their U.S. federal income tax treatment with respect to owning and disposing of their ATLS common units.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TRC

The following selected historical consolidated financial data as of and for the nine months ended September 30, 2014 and September 30, 2013 are derived from TRC’s unaudited consolidated financial statements and as of and for each of the years ended December 31, 2013, 2012, 2011, 2010, and 2009 are derived from TRC’s audited consolidated financial statements. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in TRC’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.” You should not assume the results of operations for any past period indicate results for any future period.

	Nine Months Ended September 30,		Year Ended December 31,
Targa Resources Corp.	2014	2013	2013	2012	2011	2010	2009
	(in millions, except per share data)
Statement of operations and cash flow data:
Revenues (1)	$6,583.7	$4,210.3	$6,314.7	$5,679.0	$6,843.2	$5,391.0		$4,470.4
Income from operations	$477.6	$223.1	$368.2	$336.3	$351.1	$196.1		$217.2
Net income	$330.7	$105.6	$201.3	$159.3	$215.4	$63.3		$79.1
Net income (loss) attributable to Targa Resources Corp.	$76.8	$44.6	$65.1	$38.1	$30.7	$(15.0)		$29.3
Dividends on Series B preferred stock	$—	$—	$—	$—	$—	$(9.5)		$(17.8)
Undistributed earnings attributable to preferred shareholders	$—	$—	$—	$—	$—	$—		$(11.5)
Dividends on common equivalents	$—	$—	$—	$—	$—	$(177.8)		$—
Net income (loss) available to common shareholders	$76.8	$44.6	$65.1	$38.1	$30.7	$(202.3)		$—
Income (loss) per common share—basic	$1.83	$1.07	$1.56	$0.93	$0.75	$(30.94)		$—
Income (loss) per common share—diluted	$1.82	$1.06	$1.55	$0.91	$0.74	$(30.94)		$—
Dividends declared per common share	$2.0700	$1.5975	$2.2050	$1.6388	$1.2063	$0.0616	$	N/A
Dividends paid on series B preferred shares	—	—	—	—	—	238.0		—
Capital expenditures and business acquisitions	$533.8	$727.1	$1,034.5	$1,613.2	$492.2	$148.6		$92.2

Balance sheet data (at end of period):
Total assets	$6,491.9	$5,725.3	$6,048.6	$5,105.0	$3,831.0	$3,393.8		$3,367.5
Long-term debt	$3,137.2	$2,867.9	$2,989.3	$2,475.3	$1,567.0	$1,534.7		$1,593.5
Convertible cumulative participating series B preferred stock	$—	$—	$—	$—	$—	$—		$308.4
Total owners’ equity	$2,349.8	$1,974.6	$2,091.3	$1,753.4	$1,330.7	$1,036.1		$754.9

(1)	Revision of Previously Reported Revenues and Product Purchases:

During the third quarter of 2014, TRP concluded that certain prior period buy-sell transactions related to the marketing of NGL products were incorrectly reported on a gross basis as Revenues and Product Purchases in its previous Consolidated Statements of Operations. Generally accepted accounting principles require that such transactions that involve purchases and sales of inventory with the same counterparty that are legally contingent or in contemplation of one another be reported as a single transaction on a combined net basis.

TRP concluded that these misclassifications were not material to any of the periods affected. However, TRP has revised previously reported revenues and product purchases to correctly report NGL buy-sell transactions on a net basis. Accordingly, Revenues and Product Purchases reported in TRP’s Form 10-K filed on February 14, 2014 will be reduced by equal amounts as presented in the following tables. There is no impact on previously reported net income, cash flows, financial position or other profitability measures.

	Year Ended December 31,
Revenue footnote table	2013	2012	2011	2010	2009
	(in millions)
As Reported:
Revenues	6,556.0	5,885.7	6,994.5	5,476.1	4,542.3
Product Purchases	5,378.5	4,879.0	6,039.0	4,695.5	3,797.4
Effect of Revisions:
Revenues	(241.3)	(206.7)	(151.3)	(85.1)	(71.9)
Product Purchases	(241.3)	(206.7)	(151.3)	(85.1)	(71.9)
As Revised:
Revenues	6,314.7	5,679.0	6,843.2	5,391.0	4,470.4
Product Purchases	5,137.2	4,672.3	5,887.7	4,610.4	3,725.5

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ATLS

The following selected historical consolidated financial data as of and for the nine months ended September 30, 2014 and September 30, 2013 are derived from ATLS’ unaudited consolidated financial statements and as of and for each of the years ended December 31, 2013, 2012, 2011, 2010, and 2009 are derived from ATLS’s audited consolidated financial statements. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in ATLS’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.” You should not assume the results of operations for any past period indicate results for any future period.

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in thousands, except per unit data)
Statement of operations data:
Revenues:
Gas and oil production	$342,456	$176,190	$273,906	$92,901	$66,979	$93,050	$112,979
Well construction and completion	126,917	92,293	167,883	131,496	135,283	206,802	372,045
Gathering and processing	2,158,701	1,538,970	2,139,694	1,219,815	1,329,418	944,609	714,145
Administration and oversight	12,072	8,923	12,277	11,810	7,741	9,716	15,554
Well services	18,441	14,703	19,492	20,041	19,803	20,994	17,859
Gain (loss) on mark-to-market derivatives	9,117	(9,493)	(28,764)	31,940	(20,453)	(5,944)	(35,815)
Other, net	8,465	(5,700)	(6,973)	13,440	31,803	17,437	15,295

Total revenues	2,676,169	1,815,886	2,577,515	1,521,443	1,570,574	1,286,664	1,212,062

Costs and expenses:
Gas and oil production	134,590	64,837	100,178	26,624	17,100	23,323	25,557
Well construction and completion	110,363	80,255	145,985	114,079	115,630	175,247	315,546
Gathering and processing	1,836,438	1,298,300	1,802,618	1,009,100	1,123,051	789,548	605,222
Well services	7,525	7,009	9,515	9,280	8,738	10,822	9,330
General and administrative	150,578	156,446	197,976	165,777	80,584	37,561	38,932
Chevron transaction expense	—	—	—	7,670	—	—	—
Depreciation, depletion and amortization	326,145	214,313	308,533	142,611	109,373	115,655	119,396
Asset impairment	—	—	81,880	9,507	6,995	50,669	166,684

Total costs and expenses	2,565,639	1,821,160	2,646,685	1,484,648	1,461,471	1,202,825	1,280,667

Operating income (loss)	110,530	(5,274)	(69,170)	36,795	109,103	83,839	(68,605)
Gain (loss) on asset sales and disposal	46,146	(3,554)	(2,506)	(6,980)	256,292	(13,676)	108,947
Interest expense	(125,816)	(91,854)	(132,581)	(46,520)	(38,394)	(90,448)	(104,053)
Loss on early extinguishment of debt	—	(26,601)	(26,601)	—	(19,574)	(4,359)	(2,478)

Income (loss) from continuing operations before tax	30,860	(127,283)	(230,858)	(16,705)	307,427	(24,644)	(66,189)
Income tax (benefit) expense	(1,519)	(854)	(2,260)	176	—	—	—

Income (loss) from continuing operations	32,379	(126,429)	(228,598)	(16,881)	307,427	(24,644)	(66,189)
Income (loss) from discontinued operations	—	—	—	—	(81)	321,155	84,148

Net income (loss)	32,379	(126,429)	(228,598)	(16,881)	307,346	296,511	17,959
(Income) loss attributable to non-controlling interests	(65,412)	78,062	153,231	(35,532)	(257,643)	(245,764)	(53,924)

Net income (loss) after non-controlling interests	(33,033)	(48,367)	(75,367)	(52,413)	49,703	50,747	(35,965)
(Income) loss not attributable to common limited partners (results of operations of the Transferred Business as of and prior to February 17, 2011, the date of acquisition)	—	—	—	—	(4,711)	(22,813)	40,000

Net income (loss) attributable to common limited partners	$(33,033)	$(48,367)	$(75,367)	$(52,413)	$44,992	$27,934	$4,035

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in thousands, except per unit data)
Allocation of net income (loss) attributable to common limited partners:
Continuing operations	$(33,033)	$(48,367)	$(75,367)	$(52,413)	$45,002	$(11,994)	$(7,287)
Discontinued operations	—	—	—	—	(10)	39,928	11,322

	$(33,033)	$(48,367)	$(75,367)	$(52,413)	$44,992	$27,934	$4,035

Net income (loss) attributable to common limited partners per unit:
Basic:
Income (loss) from continuing operations attributable to common limited partners	$(0.64)	$(0.94)	$(1.47)	$(1.02)	$0.91	$(0.43)	$(0.26)
Income (loss) from discontinued operations attributable to common limited partners	—	—	—	—	—	1.44	0.41

Net income (loss) attributable to common limited partners	$(0.64)	$(0.94)	$(1.47)	$(1.02)	$0.91	$1.01	$0.15

Diluted (1):
Income (loss) from continuing operations attributable to common limited partners	$(0.64)	$(0.94)	$(1.47)	$(1.02)	$0.88	$(0.43)	$(0.26)
Income (loss) from discontinued operations attributable to common limited partners	—	—	—	—	—	1.44	0.41

Net income (loss) attributable to common limited partners	$(0.64)	$(0.94)	$(1.47)	$(1.02)	$0.88	$1.01	$0.15

Balance sheet data (at period end):
Property, plant and equipment, net	$5,861,460	$4,958,551	$4,910,875	$3,502,609	$2,093,283	$1,849,486	$1,831,090
Total assets	7,793,625	6,885,091	6,792,641	4,597,194	2,684,771	2,435,262	2,838,007
Total debt, including current portion	3,274,989	2,843,931	2,889,044	1,540,343	524,140	601,389	1,262,183
Total partners’ capital	3,711,131	3,380,754	3,222,876	2,479,848	1,744,081	1,406,123	1,053,855
Cash flow data:
Net cash provided by (used in) operating activities	$47,693	$(59,390)	$37,608	$70,276	$88,195	$157,253	$236,664
Net cash provided by (used in) investing activities	(1,018,805)	(2,327,536)	(2,496,607)	(1,650,505)	14,159	502,330	142,637
Net cash provided by (used in) financing activities	1,015,078	2,379,644	2,445,720	1,539,633	(25,225)	(660,439)	(385,483)
Capital expenditures	(635,873)	(533,688)	(718,040)	(500,759)	(292,750)	(139,360)	(209,576)

(1)	For the nine months ended September 30, 2014, approximately 4,417,000 units were excluded from the computation of diluted earnings attributable to common limited partners per unit because the inclusion of such units would have been anti-dilutive. For the nine months ended September 30, 2013, approximately 3,963,000 units were excluded from the computation of diluted earnings attributable to common limited partners per unit because the inclusion of such units would have been anti-dilutive. For the year ended December 31, 2013, approximately 3,995,000 units were excluded from the computation of diluted earnings attributable to common limited partners per unit because the inclusion of such units would have been anti-dilutive. For the year ended December 31, 2012, approximately 2,867,000 units were excluded from the computation of diluted earnings attributable to common limited partners per unit because the inclusion of such units would have been anti-dilutive. For the year ended December 31, 2010, approximately 180,000 units were excluded from the computation of diluted net income (loss) attributable to common limited partners per unit because the inclusion of such common limited partner units would have been anti-dilutive. For the year ended December 31, 2009, approximately 187,000 units were excluded from the computation of diluted net income (loss) attributable to common limited partners per unit because the inclusion of such common limited partner units would have been anti-dilutive.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected unaudited pro forma condensed combined financial information for TRC after giving effect to the Transactions The selected unaudited pro forma condensed combined financial information is derived from the unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus. For a complete discussion of the pro forma adjustments underlying the amounts in the table below, please read the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page F-1.

Targa Resources Corp.	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Pro Forma Income and Pro Forma Cash Flow Data:
Revenues	$8,758.9	$8,421.5
Income from operations	$566.6	$330.8
Net income	$323.7	$20.7
Net income available to common shareholders	$12.4	$(30.5)
Net income available per common share
Income per share—basic	$0.24	$(0.60)
Income per share—diluted	$0.24	$(0.60)
Dividends declared per common share	$0.58	$0.63
Capital expenditures and business acquisitions	$1,006.9	$1,485.1

Pro Forma Balance Sheet Data (at end of period):
Total assets	$13,348.9
Long-term debt	$5,887.5
Total owners’ equity	$5,968.0

COMPARATIVE PER SHARE AND PER UNIT INFORMATION

The following table sets forth (i) historical per share information of TRC, (ii) the unaudited pro forma per share information of TRC after giving pro forma effect to the proposed ATLS Merger and the transactions contemplated thereby, including TRC’s issuance of 0.1809 of a share of TRC common stock for each outstanding ATLS common unit (other than certain common units held by TRC or ATLS or their wholly owned subsidiaries, which will be cancelled) and (iii) the historical and equivalent pro forma per share information for ATLS.

You should read this information in conjunction with (i) the summary historical financial information included elsewhere in this joint proxy statement/prospectus, (ii) the historical consolidated financial statements of ATLS and TRC and related notes that are incorporated by reference in this joint proxy statement/prospectus and (iii) the “Unaudited Pro Forma Condensed Consolidated Financial Statements” and related notes included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma per share and unit information does not purport to represent what the actual results of operations of ATLS and TRC would have been had the proposed ATLS Merger been completed in another period or to project ATLS’s and TRC’s results of operations that may be achieved if the proposed ATLS Merger is completed.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Historical—TRC
Income from continuing operations per share—basic	$1.83	$1.56
Income from continuing operations per share—diluted	$1.82	$1.55
Dividends per share declared for the period	$2.070	$2.205
Book value per share (a)	$3.79	$3.53
Historical—ATLS
Income (loss) from continuing operations per unit—basic and diluted	$(0.64)	$(1.47)
Distributions per unit declared for the period	$1.47	$1.67
Book value per unit (a)	$6.62	$7.23
Pro forma combined—TRC
Income from continuing operations per share—basic (b)	$0.24	$(0.60)
Income from continuing operations per share—diluted (b)	$0.24	$(0.60)
Dividends per share declared for the period (c)	$3.18	$3.48
Book value per share (d)	$28.00
Equivalent pro forma combined—ATLS(e)
Income from continuing operations per share—basic	$0.04	$(0.11)
Income from continuing operations per share—diluted	$0.04	$(0.11)
Dividends per share declared for the period	$0.58	$0.63
Book value per share	$5.07

(a)	The historical book value per share or unit was calculated as follows (in millions, except per share or unit amounts):

	Nine Months Ended September 30, 2014
	TRC	ATLS
Equity or capital, as applicable, before noncontrolling interests	$159.5	$344.0
Divided by: Number of shares or units outstanding as of end of period	42.1	51.9

Book value per share or unit	$3.79	$6.63

	Year Ended December 31, 2013
	TRC	ATLS
Equity or capital, as applicable, before noncontrolling interests	$148.8	$371.8
Divided by: Number of shares or units outstanding as of end of period	42.2	51.4

Book value per share or unit	$3.53	$7.23

(b)	Amounts are from the unaudited pro forma condensed combined financial statements included under “Unaudited Pro Forma Condensed Consolidated Financial Statements.”
(c)	The pro forma combined—TRC dividends declared amounts were calculated as follows (in millions, except per share or unit amounts):

	Nine Months Ended September 30, 2014
	TRC	ATLS	Total
Declared dividends or distributions, as applicable, for the period to the public (historical)	$87.6	$76.3	$163.9
Divided by: Pro forma combined number of shares outstanding as of date of record			51.5

Dividends per share declared for the period (pro forma)			$3.18

	Year Ended December 31, 2013
	TRC	ATLS	Total
Declared dividends or distributions, as applicable, for the period to the public (historical)	$93.2	$85.9	$179.1
Divided by: Pro forma combined number of shares outstanding as of date of record			51.5

Dividends per share declared for the period (pro forma)			$3.48

(d)	The pro forma combined—TRC, book value per share was calculated as follows (in millions, except per share amounts):

As of September 30, 2014
Equity before noncontrolling interests	$1,442.0
Divided by: Pro forma combined number of shares outstanding	51.5

Book value per share	$28.00

(e)	Equivalent pro forma amounts are calculated by multiplying pro forma combined TRC amounts by the exchange ratio of 0.1809 of a share of TRC common stock for each ATLS common unit. In addition, ATLS unitholders will receive approximately $521.8 million in cash in total.

MARKET PRICES AND DIVIDEND AND DISTRIBUTION INFORMATION

TRC shares are traded on the NYSE under the ticker symbol “TRGP” and the ATLS common units are traded on the NYSE under the ticker symbol “ATLS.” The following table sets forth, for the periods indicated, the range of high and low sales prices per unit for TRC shares and ATLS common units, on the NYSE composite tape, as well as information concerning quarterly cash dividends declared paid on the TRC shares and cash distributions declared and paid on the ATLS common units. The sales prices are as reported in published financial sources.

	TRC shares			ATLS common units
	High	Low	Dividend (1)(2)	High	Low	Distribution (1)(2)
2012
First Quarter	$48.28	$38.70	$0.36500	$35.40	$23.51	$0.25
Second Quarter	$49.91	$39.89	$0.39375	$39.35	$27.83	$0.25
Third Quarter	$51.43	$41.46	$0.42250	$36.75	$31.15	$0.27
Fourth Quarter	$53.38	$45.74	$0.45750	$36.57	$31.15	$0.30
2013
First Quarter	$68.42	$54.31	$0.49500	$44.56	$34.74	$0.31
Second Quarter	$69.43	$60.01	$0.53250	$53.60	$43.13	$0.44
Third Quarter	$74.94	$64.40	$0.57000	$55.70	$44.80	$0.46
Fourth Quarter	$89.74	$72.24	$0.60750	$55.89	$41.79	$0.46
2014
First Quarter	$99.20	$84.17	$0.64750	$48.78	$40.13	$0.46
Second Quarter	$160.97	$99.30	$0.69000	$45.70	$38.27	$0.49
Third Quarter	$145.00	$126.42	$0.73250	$48.47	$41.51	$0.52
Fourth Quarter (through December 22, 2014)	$139.99	$88.01		$43.94	$25.24

(1)	Represents cash dividends per share of TRC common stock or cash distributions per ATLS common unit declared with respect to the quarter presented and paid in the following quarter.
(2)	Cash dividends on TRC common stock and cash distributions on ATLS common units with respect to the fourth quarter of 2014 have not been declared or paid.

The last reported sale price of ATLS common units on the NYSE on October 10, 2014, the last trading day before TRC announced the execution of the ATLS Merger Agreement, was $32.41. The last reported sale price of TRC shares on the NYSE on October 10, 2014, the last trading day before TRC announced the execution of the ATLS Merger Agreement, was $121.65. The last reported sale price of ATLS common units on the NYSE on                     , 2015, the latest practicable trading day prior to the printing of this joint proxy statement/prospectus, was $            . The last reported sale price of TRC shares on the NYSE on                     , 2015, the latest practicable trading day prior to the printing of this joint proxy statement/prospectus, was $        .

As of                     , 2015, the record date for the TRC special meeting, TRC had             shares outstanding held by approximately             holders of record. TRC intends to pay to its stockholders, on a quarterly basis, dividends equal to the cash it receives from its TRP distributions, less reserves for expenses, future dividends and other uses of cash. If TRP is successful in implementing its business strategy and increasing distributions to its partners, TRC would generally expect to increase dividends to its stockholders, although the timing and amount of any such increased dividends may not necessarily be comparable to any increased TRP distributions. TRC cannot guarantee that any dividends will be declared or paid in the future.

As of                     , 2015, the record date for the ATLS special meeting, ATLS had             common units outstanding held by approximately         holders of record. The ATLS partnership agreement requires it to distribute all of its “available cash,” as defined in its partnership agreement, within 50 days after the end of each quarter. The payment of quarterly cash distributions by ATLS in the future will depend on the amount of its “available cash” at the end of each quarter.

TRP common units are traded on the NYSE under the ticker symbol “NGLS” and the APL common units are traded on the NYSE under the ticker symbol “APL.” The following table sets forth, for the periods indicated, the range of high and low sales prices per unit for TRP common units and APL common units, on the NYSE composite tape, as well as information concerning quarterly cash distributions declared and paid on those units. The sales prices are as reported in published financial sources.

	TRP common units			APL common units
	High	Low	Distribution (1)(2)	High	Low	Distribution (1)(2)
2012
First Quarter	$43.48	$37.47	$0.6225	$40.89	$34.78	$0.56
Second Quarter	$45.42	$32.68	$0.6425	$36.04	$27.32	$0.56
Third Quarter	$43.50	$35.56	$0.6625	$36.09	$30.55	$0.57
Fourth Quarter	$44.75	$34.39	$0.6800	$36.10	$29.53	$0.58
2013
First Quarter	$46.25	$37.59	$0.6975	$34.82	$31.55	$0.59
Second Quarter	$50.87	$43.52	$0.7150	$39.94	$33.05	$0.62
Third Quarter	$54.13	$47.57	$0.7325	$40.06	$35.07	$0.62
Fourth Quarter	$54.25	$48.09	$0.7475	$40.02	$32.50	$0.62
2014
First Quarter	$56.94	$49.66	$0.7625	$35.62	$28.88	$0.62
Second Quarter	$83.49	$57.02	$0.7800	$34.58	$30.55	$0.63
Third Quarter	$74.51	$63.87	$0.7975	$37.93	$32.16	$0.64
Fourth Quarter (through December 22, 2014)	$73.20	$40.17		$37.96	$22.36

(1)	Represents cash distributions per share of TRP common stock or APL common unit declared with respect to the quarter presented and paid in the following quarter.
(2)	Cash distributions with respect to the fourth quarter of 2014 have not been declared or paid.

The last reported sale price of APL common units on the NYSE on October 10, 2014, the last trading day before TRP announced the execution of the APL Merger Agreement, was $33.62. The last reported sale price of TRP common units on the NYSE on October 10, 2014, the last trading day before TRP announced the execution of the APL Merger Agreement, was $63.98. The last reported sale price of APL common units on the NYSE on                     , 2015, the latest practicable trading day prior to the printing of this joint proxy statement/prospectus, was $        . The last reported sale price of TRP common units on the NYSE on                     , 2015, the latest practicable trading day prior to the printing of this joint proxy statement/prospectus, was $        .

As of                     , 2015, the record date for the APL special meeting, TRP had             common units outstanding held by approximately             holders of record. TRP’s partnership agreement requires it to distribute all of its “available cash,” as defined in its partnership agreement, within 45 days after the end of each quarter. The payment of quarterly cash distributions by TRP in the future, therefore, will depend on the amount of its “available cash” at the end of each quarter.

As of                     , 2015, the record date for the APL special meeting, APL had             common units outstanding held by approximately             holders of record. APL’s partnership agreement requires it to distribute all of its “available cash,” as defined in its partnership agreement, within 45 days after the end of each quarter. The payment of quarterly cash distributions by ATLS in the future will depend on the amount of its “available cash” at the end of each quarter.

RISK FACTORS

The Atlas Mergers are subject to conditions, including some conditions that may not be satisfied on a timely basis, if at all. Failure to complete the Atlas Mergers, or significant delays in completing the Atlas Mergers, could negatively affect each party’s future business and financial results.

The completion of the Atlas Mergers is subject to a number of conditions, and each of the Atlas Mergers and the Spin-Off is contingent on one another. The completion of the Atlas Mergers is not assured and is subject to risks, including the risk that approval of TRC’s stock issuance by TRC stockholders in connection with the ATLS Merger or the approval of the Atlas Mergers by the unitholders of APL and ATLS, as applicable, is not obtained or that other closing conditions are not satisfied. If the Atlas Mergers are not completed, or if there are significant delays in completing the Atlas Mergers, Targa’s future business and financial results could be negatively affected, and each of the parties will be subject to several risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the Atlas Merger Agreements;

•	there may be negative reactions from the financial markets due to the fact that current prices of Targa and Atlas equity may reflect a market assumption that the Atlas Mergers will be completed; and

•	the attention of Targa management and the Atlas management will have been diverted to the Atlas Mergers rather than their own operations and pursuit of other opportunities that could have been beneficial to Targa’s and Atlas’s business.

For additional information on the Spin-Off or New Atlas, please read New Atlas’s registration statement on Form 10 and related information statement.

Because the exchange ratio is fixed and because the market price of TRC common stock will fluctuate prior to the consummation of the ATLS Merger, ATLS unitholders cannot be sure of the market value of the shares of TRC common stock they will receive as merger consideration relative to the value of ATLS common units they exchange.

The market value of the consideration that ATLS unitholders will receive in the ATLS Merger will depend on the trading price of TRC’s common stock at the closing of the ATLS Merger. The exchange ratio that determines the number of TRC shares that ATLS unitholders will receive in the ATLS Merger is fixed. This means that there is no mechanism contained in the ATLS Merger Agreement that would adjust the number of TRC shares that ATLS unitholders will receive based on any decreases or increases in the trading price of TRC common stock. Stock or unit price changes may result from a variety of factors (many of which are beyond TRC’s or ATLS’s control), including:

•	changes in TRC’s business, operations and prospects;

•	changes in market assessments of TRC’s business, operations and prospects;

•	interest rates, commodity prices, general market, industry and economic conditions and other factors generally affecting the price of TRC common stock; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which TRC operates.

If the price of TRC common stock at the closing of the ATLS Merger is less than the price of TRC common stock on the date that the ATLS Merger Agreement was signed, then the market value of the consideration received by ATLS unitholders will be less than contemplated at the time the ATLS Merger Agreement was signed.

If the ATLS Merger is approved by ATLS unitholders, the date that those unitholders will receive the ATLS Merger Consideration is uncertain.

As described in this joint proxy statement/prospectus, completing the proposed ATLS Merger is subject to several conditions, not all of which are controllable by TRC or ATLS. Accordingly, if the proposed ATLS Merger is approved by ATLS unitholders, the date that those unitholders will receive ATLS Merger Consideration depends on the completion date of the ATLS Merger, which is uncertain.

Targa and Atlas may have difficulty attracting, motivating and retaining employees in light of the Atlas Mergers.

The success of the combined entities after the Atlas Mergers will depend in part upon the ability of Targa and Atlas to retain their respective key employees. Key employees may depart either before or after the Atlas Mergers because of issues relating to the uncertainty and difficulty of integration or a desire not to remain following the Atlas Mergers. Accordingly, no assurance can be given that the combined entities will be able to retain key employees to the same extent as in the past.

Targa and Atlas are subject to business uncertainties and contractual restrictions while the Atlas Mergers are pending, which could adversely affect each party’s business and operations.

In connection with the Atlas Mergers, it is possible that some customers, suppliers and other persons with whom Targa or Atlas have business relationships may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with Targa or Atlas as a result of the Atlas Mergers, which could negatively affect the respective revenues, earnings and cash available for distribution of Targa and Atlas, regardless of whether the Atlas Mergers are completed.

Under the terms of the Atlas Merger Agreements, each of Targa and Atlas is subject to certain restrictions on the conduct of its business prior to completing the Atlas Mergers, which may adversely affect Targa’s and Atlas’ ability to execute certain of Targa’s and Atlas’s business strategies. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the Atlas Mergers. Furthermore, the process of planning to integrate the businesses and organizations for the post-merger period can divert management attention and resources and could ultimately have an adverse effect on each party.

Targa and Atlas will incur substantial transaction-related costs in connection with the Atlas Mergers.

Targa and Atlas expect to incur substantial expenses in connection with completing the Atlas Mergers and integrating the businesses, operations, networks, systems, technologies, policies and procedures of Atlas and Targa. There are a large number of systems that must be integrated, including billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed assets, lease administration and regulatory compliance, and there are a number of factors beyond Targa’s and Atlas’s control that could affect the total amount or the timing of integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses associated with the Atlas Mergers could, particularly in the near term, exceed any savings that the combined entities might otherwise realize from the elimination of duplicative expenses and the realization of economies of scale related to the integration of the businesses following the completion of the Atlas Mergers.

Failure to successfully combine Targa’s business with the business of Atlas in the expected time frame may adversely affect the future results of the combined entities.

The success of the Atlas Mergers will depend, in part, on Targa’s ability to realize the anticipated benefits and synergies from combining Targa’s business with the business of Atlas. To realize these anticipated benefits, the businesses must be successfully integrated. If the combined entities are not able to achieve these objectives, or are not able to achieve these objectives on a timely basis, the anticipated benefits of the Atlas Mergers may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the Atlas Mergers.

If TRP successfully completes the APL Merger, it may not be able to fund a change of control offer for all of APL’s outstanding 6.625% Senior Notes due 2020, 5.875% Senior Notes due 2023 and 4.75% Senior Note due 2021 (collectively, the “APL Notes”).

If TRP successfully completes the APL Merger, APL will be required under each of the indentures for the APL Notes to offer to purchase, within 90 days of the APL Merger, all outstanding APL Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. The aggregate principal amount of the outstanding APL Notes is currently $1.55 billion. Apart from borrowings under TRP’s $1.2 billion senior secured revolving credit facility and cash on hand, TRP has no available funds that TRP could provide to APL to purchase the APL Notes, and TRP anticipates that APL would not have sufficient cash on hand for that purpose. Consequently, TRP cannot assure you that it would have sufficient funds available, or that TRP would be permitted by its senior secured revolving credit facility or other debt instruments, to provide to APL sufficient funds to fulfill its obligation to purchase all APL Notes that may be tendered to it for purchase following the APL Merger.

ATLS is subject to provisions that limit its ability to pursue alternatives to the ATLS Merger, could discourage a potential competing acquirer of ATLS from making a favorable alternative transaction proposal and, in specified circumstances under the ATLS Merger Agreement, would require ATLS to pay a termination fee to TRC or to make a payment in respect of TRC’s expenses.

Under the ATLS Merger Agreement, there are restrictions on the ability of ATLS to enter into alternative transactions. Unless and until the ATLS Merger Agreement is terminated, subject to specified exceptions (which are discussed in more detail in “The Transaction Agreements—The ATLS Merger Agreement—Termination of the ATLS Merger Agreement”), ATLS is restricted from initiating, soliciting, knowingly encouraging or knowingly facilitating any inquiry, proposal or offer for a competing acquisition proposal. Under the ATLS Merger Agreement, in the event of a potential change by the ATLS GP Board of its recommendation with respect to the proposed ATLS Merger in light of a superior proposal or a potential termination of the agreement by ATLS to enter into a superior proposal, ATLS must provide TRC with 72 hours’ notice to allow TRC to propose an adjustment to the terms of the ATLS Merger Agreement. In addition, if the ATLS Merger Agreement is terminated by TRC as a result of a change in recommendation by the ATLS GP Board, it must pay TRC a termination fee of $53.4 million. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of ATLS from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per unit market value than the merger consideration, or might result in a potential competing acquirer of ATLS proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances. For a discussion of the restrictions on ATLS’s soliciting or entering into a takeover proposal or alternative transaction and the ATLS GP Board’s ability to change its recommendation, see “The Transaction Agreements—The ATLS Merger Agreement—No Solicitation by ATLS of Alternative Proposals” and “The Transaction Agreements—The ATLS Merger Agreement—Change in ATLS GP Board Recommendation.”

ATLS and TRC are subject to provisions under the ATLS Merger Agreement that, in specified circumstances, could require ATLS or TRC, as applicable, to pay a termination fee of $53.4 million or $26.7 million to the other party or make a payment of $17.8 million or $8.9 million in respect of other party’s expenses, including circumstances in which the APL Merger Agreement is terminated for specified reasons.

If the ATLS Merger Agreement is terminated by TRC or ATLS in certain situations, including by TRC due to an ATLS change in recommendation or by ATLS due to a TRC change in recommendation, ATLS or TRC, as applicable, will be required to the pay other party a termination fee of $53.4 million, less any expense payments previously paid. Alternatively, ATLS and TRC will be required to pay a termination fee of $26.7 million to the party in certain situations where the APL Merger Agreement has been terminated by ATLS or TRC. Or alternatively, if the ATLS Merger Agreement is terminated under specified circumstances, ATLS and TRC will be required to make a payment of $17.8 million in respect of the other party’s expenses. Alternatively, ATLS and

TRC will be required to pay $8.9 million in respect of the other party’s expenses in certain situations where the APL Merger Agreement has been terminated by ATLS or TRC. In addition, if the ATLS Merger Agreement is terminated and APL is obligated under the APL Merger Agreement to pay a termination fee to TRP, ATLS may, in certain specified circumstances, be obligated to reimburse APL for $17.8 million of such termination fee. See “The Transaction Agreements—The ATLS Merger Agreement— Termination of the ATLS Merger Agreement” and “The Transaction Agreements—The ATLS Merger Agreement—Expenses.” If such a termination fee and expenses are payable, the payment of this fee and expenses could have material and adverse consequences to the financial condition and operations of ATLS or TRC.

Certain executive officers and directors of ATLS have interests in the Atlas Mergers that are different from, or in addition to, the interests of ATLS unitholders generally, which could have influenced their decision to support or approve the Atlas Mergers.

Certain executive officers and directors of ATLS are parties to agreements or participants in other arrangements that give them interests in the Atlas Mergers that may be different from, or be in addition to, your interests as an ATLS unitholder. You should consider these interests in voting on the ATLS Merger proposal. These different interests are described in “The Transactions—Interests of Certain Persons in the Transactions.”

Financial projections by Targa and Atlas may not prove to be reflective of actual future results.

In connection with the Atlas Mergers, Targa and Atlas prepared and considered, among other things, internal financial forecasts for Atlas and Targa, respectively. These financial projections include assumptions regarding future operating cash flows, expenditures, growth and distributable income of Targa and Atlas. They speak only as of the date made and will not be updated. These financial projections were not provided with a view to public disclosure, are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all or within projected timeframes. In addition, the failure of businesses to achieve projected results, could have a material adverse effect on TRC’s share price, financial position and ability to maintain or increase its dividends following the ATLS Merger.

The unaudited pro forma financial statements included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined entity’s financial condition or results of operations following the Atlas Mergers.

The unaudited pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of the financial condition or results of operations of the combined entities (TRC/ATLS and TRP/APL) following the Atlas Mergers for several reasons. The actual financial condition and results of operations of the combined entities following the Atlas Mergers may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the financial condition or results of operations of the combined entities following the Atlas Mergers. Any potential decline in the financial condition or results of operations of the combined entities may cause significant variations in the price of TRC common stock after completion of the AT Atlas Mergers. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

TRC shares to be received by ATLS unitholders as a result of the ATLS Merger have different rights from ATLS common units.

Following completion of the ATLS Merger, ATLS unitholders will no longer hold ATLS common units, but will instead be stockholders of TRC. There are important differences between the rights of ATLS unitholders and the rights of TRC stockholders. Ownership interests in a limited partnership are fundamentally different from ownership interests in a corporation. ATLS unitholders will own TRC common stock following the completion of the ATLS Merger, and their rights associated with the TRC common stock will be governed by TRC’s organizational documents and Delaware corporation law, which differ in a number of respects from the ATLS partnership agreement and the Delaware LP Act. See “Comparison of the Rights of TRC Stockholders and ATLS Unitholders” for a discussion of the different rights associated with ATLS common units and shares of TRC common stock.

Targa and Atlas are subject to litigation related to the Atlas Mergers.

Targa and Atlas are subject to litigation related to the Atlas Mergers. See “The Transactions—Pending Litigation.” It is possible that additional claims beyond those that have already been filed will be brought by the current plaintiffs or by others in an effort to enjoin the Atlas Mergers or seek monetary relief from Targa. Targa and Atlas cannot predict the outcome of these lawsuits, or others, nor can they predict the amount of time and expense that will be required to resolve the lawsuits. An unfavorable resolution of any such litigation surrounding the Atlas Mergers could delay or prevent their consummation. In addition, the costs defending the litigation, even if resolved in Targa’s or Atlas’s favor, could be substantial and such litigation could distract Targa and Atlas from pursuing the consummation of the Atlas Mergers and other potentially beneficial business opportunities.

Tax Risks Related to the ATLS Merger

In addition to reading the following risk factors, you are urged to read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax consequences of the ATLS Merger and owning and disposing of TRC shares received in the ATLS Merger.

The receipt of the ATLS Merger Consideration will be taxable for U.S. federal income tax purposes, and ATLS unitholders could recognize tax gain in excess of the ATLS Merger Consideration received.

A U.S. holder who receives TRC shares and cash in exchange for ATLS common units pursuant to the ATLS Merger will recognize gain or loss in an amount equal to the difference between (i) the “amount realized,” which is the sum of (A) the amount of cash received, (B) the fair market value of TRC shares received, and (C) such U.S. holder’s share of ATLS’s nonrecourse liabilities immediately prior to the ATLS Merger; and (ii) such U.S. holder’s adjusted tax basis in the ATLS common units exchanged therefor (which includes any remaining basis attributable to such U.S. holder’s share of ATLS’s nonrecourse liabilities immediately prior to the ATLS Merger).

Because the amount realized includes the amount of ATLS’s liabilities allocated to each ATLS unitholder immediately prior to the ATLS Merger, it is possible that the amount of gain ATLS unitholders recognize could exceed the fair market value of the shares of TRC common stock and cash received. The application of other complicated tax rules also may give rise to adverse tax consequences to ATLS unitholders. Because the tax consequences of the ATLS Merger to an ATLS unitholder will depend on the unitholder’s particular factual circumstances and are uncertain in some material respects, ATLS unitholders should consult their tax advisors regarding the potential tax consequences of exchanging ATLS common units for TRC shares and cash in the ATLS Merger.

The U.S. federal income tax treatment to ATLS unitholders with respect to owning and disposing of any TRC shares received in the ATLS Merger will be different than their U.S. federal income tax treatment with respect to owning and disposing of their ATLS common units.

For U.S. federal income tax purposes, ATLS is classified as a partnership. Thus, it is generally not a taxable entity and incurs no U.S. federal income tax liability. Instead, each ATLS unitholder is required to take into account such unitholder’s share of items of income, gain, loss and deduction of ATLS in computing its U.S. federal income tax liability, regardless of whether cash distributions are made to such ATLS unitholder by

ATLS. A distribution of cash by ATLS to an ATLS unitholder who is a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) is generally not taxable for U.S. federal income tax purposes unless the amount of cash distributed is in excess of the ATLS unitholder’s adjusted tax basis in its ATLS common units. In contrast, TRC is classified as a corporation for U.S. federal income tax purposes, and thus, TRC (and not its stockholders) is subject to U.S. federal income tax on its taxable income. A distribution of cash by TRC to a stockholder who is a U.S. holder will generally be included in such U.S. holder’s income as ordinary dividend income to the extent of TRC’s current or accumulated “earnings and profits,” as determined under U.S. federal income tax principles. A portion of the cash distributed to TRC shareholders by TRC after the ATLS Merger may exceed TRC’s current and accumulated earnings and profits. Cash distributions in excess of TRC’s current or accumulated earnings and profits will be treated as a non-taxable return of capital, reducing a U.S. holder’s adjusted tax basis in such stockholder’s TRC shares and, to the extent the cash distribution exceeds such stockholder’s adjusted tax basis, as gain from the sale or exchange of such TRC shares. See “Material U.S. Federal Income Tax Consequences.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and some of the documents TRC and ATLS have incorporated herein by reference contain forward-looking statements within the meaning of Section 21E of the Exchange Act. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. When used in this joint proxy statement/prospectus or the documents incorporated herein by reference, words such as “anticipate,” “project,” “expect,” “plan,” “seek,” “goal,” “estimate,” “forecast,” “intend,” “could,” “should,” “will,” “believe,” “may,” “potential” and similar expressions and statements regarding TRC’s or ATLS’s plans and objectives for future operations, are intended to identify forward-looking statements. In particular, statements, express or implied, concerning future actions, operating results or the ability to generate revenue, income, cash flow or to make distributions or dividends are forward-looking statements. Although TRC, ATLS and ATLS GP believe that the expectations reflected in such forward-looking statements are reasonable, they cannot give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, TRC’s and/or ATLS’s actual results may vary materially from those anticipated, estimated, projected or expected.

For instance, although TRC and ATLS have signed a merger agreement, there is no assurance that they will complete the proposed ATLS Merger. The ATLS Merger Agreement will terminate if ATLS or TRC do not receive the necessary approval of their unitholders and stockholders, respectively, and also may be terminated if any conditions to closing are not satisfied or if the ATLS Merger is not completed by the outside date. Other risks and uncertainties that may affect the ATLS Merger or actual results include:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Atlas Merger Agreements;

•	the outcome of any legal proceedings that have been or may be instituted against TRC, TRP, ATLS, APL and others relating to the Atlas Merger Agreements;

•	the failure of the Transactions to close for any other reason;

•	the effect of the announcement of the Atlas Mergers or the Spin-Off on Targa’s and Atlas’s customer relationships, operating results and business generally;

•	the risks that the proposed transaction disrupts current plans and operations;

•	the amount of the costs, fees, expenses and charges related to the Atlas Mergers;

•	the failure to obtain the approval of TRC’s stock issuance in connection with the ATLS Merger by the stockholders of Targa and the approval of the Atlas Mergers by the unitholders of ATLS and APL, as applicable, and to satisfy the other conditions to the consummation of the Atlas Mergers;

•	the failure to integrate with Atlas successfully after consummation of the Atlas Mergers and to achieve anticipated benefits from the proposed transaction;

•	risks relating to any unforeseen liabilities of Atlas;

•	the failure to realize a lower long-term cost of capital, anticipated cost savings and other benefits of the proposed Atlas Mergers;

•	the demand for oil, natural gas, natural gas liquids and condensate;

•	the volatility of realized oil, natural gas and natural gas liquids prices;

•	the potential for additional impairment due to future declines in oil, natural gas and natural gas liquids prices;

•	the accuracy of estimated natural gas and oil reserves;

•	the ability to fulfill the substantial capital investment needs of ATLS;

•	the ability to retain key customers;

•	APL’s dependence on the gathering and transportation facilities of third parties;

•	potential incurrence of significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment;

•	uncertainties with respect to the success of drilling wells at identified drilling locations;

•	the conditions of the capital markets, interest rates, availability of credit facilities to support business requirements, liquidity and general economic conditions;

•	Targa’s and Atlas’s respective businesses and financial strategies;

•	technology;

•	cash flow, liquidity and financial position;

•	the timing and amount of future production of oil, natural gas and natural gas liquids;

•	operating expenses, general and administrative costs, and finding and development costs;

•	competition in the oil, natural gas and natural gas liquids industry;

•	weather and other natural phenomena;

•	governmental regulation of the oil and natural gas industry;

•	changes in laws and regulations and enforcement, particularly with regard to taxes, safety and protection of the environment;

•	the effect of legislation, regulatory initiatives and litigation related to climate change;

•	exposure to new and existing litigation;

•	strategic plans, objectives, expectations and intentions for future operations; and

•	other factors and uncertainties discussed in this joint proxy statement/prospectus and TRC’s and ATLS’s respective filings with the SEC, including their Annual Reports on Form 10-K for the year ended December 31, 2013 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review carefully the risk factors described under “Risk Factors” in this joint proxy statement/prospectus and incorporated by reference into this document.

THE PARTIES

Targa Resources Corp.

Targa Resources Corp., or TRC, is a publicly traded Delaware corporation formed in October 2005. TRC does not directly own any operating assets; its main source of future revenue therefore is from general and limited partner interests, including IDRs, in TRP. TRC’s shares of common stock are listed on the NYSE under the symbol “TRGP.”

TRC’s principal executive offices are located at 1000 Louisiana Street, Suite 4300, Houston, Texas 77002 and its telephone number is 713-584-1000.

Targa Resources Partners LP

Targa Resources Partners LP, or TRP, is a publicly traded Delaware limited partnership formed in October 2006 by its parent, TRC, to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. TRP’s common units are listed on the NYSE under the symbol “NGLS.” TRP is a leading provider of midstream natural gas and NGL services in the United States, with a growing presence in crude oil gathering and petroleum terminaling. In connection with these business activities, TRP buys and sells natural gas, NGLs and NGL products, crude oil, condensate and refined products.

TRP is engaged in the business of:

•	gathering, compressing, treating, processing and selling natural gas;

•	storing, fractionating, treating, transporting, terminaling and selling NGLs and NGL products;

•	gathering, storing and terminaling crude oil; and

•	storing, terminaling and selling refined petroleum products.

TRP’s principal executive offices are located at 1000 Louisiana Street, Suite 4300, Houston, Texas 77002 and our telephone number is 713-584-1000.

Atlas Energy, L.P.

Atlas Energy, L.P., or ATLS, is a publicly traded Delaware master limited partnership whose common units are listed on the NYSE under the symbol “ATLS.” Its assets currently consist principally of its ownership interests in the following:

•	APL, a publicly traded Delaware master limited partnership and midstream energy service provider engaged in natural gas gathering, processing and treating services primarily in the Anadarko, Arkoma and Permian Basins located in the southwestern and mid-continent regions of the United States and in the Eagle Ford Shale play in south Texas; natural gas gathering services in the Appalachian Basin in the northeastern region of the United States; and NGL transportation services in the southwestern region of the United States;

•	ARP, a publicly traded Delaware master limited partnership and an independent developer and producer of natural gas, crude oil and NGLs, with operations in basins across the United States. ARP sponsors and manages tax-advantaged investment partnerships, in which it coinvests, to finance a portion of its natural gas and oil production activities;

•	The Development Subsidiary, a partnership that currently conducts natural gas and oil operations in the mid-continent region of the United States. At October 31, 2014, ATLS owned a 2.5% limited partner interest in the Development Subsidiary and 80.0% of its outstanding general partner units;

•	The Lightfoot entities, which incubate new MLPs and invest in existing MLPs. At October 31, 2014, ATLS had an approximate 15.9% general partner interest and 12% limited partner interest in Lightfoot; and

•	Direct natural gas development and production assets in the Arkoma Basin.

ATLS’s principal executive offices are located at Park Place Corporate Center One, 1000 Commerce Drive, 4th Floor, Pittsburgh, Pennsylvania 15275-1011, and its telephone number is (877) 950-7473.

Atlas Pipeline Partners, L.P.

Atlas Pipeline Partners, L.P, or APL, is a publicly traded Delaware limited partnership formed in 1999 whose common units are listed on the NYSE under the symbol “APL.” APL is a leading provider of natural gas gathering, processing and treating services primarily in the Anadarko, Arkoma and Permian Basins located in the southwestern and mid-continent regions of the United States and in the Eagle Ford Shale play in south Texas; a provider of natural gas gathering services in the Appalachian Basin in the northeastern region of the United States and a provider of NGL transportation services in the southwestern region of the United States.

APL’s general partner, Atlas Pipeline Partners GP, LLC, manages its operations and activities through its ownership of APL’s general partner interest. Atlas Pipeline GP is a wholly owned subsidiary of ATLS, which owned 5.5% of the limited partner interests in APL at October 31, 2014, as well as a 2.0% general partner interest.

APL’s principal executive offices are located at Park Place Corporate Center One, 1000 Commerce Drive, 4th Floor, Pittsburgh, Pennsylvania 15275-1011, and its telephone number is (877) 950-7473.

Relationships Between the Parties

Prior to May 2014, APL indirectly held an aggregate 20% interest in WTLPG, which owns a common-carrier pipeline system that transports NGLs from New Mexico and Texas to Mont Belvieu, Texas for fractionation. During 2011, 2012 and 2013, certain subsidiaries of TRP paid WTLPG approximately $25.4 million, $20.8 million and $22.9 million, respectively, for the WTLPG tariffs, net payments for system losses/gains and reimbursements for connections and other construction costs. For the nine months ended September 30, 2013 and 2014, certain subsidiaries of TRP paid WTLPG approximately $17.4 and $20.0 million, respectively, for the WTLPG tariffs, net payments for system losses/gains and reimbursements for connections and other construction costs.

During 2013, certain subsidiaries of TRP paid Atlas Barnett LLC and Atlas Pipeline Mid-Continent LLC, subsidiaries of APL, approximately $4.4 million pursuant to certain gas purchase agreements. For the nine months ended September 30, 2013 and 2014, certain subsidiaries of TRP paid Atlas Barnett LLC and Atlas Pipeline Mid-Continent LLC approximately $2.1 million and $8.4 million, respectively, pursuant to certain gas purchase agreements.

THE TRC SPECIAL MEETING

Time, Place and Date. The special meeting of TRC stockholders will be held at                     on                     , 2015, at                     , local time.

Purposes. The purposes of the special meeting are:

•	To consider and vote upon a proposal to approve the issuance of shares of common stock of TRC in connection with the ATLS Merger contemplated by the ATLS Merger Agreement, which we refer to as the “TRC stock issuance proposal”; and

•	to consider and vote on a proposal to approve the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal at the time of the special meeting, which we refer to as the “adjournment proposal.”

At this time, TRC knows of no other matter that will be presented for consideration at the meeting.

Quorum. The holders of a majority of the outstanding TRC shares, represented in person or by proxy (by submitting a properly executed proxy card or properly submitting your proxy by telephone or Internet), on the record date will constitute a quorum and will permit TRC to conduct the proposed business at the TRC special meeting. Proxies received but marked as abstentions will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes (if any) will be considered present at the meeting for purposes of determining the presence of a quorum but cannot be included in the vote. The Chairman of the meeting or a majority of the TRC shares represented in person or by proxy at the meeting may adjourn the meeting from time to time, whether or not there is a quorum.

Record Date. The TRC stockholder record date for the special meeting is the close of business on , 2015.

TRC Shares Entitled to Vote. TRC stockholders may vote at the special meeting if they owned TRC shares at the close of business on the record date. TRC stockholders may cast one vote for each TRC share owned on the record date.

Votes Required. Approval of the TRC stock issuance proposal requires the affirmative vote of a majority of the TRC shares present in person or represented by proxy at the TRC special meeting and entitled to vote thereon. Approval of the adjournment proposal requires the affirmative vote of a majority of the TRC shares present in person or represented by proxy at the TRC special meeting and entitled to vote thereon. Abstentions will have the same effect as votes against the TRC stock issuance proposal and the adjournment proposal. Failures to vote and broker non-votes (if any) will have no effect on the TRC stock issuance proposal and the adjournment proposal.

All of the directors and executive officers of TRC beneficially own, in the aggregate, approximately     % of the outstanding TRC shares as of the record date. Pursuant to voting and support agreements with ATLS, the executive officers of TRC have agreed to vote any TRC shares beneficially owned by them in favor of the TRC stock issuance proposal and the adjournment proposal. The TRC stockholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding TRC shares as of the record date. In addition, we believe that the directors of TRC will vote in favor of the TRC stock issuance proposal and the adjournment proposal.

TRC Shares Outstanding. As of the record date, there were             TRC shares outstanding, held by approximately             holders of record.

Voting Procedures

Voting by TRC Stockholders. TRC stockholders who hold shares in their own name may submit your proxy using any of the following methods:

•	call the toll-free telephone number listed on your proxy card and follow the recorded instructions;

•	go to the Internet website listed on your proxy card and follow the instructions provided;

•	complete, sign and mail your proxy card in the postage-paid envelope; or

•	attend the meeting and vote in person.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your TRC shares will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, your TRC shares will be voted FOR adoption of the TRC stock issuance proposal and the adjournment proposal.

Revocation. If you hold your TRC shares in your own name, you may revoke your proxy at any time prior to its exercise by:

•	giving written notice of revocation to the Secretary of TRC at or before the special meeting;

•	appearing and voting in person at the special meeting; or

•	properly completing and executing a later dated proxy and delivering it to the Secretary of TRC at or before the special meeting.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken.

Validity. The inspectors of election will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of proxies. Their determination will be final and binding. The TRC Board has the right to waive any irregularities or conditions as to the manner of voting. TRC may accept your proxy by any form of communication permitted by Delaware law so long as TRC is reasonably assured that the communication is authorized by you.

Solicitation of Proxies. The accompanying proxy is being solicited by TRC on behalf of the TRC Board. The expenses of preparing, printing and mailing the proxy and materials used in the solicitation will be borne by TRC.

D.F. King & Co., Inc. has been retained by TRC to aid in the solicitation of proxies for the TRC special meeting for an initial fee of $10,000 and the reimbursement of out-of-pocket expenses. In addition to the mailing of this joint proxy statement/prospectus, proxies may also be solicited from TRC stockholders by personal interview, telephone, fax or other electronic means by directors and officers of TRC and employees of TRC and its affiliates who provide services to TRC, who will not receive additional compensation for performing that service. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy materials to the beneficial owners of TRC shares held by those persons, and TRC will reimburse them for any reasonable expenses that they incur.

TRC Shares Held in Street Name. If you hold TRC shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your TRC shares or when granting or revoking a proxy.

As a general rule, absent specific instructions from you, your bank, broker or other nominee is not allowed to vote your TRC shares on any proposal on which your bank, broker or other nominee does not have discretionary authority. The only proposals for consideration at the TRC special meeting are the adoption of TRC stock issuance proposal and the adjournment proposal, which are non-discretionary matter for which banks, brokers and other nominees do not have discretionary authority to vote. To instruct your bank, broker or other nominee how to vote, you should follow the directions that your bank, broker or other nominee provides to you.

Please note that you may not vote your TRC shares held in “street name” by returning a proxy card directly to TRC or by voting in person at the special meeting of TRC stockholders unless you provide a “legal proxy,”

which you must obtain from your bank, broker or other nominee. If you do not instruct your bank, broker or other nominee on how to vote your TRC shares, your bank, broker or other nominee may not vote your TRC shares, which will result in the absence of a vote for or against the TRC stock issuance proposal and the adjournment proposal. You should therefore provide your, broker or other nominee with instructions as to how to vote your TRC shares.

THE ATLS SPECIAL MEETING

Time, Place and Date. The special meeting of ATLS unitholders will be held at                     on                     , 2015, at             , local time. The meeting may be adjourned or postponed by ATLS GP to another date or place.

Purposes. The purpose of the special meeting is to consider and vote upon the following proposals:

•	the approval and adoption of the ATLS Merger Agreement and the ATLS Merger, which we refer to as the “ATLS Merger proposal”; and

•	to approve, on an advisory (non-binding) basis, the compensation payments that will or may be paid by ATLS to its named executive officers in connection with the merger, described more fully below under the heading “Advisory Vote on Golden Parachute Compensation,” and which we refer to as the “ATLS compensation proposal.”

In considering the recommendation of the ATLS GP Board, ATLS unitholders should be aware that some of ATLS’s directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests they may have as unitholders. See “The Transactions—Interests of Certain Persons in the Transactions.”

At this time, ATLS knows of no other matter that will be presented for consideration at the meeting.

Advisory Vote on Golden Parachute Compensation. In accordance with Section 14A of the Exchange Act, ATLS is providing its unitholders with the opportunity to cast a non-binding advisory vote at the special meeting on the compensation that may be paid or become payable to its named executive officers in connection with the ATLS Merger and the agreements and understandings pursuant to which such compensation may be paid or become payable. As required by those rules, ATLS is asking its unitholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to ATLS’s named executive officers in connection with the ATLS Merger, as disclosed in the table in the section of the joint proxy statement/prospectus entitled “The Transactions—Interests of Certain Persons in the Transactions—Quantification of Payments and Benefits to ATLS’s Named Executive Officers” including the associated narrative discussion, are hereby APPROVED.”

Because the vote on the ATLS compensation proposal is advisory in nature only, it will not be binding on ATLS or TRC. Accordingly, if the ATLS Merger Agreement is adopted and the ATLS Merger is completed, the compensation payments that are contractually required to be paid by ATLS to its named executive officers will be paid, subject to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of the ATLS unitholders.

Quorum. The holders of a majority of the outstanding ATLS common units represented in person or by proxy (by submitting a properly executed proxy card or properly submitting your proxy by telephone or Internet) will constitute a quorum and will permit ATLS to conduct the proposed business at the ATLS special meeting. Proxies received but marked as abstentions will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes (if any) will be considered present at the meeting for purposes of determining the presence of a quorum but cannot be included in the vote.

Record Date. The ATLS unitholder record date for the special meeting is the close of business on                     , 2015.

ATLS Common Units Entitled to Vote. ATLS unitholders may vote at the special meeting if they owned ATLS common units at the close of business on the record date. ATLS unitholders may cast one vote for each ATLS common unit owned on the record date.

Votes Required. Approval of the ATLS Merger proposal requires the affirmative vote of a majority of the outstanding ATLS common units entitled to vote thereon. Approval, on an advisory, non-binding basis, of the ATLS compensation proposal requires the affirmative vote of the holders of a majority of the outstanding units entitled to vote and represented in person or by proxy at the ATLS special meeting. Abstentions will have the same effect as votes against the ATLS Merger proposal and the ATLS compensation proposal. Failures to vote and broker non-votes (if any) will have the same effect as a vote against the ATLS Merger proposal and will have no effect on the ATLS compensation proposal. The vote on the ATLS compensation proposal is a vote separate and apart from the ATLS Merger proposal. Accordingly, you may vote to approve the ATLS Merger proposal and vote not to approve the ATLS compensation proposal and vice versa. Because the vote on the ATLS compensation proposal is advisory in nature only, it will not be binding on ATLS or TRC.

All of the directors and executive officers of ATLS beneficially own, in the aggregate, approximately     % of the outstanding ATLS common units as of the record date. Pursuant to voting and support agreements with TRC, certain directors and executive officers of ATLS have agreed to vote any ATLS common units beneficially owned by them in favor of the ATLS Merger proposal. The ATLS unitholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding ATLS common units as of the record date. In addition, we believe that the directors and executive officers of ATLS who are not party to voting and support agreements will vote in favor of adopting the APL Merger proposal. We also believe that the directors and executive officers of ATLS will vote in favor of adopting the ATLS compensation proposal.

ATLS Common Units Outstanding. As of the record date, there were             ATLS common units outstanding held by approximately         holders of record.

Voting Procedures

Voting by ATLS Unitholders. ATLS unitholders who hold units in their own name may submit your proxy using any of the following methods:

•	call the toll-free telephone number listed on your proxy card and follow the recorded instructions;

•	go to the Internet website listed on your proxy card and follow the instructions provided;

•	complete, sign and mail your proxy card in the postage-paid envelope; or

•	attend the meeting and vote in person.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your ATLS common units will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, your ATLS common units will be voted FOR the ATLS Merger proposal and FOR the ATLS compensation proposal.

If any other matters are properly presented for consideration at the meeting or any adjournment or postponement thereof, the persons named in your proxy will have the discretion to vote on these matters. The ATLS partnership agreement provides that ATLS GP may adjourn the meeting and that, in the absence of a quorum, any meeting of ATLS limited partners may be adjourned from time to time by the affirmative vote of a majority of the outstanding ATLS common units entitled to vote at such meeting represented either in person or by proxy.

Revocation. If you hold your ATLS common units in your own name, you may revoke your proxy at any time prior to its exercise by:

•	giving written notice of revocation to the Secretary of ATLS GP at or before the special meeting;

•	appearing and voting in person at the special meeting; or

•	properly completing and executing a later dated proxy and delivering it to the Secretary of ATLS GP at or before the special meeting.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken.

Validity. The inspectors of election will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of proxies. Their determination will be final and binding. The ATLS GP Board has the right to waive any irregularities or conditions as to the manner of voting. ATLS may accept your proxy by any form of communication permitted by Delaware law so long as ATLS is reasonably assured that the communication is authorized by you.

Solicitation of Proxies. The accompanying proxy is being solicited by ATLS GP on behalf of the ATLS GP Board. The expenses of preparing, printing and mailing the proxy and materials used in the solicitation will be borne by ATLS.

Georgeson Inc. has been retained by ATLS to aid in the solicitation of proxies for an initial fee of $12,500 and the reimbursement of out-of-pocket expenses. In addition to the mailing of this joint proxy statement/prospectus, proxies may also be solicited from ATLS unitholders by personal interview, telephone, fax or other electronic means by directors and officers of ATLS GP and employees of ATLS and its affiliates who provide services to ATLS, who will not receive additional compensation for performing that service. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy materials to the beneficial owners of ATLS common units held by those persons, and ATLS will reimburse them for any reasonable expenses that they incur.

ATLS Common Units Held in Street Name. If you hold ATLS common units in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your ATLS common units or when granting or revoking a proxy.

As a general rule, absent specific instructions from you, your bank, broker or other nominee is not allowed to vote your common units on any proposal on which your bank, broker or other nominee does not have discretionary authority. The only proposals for consideration at the ATLS special meeting are the ATLS Merger proposal and the ATLS compensation proposal, which are non-discretionary matters for which banks, brokers and other nominees do not have discretionary authority to vote. To instruct your bank, broker or other nominee how to vote, you should follow the directions that your bank, broker or other nominee provides to you.

Please note that you may not vote your ATLS common units held in “street name” by returning a proxy card directly to ATLS or by voting in person at the special meeting of ATLS unitholders unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. If you do not instruct your bank, broker or other nominee on how to vote your ATLS common units, your bank, broker or other nominee may not vote your ATLS common units, which will have the same effect as a vote against the ATLS Merger proposal and result in the absence of a vote for or against the ATLS compensation proposal. A broker non-vote will have no effect on the ATLS compensation proposal. You should therefore provide your, broker or other nominee with instructions as to how to vote your ATLS common units.

Adjournment. Pursuant to the ATLS partnership agreement, ATLS GP, as the general partner of ATLS, may authorize its designated chairman of any special meeting to adjourn the meeting. Consequently, ATLS GP may adjourn the special meeting (including a further adjournment of an adjourned meeting) to a date within 45 days of the special meeting without further notice other than by an announcement made at the special meeting (or such adjourned meeting) and without setting a new record date. If proxies representing the required unitholder approvals have not been received at the time of the special meeting (or such adjourned meeting), ATLS GP may choose to adjourn the meeting to solicit additional proxies in favor of the ATLS Merger proposal. ATLS GP may also choose to adjourn the meeting for any other reason if deemed necessary or advisable.

THE TRANSACTIONS

Overview

On October 13, 2014, TRC and ATLS entered into an Agreement and Plan of Merger by and among TRC, GP Merger Sub, ATLS and ATLS GP, which we refer to as the ATLS Merger Agreement. The ATLS Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, GP Merger Sub will merge with and into ATLS, with ATLS surviving the merger as a subsidiary of TRGP, which we refer to as the ATLS Merger.

Concurrently with the execution of the ATLS Merger Agreement, on October 13, 2014, TRP and APL entered into an Agreement and Plan of Merger by and among TRC, TRP, TRP GP, MLP Merger Sub, ATLS, APL and APL GP, which we refer to as the APL Merger Agreement. The APL Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, immediately following the ATLS Merger, MLP Merger Sub will merge with and into APL, with APL surviving the merger as a subsidiary of NGLS, which we refer to as the APL Merger.

Subject to the terms and conditions set forth in the ATLS Merger Agreement, ATLS has agreed that it will, pursuant to the Separation Agreement, (1) transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment to Atlas Energy Group, LLC, which we refer to as New Atlas, and (2) immediately prior to the ATLS Merger, effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas, which we refer to as the Spin-Off.

Each of the Transactions is cross-conditioned (subject to permitted waiver) on either the consummation of each of the other Transactions or the parties’ agreement that such other Transactions will occur substantially concurrently with the other Transactions.

Background of the Atlas Mergers

The ATLS GP Board and APL GP Board have each periodically discussed and reviewed the businesses, strategic direction, performance and prospects of ATLS and APL in the context of developments in the energy industry and in the competitive landscape. In this context, the ATLS GP Board and the APL GP Board have each discussed various potential strategic alternatives, including potential strategic combinations, joint ventures, restructurings or divestitures that could complement, enhance or improve both the competitive strengths and strategic position of ATLS and APL, respectively, and the boards have considered these alternatives in connection with their evaluation of the strategic goals and initiatives of each of ATLS and APL. Also, senior management of ATLS and APL have, from time to time, had informal discussions with representatives of other potential transaction partners regarding trends and issues in the industry, including the significant increase in consolidation activity among midstream companies in 2014, and have engaged in exploratory discussions of the potential benefits and issues arising from possible strategic transactions.

In late 2013, representatives of a midstream MLP (“Company A”) contacted Jonathan Cohen (Executive Chairman of the ATLS GP Board and Executive Vice Chairman of the APL GP Board) to set up a meeting to discuss potential strategic opportunities involving ATLS and APL. Edward Cohen (Chief Executive Officer and President of ATLS GP and Executive Chairman of the APL GP Board) and Jonathan Cohen had an introductory meeting with representatives of Company A to discuss consolidation generally in the midstream industry. The parties agreed to hold a follow-up meeting to discuss exploring a potential transaction.

In early 2014, Jonathan Cohen and Daniel Herz (Senior Vice President of Corporate Development and Strategy of ATLS GP and APL GP) met with representatives of Company A, and Company A indicated an interest in exploring a potential business combination involving ATLS and APL. A few weeks later, Jonathan Cohen and Daniel Herz met with the controlling holders of Company A and continued the exploratory discussions regarding a potential transaction, including discussing possible transaction structures, such as an acquisition of ATLS following a spin-off of its non-midstream assets. Following this meeting, the parties did not have any further discussions or meetings to continue their exploratory discussions, and, subsequently, Company A’s controlling holders, which included a publicly traded general partner of an affiliated midstream MLP (“Company B”), entered into a transaction agreement with Company B providing for Company A to become fully controlled by Company B.

In early April 2014, Jonathan Cohen contacted a representative of a midstream MLP (“Company C”) and scheduled a meeting to discuss joint venture opportunities in a specified geographic area. On April 22, 2014, representatives of ATLS and APL, including Edward Cohen, Jonathan Cohen and Daniel Herz met with representatives of Company C for the purpose of discussing the potential joint venture transactions. Following discussion of the merits of the potential joint venture, the representatives of Company C raised the recent consolidation in the industry and their views of potential strategic opportunities available in the midstream industry to a party with size, scale and geographic and business-line diversity. They then inquired whether ATLS would be interested in exploring a potential business combination transaction between Company C and APL, and between the general partner of Company C and the general partner of APL. The Atlas representatives indicated that any such decision would be up to the respective ATLS GP Board and APL GP Board, but that management would support a business combination only if the offer was at a valuation that implied a significant premium to the acquired businesses.

On May 27, 2014, at the invitation of Company C, Edward Cohen, Jonathan Cohen and Daniel Herz again met with representatives of Company C to continue their exploratory discussions regarding a potential business combination. Representatives of Company C presented a preliminary high-level overview of a potential structure for such a transaction, in which (1) ATLS would spin-off an entity that would hold all of ATLS’s non-midstream assets as well as its limited partnership interests in APL; (2) immediately after such spin-off, an affiliate of Company C would acquire ATLS for $1.4 billion in total consideration consisting of 50% cash and 50% equity of an affiliate of Company C and (3) Company C would acquire APL at a to be determined premium to its current market price with equity of Company C plus an amount in cash intended to make up for any reduction in APL’s distributions as a result of the transaction for a specified period of time. The parties engaged in discussions regarding the potential benefits and risks involved in such a structure, and the Atlas representatives again reiterated that Atlas management would support a business combination transaction only if the offer was at a valuation that implied a significant premium to the acquired businesses. The ATLS representatives asked Company C to confirm that its ultimate parent company was supportive of the discussions, and Company C indicated that it would present the potential transaction to its ultimate parent company once Company C had completed a preliminary due diligence review of ATLS and APL. In connection with that due diligence review, Company C requested certain non-public information from ATLS and APL.

Following this discussion, on July 11, 2014, Company C, an affiliate of Company C, ATLS and APL entered into a mutual confidentiality agreement in respect of a potential transaction. The confidentiality agreement included a standstill provision, but provided that the standstill provision would terminate upon the execution of a definitive agreement providing for a sale transaction involving ATLS. The parties then began conducting mutual preliminary due diligence for purposes of determining whether or not there would be a basis for proceeding with preliminary discussions regarding a potential transaction.

In early July 2014, a representative of a publicly traded midstream MLP general partner (“Company D”) contacted Jonathan Cohen and requested a meeting between Jonathan Cohen and representatives of Company D to discuss potential strategic opportunities between ATLS and Company D. On July 8, 2014, Jonathan Cohen met with representatives of Company D and at the meeting, these representatives inquired whether ATLS would be interested in exploring a potential transaction in which Company D would acquire ATLS’s general partner and limited partner interests in APL. Company D indicated in its discussions that it was contemplating an offer price of approximately $1 billion in cash. Mr. Cohen informed Company D that any such decision would be up to the ATLS GP Board, but that management would support a business combination only if the offer was at a valuation that implied a significant premium to the acquired business. Mr. Cohen further informed the representatives of

Company D that, in his opinion, the indicative price offered by Company D was inadequate. The representatives of Company D expressed a willingness to increase its price depending on the results of a preliminary due diligence investigation and requested that the parties enter into a mutual confidentiality agreement. Mr. Cohen inquired as to whether, as part of its proposal to acquire ATLS, Company D’s midstream business was interested in an acquisition of APL at a premium price, with such acquisition to occur substantially simultaneously with the acquisition of ATLS. The representatives of Company D said that Company D was focused only on an acquisition of the general partner of APL at such time. As part of the discussions with Company D, Mr. Cohen indicated that it would be preferable if the transaction were structured to provide ATLS unitholders with the opportunity to vote on the transaction, which would be required if Company D were to acquire all of the equity of ATLS as opposed to just ATLS’s interest in APL. Company D expressed a preference for a structure that did not require a vote of the ATLS unitholders, but agreed to consider the concerns raised by Mr. Cohen.

On July 16, 2014, Company D, affiliates of Company D, ATLS and APL entered into a mutual confidentiality agreement. The confidentiality agreement included a standstill provision, but provided that the standstill provision would terminate upon the execution of a definitive agreement providing for a sale transaction involving ATLS.

On July 22, 2014, Daniel Herz met with representatives of Company D to answer due diligence questions.

At the executive session of a regularly scheduled meeting of the APL GP Board held on July 23, 2014, Edward Cohen discussed with the APL GP Board the current trend of consolidation in the midstream industry generally and explained that APL, as one of the last mid-sized gathering and processing master limited partnerships, may receive offers for a strategic transaction from potential acquirers.

At a regularly scheduled meeting of the ATLS GP Board held on July 24, 2014, Edward Cohen and Jonathan Cohen provided the ATLS GP Board with an update on the ATLS business and also discussed the current trends that they were observing in the energy industry generally, including strategic consolidation occurring in the midstream industry. Edward Cohen and Jonathan Cohen also informed the ATLS GP Board of the indications of interest that they had received from Company C and Company D, as well as the earlier discussions with Company A, the due diligence information provided to Company C and Company D and ATLS’s preliminary findings based on its due diligence investigation of Company C. They also discussed with the Board their expectation that, given the current trends in the industry and attractiveness of ATLS’s general partner interest and incentive distribution rights in APL, it was likely ATLS would be approached by other companies regarding a potential strategic combination. They noted that the interest from potential acquirors was likely to be focused on ATLS’s general partner interest and IDRs in APL and not on ATLS’s interests in its non-midstream assets and that, in the context of an acquisition, there may be an opportunity to retain the non-midstream assets through a spin-off or other structure. Following these discussions, the ATLS GP Board directed senior management to continue the preliminary discussions with each of Company C and Company D and to continue to engage with others in the industry to explore the potential for strategic opportunities.

A few days after the ATLS GP Board meeting, representatives of Company C contacted Jonathan Cohen to inform him that, following discussion with the ultimate parent company of Company C, Company C was no longer authorized to continue exploratory discussions regarding a potential transaction because its parent company’s focus at such time was to grow its exploration and production business and not its midstream business.

On July 24, 2014, representatives of Citi met with representatives of an independent exploration and production company (“Company E”) in the normal course of business to discuss potential strategic opportunities for Company E’s midstream assets. During the discussion, Company E indicated that it may be interested in pursuing a potential strategic transaction with ATLS and APL. The representatives of Company E asked Citi to convey this interest to ATLS. Shortly thereafter, representatives of Citi contacted Jonathan Cohen and Daniel Herz regarding Company E’s inquiry and indicated that Company E was interested in discussing a potential strategic transaction with ATLS and APL.

On July 29, 2014, Jonathan Cohen had a call with a representative of Company D to discuss Company D’s valuation analysis of ATLS. During this discussion, the representative of Company D indicated that Company D was currently willing to offer a price of $1.3 billion in cash for ATLS’s general partner and limited partner interests in APL. Mr. Cohen informed the representative of Company D that, in his opinion, the indicative price offered by Company D remained inadequate.

In late July, following the discussion with Citi regarding Company E’s interest in discussing a potential strategic transaction with ATLS and APL, Jonathan Cohen reached out to representatives of Company E and began exploratory discussions regarding the potential for a strategic transaction. During these discussions, ATLS and Company E discussed the possibility of a transaction in which (1) ATLS would spin-off its interests in its non-midstream assets, (2) immediately after such spin-off, Company E would contribute its midstream assets to ATLS in exchange for a number of ATLS common units that provided it with control of ATLS and (3) APL would acquire the newly contributed midstream assets from ATLS over time from 2015 to 2018, with approximately 25% of such assets being acquired in each of those years. Mr. Cohen informed the representatives of Company E that any such decision would be up to the ATLS GP Board and APL GP Board, but that management would support a combination only if the offer was at a valuation that implied a significant premium to the acquired businesses.

On August 8, 2014, Company E, ATLS and APL entered into a mutual confidentiality agreement to permit the companies to begin conducting due diligence in connection with their preliminary discussions regarding a potential transaction. The confidentiality agreement included a standstill provision, but provided that the standstill provision would terminate upon the execution of a definitive agreement providing for a sale transaction involving ATLS or APL. Around this time, ATLS and APL also engaged Citi as a financial advisor to assist ATLS and APL in their respective evaluation of the proposals received and potential strategic alternatives.

On August 13, 2014, Edward Cohen, Jonathan Cohen, Daniel Herz, and representatives from Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), which was serving as outside legal counsel to ATLS and APL, and representatives from Citi, in its capacity as financial advisor to ATLS and APL, met with representatives of Company E and its legal advisor to discuss a potential strategic transaction. The parties discussed the possible benefits and risks involved in the potential transaction structure proposed by Company E as well as other potential structural alternatives, including a transaction in which Company E equityholders would acquire control of ATLS. The parties also began exchanging preliminary due diligence materials and agreed to analyze these materials prior to engaging in discussions regarding valuation.

During the month of August, representatives of Company D and ATLS engaged in due diligence discussions and scheduled a meeting for early September to further discuss the terms of a potential transaction.

The TRC Board and TRP GP Board have each, from time to time, reviewed and evaluated potential strategic alternatives with TRC and TRP management, including possible acquisitions and business combination transactions. In this context, the TRC Board and the TRP GP Board have each discussed various potential strategic alternatives that could complement, enhance or improve both the competitive strengths and strategic position of TRC and TRP, respectively, and the boards have considered these alternatives in connection with their evaluation of the strategic goals and initiatives of each of TRC and TRP. Also, senior management of TRC and TRP have, from time to time, had informal discussions with representatives of other potential transaction partners in the industry and have engaged in exploratory discussions and analyses of the potential benefits and issues arising from possible strategic transactions. In this context, during August 2014, Targa management prepared an update of its prior analyses of a potential transaction with ATLS and APL. Targa management discussed this analysis with representatives of Evercore Group L.L.C. (“Evercore”) and Evercore presented an updated Evercore analysis of a potential transaction with ATLS and APL to Targa management. The Targa management and Evercore analyses assessed the strategic fit of the assets and businesses; valuation perspectives; the potential accretion/dilution benefits to both TRP and TRC; the ability to create a transaction that was positive for APL, ATLS, TRP and TRC; the relative attractiveness of such a transaction relative to other strategic alternatives; and certain other factors.

On August 29, 2014, Jonathan Cohen received a call from Joe Bob Perkins, Chief Executive Officer of TRC and TRP. Messrs. Cohen and Perkins discussed potential strategic opportunities and tentatively scheduled a meeting in New York City to discuss such opportunities.

On September 4, 2014, representatives of a midstream MLP general partner (“Company F”) contacted Jonathan Cohen and communicated an interest in setting up a meeting to discuss the industry as well as potential strategic opportunities between Company F and ATLS.

On September 4, 2014, representatives of Company E met with Jonathan Cohen and Daniel Herz. At the meeting, Jonathan Cohen and Daniel Herz provided a management presentation regarding the ATLS and APL businesses. At the conclusion of the meeting, the representatives of Company E indicated that, during the month of September, they planned to conduct a strategic review of the various opportunities available to Company E and expected to reach out to the ATLS and APL representatives in early October.

On September 9, 2014, Edward Cohen and Jonathan Cohen met with representatives of Company D to further discuss the terms of a potential transaction. The representatives of Company D indicated that, based on its previous discussions with the ATLS representatives and the results of its diligence they were proposing a revised transaction structure, which contemplated (1) ATLS spinning off its non-midstream assets (other than its interest in Lightfoot) to the ATLS unitholders and (2) immediately following such spin-off, Company D would acquire ATLS (which would include its interests in APL and Lightfoot) for $1.75 billion in cash. Company D clarified, however, that, it would be responsible for transaction expenses and change-of-control payments up to $75 million, and, to the extent such expenses and payments exceeded that amount, such expenses and payments would be borne by the ATLS unitholders in the form of reduced merger consideration. The ATLS representatives expressed their appreciation for the increased purchase price that Company D was offering following its preliminary due diligence, but urged Company D to increase its price further. ATLS representatives also inquired whether Company D or one of its affiliates was considering a concurrent acquisition of APL at a premium, but Company D indicated that it was not considering an acquisition of APL at such time.

On September 11, 2014, Jonathan Cohen received an email setting forth a non-binding indication of interest from a representative of Company D memorializing the proposal described by Company D at the September 9 meeting. In its indication of interest, Company D stated that an affiliate of Company D was giving consideration as to whether such affiliate would make a transaction proposal for APL.

Also on September 11, 2014, at the direction of Jonathan Cohen, representatives of Citi met with representatives of Targa in Houston, Texas to discuss a potential transaction involving Targa and Atlas.

On September 12, 2014, Edward Cohen, Jonathan Cohen and Daniel Herz met with representatives of Company F. At the meeting, the representatives of Company F expressed Company F’s interest in exploring a potential acquisition of ATLS following a spin-off of ATLS’s non-midstream assets, as well as a potential acquisition of APL. The ATLS representatives informed Company F that any such decision would be up to the ATLS GP Board, but that management would support a combination only if the offer was at a valuation that implied a significant premium to the acquired business. The representatives of Company F requested that the parties enter into a confidentiality agreement and exchange certain non-public information. They also indicated that Company F may be open to increasing its valuation following the results of its preliminary diligence.

At a special meeting of the ATLS GP Board held on September 15, 2014, members of senior management of ATLS, including Edward Cohen, Jonathan Cohen and Daniel Herz, updated the ATLS GP Board regarding the indications of interest received since the previous board meeting and updated the Board on the current status of discussions with each party, all of which they characterized as preliminary (other than with Company A and C, which discussions had been terminated). They also informed the Board that they had received a call from representatives of TRC and TRP who had requested a meeting. Senior management also reviewed with the ATLS GP Board perspectives regarding the consolidation trends in the industry and that ATLS’s interest in its APL segment was an attractive acquisition candidate because of its high quality midstream portfolio and the industry trend of consolidation with board and management teams looking for increased scale and scope to create growth. Senior management also discussed that there were likely a limited number of potential parties (other than the parties with whom they had engaged in discussions) that would be interested in pursuing an acquisition of ATLS and APL in the industry due to the sizeable market capitalization of the companies. The ATLS GP Board reviewed each of the proposals that had been received to date, including an analysis of the potential benefits and risks associated with each of the proposals as compared to one another as well as compared to the benefits and risks associated with ATLS remaining a stand-alone company. The ATLS GP Board again discussed that a common theme in the proposals was a desire to acquire ATLS’s interest in its APL business and to exclude ATLS’s non-midstream assets, which meant that, if the transaction were consummated, ATLS would need to spin-off those assets to the ATLS unitholders. The ATLS GP Board directed senior management to move forward with the exploratory discussions with the various parties and instructed senior management to continue to update the Board on its progress.

On September 15, 2014, at a regularly scheduled meeting of the TRP GP Board, with TRC Board members invited and in attendance, Targa management informed the TRP GP Board and the TRC Board of Mr. Perkins’ discussions with Mr. Cohen and representatives of Citi and the scheduled meeting with representatives of Atlas in New York City occurring later in the week. Targa management described its view that the potential existed for a very strong strategic fit that could be attractive for all parties. The attractiveness and potential timeliness of the Atlas opportunity was discussed relative to other strategic alternatives. Later on the same day at the regularly scheduled TRC Board meeting, Targa management presented, and the members of the TRC Board discussed, strategic alternatives and other potential strategic candidates.

In mid-September 2014, representatives of a publicly traded midstream MLP general partner (“Company G”) contacted Citi in the normal course of business to discuss opportunities for Company G. During the discussion, the representatives of Company G indicated that Company G might eventually be interested in pursuing an acquisition of ATLS for approximately $1 billion, but that Company G could not consider a transaction at such time because it was in the middle of consummating a recently announced transaction.

On September 16, 2014, Company F, an affiliate of Company F, ATLS and APL entered into a mutual confidentiality agreement. The confidentiality agreement included a standstill provision, but provided that the standstill provision would terminate upon the execution of a definitive agreement providing for a sale transaction involving ATLS or APL.

On September 19, 2014, Edward Cohen and Jonathan Cohen held a meeting with representatives of TRC and TRP. The Targa representatives discussed their businesses and the potential benefits of a strategic combination between ATLS and TRC and between APL and TRP. The Targa representatives also made a preliminary non-binding proposal, on behalf of Targa, based on publicly available information, for (1) TRC to acquire ATLS’s interest in APL for $2.042 billion, consisting of $1.1425 billion in shares of TRC common stock and $900 million in cash and (2) TRP to acquire APL limited partnership common units in exchange for units of TRP based on an exchange ratio reflecting a 12.5% premium to APL’s then-current unit price plus a $1.20 per unit one-time cash payment. They also proposed redeeming APL’s Class E Preferred Units. The proposal stated that TRC would be willing to provide an IDR giveback equal to $20 to $40 million per year for a period of time to be determined. The Atlas and Targa representatives discussed the potential merits of the transactions, and Targa emphasized that it believed the transactions offered significant value to ATLS and APL equityholders. The Targa representatives also highlighted that the ATLS unitholders would benefit from holding units in the larger, more diversified combined company, and that the transaction should be accretive to the ATLS unitholders. They further highlighted that the APL unitholders would also benefit from holding units in the larger, more diversified combined enterprise. The Atlas representatives indicated that the decision to enter into any such transaction would be up to the ATLS GP Board and APL GP Board and also indicated that Targa would need to increase its price to receive the support of senior management.

On September 19, 2014, Jonathan Cohen received a written communication from representatives of a publicly traded midstream MLP general partner (“Company H”). In the communication, the representatives of Company H indicated that Company H had recently been involved in a process to potentially acquire another midstream company but, since that process had concluded without Company H acquiring the other midstream company, Company H was now potentially interested in pursuing a transaction with ATLS and APL. The representatives of Company H requested a meeting to discuss such opportunities.

On September 23, 2014, TRC, TRP, ATLS and APL entered into a confidentiality agreement (effective September 19, 2014) and began conducting their respective due diligence reviews. The confidentiality agreement included a standstill provision, but provided that the standstill provision would terminate upon the execution of a definitive agreement providing for a sale transaction involving ATLS or APL. On the same day, representatives of Atlas and Targa participated in a teleconference during which representatives of Atlas delivered a general management presentation to representatives of Targa. Representatives of Atlas also provided to representatives of Targa certain ATLS and APL financial projections.

At a special meeting of the ATLS GP Board held on September 23, 2014, senior management of ATLS provided the Board with an update on the proposal from TRC and TRP. The Board discussed the strategic benefits of the proposal including the benefits of increased size, scale and geographic diversity and the ability of ATLS and APL equityholders to participate in these benefits through the equity consideration. The Board compared this offer to the all-cash offer from Company D, which provided certainty of value but would not enable ATLS unitholders to receive any upside in the form of equity in the larger, more diversified combined company. The Board also discussed the fact that the Targa proposal included an acquisition of APL at a significant premium, whereas Company D had not proposed an acquisition of APL. Senior management also informed the Board that Company E had initially reported to them that it would be in touch in early October following its strategic review in September, but that representatives of Company E had called in the previous days saying that they had heard rumors that ATLS and APL were in discussions with other parties regarding a potential transaction. The ATLS GP Board discussed the importance of maintaining confidentiality and that any leaks could have an adverse impact on the business as well as any potential transaction. Senior management also informed the Board that there had been no new proposals from Company F since the previous board meeting. In light of the Targa proposal, the ATLS GP Board directed management to initiate discussions with the APL GP Board or the special committee formed by such Board regarding the potential transactions involving APL.

Later that day, Edward Cohen met telephonically with members of the APL GP Board and informed them of the potential transaction opportunities with TRP, as well as the previous interest and discussions with Companies A, C, D, E, F, G and H.

On September 23, 2014, ATLS received a written non-binding preliminary indication of interest from Company H, which proposed a multi-step transaction structure in which (1) ATLS would spin-off its ownership of its non-midstream assets along with all of its debt (which was approximately $238 million) to its existing unitholders, (2) Company H would acquire ATLS through a merger for $1.1 to $1.15 billion in cash and approximately $1.1 to $1.15 billion in equity of Company H and (3) the APL business or Company H’s midstream business would potentially be merged into Company H for the purposes of creating a drop-down structure. The proposal from Company H indicated that it was subject to due diligence and that Company H expected to enter into exclusivity prior to moving past the stage of exploratory discussions.

On September 24, 2014, ATLS and APL senior management, including Jonathan Cohen, Eugene Dubay (Senior Vice President of Midstream of ATLS and Chief Executive Officer and President of APL GP, LLC) and Daniel Herz, met with representatives of Company D and its affiliate in an effort to encourage Company D to provide a proposal to acquire APL and for the purposes of providing a management presentation focused on ATLS’s and APL’s businesses.

On the same day, representatives of Targa provided certain TRC and TRP financial projections to representatives of Atlas. Representatives of Targa and Atlas also participated on a conference call during which representatives of Targa delivered a management presentation concerning TRC and TRP.

Also on September 24, 2014, in connection with the evaluation by TRC and TRP of a potential transaction involving ATLS and APL, Mr. Perkins, had a discussion with Robert Evans, the chair of the conflicts committee (the “TRP Conflicts Committee”) of the TRP GP Board, to discuss the potential transaction and related process issues. Representatives of Evercore and Richards, Layton & Finger, P.A. (“RLF”), legal advisor to the TRP Conflicts Committee, also participated.

On September 26, 2014, at a special meeting of the APL GP Board, Edward Cohen, Jonathan Cohen and Daniel Herz updated the APL GP Board on the potential transaction opportunities with TRP, as well as the previous interest and discussions with Companies A, C, D, E, F, G and H. The APL GP Board adopted resolutions establishing a special committee (the “APL GP Conflicts Committee”) for purposes of considering potential transaction proposals involving both ATLS and APL. The APL GP Conflicts Committee was comprised of Tony Banks, Curtis Clifford and Martin Rudolph, with Tony Banks serving as the chairman of the committee, all of whom are independent directors of the APL GP Board. The members of the APL GP Conflicts Committee also comprise the conflicts committee under the APL limited partnership agreement for purposes of evaluating any such potential transaction. Thereafter, the APL GP Conflicts Committee retained Covington & Burling LLP (“Covington”) as its outside legal advisor to assist it in exploring and evaluating any potential transaction.

On the same day, representatives of Atlas, Targa, Wachtell Lipton and Vinson & Elkins LLP (“Vinson & Elkins”), outside legal counsel to TRC and TRP, held a conference call to discuss proposed mechanics for a potential spinoff of Atlas’s non-midstream assets in connection with the overall transaction being discussed among the parties.

On September 27, 2014, a joint meeting of the TRC Board and the TRP GP Board was held with management and representatives of Wells Fargo Securities and Evercore present at the request of the TRC Board and the TRP GP Board. At the meeting, management and Evercore gave presentations on management’s preliminary proposal to Atlas, including its recommendation of a four year reduction in TRC’s incentive distributions. The TRP GP Board established a special committee comprised of the four independent board members (Ruth I. Dreessen, Robert B. Evans, Barry R. Pearl, and William D. Sullivan), and the TRP GP Board delegated to the TRP Special Committee and to the TRP Conflicts Committee (consisting of Ruth I. Dreessen, Robert B. Evans and William D. Sullivan) (such committees, acting jointly, the “TRP Committee”), with Mr. Evans serving as the chair of the TRP Committee, the power and authority to jointly (1) review and evaluate the terms and conditions of, and determine the advisability of, the potential transactions on behalf of TRP and the unitholders of TRP who are not affiliated with TRC or its affiliates, (2) negotiate, or delegate to any persons the ability to negotiate, the potential transactions and (3) make recommendations regarding the potential transactions to the TRP GP Board on behalf of TRP and the unitholders of TRP who are not affiliated with TRC or its affiliates.

On September 29, 2014, Jonathan Cohen and Daniel Herz met with representatives of Company H to discuss Company H’s September 23 non-binding proposal. The representatives of Company H discussed the merits of the transaction structure and the ATLS representatives raised questions regarding the value of the equity portion of the consideration as well as certain risks associated with the drop-down strategy presented in Company H’s proposal. The ATLS and APL representatives indicated that the decision to enter into any such transaction would be up to the respective ATLS GP Board and APL GP Board, and that the Atlas representatives would support a business combination transaction only if the offer was at a valuation that implied a significant premium to the acquired businesses. The ATLS representatives asked Company H to sign a confidentiality agreement to continue their discussions and to engage in due diligence.

On September 30, 2014, ATLS and APL senior management met with representatives of TRC, TRP, Wells Fargo Securities and Evercore for the purposes of providing management presentations focused on each company’s respective businesses.

On September 30, 2014, the TRP Committee engaged RLF as outside legal counsel to the TRP Committee, effective as of September 22, 2014.

About this time, ATLS determined to hire Deutsche Bank as an additional financial advisor in connection with the transaction. Citi continued to act in its capacity as financial advisor to ATLS and APL.

On October 2, 2014, Company H, ATLS and APL entered into a confidentiality agreement, and the companies began conducting their respective diligence reviews and agreed to revisit the transaction structure after the diligence was more progressed. The confidentiality agreement included a standstill provision, but provided that the standstill provision would terminate upon the execution of a definitive agreement providing for a sale transaction involving ATLS. ATLS and APL did not grant Company H exclusivity.

On October 2, 2014, Company D submitted a written non-binding indication of interest to ATLS. Company D proposed the same transaction structure that it previously had described at the September 9 meeting with respect to ATLS but, in response to ATLS’s indication that it needed to raise its price for ATLS to move forward with further discussions, Company D raised its nominal price to $1.825 billion in cash. As with its last proposal, Company D noted that it would be responsible for transaction expenses and change-of-control payments up to $75 million, and, to the extent such expenses and payments exceeded that amount, such expenses and payments would be borne by the ATLS unitholders in the form of reduced merger consideration. In addition, as with its prior proposal, Company D’s proposal assumed that Company D would acquire ATLS’s interest in Lightfoot (instead of spinning it off to the ATLS unitholders along with the other non-midstream assets). In its indication of interest, Company D also stated that an affiliate of Company D was interested in merging with APL as a second step transaction following its acquisition of ATLS’s interest in APL, but that this second step would not be part of the definitive documentation entered into at the time of the ATLS transaction and the ATLS transaction would not be conditioned in any way on the consummation of the APL transaction.

On October 2, 2014, Company F also submitted a written non-binding indication of interest based on the due diligence that it had conducted on ATLS and APL over the previous three weeks following the meeting between each company’s representatives. The indication of interest proposed the following transaction structure, for a total transaction value of $1.57 billion: (1) Company F would acquire ATLS’s interest in the general partner of APL for $1.35 billion in cash, and (2) Company F would acquire ATLS’s limited partner interests in APL for $220 million in cash. Simultaneously with the acquisition of ATLS, a midstream subsidiary of Company F would merge with APL and the limited partners in APL would receive equity in Company F’s midstream subsidiary with a value of approximately $3.65 billion. In its proposal, Company F also stated that it expected ATLS and its affiliates, the APL GP Board and management to sign voting agreements supporting the transaction. The proposal stated that it was subject to due diligence and that Company F would require exclusivity in order to move forward with further discussions.

On October 2, 2014, the TRP Committee held a meeting in Houston, Texas, at which representatives from Evercore and RLF were also in attendance (either in person or telephonically). At that meeting, the TRP Committee engaged Evercore as its financial advisor. RLF discussed with the TRP Committee various legal and process issues, including the duties of the TRP Committee under applicable law and the terms of the TRP organizational documents. The Evercore representatives discussed the due diligence Evercore had done in advance of the meeting in connection with the proposed transactions, and presented various financial analyses relating to the proposed transactions and expected effects of the proposed transactions on TRP and its unitholders. After discussion, the TRP Committee agreed generally with the terms of the anticipated proposal to be made by TRC and TRP, but determined to request that the proposed giveback by TRC of a portion of its IDR distributions under the TRP partnership agreement be increased from $27.5 million to $47.5 million in the first year and from $15 million to $25 million in the second year (and accepted management’s recommended proposals for the third and fourth years).

On October 2, 2014, Mr. Evans called Mr. Perkins following the TRP Committee meeting. Mr. Evans expressed support by the TRP Committee of the potential Atlas transaction but requested that Targa increase the giveback of IDR distributions as requested by the TRP Committee. Mr. Evans described analyses core to the TRP Committee’s request and suggested that Mr. Perkins also contact a representative of Evercore for details of those analyses. Mr. Evans and Mr. Perkins scheduled a TRP Committee meeting for the next morning, with Mr. Perkins to attend, following a previously scheduled meeting of the TRC Board. Mr. Perkins communicated the request to the TRC Board. Mr. Perkins and a representative of Evercore communicated as suggested by Mr. Evans.

On October 2, 2014, the APL GP Conflicts Committee met, with representatives from Covington present, and determined to retain Stifel, Nicolaus & Company, Incorporated (“Stifel”) as its financial advisor to assist it in exploring and evaluating any potential transaction.

On October 3, 2014, the APL GP Conflicts Committee held a meeting, with Jonathan Cohen, Daniel Herz and representatives from Stifel and Covington also present at the request of the APL GP Conflicts Committee. Mr. Cohen and Mr. Herz were invited to the meeting to provide the APL GP Conflicts Committee with an overview of the discussions with various interested parties that they had taken part in over the past few months as well as to provide a detailed review of the proposals received from TRC and TRP to date.

On October 3, 2014, the TRC Board held a meeting to discuss the potential Atlas transactions. At the request of the TRC Board, a representative of Wells Fargo Securities reviewed and discussed Wells Fargo Securities’ preliminary financial analyses with respect to TRC, ATLS and the proposed ATLS Merger. Mr. Perkins presented the TRP Committee’s request for additional giveback of IDR distributions, the committee’s analyses, management’s analysis of the request, and management’s recommendation to the TRC Board. After discussion, the TRC Board authorized Targa management to present its giveback recommendation of $37.5 million in the first year, $25 million in the second year and no changes thereafter to the TRP Committee, and authorized management to prepare and deliver indications of interest to ATLS and APL.

Shortly after the meeting of the TRC Board, the TRP Committee held a telephonic meeting, at which representatives from Evercore and Targa management also participated. Mr. Perkins discussed the management team’s reasons for supporting the proposed transactions. Mr. Perkins also responded to the TRP Committee’s request following its October 2, 2014 meeting that the amount of IDR distributions being given back be increased. Mr. Perkins proposed increasing the amount of the IDR giveback to $37.5 million in the first year (up from the initial proposal of $27.5 million) and $25 million in the second year (up from the initial proposal of $15 million), leaving management’s initial proposals for the third and fourth years the same. Mr. Perkins left the meeting after his presentation, and following a discussion, the TRP Committee unanimously agreed to the revised proposal regarding the buyback of the IDRs.

On October 3, 2014, TRC submitted a written non-binding indication of interest to ATLS, and TRP submitted a written non-binding indication of interest to APL. The TRC letter to ATLS proposed the following transaction structure: (1) ATLS spins-off all of its non-midstream assets, (2) TRC acquires ATLS through the merger of a newly formed subsidiary with and into ATLS and (3) ATLS equityholders receive merger consideration consisting of 10.35 million shares of TRC common stock and $610 million in cash, representing a total indicative value at that time of approximately $2.035 billion (based upon $137.66 per share of TRC common stock, which was the volume weighted average price of the TRC shares over the 15 trading days ending October 3, 2014). The letter further indicated that TRC assumed that it would receive a step-up for tax purposes on the entirety of APL, that ATLS’s existing debt (of approximately $238 million) would be repaid prior to closing, that TRC would be responsible for change-of-control payments as a result of the transaction and that ATLS would have ordinary course working capital at closing. The proposal increased the mix of stock consideration to provide ATLS unitholders with further upside potential. The letter noted that the transaction would be subject to HSR approval, required approvals by the equityholders of TRC (in addition to approval by ATLS unitholders) and that it would be conditioned upon a simultaneous acquisition of APL by TRP. TRC emphasized in its proposal that confirmatory due diligence could be completed expeditiously and expressed a desire to quickly move to definitive agreements.

The TRP letter to APL proposed the following transaction structure: (1) TRP acquires APL through the merger of a newly formed subsidiary with and into APL, (2) APL equityholders receive merger consideration for each common unit of APL consisting of: a fixed 0.5719 common units of TRP (based upon a 12.5% premium to the volume weighted average price of the APL common units for the 15 trading days ended October 3, 2014) and $1.26 in cash, (3) the Class D preferred units of APL would be converted into APL common units prior to the merger and (4) the Class E Preferred Units would be redeemed for cash in the amount of $126.5 million. The proposal assumed that APL would be responsible for change of control payments as a result of the transaction. The letter also stated that TRP would agree to give back IDR distributions of: $37.5 million in 2015, $25 million in 2016, $10 million in 2017 and $5 million in 2018. The letter noted that the transaction would be subject to required approvals by the equityholders of APL, HSR approval and that it would be conditioned upon a simultaneous acquisition of ATLS by TRC. TRP also emphasized in the proposal that confirmatory due diligence could be completed expeditiously and expressed a desire to quickly move to definitive agreements.

Between October 3, 2014 and October 6, 2014, Mr. Evans, chairman of the TRP Committee, had several telephone conversations with Mr. Perkins regarding the status of the proposed transactions.

On October 4, 2014, the APL GP Conflicts Committee met with Stifel, its outside financial advisor, to review the presentation APL management had given Stifel that morning. Stifel discussed the presentation with the APL GP Conflicts Committee as well as senior management’s strategic rationale supporting a transaction between APL and TRP. The APL GP Conflicts Committee also discussed that Stifel was preparing an analysis to assist the committee in evaluating the terms of TRP’s October 3 indication of interest which would be discussed at a meeting the next day.

On October 4, 2014, Company E informed ATLS that, at such time, it was no longer interested in moving forward with discussions regarding a potential transaction as it was no longer interested in controlling or owning a midstream master limited partnership.

On October 4, 2014, ATLS also received a call from representatives of Company B. The Company B representatives indicated that Company B was interested in exploring the potential for a strategic opportunity although no specific proposal was made.

On October 5, 2014, Jonathan Cohen called Mr. Perkins to update him on the status of deliberations on the Atlas side and to negotiate certain transaction terms.

On October 5, 2014, representatives of Atlas and Targa coordinated due diligence requests and scheduled due diligence conference calls involving representatives of Atlas, Targa and their respective legal and financial advisors.

On October 5, 2014, the APL GP Conflicts Committee met with Stifel and Covington, its outside financial and legal advisors, respectively, to review the terms of TRP’s October 3 indication of interest. Stifel reviewed the financial terms of the proposal with the APL GP Conflicts Committee and Covington reviewed the duties of the committee under applicable law and the terms of the APL organizational documents. Following these presentations and discussion, the APL GP Conflicts Committee determined to instruct management to submit a counterproposal requesting the following merger consideration: (1) a fixed 0.5971 common units of TRP (based on a 15% premium to the volume weighted average price of APL common units for the 30 trading days ended October 3, 2014) and (2) $1.26 in cash.

On October 6, 2014, Mr. Perkins contacted Jonathan Cohen in response to their conversation the previous day and indicated that Targa’s offers remained as previously presented.

On October 6, 2014, representatives of Targa and Atlas participated in a conference call during which representatives of Targa delivered a management presentation concerning TRC and TRP to representatives of Atlas’s financial advisors.

On October 6, 2014, representatives of Atlas submitted the counterproposal to representatives of Targa. Representatives of Targa management analyzed the counterproposal and discussed it with representatives of the TRP Committee.

On October 6, 2014, ATLS and APL entered into a mutual confidentiality agreement with Company B. The confidentiality agreement included a standstill provision, but provided that the standstill provision would terminate upon the execution of a definitive agreement providing for a sale transaction involving ATLS. Representatives of senior management of ATLS and APL then met with representatives of Company B and provided them with an executive management session. They requested that Company B make a proposal if it were interested. Ultimately, Company B did not end up making such a proposal.

Later in the day on October 6, 2014, Wachtell Lipton, on behalf of ATLS and APL, sent draft merger agreements to Vinson & Elkins.

That same evening, ATLS received a draft merger agreement from Company D.

That same evening, the TRP Committee held a telephonic meeting, at which representatives from RLF and Evercore participated. Discussion was had regarding (1) APL’s counteroffer, and (2) Targa management’s proposed counterproposal, which would consist of the same terms previously proposed except that the exchange ratio would reflect a 15% premium based on a 15-day volume-weighted average price of the APL common units. The Evercore representatives presented analyses regarding the various proposals that had previously been made and that were being considered. The TRP Committee unanimously approved Targa management’s counterproposal.

On October 7, 2014, the ATLS GP Board met and senior management provided an update on the current status of the discussions with the various parties, as well as the APL GP Conflicts Committee process, and conveyed to the ATLS GP Board management’s view that the proposals from Targa and Company D were both serious and attractive proposals. Senior management also informed the Board that both Targa and Company D were concerned about the potential for leaks and both had insisted on moving quickly to a signed and announced transaction. Senior management also discussed with the ATLS GP Board its view that the proposals from Company F and Company H provided ATLS unitholders with significantly less value than the proposals from Targa and Company D. With respect to Company H’s proposal, senior management expressed concerns regarding the value of the Company H stock consideration, including that Company H’s acquisition of the entire pipeline business of APL would cause Company H to cease to be a pure-play general partner and therefore could negatively affect the value of Company H stock, and that Company H’s level of debt could also negatively affect such value. Senior management also expressed concerns about the ability of Company H to obtain financing for its proposed transaction. Senior management also noted that both the proposals from Company F and Company H were highly preliminary, subject to due diligence, and each of Company F and Company H had requested exclusivity prior to moving forward. The Board discussed the merits of the offers from TRC and Company D and in doing so, considered, among other things, that the offer from TRC was higher (with the Targa bid having an indicative value of approximately $2.03 billion and the bid from Company D having a value of approximately $1.825 billion, with each assuming that ATLS’s existing $238 million in indebtedness would be repaid prior to closing), that the offer from Company D provided for Company D to be responsible for transaction expenses and change-of-control payments up to $75 million, and, to the extent such expenses and payments exceeded that amount, such expenses and payments would be borne by the ATLS unitholders in the form of reduced merger consideration, that, Company D’s proposal assumed that Company D would acquire ATLS’s interest in Lightfoot instead of it being spun-off to the ATLS unitholders, that the offer from TRC involved a significant stock component with potential upside whereas the offer from Company D was all-cash and that the Targa transaction included a combination for APL at a significant premium (by virtue of the proposal from TRP) whereas the offer from Company D included no commitment to acquire APL. The ATLS GP Board weighed these benefits against, among other things, the risk of reduced closing certainty associated with the increased stock consideration which would require TRC’s stockholders to approve the stock issuance under New York Stock Exchange rules and associated with the transaction being conditioned on the consummation of the APL transaction, meaning that the transaction could be terminated if APL unitholders voted against the APL Merger. The ATLS GP Board also discussed the proposals received from Company F and Company H, and in doing so, considered, among other things, that the offer from Company F was for a total transaction value of $1.57 billion in cash, which was substantially lower than the offers received from TRC and Company D, that the proposal was preliminary in nature, subject to due diligence and that Company F had requested exclusivity in order to move forward with further discussions, that the proposal from Company H was for a total transaction value of $1.1 billion to $1.15 billion in cash and $1.1 billion to $1.15 billion in equity of Company H and that there were significant concerns regarding the value of the stock component of Company H’s offer, including the expected negative impact on the stock price of Company H from acquiring the entire pipeline business of ATLS and APL and holding those assets in Company H, and the impact of Company H’s leverage following the transaction on its stock price, as well as the ability of Company H to obtain financing for its proposed transaction. The ATLS GP Board also discussed its prospects as a stand-alone company and the potential benefits and risks in engaging in a strategic transaction at this time as compared to remaining a stand-alone company. The Board engaged in further discussions with management regarding the proposals and in those discussions, senior management presented their view that the transaction with TRC provided greater value to ATLS unitholders than the alternatives proposed by Company D, Company F or Company H. They also noted the desire of TRC to move quickly to execute definitive agreements regarding a transaction, the view of senior management based on their negotiations with Company D and the due diligence they had conducted, that they did not believe that Company D would be willing to further increase its offer, and that, based on their negotiations with Company F and Company H as well as the diligence that they had conducted to date, they did not believe that Company F or Company H were likely to propose a transaction on terms superior to that of TRC at the time, in part because both Company F and Company H would need at least 30 days to conduct due diligence and determine whether to make definitive proposals and both companies had requested exclusivity prior to doing so. The Board and management discussed the risk that if ATLS delayed moving forward with TRC at the time, such a delay could jeopardize the transaction with TRC and that any merger agreement that it entered into with TRC would contain customary provisions that would allow a third party to make a superior offer for ATLS. Following these discussions and deliberations, the ATLS GP Board directed senior management to continue its negotiations with TRC.

Later on October 7, 2014, TRP submitted a revised written non-binding indication of interest to the APL GP Conflicts Committee in response to its counterproposal. Pursuant to the indication of interest, TRP offered 0.5846 common units of TRP (based on a 15% premium to the volume weighted average price of APL common units for the 15 trading days ended October 3, 2014) and $1.26 in cash.

Following receipt of the revised indication of interest from TRP, the APL GP Conflicts Committee held two meetings with Stifel and Covington also present. Stifel presented the APL GP Conflicts Committee with its financial analysis of the revised offer as well as a financial analysis of APL’s stand-alone business. The committee members discussed the compelling strategic rationale for the transaction with TRP and their view that the likely potential merger partners for APL had already interacted with APL management regarding a potential transaction. Following these presentations and discussion, the APL GP Conflicts Committee then determined to proceed with the revised offer from TRP, subject to further review of the relative trading prices of TRP and APL prior to execution of any definitive agreements.

On October 7, 2014, representatives of Targa and Atlas participated in a conference call to discuss the proposed spinoff in connection with the overall transactions.

On October 7, 2014, Wachtell Lipton, on behalf of ATLS, sent a draft of the separation and distribution agreement to Vinson & Elkins, on behalf of TRC.

On October 8, 2014, Vinson & Elkins, on behalf of TRC and TRP, sent its own initial drafts of the merger agreements to Wachtell Lipton. After agreeing to start from the Vinson & Elkins drafts, TRC, TRP, ATLS and APL and their respective advisors engaged in active discussions and negotiations regarding the terms of the merger agreements, the separation and distribution agreement and the other ancillary agreements. Issues that

ATLS and APL and their respective advisors raised in their discussions and negotiations with TRC, TRP and their advisors based on the initial drafts received from Vinson & Elkins included the ability of the ATLS GP and APL GP Boards to terminate the respective merger agreement to accept competing acquisition proposals, the scope of the respective boards’ ability to change their recommendation to their respective equityholders in certain circumstances relating to a competing acquisition proposal or an “intervening event,” the scope of the no-solicitation provision, the amount of the termination fees relating to termination of the merger agreements, the payment of termination fees if the other merger agreement was terminated in a situation where the affiliated party was required to pay a termination fee, whether TRC should be subject to reciprocal termination fee triggers relating to the TRC shareholder vote and a regulatory efforts covenant that required no divestitures. The APL GP Conflicts Committee and its advisors also raised an objection to the payment of expenses if APL unitholders voted against the transaction, since it would not receive a benefit from having a reciprocal provision from TRP, whose equityholders would not have a vote on the transaction. The primary open items that TRC raised regarding the draft of the separation and distribution agreement received from Wachtell Lipton were the allocation of certain assets and liabilities between the retained and spun-off businesses and the level of working capital to be retained at closing. During discussions between ATLS and the APL GP Conflicts Committee, ATLS indicated its willingness to pay a portion of a termination fee if the other merger agreement was terminated in a situation where the affiliated party was required to pay a termination fee but the APL GP Conflicts Committee was not willing to agree to pay any termination fee in that situation.

On October 9, ATLS received an updated written non-binding indication of interest from Company H, which proposed an updated multi-step transaction structure in which (1) ATLS would spin-off its ownership of its non-midstream assets along with all of its debt (which was approximately $238 million) to its existing unitholders, (2) Company H would acquire ATLS through a merger for $575 million in cash and $1.725 billion of Company H equity (and Company H also indicated a willingness to move to an all-equity consideration mix) and (3) at the closing of the ATLS transaction, the APL business would be merged into Company H, with consideration for APL unitholders being equity of Company H based on a 10% premium to the 20-day volume weighted average trading price of the APL common units. The letter also stated that Company H would assume the debt of APL in that merger and be responsible for any transaction expenses and change of control payments resulting from the mergers. This transaction would be designed to create a drop-down strategy whereby Company H would sell APL’s legacy assets down to Company H’s midstream affiliate over a three-year period. The indication of interest from Company H stated that it was subject to due diligence, and that Company H expected to enter into exclusivity prior to moving past the stage of exploratory discussions.

On October 9, 2014, a joint telephonic informational session of the TRC Board and TRP GP Board was held during which Targa management provided an update on the potential transactions.

On October 10, 2014, ATLS sent a draft merger agreement to Company D for a potential transaction.

The ATLS GP Board met on October 10, 2014 to review the current status of each of the outstanding proposals. Senior management of ATLS and representatives of Wachtell Lipton, Citi and Deutsche Bank were also present. At the meeting, Wachtell Lipton discussed the Board’s duties under applicable law and its organizational documents. Citi provided an overview of current trends in the midstream industry, including recent consolidations and increased focus on size and scale to drive future growth. Citi also reviewed with the Board financial terms of the most recent proposals received from TRC, Company D, Company F and Company H (noting that Company H had submitted a revised proposal on October 9 following the most recent ATLS GP Board meeting) and certain preliminary financial information relating to ATLS’s businesses, TRC and TRP. Citi noted that the Targa proposal had a value of approximately $1.917 billion (based on the October 9, 2014 closing price of Targa common stock which, as was the case with ATLS’s and other energy stock prices, had significantly decreased that week), the proposal by Company D had a value of approximately $1.825 billion (except that (1) Company D would be responsible for transaction expenses and change-of-control payments up to $75 million, and, to the extent such expenses and payments exceeded that amount, such expenses and payments would be borne by the ATLS unitholders in the form of reduced merger consideration and (2) Company D’s proposal assumed that Company D would acquire ATLS’s interest in Lightfoot instead of it being spun-off to the ATLS unitholders), the indication of interest from Company F had a value of $1.57 billion in cash (and did not address treatment of transaction expenses or change-of-control payments), and the indication of interest by Company H had a nominal value of approximately $2.3 billion but involved a significant stock component. which had increased in Company H’s most recent proposal from 50% of the consideration to 75% of the consideration. Senior management also discussed with the Board that the indication of interests from Company F and Company H were each preliminary in nature, subject to due diligence, and that Company F and Company H had each requested exclusivity. Senior management also elaborated with the ATLS GP Board on its concerns regarding the value of the Company H stock consideration, including that, among other things, the value of the Company H stock consideration was uncertain given the recent trend in the trading price of Company H’s stock, that Company H and its midstream affiliate were, on a combined basis, of similar size to ATLS and APL, that Company H and its midstream affiliate already had relatively high leverage, the expected negative impact on the value of Company H stock from acquiring the entire pipeline business of APL and therefore ceasing to be a pure-play general partner and the impact of the Company H’s leverage following the transactions on its stock price, and that Company H did not have committed financing for its proposed transaction at this time and senior management’s concerns about the ability of Company H to obtain financing for the proposed transaction. Each of the Targa and Company D proposals and Company H’s indication of interest also assumed repayment of ATLS’s existing indebtedness of approximately $238 million prior to closing (treatment of the ATLS indebtedness was not addressed in Company F’s indication of interest). Edward Cohen, Jonathan Cohen and Daniel Herz provided the Board with an update on the status of each of the outstanding proposals and that senior management recommended the Targa transaction because they believed it had the greatest value of any of the proposals, including as a result of the upside that it provided through the stock consideration. The Board engaged in further discussion regarding the proposals as well as several of the factors that it previously discussed at the October 7, 2014 board meeting in weighing the proposals from Targa, Company D, Company H and Company F. During those discussions, management reiterated their view from the October 7, 2014 board meeting that the transaction with Targa provided greater value to ATLS unitholders than the alternatives proposed by Company D, Company F or Company H. They also noted the desire of Targa to move quickly to execute definitive agreements regarding a transaction. They further discussed that based on their negotiations with Company D and the due diligence they had conducted, they did not believe that Company D would be willing to further increase its proposal, and that, based on their negotiations with Company F and Company H as well as the diligence that they had conducted to date, they did not believe that Company F or Company H were likely to propose a transaction on terms superior to those then proposed by Targa, in part because both Company F and Company H would need at least 30 days to conduct due diligence and determine whether to make definitive proposals and both companies had requested exclusivity prior to doing so. The Board and management discussed the risk that if ATLS delayed moving forward with Targa at the time, such a delay could jeopardize the transaction with Targa (particularly considering the recent drop in the stock price of ATLS and other energy stock prices), and that any merger agreement that it entered into with Targa would contain provisions that would allow a third party to make a superior proposal for ATLS. The ATLS GP Board authorized senior management to proceed in finalizing a transaction with Targa.

The APL GP Board also met on October 10, 2014. Senior management of APL and representatives of Wachtell Lipton, Covington and Stifel were also present. At the meeting, the Chairman of the APL GP Conflicts Committee and a representative from Covington reviewed with the APL GP Board the work done by the APL GP Conflicts Committee and its advisors to date. Representatives of Stifel provided an overview of the business and operations of both APL and TRP and then reviewed with the APL GP Board Stifel’s financial analyses of the financial terms of TRP’s revised non-binding written indication of interest received by the APL GP Conflicts Committee on October 7, 2014. In addition, a representative from Wachtell Lipton discussed the conditions to closing of the ATLS Merger and the APL Merger as set forth in the then-current drafts of the ATLS Merger Agreement and the APL Merger Agreement, as applicable.

Over the next three days, ATLS, APL, TRC and TRP worked with their advisors to finalize the merger agreements, separation and distribution agreement, employee matters agreement, voting agreements and related materials, including the reimbursement side letter related to the transaction termination fees between ATLS and

APL and the non-compete agreements from Edward Cohen, Jonathan Cohen, and Eugene Dubay. As a result of the negotiations, by the evening of October 11, the parties had resolved certain of the key open issues and had agreed that ATLS would be entitled to terminate the ATLS Merger Agreement to accept a superior proposal, that the ATLS GP, APL GP and TRC Boards would have the ability to change their recommendation to their respective equityholders in certain circumstances relating to a competing acquisition proposal or an “intervening event,” and to the scope of the no-solicitation provisions. The parties had also made progress on their negotiation of the separation and distribution agreement and related agreements. The parties had not yet resolved the open point regarding whether a termination fee would be paid if the other merger agreement was terminated in a situation where the affiliated party was required to pay a termination fee. Targa had indicated that it would not move forward without a termination fee being paid in this situation although indicated that it may be willing to accept a lower amount in this situation. ATLS again discussed the issue with the APL GP Conflicts Committee, which indicated that it would not agree to payment of a termination fee unless it was reimbursed for payment of the fees. ATLS and the APL GP Conflicts Committee agreed to make a proposal to Targa regarding termination fees, including that the termination fee in this situation would be 50% of the full termination fee and that they would further discuss the amount of that fee that would be reimbursed by ATLS or APL to the other.

On October 11, 2014, TRC formally engaged Wells Fargo Securities as financial advisor to the TRC Board in connection with the proposed transaction.

On the evening of October 11, 2014, Wachtell Lipton and Covington made a proposal on behalf of ATLS and APL to resolve the open items regarding termination fees, which Vinson & Elkins agreed to, on behalf of Targa, on October 12, 2014 and which provided for an agreed upon termination fee, an agreement with respect to the payment of 50% of the termination fees if the other merger agreement was terminated in specified situations where the affiliated party was required to pay a termination fee, reciprocal termination fee triggers relating to the TRC shareholder vote and no payment of expenses if the APL unitholders did not approve the APL Merger Agreement.

On October 12, 2014, ATLS and APL (acting through the APL GP Conflicts Committee) and their respective advisors negotiated the terms of the reimbursement agreement relating to specified circumstances where the action of one Atlas party resulted in the payment of 50% of the termination fees (or expenses) by the other Atlas party.

During the afternoon of October 12, 2014, the ATLS GP Board met to receive an update on the status of negotiations with TRC and TRP with the understanding that the ATLS GP Board would reconvene later that evening once the open issues had been resolved. ATLS and representatives of Wachtell Lipton, Citi and Deutsche Bank were also present. Wachtell Lipton described the terms of the transaction agreements and summarized the current open issues. The primary open issues that remained were the level of divestiture commitment from TRC and TRP in connection with certain regulatory approvals and the non-compete that TRC and TRP had indicated they would request from certain ATLS and APL executives but that had not yet been negotiated. Citi reviewed with the ATLS GP Board its preliminary financial analysis of the ATLS Merger Consideration provided for in the ATLS Merger Agreement. Representatives from Deutsche Bank also briefly reviewed with the ATLS GP Board Deutsche Bank’s financial analyses relating to the merger consideration provided for in the ATLS Merger Agreement. Citi and Deutsche Bank each informed the ATLS GP Board that, subject to resolution of the open items, it expected to be in a position to render to the ATLS GP Board an opinion as to the fairness, from a financial point of view, of the ATLS Merger Consideration when the ATLS GP Board meeting reconvened later that evening. Also during the afternoon of October 12, 2014, the APL GP Conflicts Committee met to receive an update on the status of the negotiations with TRP with the understanding that the APL GP Conflicts Committee would reconvene later that evening once the open issues had been resolved. Representatives from Stifel and Covington were also present. A representative from Stifel delivered a presentation to the APL GP Conflicts Committee. A representative from Covington reviewed the duties of the APL GP Conflicts Committee in considering whether to recommend to the APL GP Board that it approve the proposed merger with TRP, including the provisions of the APL partnership agreement regarding transactions involving potential conflicts of interest. Representatives from Covington then reviewed the terms of the proposed APL Merger Agreement and other transaction agreements (including the reimbursement agreement) with the APL GP Conflicts Committee.

Following these meetings, the parties reached agreement on the remaining key open issues in the transaction agreements and Vinson & Elkins sent drafts of the non-compete agreements that it would be asking Edward Cohen, Jonathan Cohen and Eugene Dubay to execute in connection with the transactions.

During the afternoon of October 12, 2014, the TRP Committee held a telephonic meeting, at which representatives from RLF, Evercore and Vinson & Elkins participated. The representatives from Vinson & Elkins provided the TRP Committee with an overview of various matters relating to the proposed transaction and the terms of the transactions agreements. The Evercore representatives also presented various financial analyses regarding the proposed transaction. Next, at the request of the TRP Committee, Evercore rendered its oral opinion (which was subsequently confirmed in writing) to the TRP Committee that, as of October 12, 2014, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration (as described and set forth in the Evercore opinion) to be paid by TRP pursuant to the APL Merger Agreement is fair, from a financial point of view, to the holders of TRP common units other than the parties to the APL Merger Agreement and any affiliates thereof including, without limitation, TRC, APL or ATLS. The RLF representatives also discussed the draft amendment to the TRP partnership agreement to effect the giveback of distributions relating to the IDRs contemplated by the proposed transaction. After discussion, the TRP Committee unanimously (1) approved the proposed transaction (including the APL Merger Agreement and the amendment to the TRP partnership agreement), and (2) recommended that the TRP GP Board approve the merger agreement and the amendment to the TRP partnership agreement and the transactions contemplated thereby.

Also during the afternoon on October 12, 2014, the TRP GP Board held a meeting during which management provided an update on negotiations, a representative of Evercore made a presentation and a representative of Vinson & Elkins summarized the proposed transaction terms. The TRP Board also established a deal committee consisting of Messrs. Pearl and Evans (the “TRP Deal Committee”) to approve final terms of the transaction documents. Following a discussion, the TRP GP Board approved the transactions, subject to approval of final terms by the TRP Deal Committee.

Following the meeting of the TRP GP Board, the TRC Board held a meeting during which management provided an update on negotiations. In addition, a representative of Wells Fargo Securities reviewed and discussed Wells Fargo Securities’ financial analyses with respect to TRC, ATLS and the proposed ATLS Merger. Thereafter, at the at the request of the TRC Board, Wells Fargo Securities rendered its oral opinion to the TRC Board (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the TRC Board dated October 12, 2014), as to, as of October 12, 2014, the fairness, from a financial point of view, to TRC of the consideration to be paid and issued by TRC in the ATLS Merger pursuant to the ATLS Merger Agreement. A representative of Vinson & Elkins then reviewed and discussed with the TRC Board the terms of the proposed transaction. The TRC Board also established a deal committee consisting of one management director and one independent director (“TRC Deal Committee”) to approve final terms of the transaction documents. Following a discussion, the TRC Board approved the transactions and resolved to submit the issuance of TRC common stock under the ATLS Merger Agreement to a vote of the TRC stockholders, subject to approval of final terms by the TRC Deal Committee.

During the evening of October 12, 2014, the APL GP Conflicts Committee reconvened to determine whether or not to approve the merger agreement providing for the merger of APL and TRP and the transactions contemplated thereby, including the reimbursement side letter related to the transaction termination fees. Representatives from Stifel and Covington were also present. A representative from Stifel delivered a presentation to the APL GP Conflicts Committee. After considering the terms of the APL Merger Agreement, the ATLS Merger Agreement and the other transaction documents, and the other factors described in this joint proxy statement/prospectus under “The Transactions—Recommendation to the APL Common Unitholders and the APL GP Conflicts Committee’s and the APL GP Board’s Reasons for the APL Merger,” the APL GP Conflicts Committee, (1) determined that the APL Merger Agreement is advisable and in the best interests of APL and the unitholders of APL other than APL GP, ATLS and their respective affiliates, (2) approved the APL Merger Agreement and the transactions contemplated thereby and (3) recommended approval of the APL Merger Agreement by the APL GP

Board. Following this meeting, the full APL GP Board (other than Edward Cohen and Jonathan Cohen, who recused themselves), after considering among other factors, the recommendation of the APL GP Conflicts Committee, (1) determined that it is in the best interests of APL and its common unitholders, and declared it advisable, to enter into the APL Merger Agreement, (2) approved the execution, delivery and performance of the APL Merger Agreement and the transactions contemplated thereby and (3) resolved to submit the APL Merger Agreement to a vote of the APL common unitholders and recommend approval of the APL Merger Agreement by the APL common unitholders. The APL GP Board then directed management to finalize and execute the APL Merger Agreement and the related agreements on the terms reviewed at the ATLS GP Board meeting.

During the evening of October 12, 2014, the ATLS GP Board also reconvened to determine whether or not to approve the merger agreement providing for the merger of ATLS and TRC and the transactions contemplated thereby (including the spin-off transactions and the APL Merger). Senior management of ATLS and representatives of Wachtell Lipton, Citi and Deutsche Bank and were also present. Representatives of Wachtell Lipton reviewed the resolution of the open items that it had described at the board meeting earlier that day and reviewed the duties of the ATLS GP Board in determining whether to approve the merger agreements. Citi provided to the ATLS GP Board its final financial analysis of the ATLS Merger Consideration provided for in the ATLS Merger Agreement and delivered to the ATLS GP Board an oral opinion, confirmed by delivery of a written opinion dated October 12, 2014, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken, the ATLS Merger Consideration to be received by holders of ATLS common units was fair, from a financial point of view, to such holders. A representative of Deutsche Bank then reviewed with the ATLS GP Board Deutsche Bank’s financial analyses of the merger consideration provided for in the ATLS Merger Agreement in more detail than had been discussed at the earlier board meeting, confirmed that the resolution of the open items did not have an impact on the financial analyses, and rendered to the ATLS GP Board Deutsche Bank’s oral opinion, subsequently confirmed in writing, that based upon and subject to the assumptions made, matters considered and limitations, qualifications and conditions set forth in that opinion, Deutsche Bank was of the opinion, as of the date of the opinion, that the merger consideration provided for under the ATLS Merger Agreement was fair, from a financial point of view, to holders of ATLS common units (excluding TRC and its affiliates). After considering the terms of the ATLS Merger Agreement, the APL Merger Agreement and the other transaction documents and the other factors described under “The Transactions—Recommendation to the ATLS Unitholders and the ATLS GP Board’s Reasons for the ATLS Merger,” the ATLS GP Board, (1) determined that it is in the best interests of ATLS and its common unitholders, and declared it advisable, to enter into the ATLS Merger Agreement, (2) approved the execution, delivery and performance of the ATLS Merger Agreement and the transactions contemplated thereby and (3) resolved to submit the ATLS Merger Agreement to a vote of the ATLS common unitholders and recommend approval of the ATLS Merger Agreement by the ATLS common unitholders. The ATLS GP Board then directed management to finalize and execute the ATLS Merger Agreement, the APL Merger Agreement and the related agreements on the terms reviewed at the board meeting.

Following the conclusion of the ATLS GP and APL GP Board meetings, the parties and their advisors worked to finalize the transaction agreements and to resolve the terms of the non-compete agreements.

Early in the morning on October 13, 2014, Mr. Perkins presented final transaction terms to the TRP Deal Committee and the TRC Deal Committee and the respective committee members provided their approval of the final terms and directed Targa management to finalize and execute the merger agreements and the related agreements.

Prior to the market open on the morning of October 13, 2014, the parties executed the ATLS Merger Agreement, the APL merger agreement and related agreements and the Atlas Mergers were announced.

Recommendation to the TRC Stockholders and the TRC Board’s Reasons for the ATLS Merger

At a special board meeting held on October 12, 2014, the TRC Board unanimously determined that the ATLS Merger, the ATLS Merger Agreement, and the transactions contemplated thereby, including the TRC stock issuance, are in the best interests of TRC and the TRC stockholders. The TRC Board unanimously approved the ATLS Merger, the ATLS Merger Agreement and the transactions contemplated thereby, including the TRC stock issuance, and recommends that the holders of TRC shares vote FOR the TRC stock issuance proposal and FOR the adjournment proposal. In making this determination, the TRC Board consulted with TRC’s management and with its financial and legal advisors, and considered a number of factors. The decision of the TRC Board was based upon a number of potential benefits of the transactions and other factors that it believed would contribute to the success of the combined company, and thus benefit the TRC stockholders, including the following factors, the order of which does not necessarily reflect their relative significance:

•	The combined companies (TRC/ATLS and TRP/APL) will be significantly larger than TRC and TRP currently and should have greater financial, operational and technical strengths that should enable TRC and TRP to consider and more effectively pursue additional types of opportunities, including acquisitions and financing alternatives.

•	The combination will provide for significant additional growth projects over time, allowing for projected aggregate 2015 growth capital expenditures for TRP of $1.4 billion.

•	The APL Merger will create the 12th largest diversified MLP on an enterprise value basis (upper mid-cap/lower large-cap MLP), offering TRC and TRP significant G&P scale and diversity, attractive basin diversity, strong Permian Basin positions to create a premier franchise, and a leading NGL logistics business including a leading NGL fractionation and export position.

•	The combined companies will provide significant financial and strategic benefits by enhancing the long-term dividend growth rate at TRC, lowering the effective tax rate on TRC and diversifying the cash flow sources supporting the general partner and IDRs economics.

•	Enhanced size and scale will support TRC’s and its subsidiaries’ credit profiles over time while also allowing for substantial pro forma financing related cost savings at TRC and TRP overall.

•	APL and TRP’s gathering and processing assets are complementary in that APL’s assets add the Woodford/SCOOP, Mississippi Lime and Eagle Ford areas and add additional assets to TRP’s existing Permian, Bakken, Barnett and Louisiana Gulf Coast operations.

•	The combination is expected to deliver meaningful accretion, both immediate and long-term, to TRC stockholders.

•	The form of merger consideration, which includes a fixed number of TRC shares, provides anticipated greater market capitalization and related liquidity for TRC shares following the consummation of the Atlas Mergers. In addition, a fixed exchange ratio provides certainty and protection in the event the TRC shares decreased relative to the ATLS common units price prior to the closing.

•	The combined company is expected to have the opportunity to achieve improvements in organic growth opportunities due to a stronger balance sheet and improved ability to fund such projects. The combined company is expected to achieve estimated synergies over time of approximately $20 million to $30 million per year, including cost savings.

•	The TRC Board took into account the financial analysis reviewed by Wells Fargo Securities with the TRC Board and the oral opinion of Wells Fargo Securities to the TRC Board (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the TRC Board dated October 12, 2014), as to, as of October 12, 2014, the fairness, from a financial point of view, to TRC of the ATLS Merger Consideration to be paid and issued by TRC in the ATLS Merger pursuant to the ATLS Merger Agreement. See “—Opinion of the TRC Board’s Financial Advisor.”

In addition, the TRC Board also identified and considered several potentially negative factors to be balanced against the positive factors listed above, including the following, the order of which does not necessarily reflect their relative significance:

•	The pendency of the Atlas Mergers for an extended period of time following the announcement of the execution of the Atlas Merger Agreements could have an adverse impact on Targa or Atlas.

•	The attention of our management and employees may be diverted during the period prior to completion of the Atlas Mergers, and the potential negative effect on Targa’s and Atlas’s business.

•	One or more of the conditions to the ATLS Merger, including the consummation of the Spin-Off, may not be satisfied.

•	The potential benefits and synergies sought in the Atlas Mergers may not be realized, or may not be realized within the expected time period, and the risks associated with integration of the operations of the two companies.

•	The regulatory approvals and clearances necessary to complete the Atlas Mergers might not be obtained or that governmental authorities would condition approval of the Atlas Mergers on the companies’ compliance with certain burdensome conditions or require certain burdensome divestitures, or that regulatory approvals may be delayed.

•	TRC may be unable to complete approximately $1 billion in new financing necessary to consummate the Atlas Mergers.

•	Negative consequences could result from the combined companies’ (TRC/ATLS and TRP/APL) significant amount of indebtedness following the closing of the Atlas Mergers with pro forma total debt outstanding as of September 30, 2014 at TRP of $5,032 million and an additional amount of debt at TRC of $855 million.

•	Even if the Atlas Mergers are successfully completed, TRP may not be able to fund a change of control offer for all of APL’s outstanding senior notes.

•	The Atlas Merger Agreements’ restrict the conduct of Targa’s and Atlas’s business during the period between execution of the Atlas Merger Agreements and the consummation of the Atlas Mergers.

•	Despite the efforts of Targa and Atlas prior to the consummation of the Atlas Mergers, the combined company may lose key personnel.

•	The companies (TRC/ATLS and TRP/APL) might not achieve their projected financial results.

In view of the variety of factors and the quality and amount of information considered, the TRC Board as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. Individual members of the TRC Board may have given different relative considerations to different factors.

The explanation of the reasoning of the TRC Board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Recommendation to the ATLS Unitholders and the ATLS GP Board’s Reasons for the ATLS Merger

After careful consideration, the ATLS GP Board, by a unanimous vote of all directors, at a meeting held on October 12, 2014, determined that the ATLS Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of ATLS and its common unitholders and approved the execution, delivery and performance of the ATLS Merger Agreement and the transactions contemplated thereby. In evaluating the ATLS Merger, the ATLS GP Board consulted with ATLS’s senior management and its legal and financial advisors and, in reaching its decision, the ATLS GP Board considered a number of factors that the ATLS GP Board believed supported its decision, including the following material factors:

•	the potential strategic alternatives available to ATLS, including the possibility of remaining a stand-alone entity as well as the various indications of interest received by ATLS in the weeks leading up to October 12, 2014, and the assessment of the ATLS GP Board that the ATLS Merger was likely to create greater value for ATLS unitholders than other available alternatives;

•	the results of ATLS’s due diligence investigation of Targa and the reputation, business practices and experience of Targa and its management;

•	the fact that approximately 72% of the ATLS Merger Consideration consists of equity in the combined company, enabling ATLS unitholders to participate in the future prospects of the combined company, including as a result of:

•	the benefits resulting from the combination of the APL and TRP midstream businesses, which will create the 12th largest diversified MLP with a larger, more diverse underlying business mix and asset base in the Woodford/SCOOP, Mississippi Lime, Eagle Ford, Permian, Bakken, Barnett and Louisiana Gulf Coast areas to support additional potential long-term growth;

•	the larger, more diverse business mix resulting from the combination of APL and TRP will create a lower cost of capital, increasing returns on future capital projects;

•	increased cash flow to APL unitholders as a result of higher distributions on incentive distribution rights; and

•	expected long-term dividend accretion;

•	the fact that approximately 28% of the ATLS Merger Consideration consists of cash, which will provide immediate and certain liquidity to ATLS unitholders at closing at an attractive valuation;

•	the fact that ATLS unitholders will receive a pro rata share of interests in a New Atlas, holding ATLS’s non-midstream assets, which enables the ATLS unitholders to continue to participate in the future value of such assets, and which assets have the ability to provide ongoing distributions to the ATLS unitholders;

•	their knowledge of the current environment in the energy industry and the competitive landscape, including consolidation in the midstream industry and the importance of increased size, scale and diversification to ongoing success and value creation;

•	the fact that ATLS senior management had discussions regarding potential strategic opportunities with a number of companies in the industry, and its view that, based on those discussions, the transaction with TRC provided greater value than those proposed by any of the other companies and its view that there were not likely many other potential acquirors for its business given the size of the purchase price that would be required;

•	the financial presentation and opinion of Citi, dated October 12, 2014, to the ATLS GP Board as to the fairness, from a financial point of view and as of the date of the opinion, to holders of ATLS common units of the ATLS Merger Consideration to be received by such holders pursuant to the ATLS Merger Agreement, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken as more fully described below under “—Opinions of ATLS’s Financial Advisors—Opinion of Citigroup Global Markets Inc.”;

•	the financial presentation and oral opinion of Deutsche Bank, subsequently confirmed by delivery of a written opinion dated October 13, 2014, to the ATLS GP Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of ATLS common units (excluding TRC and its affiliates) of the ATLS Merger Consideration to be received by such holders pursuant to the ATLS Merger Agreement, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations, qualifications and conditions set forth in the opinion as more fully described below under “—Opinions of ATLS’s Financial Advisors—Opinion of Deutsche Bank Securities Inc.”;

•	the fact that the ATLS Merger Agreement permits ATLS to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal, if the ATLS GP Board determines in good faith that such proposal could result in a superior proposal (as defined under “The Transaction Agreements—The ATLS Merger Agreement—No Solicitation by ATLS of Alternative Proposals”), and the fact that the ATLS Merger Agreement permits the ATLS GP Board to terminate the ATLS Merger Agreement to enter into such a transaction after paying a $53.4 million termination fee (in addition to the obligation to reimburse APL $17.8 million under the terms of the reimbursement agreement between ATLS and APL relating to termination fees);

•	the likelihood that the ATLS Merger will be completed, including its expectation that regulatory approvals and clearances required in connection with the ATLS Merger would likely be received without material costs or unacceptable conditions and the fact that the ATLS Merger Agreement is not subject to a financing condition;

•	the fact that the ATLS Merger is subject to the approval of the ATLS unitholders, who will be free to approve or reject the ATLS Merger;

•	the fact that the TRC Board can change its recommendation in favor of the ATLS Merger only in limited circumstances relating to an “intervening event” and has an unqualified obligation to hold a shareholder meeting for its shareholders to vote on the ATLS Merger Agreement, as well as the reciprocal nature of the termination fees and expense payment provisions relating to a change of recommendation or vote against the ATLS Merger;

•	the fact that certain executive officers of TRC executed a voting agreement, in which they agreed to vote all of their shares of TRC common stock in favor of the ATLS Merger, regardless of whether the TRC Board changes its recommendation of the ATLS Merger;

•	the fact that the ATLS Merger Agreement provides that ATLS has the right to specific performance to force TRC to comply with its obligation to consummate the ATLS Merger once the closing conditions are satisfied, even if TRC’s financing is not available; and

•	the fact that the financial and other terms and conditions of the ATLS Merger Agreement and the transactions contemplated thereby were the product of arms-length negotiations.

The ATLS GP Board also considered, and balanced against the potential benefits, various risks and other potentially negative factors concerning the ATLS Merger Agreement, including the following:

•	the fact that because approximately 72% of the ATLS Merger Consideration is payable in shares of TRC common stock, the ATLS unitholders will be adversely affected by any decrease prior to completion of the ATLS Merger in the trading price of TRC common stock, and will in such circumstances receive less value for their ATLS common units upon completion of the ATLS Merger;

•	the non-solicitation and unitholder approval provisions and the provision for the payment of a termination fee of $53.4 million or $26.7 million payable upon certain events (as well as an obligation under the terms of the termination fee reimbursement agreement between ATLS and APL to reimburse APL $17.8 million in respect of a termination fee payable by APL if the fee is payable as a result of an action by APL under specified circumstances);

•	the fact that, if the ATLS Merger Agreement is terminated because the ATLS unitholders do not approve the ATLS Merger Agreement, ATLS is required to pay to TRC $17.8 million in respect of its expenses;

•	the fact that each of TRC’s and ATLS’s obligations to consummate the ATLS Merger are subject to the consummation of the Spin-Off and the parties standing ready to consummate the APL Merger, and that the consummation of the Spin-Off and the APL Merger are subject to certain conditions, including, in the case of the APL Merger, the receipt of approval of the APL unitholders;

•	the fact that the consideration received by ATLS unitholders in the ATLS Merger will be taxable;

•	the possibility that the ATLS Merger might not be consummated despite the parties’ efforts or that the closing of the ATLS Merger may be unduly delayed, and that the announcement of the transaction, coupled with any failure to consummate the transaction, could have a negative effect on ATLS’s relationships with employees and third parties, as well as a negative effect on ATLS’s operating results and trading price;

•	the fact that there are restrictions on the conduct of ATLS’s business prior to consummation of the ATLS Merger that generally require ATLS to conduct its business only in the ordinary course of business and subject to specific limitations, which may prevent or delay ATLS from undertaking business opportunities that may arise prior to the completion of the ATLS Merger;

•	the potential risk that TRC stockholders may not vote to approve the transaction;

•	the scope of TRC’s commitments to take certain actions and agree to certain conditions in order to obtain required regulatory approvals;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to complete the Transactions; and

•	the risks associated with an investment in TRC common stock, including those factors described in periodic reports previously filed with the SEC by TRC and those factors discussed in this document under “Risk Factors.”

In addition to considering the factors described above, the ATLS GP Board also considered the following factors:

•	the fact that TRC required certain executive officers of ATLS to execute a voting agreement, in which they agreed to vote all of their ATLS common units in favor of the ATLS Merger, regardless of whether the ATLS GP Board changes its recommendation for the ATLS Merger;

•	the fact that TRC and TRP required Edward Cohen, Jonathan Cohen and Eugene Dubay, for no additional consideration to be provided to Edward Cohen, Jonathan Cohen or Eugene Dubay, to execute non-competition and non-solicitation agreements, in which they agreed, for a period of 18 months following the completion of the ATLS Mergers to refrain from: (1) engaging in certain activities related to the mid-stream businesses in certain geographic areas, (2) soliciting for employment or hiring individuals employed by APL and its subsidiaries, subject to certain exceptions, and (3) causing, soliciting or knowingly encouraging certain business relations of APL and its subsidiaries to cease doing business with the APL and its subsidiaries; and

•	the fact that some of ATLS’s directors and executive officers have other interests in the ATLS Merger and related transactions that are in addition to their interests as ATLS unitholders, including as a result of existing employment and compensation arrangements with ATLS and its affiliates (see “The Transactions—Interests of Certain Persons in the Transactions”).

The ATLS GP Board concluded that the potentially negative factors associated with the proposed merger were outweighed by the potential benefits that it expected the ATLS unitholders would achieve as a result of the ATLS Merger, including the belief of the ATLS GP Board that the proposed merger would maximize the value of the ATLS common units. Accordingly, the ATLS GP Board determined that the ATLS Merger Agreement and the transactions contemplated thereby, including the ATLS Merger, are in the best interests of ATLS and the ATLS common unitholders.

The foregoing discussion of the information and factors considered by the ATLS GP Board includes all of the material factors considered by the ATLS GP Board, but it is not intended to be exhaustive and may not include all of the factors considered by the ATLS GP Board. In view of the wide variety of factors considered in connection with its evaluation of the ATLS Merger and the complexity of these matters, the ATLS GP Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors in its determination to approve the ATLS Merger Agreement and the transactions contemplated thereby, including the ATLS Merger, and to make its recommendations to ATLS unitholders. In addition, individual members of the ATLS GP Board may have given weights to different factors. The ATLS GP Board conducted an overall review of the factors described above, including through discussions with ATLS’s management and outside legal and financial advisors.

After considering this information, the ATLS GP Board unanimously determined that the ATLS Merger Agreement and the transactions contemplated thereby, including the ATLS Merger, are in the best interests of ATLS and the ATLS unitholders. The ATLS GP Board unanimously approved the ATLS Merger Agreement and the transactions contemplated thereby, and recommends that the ATLS unitholders vote FOR the ATLS Merger proposal and FOR the ATLS compensation proposal.

This explanation of the ATLS GP Board’s reasons for the ATLS Merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of the TRC Board’s Financial Advisor

On October 12, 2014, Wells Fargo Securities rendered its oral opinion to the TRC Board (which was confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the TRC Board dated October 12, 2014), as to, as of October 12, 2014, the fairness, from a financial point of view, to TRC of the ATLS Merger Consideration to be paid and issued by TRC in the ATLS Merger pursuant to the ATLS Merger Agreement.

Wells Fargo Securities’ opinion was for the information of the TRC Board (in its capacity as such) in connection with its evaluation of the ATLS Merger. Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to TRC of the ATLS Merger Consideration to be paid and issued by TRC in the ATLS Merger pursuant to the ATLS Merger Agreement and did not address any other terms, aspects or implications of the ATLS Merger or any agreements, arrangements or understandings entered into in connection therewith or otherwise. The summary of Wells Fargo Securities’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wells Fargo Securities in connection with the preparation of its opinion. However, neither Wells Fargo Securities’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, a recommendation as to or otherwise address how the members of the TRC Board, the holders of TRC common stock or any other person should vote or act in respect to the ATLS Merger or any related matter.

In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed a draft, dated October 10, 2014, of the ATLS Merger Agreement; a draft, dated October 10, 2014, of the APL Merger Agreement; and a draft, dated October 11, 2014, of the Separation Agreement;

•	reviewed certain publicly available information relating to TRC, TRP, ATLS and APL;

•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of TRC and TRP furnished to or discussed with Wells Fargo Securities by the management of TRC and TRP, including financial forecasts, projections and estimates (and adjustments thereto) relating to the future financial performance of (i) TRP as prepared by or discussed with the management of TRC and TRP for the fiscal years ending 2014 through 2018 (the “TRP Projections”) and (ii) TRC as prepared by or discussed with the management of TRC and TRP for the fiscal years ending 2014 through 2018 based on the TRP Projections (the “TRC Projections”);

•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of ATLS and APL, after giving effect to the Spin-Off, furnished to or discussed with Wells Fargo Securities by the managements of ATLS and APL, including financial forecasts, projections and estimates (and adjustments thereto) relating to the future financial performance of (i) APL as prepared by or discussed with the managements of ATLS and APL for the fiscal years ending 2014 through 2018 (the “APL Projections”) and (ii) ATLS as prepared by or discussed with the managements of ATLS and APL for the fiscal years ending 2014 through 2018 based on the APL Projections (the “ATLS Projections”);

•	discussed the business, operations, financial condition and prospects of TRC, TRP, ATLS and APL and the Transaction with members of the management of TRC and TRP and members of the managements of ATLS and APL;

•	compared certain business, financial and other information regarding TRC and ATLS with publicly available business, financial and other information regarding certain companies with publicly traded equity securities that Wells Fargo Securities deemed relevant;

•	reviewed the publicly available financial terms of certain other business combinations and other transactions that Wells Fargo Securities deemed relevant; and

•	conducted such other financial studies, analyses and investigations and considered such other information and factors as Wells Fargo Securities deemed appropriate.

In connection with its review, Wells Fargo Securities assumed and relied upon the accuracy and completeness of all of the financial and other information provided or otherwise made available to it, discussed with or reviewed by it, or that was publicly available, and Wells Fargo Securities did not independently verify the accuracy or completeness of any such information. With respect to the TRC Projections and the TRP Projections, Wells Fargo Securities was advised by the management of TRC and TRP and Wells Fargo Securities assumed that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions of the management of TRC and TRP as to the future financial performance of TRC and TRP. With respect to the ATLS Projections and the APL Projections, Wells Fargo Securities was advised by the managements of ATLS and APL and Wells Fargo Securities assumed that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions of the managements of ATLS and APL as to the future financial performance of ATLS and APL after giving effect to the Spin-Off. With TRC’s consent, Wells Fargo Securities assumed that the TRC Projections, the TRP Projections, the ATLS Projections and the APL Projections were a reasonable basis on which to evaluate TRC, ATLS and the proposed Transaction and, at TRC’s direction, Wells Fargo Securities relied upon the TRC Projections, the TRP Projections, the ATLS Projections and the APL Projections for purposes of Wells Fargo Securities’ analyses and opinion. Wells Fargo Securities assumed no responsibility for, and expressed no view as to, any such forecasts, projections or estimates or the judgments or assumptions upon which they were based. Wells Fargo Securities also assumed that there had been no material changes in the business, operations, financial condition and prospects of TRC, TRP, ATLS or APL since the respective dates of the most recent financial statements and other information provided to Wells Fargo Securities. In arriving at its opinion, Wells Fargo Securities did not conduct any physical inspection of any of the properties or assets and was not provided with any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of TRC, TRP, ATLS or APL nor did Wells Fargo Securities make any determination as to the solvency of any party to the Transaction or any other person.

In rendering its opinion, Wells Fargo Securities, with TRC’s consent, assumed that the final forms of the ATLS Merger Agreement, the APL Merger Agreement, and the Separation Agreement, when signed by the parties thereto, would not differ from the drafts reviewed by it, that the Transaction would be consummated in accordance with the ATLS Merger Agreement, the APL Merger Agreement, and the Separation Agreement and in compliance with all applicable laws, without waiver, modification or amendment of any terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Transaction, no delays, limitations, restrictions or conditions would be imposed that would have an adverse effect on TRC, TRP, ATLS or APL or the contemplated benefits of the Transaction. In addition, for purposes of its analyses and opinion, Wells Fargo Securities at TRC’s direction assumed that the Spin-Off would be consummated prior to the Atlas Mergers and that, after giving effect to the Spin-Off, the assets of ATLS would solely consist of certain limited partner interests in APL and the entire membership interest in APL GP. Wells Fargo Securities’ opinion was necessarily based on economic, market, financial and other conditions existing, and information made available to it, as of the date of the opinion. Although subsequent developments may affect its opinion, Wells Fargo Securities does not have any obligation to update, revise or reaffirm its opinion. In addition, as TRC was aware, the financial projections and estimates that Wells Fargo Securities reviewed relating to the future financial performance of TRC, TRP, ATLS and APL reflected certain assumptions regarding the oil and gas industry and certain commodity prices that were subject to significant volatility and that, if different than assumed, could have a material impact on Wells Fargo Securities’ analyses and opinion. Furthermore, as TRC was aware, the credit, financial and stock markets had experienced significant volatility and Wells Fargo Securities expressed no opinion or view as to any potential effects of such volatility on TRC, TRP, ATLS, APL or the Transaction.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to TRC of the ATLS Merger Consideration to be issued and paid by TRC in the ATLS Merger pursuant to the ATLS Merger Agreement and did not address any other terms, aspects or implications of the ATLS Merger or any agreements, arrangements or understandings entered into in connection therewith or otherwise. In addition, other than assuming that the Spin-Off would be consummated prior to the ATLS Merger and that the APL Merger would be consummated immediately following the ATLS Merger, Wells Fargo Securities’ opinion did not address any term, aspect or implication of the Spin-Off or the APL Merger. Furthermore, Wells Fargo Securities’ opinion did not address (i) the appropriate capital structure of TRC after giving effect to the Atlas Mergers or the amounts, types, classes and terms of the securities to be issued by TRC in the ATLS Merger or otherwise, (ii) the dilutive or other pro forma effects of the Atlas Mergers or the other transactions contemplated thereby on the existing security holders of TRC, or (iii) the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Atlas Mergers, or class of such persons, relative to the ATLS Merger Consideration or otherwise. Wells Fargo Securities did not provide any advice or opinion as to matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice. Wells Fargo Securities assumed that such advice or opinions had been or would be obtained from the appropriate professional sources. Furthermore, Wells Fargo Securities, with TRC’s consent, relied upon the assessments of TRC, TRP, ATLS, APL and their advisors, as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to TRC, TRP, ATLS, APL and the Transaction. Wells Fargo Securities’ opinion did not address the merits of the underlying decision by the Board of Directors of TRC or TRC to enter into the ATLS Merger Agreement or the relative merits of the Transactions as compared with alternative business strategies or transactions available to TRC or any other participant in the Transaction. Wells Fargo Securities’ opinion does not constitute a recommendation as to or otherwise address how the members of Board of Directors of TRC, the holders of TRC common stock or any other person should vote or act in respect of the ATLS Merger or any related matter. Wells Fargo Securities did not express any opinion as to what the value of TRC common stock actually would be when issued pursuant to the ATLS Merger or the price or range of prices at which shares of TRC common stock, ATLS common units or New Atlas common units could be purchased or sold at any time. Wells Fargo Securities assumed that the TRC common stock to be issued in the ATLS Merger to the holders of ATLS common units would be listed on the New York Stock Exchange.

Under the terms of its engagement, neither Wells Fargo Securities’ opinion nor any other advice or services rendered by it in connection with the proposed Transaction or otherwise, should be construed as creating, and Wells Fargo Securities will not be deemed to have, any fiduciary, agency or similar duty to the TRC Board, TRC, TRP, ATLS, APL, any security holder or creditor of TRC, TRP, ATLS, APL or any other person, regardless of any prior or ongoing advice or relationships. Under the terms of its engagement, Wells Fargo Securities was retained by TRC as an independent contractor and the opinion and other advice rendered by Wells Fargo Securities were provided solely for the use and benefit of the TRC Board (in its capacity as such) in connection with its evaluation of the proposed Transaction. As a matter of state law, Wells Fargo Securities believes the opinion and other advice of Wells Fargo Securities may not be used or relied upon by any other person without its prior written consent. See e.g., Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008), HA2003 Liquidating Trust v. Credit Suisse Secs. (USA) LLC, 517 F.3d 454 (7th Cir. 2008) and Collins v. Morgan Stanley Dean Witter, 224 F.3d 496 (5th Cir. 2000). By limiting the foregoing statement to matters of state law, Wells Fargo is not, and should not be deemed to be, admitting that Wells Fargo Securities has any liability to any persons with respect to its advice or opinion under the federal securities laws. Such statement is not intended to affect the rights and responsibilities of the TRC Board or Wells Fargo Securities under governing state law or the federal securities laws. Any claims under the federal securities laws against Wells Fargo Securities or the TRC Board will be subject to adjudication by a court of competent jurisdiction.

In preparing its opinion to the TRC Board, Wells Fargo Securities performed a variety of analyses, including those described below. The summary of Wells Fargo Securities’ analyses is not a complete description of the analyses underlying Wells Fargo Securities’ opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Wells Fargo Securities’ opinion nor its underlying analyses is readily susceptible to summary description. Wells Fargo Securities arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Wells Fargo Securities believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Wells Fargo Securities’ analyses and opinion.

In performing its analyses, Wells Fargo Securities considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Wells Fargo Securities’ analyses for comparative purposes is identical to TRC, ATLS or the proposed ATLS Merger and an evaluation of the results of those analyses is not entirely mathematical. The financial analyses performed by Wells Fargo Securities were performed for analytical purposes only and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond TRC’s control.

While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Wells Fargo Securities did not make separate or quantifiable judgments regarding individual analyses. Much of the information used in, and accordingly the results of, Wells Fargo Securities’ analyses are inherently subject to substantial uncertainty.

Wells Fargo Securities’ opinion was only one of many factors considered by the TRC Board in evaluating the proposed ATLS Merger. Neither Wells Fargo Securities’ opinion nor its analyses were determinative of the ATLS Merger Consideration or the views of the TRC Board or management with respect to the ATLS Merger or the ATLS Merger Consideration. The type and amount of consideration payable in the ATLS Merger were determined through negotiation between TRC and ATLS, and the decision to enter into the ATLS Merger Agreement was solely that of the TRC Board.

The following is a summary of the material financial analyses performed by Wells Fargo Securities in connection with the preparation of its opinion and reviewed with the TRC Board on October 12, 2014. The summary does not contain all of the financial data holders of TRC common stock may want or need for purposes of making an independent determination of fair value. Holders of TRC common stock are encouraged to consult their own financial and other advisors before making any investment decision in connection with the proposed ATLS Merger. The order of the analyses summarized below does not represent relative importance or weight given to those analyses by Wells Fargo Securities. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create an incomplete view of Wells Fargo Securities’ analyses.

For purposes of its analyses, Wells Fargo Securities reviewed a number of financial metrics including net income, as well as the following:

•	GP/IDR Cash Flow—generally the amount to be distributed to the relevant company in respect of its general partner interests and IDRs in master limited partnerships.

•

Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the value as of such date of its net debt (the value of its outstanding indebtedness, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, (i) enterprise values used in the selected partnerships and companies analyses described below were calculated using the market price of the units or common stock of the selected partnerships and companies listed below as of October 10, 2014, the last trading day prior to the execution of the ATLS Merger Agreement, (ii) the transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions, (iii) the estimates of the future financial performance of TRC and ATLS relied upon for purposes of the financial analyses described below were based on the TRC Projections and the ATLS Projections, and (iv) estimates of the future financial performance for the target companies and the selected partnerships and companies listed below under Selected Transactions Analysis and Selected Companies Analysis were based on certain publicly available research analyst estimates for those partnerships.

For purposes of its analyses and opinion, Wells Fargo Securities calculated an implied aggregate value of the ATLS Merger Consideration of $1,869 million, reflecting an aggregate of (i) the approximately 10.4 million shares of TRC common stock to be issued to holders of ATLS common units in the ATLS Merger at an implied value of $121.65 per share, the closing price of a share of TRC common stock on October 10, 2014 and (ii) approximately $610 million in cash to be paid to holders of ATLS common units in the ATLS Merger and to repay approximately $88 million of indebtedness of ATLS immediately prior to the closing of the ATLS Merger. Wells Fargo Securities compared that implied value of the ATLS Merger Consideration calculated in the manner set forth above to the implied aggregate equity valuation reference ranges indicated by each of the financial analyses with respect to ATLS described below.

Financial Analyses with respect to ATLS

Discounted Cash Flow Analysis. Wells Fargo Securities performed a discounted cash flow analysis of ATLS using the ATLS Projections. In performing this analysis, Wells Fargo Securities applied discount rates ranging from 8.0% to 9.0% and terminal multiples of 2018E GP/IDR Cash Flow ranging from 25.0x to 35.0x to which it added $193.5 million, the implied aggregate value of the APL common units owned by ATLS. The implied aggregate equity value of the APL common units owned by ATLS was calculated by multiplying 5.8 million, the approximate number of APL common units owned by ATLS, by the market price of an APL common unit on October 10, 2014 of $33.62, the last trading day prior to the execution of the ATLS Merger Agreement. The discounted cash flow analysis indicated an implied aggregate equity valuation reference range for ATLS of $2,210 million to $3,030 million, as compared to the implied aggregate value of the ATLS Merger Consideration calculated in the manner set forth above of $1,869 million.

Selected Transactions Analysis. Wells Fargo Securities considered certain financial terms of certain transactions involving target companies or assets that Wells Fargo Securities deemed relevant. The selected transactions were selected because they involved target companies or assets that were deemed similar to ATLS in one or more respects. The financial data reviewed for each of the selected transactions included transaction values calculated on an enterprise value basis as a multiple of GP/IDR Cash Flows for the next fiscal year, or “GP/IDR Cash Flow FY1.”

The selected transactions and resulting, high, low, mean and median financial data were:

Date Announced	Acquiror	Seller/Entity Acquired
October, 2014	Enterprise Products Partners L.P	Oiltanking Holding Americas, Inc. (Seller)
August, 2014	CST Brands, Inc.	Lehigh Gas Corporation (Seller)
June, 2014	The Williams Companies, Inc.	Global Infrastructure Partners (Seller)
April, 2014	Energy Transfer Partners, L.P.	Susser Holdings Corporation (Entity Acquired)
May, 2013	Inergy, L.P.	Crestwood Gas Services Holdings LLC (Seller)
December, 2012	The Williams Companies, Inc.	Global Infrastructure Partners (Seller)
July, 2010	Crestwood Midstream Partners II, LLC	Quicksilver Resources Inc. (Seller)

Implied GP & IDR Value/ GP/IDR Cash Flow FY1
High	210.6x
Mean	82.4x
Median	53.2x
Low	23.0x

As noted above, no acquired company or business used in Wells Fargo Securities’ selected transactions analysis for comparative purposes is identical to ATLS and an evaluation of the results of the selected transactions analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the high, mean, median and low) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected transactions analysis, Wells Fargo Securities applied multiple ranges of 45.0x to 65.0x GP/IDR Cash Flow FY1 to estimated GP/IDR Cash Flow for 2015, or “2015E GP/IDR Cash Flow,” for ATLS and added $193.5 million, the implied aggregate equity value of the APL common units owned by ATLS calculated in the manner set forth above. The selected transactions analysis indicated an implied aggregate equity valuation reference range for ATLS of $1,720 million to $2,400 million, as compared to the implied aggregate value of the ATLS Merger Consideration calculated in the manner set forth above of $1,869 million.

Selected Companies Analysis. Wells Fargo Securities reviewed certain data for selected general partners of oil and gas master limited partnerships organized as partnerships with publicly traded equity securities that Wells Fargo Securities deemed relevant. The financial data reviewed for each of the selected companies included the implied value of the general partner interests and IDRs held by the applicable general partner, or the “Implied GP & IDR Value,” as a multiple of 2015E GP/IDR Cash Flow. The selected companies were selected because they were deemed similar to ATLS in one or more respects.

The selected companies and high, low, mean and median financial data were:

•	Crestwood Equity Partners LP

•	Energy Transfer Partners, L.P.

•	EnLink Midstream Partners, LP

•	Western Gas Equity Partners, LP.

Implied GP & IDR Value / GP/IDR Cash Flow FY1
High	50.4x
Mean	38.9x
Median	39.3x
Low	26.5x

As noted above, no company or business used in Wells Fargo Securities’ selected companies analysis for comparative purposes is identical to ATLS and an evaluation of the results of the selected companies analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the high, mean, median and low) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected companies analysis, Wells Fargo Securities applied multiple ranges of 29.0x to 45.0x 2015E GP/IDR Cash Flow to 2015E GP/IDR Cash Flow for ATLS and added $193.5 million, the implied aggregate equity value of the APL common units owned by ATLS calculated in the manner set forth above. The selected companies analysis indicated an implied aggregate equity valuation reference range for ATLS of $1,180 million to $1,720 million, as compared to the implied aggregate value of the ATLS Merger Consideration calculated in the manner set forth above of $1,869 million.

Financial Analyses with respect to TRC

Discounted Cash Flow Analysis. Wells Fargo Securities performed a discounted cash flow analysis of TRC using the TRC Projections. In performing this analysis, Wells Fargo Securities applied discount rates ranging from 9.00% to 9.75% and terminal multiples of estimated GP/IDR Net Cash Flow for 2018 ranging from 17.5x to 27.5x to which it added $828.3 million, the implied aggregate equity value of the TRP common units owned by TRC. The implied aggregate equity value of the TRP common units owned by TRC was calculated by multiplying 12.9 million, the approximate number of TRP common units owned by TRC, by the market price of an TRP common unit on October 10, 2014 of $63.98, the last trading day prior to the execution of the ATLS Merger Agreement. The discounted cash flow analysis indicated an implied equity valuation reference range per share of TRC common stock of $116 to $169, as compared to $121.65, the closing price of TRC common stock on October 10, 2014 used to determine the implied value of the ATLS Merger Consideration.

Selected Companies Analysis. Wells Fargo Securities reviewed certain data for selected corporate general partners of oil and gas master limited partnerships with publicly traded equity securities that Wells Fargo Securities deemed relevant. The financial data reviewed for each of the selected general partners included the implied value of the general partner interests and IDRs held by the applicable general partner, or the “Implied GP & IDR Value,” as a multiple of 2015E GP/IDR Cash Flow. The selected general partners were selected because they were deemed similar to TRC in one or more respects.

The selected general partners and resulting high, low, mean and median financial data were:

•	ONEOK, Inc.

•	Plains GP Holdings, L.P.

•	The Williams Companies, Inc.

Implied GP & IDR Value / GP/IDR Cash Flow FY1
High	27.1x
Mean	23.0x
Median	21.6x
Low	20.3x

As noted above, no company or business used in Wells Fargo Securities’ selected companies analysis for comparative purposes is identical to TRC and an evaluation of the results of the selected companies analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the high, mean, median and low) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected companies analysis, Wells Fargo Securities applied multiple ranges of 20.0x to 27.0x 2015E GP/IDR Cash Flow to 2015E GP/IDR Cash Flow for TRC and added $828.3 million, the implied aggregate equity value of the TRP common units owned by TRC calculated in the manner set forth above. The selected companies analysis indicated an implied equity valuation reference range per share of TRC common stock of $110 to $141, as compared to $121.65, the closing price of TRC common stock on October 10, 2014 used to determine the implied value of the ATLS Merger Consideration.

Other Matters

Wells Fargo Securities was engaged by TRC to provide an opinion to the TRC Board with respect to the fairness, from a financial point of view, to TRC of the ATLS Merger Consideration to be paid and issued by TRC in the ATLS Merger pursuant to the ATLS Merger Agreement. TRC engaged Wells Fargo Securities based on its experience and reputation. Wells Fargo Securities is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Wells Fargo Securities will receive a fee of $8,000,000 for acting as financial advisor to TRC in connection with the Transaction, $2,000,000 of which became payable to Wells Fargo Securities upon the rendering of its opinion and the balance of which is contingent upon the consummation of the ATLS Merger. Wells Fargo Securities may receive up to an additional $2,000,000 upon the consummation of the ATLS Merger if TRC determines in its sole discretion that Wells Fargo Securities’ performance of its engagement warrants such additional fee. In addition, TRC agreed to reimburse Wells Fargo Securities for certain expenses and to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of its engagement.

Wells Fargo Securities and its affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services. In the ordinary course of business, Wells Fargo Securities and its affiliates may hold long or short positions, and may trade or otherwise effect transactions, for its and their own accounts and for the accounts of customers, in the equity, debt and other securities and financial instruments (including bank loans and other obligations) of TRC, TRP, ATLS, APL and their respective affiliates (including as a participant in the credit facilities for TRC, TRP, ATLS, APL ARP, as well as provide investment banking and other financial services to such companies and entities. Wells Fargo Securities and its affiliates, including Wells Fargo Bank, N.A., have in the past provided, may currently be providing and may in the future provide investment banking and other financial services to TRC, TRP, ATLS, APL and certain of their respective affiliates for which Wells Fargo Securities and its affiliates have received and would expect to receive compensation including, during the past two years (i) with respect to TRP, having acted as joint bookrunning lead managing underwriter in connection with two offerings of TRP common units in 2012; joint bookrunning lead managing initial purchaser in connection with two offerings of TRP debt securities in 2012; co-managing initial purchaser in connection with an offering of TRP debt securities in 2012; joint bookrunning lead managing initial purchaser in connection with an offering of TRP debt securities in 2013; joint bookrunning lead managing initial purchaser in connection with an offering of TRP debt securities in 2014; and co-lead arranger and a participant in a TRP credit facility, for which advice and services Wells Fargo Securities and its affiliates received aggregate fees of approximately $4.3 million, (ii) with respect to ATLS, having acted as co-lead arranger and a participant in an ATLS credit facility, for which advice and services Wells Fargo Securities and its affiliates received aggregate fees of approximately $3.7 million, (iii) with respect to ARP, having acted as joint bookrunning lead managing underwriter in connection with an offering of ARP common units in 2012; joint bookrunning lead managing underwriter in connection with an offering of ARP common units in 2013; joint bookrunning lead managing initial purchaser in connection with two offerings of ARP debt securities in 2013; joint bookrunning lead managing underwriter in connection with two offerings of ARP common units in 2014; joint bookrunning lead managing initial purchaser in connection with two offerings of ARP debt securities in 2014; financial advisor to ARP in connection with an acquisition by ARP in 2014; and co-lead arranger and a participant in an ARP credit facility and a bridge loan, for which advice and services Wells Fargo Securities and its affiliates received aggregate fees of approximately $20.1 million, and (iv) with respect to APL, having acted as joint bookrunning lead managing underwriter in connection with an offering of APL common units in 2012; joint bookrunning lead managing initial purchaser in connection with two offerings of APL debt securities in 2012; joint bookrunning lead managing underwriter in connection with an offering of APL common units in 2013; joint bookrunning lead managing initial purchaser in connection with an offering of APL debt securities in 2013; joint placement agent in connection with two offerings of APL common units in 2014; and co-lead arranger and a participant in an APL credit facility and certain bridge loans, for which advice and services Wells Fargo Securities and its affiliates received aggregate fees of approximately $14.5 million. Wells Fargo Securities and its affiliates have adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing Wells Fargo Securities’ opinion.

Opinions of ATLS’s Financial Advisors

Opinion of Citigroup Global Markets Inc.

In connection with the ATLS Merger, ATLS requested that Citi evaluate the fairness, from a financial point of view, to holders of ATLS common units of the ATLS Merger Consideration to be received by such holders pursuant to the ATLS Merger Agreement. On October 12, 2014, at a meeting of the ATLS GP Board held to evaluate the ATLS Merger, Citi delivered to the ATLS GP Board an oral opinion, confirmed by delivery of a written opinion dated October 12, 2014, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the ATLS Merger Consideration to be received by holders of ATLS common units pursuant to the ATLS Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated October 12, 2014, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex D and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the ATLS GP Board (in its capacity as such on behalf of ATLS) in connection with its evaluation of the ATLS Merger Consideration from a financial point of view and did not address any other terms, aspects or implications of the ATLS Merger or the other Transactions. Citi was not requested to consider, and its opinion did not address, the underlying business decision of ATLS or APL to effect the ATLS Merger or any other Transactions, the relative merits of the ATLS Merger or any other Transactions as compared to any alternative business strategies or opportunities that might exist for ATLS or APL or the effect of any other transaction in which ATLS or APL might engage or consider. Citi’s opinion is not intended to be and does not constitute a recommendation as to how any securityholder should vote or act on any matters relating to the proposed ATLS Merger, any other Transactions or otherwise.

In arriving at its opinion, Citi:

•	reviewed drafts, each dated October 12, 2014, of the ATLS Merger Agreement and the Separation Agreement;

•	held discussions with certain senior officers, directors and other representatives on behalf of Atlas and certain senior officers and other representatives of Targa, concerning the businesses, operations and prospects of Atlas and Targa;

•	reviewed certain publicly available business and financial information relating to Atlas and Targa as well as certain financial forecasts and other information and data relating to Atlas and Targa which were provided to or discussed with Citi by the respective managements of Atlas and Targa, including information relating to potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Atlas to result from the APL Merger;

•	reviewed the financial terms of the ATLS Merger as set forth in the ATLS Merger Agreement in relation to, among other things: current and historical market prices of Atlas common units and Targa common equity; the financial condition and historical and projected cash flows and other operating data of Atlas and Targa; and the capitalization of Atlas and Targa;

•	considered, to the extent publicly available, the financial terms of other transactions which Citi considered relevant in evaluating the ATLS Merger;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Atlas and Targa;

•	evaluated certain potential pro forma financial effects of the ATLS Merger and the other Transactions on APL, TRC and TRP utilizing financial forecasts and other information and data relating to APL, TRC and TRP and the potential strategic implications and operational benefits referred to above; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of Atlas and Targa that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to Atlas and Targa, Citi was advised by the managements of Atlas and Targa, and assumed, with the consent of ATLS, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to the future financial performance of Atlas and Targa, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Atlas to result from, and other potential pro forma financial effects of, the ATLS Merger and the other Transactions and the other matters covered thereby. Citi assumed, with the consent of ATLS, that the financial results, including with respect to the potential strategic implications and operational benefits anticipated to result from the APL Merger, reflected in such financial forecasts and other information and data would be realized in the amounts and at the times projected. Citi relied, at the direction of ATLS, upon the assessments of the managements of Atlas and Targa as to (i) the Transactions (other than the ATLS Merger), including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on Atlas and Targa of market and other trends and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas industry, including commodity pricing and supply and demand for oil and gas, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Citi’s analyses or opinion, (iii) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract and retain, key customers and producers and (iv) the ability to integrate the operations of Atlas and Targa. Citi assumed, with the consent of ATLS, that there would be no developments with respect to any such matters that would have an adverse effect on Atlas, Targa, the ATLS Merger or the other Transactions (including the contemplated benefits thereof) or that would otherwise be meaningful in any respect to its analyses or opinion.

Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Atlas, Targa or any other entity and it did not make any physical inspection of the properties or assets of Atlas, Targa or any other entity. Citi assumed, with the consent of ATLS, that the ATLS Merger and the other Transactions would be consummated in accordance with their terms and in compliance with all applicable laws and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the ATLS Merger and the other Transactions, no delay, limitation, restriction or condition, including any divestiture requirements, amendments or modifications, would be imposed that would have an adverse effect on Atlas, Targa, the ATLS Merger or the other Transactions (including the contemplated benefits thereof). Citi did not express any view or opinion as to the actual value of TRC common stock when issued in the ATLS Merger or the prices at which Atlas common units, Targa common equity or New Atlas common units would trade or otherwise be transferable at any time. In addition, Citi assumed, at the direction of ATLS, that Atlas would retain or acquire all assets, properties and rights required for their respective operations following the Spin-Off, that appropriate reserves, indemnification arrangements and other provisions had been made with respect to liabilities of or relating to the distributed business, and that Atlas would not directly or indirectly assume or incur any liabilities relating to the distributed business that were contemplated to be excluded as a result of the Spin-Off or otherwise. Representatives of Atlas advised Citi, and Citi further assumed, that the final terms of the ATLS Merger Agreement and the Separation Agreement would not vary materially from those set forth in the drafts reviewed by Citi. Citi did not express any opinion with respect to accounting, tax, regulatory, legal or similar matters and relied, with the consent of ATLS, upon the assessments of representatives of Atlas as to such matters.

Citi’s opinion did not address any terms (other than the ATLS Merger Consideration to the extent expressly specified therein) or other aspects or implications of the ATLS Merger or the other Transactions, including, without limitation, the form or structure of the ATLS Merger, the form of the ATLS Merger Consideration, the form or structure, or financial or other terms, of any other Transactions or any terms, aspects or implications of any related agreements or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the ATLS Merger, the other Transactions or otherwise. In connection with Citi’s engagement, Citi was not requested to, and it did not, undertake a third-party solicitation process on behalf of

ATLS with respect to the acquisition of all or a part of ATLS; however, at the direction of ATLS, Citi held preliminary discussions with selected third parties that expressed interest in ATLS. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Atlas to effect the ATLS Merger or any other Transactions, the relative merits of the ATLS Merger or any other Transactions as compared to any alternative business strategies that might exist for Atlas or the effect of any other transaction in which Atlas might engage or consider. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the ATLS Merger or the other Transactions, or any class of such persons, relative to the ATLS Merger Consideration or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Citi noted that the credit, financial and stock markets have experienced, and the industries in which Atlas and Targa operate continue to experience, volatility and Citi expressed no opinion or view as to any potential effects of such volatility on Atlas, Targa, the ATLS Merger or the other Transactions (including the contemplated benefits thereof). The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Atlas and Targa. No company, business or transaction reviewed is identical or directly comparable to Atlas, Targa, their respective businesses or the ATLS Merger and the other Transactions and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, business segments or transactions reviewed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the ATLS Merger. The type and amount of consideration payable in the ATLS Merger were determined through negotiations between and the decision to enter into the ATLS Merger Agreement was solely that of the ATLS GP Board. Citi’s opinion was only one of many factors considered by the ATLS GP Board in its evaluation of the ATLS Merger and should not be viewed as determinative of the views of the ATLS GP Board or the management of ATLS with respect to the ATLS Merger, the ATLS Merger Consideration or any other matter.

The following is a brief summary of the material financial analyses prepared and reviewed with the ATLS GP Board in connection with Citi’s opinion, dated October 12, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of,

Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. None of Atlas, Targa, Citi or any other person assumes responsibility if future results are different from those described, whether or not any such difference is material. For purposes of the financial analyses described below, the term “implied ATLS Merger Consideration” refers to an implied consideration of $31.13 per outstanding ATLS common unit based on the ATLS Merger Consideration of $9.12 in cash and 0.1809 of a share of TRC common stock utilizing, for the stock portion of the consideration, the closing price per share of TRC common stock on October 10, 2014 of $121.65. For purposes of such analyses and its opinion, Citi evaluated Atlas and the ATLS Merger Consideration after giving effect to the Spin-Off. For purposes of the summary below, ATLS after giving effect to the Spin-Off is referred to as “ATLS RemainCo.”

Atlas Financial Analyses

ATLS RemainCo Selected Public Companies Analysis. Citi performed a selected public companies analysis of ATLS RemainCo in which Citi reviewed certain financial and stock market information relating to ATLS and the following 12 selected companies that Citi in its professional judgment deemed generally relevant for comparative purposes as publicly traded entities that are general partners (“GPs”) of affiliated MLPs with operations in the natural resources industry (the “ATLS RemainCo selected companies”):

•	Alliance Holdings GP, L.P.

•	Crestwood Equity Partners LP

•	Energy Transfer Equity, L.P.

•	EnLink Midstream, LLC

•	Kinder Morgan, Inc.

•	NuStar GP Holdings, LLC

•	ONEOK, Inc.

•	Plains GP Holdings, L.P.

•	Spectra Energy Corp

•	Targa Resources Corp.

•	The Williams Companies, Inc.

•	Western Gas Equity Partners, LP

Citi reviewed, among other things, total GP values (calculated as implied equity values based on closing stock or unit prices on October 10, 2014 less cash plus total debt and less the value of assets other than GP interests and related IDRs and LP units) as a multiple of calendar year 2015 and calendar year 2016 estimated total cash flows to the GP from GP distributions, IDRs and LP units (“total GP cash flow”) on an after-tax basis. The overall low to high calendar year 2015 and calendar year 2016 estimated total GP cash flow multiples on an after-tax basis observed for the ATLS RemainCo selected companies were 16.3x to 44.4x (with a median, including the calendar year 2015 estimated total GP cash flow multiple on an after-tax basis observed for ATLS, of 22.7x) and 14.7x to 37.9x (with a median, including the calendar year 2016 estimated total GP cash flow multiple on an after-tax basis observed for ATLS, of 18.5x), respectively. Citi noted that the calendar year 2015 and calendar year 2016 estimated total GP cash flow multiples on an after-tax basis observed for ATLS were 16.3x and 14.8x, respectively. Citi then applied a selected range of calendar year 2015 and calendar year 2016 estimated total GP cash flow multiples of 18.0x to 24.0x and 15.5x to 21.0x, respectively, derived from the ATLS RemainCo selected companies to corresponding data of ATLS RemainCo. Financial data of the ATLS RemainCo selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of ATLS RemainCo was based on internal financial forecasts and other estimates of the management of ATLS.

This analysis indicated the following approximate implied per unit equity value reference range for ATLS RemainCo as compared to the implied ATLS Merger Consideration:

ATLS RemainCo Implied Per Unit Equity Value Reference Range	Implied ATLS Merger Consideration
$14.50 – $20.00	$31.13

ATLS RemainCo Dividend Discount Analysis. Citi performed a dividend discount analysis of ATLS RemainCo by calculating the estimated present value of the cash available for distribution per unit that ATLS RemainCo was forecasted to generate during the calendar years ending December 31, 2015 through December 31, 2019. Financial data of ATLS RemainCo was based on internal financial forecasts and other estimates of the management of ATLS. The terminal value for ATLS RemainCo was calculated by applying to ATLS RemainCo’s calendar year 2019 estimated cash available for distribution per unit a selected range of terminal value multiples of 15.5x to 21.0x. The present values (as of January 1, 2015) of the cash available for distribution per unit and terminal value were then calculated using discount rates ranging from 9.4% to 10.7%.

This analysis indicated the following approximate implied per unit equity value reference range for ATLS RemainCo as compared to the implied ATLS Merger Consideration:

ATLS RemainCo Implied Per Unit Equity Value Reference Range	Implied ATLS Merger Consideration
$25.10 – $33.96	$31.13

APL Selected Public Companies Analysis. Citi performed a selected public companies analysis of APL in which Citi reviewed certain financial and stock market information relating to APL and the following eight selected companies that Citi in its professional judgment deemed generally relevant for comparative purposes as publicly traded MLPs with operations in the midstream energy industry (the “APL selected companies”):

•	Access Midstream Partners, L.P.

•	Crestwood Midstream Partners LP

•	DCP Midstream Partners, LP

•	Enable Midstream Partners, LP

•	MarkWest Energy Partners, L.P.

•	Martin Midstream Partners L.P.

•	Regency Energy Partners LP

•	Targa Resources Partners LP

Citi reviewed, among other things, enterprise values as a multiple of calendar year 2015 and calendar year 2016 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), and unit prices (as of October 10, 2014) as a multiple of calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit. Citi also reviewed estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividend yields. The overall low to high calendar year 2015 and calendar year

2016 estimated EBITDA multiples, calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit multiples, estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividends yields observed for the APL selected companies were as follows:

•	calendar year 2015 estimated EBITDA multiple: 11.1x to 14.8x (with a median of 13.7x)

•	calendar year 2016 estimated EBITDA multiple: 9.4x to 13.1x (with a median of 11.0x)

•	calendar year 2015 estimated distributable cash flow per unit multiple: 10.2x to 18.2x (with a median of 14.8x)

•	calendar year 2016 estimated distributable cash flow per unit multiple: 9.3x to 16.5x (with a median of 13.1x)

•	estimated indicative dividend yield: 4.0% to 9.1% (with a median of 5.4%)

•	calendar year 2015 estimated dividend yield: 4.7% to 9.4% (with a median of 6.1%)

•	calendar year 2016 estimated dividend yield: 5.3% to 10.1% (with a median of 6.7%)

Citi noted that the calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for APL were 13.7x and 11.0x, respectively, the calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit multiples observed for APL were 12.3x and 10.6x, respectively, the estimated indicative (as of October 10, 2014) dividend yield observed for APL was 7.5% and the calendar year 2015 and calendar year 2016 estimated dividend yields observed for APL were 8.0% and 8.5%, respectively. Citi then applied the following selected ranges of calendar year 2015 and calendar year 2016 estimated EBITDA multiples, calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit multiples, estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividends yields derived from the APL selected companies to corresponding data of APL:

•	calendar year 2015 estimated EBITDA multiple: 12.0x to 14.0x

•	calendar year 2016 estimated EBITDA multiple: 10.0x to 11.5x

•	calendar year 2015 estimated distributable cash flow per unit multiple: 10.5x to 13.5x

•	calendar year 2016 estimated distributable cash flow per unit multiple: 9.5x to 13.0x

•	estimated indicative dividend yield: 8.25% to 6.25%

•	calendar year 2015 estimated dividend yield: 8.5% to 7.0%

•	calendar year 2016 estimated dividend yield: 9.0% to 7.5%

Financial data of the APL selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of APL was based on internal financial forecasts and other estimates of the management of APL.

This analysis indicated the following approximate implied per unit equity value reference range for APL as compared to the closing price per APL common unit on October 10, 2014:

APL Implied Per Unit Equity Value Reference Range	APL Closing Unit Price on October 10, 2014
$29.00 – $38.00	$33.62

APL Selected Precedent Transactions Analysis. Citi performed a selected precedent transactions analysis of APL in which Citi reviewed certain financial terms of the following 24 selected precedent transactions that Citi in its professional judgment deemed generally relevant for comparative purposes as transactions involving target entities in the hydrocarbon gathering and processing industries (the “selected G&P precedent transactions”) and the following 11 selected precedent transactions that Citi in its professional judgment deemed generally relevant for comparative purposes as transactions involving target MLPs in the midstream energy industry (the “selected MLP precedent transactions” and, together with the selected G&P precedent transactions, the “APL selected precedent transactions”):

Selected G&P Precedent Transactions:

Announcement Date	Acquiror	Target
June 12, 2014	• Southcross Energy Partners, L.P.	• TexStar Midstream Services LP
December 23, 2013	• Regency Energy Partners, L.P.	• Eagle Rock Energy Partners, L.P.
October 21, 2013	• Crosstex Energy, Inc.	• Devon Energy Corporation
October 10, 2013	• Crestwood Midstream Partners, L.P.	• Arrow Midstream Holdings, LLC
April 16, 2013	• Atlas Pipeline Partners, L.P.	• TEAK Midstream, L.L.C.
March 15, 2013	• CenterPoint Energy, Inc.	• OGE/ArcLight Corp. / ArcLight Capital Partners, LLC
February 27, 2013	• Regency Energy Partners, L.P.	• Southern Union Gathering Co.
December 11, 2012	• Access Midstream Partners, L.P.	• Chesapeake Energy Corporation
December 3, 2012	• Atlas Pipeline Partners, L.P.	• Cardinal Midstream, LLC
November 15, 2012	• Targa Resources Partners, L.P.	• Saddle Butte Pipeline, LLC
August 20, 2012	• Tallgrass Energy Partners, L.P.	• Kinder Morgan Energy Partners, L.P.
May 21, 2012	• NGL Energy Partners, L.P.	• High Sierra Energy, L.P.
May 7, 2012	• MarkWest Energy Partners, L.P.	• Keystone Midstream Services, LLC
April 10, 2012	• Penn Virginia Resource Partners, L.P.	• Chief E&D Holdings, L.P.
March 19, 2012	• Williams Partners, L.P.	• Caiman Eastern Midstream, LLC
February 27, 2012	• Crestwood Midstream Partners, L.P.	• Antero Resources Appalachian Corp.
December 12, 2011	• MarkWest Energy Partners, L.P.	• The Energy & Minerals Group
May 5, 2011	• Kinder Morgan Energy Partners, L.P.	• Petrohawk Energy Corp.
March 22, 2011	• Anadarko Petroleum Corp.	• BP Plc
February 18, 2011	• Crestwood Midstream Partners, L.P.	• Frontier Gas Services, LLC
January 18, 2011	• Western Gas Partners, L.P.	• Encana Oil & Gas, Inc.
July 28, 2010	• Enbridge Energy Partners, L.P.	• Atlas Pipeline Partners, L.P.
April 13, 2010	• Kinder Morgan Energy Partners, L.P.	• Petrohawk Energy Corp.
April 1, 2010	• Enterprise Products Partners, L.P.	• M2 Midstream, LLC

Selected MLP Precedent Transactions:

Announcement Date	Acquiror	Target
October 1, 2014	• Enterprise Products Partners L.P.	• Oiltanking Partners L.P.
August 10, 2014	• Kinder Morgan, Inc.	• El Paso Pipeline Partners, L.P.
August 10, 2014	• Kinder Morgan, Inc.	• Kinder Morgan Energy Partners, L.P.
June 15, 2014	• The Williams Companies, Inc.	• Access Midstream Partners, L.P.
October 10, 2013	• Regency Energy Partners, L.P.	• PVR Partners, L.P.
May 6, 2013	• Inergy Midstream, L.P.	• Crestwood Midstream Partners LP
January 29, 2013	• Kinder Morgan Energy Partners, L.P.	• Copano Energy, L.L.C.
June 29, 2009	• Enterprise Products Partners L.P.	• TEPPCO Partners, L.P.
June 12, 2006	• Plains All American Pipeline, L.P.	• Pacific Energy Partners, L.P.
November 1, 2004	• Valero L.P.	• Kaneb Pipe Line Partners, L.P.
December 14, 2003	• Enterprise Products Partners L.P.	• GulfTerra Energy Partners, L.P.

Citi reviewed, among other things, transaction values (calculated as the enterprise value implied for the target entity based on the consideration payable in the APL selected precedent transaction) as a multiple of the target entity’s next 12 months estimated EBITDA. The overall low to high next 12 months estimated EBITDA multiples observed for the selected G&P precedent transactions and the selected MLP precedent transactions were 8.2x to 41.7x (with a mean of 13.1x and median of 11.0x) and 7.9x to 24.2x, respectively. Citi then applied a selected range of next 12 months estimated EBITDA multiples of 13.0x to 14.5x derived from the APL selected precedent transactions to corresponding data of APL. Financial data of the APL selected precedent transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of APL was based on internal financial forecasts and other estimates of the management of APL.

This analysis indicated the following approximate implied per unit equity value reference range for APL as compared to the closing price per APL common unit on October 10, 2014:

APL Implied Per Unit Equity Value Reference Range	APL Closing Unit Price on October 10, 2014
$30.25 – $37.25	$33.62

APL Dividend Discount Analysis. Citi performed a dividend discount analysis of APL by calculating the estimated present value of distributable cash flow per unit that APL was forecasted to generate during the calendar years ending December 31, 2015 through December 31, 2019. Financial data of APL was based on internal financial forecasts and other estimates of the management of APL. The terminal value for APL was calculated by applying to APL’s calendar year 2019 estimated distributable cash flow per unit a selected range of terminal value multiples of 10.0x to 13.0x. The present values (as of January 1, 2015) of the distributable cash flow per unit and terminal value were then calculated using discount rates ranging from 8.4% to 10.5%.

This analysis indicated the following approximate implied per unit equity value reference range for APL as compared to the closing price per APL common unit on October 10, 2014:

APL Implied Per Unit Equity Value Reference Range	APL Closing Unit Price on October 10, 2014
$35.81 – $46.26	$33.62

ATLS RemainCo Sum-of-the Parts Selected Public Companies Analysis. Citi performed a sum-of-the-parts selected public companies analysis of the GP interests and related IDRs of ATLS RemainCo in APL and the APL common units owned by ATLS RemainCo. In evaluating the GP interests and related IDRs of ATLS RemainCo in APL, Citi reviewed certain financial and stock market information relating to ATLS and the ATLS RemainCo selected companies. Citi reviewed, among other things, GP values (calculated as implied equity values based on closing stock or unit prices on October 10, 2014 less cash plus total debt and less the value of assets other than GP interests and IDRs) as a multiple of calendar year 2015 and calendar year 2016 estimated cash flows to the GP from GP distributions and IDRs (the “GP/IDR cash flow”) on an after-tax basis.

In evaluating the APL common units owned by ATLS RemainCo, Citi reviewed certain financial and stock market information relating to APL and the APL selected companies. Citi reviewed, among other things, enterprise values as a multiple of calendar year 2015 and calendar year 2016 estimated EBITDA and unit prices (as of October 10, 2014) as a multiple of calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit. Citi also reviewed estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividend yields. These implied multiples and dividend yields are more fully described above under “—APL Selected Public Companies Analysis.”

The overall low to high calendar year 2015 and calendar year 2016 estimated GP/IDR cash flow multiples observed for the ATLS RemainCo selected companies on an after-tax basis were 18.5x to 68.8x (with a median, including the calendar year 2015 estimated GP/IDR cash flow multiple on an after-tax basis observed for ATLS, of 32.4x) and 16.3x to 39.1x (with a median, including the calendar year 2016 estimated GP/IDR cash flow multiple on an after-tax basis observed for ATLS, of 25.7x), respectively. Citi noted that the calendar year 2015 and calendar year 2016 estimated GP/IDR cash flow multiples on an after-tax basis observed for ATLS RemainCo were 28.0x and 22.7x, respectively. In evaluating the GP interests and related IDRs of ATLS RemainCo in APL, Citi applied a selected range of calendar year 2015 and calendar year 2016 estimated GP/IDR cash flow multiples of 26.0x to 33.0x and 19.0x to 27.0x, respectively, derived from the ATLS RemainCo selected companies to corresponding data of ATLS RemainCo. In evaluating the APL common units owned by ATLS RemainCo, Citi applied the selected ranges of calendar year 2015 and calendar year 2016 estimated EBITDA multiples, calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit multiples, estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividends yields derived from the APL selected companies noted above under “—APL Selected Public Companies Analysis” to corresponding data of APL. Financial data of the ATLS RemainCo selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of ATLS RemainCo was based on internal financial forecasts and other estimates of the management of ATLS.

The analysis of the GP interests and related IDRs of ATLS RemainCo in APL and the analysis of the APL common units owned by ATLS RemainCo indicated the following aggregate approximate implied per unit equity value reference range for ATLS RemainCo as compared to the implied ATLS Merger Consideration:

ATLS RemainCo Implied Per Unit Equity Value Reference Range	Implied ATLS Merger Consideration
$16.53 – $22.64	$31.13

ATLS RemainCo Sum-of-the-Parts Selected Precedent Transactions Analysis. Citi performed a sum-of-the-parts selected precedent transactions analysis of the GP interests and related IDRs of ATLS RemainCo in APL and the APL common units owned by ATLS RemainCo. In evaluating the GP interests and related IDRs of ATLS RemainCo in APL, Citi reviewed certain financial terms of the following 18 selected precedent transactions that Citi in its professional judgment deemed generally relevant for comparative purposes as transactions involving GPs of MLPs in the natural resources industry (the “GP selected precedent transactions”):

Announcement Date	Acquiror	Target
October 1, 2014	• Enterprise Products Partners, L.P.	• OTLP GP, LLC
June 15, 2014	• The Williams Companies, Inc.	• Global Infrastructure Partners II
May 6, 2013	• Inergy, L.P.	• Crestwood Holdings Partners, LLC
December 28, 2010	• Genesis Energy, L.P.	• Quintana Capital Group / Genesis Energy, L.P. Management
September 21, 2010	• Penn Virginia Resource Partners, L.P.	• Penn Virginia GP Holdings, L.P.
September 20, 2010	• Natural Resources Partners, L.P.	• NRG (GP) LP
August 9, 2010	• Inergy, L.P.	• Inergy Holdings, LP
June 11, 2010	• Buckeye Partners, L.P.	• Buckeye GP Holding, L.P.
February 5, 2010	• Quintana Capital Group	• Denbury Resources, Inc.
March 3, 2009	• Magellan Midstream Partners, L.P.	• Magellan Midstream Holdings, L.P.
September 5, 2007	• MarkWest Energy Partners, L.P.	• MarkWest Hydrocarbon, Inc.
May 7, 2007	• Enterprise GP Holdings L.P.	• Insiders
November 1, 2006	• Energy Transfer Equity, L.P.	• Energy Transfer Investments, L.P.
February 24, 2005	• Enterprise GP Holdings L.P.	• Duke Energy Field Services, LLC
December 15, 2003	• Enterprise Products Partners, L.P.	• El Paso Corporation
October 3, 2003	• The Goldman Sachs Group, Inc.	• El Paso Corporation
March 3, 2000	• Duke Energy Field Services, LLC	• Duke Energy Corporation
July 8, 1999	• KN Energy, Inc.	• Kinder Morgan, Inc.

Citi reviewed, among other things, transaction values (calculated as the enterprise value implied for the GP based on the consideration payable in the GP selected precedent transaction less the value of assets other than GP interests and related IDRs) as a multiple of the GP’s next 12 months estimated GP/IDR cash flow.

In evaluating the APL common units owned by ATLS RemainCo, Citi reviewed certain financial terms of the APL selected precedent transactions. Citi reviewed, among other things, transaction values (calculated as the enterprise value implied for the target entity based on the consideration payable in the APL selected precedent transaction) as a multiple of the target entity’s next 12 months estimated EBITDA as more fully described above under “—APL Selected Precedent Transactions Analysis.”

The overall low to high next 12 months estimated GP/IDR cash flow multiples observed for the GP selected precedent transactions were 8.1x to 49.4x (with a mean of 18.2x and median of 16.3x). In evaluating the GP interests and related IDRs of ATLS RemainCo in APL, Citi applied a selected range of next 12 months estimated GP/IDR cash flow multiples of 28.0x to 35.0x derived from the GP selected precedent transactions to corresponding data of ATLS RemainCo. In evaluating the APL common units owned by ATLS RemainCo, Citi applied the selected range of next 12 months estimated EBITDA multiples noted above under “—APL Selected Precedent Transactions Analysis” to corresponding data of APL. Financial data of the GP selected precedent transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of ATLS RemainCo was based on internal financial forecasts and other estimates of the management of ATLS.

The analysis of the GP interests and related IDRs of ATLS RemainCo in APL and the analysis of the APL common units owned by ATLS RemainCo indicated the following aggregate approximate implied per unit equity value reference range for ATLS RemainCo as compared to the implied ATLS Merger Consideration:

ATLS RemainCo Implied Per Unit Equity Value Reference Range	Implied ATLS Merger Consideration
$18.11 – $22.97	$31.13

ATLS RemainCo Sum-of-the-Parts Dividend Discount Analysis. Citi performed a sum-of-the-parts dividend discount analysis of the GP interests and related IDRs of ATLS RemainCo in APL and the APL common units owned by ATLS RemainCo by calculating the estimated present value of the GP/IDR cash flow that ATLS RemainCo was forecasted to generate and distributable cash flow per APL common unit owned by ATLS RemainCo that APL was forecasted to generate during the calendar years ending December 31, 2015 through December 31, 2019. Financial data of ATLS RemainCo and APL were based on internal financial forecasts and other estimates of the managements of ATLS and APL. The terminal value for the GP/IDR cash flow that ATLS RemainCo was forecasted to generate was calculated by applying to ATLS RemainCo’s calendar year 2019 estimated GP/IDR cash flow a selected range of terminal value multiples of 19.0x to 27.0x. The present values (as of January 1, 2015) of the GP/IDR cash flow and terminal value were then calculated using discount rates ranging from 9.4% to 10.7%. The terminal value for the distributable cash flow per APL common unit that APL was forecasted to generate and the present values (as of January 1, 2015) of such distributable cash flow and terminal value were calculated as described above under “—APL Dividend Discount Analysis.”

The analysis of the GP interests and related IDRs of ATLS RemainCo in APL and the analysis of the APL common units owned by ATLS RemainCo indicated the following aggregate approximate implied per unit equity value reference range for ATLS RemainCo as compared to the implied ATLS Merger Consideration:

ATLS RemainCo Implied Per Unit Equity Value Reference Range	Implied ATLS Merger Consideration
$28.03 – $39.58	$31.13

Targa Financial Analyses

TRC Selected Public Companies Analysis. Citi performed a selected public companies analysis of TRC in which Citi reviewed certain financial and stock market information relating to TRC and the following 12 selected companies that Citi in its professional judgment deemed generally relevant for comparative purposes as publicly traded entities that are GPs of affiliated MLPs with operations in the natural resource industry (the “TRC selected companies”):

•	Alliance Holdings GL, L.P.

•	Atlas Energy, L.P.

•	Crestwood Equity Partners LP

•	Energy Transfer Equity, L.P.

•	EnLink Midstream, LLC

•	Kinder Morgan, Inc.

•	NuStar GP Holdings, LLC

•	ONEOK, Inc.

•	Plains GP Holdings, L.P.

•	Spectra Energy Corp

•	The Williams Companies, Inc.

•	Western Gas Equity Partners, LP

Citi reviewed, among other things, total GP values as a multiple of calendar year 2015 and calendar year 2016 estimated total GP cash flow on an after-tax basis. The overall low to high calendar year 2015 and calendar year 2016 estimated total GP cash flow multiples on an after-tax basis observed for the TRC selected companies were 16.3x to 44.4x (with a median, including the calendar year 2015 estimated total GP cash flow multiple on an after-tax basis observed for TRC, of 22.7x) and 14.7x to 37.9x (with a median, including the calendar year 2016 estimated total GP cash flow multiple on an after-tax basis observed for TRC, of 18.5x), respectively. Citi noted that the calendar year 2015 and calendar year 2016 estimated total GP cash flow multiples on an after-tax basis observed for TRC were 33.6x and 27.8x, respectively. Citi then applied a selected range of calendar year 2015 and calendar year 2016 estimated total GP cash flow multiples of 30.0x to 37.0x and 25.0x to 31.0x, respectively, derived from the TRC selected companies to corresponding data of TRC. Financial data of the TRC selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of TRC was based on internal financial forecasts and other estimates of the management of TRC.

This analysis indicated the following approximate implied per share equity value reference range for TRC as compared to the closing price per share of TRC common stock on October 10, 2014:

TRC Implied Per Share Equity Value Reference Range	TRC Closing Common Stock Price on October 10, 2014
$108.75 – $135.00	$121.65

TRC Dividend Discount Analysis. Citi performed a dividend discount analysis of TRC by calculating the estimated present value of the cash available for dividends per share that TRC was forecasted to generate during the calendar years ending December 31, 2015 through December 31, 2018. Financial data of TRC was based on internal financial forecasts and other estimates of the management of TRC. The terminal value for TRC was calculated by applying to TRC’s calendar year 2018 estimated cash available for dividends per share a selected range of terminal value multiples of 28.0x to 35.0x. The present values (as of January 1, 2015) of the cash available for dividends per share and terminal value were then calculated using discount rates ranging from 8.5% to 10.6%.

This analysis indicated the following approximate implied per share equity value reference range for TRC as compared to the closing price per share of TRC common stock on October 10, 2014:

TRC Implied Per Share Equity Value Reference Range	TRC Closing Common Stock Price on October 10, 2014
$111.65 – $146.00	$121.65

TRP Selected Public Companies Analysis. Citi performed a selected public companies analysis of TRP in which Citi reviewed certain financial and stock market information relating to TRP and the following 11 selected companies that Citi in its professional judgment deemed generally relevant for comparative purposes as publicly traded MLPs with operations in the midstream energy industry (the “TRP selected companies”):

•	Access Midstream Partners, L.P.

•	Atlas Pipeline Partners, L.P.

•	Crestwood Midstream Partners LP

•	DCP Midstream Partners, LP

•	Enable Midstream Partners, LP

•	Energy Transfer Partners, L.P.

•	Enterprise Products Partners L.P.

•	MarkWest Energy Partners, L.P.

•	ONEOK Partners, L.P.

•	Regency Energy Partners LP

•	Williams Partners L.P.

Citi reviewed, among other things, enterprise values as a multiple of calendar year 2015 and calendar year 2016 estimated EBITDA and unit prices (as of October 10, 2014) as a multiple of calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit. Citi also reviewed estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividend yields. The overall low to high calendar year 2015 and calendar year 2016 estimated EBITDA multiples, calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit multiples, estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividends yields observed for the TRP selected companies were as follows:

•	calendar year 2015 estimated EBITDA multiple: 11.1x to 16.2x (with a median of 14.5x)

•	calendar year 2016 estimated EBITDA multiple: 9.4x to 15.1x (with a median of 12.5x)

•	calendar year 2015 estimated distributable cash flow per unit multiple: 10.2x to 18.2x (with a median of 14.6x)

•	calendar year 2016 estimated distributable cash flow per unit multiple: 9.3x to 16.5x (with a median of 13.2x)

•	estimated indicative dividend yield: 4.0% to 8.6% (with a median of 5.8%)

•	calendar year 2015 estimated dividend yield: 4.2% to 9.4% (with a median of 6.6%)

•	calendar year 2016 estimated dividend yield: 4.4% to 10.1% (with a median of 6.9%)

Citi noted that the calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for TRP were 14.4x and 13.1x, respectively, the calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit multiples observed for TRP were 15.3x and 14.3x, respectively, the estimated indicative (as of October 10, 2014) dividend yield observed for TRP was 4.9% and the calendar year 2015 and calendar year 2016 estimated dividend yields observed for TRP were 5.4% and 5.8%, respectively. Citi then applied the following selected ranges of calendar year 2015 and calendar year 2016 estimated EBITDA multiples, calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit multiples, estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividends yields derived from the TRP selected companies to corresponding data of TRP:

•	calendar year 2015 estimated EBITDA multiple: 14.0x to 15.5x

•	calendar year 2016 estimated EBITDA multiple: 12.5x to 14.5x

•	calendar year 2015 estimated distributable cash flow per unit multiple: 14.0x to 16.5x

•	calendar year 2016 estimated distributable cash flow per unit multiple: 13.5x to 16.0x

•	estimated indicative dividend yield: 5.25% to 4.00%

•	calendar year 2015 estimated dividend yield: 5.75% to 4.25%

•	calendar year 2016 estimated dividend yield: 6.25% to 4.50%

Financial data of the TRP selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of TRP was based on internal financial forecasts and other estimates of the management of TRP.

This analysis indicated the following approximate implied per share equity value reference range for TRP as compared to the closing price per unit of TRP common units on October 10, 2014:

TRP Implied Per Unit Equity Value Reference Range	TRP Closing Common Unit Price on October 10, 2014
$59.50 – $76.25	$63.98

TRP Dividend Discount Analysis. Citi performed a dividend discount analysis of TRP by calculating the estimated present value of distributable cash flow per unit that TRP was forecasted to generate during the calendar years ending December 31, 2015 through December 31, 2018. Financial data of TRP was based on internal financial forecasts and other estimates of the management of TRP. The terminal value for TRP was calculated by applying to TRP’s calendar year 2018 estimated distributable cash flow per unit a selected range of terminal value multiples of 13.5x to 16.5x. The present values (as of January 1, 2015) of the distributable cash flow per unit and terminal value were then calculated using discount rates ranging from 7.3% to 8.9%.

This analysis indicated the following approximate implied per share equity value reference range for TRP as compared to the closing price per unit of TRP common units on October 10, 2014:

TRP Implied Per Unit Equity Value Reference Range	TRP Closing Common Unit Price on October 10, 2014
$60.80 – $74.77	$63.98

TRC Sum-of-the-Parts Selected Public Companies Analysis. Citi performed a sum-of-the-parts selected public companies analysis of the GP interests and related IDRs of TRC in TRP and the TRP common units owned by TRC. In evaluating the GP interests and related IDRs of TRC in TRP, Citi reviewed certain financial and stock market information relating to TRC and the TRC selected companies. Citi reviewed, among other things, GP values as a multiple of calendar year 2015 and calendar year 2016 estimated GP/IDR cash flows on an after-tax basis.

In evaluating the TRP common units owned by TRC, Citi reviewed certain financial and stock market information relating to TRP and the TRP selected companies. Citi reviewed, among other things, enterprise values as a multiple of calendar year 2015 and calendar year 2016 estimated EBITDA and unit prices (as of October 10, 2014) as a multiple of calendar year 2015 and calendar year 2016 estimated distributable cash flow per unit. Citi also reviewed estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividend yields. These implied multiples and dividend yields are more fully described above under “—TRP Selected Public Companies Analysis.”

The overall low to high calendar year 2015 and calendar year 2016 estimated GP/IDR cash flow multiples on an after-tax basis observed for the TRC selected companies were 18.5x to 68.8x (with a median, including the calendar year 2015 estimated GP/IDR cash flow multiple on an after-tax basis observed for TRC, of 32.4x) and 16.3x to 39.1x (with a median, including the calendar year 2016 estimated GP/IDR cash flow multiple on an after-tax basis observed for TRC, of 25.7x), respectively. Citi noted that the calendar year 2015 and calendar year 2016 estimated GP/IDR cash flow multiples on an after-tax basis observed for TRC were 39.6x and 31.5x, respectively. In evaluating the GP interests and related IDRs of TRC in TRP, Citi applied a selected range of calendar year 2015 and calendar year 2016 estimated GP/IDR cash flow multiples of 33.0x to 45.0x and 28.0x to 38.0x, respectively, derived from the TRC selected companies to corresponding data of TRC. In evaluating the TRP common units owned by TRC, Citi applied the selected ranges of calendar year 2015 and calendar year 2016 estimated EBITDA multiples, calendar year 2015 and calendar year 2016 estimated distributable cash flow multiples, estimated indicative (as of October 10, 2014) dividend yields and calendar year 2015 and calendar year 2016 estimated dividends yields derived from the TRP selected companies noted above under “—TRP Selected Public Companies Analysis” to corresponding data of TRP. Financial data of the TRC selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of TRC was based on internal financial forecasts and other estimates of the management of TRC.

The analysis of the GP interests and related IDRs of TRC in TRP and the analysis of the TRP common units owned by TRC indicated the following approximate implied per share equity value reference range for TRC as compared to the closing price per share of TRC common stock on October 10, 2014:

TRC Implied Per Share Equity Value Reference Range	TRC Closing Common Stock Price on October 10, 2014
$105.80 – $143.47	$121.65

TRC Sum-of-the-Parts Dividend Discount Analysis. Citi performed a sum-of-the-parts dividend discount analysis of the GP interests and related IDRs of TRC in TRP and the TRP common units owned by TRC by calculating the estimated present value of the GP/IDR cash flow that TRC was forecasted to generate and distributable cash flow per TRP common unit owned by TRC that TRP was forecasted to generate during the calendar years ending December 31, 2015 through December 31, 2018. Financial data of TRC and TRP were based on internal financial forecasts and other estimates of the managements of TRC and TRP. The terminal value for the GP/IDR cash flow that TRC was forecasted to generate was calculated by applying to TRC’s calendar year 2018 estimated GP/IDR cash flow a selected range of terminal value multiples of 30.0x to 40.0x. The present values (as of January 1, 2015) of the GP/IDR cash flow and terminal value were then calculated using discount rates ranging from 8.5% to 10.6%. The terminal value for the distributable cash flow per TRP common unit that TRP was forecasted to generate and the present values (as of January 1, 2015) of such distributable cash flow and terminal value were calculated as described above under “—TRP Dividend Discount Analysis.”

The analysis of the GP interests and related IDRs of TRC in TRP and the analysis of the TRP common units owned by TRC indicated the following approximate implied per share equity value reference range for TRC as compared to the closing price per share of TRC common stock on October 10, 2014:

TRC Implied Per Share Equity Value Reference Range	TRC Closing Common Stock Price on October 10, 2014
$107.10 – $145.91	$121.65

Additional Information

Citi observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was referenced for informational purposes, including, among other things, the following:

Accretion/Dilution. Citi reviewed the potential pro forma financial effect of the proposed ATLS Merger and the other Transactions on TRC’s calendar years ending December 31, 2015 through December 31, 2017 estimated cash available for dividends per share and APL’s and TRP’s respective calendar years ending December 31, 2015 through December 31, 2017 estimated distributable cash flow per unit, based on the merger consideration payable by TRP in the APL Merger excluding the $1.26 per APL common unit cash portion of the merger consideration and after taking into account potential strategic implications and operational benefits anticipated by the managements of Atlas to result from the APL Merger. Financial data of TRC, APL and TRP were based on internal financial forecasts and other estimates of the respective managements of TRC, APL and TRP. This review indicated the following:

•	relative to TRC’s estimated dividends per share on a standalone basis, the proposed ATLS Merger and the other Transactions could be accretive by approximately 5.5% in calendar year 2015, approximately 16.2% in calendar year 2016 and approximately 26.7% in calendar year 2017;

•	relative to APL’s estimated distributions per unit on a standalone basis, the proposed ATLS Merger and the other Transactions could be dilutive by approximately (22.4)% in calendar year 2015, approximately (20.6)% in calendar year 2016 and approximately (21.5)% in calendar year 2017; and

•	relative to TRP’s estimated distributions per unit on a standalone basis, the proposed ATLS Merger and the other Transactions could be accretive by approximately 3.5% in calendar year 2015, approximately 4.5% in calendar year 2016 and approximately 5.3% in calendar year 2017.

Actual results achieved by TRC, APL and TRP may vary from forecasted results and variations may be material.

Other. Citi also observed the following:

•	historical price performance of APL common units during the 52-week period ended October 10, 2014, which indicated a 52-week low to high per unit price range for APL common units of $26.88 to $40.02 as compared to the closing price of APL common units on October 10, 2014 of $33.62 per unit;

•	historical price performance of TRC common stock during the 52-week period ended October 10, 2014, which indicated a 52-week low to high per share range for TRC common stock of $72.62 to $160.97 as compared to the closing price of TRC common stock on October 10, 2014 of $121.65 per share;

•	historical price performance of TRP common units during the 52-week period ended October 10, 2014, which indicated a 52-week low to high per unit price range for TRP common units of $48.09 to $83.49 as compared to the closing price of TRP common units on October 10, 2014 of $63.98 per unit;

•	publicly available research analysts’ price targets for APL common units, which indicated standalone price targets for APL common units of $35.00 to $40.00 as compared to the closing price of APL common units on October 10, 2014 of $33.62 per unit;

•	publicly available research analysts’ price targets for TRC common stock, which indicated standalone price targets for TRC common stock of $125.00 to $161.00 as compared to the closing price of TRC common stock on October 10, 2014 of $121.65 per share; and

•	publicly available research analysts’ price targets for TRP common units, which indicated standalone price targets for TRP common units of $65.00 to $78.00 as compared to the closing price of TRP common units on October 10, 2014 of $63.98 per unit.

Miscellaneous

Atlas have agreed to pay Citi for its services in connection with the ATLS Mergers an aggregate fee of $15.0 million, of which $3.5 million is payable contingent upon consummation of the ATLS Merger and $10 million is payable contingent upon consummation of the APL Merger. In addition, Atlas have agreed to reimburse Citi for certain expenses, including reasonable fees and expenses of counsel, and to indemnify Citi and certain related parties against liabilities, including liabilities under federal securities laws, arising from Citi’s engagement.

Citi and its affiliates in the past have provided, currently are providing and in the future may provide services to Atlas and certain of their respective affiliates unrelated to the proposed ATLS Merger and the other Transactions, for which services Citi and its affiliates received and may receive compensation including, during the two-year period prior to the date of its opinion, having acted or acting as (i) financial advisor to APL and certain related entities in various acquisition and disposition transactions and (ii) a bookrunner, underwriter, agent, lender or arranger, as the case may be, with respect to certain securities offerings and credit facilities of ATLS, APL and certain related entities. Citi and its affiliates also in the past have provided, currently are providing and in the future may provide services to Targa and certain of their respective affiliates unrelated to the proposed ATLS Merger and the other Transactions, for which services Citi and its affiliates received and may receive compensation including, during the two-year period prior to the date of its opinion, having acted or acting as a bookrunner, agent, lender or manager, as the case may be, with respect to certain securities offerings and credit facilities of TRC and TRP. During such two year-period, Citi received for such services aggregate fees of approximately $32 million from Atlas and approximately $3.5 million from Targa. Citi expects that it and certain of its affiliates will be acting as joint lead arranger and joint bookrunner for, and as a lender under, certain financings to be undertaken in connection with the Spin-Off, for which services Citi and such affiliates will receive compensation. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Atlas, Targa, New Atlas and their respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Atlas, Targa, New Atlas and their respective affiliates.

ATLS and APL selected Citi to act as their financial advisor in connection with the ATLS Merger and the other Transactions based on Citi’s reputation, experience and familiarity with ATLS, APL and their respective businesses. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Opinion of Deutsche Bank Securities Inc.

Deutsche Bank acted as a financial advisor to ATLS in connection with the proposed ATLS Merger. At the October 12, 2014 meeting of the ATLS GP Board, Deutsche Bank rendered its oral opinion to the ATLS GP Board to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s written opinion described below, the ATLS Merger Consideration of 0.1809 shares of TRC common stock and $9.12 in cash to be paid to the holders of ATLS common units pursuant to the ATLS Merger Agreement was fair, from a financial point of view, to such holders (excluding TRC and its affiliates). In connection with the execution of the ATLS Merger Agreement on October 13, 2014, Deutsche Bank rendered a written opinion to the ATLS GP Board to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s written opinion described below, the ATLS Merger Consideration of 0.1809 shares of TRC common stock and $9.12 in cash to be paid to the holders of ATLS common units pursuant to the ATLS Merger Agreement was fair, from a financial point of view, to such holders (excluding TRC and its affiliates).

The full text of Deutsche Bank’s written opinion, dated as of October 13, 2014, which sets forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex E and is incorporated herein by reference in its entirety. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the ATLS GP Board in connection with and for the purpose of its evaluation of the ATLS Merger. Deutsche Bank’s opinion was limited to the fairness of the ATLS Merger Consideration, from a financial point of view, to the holders of ATLS common units (excluding TRC and its affiliates) as of the date of the opinion. While Deutsche Bank gave effect to the Spin-Off and the APL Merger in reaching its opinion, Deutsche Bank’s opinion addressed only the fairness of the ATLS Merger Consideration from a financial point of view to the holders of outstanding ATLS common units (excluding TRC and its affiliates) pursuant to the ATLS Merger Agreement. Deutsche Bank expressed no view on, and its opinion did not address any other terms of the ATLS Merger Agreement or the ATLS Merger or any terms of the APL Merger Agreement, the Separation Agreement or any other agreement entered into or to be entered into in connection with the ATLS Merger, the APL Merger or the Spin-Off. Deutsche Bank was not asked to, and its opinion did not, address the fairness of the ATLS Merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of ATLS, nor did it address the fairness of the contemplated benefits of the ATLS Merger. Deutsche Bank did not consider, and its opinion did not address, the relative fairness of the ATLS Merger Consideration as compared with the APL Merger Consideration. Deutsche Bank expressed no opinion as to the merits of the underlying decision by ATLS to engage in the ATLS Merger or the relative merits of the ATLS Merger (or any other transaction contemplated by the Separation Agreement or the APL Merger Agreement) as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and its opinion did not constitute a recommendation, as to how any holder of ATLS common units should vote with respect to the ATLS Merger or any other matter. Also, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors or employees of ATLS, APL, the businesses that will be owned by New Atlas following the Spin-Off (the “Transferred Business”) (including ARP), TRC or TRP, or any class of such persons, in connection with the ATLS Merger whether relative to the ATLS Merger Consideration or otherwise. Deutsche Bank’s opinion did not in any manner address what the value of the TRC common stock will be when issued pursuant to the ATLS Merger or the prices at which the ATLS common units, the APL common units, the ARP common units, the TRC common stock, the TRP common units, the New Atlas common units or any other securities will trade following the announcement or consummation of the ATLS Merger.
In connection with its role as financial advisor to ATLS, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning ATLS, APL, the Transferred Business (including the business of ARP), TRC and TRP. Deutsche Bank also reviewed certain internal analyses, financial forecasts and other information relating to ATLS, APL and the Transferred Business (including ARP) prepared by management of ATLS and certain internal analyses, financial forecasts and other information relating to TRC, TRP and the combined companies formed by the ATLS Merger and the APL Merger prepared by management of TRC and TRP, in each case approved for Deutsche Bank’s use by ATLS. Deutsche Bank also held discussions with certain senior officers and other representatives of ATLS regarding the businesses and prospects of ATLS, APL and the Transferred Business (including ARP) and with certain senior officers of TRC and TRP regarding the businesses and prospects of TRC, TRP and the combined companies formed by the ATLS Merger and the APL Merger. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the ATLS common units, the APL common units, the ARP common units, the TRC common stock and the TRP common units;

•	compared certain financial and stock market information for ATLS, APL, ARP, TRC and TRP with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which it deemed relevant;

•	reviewed the ATLS Merger Agreement, the APL Merger Agreement and the form of Separation Agreement attached as Annex A to the ATLS Merger Agreement; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning the ATLS, APL, the Transferred Business (including ARP), TRC or TRP, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the ATLS GP Board, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of ATLS, APL, the Transferred Business (including ARP), TRC, TRP or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of ATLS, APL, the Transferred Business (including ARP), TRC or TRP (or the impact of the ATLS Merger, or the transactions contemplated by the APL Merger Agreement and the Separation Agreement, thereon) under any law relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts, including, without limitation, the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies, tax benefits and other strategic benefits projected by management of TRC to be achieved as a result of the ATLS Merger (the “Synergies”), made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the ATLS GP Board, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ATLS and TRC, as applicable, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the ATLS GP Board, that in all respects material to its analysis, the ATLS Merger would be consummated in accordance with the terms of the ATLS Merger Agreement, that the Spin-Off will be consummated in accordance with the Separation Agreement and that the APL Merger will be consummated in accordance with the APL Merger Agreement, in each case, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis. Deutsche Bank also assumed, with the knowledge and permission of the ATLS GP Board, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the ATLS Merger, the Spin-Off and the APL Merger would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents required in connection with the ATLS Merger, the Spin-Off and the APL Merger no restrictions, terms or conditions will be imposed that would be material to its analysis. Deutsche Bank also assumed, with the knowledge and consent of the ATLS GP Board, that the final terms of the Separation Agreement would not differ from the terms set forth in the form attached as Annex A to the ATLS Merger Agreement in any respect material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by ATLS and its other advisors with respect to such issues.

Summary of Material Financial Analyses of Deutsche Bank

The following is a summary of the material financial analyses presented by Deutsche Bank to the ATLS GP Board at its meeting held on October 12, 2014, and that were used in connection with rendering Deutsche Bank’s opinion described above.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables below must be read together with the full text of each summary. The tables alone do not constitute a complete description of Deutsche Bank’s financial analyses. Considering the data described below without considering the full narrative description of Deutsche Bank’s financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 10, 2014, and is not necessarily indicative of current market conditions.

For purposes of the following description of Deutsche Bank’s financial analyses, all references to RemainCo refer to ATLS after giving effect to the Spin-Off.

The financial forecasts or estimates provided to Deutsche Bank by ATLS with respect to ATLS, RemainCo, APL and the Transferred Business (including ARP) and the financial forecasts or estimates provided to Deutsche Bank by TRC and TRP management and approved for Deutsche Bank’s use by ATLS are described under “—Unaudited Financial Projections of Targa and Atlas.”

Analysis of the ATLS Merger Consideration

Based upon the ATLS Merger Consideration of 0.1809 shares of TRC common stock and $9.12 in cash, and taking into account the closing price of TRC common stock of $121.65 per share on October 10, 2014, Deutsche Bank calculated the implied value of the ATLS Merger Consideration as $31.13 per ATLS common unit, representing approximately 96% of the closing price of $32.41 per ATLS common unit on October 10, 2014. Based upon this implied equity value per ATLS common unit and ATLS management estimates of approximately $88 million of net debt for RemainCo, Deutsche Bank derived an implied enterprise value for RemainCo of approximately $1.869 billion.

Based upon the $31.13 implied value of the ATLS Merger Consideration per ATLS common unit, Deutsche Bank calculated multiples of total consideration to ATLS management estimates of 2015 and 2016 adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) for RemainCo and implied yields based on ATLS management estimates of total distributions from RemainCo for 2015 and 2016 assuming a 1.0x total coverage ratio and approximately $3.5 million in annual selling, general and administration expenses (“SG&A”), and interest expense, in each case based on ATLS management estimates. For purposes of its analysis, Deutsche Bank calculated Adjusted EBITDA as EBITDA from underlying master limited partnership assets, comprised of cash flow from general partnership interests and IDRs plus cash flow from limited partner interests, less SG&A.

The following table presents the results of this analysis:

Consideration/ RemainCo Adjusted EBITDA
2015E	40.6x
2016E	32.2x

Implied Yield
2015E LP Distributions	2.2%
2016E LP Distributions	2.0%

Selected Public Companies Analysis-RemainCo

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for RemainCo with corresponding financial information and valuation measurements for TRC and the other selected publicly traded companies described below, each of which is the general partner of a publicly-traded master limited partnership in the energy sector:

•	Alliance Holdings GP, L.P.

•	Energy Transfer Equity, L.P.

•	NuStar GP Holdings, LLC

•	ONEOK, Inc.

•	Plains GP Holdings, L.P.

•	The Williams Companies, Inc.

Although neither TRC nor any of the other selected companies is directly comparable to ATLS or RemainCo, Deutsche Bank selected TRC and the other companies because they are publicly traded companies with financial and operating characteristics that, for purposes of analysis, may be considered similar to certain operations of RemainCo. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices the common stocks or common units of TRC and the other selected companies on October 10, 2014, the closing price of the ATLS common units on October 10, 2014, the ATLS Merger Consideration of $31.13 per ATLS common unit, information contained in the most recent public filings of the selected companies, analyst consensus estimates of 2015 and 2016 Adjusted EBITDA for each of the selected companies other than TRC, TRC management estimates of 2015 and 2016 Adjusted EBITDA and distributable cash flow per share, and ATLS management estimates of 2015 and 2016 Adjusted EBITDA and distributable cash flow per unit both for ATLS (prior to the Spin-Off) and for RemainCo, Deutsche Bank calculated the following multiples and yields with respect to ATLS (prior to the Spin-Off) and each of the selected companies:

•	total enterprise value (defined as equity value plus net debt) (“TEV”), as a multiple of estimated Adjusted EBITDA for 2015 and 2016; and

•	estimated distribution yield for 2015 and 2016.

The results of this analysis are summarized as follows:

	Yield Range		TEV / Adjusted EBITDA
	2015E	2016E	2015E	2016E
Selected Companies (including TRC)
High	6.1%	6.7%	26.1x	21.9x
Mean	4.5%	5.1%	20.9x	18.3x
Median	4.4%	4.9%	20.7x	18.6x
Low	2.9%	3.5%	16.1x	14.9x
ATLS (prior to the Spin-Off) at $32.41	6.2%	6.9%	15.8x	14.4x

Based in part upon the trading multiples and yields of the selected companies described above and ATLS management estimates of RemainCo net debt of $88.0 million, 2015 and 2016 Adjusted EBITDA and distributions per unit for RemainCo, and taking into account its judgment and experience, Deutsche Bank derived ranges of estimated implied values per common unit for RemainCo by:

•	applying multiples of total enterprise value to estimated 2015 and 2016 Adjusted EBITDA of 20.0x to 24.0x and 17.0x to 21.0x, respectively, resulting in ranges of implied present values per common unit of RemainCo of approximately $14.49 to $17.70 and approximately $15.68 to $19.73, respectively; and

•	applying ranges of distribution yields of 5.5% to 3.5% and 6.0% to 4.0% to estimated distributions per unit for 2015 and 2016, respectively, resulting in ranges of implied present values per common unit of RemainCo of approximately $12.66 to $19.89 and approximately $15.06 to $22.59, respectively.

Selected Transactions Analysis-RemainCo

Deutsche Bank reviewed publicly available information relating to the 28 acquisition transactions announced since April 2003 described in the table below involving the general partner of a publicly-traded master limited partnership in the energy sector. Deutsche Bank categorized the selected transactions based upon publicly available information relating to the forecasted percentage of distributed cash flow of each underlying master limited partnership shared with the applicable general partner for the first fiscal year following the date of announcement (“FY+1”) of each selected transaction as described below.

	Date Announced	Selected Transactions
FY+1 GP sharing: Less than 10%	05/08/14	CST Brands Inc. / Lehigh Gas GP LLC
	04/28/14	Energy Transfer Partners, L.P. / Susser Holdings Corporation
	05/06/13	Inergy, L.P. / Crestwood Midstream Partners LP
	12/11/12	The Williams Companies, Inc. / Access Midstream Partners, L.P.
	06/08/12	Global Infrastructure Partners / Chesapeake Midstream Partners LP
	07/22/10	Crestwood Midstream Partners LP / Quicksilver Gas Services GP LLC
	05/11/10	Energy Transfer Equity, L.P. / Regency Energy Partners LP
	06/19/07	General Electric Co. / Regency Energy Partners LP
	06/12/06	Plains All American Pipeline, LP / LB Pacific GP, LLC
	09/16/04	ONEOK, Inc. / Northern Plains Natural Gas Co.
	04/21/03	Madison Dearborn, LLC/Riverstone Global Energy / Williams Energy Partners L.P.

FY+1 GP sharing: Between 10%-25%	10/01/14	Enterprise Products Partners L.P. / Oiltanking Holding Americas, Inc.
	06/13/14	The Williams Companies, Inc. / Access Midstream Partners, L.P.
	06/09/14	NGL Energy Partners LP / TransMontaigne Partners L.P.
	09/07/10	Enterprise Products Partners L.P. / Enterprise GP Holdings L.P.
	12/28/10	Genesis Energy, L.P. / Genesis Energy, LLC
	09/21/10	Penn Virginia Resource Partners, L.P. / Penn Virginia GP Holdings, L.P.
	05/07/07	EPCO, Inc. / TEPPCO Partners, L.P.
	04/03/07	Kelso et. al. / BG Holdings L.P.
	11/01/04	Valero Energy Partners L.P. / Kaneb Services LLC
	03/05/04	Riverstone Global Energy / Glenmoor, Ltd. (Buckeye)

FY+1 GP sharing: Greater than 25%	04/30/12	Energy Transfer Partners, L.P. / Sunoco Inc.
	09/20/10	Natural Resource Partners L.P. / NRP (GP) LP
	08/09/10	Inergy, L.P. / Inergy Holdings, L.P.
	03/03/09	Magellan Midstream Partners, L.P. / Magellan Midstream Holdings, L.P.
	09/05/07	MarkWest Energy Partners, L.P. / MarkWest Hydrocarbon, Inc.
	02/24/05	EPCO, Inc. / TEPPCO Partners, L.P.
	12/15/03	Enterprise Products Partners L.P. /GulfTerra Energy Partners, L.P.

Because the reasons for, and circumstances surrounding, each of the selected transactions analyzed, including, without limitation, differing markets and other conditions, were so diverse, and due to the inherent differences between the operations and financial conditions of RemainCo and the companies involved in the selected transactions, Deutsche Bank believes that the selected transactions analysis is not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the Deutsche Bank opinion, concerning difference between the characteristics of these selected transactions and the ATLS Merger that could affect the value of the subject companies and RemainCo.

With respect to each selected transaction, Deutsche Bank calculated the multiples of total enterprise value to estimated EBITDA for the first full fiscal year following announcement of the applicable transaction.

The results of the analysis are summarized as follows:

FY+1 GP Sharing:		Total FY + 1 Adjusted EBITDA Multiple
Less than 10%	High	83.2x
	Mean	27.5x
	Median	20.8x
	Low	11.2x

Between 10% - 25%	High	44.6x
	Mean	22.2x
	Median	20.0x
	Low	14.1x

Greater than 25%	High	20.1x
	Mean	14.8x
	Median	15.1x
	Low	10.3x

Based in part upon the multiples of the selected transactions described above, and taking into account its professional judgment and experience, Deutsche Bank calculated a range of estimated implied values per common unit of RemainCo by applying multiples of 20.0x to 30.0x to ATLS management estimates of 2015 Adjusted EBITDA for RemainCo, resulting in a range of implied value of approximately $14.49 to $22.51 per common unit of RemainCo.

Discounted Cash Flow Analysis-RemainCo

Deutsche Bank performed a discounted cash flow analysis of RemainCo using financial forecasts and other information and data provided by ATLS management to calculate a range of implied net present value per common unit of RemainCo as of January 1, 2015.

In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 10.5% to 13.5% to (i) to ATLS management estimates of distributions per unit for RemainCo for 2015 through 2019, using the mid-year convention and (ii) estimated terminal distribution yields of 6.0% to 4.0%. This analysis resulted in a range of implied present values per common unit of RemainCo of approximately $23.70 to $37.54.

Selected Public Companies Analysis—TRC

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for TRC with corresponding financial information and valuation measurements for the other selected publicly companies described under “—Selected Public Companies Analysis-RemainCo” above.

Although none of the selected companies is directly comparable to TRC, Deutsche Bank selected the other companies because they are publicly traded companies with financial and operating characteristics that, for purposes of analysis, may be considered similar to certain operations of TRC. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based in part upon the trading multiples and yields of the selected companies described under “—Selected Public Companies Analysis-RemainCo” above and TRC management estimates of TRC net debt of $78.4 million, 2015 and 2016 Adjusted EBITDA and distributions per share for TRC, and taking into account its judgment and experience, Deutsche Bank derived ranges of estimated implied values per share of TRC common stock by:

•	applying multiples of total enterprise value to estimated 2015 and 2016 Adjusted EBITDA of 21.0x to 25.0x and 18.0x to 22.0x, respectively, resulting in ranges of implied present values per share of TRC common stock of approximately $110.58 to $132.00 and approximately $113.12 to $138.67, respectively; and

•	applying ranges of distribution yields of 4.0% to 2.75% and 4.5% to 3.25% to estimated distributions per share for 2015 and 2016, respectively, resulting in ranges of implied present values per share of TRC common stock of approximately $88.25 to $128.37 and approximately $93.56 to $129.54, respectively.

Deutsche Bank noted that the closing price per share of TRC common stock on October 10, 2014 was $121.65.

Discounted Cash Flow Analysis—TRC

Deutsche Bank performed a discounted cash flow analysis of TRC using financial forecasts and other information and data provided by TRC management to calculate a range of implied net present value per share of TRC common stock as of January 1, 2015.

In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 9.5% to 12.5% to (i) to TRC management estimates of distributions per share for 2015 through 2018, using the mid-year convention and (ii) estimated terminal distribution yields of 4.5% to 3.25%. This analysis resulted in a range of implied present values per share of TRC common stock of approximately $88.45 to $129.88. Deutsche Bank noted that the closing price per share of TRC common stock on October 10, 2014 was $121.65.

Analyst Price Targets—TRC

Deutsche Bank reviewed the stock price targets for the TRC common stock in 16 publicly available research analysts’ reports published since June 20, 2014, which indicated low and high stock price targets ranging from $114.00 to $165.00 per share with a mean of $140.69 and a median of $141.00. Deutsche Bank noted that the closing price per share of TRC common stock on October 10, 2014 was $121.65.

Other Information

Deutsche Bank also noted for the ATLS GP Board certain additional factors that were not considered part of its financial analysis with respect to its opinion but were referenced for informational purposes. Specifically, Deutsche Bank performed an illustrative pro forma transaction analysis of the potential financial impact of the ATLS Merger on TRC and TRP using the ATLS Merger Consideration of 0.1809 shares of TRC common stock and $9.12 in cash, estimates of distributable cash flow per share and distributions per share for TRC prepared by management of TRC, estimates of distributable cash flow per unit and distributions per unit for TRP prepared by management of TRC and TRP, and estimates of distributable cash flow per unit and distributions per unit for ATLS and APL prepared by management of ATLS. For purposes of this analysis, Deutsche Bank illustratively assumed (i) that the ATLS Merger and the APL Merger would close on January 1, 2015, (ii) that TRP acquires APL for 0.5846 TRP common units and $1.26 in cash per APL common unit, (iii) that TRP acquires all of the outstanding class E units of APL for an aggregate of $126.5 million in cash, (iv) $37.5 million, $25.0 million and $10.0 million of IDR giveback at TRP in 2015, 2016 and 2017, respectively, (v) a 5.5% cost of debt for the cash consideration payable by TRC in the ATLS Merger and (vi) $15 million of annual cost synergies in 2015 and $25 million of cost synergies in 2016 and 2017.

This analysis indicated that, based on the management forecasts for ATLS, APL, TRC and TRP described under “—Unaudited Financial Projections of Targa and Atlas,” the ATLS Merger (after giving effect to the APL Merger) would be accretive to TRC on both a distributable cash flow per share and distributions per share basis compared with TRC on a standalone basis for 2015, 2016 and 2017 and that the APL Merger would be accretive to TRP on both a distributable cash flow per unit and distributions per unit basis compared with TRP on a standalone basis for 2015, 2016 and 2017. The following table summarizes the results of this analysis.

	Accretion
	Distributable Cash Flow per Share/Unit	Distributions per Share/Unit
TRC
2015	3.9%	3.9%
2016	16.4%	16.4%
2017	22.5%	22.5%
TRP
2015	1.5%	2.7%
2016	4.0%	4.6%
2017	4.8%	4.8%

Miscellaneous

This summary is not a complete description of Deutsche Bank’s opinion or the underlying analyses and factors considered in connection with Deutsche Bank’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Deutsche Bank opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Deutsche Bank made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to ATLS, APL, TRC or TRP.

In conducting its analysis and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the ATLS GP Board as to the fairness of the ATLS Merger Consideration, from a financial point of view, to the holders of ATLS common units (other than TRC and its affiliates) as of date of the opinion and do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of ATLS and TRC with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, ATLS or TRC. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the ATLS, TRC or their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the ATLS Merger, including the ATLS Merger Consideration, were determined through arm’s-length negotiations between ATLS and TRC and were approved by the ATLS GP Board. Although Deutsche Bank provided advice to ATLS during the course of these negotiations, the decision to enter into the ATLS Merger Agreement was solely that of ATLS and the ATLS GP Board. Deutsche Bank did not recommend any specific consideration to ATLS or the ATLS GP Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the ATLS Merger. As described above in the section entitled “Recommendation to the ATLS Unitholders and the ATLS GP Board’s Reasons for the ATLS Merger,” Deutsche Bank’s opinion and its presentation to the ATLS GP Board were among a number of factors taken into consideration by ATLS GP Board in making its determination to approve the ATLS Merger Agreement and the transactions contemplated thereunder.

ATLS selected Deutsche Bank as its financial advisor in connection with the ATLS Merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between ATLS and Deutsche Bank, dated October 12, 2014, ATLS has agreed to pay Deutsche Bank a $9 million fee, of which $1 million became payable upon the delivery of Deutsche Bank’s opinion (or would have become payable upon Deutsche Bank advising ATLS that it was unable to render an opinion), and the remainder of which is contingent upon consummation of the ATLS Merger. ATLS has also agreed to reimburse Deutsche Bank for all reasonable and documented fees, expenses and disbursements of Deutsche Bank’s counsel and all reasonable and documented travel and other out-of-pocket expenses incurred in connection with the ATLS Merger or otherwise arising out of Deutsche Bank’s engagement, in each case on the terms set forth in its engagement letter. The Company has also agreed to indemnify Deutsche Bank and its affiliates against certain liabilities, including certain liabilities arising out of its engagement or the ATLS Merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (which, together with its affiliates, is referred to in this document as the “DB Group”). One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to TRC or its affiliates for which they have received compensation of approximately €3.9 million since January 1, 2012 and for which they may receive compensation in the future, including having acted as joint bookrunner in connection with an offering of 4,405,000 TRP common units in January 2012, as joint lead bookrunner in connection with an offering of 6.375% Senior Notes due 2022 (aggregate principal amount $400,000,000) by TRP in January 2012, as joint bookrunner, administrative agent and a lender in connection with TRC’s $150,000,000 revolving credit facility in October 2012, as joint bookrunner in connection with an offering of 5.25% Senior Unsecured Notes due 2023 (aggregate principal amount $400,000,000) by TRP in October 2012, as co-manager with respect to an offering of 10,925,000 TRP common units in November 2012, as joint bookrunner in connection with an offering of 5.25% Senior Notes due 2023 (aggregate principal amount $200,000,000) by TRP in December 2012, as Joint Sales Agent for a $400,000,000 TRP at-the-market equity issuance program commenced in March 2013, and as joint bookrunner in connection with an offering of 4.25% Senior Notes due 2023 (aggregate principal amount $625,000,000) by TRP in May 2013.

In addition, one or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to ATLS or its affiliates for which they have received compensation of approximately €28.9 million since

January 1, 2012 and for which they may receive compensation in the future, including having acted as joint bookrunner in connection with an offering of 6.625% Senior Notes due 2020 (aggregate principal amount $325,000,000) by APL in September 2012, as joint bookrunner in connection with an offering of 7,898,210 ARP common units in November 2012, as financial advisor to APL in connection with its acquisition of certain assets of Cardinal Midstream, LLC in December 2012, as placement agent in connection with an offering of $200 million of Class D convertible preferred units by APL in December 2012, as joint bookrunner in connection with an offering of 10,507,033 APL common units in December 2012, as joint bookrunner in connection with an offering of 6.625% Senior Notes due 2020 (aggregate principal amount $175 million) by APL in December 2012, as joint bookrunner in connection with an offering of 7.75% Senior Notes due 2021 (aggregate principal amount $275,000,000) by subsidiaries of ARP in January 2013, as joint bookrunner in connection with an offering of 5.875% Senior Notes due 2023 (aggregate principal amount $650,000,000) by APL in January 2013, as joint bookrunner with respect to an offering of 11,845,000 APL common units in April 2013, as joint bookrunner in connection with an offering of 4.75% Senior Notes due 2021 (aggregate principal amount $400,000,000) by APL in May 2013, as financial advisor to ARP in connection with ARP’s acquisition of certain assets of EP Energy E&P Company, L.P. in June 2013, as joint bookrunner in connection with an offering of 14,950,000 ARP common units in June 2013, as joint bookrunner in connection with an offering of 9.25% Senior Notes due 2021 (aggregate principal amount $250,000,000) by a subsidiary of ARP in July 2013, as joint arranger in connection with ARP’s $1.5 billion Second Amended and Restated Credit Agreement in July 2013, as joint bookrunner in connection with an offering of 6,325,000 ARP common units in March 2014, as financial advisor to ARP in connection with the acquisition of certain assets of Merit Energy in May 2014, as joint bookrunner in connection with an offering of 13,500,000 ARP common units in May 2014, and as joint bookrunner in connection with an offering of 7.750% Senior Notes due 2021 (aggregate principal amount $100,000,000) by subsidiaries of ARP in June 2014. One or more members of the DB Group also have agreed to provide backstop financing to ARP and New Atlas in connection with the transactions contemplated by the ATLS Merger Agreement and the Separation Agreement, for which such members of the DB Group will receive compensation. One or more members of the DB Group hold indebtedness of ATLS, APL and ARP which may be repaid in connection with the transactions contemplated by the ATLS Merger Agreement, the APL Merger Agreement and the Separation Agreement.

The DB Group may also provide investment and commercial banking services to TRC, TRP, ATLS, APL, ARP, New Atlas, and their respective affiliates in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of TRC, TRP, ATLS, APL, ARP and their respective affiliates (including New Atlas following the Spin-Off) for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Unaudited Financial Projections of Targa and Atlas

Neither Targa nor Atlas routinely publishes projections as to long-term future performance or earnings. However, in connection with the proposed Atlas Mergers, management of Targa prepared and provided to the TRC Board and the TRP GP Board internal projections that included future financial performance of Targa with respect to 2015 through 2018, and management of Atlas, sometimes referred to as Atlas management, prepared and provided to the ATLS GP Board and APL GP Board internal projections that included future financial performance of Atlas with respect to 2015 through 2019. The projections were prepared solely for purposes of the Atlas Mergers.

The non-public projections for Targa were provided to Wells Fargo Securities and (except for the TRC and TRP pro forma projections) to Citi, Deutsche Bank and Atlas. The non-public projections for Atlas were provided to Citi and Deutsche Bank and (except for the ATLS projections and the APL projections for 2019) to Wells Fargo Securities and Targa. These non-public projections were used by Atlas and Targa for the purposes of evaluating the ATLS Merger and by their financial advisors in connection with their respective financial analyses and opinions described in the sections entitled “Opinion of the TRC Board’s Financial Advisor” and “Opinions of ATLS’s Financial Advisors”. A summary of these projections is included below to give TRC stockholders and ATLS unitholders access to certain unaudited projections that were made available to the TRC Board, Wells Fargo Securities, the ATLS GP Board, Citi and Deutsche Bank in connection with the ATLS Merger.

Targa and Atlas each caution you that uncertainties are inherent in projections of any kind. None of Targa, Atlas or any of their affiliates, officers, directors, managers, advisors or other representatives has made or makes any representation or can give any assurance to any TRC stockholder or ATLS unitholder regarding the ultimate performance of Targa or Atlas compared to the summarized information set forth below or that any projected results will be achieved.

The inclusion of the following summary projections in this joint proxy statement/prospectus should not be regarded as an indication that Targa, Atlas or their representatives considered or consider the projections to be necessarily predictive of future performance or events, and the summary projections set forth below should not be relied upon as such.

The accompanying projections were not prepared with a view toward public disclosure or toward compliance with generally accepted accounting principles (“GAAP”), the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants, but, in the view of the management of Targa and Atlas, were prepared on a reasonable basis, reflected the best available estimates and judgments based on the facts and circumstances existing at the time the projections were prepared, and presented, to the best of Targa management’s and Atlas management’s knowledge and belief, the expected course of action and the expected future financial performance of Targa and Atlas.

The prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, TRC management and ATLS management, as applicable. Neither PricewaterhouseCoopers LLP nor Grant Thornton LLP nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the projections, nor has PricewaterhouseCoopers LLP nor Grant Thornton LLP expressed any opinion or any other form of assurance on such information or its achievability, and PricewaterhouseCoopers LLP nor Grant Thornton LLP assume no responsibility for, and disclaims any association with, the projections. The PricewaterhouseCoopers LLP and Grant Thornton LLP reports incorporated by reference into this joint proxy statement/prospectus relate to historical financial information of Targa and Atlas, respectively. Such reports do not extend to the projections included below and should not be read to do so.

While presented with numerical specificity, the unaudited financial projections reflect numerous estimates and assumptions made by management of each of Targa and Atlas with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to each of Targa’s and Atlas’s businesses, all of which are difficult to predict and many of which are beyond Targa’s and Atlas’s control. In developing the projections, management of each of Targa and Atlas made numerous material assumptions, in addition to the assumptions described above, with respect to TRC and TRP for the periods covered by such projections, including:

•	the price of natural gas, NGLs and oil;

•	the cash flow from existing assets and business activities;

•	organic growth opportunities and projected volume growth and the amounts and timing of related costs and potential economic returns;

•	the amount of maintenance and growth capital expenditures;

•	outstanding debt during applicable periods, and the availability and cost of capital; and

•	other general business, market and financial assumptions.

The summaries of the unaudited financial projections are not included in this joint proxy statement/prospectus in order to induce any TRC stockholder or ATLS unitholder to vote in favor of the TRC stock issuance proposal or the ATLS Merger proposal. By including in this joint proxy statement/prospectus a summary of certain of the unaudited financial projections, neither Targa or Atlas, nor any of their representatives, have made or are making any representation to any person regarding the ultimate performance of Targa or Atlas compared to the information contained in the financial projections. The unaudited financial projections cover multiple years and such information by its nature becomes less predictive with each succeeding year.

Unaudited Prospective Financial Information of Targa

The following table sets forth certain projected financial information for TRC and TRP for 2015 through 2018.

	2015E	2016E	2017E	2018E
	($ in millions, except per share/unit amounts)
TRC
Standalone Dividends per share	$3.53	$4.21	$4.89	$5.57
Pro Forma Dividends per share (1)	$3.82	$5.11	$6.40	$7.59
TRP
Standalone Adjusted EBITDA (2)	$1,030	$1,131	$1,207	$1,210
Standalone Growth Capital Expenditures	$838	$370	$69	$53
Standalone Distributions per limited partner unit	$3.44	$3.72	$4.00	$4.28
Pro Forma Adjusted EBITDA (1)(2)	$1,534	$1,761	$1,955	$2,016
Pro Forma Growth Capital Expenditures (1)	$1,430	$962	$402	$373
Pro Forma Distributions per limited partner unit (1)	$3.55	$3.89	$4.21	$4.56

(1)	Pro forma after giving effect to the Transactions, as applicable, and includes synergies.
(2)	Adjusted EBITDA is net income attributable to TRP before: interest, income taxes, depreciation and amortization, gains or losses on debt repurchases and debt redemptions, early debt extinguishments and asset disposals, non-cash risk management activities related to derivative instruments, certain non-cash compensation expenses and the non-controlling interest portion of depreciation and amortization expenses.

Adjusted EBITDA is not a financial measure prepared in accordance with GAAP and should not be considered a substitute for net income (loss) prepared in accordance with GAAP.

Unaudited Prospective Financial Information of Atlas

	2015E	2016E	2017E	2018E	2019E
	($ in millions, except per share/unit amounts)
ATLS
Adjusted EBITDA (1)	$132	$146	$179	$202	$217
Distributable Cash Flow	$114	$128	$160	$183	$198
Distributions per limited partner unit	$2.00	$2.23	$2.80	$3.20	$3.47
RemainCo Adjusted EBITDA (2)(3)	$46	$58	$91	$113	$129
RemainCo Distributable Cash Flow (2)(4)	$40	$51	$84	$106	$122
RemainCo Distributions per limited partner unit (2)(5)	$0.70	$0.90	$1.48	$1.86	$2.13
APL
Adjusted EBITDA (1)	$485	$605	$718	$776	$816
Growth Capital Expenditures	$591	$592	$332	$320	$266
Distributable Cash Flow	$331	$429	$507	$561	$575
Distributions per limited partner unit	$2.68	$2.86	$3.13	$3.31	$3.44

(1)	Adjusted EBITDA is net income attributable ATLS or APL, as applicable, before: interest, income taxes, depreciation and amortization, gains or losses on debt repurchases and debt redemptions, early debt extinguishments and asset disposals, non-cash risk management activities related to derivative instruments and the non-controlling interest portion of depreciation and amortization expenses.
(2)	Pro forma after giving effect to the Spin-Off.
(3)	RemainCo Adjusted EBITDA is calculated as limited partner, general partner and IDR distributions from APL less general and administrative costs.
(4)	Pro forma interest expense is calculated based on an assumed rate of LIBOR + 550 basis points.
(5)	Pro forma using a distribution coverage ratio of 1.0x.

Adjusted EBITDA and RemainCo Adjusted EBITDA are not financial measures prepared in accordance with GAAP and should not be considered substitutes for net income (loss) prepared in accordance with GAAP.

The RemainCo forecast assumed that the Spin-Off had been completed as of January 1, 2015.

NEITHER TRC NOR ATLS INTENDS TO UPDATE OR OTHERWISE REVISE THE ABOVE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IF ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

No Appraisal Rights

Neither TRC stockholders nor ATLS unitholders are entitled to appraisal rights in connection with the ATLS Merger under applicable law or contractual appraisal rights under TRC’s organizational documents, the ATLS partnership agreement or the ATLS Merger Agreement.

Antitrust and Regulatory Matters

Under the HSR Act, certain transactions, including the Atlas Mergers, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC, and all statutory waiting period requirements under the HSR Act have been satisfied. On October 24, 2014, TRP and APL filed the requisite notification and report forms under the HSR Act with the DOJ and FTC. On November 4, 2014, TRP and APL received notice of early termination of the waiting period under the HSR Act. The ATLS Merger is not separately reportable under the HSR Act.

Listing of TRC Shares to be Issued in the ATLS Merger; Delisting and Deregistration of ATLS Common Units

TRC expects to obtain approval to list, on the NYSE, the TRC shares to be issued pursuant to the ATLS Merger Agreement, which approval is a condition to the ATLS Merger. Upon completion of the ATLS Merger, ATLS common units currently listed on the NYSE will cease to be listed on the NYSE and will be subsequently deregistered under the Exchange Act.

Accounting Treatment

In conformity with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations, TRC and TRP will account for the ATLS Merger and the APL Merger, respectively, as an acquisition of a business.

Pending Litigation

Between October and December 2014, five public unitholders of APL (the “APL Plaintiffs”) filed putative class action lawsuits against APL, ATLS, APL GP, its managers, TRC, TRP, TRP GP and MLP Merger Sub (the “APL Lawsuit Defendants”). These lawsuits are styled (a) Michael Evnin v. Atlas Pipeline Partners, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania; (b) William B. Federman Family Wealth Preservation Trust v. Atlas Pipeline Partners, L.P., et al., in the District Court of Tulsa County, Oklahoma (the “Tulsa Lawsuit”); (c) Greenthal Living Trust U/A 01/26/88 v. Atlas Pipeline Partners, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania; (d) Mike Welborn v. Atlas Pipeline Partners, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania; and (e) Irving Feldbaum v. Atlas Pipeline Partners, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania (together, the “APL Lawsuits”). The Evnin, Greenthal, and Welborn and Feldbaum Lawsuits have been consolidated as In re Atlas Pipeline Partners, L.P. Unitholder Litigation, Case No. GD-14-019245, in the Court of Common Pleas for Allegheny County, Pennsylvania (the “Consolidated APL Lawsuit”). In October and November 2014, two public unitholders of ATLS (the “ATLS Plaintiffs” and, together with the APL Plaintiffs, “Plaintiffs”) filed putative class action lawsuits against ATLS, ATLS GP, its managers, TRC and GP Merger Sub (the “ATLS Lawsuit Defendants” and, together with the APL Lawsuit Defendants, “Defendants”). These lawsuits are styled (a) Rick Kane v. Atlas Energy, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania and (b) Jeffrey Ayers v. Atlas Energy, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania (the “ATLS Lawsuits” and, together with the APL Lawsuits, the “Lawsuits”). The ATLS Lawsuits have been consolidated as In re Atlas Energy, L.P. Unitholder Litigation, Case No. GD-14-019658, in the Court of Common Pleas for Allegheny County, Pennsylvania (the “Consolidated ATLS Lawsuit”).

Plaintiffs allege a variety of causes of action challenging the Atlas Mergers. Generally, the APL Plaintiffs allege that (a) APL GP’s managers have breached the covenant of good faith and/or their fiduciary duties and (b) TRC, TRP, TRP GP, MLP Merger Sub, APL, ATLS and APL GP have aided and abetted in these alleged breaches of the covenant of good faith and/or fiduciary duties. One of the APL Plaintiffs also alleges that (a) APL GP and its managers breached the APL partnership agreement and (b) APL and APL GP’s managers aided and abetted in APL GP’s alleged breaches of the APL partnership agreement. The APL Plaintiffs further allege that (a) the premium offered to APL’s unitholders is inadequate, (b) APL agreed to contractual terms that will allegedly dissuade other potential acquirers from seeking to acquire APL, and (c) APL GP’s managers favored their self-interests over the interests of APL’s unitholders. The APL Plaintiffs in the Consolidated APL Lawsuit also allege that the registration statement fails, among other things, to disclose allegedly material details concerning (i) Stifel’s analysis of the Transactions; (ii) Targa and Atlas’ financial projections; and (iii) the background of the Transactions. Generally, the ATLS Plaintiffs allege that (a) ATLS GP’s directors have breached the covenant of good faith and/or their fiduciary duties and (b) Targa, Trident GP Merger Sub LLC, ATLS and ATLS GP have aided and abetted in these alleged breaches of the covenant of good faith and/or fiduciary duties. The ATLS Plaintiffs further allege that (a) the premium offered to the ATLS unitholders is inadequate, (b) ATLS agreed to contractual terms that will allegedly dissuade other potential acquirers from seeking to acquire ATLS, (c) ATLS GP’s directors favored their self-interests over the interests of the ATLS unitholders and (d) the registration statement fails to disclose allegedly material details concerning, among other things, (i) Wells Fargo, Citi, and Deutsche Bank’s analyses of the Transactions; (ii) Targa and Atlas’ financial projections; and (iii) the background of the Transactions.

Based on these allegations, Plaintiffs seek to enjoin Defendants from proceeding with or consummating the Atlas Mergers unless and until APL and ATLS adopt and implement processes to obtain the best possible terms for their respective unitholders. To the extent that the Atlas Mergers are consummated before injunctive relief is granted, Plaintiffs seek to have the Atlas Mergers rescinded. Plaintiffs also seek damages and attorneys’ fees.

Defendants’ date to answer, move to dismiss or otherwise respond to the Consolidated APL Lawsuit and the ATLS Lawsuits are currently February 2, 2015. Defendants’ date to answer, move to dismiss or otherwise respond to the Tulsa Lawsuit has not yet been set. Targa and Atlas cannot predict the outcome of these or any other lawsuits that might be filed subsequent to the date of the filing of this joint proxy statement/prospectus, nor can Targa or Atlas predict the amount of time and expense that will be required to resolve the Lawsuits. Targa, Atlas and the other defendants named in these lawsuits intend to defend vigorously against these and any other actions.

Interests of Certain Persons in the Transactions

In considering the recommendation of the ATLS GP Board, ATLS unitholders should be aware that certain directors and executive officers of ATLS have interests in the Transactions that are different from, or in addition to, the interests of ATLS unitholders generally. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below. Members of the ATLS GP Board were aware of and considered these interests, among other matters, in evaluating and negotiating the ATLS Merger Agreement and the Transactions, and in recommending to the unitholders of ATLS that the Transactions be approved. See the section entitled “—Background of the Atlas Mergers” and the section entitled “—Recommendation to the ATLS Unitholders and the ATLS GP Board’s Reasons for the ATLS Merger.” ATLS’s unitholders should take these interests into account in deciding whether to vote FOR the ATLS Merger proposal.

Treatment of ATLS Equity Awards

Under the ATLS Merger Agreement, ATLS equity-based awards outstanding as of the ATLS Effective Time will be treated at the ATLS Effective Time as follows:

Spin-Off Adjustment to ATLS Equity Awards. In connection with the Spin-Off, each option to purchase ATLS common units will be converted into an adjusted ATLS option and a New Atlas option. The exercise price and number of units subject to each option will be adjusted in order to preserve the aggregate intrinsic value of the original ATLS option as measured immediately before and immediately after the Spin-Off, subject to rounding.

Holders of ATLS phantom unit awards will retain those awards and also will receive a New Atlas phantom unit award covering a number of New Atlas common units that reflects the distribution to ATLS unitholders, determined by applying the distribution ratio in the Spin-Off to the original ATLS phantom unit awards as though they were actual ATLS common units.

Treatment of New Atlas Equity Awards. Immediately following the Spin-Off, all New Atlas options and phantom unit awards will become fully vested and will be cancelled and settled for the implied value of a New Atlas common unit less, in the case of New Atlas options, the applicable exercise price. All New Atlas options and phantom unit awards will be settled in cash, subject to a specified aggregate cap on the amount of cash that may be distributed in respect of all New Atlas equity awards. If the cap is exceeded, then any amounts payable to holders of New Atlas equity awards in excess of the cap will be settled in New Atlas common units. If the cap is not exceeded, then any excess available cash will be distributed to the holders of New Atlas phantom unit awards on a pro rata basis. The computation of the cap is discussed in more detail in the section entitled “—Severance Payments.”

Adjusted ATLS Options Held by New Atlas Allocated Employees. Each adjusted ATLS option, whether vested or unvested, that is held by a New Atlas allocated employee, a non-employee director of ATLS or APL, or a former employee and that is outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, become fully vested and be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the adjusted ATLS option, net of the applicable exercise price. Any adjusted ATLS option that has an exercise price that is greater than or equal to the cash value of the ATLS Merger Consideration will be cancelled for no consideration. All of ATLS’s executive officers, other than Eugene Dubay, ATLS’s Senior Vice President of Midstream and Chief Executive Officer of APL GP, are expected to be New Atlas allocated employees.

Original ATLS Phantom Unit Awards Held by New Atlas Allocated Employees. Each original ATLS phantom unit that is held by a New Atlas allocated employee, a non-employee director of ATLS or APL, or a former employee, and that is outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS

Effective Time, become fully vested and be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the original ATLS phantom unit award.

Adjusted ATLS Options Held by ATLS Allocated Employees. Each vested adjusted ATLS option that is held by an ATLS allocated employee and that is outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the adjusted ATLS option, net of the applicable exercise price.

Each unvested adjusted ATLS option that is held by an ATLS allocated employee and outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, be cancelled and converted into the right to receive (net of the applicable exercise price): (1) the ATLS Cash Consideration in respect of each ATLS common unit underlying the adjusted ATLS option and (2) a TRC restricted stock award with respect to a number of shares of TRC common stock (rounded down to the nearest whole share) equal to the product of (a) the number of ATLS common units underlying the adjusted ATLS option, multiplied by (b) the ATLS Stock Consideration. Each TRC restricted stock award will settle in TRC common stock upon vesting.

Any adjusted ATLS option that has an exercise price that is greater than or equal to the cash value of the ATLS Merger Consideration will be cancelled for no consideration.

Original ATLS Phantom Unit Awards Held by ATLS Allocated Employees. Each original ATLS phantom unit award that is held by an ATLS allocated employee and outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, be cancelled and converted into the right to receive: (1) the ATLS Cash Consideration in respect of each ATLS common unit underlying the original ATLS phantom unit award and (2) a TRC restricted stock award with respect to a number of shares of TRC common stock (rounded to the nearest whole share) equal to the product of (a) the number of ATLS common units underlying the original ATLS phantom unit award, multiplied by (b) the ATLS Stock Consideration. Each TRC restricted stock award will settle in TRC common stock upon vesting.

Vesting of Certain ATLS Phantom Unit Awards. In connection with ATLS’s entry into the ATLS Merger Agreement, ATLS amended the vesting terms of ATLS phantom unit awards held by certain employees, including executive officers of ATLS, to delay the vesting of the phantom unit awards until the earlier of the ATLS Effective Time and the outside date.

Quantification of Payments. For an estimate of the amounts that would be payable to each of ATLS’s named executive officers on settlement of their unvested ATLS equity awards, see “—Quantification of Payments and Benefits to ATLS’s Named Executive Officers” below. The estimated aggregate amount that would be payable to ATLS’s executive officers who are not named executive officers in settlement of their unvested ATLS equity awards if the ATLS Effective Time occurred (and, if applicable, they were to experience a qualifying termination of employment) on January 1, 2015 is $19,996,181. We estimate that the aggregate amount that would be payable to ATLS’s six non-employee directors for their unvested ATLS equity awards if the ATLS Effective Time occurred on January 1, 2015 is $1,561,472. The amounts specified in this paragraph are determined using a price per ATLS common unit of $37.98, the average closing price per unit over the first five business days following the announcement of the ATLS Merger Agreement.

Treatment of APL Equity Awards

Under the APL Merger Agreement, APL equity-based awards outstanding as of the APL Effective Time will be treated at the APL Effective Time as follows:

APL Phantom Unit Awards Held by New Atlas Allocated Employees. Each APL phantom unit award that is outstanding immediately prior to the APL Effective Time and held by a New Atlas allocated employee, a non-employee director of ATLS or APL, or a former employee will, as of the APL Effective Time, become fully vested and be cancelled and converted into the right to receive the APL Merger Consideration in respect of each APL common unit underlying the APL phantom unit award.

APL Phantom Unit Awards Held by ATLS Allocated Employees. Each APL phantom unit award that is outstanding immediately prior to the APL Effective Time and held by an ATLS allocated employee will, as of the APL Effective Time, be cancelled and converted into the right to receive: (1) the APL Cash Consideration in respect of each APL common unit underlying the APL phantom unit award and (2) a TRP phantom unit award with respect to a number of TRP units (rounded to the nearest whole unit) equal to the product of (a) number of APL common units underlying the APL phantom unit award, multiplied by (b) the APL Unit Consideration. Each TRP phantom unit award will settle in TRP units upon vesting.

Quantification of Payments. For an estimate of the amounts that would be payable to each of ATLS named executive officers on settlement of their unvested APL phantom unit awards, see “—Quantification of Payments and Benefits to ATLS’s Named Executive Officers” below. The estimated aggregate amount that would be payable to ATLS executive officers who are not named executive officers in settlement of their unvested APL phantom unit awards if the APL Effective Time occurred (and, if applicable, they were to experience a qualifying termination of employment) on January 1, 2015 is $2,165,040. None of ATLS’s six non-employee directors held any unvested APL equity awards as of the date of this joint proxy statement/prospectus. The amounts specified in this paragraph are determined using a price per APL common unit of $34.92, the average closing price per unit over the first five business days following the announcement of the APL Merger Agreement.

Treatment of ARP Equity Awards

ARP equity-based awards will remain outstanding and are not expected to be adjusted in connection with the Transactions. However, as described under “—Severance Payments” below, the Transactions will be deemed to constitute qualifying terminations of employment pursuant to employment agreements with respect to certain of ATLS’s executive officers, which would result in the accelerated vesting of all ATLS, APL, and ARP equity-based awards held by such individuals. For an estimate of the amounts that would be payable to each of ATLS named executive officers on settlement of their unvested ARP equity-based awards, see “—Quantification of Payments and Benefits to ATLS’s Named Executive Officers” below. The estimated aggregate amount that would be payable to ATLS executive officers who are not named executive officers in settlement of their unvested ARP equity-based awards assuming a qualifying termination occurred on January 1, 2015 is $561,400. The amount specified in this paragraph are determined using a price per ARP common unit of $16.04, the average closing price per unit over the first five business days following the announcement of the ATLS Merger Agreement.

2014 Calendar Year Bonuses

As described in the section entitled “The Transaction Agreements—The ATLS Merger Agreement—Employee Matters,” ATLS has the right, at any time prior to the consummation of the Transactions, to pay to each employee a cash bonus in respect of the full 2014 calendar year, subject to a cap of 1.5 times the target level in the aggregate for all employees.

As of the date of this joint proxy statement/prospectus, no cash bonuses had been allocated to executive officers of ATLS for 2014. For an estimate of the value of the bonus payments described above that would be payable to each of ATLS’s named executive officers, see “—Quantification of Payments and Benefits to ATLS’s Named Executive Officers” below. We estimate (based on the bonus payments made in 2013) that the aggregate amount of the bonus payments described above that would be payable to ATLS’s other executive officers is $1.55 million.

Retention Program

Under the Atlas Merger Agreements, APL may establish a cash-based retention program in an aggregate amount no greater than $10 million for ATLS allocated employees identified by the Executive Committee of

ATLS (or its designee). Awards under the program will vest on the closing date of the APL Merger, subject to the award recipient’s continued employment through that date. If an award or a portion thereof under the retention program is forfeited by a participant, the Executive Committee of ATLS (or its designees) may reallocate the award (or portion thereof) to existing employees or new hires who will be ATLS allocated employees.

As of the date of this joint proxy statement/prospectus, no awards had been allocated to executive officers of ATLS.

Indemnification Insurance

Pursuant to the terms of the ATLS Merger Agreement, ATLS’s directors and executive officers will be entitled to ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from TRC. Such indemnification and insurance coverage is further described in the section entitled “The Transaction Agreements—The ATLS Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Severance Payments

ATLS’s named executive officers, other than Sean P. McGrath, ATLS’s Chief Financial Officer, and one executive officer who is not a named executive officer are party to employment agreements that provide for severance benefits in the event of a termination of employment by ATLS without cause, or by the executive officer for good reason (a “qualifying termination”). Under the terms of the Employee Matters Agreement, the Spin-Off will constitute a qualifying termination under the employment agreements with each of our executive officers.

The employment agreements with Edward E. Cohen, Chief Executive Officer and President of ATLS GP, Jonathan Z. Cohen, Executive Chairman of the ATLS GP Board, and Matthew A. Jones, the Senior Vice President of ATLS GP and President of ATLS’s exploration and production division, and one other executive officer who is not a named executive officer provide that in the event of a qualifying termination, the executive officer would be entitled to:

•	a lump sum cash payment in an amount equal to two (three in the case of Messrs. E. Cohen and J. Cohen) times the sum of the executive officer’s base salary and the average of the annual bonuses earned for the preceding three years;

•	a prorated annual bonus in respect of the fiscal year during which the qualifying termination occurs;

•	continuation of health and welfare benefits for a period of up to 24 months (36 months in the case of Messrs. E. Cohen and J. Cohen); and

•	accelerated vesting of any unvested equity awards held by the executive from ATLS, APL, and ARP.

The employment agreement with Mr. Dubay provides that in the event of a qualifying termination, the executive officer would be entitled to:

•	a monthly cash payment equal to one-twelfth of the sum of the executive officer’s annual base salary and the annual cash bonus earned in respect of the fiscal year preceding the fiscal year in which the termination occurs, payable for the then-remaining portion of the employment term (taking into account any applicable renewal term);

•	a prorated annual bonus in respect of the fiscal year during which the qualifying termination occurs;

•	continuation of health and welfare benefits for the remainder of the employment term (taking into account any applicable renewal term); and

•	accelerated vesting of any unvested equity awards held by the executive.

Each of the employment agreements provides that any payments or benefits payable to the executive officer will be cut back to the extent that such payments or benefits would result in the imposition of excise taxes under

Section 4999 of the Code, unless the executive officer would be better off on an after-tax basis receiving all such payments or benefits. The payment of severance benefits under the employment agreements is conditioned upon the executive officer executing (and not revoking) a release of claims in favor of ATLS.

In connection with entering into the ATLS Merger Agreement, TRC agreed to make a fixed cash payment of $178 million to ATLS, which ATLS will transfer to New Atlas in order to satisfy any severance payments that will become payable to employees of ATLS and APL, including executive officers, in connection with the closing of the Transactions, and the cash payments to be made to holders of New Atlas equity awards, including executive officers, as described above in “—Treatment of ATLS Equity Awards—Treatment of New Atlas Equity Awards.” Under the Employee Matters Agreement, if the aggregate amount of all such payments to employees in respect of severance and the settlement of New Atlas equity awards is greater than $178 million, then amounts payable to holders of the New Atlas equity awards in excess of the cap will be settled in New Atlas common units. If the aggregate amount of all such payments to employees in respect of these severance payments and the settlement of New Atlas equity awards is less than $178 million, the excess will be distributed to all holders of New Atlas phantom unit awards (approximately 371 individuals), including ATLS executive officers, pro rata based on the number of New Atlas phantom units they hold. See the section entitled “The Transaction Agreements—The ATLS Merger Agreement—Pre-Closing Payments” for additional information.

For an estimate of the value of the payments and benefits described above that would be payable to each of ATLS’s named executive officers, see “—Quantification of Payments and Benefits to ATLS’s Named Executive Officers” below. The estimated aggregate amount that would be payable to ATLS’s other executive officer who is not a named executive officer under his employment agreement (including the vesting of unvested equity awards) if the Transactions were to occur and he was to experience a qualifying termination of employment on January 1, 2015 is $17,151,211.

Quantification of Payments and Benefits to ATLS’s Named Executive Officers

The table below sets forth the amount of payments and benefits that each of ATLS’s named executive officers would receive in connection with the Transactions, assuming that the Transactions were consummated and each such executive officer experienced a qualifying termination of employment on January 1, 2015. The amounts below are determined using a price per ATLS common unit of $37.98, price per APL common unit of $34.92, and price per ARP common unit of $16.04, the average closing prices per unit over the first five business days following the announcement of the Atlas Merger Agreements, and assume that the cash available for distribution to all holders of New Atlas equity awards equals the aggregate value of all such New Atlas equity awards.

As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts below are inclusive of (and not in addition to) any amounts described in the joint proxy statement/prospectus filed by APL and TRP.

Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Edward E. Cohen	27,378,458	40,487,638	—	67,866,095
Sean P. McGrath	—	4,675,090	—	4,675,090
Jonathan Z. Cohen	25,861,872	35,510,308	—	61,372,180
Eugene N. Dubay	422,083	10,928,445	18,176	11,368,704
Matthew A. Jones	2,900,000	13,272,328	—	16,172,328

(1)

The cash payments payable to Messrs. E. Cohen, J. Cohen, and Jones consist of a lump sum severance payment in an amount equal to two (three in the case of Messrs. E. Cohen and J. Cohen) times the sum of the executive officer’s base salary and the average of the annual bonuses earned for the preceding three years. The cash payments payable to Mr. Dubay consist of a monthly severance payment equal to one-

twelfth of the sum of his annual base salary and the annual cash bonus earned in respect of the 2014 fiscal year, payable for the then-remaining portion of his employment term (taking into account any applicable renewal term). These payments will be made upon a qualifying termination, which, in the case of each of the named executive officers, shall be deemed to have occurred in connection with the Transactions. The severance payments assume that the annual cash bonus in respect of the 2014 fiscal year will be the same as the cash bonus awarded to each applicable named executive officer in respect of the 2013 fiscal year and further assume that no pro rata bonus is payable for the year of termination because of the termination on the first day of the year. The severance payments are “double-trigger.”

(2)	As described above, all ATLS and APL equity awards that are held by ATLS’s named executive officers will become vested and will be settled for a combination of cash, TRC common stock, TRP common units, and in some instances, New Atlas common units, either upon the consummation of the Transactions (i.e., “single-trigger” vesting) or, in the case of certain awards held by Mr. Dubay, upon a qualifying termination (i.e., “double-trigger” vesting). In addition, under the employment agreements with Messrs. E. Cohen, J. Cohen, and Jones, all unvested ARP equity awards will become fully vested upon a qualifying termination of employment (i.e., “double-trigger” vesting). Set forth below are the values of each type of ATLS, APL, and ARP equity award that would be payable in connection with the Transactions or a qualifying termination of employment. With respect to ATLS equity awards, the amounts below assume that (a) the sum of (i) the value of the New Atlas equity awards issued in connection with the Spin-Off and (ii) the value of ATLS equity awards adjusted in connection with the Spin-Off equals the value of the corresponding ATLS equity award prior to the adjustment, and (b) the cash available for distribution to all holders of New Atlas equity awards equals the aggregate value of all such New Atlas equity awards. Note the discussion above in the section entitled “—Severance Payments” for context.

Name	Unvested ATLS Options ($)	Unvested ATLS Phantom Units ($)	Unvested APL Phantom Units ($)	Unvested ARP Phantom Units ($)
Edward E. Cohen	10,015,638	23,769,099	5,499,900	1,203,000
Sean P. McGrath	500,785	4,174,306	—	—
Jonathan Z. Cohen	7,154,022	21,653,385	5,499,900	1,203,000
Eugene N. Dubay	1,430,808	3,997,737	5,499,900	—
Matthew A. Jones	2,861,616	9,608,712	—	802,000

(3)	The amounts in this column for Mr. Dubay include the estimated value of plan premiums for the named executive officer and his eligible dependents for continued coverage under ATLS’s health and welfare plans during the applicable severance period, as payable pursuant to the terms of his employment agreement. All such benefits are “double-trigger.” No amounts are shown for Messrs. E. Cohen, J. Cohen, and Jones because, pursuant to the Employee Matters Agreement, New Atlas will assume sponsorship of the ATLS welfare plans at closing, and these executives will receive continued coverage under the New Atlas plans.

(4)	As discussed in Notes 1–3 to this Golden Parachute Compensation Table, for Messrs. E. Cohen, McGrath, J. Cohen, and Jones, the amounts quantified in the Cash column are “double-trigger” and the amounts quantified in the Equity column are generally “single-trigger, other than with respect to ARP equity awards (which are “double trigger”). ” For Mr. Dubay, the amounts quantified in the Cash, Equity, and Perquisites/Benefits column are “double-trigger” (other than certain amounts in the Equity column that are allocable to the settlement of New Atlas equity awards and the cash portion of the consideration received in respect of the ATLS equity awards).

THE TRANSACTION AGREEMENTS

The following describes the material provisions of ATLS Merger Agreement and the APL Merger Agreement, which are attached as Annex A and Annex B, respectively, and incorporated by reference herein, and certain other transaction documents incorporated by reference herein. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the ATLS Merger Agreement and APL Merger Agreement, respectively. This summary does not purport to be complete and may not contain all of the information about the Atlas Merger Agreements that is important to you. TRC and ATLS encourage you to read carefully the Atlas Merger Agreements in their entirety before making any decisions regarding the Atlas Mergers as they are the legal documents governing the Atlas Mergers.

Factual disclosures about Targa or Atlas or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about Targa or Atlas or their respective subsidiaries or affiliates contained in the Atlas Merger Agreements, as applicable, and described in these summaries. The representations, warranties and covenants made in the Atlas Merger Agreements by TRC, TRP, ATLS and APL, as applicable, were qualified and subject to important limitations agreed to by TRC and ATLS and TRP and APL, respectively, in connection with negotiating the terms of the Atlas Merger Agreements. In particular, in your review of the representations and warranties contained in the Atlas Merger Agreements and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the Atlas Merger Agreements, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders or unitholders and reports and documents filed with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the Atlas Merger Agreements or otherwise publicly disclosed. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone.

The ATLS Merger Agreement

The ATLS Merger

Subject to the terms and conditions of the ATLS Merger Agreement and in accordance with Delaware law, the ATLS Merger Agreement provides for the merger of GP Merger Sub with and into ATLS, with ATLS continuing as the surviving entity as a subsidiary of TRC. ATLS will cease to be a publicly held limited partnership following completion of the ATLS Merger. After the completion of the ATLS Merger, the certificate of limited partnership of ATLS in effect immediately prior to the ATLS Effective Time will be the certificate of limited partnership of the surviving entity, until amended in accordance with applicable law, and the ATLS partnership agreement in effect immediately prior to the ATLS Effective Time will be the agreement of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law. The general partner interest in ATLS issued and outstanding immediately prior to the ATLS Effective Time will remain outstanding in the surviving entity, and ATLS GP, as the holder of such general partner interest, will continue as the sole general partner of the surviving entity. At the ATLS Effective Time, ATLS will distribute its equity interests in ATLS GP to TRC.

Effective Time; Closing

The ATLS Effective Time will be at such time that ATLS files with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of Delaware law, or at such other date or time as is agreed to by ATLS and TRC and specified in the certificate of merger in accordance with Delaware law.

The closing of the ATLS Merger will occur on the third business day after the satisfaction or waiver of the conditions to the ATLS Merger provided in the ATLS Merger Agreement (other than conditions that by their nature are to be satisfied at the closing of the ATLS Merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as TRC and ATLS agree in writing. For further discussion of the conditions to the ATLS Merger, see “—Conditions to Consummation of the ATLS Merger.”

Conditions to Consummation of the ATLS Merger

The obligations of TRC and ATLS to effect the ATLS Merger are subject to the satisfaction or waiver (if waiver is permitted by applicable law) of the following conditions:

•	the ATLS Merger Agreement and the transactions contemplated thereby shall have been approved by the affirmative vote or consent of the holders, as of the record date for the meeting of ATLS unitholders to approve the ATLS Merger, of a majority of the outstanding ATLS common units entitled to vote thereon (the “ATLS unitholder approval”);

•	the TRC stock issuance shall have been approved by the affirmative vote or consent of holders, as of the record date for the meeting of TRC stockholders of a majority of the TRC shares present in person or represented by proxy at the TRC special meeting and entitled to vote thereon (the “TRC stockholder approval”);

•	all waiting periods under the HSR Act applicable to the ATLS Merger shall have expired or shall have been terminated, which condition shall have been satisfied;

•	no law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by any a court of competent jurisdiction or other governmental authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by the ATLS Merger Agreement (brought by a third party) is in effect (together with the immediately preceding condition, the “ATLS Regulatory Approval Conditions”);

•	the registration statement, of which this joint proxy statement/prospectus forms a part, shall have become effective under the Securities Act and shall not be subject to any stop order or proceedings initiated or threatened by the SEC;

•	the TRC shares (the “new TRC shares”) to be issued in the ATLS Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	all of the conditions set forth in the APL Merger Agreement shall have been satisfied or irrevocably waived (if permitted under applicable law) in writing by the applicable party thereto (other than those conditions that by their terms are to be satisfied by actions taken at the closing under the APL Merger Agreement and the condition relating to the consummation of the ATLS Merger) and the parties thereto shall be ready, willing and able to consummate the APL Merger substantially concurrently with the ATLS Merger;

•	the Spin-Off shall have been consummated in compliance in all material respects with the terms and conditions set forth in the Separation Agreement (after giving effect to any valid amendments or waivers); and

•	any indebtedness outstanding under the ATLS credit agreements shall have been repaid as of the ATLS Effective Time.

The obligations of ATLS to effect the ATLS Merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of TRC in the ATLS Merger Agreement shall be true and correct as of October 13, 2014 and as of the closing date of the ATLS Merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “material adverse effect” or “materiality” contained in any individual representation or warranty), would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on TRC; provided that: (i) the representation and warranty of TRC with respect to its capitalization must be true and correct in all respects other than de minimis inaccuracies as of the date of the ATLS Merger Agreement and as of the closing date of the ATLS Merger (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the representation and warranty of TRC that there has not been any change, event, development, circumstance, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on TRC must be true and correct in all respects as of the date of the ATLS Merger Agreement and as of the closing date of the ATLS Merger;

•	TRC and GP Merger Sub shall have performed, in all material respects, all agreements and covenants required to be performed by them under the ATLS Merger Agreement prior to the ATLS Effective Time; and

•	the receipt of an officer’s certificate executed by the Chief Executive Officer of TRC certifying that the two preceding conditions (the “Additional ATLS Conditions”) shall have been satisfied.

The obligations of TRC to effect the ATLS Merger are subject to the satisfaction or waiver of the following additional conditions, at or prior to the closing:

•	the representations and warranties of ATLS in the ATLS Merger Agreement shall be true and correct as of October 13, 2014 and as of the closing date of the ATLS Merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “material adverse effect” or “materiality” contained in any individual representation or warranty), would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ATLS; provided that: (i) the representation and warranty of ATLS with respect to its capitalization must be true and correct in all respects other than de minimis inaccuracies as of the date of the ATLS Merger Agreement and as of the closing date of the ATLS Merger (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the representation and warranty of ATLS that there has not been any change, event, development, circumstance, occurrence or effect with respect to TRC and its subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on ATLS must be true and correct in all respects as of the date of the ATLS Merger Agreement and as of the closing date of the ATLS Merger;

•	ATLS and ATLS GP shall have performed, in all material respects, all agreements and covenants required to be performed by them under the ATLS Merger Agreement prior to the ATLS Effective Time; and

•	the receipt of an officer’s certificate executed by the Chief Executive Officer of ATLS certifying that the two preceding conditions (the “Additional TRC Conditions”) shall have been satisfied.

For purposes of the ATLS Merger Agreement, the term “material adverse effect” means, when used with respect to a party to the ATLS Merger Agreement, any change, event, development, circumstance, occurrence or effect that, individually or in the aggregate, (i) has a material adverse effect on the business, condition (financial or otherwise) or results of operations of such party and its subsidiaries taken as a whole, or (ii) would prevent the consummation of the ATLS Merger on the terms provided in the ATLS Merger Agreement on or prior to the outside date, but none of the following changes, events, developments, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a material adverse effect has occurred:

(i) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory, legislative or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, including changes in price differentials;

(ii) changes in economic or market conditions in affecting the:

(a) the natural gas gathering, compressing, treating, processing and transportation industry generally;

(b) oil and gas exploration and production industry; and

(c) the natural gas liquids fractionating and transportation industry generally;

(iii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity, pandemic or crisis, including acts of terrorism;

(iv) any hurricane, tornado, flood, earthquake or natural disaster;

(v) the announcement or pendency of the ATLS Merger Agreement and the transactions contemplated thereby (including performance of obligations under, and the consummation of the transactions contemplated by, the ATLS Merger Agreement, the APL Merger Agreement and, in the case of ATLS, the Separation Agreement);

(vi) any change in the market price or trading volume of the common units representing limited partner interests or common shares of such party (it being understood and agreed that the exception in this clause (vi) shall not preclude any party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been a material adverse effect if not otherwise excluded by another clause of this definition);

(vii) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (vii) shall not preclude any party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a material adverse effect if not otherwise excluded by another clause of this definition);

(viii) changes in any laws or regulations applicable to such party or GAAP or applicable accounting regulations or the interpretations thereof;

(ix) any legal proceedings commenced by or involving any current or former member, partner, unitholder or stockholder of such party (on their own behalf or on behalf of such party) arising out of or related to the ATLS Merger Agreement or the transactions contemplated thereby; or

(x) any taking of any action at the express written request of the other party in connection with the ATLS Merger Agreement or the transactions contemplated hereby;

except, in the case of clauses (i), (ii), (iii) or (iv) to the extent that such change, event, development, circumstance, occurrence or effect disproportionately and adversely affects such party and its subsidiaries, taken as a whole, as compared to other similarly situated companies operating in the industries in which such party and its subsidiaries operate.

TRC Stockholder and ATLS Unitholder Approval

TRC has agreed to establish a record date for, duly call, give notice of, convene and hold a special meeting of TRC stockholders, as soon as reasonably practicable following the registration statement being declared effective by the SEC, for the purpose of such stockholders voting on the adoption of the TRC stock issuance. TRC agreed that unless the ATLS Merger Agreement is validly terminated, TRC shall not (without ATLS’s prior written consent) adjourn, postpone or cancel the TRC special meeting (or propose to do so), except (i) in the absence of proxies sufficient to obtain the TRC stockholder approval, to solicit additional proxies for the purpose of obtaining such approval, (ii) in the absence of a quorum, or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure necessary under law to be disseminated and reviewed by the TRC stockholders prior to the meeting. If the TRC Board no longer recommends the TRC stock issuance, TRC shall remain required to call, hold and convene the TRC special meeting unless the ATLS Merger Agreement has been terminated in accordance with its terms.

ATLS has agreed to establish a record date for, duly call, give notice of, convene and hold a special meeting of ATLS unitholders, as soon as reasonably practicable following the registration statement being declared effective by the SEC, for the purpose of such unitholders voting on the adoption of the ATLS Merger Agreement and the ATLS Merger. ATLS agreed that unless the ATLS Merger Agreement is validly terminated, ATLS shall not submit any superior proposal (as defined below) to a vote of the ATLS unitholders; and it shall not (without TRC’s prior written consent) adjourn, postpone or cancel the ATLS special meeting (or propose to do so), except (i) in the absence of proxies sufficient to obtain the ATLS unitholder approval, to solicit additional proxies for the purpose of obtaining such approval, (ii) in the absence of a quorum, or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure necessary under law to be disseminated and reviewed by the ATLS unitholders prior to the meeting. If the ATLS GP Board no longer recommends the adoption of the ATLS Merger Agreement, ATLS shall remain required to call, hold and convene the ATLS special meeting unless the ATLS Merger Agreement has been terminated in accordance with its terms.

No Solicitation by ATLS of Alternative Proposals

The ATLS Merger Agreement contains detailed provisions prohibiting ATLS GP and ATLS from seeking an alternative proposal to the ATLS Merger. Under these “no solicitation” provisions, from and after the execution of the ATLS Merger Agreement until the earlier of the closing or the termination of the ATLS Merger Agreement, neither ATLS GP nor ATLS will, and each of ATLS and ATLS GP will cause ATLS’s subsidiaries and the New Atlas Companies not to, and use reasonable best efforts to cause its and the subsidiaries’ and New Atlas Companies’ officers, directors, managers, members, employees and other representatives not to, directly or indirectly,

•	initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, any alternative proposal, or

•	enter into or participate in any discussions or negotiations regarding, or furnish to any person any non-public information regarding ATLS GP, ATLS or their subsidiaries with respect to, or that could reasonably be expected to lead to, or in connection with or for the purpose of encouraging or facilitating, any alternative proposal.

In addition, the ATLS Merger Agreement requires that ATLS GP and ATLS will, and will use reasonable best efforts to cause its and its subsidiaries’ and the New Atlas Companies’ representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person (other than Targa entities and their respective representatives) conducted on or prior to October 13, 2014 with respect to any alternative proposal (which, for this purpose, need not have been an unsolicited proposal) and request of each such person that executed a confidentiality agreement with ATLS with respect to any alternative proposal (which, for this purpose, need not have been an unsolicited proposal) in the six months prior to October 13, 2014 and is in possession of confidential information about ATLS GP, ATLS or any of their subsidiaries, the return or destruction of all such confidential information in accordance with the terms of the confidentiality agreement with such person.

Notwithstanding these restrictions, the ATLS Merger Agreement provides that, at any time prior to ATLS unitholders voting in favor of adopting the ATLS Merger Agreement, if ATLS or ATLS GP receives an alternative proposal that was not solicited after the execution of the ATLS Merger Agreement, that the ATLS GP Board believes is bona fide and that did not result from a violation of the no solicitation restrictions described above, and (after consultation with its financial advisors and outside legal counsel) the ATLS GP Board determines in good faith that such alternative proposal could result in a superior proposal, ATLS may (A) furnish information, including non-public information, with respect to it and its subsidiaries, and afford access to the business, properties, books and records of ATLS and its subsidiaries, to the person making such alternative proposal and such person’s representatives and (B) enter into and participate in discussions or negotiations with the person making such alternative proposal and its representatives, provided that:

•	promptly following (and in any event within 24 hours of) ATLS’s first furnishing any such non-public information to, or first entering into discussions or negotiations with, such person, ATLS shall give TRC written notice of such action, including the identity of such person, and

•	prior to furnishing any such non-public information, (x) ATLS shall have received from such person an executed confidentiality agreement with confidentiality provisions no less favorable to ATLS than the provisions of the confidentiality agreement between TRC and ATLS as in effect immediately prior to the execution of the ATLS Merger Agreement, a copy of which shall be provided to TRC promptly (and in any event within 24 hours) following execution and (y) ATLS will promptly (and in any event within 24 hours) provide to TRC any non-public information about ATLS and its subsidiaries that was not previously provided or made available to TRC following the provision of any such non-public information to such other person.

ATLS has also agreed in the ATLS Merger Agreement that it will promptly (and in no event later than 24 hours after receipt) (i) advise TRC in writing of any alternative proposal (and any changes thereto) that it receives and the material terms and conditions of any such alternative proposal, including the identity of such person making such alternative proposal, and (ii) if any such alternative proposal is in writing, provide TRC a copy of such alternative proposal. ATLS will keep TRC reasonably informed of the status and material terms and conditions of such alternative proposal and any material modification thereto, including if such material modification is in writing, providing TRC with a copy thereof.

ATLS has also agreed in the ATLS Merger Agreement that ATLS entities will not enter into any agreement with any person that prohibits ATLS from providing any information to TRC in accordance with the “no solicitation” provisions (including those described above).

For purposes of the ATLS Merger Agreement, the term “alternative proposal” means any unsolicited proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than TRC and its subsidiaries, relating to (A) any direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of assets of ATLS and its subsidiaries equal to 20% or more of the combined assets of ATLS and its subsidiaries or to which 20% or more of the combined revenues or earnings of ATLS and its subsidiaries are attributable, or (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions), and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the equity securities of ATLS GP or securities of ATLS representing 20% or more of the voting power of the securities of ATLS.

For purposes of the ATLS Merger Agreement, the term “superior proposal” means an unsolicited written offer to acquire, directly or indirectly, (a) 75% or more of the outstanding equity securities of APL GP or securities of ATLS representing 75% or more of the voting power of the securities of ATLS, (b) 75% or more of the combined assets of ATLS and its subsidiaries, taken as a whole or (c) 75% or more of the combined assets of ATLS and its subsidiaries and the New Atlas Companies, taken as a whole, in each case of (a) through (c), either with or without the Spin-Off, and on terms and conditions which the ATLS GP Board determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable from a financial point of view to ATLS unitholders than the transactions contemplated by the ATLS Merger Agreement, taking into account at the time of determination such matters ATLS GP Board deems relevant including the legal, financial, regulatory and other aspects of such offer (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such proposal, as applicable) and any changes to the terms of the ATLS Merger Agreement that as of that time had been committed to by TRC in writing.

Change in ATLS GP Board Recommendation; Termination for Superior Proposal

The ATLS Merger Agreement provides that, subject to the exceptions described below, the ATLS GP Board will not (i): (A) change, withdraw, withhold, modify or qualify, or publicly propose to withdraw, modify or qualify, in each case, in any manner adverse to TRC, the ATLS GP Board’s recommendation that the ATLS unitholders approve the ATLS Merger Agreement and the transactions contemplated thereby (the “ATLS GP Board Recommendation”), (B) fail to include the ATLS GP Board Recommendation in the joint proxy statement/prospectus, (C) fail to reaffirm (publicly, if so requested by TRC) the ATLS GP Board Recommendation within 5 business days after the date of any alternative proposal (or material modification thereto) is publicly disclosed by ATLS or the person making such alternative proposal (except for a tender or exchange offer, which shall be governed by clause (D)), (D) fail to announce publicly within the 10 business day period (as specified in Rule 14e-2 under the Exchange Act) after a tender offer or exchange offer relating to ATLS common units shall have been commenced that the ATLS GP Board recommends rejection of such tender offer or exchange offer and reaffirming the ATLS GP Board Recommendation; or (E) publicly approve or recommend, or publicly propose to approve, recommend or enter into, any alternative proposal; or (ii) approve, adopt or allow ATLS GP, ATLS or any of their subsidiaries or the New Atlas Companies to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, ATLS Merger Agreement, acquisition agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any alternative proposal (any action described in this paragraph, an “ATLS change in recommendation”). A public statement that describes ATLS’s receipt of an alternative proposal and the operation of the ATLS Merger Agreement with respect to the proposal will not be deemed an ATLS change in recommendation.

Notwithstanding anything in the ATLS Merger Agreement to the contrary, if (i) ATLS receives a written, unsolicited alternative proposal (and such proposal is not withdrawn) that the ATLS GP Board believes is bona fide, (ii) such alternative proposal did not result, directly or indirectly, from a violation of the no solicitation provisions described above and (iii) the ATLS GP Board determines, after consultation with its financial advisors and outside legal counsel, that such alternative proposal constitutes a superior proposal, then the ATLS GP Board may at any time prior to obtaining the ATLS unitholder approval, effect an ATLS change in recommendation or terminate the ATLS Merger Agreement to enter into a definitive agreement in respect of the superior proposal; provided, however, that the ATLS GP Board may not take such action pursuant to the foregoing unless, prior to taking such action:

•	ATLS has provided prior written notice to TRC, generally at least 72 hours in advance, specifying in reasonable detail the reasons for such action (including a description of the material terms of such superior proposal and delivering TRC a copy of the proposed definitive agreement providing for the alternative proposal for such superior proposal in the form to be entered into and any other relevant proposed transaction agreements), and, generally at least 48 hours in advance, provide written notice and equivalent detail with respect to any material amendment to the terms of the superior proposal; and

•	ATLS has negotiated with TRC in good faith (to the extent TRC desires to negotiate) to make such adjustments in the terms and conditions of the ATLS Merger Agreement so that such superior proposal ceases to constitute a superior proposal.

Other than in connection with an alternative proposal, the ATLS Merger Agreement also permits the ATLS GP Board to make an ATLS change in recommendation in response to an “ATLS intervening event” (as described below) at any time prior to obtaining the approval of the ATLS unitholders of the ATLS Merger Agreement, but only if:

•	prior to making such ATLS change in recommendation, the ATLS GP Board determines in good faith, after consultation with ATLS’s outside legal counsel, that failure to take such action would result in a breach of its duties under applicable law, the ATLS partnership agreement or ATLS GP’s limited liability company agreement;

•	ATLS has given at least 72 hours’ advance written notice to TRC that the ATLS GP Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action); and

•	during the aforementioned period, ATLS has negotiated with TRC in good faith (to the extent TRC desires to negotiate) to make such adjustments in the terms and conditions of the ATLS Merger Agreement so as to permit the ATLS GP Board not to make such ATLS change in recommendation.

As used in the ATLS Merger Agreement, subject to certain exceptions set forth therein, an “ATLS intervening event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the ATLS GP Board on October 13, 2014 (or if known, the consequences of which were not known by the ATLS GP Board as of such date), which (i) becomes known to the ATLS GP Board prior to the receipt of ATLS unitholder approval and (ii) does not relate to an alternative proposal; provided, however, that (x) no event, circumstance, state of facts, occurrence, development or change arising from any action or omission by ATLS GP, ATLS or any of their subsidiaries or the New Atlas Companies that is required to be taken or omitted by the ATLS Merger Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals pursuant to the ATLS Merger Agreement may give rise to an ATLS intervening event and (y) if the ATLS intervening event relates to an event, circumstance, state of facts, occurrence, development or change involving TRC or any of its subsidiaries, then such event, circumstance, state of facts, occurrence, development or change shall not constitute an ATLS intervening event unless it has a material adverse effect on TRC.

Notwithstanding the restrictions discussed above, ATLS and the ATLS GP Board may disclose information to the ATLS unitholders as contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or as otherwise required by law; provided, however, that the ATLS GP Board shall not make an ATLS change in recommendation except in accordance with the ATLS Merger Agreement. Any “stop-look-and-listen” communication by ATLS of the ATLS GP Board to the ATLS unitholders pursuant to Rule 14d-9(f) will not be considered an ATLS change in recommendation.

Change in TRC Board Recommendation

The ATLS Merger Agreement provides that the TRC Board will not: (i) change, withdraw, withhold, modify or qualify, or publicly propose to withdraw, modify or qualify, in each case, in any manner adverse to ATLS, the TRC Board’s recommendation that the TRC stockholders approve the TRC stock issuance (the “TRC board Recommendation”) or (ii) fail to include the TRC Board Recommendation in the joint proxy statement/prospectus (any action described in this paragraph, a “TRC change in recommendation”).

Notwithstanding anything in the ATLS Merger Agreement to the contrary, the ATLS Merger Agreement permits the TRC Board to make a TRC change in recommendation in response to a “TRC intervening event” (as described below) at any time prior to obtaining the approval of the ATLS unitholders of the ATLS Merger Agreement, but only if:

•	prior to making such TRC change in recommendation, the TRC Board determines in good faith, after consultation with TRC’s outside legal counsel, that failure to take such action would result in a breach of its duties under applicable law;

•	TRC has given at least 72 hours’ advance written notice to ATLS that the TRC Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action); and

•	during the aforementioned period, TRC has negotiated with ATLS in good faith (to the extent ATLS desires to negotiate) to make such adjustments in the terms and conditions of the ATLS Merger Agreement so as to permit the TRC Board not to make such TRC change in recommendation.

As used in the ATLS Merger Agreement, subject to certain exceptions set forth therein, a “TRC intervening event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the TRC Board on October 13, 2014 (or if known, the consequences of which were not known by the TRC Board as of such date), which becomes known to the TRC Board prior to the receipt of TRC stockholder approval; provided, however, that (x) no event, circumstance, state of facts, occurrence, development or change arising from any action or omission by TRC or any of its subsidiaries that is required to be taken or omitted by the ATLS Merger Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals pursuant to ATLS Merger Agreement may give rise to a TRC intervening event and (y) if the TRC intervening event relates to an event, circumstance, state of facts, occurrence, development or change involving ATLS or any of its subsidiaries, then such event, circumstance, state of facts, occurrence, development or change shall not constitute a TRC intervening event unless it has a material adverse effect on ATLS.

Notwithstanding the restrictions discussed above, TRC and the TRC Board may disclose information to TRC stockholders as contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or as otherwise required by law; provided, however, that the TRC Board shall not make a TRC change in recommendation except in accordance with the ATLS Merger Agreement. Any “stop-look-and-listen” communication by TRC of the TRC Board to TRC’s stockholders pursuant to Rule 14d-9(f) will not be considered a TRC change in recommendation.

ATLS Merger Consideration

The ATLS Merger Agreement provides that, at the ATLS Effective Time, each ATLS common unit issued and outstanding immediately prior to the ATLS Effective Time will be converted into the right to receive (i) 0.1809 of a share of TRC common stock and (ii) cash in amount of $9.12. Any ATLS common units owned immediately prior to the ATLS Effective Time by ATLS or its wholly owned subsidiaries or by TRC or its wholly owned subsidiaries will be cancelled without any conversion or payment of consideration in respect thereof.

TRC will not issue any fractional shares in the ATLS Merger. Instead, each holder of ATLS common units that are converted pursuant to the ATLS Merger Agreement who otherwise would have received a fraction of a TRC share will be entitled to receive, from the exchange agent appointed by TRC pursuant to the ATLS Merger Agreement, a cash payment in lieu of such fractional shares in an amount equal to the product of (i) the average trading prices of the TRC shares over the five-day period prior to the closing date of the ATLS Merger and (ii) the fraction of the TRC share that such holder would otherwise be entitled to receive based on exchange ratio discussed above.

Treatment of ATLS Equity Awards

Under the ATLS Merger Agreement, equity-based awards outstanding as of the ATLS Effective Time will be treated at the ATLS Effective Time as follows:

Spin-Off Adjustment to ATLS Equity Awards. In connection with the Spin-Off, each option to purchase ATLS common units will be converted into an adjusted ATLS option and a New Atlas option. The exercise price and number of units subject to each option will be adjusted in order to preserve the aggregate intrinsic value of the original ATLS option as measured immediately before and immediately after the Spin-Off, subject to rounding.

Holders of ATLS phantom unit awards will retain those awards and also will receive a New Atlas phantom unit award covering a number of New Atlas common units that reflects the distribution to ATLS unitholders, determined by applying the distribution ratio in the Spin-Off to the original ATLS phantom unit awards as though they were actual ATLS common units.

Treatment of New Atlas Equity Awards. Immediately following the Spin-Off, all New Atlas options and phantom unit awards will become fully vested and will be cancelled and settled for the implied value of a New Atlas common unit less, in the case of New Atlas options, the applicable exercise price. All New Atlas options and phantom unit awards will be settled in cash, subject to a specified aggregate cap on the amount of cash that may be distributed in respect of all New Atlas equity awards. If the cap is exceeded, then any amounts payable to holders of New Atlas equity awards in excess of the cap will be settled in New Atlas common units. If the cap is not exceeded, then any excess available cash will be distributed to the holders of New Atlas phantom unit awards on a pro rata basis. The computation of the cap is discussed in more detail in the section entitled “—Severance Payments.”

Adjusted ATLS Options Held by New Atlas Allocated Employees. Each adjusted ATLS option, whether vested or unvested, that is held by a New Atlas allocated employee, a non-employee director of ATLS or APL, or a former employee and that is outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, become fully vested and be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the adjusted ATLS option, net of the applicable exercise price. Any adjusted ATLS option that has an exercise price that is greater than or equal to the cash value of the ATLS Merger Consideration will be cancelled for no consideration.

Original ATLS Phantom Unit Awards Held by New Atlas Allocated Employees. Each original ATLS phantom unit that is held by a New Atlas allocated employee, a non-employee director of ATLS or APL, or a former employee, and that is outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, become fully vested and be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the original ATLS phantom unit award.

Adjusted ATLS Options Held by ATLS Allocated Employees. Each vested adjusted ATLS option that is held by an ATLS allocated employee and that is outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the adjusted ATLS option, net of the applicable exercise price.

Each unvested adjusted ATLS option that is held by an ATLS allocated employee and outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, be cancelled and converted into the right to receive (net of the applicable exercise price): (1) the ATLS Cash Consideration in respect of each ATLS common unit underlying the adjusted ATLS option and (2) a TRC restricted stock award with respect to a number of shares of TRC common stock (rounded down to the nearest whole share) equal to the product of (a) the number of ATLS common units underlying the adjusted ATLS option, multiplied by (b) the ATLS Stock Consideration. Each TRC restricted stock award will settle in TRC common stock upon vesting.

Any adjusted ATLS option that has an exercise price that is greater than or equal to the cash value of the ATLS Merger Consideration will be cancelled for no consideration.

Original ATLS Phantom Unit Awards Held by ATLS Allocated Employees. Each original ATLS phantom unit award that is held by an ATLS allocated employee and outstanding immediately prior to the ATLS Effective Time, will, as of the ATLS Effective Time, be cancelled and converted into the right to receive: (1) the ATLS Cash Consideration in respect of each ATLS common unit underlying the original ATLS phantom unit award and (2) a TRC restricted stock award with respect to a number of shares of TRC common stock (rounded to the nearest whole share) equal to the product of (a) the number of ATLS common units underlying the original ATLS phantom unit award, multiplied by (b) the ATLS Stock Consideration. Each TRC restricted stock award will settle in TRC common stock upon vesting.

Adjustments to Prevent Dilution

In the event the outstanding ATLS common units or TRC shares shall have been changed into a different number of units or shares or a different class after the date of the ATLS Merger Agreement by reason of any subdivisions, reclassifications, splits, unit or share distributions, combinations or exchanges of ATLS common units or TRC shares (other than the Spin-Off), the exchange ratio will be correspondingly adjusted to provide to the holders of such ATLS common units the same economic effect as contemplated by the ATLS Merger Agreement prior to such event.

Withholding

TRC, GP Merger Sub and the exchange agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to the ATLS Merger Agreement to any holder of ATLS common units such amounts or securities as TRC, GP Merger Sub or the exchange agent determines it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld, such amounts will be treated for all purposes of the ATLS Merger Agreement as having been paid or issued to the holder of ATLS common units in respect of whom such deduction and withholding was made by TRC or the exchange agent, as the case may be.

Distributions

No dividends declared or made with respect to TRC shares with a record date after the ATLS Effective Time will be paid to the holder of any ATLS common units with respect to new TRC shares that such holder would be entitled to receive in accordance with the ATLS Merger Agreement and no cash payment in lieu of fractional new TRC shares will be paid to any such holder until such holder has delivered the required documentation and surrendered any such certificates or book-entry units as contemplated by the ATLS Merger Agreement. Subject to applicable law, following compliance with the requirement to deliver the required documentation and surrender any certificates or book-entry units as contemplated by the exchange procedures set forth in the ATLS Merger Agreement, there will be paid to such holder, without interest, promptly after the time of such compliance, the amount of any cash payable in lieu of fractional new TRC shares to which such holder is entitled and the amount of dividends with a record date after the ATLS Effective Time theretofore paid with respect to new TRC shares and payable with respect to such new TRC shares, and promptly after such compliance, or, if later, at the appropriate payment date, the amount of dividends with a record date after the ATLS Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such new TRC shares (which shall be paid by TRC).

Regulatory Matters

TRC, GP Merger Sub, ATLS and ATLS GP have agreed to (including to cause their respective subsidiaries to) cooperate with each other and use their reasonable best efforts: (i) to generally take all actions (and in any event no later than the outside date) necessary to cause the closing conditions of the ATLS Merger Agreement to be satisfied as promptly as practicable (and in any event no later than the outside date) and to consummate the ATLS Merger and the APL Merger (including preparing all necessary documentation to effect all necessary filings, reports, and other documentation); (ii) to obtain promptly (and in any event no later than the outside date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the APL Merger and the ATLS Merger; (iii) to obtain all necessary consents, approvals or waivers from third parties; (iv) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the APL Merger as promptly as practicable and in any event within ten (10) business days after October 13, 2014, and to supply as promptly as practicable any additional information and documentary material that may be requested by any governmental authority pursuant to the HSR Act or any other antitrust law, including substantial compliance with any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable; (v) to cooperate in all respects with any filing or submission with a governmental authority in connection with the transactions contemplated by the ATLS Merger Agreement and in connection with any investigation or other inquiries by or before a governmental authority relating to the ATLS Merger, including a proceeding initiated by a private person, (vi) promptly inform the other parties (and supply the other parties with) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other governmental authority and any material communication received or given in connection with any proceeding by a private person, in each case regarding the ATLS Merger; (vii) permit the other parties to review in advance and incorporate the other party’s reasonable comments in any communication to be given by it to any governmental authority with respect to obtaining any clearances required under any antitrust law in connection with the transactions contemplated in the ATLS Merger Agreement; and (viii) consult with the other parties in advance of any meeting or teleconference with any governmental authority or, in connection with any proceeding by a private person, with any other person, and, to the extent not prohibited by the governmental authority or other person, give the other party the opportunity to attend and participate in such meetings and teleconferences.

In addition, TRC and ATLS each agree to take, or cause their subsidiaries to take, any and all steps, and to make, and cause to be made, any and all undertakings necessary to resolve objections, if any, that a governmental authority may assert under any antitrust law with respect to the transactions contemplated by the ATLS Merger Agreement and to avoid or eliminate every impediment under the antitrust laws that may be asserted by any governmental authority with respect to such transactions so as to enable the closing to occur as promptly as practicable, and in any event no later than the outside date, including, without limitation:

•	proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of any party (or any of its subsidiaries);

•	creating, terminating or divesting relationships, ventures, contractual rights or obligations of any party (or any of its subsidiaries); and

•	otherwise taking or committing to take any action that would limit either party or its subsidiaries’ (including the New Atlas Companies’) freedom of action with respect to, or their ability to retain or hold, one or more of their or their subsidiaries’ businesses, assets, equity interests, product lines or properties.

Neither party or its subsidiaries (including Spin-Off Companies) shall be required to take any action, or agree to any condition or limitation, that would reasonably be expected to (i) in the case of assets, properties or business of TRC or its subsidiaries, materially and adversely impact their business or operations (as measured prior to the ATLS Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin or (ii) in the case of assets, properties or business of ATLS or its subsidiaries, materially and adversely impact their business or operations (as measured prior to the ATLS Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin; and provided, further, that the consummation of the transactions provided for in any such agreement for a divestiture action shall be conditioned upon the closing or satisfaction or waiver of all of the conditions to closing in a case where the closing will occur immediately following such action.

Termination of the ATLS Merger Agreement

Either TRC or ATLS may terminate the ATLS Merger Agreement at any time prior to the closing:

•	by mutual written consent;

•	if there is in effect a final and nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the ATLS Merger Agreement (unless such order is due, in whole or in part, to the failure of the terminating party to perform any of its obligations under the ATLS Merger Agreement);

•	if the closing of the ATLS Merger has not occurred on or before the outside date (unless such failure of the closing to occur is due to the failure of the terminating party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such party prior to the closing); provided that if all the conditions to closing of the ATLS Merger, other than the ATLS Regulatory Approval Conditions, shall have been satisfied or be capable of being satisfied as of the outside date, either TRC or ATLS may extend the outside date up to August 31, 2015;

•	if the ATLS special meeting has concluded and the ATLS unitholder approval has not been obtained;

•	if the TRC special meeting has concluded and the TRC stockholder approval has not been obtained; or

•	if the APL Merger Agreement is terminated.

In addition, TRC may terminate the ATLS Merger Agreement:

•	if an ATLS change in recommendation shall have occurred prior to the ATLS unitholder approval; or

•	if ATLS has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the ATLS Merger Agreement, which breach or failure to perform, if it was continuing as of the closing date of the ATLS Merger Agreement, would result in the failure of the Additional TRC conditions to be satisfied, and such breach or failure to perform is incapable of being cured or, if capable of being cured, is not cured by the earlier of (i) the outside date or (ii) within 30 days following receipt by ATLS of written notice of such breach or failure from TRC; provided that if such breach or failure to perform is capable of being cured by ATLS by the outside date, such 30-day cure period shall be extended until the second business day prior to the outside date solely to the extent during such period ATLS is using its reasonable best efforts to cure such breach or failure to perform (an “ATLS terminable breach”); provided, further that TRC shall not have the right to terminate the ATLS Merger Agreement under these terms if TRC is then in material breach of any of its representations, warranties, covenants or agreements set forth in the ATLS Merger Agreement.

In addition, ATLS may terminate the ATLS Merger Agreement:

•	if TRC has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the ATLS Merger Agreement, which breach or failure to perform if it was continuing as of the closing date of the ATLS Merger Agreement would result in the failure of the Additional ATLS Conditions to be satisfied, and such breach or failure to perform is incapable of being cured or, if capable of being cured is not cured by the earlier of (i) the outside date or (ii) within 30 days following receipt by TRC of written notice of such breach or failure from ATLS; provided that if such breach or failure to perform is capable of being cured by TRC by the outside date, such 30-day cure period shall be extended until the second business day prior to the outside date solely to the extent during such period TRC is using its reasonable best efforts to cure such breach or failure to perform (a “TRC terminable breach”); provided further that ATLS shall not have the right to terminate the ATLS Merger Agreement pursuant under these terms if ATLS is then in material breach of any of its representations, warranties, covenants or agreements set forth in the ATLS Merger Agreement;

•	if a TRC change in recommendation has occurred prior to the TRC stockholder approval; or

•	prior to obtaining ATLS unitholder approval, to enter into a definitive agreement with respect to any superior proposal, provided that ATLS concurrently with such termination pay to TRC the termination fee (as described below).

Termination Fees

In certain cases, termination of the ATLS Merger Agreement will require either ATLS or TRC to pay a termination fee of $53.4 million or $26.7 million (the “termination fee”) to the other party. In no event will ATLS or TRC be required to pay the termination fee to the other party on more than one occasion.

ATLS is required to pay a termination fee of $53.4 million, minus any payment in respect of expenses previously paid by ATLS (as described under “—Expenses”), to TRC if an alternative proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the ATLS special meeting and the ATLS Merger Agreement is terminated by ATLS or TRC because the ATLS special meeting has concluded and the ATLS unitholder approval has not been obtained, and ATLS or one of its subsidiaries enters into a definitive agreement with respect to, or consummates, an alternative proposal within 12 months after the date the ATLS Merger Agreement is terminated (for these purposes, the term “alternative proposal” has the general meaning assigned to it under the ATLS Merger Agreement, except that the references to “20% or more” are deemed to be references to “50% or more”).

ATLS must pay to TRC the termination fee of $53.4 million if: (a) the ATLS Merger Agreement is terminated by TRC because an ATLS change in recommendation has occurred prior to the ATLS unitholder approval, or (b) the ATLS Merger is terminated by ATLS because ATLS has elected to terminate the ATLS Merger Agreement, prior to obtaining the ATLS unitholder approval, in order to enter into a definitive agreement with respect to a superior proposal.

If the ATLS Merger Agreement is terminated by TRC or ATLS because the APL Merger Agreement is terminated and APL becomes obligated to pay a “termination fee” under the APL Merger Agreement in two situations set forth below, then ATLS shall, concurrent with the payment of such “termination fee” by APL, pay TRC a termination fee of $26.7 million, minus any payment in respect of expenses previously paid by ATLS (as described under “—Expenses”). The first situation is where (i) an alternative proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the APL special meeting, (ii) the APL Merger Agreement is terminated by APL or TRP because the APL special meeting has concluded and the APL unitholder approval has not been obtained), and (iii) APL or one of its subsidiaries enters into a definitive agreement with respect to an alternative proposal, or consummates an alternative proposal within 12 months after the date the APL Merger Agreement is terminated (for these purposes, the term “alternative proposal” has the general meaning assigned to it under the APL Merger Agreement, except that the references to “20% or more” are deemed to be references to “50% or more”). The second situation is where the APL Merger Agreement is terminated by TRP because an APL change in recommendation has occurred prior to the APL unitholder approval.

TRC is required to pay the termination fee of $53.4 million, minus any payment in respect of expenses previously paid by TRC (as described under “—Expenses”), to ATLS if a TRC alternative proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the TRC special meeting, and the ATLS Merger Agreement is terminated by ATLS or TRC because the TRC special meeting has concluded and the TRC stockholder approval has not been obtained, and TRC or one of its subsidiaries enters into a definitive agreement with respect to, or consummates, a TRC alternative proposal within 12 months after the date the ATLS Merger Agreement is terminated. A “TRC alternative proposal” means any unsolicited proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than ATLS and its subsidiaries, relating to (A) any direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of assets of TRC and its subsidiaries equal to 50% or more of the combined assets of TRC and its subsidiaries or to which 50% or more of the combined revenues or earnings of TRC and its subsidiaries are attributable, or (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions), and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of securities of TRC representing 50% or more of the voting power of the securities of TRC.

TRC will pay to ATLS the termination fee of $53.4 million if the ATLS Merger Agreement is terminated by ATLS because a TRC change in recommendation has occurred prior to the TRC stockholder approval.

Expenses

In certain cases, ATLS or TRC, as the case may be, shall be required to pay $17.8 million (the “expenses”) in respect of the other party’s expenses. Such “expenses” reflect amounts incurred in connection with the negotiation, execution and delivery of the ATLS Merger Agreement and the performance of the transactions contemplated hereby. In no event will ATLS or TRC be required to pay the expenses to the other party on more than one occasion.

ATLS will pay to TRC the expenses if the ATLS Merger Agreement is terminated by TRC or ATLS because the ATLS special meeting has concluded and the ATLS unitholder approval has not been obtained.

TRC will pay to ATLS the expenses if the ATLS Merger Agreement is terminated by TRC or ATLS because the TRC special meeting has concluded and the TRC stockholder approval has not been obtained.

Otherwise, all costs and expenses incurred in connection with the transactions contemplated by the ATLS Merger Agreement, whether or not the ATLS Merger is consummated, will generally be the obligation of the respective party incurring such fees and expenses.

Conduct of Business Pending the Consummation of the ATLS Merger

Under the ATLS Merger Agreement, ATLS has agreed that, until the earlier of the ATLS Effective Time and the termination of the ATLS Merger, and except (i) as expressly contemplated or provided by the ATLS Merger Agreement, the APL Merger Agreement, the Separation Agreement or the Employee Matters Agreement (as defined below), (ii) as may be required by applicable law, (iii) as set forth in the disclosure letter delivered by ATLS to TRC or (iv) with the prior written consent of TRC (which consent cannot be unreasonably withheld in certain situations), ATLS will not (and ATLS GP will not take any such action on its own behalf or on behalf of ATLS), and will cause each of its subsidiaries not to (collectively, the “ATLS interim operating covenants”):

•	conduct its business and the business of its subsidiaries other than in the ordinary course consistent with past practice; provided, that no action by ATLS or its subsidiaries with respect to matters specifically addressed by any other ATLS interim operating covenants shall be deemed a breach of this ATLS interim operating covenant (i) unless such action would constitute a breach of such other ATLS interim operating covenant, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or (iii) take any action that adversely affects the ability of any party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

•	issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights or (ii) enter into any agreement with respect to the foregoing, in each case except for (A) issuances of ATLS common units upon the exercise or settlement of any ATLS equity awards outstanding on October 13, 2014 in accordance with the terms of the ATLS equity plans, (B) the sale of ATLS common units in connection with the exercise or settlement of ATLS equity awards if necessary to effectuate an option direction upon exercise or for withholding of taxes, and (C) distributions on the APL Class D Preferred Units paid in the ordinary course of business in additional APL Class D Preferred Units in accordance with the APL’s partnership agreement;

•	split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or rights, subject to certain exceptions;

•

sell, lease, transfer, exchange, dispose of, license or convey all or any portion of its assets, business or properties, other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000, (C) any sale, lease, transfer, exchange, disposal, license, or conveyance of assets, business or properties to APL or any subsidiary thereof or (D) any distributions expressly permitted under the ATLS Merger Agreement; (ii) except as set forth in the ATLS/APL budget for 2014 and 2015, acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity with a value in excess of $25,000,000; provided, that ATLS shall not, and shall not permit its subsidiaries to, make any acquisition that would reasonably be expected to materially impede or delay the consummation of the ATLS Merger or the other transactions, (iii) merge, consolidate or enter into any other business combination transaction with any person, other than mergers or consolidations solely among ATLS and its wholly owned subsidiaries or among its wholly owned subsidiaries, or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;

•	make or declare dividends or distributions (i) to the holders of ATLS common units that are special or extraordinary distributions or that are in a cash amount in excess of $0.55 per ATLS unit per quarter, or (ii) to the holders of any other units of or interests in ATLS;

•	amend (i) the ATLS organizational documents, or (ii) the governing documents of any of its significant subsidiaries;

•	enter into any material contract, agreement or arrangement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and hydrocarbons in the ordinary course);

•	modify or amend in any material respect, terminate or assign, or waive or assign any rights under any material agreement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and hydrocarbons in the ordinary course) or any permit, in each case, in a manner which is materially adverse to ATLS or any of its subsidiaries;

•	waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or any injunction or other equitable relief, other than waivers, releases, assignments, settlements or compromises (A) equal to or less than the amounts reserved with respect thereto on the ATLS financial statements or (B), except as provided in clause (A), that do not exceed $10,000,000 in the aggregate;

•	implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any other applicable law;

•	fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses substantially similar to the insurance maintained by it at present;

•	change, in any material respect, any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, amend in any material respect any tax return, or change, in any material respect, any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

•	take any action or fail to take any action that would reasonably be expected to cause any of its subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

•

except as required by applicable law or any employee benefit plan, (i) increase the compensation of any employee dedicated solely to the midstream business of ATLS (a “midstream business employee”) whose annual base compensation exceeds $175,000, other than customary increases in the ordinary course of business, consistent with past practice, (ii) grant any severance or termination pay to any employee, officer or director of ATLS or any of its subsidiaries, other than grants of severance or termination pay in the ordinary course of business consistent with past practice to any employee who is not an officer or director who is terminated in the ordinary course of business consistent with past practice, (iii) establish, adopt, enter into, amend or terminate any employment or change of control agreement with any employee, (iv) take any action to accelerate any compensation or fund any rabbi trust or similar arrangement, (v) terminate the employment or services of any midstream business employee whose target annual compensation is greater than $125,000, other than for cause, or (vi) hire any midstream business employee whose target annual compensation is greater than $350,000;

•	(i) incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities, (B) indebtedness owed by ATLS, ATLS GP or any subsidiary thereof to ATLS, ATLS GP or any subsidiary thereof or, (C) guarantees of existing indebtedness of ATLS or any subsidiary thereof to the extent required by the terms thereof, or (D) leases permitted to be incurred pursuant to clause (iii) below, (ii) redeem, repurchase, cancel or otherwise acquire any indebtedness owed thereby (directly, contingently or otherwise), prior to the stated maturities thereof, other than (A) borrowings under existing credit facilities and (B) repayments of indebtedness owed to any ATLS entity or any subsidiary thereof, (iii) enter into any material leases (whether operating or capital) for amounts exceeding $25,000,000 in the aggregate or (iv) except as set forth in the ATLS/APL budget for 2014 and 2015, make or commit to make any capital expenditures in excess of $100,000,000 in the aggregate; provided, however, that notwithstanding anything to the contrary herein, TRC may not incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise) under the ATLS credit facilities to the extent that the amount required to repay such ATLS credit facilities would exceed $240,000,000 as of immediately prior to the ATLS Effective Time;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

•	transfer any assets of the Midstream Companies as of the date of the ATLS Merger Agreement to the New Atlas Companies, or transfer any liabilities of the New Atlas Companies as of the date of October 13, 2014 to the Midstream Companies;

•	enter into any partnership related party transaction (as such term is defined in the ATLS Merger Agreement);

•	take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the ATLS Merger or the transactions contemplated by the ATLS Merger Agreement;

•	take any action to subject ATLS, ATLS GP or any of the Midstream Companies to material liability (contingent or otherwise) following the ATLS Effective Time with respect to (i) New Atlas or any of the other New Atlas Companies, (ii) the Spin-Off, (iii) the employees who are not dedicated solely to the Midstream Companies or (iv) the pre-closing or post-closing activities or business of the New Atlas Companies except for certain liabilities set forth in the Separation Agreement; or

•	agree or commit to do anything prohibited in the list above.

Under the ATLS Merger Agreement, with respect to APL and its subsidiaries, ATLS’s obligation under the ATLS Merger Agreement to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of APL and its subsidiaries and to the extent not inconsistent with ATLS’s or its subsidiaries’ duties (fiduciary or otherwise) to APL or any of its equity holders.

Under the ATLS Merger Agreement, TRC has agreed that, until the earlier of the ATLS Effective Time and the termination of the ATLS Merger, and except (i) as expressly contemplated or provided by the transactions contemplated by the ATLS Merger Agreement, the APL Merger Agreement, the Separation Agreement or the Employee Matters Agreement, (ii) as may be required by applicable law, (iii) as set forth in the disclosure letter delivered by TRC to ATLS or (iv) with the prior written consent of ATLS (which consent cannot be unreasonably withheld in certain situations), TRC will not and will cause each of its respective subsidiaries not to (collectively, the “TRC interim operating covenants”):

•	(i) conduct its business and the business of its subsidiaries other than in the ordinary course in all material respects; provided, that no action by TRC or its subsidiaries with respect to matters specifically addressed by any TRC interim operating covenant shall be deemed a breach of this TRC interim operating covenant unless such action would constitute a breach of such other TRC interim operating covenant, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or (iii) take any action that adversely affects the ability of any party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

•	(i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights or (ii) enter into any agreement with respect to the foregoing, in each case except (A) issuance of TRC shares (x) made in the ordinary course of business or (y) that would not reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the ATLS Merger or the transactions contemplated hereby, (B) issuances of TRC shares upon the exercise or settlement of any TRC equity awards outstanding on October 13, 2014 or as may be granted after October 13, 2014 as permitted under this section, (C) the sale of TRC shares in connection with the exercise or settlement of TRC equity awards if necessary to effectuate an option direction upon exercise or for withholding of taxes, (D) the grant of equity compensation awards at times, in amounts, on terms and conditions and otherwise in the ordinary course of business or (E) issuances of equity by TRP pursuant to the Equity Distribution Agreement, dated as of May 5, 2014, between TRP and the managers party thereto in amounts consistent with TRC’s past practice, or any agreement substantially similar in form and substance to such agreement;

•	split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any equity interests or rights, except for net share settlements made in connection with the vesting of restricted shares, restricted units or as required by the terms of any existing employee benefit plan;

•	(i) sell, lease, transfer, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000, (C) any joint venture, partnership, joint marketing, joint development or similar strategic transaction or (D) any distributions expressly permitted under the ATLS Merger Agreement; (ii) make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent or materially impede or materially delay the ATLS Merger; or (iii) merge, consolidate or enter into any other business combination transaction with any person, other than mergers or consolidations solely among TRC and its wholly owned subsidiaries or among its wholly owned subsidiaries or as permitted by clause (ii) or that would not reasonably be expected to prevent or materially impede or materially delay the ATLS Merger;

•	make or declare dividends or distributions to the holders of TRC shares that are special or extraordinary distributions, other than dividends or distributions, including increases in such dividends or distributions, made in the ordinary course consistent with past practice pursuant to applicable TRC Board approvals;

•	amend TRC’s organizational documents other than such amendments as would not reasonably be expected to adversely affect the voting rights of holders of TRC shares;

•	except in the ordinary course of business, modify or amend in any material respect, terminate or assign, or waive or assign any rights under any material agreement or any permit, in each case, in a manner which would reasonably be expected to result in a TRC material adverse effect;

•	implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any applicable law;

•	change in any material respect any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, amend in any material respect any tax return, or change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

•	take any action or fail to take any action that would reasonably be expected to cause any of its subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

•	take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the ATLS Merger or the transactions contemplated by the ATLS Merger Agreement; and

•	agree or commit to do anything prohibited in the list above.

Under the ATLS Merger Agreement, with respect to TRP and its subsidiaries, TRC’s obligation under this section to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of TRP and its subsidiaries and to the extent not inconsistent with TRC’s or its subsidiaries’ duties (fiduciary or otherwise) to TRP or any of its equity holders.

Indemnification; Directors’ and Officers’ Insurance

The ATLS Merger Agreement provides that, from and after the ATLS Effective Time, to the fullest extent permitted by law, TRC and the surviving entity in the ATLS Merger will indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the ATLS Effective Time, an officer, director or employee of ATLS, ATLS GP or any of the Midstream Companies (collectively, the “retained companies”) and also with respect to any such person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not affiliated with ATLS) serving at the request of or on behalf of the retained companies and together with such person’s heirs, executors or administrators (collectively, the “indemnified parties”) against any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement resulting therefrom. Additionally, TRC will promptly pay on behalf of or advance to any indemnified party any indemnification expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any claim or action, including enforcing any rights with respect to such indemnification or advancement, in advance of the final disposition of such claim or action without the requirement of any bond or other security.

The indemnification and advancement obligations of TRC and the surviving entity in the ATLS Merger pursuant to the ATLS Merger Agreement extend to acts or omissions occurring at or before the ATLS Effective Time and any claim or action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the ATLS Merger Agreement and the consummation of the ATLS Merger and the transactions contemplated by the ATLS Merger Agreement and the APL Merger Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any claim or action relating thereto), and all rights to indemnification and advancement conferred under the ATLS Merger Agreement continue as to each indemnified party who has ceased to be a director or officer of ATLS or any of its subsidiaries after October 13, 2014 and inure to the benefit of such person’s heirs, executors and personal and legal representatives.

For a period of six years from the ATLS Effective Time, TRC will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the indemnified parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the indemnified parties so long as that substitution does not result in gaps or lapses in coverage or are alleged to have occurred) with respect to matters occurring on or before the ATLS Effective Time, but TRC is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to October 13, 2014 (the “maximum amount”) and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this section would cost in excess of that amount. If ATLS elects, then it may, on or prior to the ATLS Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the ATLS Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by ATLS, exceed six times the maximum amount and, if such a “tail policy” is purchased, neither TRC nor the surviving entity in the ATLS Merger shall have any further obligation to maintain the insurance described in this paragraph.

Employee Matters

Pursuant to the ATLS Merger Agreement, TRC has agreed that, after completion of the ATLS Merger, it (or one of its affiliates) will:

•	for a period of 12 months following the ATLS Effective Time, provide each midstream business employee as of the closing date (collectively, the “continuing employees”) with (i) a base salary or wage rate, as applicable, and a target bonus opportunity that is no less favorable than such continuing employee’s base salary or wage rate, as applicable, and target bonus opportunity as of immediately prior to the ATLS Effective Time, and (ii) other employee benefits that are no less favorable, in the aggregate, than the employee benefits provided by TRC or its subsidiaries to their similarly situated employees immediately prior to the ATLS Effective Time;

•	provide each continuing employee whose employment is terminated without cause within the 12 months following the ATLS Effective Time, with severance in an amount that is no less than such continuing employee’s annual base salary as of immediately prior to the ATLS Effective Time less the amount of any base salary or wages paid to such employee during the period between the closing date and the date of such continuing employee’s termination of employment;

•	effective as of the ATLS Effective Time, cause each compensation or employee benefit plan maintained by TRC or any of its affiliates and in which any continuing employee becomes eligible to participate in (each, a “new plan”), to treat the prior service of such continuing employee with ATLS and its affiliates as service rendered to TRC or its affiliates, as the case may be, for all purposes (including vesting, eligibility, level of benefit and benefit accrual purposes, but other than for purposes of benefit accrual under any defined benefit plan or retiree welfare plan) to the extent that such service crediting does not violate any applicable law or result in duplication of benefits for the same period of service;

•	effective no later than 30 days after the closing of the ATLS Merger, establish participation by the continuing employees in TRC’s defined contribution plans or plans with a cash or deferred feature for any continuing employee who, as of the ATLS Effective Time, was eligible to participate in ATLS’s equivalent plans; and

•	take certain actions with respect to continuing employees’ participation in TRC’s flexible spending plans.

ATLS shall have the right, on or prior to December 15, 2014, to pay to each employee a cash bonus in respect of the full 2014 calendar year, which bonus shall be paid at no more than 1.5 times target level in the aggregate for all employees, with no employee with satisfactory performance ratings receiving less than his or her target percentage prorated for time worked. Awards to individuals will be allocated in a fair and reasonable manner based on performance ratings.

Financing Matters

Prior to the ATLS Effective Time, the ATLS entities shall, and shall cause their subsidiaries to, and shall use their reasonable best efforts to cause their respective representatives to, provide all customary and reasonable cooperation in connection with the arrangement of the financing contemplated by the debt commitment letter TRC has entered into with Merrill Lynch, Pierce, Fenner & Smith Incorporated as may be reasonably requested by TRC (provided that such requested cooperation does not unreasonably interfere with the business or operations of the ATLS entities and their respective subsidiaries). Regardless of whether closing occurs, all reasonable out-of-pocket fees and expenses incurred by the ATLS entities and their subsidiaries and affiliates in connection with the debt financing and the debt offers shall be paid or reimbursed by TRC and TRC will indemnify the ATLS entities and their subsidiaries and affiliates from related liability. The ATLS entities and their subsidiaries will not be required to incur any liability in connection with the debt financing or the debt offers prior to the ATLS Effective Time, except as otherwise provided in the ATLS Merger Agreement.

The Spin-Off

Prior to closing, (i) ATLS will take such actions as are necessary to form New Atlas and (ii) ATLS, ATLS GP and New Atlas will enter into the Separation Agreement.

Prior to the ATLS Effective Time, subject to the terms and conditions of the Separation Agreement, ATLS will use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the Spin-Off and the other transactions contemplated by the Separation Agreement, in coordination with the closing of the ATLS Merger. Without the prior written consent of TRC (such consent not to be unreasonably withheld, delayed or conditioned), none of ATLS, ATLS GP or New Atlas will (i) terminate the Separation Agreement or (ii) amend or waive any provision of the Separation Agreement in a manner that is materially adverse to ATLS, ATLS GP or TRC or any of its affiliates or that would prevent or materially impede the consummation of the ATLS Merger.

ATLS will, and will cause the New Atlas Companies, to file with the SEC a registration statement on Form 10 with respect to the Spin-Off as soon as practical following October 13, 2014. ATLS will, and will cause the Spin-Off Companies, to use its reasonable best efforts to have the information statement included as an exhibit to the registration statement on Form 10 to be mailed to the ATLS unitholders as promptly as practical after such filing. New Atlas filed an amendment to the Form 10 on December 15, 2014.

TRC will cooperate with and use reasonable commercial efforts to facilitate the Spin-Off as contemplated in the Separation Agreement.

Working Capital

ATLS has agreed to cause itself to have, as of the ATLS Effective Time and after giving effect to the Spin-Off, (i) unrestricted cash balances in its accounts equal to at least $5.0 million and (ii) net working capital (including the unrestricted cash amounts described in clause (i)) of no less than $5.0 million. ATLS has also agreed that from and after October 13, 2014, unless otherwise approved by TRC in writing, no cash distributions will be made by APL or its subsidiaries to ATLS or ATLS GP or any other retained company, other than cash transfers among APL and its subsidiaries or distributions in the ordinary course to ATLS in respect of its holdings of the general partner interests, limited partner interests and IDRs in APL.

Pre-Closing Payments

Immediately prior to the closing of the ATLS Merger, TRC will, or cause one of its subsidiaries to, make three specified payments to ATLS by wire transfer of immediately available funds: (i) $88.0 million in respect of the repayment of a portion of ATLS’s outstanding indebtedness; (ii) $178.0 million, which cash amount will be part of the assets transferred by ATLS to New Atlas pursuant to the Separation Agreement, and which New Atlas will use to satisfy certain severance payments that will become payable to employees of ATLS and APL, including executive officers, in connection with the closing of the Transactions, and the cash payments to be made to holders of New Atlas equity awards, including executive officers, as described under “Interests of Certain Persons in the Transactions—Severance Payments”; and (iii) $11.0 million, which cash amount will be used by ATLS to pay a portion of the transaction expenses ATLS incurs in connection with the ATLS Merger.

Amendment of the ATLS Merger Agreement

At any time prior to the ATLS Effective Time, the ATLS Merger Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the ATLS unitholder approval, by written agreement of the parties, by action taken or authorized by the respective boards of directors of their general partners; provided, however, that following receipt of the ATLS unitholder approval or TRC stockholder approval, there will be no amendment or change to the provisions of the ATLS Merger Agreement that by law would require further approval by the ATLS unitholders or TRC stockholders without such approval.

Remedies; Specific Performance

Under the ATLS Merger Agreement, each of the parties agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the ATLS Merger Agreement were not performed in accordance with their specific terms, and each agrees that the other party will be entitled to an injunction to prevent breaches of the ATLS Merger Agreement and to specifically enforce the terms and provisions of the ATLS Merger Agreement and that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided in the ATLS Merger Agreement on the basis that (x) any party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Representations and Warranties

The ATLS Merger Agreement contains representations and warranties made by TRC and ATLS. These representations and warranties have been made solely for the benefit of the other parties to the ATLS Merger Agreement and:

•	may be intended not as statements of fact or of the condition of the parties to the ATLS Merger Agreement or their respective subsidiaries, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the ATLS Merger Agreement, which disclosures may not be reflected in the ATLS Merger Agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the ATLS Merger Agreement or such other date or dates as may be specified in the ATLS Merger Agreement and are subject to more recent developments.

The representations and warranties made by both TRC and ATLS relate to:

•	organization, general authority, standing and similar matters;

•	capitalization;

•	equity interests in other entities;

•	approval and authorization of the ATLS Merger Agreement and the transactions contemplated by the ATLS Merger Agreement and any conflicts created by such transactions;

•	no violations or defaults resulting from the consummation of the transactions contemplated by the ATLS Merger Agreement;

•	required consents and approvals of governmental authorities in connection with the transactions contemplated by the ATLS Merger Agreement;

•	documents filed with the SEC and financial statements included in those documents;

•	internal controls and procedures;

•	absence of undisclosed liabilities since June 30, 2014;

•	absence of certain changes or events since June 30, 2014 through October 13, 2014 and from October 13, 2014 through the closing date;

•	compliance with applicable laws and permits;

•	material contracts;

•	environmental matters;

•	title to properties;

•	litigation;

•	information supplied in connection with this joint proxy statement/prospectus;

•	tax matters;

•	employee benefits;

•	intellectual property;

•	broker, finder or financial advisor fees;

•	opinion of financial advisors;

•	related party transactions;

•	insurance;

•	regulatory matters;

•	derivatives; and

•	absence of additional representations and warranties.

Additional representations and warranties made only by TRC relate to the operations of GP Merger Sub and the financing of the ATLS Merger.

Additional representations and warranties made only by ATLS relate to state takeover statutes, no other business activities of ATLS, the New Atlas Companies, and unitholder approval of the ATLS Merger.

Additional Agreements

The ATLS Merger Agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters, public announcements and certain payments to be made by TRC to ATLS immediately prior to the closing of the ATLS Merger Agreement. The ATLS Merger Agreement also obligates TRC to have TRC shares to be issued in connection with the ATLS Merger approved for listing on the NYSE, subject to official notice of issuance, prior to the date of the consummation of the ATLS Merger.

The APL Merger Agreement

The APL Merger

Subject to the terms and conditions of the APL Merger Agreement and in accordance with Delaware law, the APL Merger Agreement provides for the merger of MLP Merger Sub with and into APL, with APL continuing as the surviving entity as a subsidiary of TRP. APL will cease to be a publicly held limited partnership following completion of the APL Merger, and TRP will be the sole limited partner. After the completion of the APL Merger, the certificate of limited partnership of APL in effect immediately prior to the APL Effective Time will be the certificate of limited partnership of the surviving entity, until amended in accordance with applicable law, and the APL partnership agreement in effect immediately prior to the APL Effective Time will be the agreement of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law. The general partner interest in APL issued and outstanding immediately prior to the APL Effective Time will remain outstanding in the surviving entity, and APL GP, as the holder of such general partner interest, will continue as the sole general partner of the surviving entity.

Immediately prior to the APL Merger, but following the ATLS Merger, ATLS will distribute all of the equity interests in APL GP to TRC, which will immediately thereafter contribute such interests to TRP in exchange for a special general partner interest in TRP representing capital account credit equal to the fair market value of APL GP. This new partnership interest will not be entitled to current distributions or allocations of net income or net loss, and will have no voting rights or other rights except for the limited right to receive deductions attributable to the contribution of APL GP.

Effective Time; Closing

The APL Effective Time will be at such time that APL files with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of Delaware law, or at such other date or time as is agreed to by APL and TRP and specified in the certificate of merger in accordance with Delaware law.

The closing of the APL Merger will occur on the third business day after the satisfaction or waiver of the conditions to the APL Merger provided in the APL Merger Agreement (other than conditions that by their nature are to be satisfied at the closing of the APL Merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as TRP and APL agree in writing. For further discussion of the conditions to the APL Merger, see “—Conditions to Consummation of the APL Merger.”

Conditions to Consummation of the APL Merger

The obligations of TRP and APL to effect the APL Merger are subject to the satisfaction or waiver (if waiver is permitted by applicable law) of the following conditions:

•	the APL Merger Agreement and the transactions contemplated thereby shall have been approved by the affirmative vote or consent of the holders, as of the record date for the meeting of APL unitholders to approve the APL Merger of a majority of the outstanding APL common units entitled to vote thereon (the “APL unitholder approval”);

•	all waiting periods under the HSR Act applicable to the APL Merger shall have expired or shall have been terminated, which condition shall have been satisfied;

•

no law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by any a court of competent jurisdiction or other governmental authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by the APL Merger Agreement (brought by a third party) shall be in effect (together with the immediately preceding condition, the “APL Regulatory Approval Conditions”);

•	the registration statement filed by TRP with the SEC in connection with the issuance of the TRP common units to be issued in the APL Merger shall have become effective under the Securities Act and shall not be subject to any stop order or proceedings initiated or threatened by the SEC;

•	the TRP common units (the “new TRP common units”) to be issued in the APL Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	all of the conditions set forth in the ATLS Merger Agreement shall have been satisfied or irrevocably waived (if permitted under applicable law) in writing by the applicable party thereto (other than those conditions that by their terms are to be satisfied by actions taken at the closing under the ATLS Merger Agreement and the condition relating to the consummation of the APL Merger), and the ATLS Merger shall have been consummated;

•	TRC and TRP GP shall have executed and delivered to TRP the IDR Giveback Amendment (as defined below in “—IDR Giveback Amendment”), to be effective as of the APL Effective Time.

The obligations of APL to effect the APL Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of TRP in the APL Merger Agreement shall be true and correct as of the date of the APL Merger Agreement and as of the closing date of the APL Merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “material adverse effect” or “materiality” contained in any individual representation or warranty), would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on TRP; provided that: (i) the representation and warranty of TRP with respect to its capitalization must be true and correct in all respects other than de minimis inaccuracies as of October 13, 2014 and as of the closing date of the APL Merger (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the representation and warranty of TRP that there has not been any change, event, development, circumstance, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on TRP must be true and correct in all respects as of the date of the APL Merger Agreement and as of the closing date of the APL Merger.

•	TRP and MLP Merger Sub shall have performed, in all material respects, all agreements and covenants required to be performed by them under the APL Merger Agreement prior to the APL Effective Time; and

•	the receipt of an officer’s certificate executed by the Chief Executive Officer of TRP certifying that the two preceding conditions (the “Additional APL Conditions”) shall have been satisfied; and

•	APL shall have received from Wachtell, Lipton, Rosen & Katz, tax counsel to APL, a written opinion dated as of the closing date of the APL Merger to the effect that for U.S. federal income tax purposes (i) except to the extent of the APL Cash Consideration and any cash received in lieu of fractional common units, APL will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code and (ii) except to the extent of the APL Cash Consideration and any cash received in lieu of fractional common units, a holder of APL common units will not recognize gain or loss as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code.

The obligations of TRP to effect the APL Merger are subject to the satisfaction or waiver of the following additional conditions, at or prior to the closing:

•	the representations and warranties of APL in the APL Merger Agreement shall be true and correct as of the date of the APL Merger Agreement and as of the closing date of the APL Merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “material adverse effect” or “materiality” contained in any individual representation or warranty), would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on APL; provided that: (i) the representation and warranty of APL with respect to its capitalization must be true and correct in all respects other than de minimis inaccuracies as of October 13, 2014 and as of the closing date of the APL Merger (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the representation and warranty of APL that there has not been any change, event, development, circumstance, condition, occurrence or effect with respect to TRP and its subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on APL must be true and correct in all respects as of the date of the APL Merger Agreement and as of the closing date of the APL Merger;

•	APL and APL GP shall have performed, in all material respects, all agreements and covenants required to be performed by them under the APL Merger Agreement prior to the APL Effective Time;

•	the receipt of an officer’s certificate executed by the Chief Executive Officer of APL certifying that the two preceding conditions (the “Additional TRP Conditions”) shall have been satisfied; and

•	TRP shall have received from Vinson & Elkins LLP, tax counsel to TRP, a written opinion dated as of the closing date of the APL Merger to the effect that for U.S. federal income tax purposes (i) TRP, TRP GP and MLP Merger Sub will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code, (ii) a holder of TRP common units will not recognize gain or loss as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code and (iii) at least 90% of the combined gross income of each of TRP and APL for the most recent four complete calendar quarters ending before the closing date of the APL Merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

For purposes of the APL Merger Agreement, the term “material adverse effect” means, when used with respect to a party to the APL Merger Agreement, any change, event, development, circumstance, occurrence or effect that, individually or in the aggregate, (i) has a material adverse effect on the business, condition (financial or otherwise) or results of operations of such party and its subsidiaries taken as a whole, or (ii) would prevent the consummation of the APL Merger on the terms provided in the APL Merger Agreement on or prior to the outside date, but none of the following changes, events, developments, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a material adverse effect has occurred:

(i) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory, legislative or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, including changes in price differentials;

(ii) changes in economic or market conditions in affecting the:

(a) the natural gas gathering, compressing, treating, processing and transportation industry generally;

(b) oil and gas exploration and production industry; and

(c) the natural gas liquids fractionating and transportation industry generally;

(iii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity, pandemic or crisis, including acts of terrorism;

(iv) any hurricane, tornado, flood, earthquake or natural disaster;

(v) the announcement or pendency of the APL Merger Agreement and the transactions contemplated thereby (including performance of obligations under, and the consummation of the transactions contemplated by, the APL Merger Agreement, the ATLS Merger Agreement and, in the case of APL, the Separation Agreement);

(vi) any change in the market price or trading volume of the common units representing limited partner interests or common shares of such party (it being understood and agreed that the exception in this clause (vi) shall not preclude any party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been a material adverse effect if not otherwise excluded by another clause of this definition);

(vii) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (vii) shall not preclude any party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a material adverse effect if not otherwise excluded by another clause of this definition);

(viii) changes in any laws or regulations applicable to such party or GAAP or applicable accounting regulations or the interpretations thereof;

(ix) any legal proceedings commenced by or involving any current or former member, partner, unitholder or stockholder of such party (on their own behalf or on behalf of such party) arising out of or related to the APL Merger Agreement or the transactions contemplated hereby; or

(x) any taking of any action at the express written request of the other party in connection with the APL Merger Agreement or the transactions contemplated hereby;

except, in the case of clauses (i), (ii), (iii) or (iv) to the extent that such change, event, development, circumstance, occurrence or effect disproportionately and adversely affects such party and its subsidiaries, taken as a whole, as compared to other similarly situated companies operating in the industries in which such party and its subsidiaries operate.

APL Unitholder Approval

APL has agreed to establish a record date for, duly call, give notice of, convene and hold a special meeting of APL unitholders, as soon as reasonably practicable following the registration statement being declared effective by the SEC, for the purpose of such unitholders voting on the adoption of the APL Merger Agreement and the APL Merger. APL agreed that unless the APL Merger Agreement is validly terminated, APL shall not submit any superior proposal (as defined below) to a vote of the APL unitholders; and it shall not (without TRP’s prior written consent) adjourn, postpone or cancel the APL special meeting (or propose to do so), except (i) in the absence of proxies sufficient to obtain the APL unitholder approval, to solicit additional proxies for the purpose of obtaining such approval, (ii) in the absence of a quorum, or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure necessary under law to be disseminated and reviewed by the APL unitholders prior to the meeting. If the APL GP Board no longer recommends the adoption of the APL Merger Agreement, APL shall remain required to call, hold and convene the APL special meeting unless the APL Merger Agreement has been terminated in accordance with its terms.

No Solicitation by APL of Alternative Proposals

The APL Merger Agreement contains detailed provisions prohibiting APL GP and APL from seeking an alternative proposal to the APL Merger. Under these “no solicitation” provisions, from and after the execution of the APL Merger Agreement until the earlier of the closing or the termination of the APL Merger Agreement, neither APL GP nor APL will, and each of APL and APL GP will cause APL’s subsidiaries not to, and use reasonable best efforts to cause its and the subsidiaries’ officers, directors, managers, members, employees and other representatives not to, directly or indirectly,

•	initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, any alternative proposal, or

•	enter into or participate in any discussions or negotiations regarding, or furnish to any person any non-public information regarding APL GP, APL or their subsidiaries with respect to, or that could reasonably be expected to lead to, or in connection with or for the purpose of encouraging or facilitating, any alternative proposal.

In addition, the APL Merger Agreement requires that APL GP and APL will, and will use reasonable best efforts to cause its and its subsidiaries’ representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person (other than APL entities and their respective representatives) conducted on or prior to October 13, 2014 with respect to any alternative proposal (which, for this purpose, need not have been an unsolicited proposal) and request of each such person that executed a confidentiality agreement with APL with respect to any alternative proposal (which, for this purpose, need not have been an unsolicited proposal) in the six months prior to October 13, 2014 and is in possession of confidential information about APL GP, APL or any of their subsidiaries, the return or destruction of all such confidential information in accordance with the terms of the confidentiality agreement with such person.

Notwithstanding these restrictions, the APL Merger Agreement provides that, at any time prior to APL unitholders voting in favor of adopting the APL Merger Agreement, if APL receives an alternative proposal that was not solicited after the execution of the APL Merger Agreement, that the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) believes is bona fide and that did not result from a violation of the no solicitation restrictions described above, and (after consultation with its financial advisors and outside legal counsel) the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) determines in good faith that such alternative proposal could result in a superior proposal, APL may (A) furnish information, including non-public information, with respect to it and its subsidiaries to, and afford access to the business, properties, books and records of APL and its subsidiaries, to the person making such alternative proposal and such person’s representatives and (B) enter into and participate in discussions or negotiations with the person making such alternative proposal and its representatives (which was not solicited after the execution of the APL Merger Agreement and that did not result from a violation of the no solicitation restrictions described above), provided that:

•	promptly following (and in any event within 24 hours of) APL’s first furnishing any such non-public information to, or first entering into discussions or negotiations with, such person, APL shall give TRP written notice of such action, including the identity of such person, and

•	prior to furnishing any such non-public information, (x) APL shall have received from such person an executed confidentiality agreement with confidentiality provisions no less favorable to APL than the provisions of the confidentiality agreement between TRP and APL as in effect immediately prior to the execution of the APL Merger Agreement, a copy of which shall be provided to TRP promptly (and in any event within 24 hours) following execution and (y) APL will promptly (and in any event within 24 hours) provide to TRP any non-public information about APL and its subsidiaries that was not previously provided or made available to TRP following the provision of any such non-public information to such other person.

APL has also agreed in the APL Merger Agreement that it will promptly (and in no event later than 24 hours after receipt) (i) advise TRP in writing of any alternative proposal (and any changes thereto) that it receives and the material terms and conditions of any such alternative proposal, including the identity of such person making such alternative proposal, and (ii) if any such alternative proposal is in writing, provide TRP a copy of any such alternative proposal. APL will keep TRP reasonably informed of the status and material terms and conditions of such alternative proposal and any material modification thereto, including if such material modification is in writing, providing TRP with a copy thereof.

APL has also agreed in the APL Merger Agreement that APL entities will not enter into any agreement with any person that prohibits APL from providing any information to TRP in accordance with the “no solicitation” provisions (including those described above).

For purposes of the APL Merger Agreement, the term “alternative proposal” means any unsolicited proposal or offer party or “group” (as defined in Section 13(d) of the Exchange Act), other than TRP and its subsidiaries, relating to (A) any direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction, of assets of APL and its subsidiaries equal to 20% or more of the combined assets of APL and its subsidiaries or to which 20% or more of the combined revenues or earnings of APL and its subsidiaries are attributable, or (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the equity securities of APL GP or securities of APL representing 20% or more of the voting power of the securities of APL.

For purposes of the APL Merger Agreement, the term “superior proposal” means an unsolicited written offer to acquire, directly or indirectly, (a) 75% or more of the outstanding equity securities of APL representing 75% or more of the voting power of the securities of APL or (b) 75% or more of the combined assets of APL and its subsidiaries, taken as a whole, and on terms and conditions which the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable from a financial point of view to APL unitholders than the transactions contemplated by the APL Merger Agreement, taking into account at the time of determination such matters APL GP Board (upon the recommendation of the APL GP Conflicts Committee) deems relevant including the legal, financial, regulatory and other aspects of such offer (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such proposal, as applicable) and any changes to the terms of the APL Merger Agreement that as of that time had been committed to by TRP in writing.

Change in APL GP Board Recommendation

The APL Merger Agreement provides that, subject to certain exceptions described below, neither the APL GP Board nor the APL GP Conflicts Committee will (i): (A) change, withdraw, withhold, modify or qualify, or publicly propose to withdraw, modify or qualify, in each case, in any manner adverse to TRP, the APL GP Board’s recommendation that the APL unitholders approve the APL Merger Agreement and the transactions contemplated thereby (the “APL GP Board Recommendation”), (B) fail to include the APL GP Board Recommendation in the joint proxy statement/prospectus, (C) fail to reaffirm (publicly, if so requested by TRP) the APL GP Board Recommendation within 5 business days after the date of any alternative proposal (or material modification thereto) is publicly disclosed by APL or the person making such alternative proposal (except for a tender or exchange offer, which shall be governed by clause (D)), (D) fail to announce publicly within the 10 business day period (as specified in Rule 14e-2 under the Exchange Act) after a tender offer or exchange offer relating to APL common units shall have been commenced that the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) recommends rejection of such tender offer or exchange offer and reaffirming the APL GP Board Recommendation; or (E) publicly approve or recommend, or publicly propose to approve, recommend or enter into, any alternative proposal; or (ii) approve, adopt or allow APL GP, APL or any of their subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any alternative proposal (any action described in this paragraph, an “APL change in recommendation”). A public statement that describes APL’s receipt of an alternative proposal and the operation of the APL Merger Agreement with respect to the proposal will not be deemed an APL change in recommendation.

Notwithstanding anything in the APL Merger Agreement to the contrary, if (i) APL receives a written, unsolicited alternative proposal (and such proposal is not withdrawn) that the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) believes is bona fide, (ii) such alternative proposal did not result, directly or indirectly, from a violation of the no solicitation provisions described above and (iii) the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) determines, after consultation with its financial advisors and outside legal counsel, that such alternative proposal constitutes a superior proposal, then the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) may at any time prior to obtaining the APL unitholder approval, effect an APL change in recommendation; provided, however, that the APL GP Board may not take such action pursuant to the foregoing unless, prior to taking such action:

•	APL has provided prior written notice to TRP, generally at least 72 hours in advance, specifying in reasonable detail the reasons for such action (including a description of the material terms of such superior proposal and delivering TRP a copy of the proposed definitive agreement providing for the alternative proposal for such superior proposal in the form to be entered into and any other relevant proposed transaction agreements), and, generally at least 48 hours in advance, provide written notice and equivalent detail with respect to any material amendment to the terms of the superior proposal; and

•	APL has negotiated with TRP in good faith (to the extent TRP desires to negotiate) to make such adjustments in the terms and conditions of the APL Merger Agreement so that such superior proposal ceases to constitute a superior proposal.

Other than in connection with an alternative proposal, the APL Merger Agreement also permits the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) to make an APL change in recommendation in response to an “APL intervening event” (as described below) at any time prior to obtaining the approval of the APL unitholders of the APL Merger Agreement, but only if:

•	prior to making such APL change in recommendation, the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) determines in good faith, after consultation with APL’s outside legal counsel, that failure to take such action would result in a breach of its duties under applicable law, the APL partnership agreement or APL GP’s limited liability company agreement;

•	APL has given at least 72 hours’ advance written notice to TRP that the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) intends to take such action (which notice shall specify in reasonable detail the reasons for such action); and

•	during the aforementioned period, APL has negotiated with TRP in good faith (to the extent TRP desires to negotiate) to make such adjustments in the terms and conditions of the APL Merger Agreement so as to permit the APL GP Board (upon the recommendation of the APL GP Conflicts Committee) not to make such APL change in recommendation.

As used in the APL Merger Agreement, subject to certain exceptions set forth therein, an “APL intervening event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the APL GP Conflicts Committee on October 13, 2014 (or if known, the consequences of which were not known by the APL GP Conflicts Committee as of such date), which (i) becomes known to the APL GP Conflicts Committee prior to the receipt of APL unitholder approval and (ii) does not relate to an alternative proposal; provided, however, that (x) no event, circumstance, state of facts, occurrence, development or change arising from any action or omission by APL GP, APL or any of their subsidiaries that is required to be taken or omitted by the APL Merger Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals pursuant to the APL Merger Agreement may give rise to an

APL intervening event and (y) if the APL intervening event relates to an event, circumstance, state of facts, occurrence, development or change involving TRP or any of its subsidiaries, then such event, circumstance, state of facts, occurrence, development or change shall not constitute an APL intervening event unless it has a material adverse effect on TRP.

Notwithstanding the restrictions discussed above, APL and the APL GP Board may disclose information to the APL unitholders as contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or as otherwise required by law; provided, however, that the APL GP Board shall not make an APL change in recommendation except in accordance with the APL Merger Agreement. Any “stop-look-and-listen” communication by APL of the APL GP Board to the APL unitholders pursuant to Rule 14d-9(f) will not be considered an APL change in recommendation.

APL Merger Consideration

The APL Merger Agreement provides that, at the APL Effective Time, each APL unit issued and outstanding immediately prior to the APL Effective Time will be converted into the right to receive (i) 0.5846 of a TRP common unit and (ii) cash in amount of $1.26. Any APL common units owned immediately prior to the APL Effective Time by APL or its wholly owned subsidiaries or by TRP or its wholly owned subsidiaries will be cancelled without any conversion or payment of consideration in respect thereof.

If the record date of the APL unitholders meeting to vote on the APL Merger occurs before the “Mandatory Conversion Date” (as defined in the certificate of designations of the APL Class D Preferred Units), APL, APL GP, TRP and TRP GP will cooperate and take such actions as are necessary, required or advisable to cause the APL Class D Preferred Units that are issued and outstanding as of the record date for the APL unitholders meeting to be converted, as of the record date, into APL common units. In addition, prior to the APL Effective Time, APL, APL GP, TRP and TRP GP will cooperate and take, or cause their subsidiaries to take, such actions as are necessary, required or advisable to redeem, effective as of immediately prior to the APL Effective Time, all APL Class E Preferred Units outstanding as of such time in accordance with the certificate of designations of the APL Class E Preferred Units. TRP will deposit with the paying agent, on behalf of APL, sufficient funds for such redemption.

TRP will not issue any fractional units in the APL Merger. Instead, each holder of APL common units that are converted pursuant to the APL Merger Agreement who otherwise would have received a fraction of a TRP share will be entitled to receive, from the exchange agent appointed by TRP pursuant to the APL Merger Agreement, a cash payment in lieu of such fractional units in an amount equal to the product of (i) the average trading prices of the TRP common units over the five-day period prior to the closing date of the APL Merger and (ii) the fraction of the TRP share that such holder would otherwise be entitled to receive based on exchange ratio discussed above.

Treatment of APL Equity Awards

Under the APL Merger Agreement, equity-based awards outstanding as of the APL Effective Time will be treated at the APL Effective Time as follows:

APL Phantom Unit Awards Held by New Atlas Allocated Employees. Each APL phantom unit award that is outstanding immediately prior to the APL Effective Time and held by a New Atlas allocated employee, a non-employee director of ATLS or APL, or a former employee will, as of the APL Effective Time, become fully vested and be cancelled and converted into the right to receive the APL Merger Consideration in respect of each APL common unit underlying the APL phantom unit award.

APL Phantom Unit Awards Held by ATLS Allocated Employees. Each APL phantom unit award that is outstanding immediately prior to the APL Effective Time and held by an ATLS allocated employee will, as of the APL Effective Time, be cancelled and converted into the right to receive: (1) the APL Cash Consideration in respect of each APL common unit underlying the APL phantom unit award and (2) a TRP phantom unit award with respect to a number of TRP units (rounded to the nearest whole unit) equal to the product of (a) number of APL common units underlying the APL phantom unit award, multiplied by (b) the APL Unit Consideration. Each TRP phantom unit award will settle in TRP units upon vesting.

Adjustments to Prevent Dilution

In the event the outstanding APL common units or TRP common units shall have been changed into a different number of units or a different class after the date of the APL Merger Agreement by reason of any subdivisions, reclassifications, splits, unit or share distributions, combinations or exchanges of APL common units or TRP common units, the exchange ratio will be correspondingly adjusted to provide to the holders of such APL common units the same economic effect as contemplated by the APL Merger Agreement prior to such event.

Withholding

TRP, MLP Merger Sub and the exchange agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to the APL Merger Agreement to any holder of APL common units such amounts or securities as TRP, MLP Merger Sub or the exchange agent determines it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld, such amounts will be treated for all purposes of the APL Merger Agreement as having been paid or issued to the holder of APL common units in respect of whom such deduction and withholding was made by TRP or the exchange agent, as the case may be. APL intends to deliver to TRP a certificate of non-foreign status such that no withholding will be required pursuant to Section 1445 of the Code.

Distributions

No distributions declared or made with respect to TRP common units with a record date after the APL Effective Time will be paid to the holder of any APL common units with respect to new TRP common units that such holder would be entitled to receive in accordance with the APL Merger Agreement and no cash payment in lieu of fractional new TRP common units will be paid to any such holder until such holder has delivered the required documentation and surrendered any such certificates or book-entry units as contemplated by the APL Merger Agreement. Subject to applicable law, following compliance with the requirement to deliver the required documentation and surrender any certificates or book-entry units as contemplated by the exchange procedures set forth in the APL Merger Agreement, there will be paid to such holder, without interest, promptly after the time of such compliance, the amount of any cash payable in lieu of fractional new TRP common units to which such holder is entitled and the amount of distributions with a record date after the APL Effective Time theretofore paid with respect to new TRP common units and payable with respect to such new TRP common units, and promptly after such compliance, or, if later, at the appropriate payment date, the amount of distributions with a record date after the APL Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such new TRP common units (which shall be paid by TRP).

Regulatory Matters

TRP, TRP GP, MLP Merger Sub, APL and APL GP have agreed to (including to cause their respective subsidiaries to) cooperate with each other and use their reasonable best efforts: (i) to generally take all actions necessary to cause the closing conditions of the APL Merger Agreement to be satisfied as promptly as practicable (and in any event no later than the outside date) and to consummate the APL Merger and the ATLS Merger (including preparing all necessary documentation to effect all necessary filings, reports, and other documentation), (ii) to obtain promptly (and in any event no later than the outside date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the

APL Merger and the ATLS Merger; (iii) to obtain all necessary consents, approvals or waivers from third parties; (iv) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the APL Merger as promptly as practicable and in any event within ten (10) business days after October 13, 2014, and to supply as promptly as practicable any additional information and documentary material that may be requested by any governmental authority pursuant to the HSR Act or any other antitrust law, including substantial compliance with any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable; (v) to cooperate in all respects with any filing or submission with a governmental authority in connection with the transactions contemplated by the APL Merger Agreement and in connection with any investigation or other inquiries by or before a governmental authority relating to the APL Merger, including a proceeding initiated by a private person, (vi) promptly inform the other parties (and supply the other parties with) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other governmental authority and any material communication received or given in connection with any proceeding by a private person, in each case regarding the APL Merger; (vii) permit the other parties to review in advance and incorporate the other party’s reasonable comments in any communication to be given by it to any governmental authority with respect to obtaining any clearances required under any antitrust law in connection with the transactions contemplated in the APL Merger Agreement; and (viii) consult with the other parties in advance of any meeting or teleconference with any governmental authority or, in connection with any proceeding by a private person, with any other person, and, to the extent not prohibited by the governmental authority or other person, give the other party the opportunity to attend and participate in such meetings and teleconferences.

In addition, TRP, TRP GP, TRC and APL each agree to take, and to cause their respective subsidiaries to take, any and all steps, and to make, and cause to be made, any and all undertakings necessary to resolve objections, if any, that a governmental authority may assert under any antitrust law with respect to the transactions contemplated by the APL Merger Agreement and to avoid or eliminate every impediment under the antitrust laws that may be asserted by any governmental authority with respect to such transactions so as to enable the closing of the APL Merger to occur as promptly as practicable, and in any event no later than the outside date, including, without limitation:

•	proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of any party (or any of its subsidiaries);

•	creating, terminating or divesting relationships, ventures, contractual rights or obligations of any party (or any of its subsidiaries); and

•	otherwise taking or committing to take any action that would limit either party or its subsidiaries’ freedom of action with respect to, or their ability to retain or hold, one or more of their or their subsidiaries’ businesses, assets, equity interests, product lines or properties.

None of TRP, TRC, APL or their respective subsidiaries shall be required to take any action, or agree to any condition or limitation, would reasonably be expected to (i) in the case of assets, properties or business of TRP or its subsidiaries, materially and adversely impact their business or operations (as measured prior to the APL Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin or (ii) in the case of assets, properties or business of APL or its subsidiaries, materially and adversely impact their business or operations (as measured prior to the APL Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin; and provided, further, that the consummation of the transactions provided for in any such agreement for a divestiture action shall be conditioned upon the closing or satisfaction or waiver of all of the conditions to closing in a case where the closing will occur immediately following such action.

Termination of the APL Merger Agreement

Either TRP or APL may terminate the APL Merger Agreement at any time prior to the closing:

•	by mutual written consent;

•	if there is in effect a final and nonappealable order of a governmental authority restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the APL Merger Agreement (unless such right to terminate is due, in whole or in part, to the failure of the terminating party to perform any of its obligations under the APL Merger Agreement);

•	if the closing of the APL Merger has not occurred on or before the outside date (unless such failure of the closing to occur is due to the failure of the terminating party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such party prior to the closing); provided that if all the conditions to closing of the APL Merger, other than the APL Regulatory Approval Conditions, shall have been satisfied or be capable of being satisfied as of the outside date, either TRP or APL may extend the outside date up to August 31, 2015;

•	if the APL special meeting has concluded and the APL unitholder approval has not been obtained; or

•	if the ATLS Merger Agreement is terminated.

In addition, TRP may terminate the APL Merger Agreement:

•	if an APL change in recommendation shall have occurred prior to the APL unitholder approval; or

•	if APL has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the APL Merger Agreement, which breach or failure to perform, if it was continuing as of the closing date of the APL Merger Agreement, would result in the failure of the Additional TRP conditions to be satisfied, and such breach or failure to perform is incapable of being cured or, if capable of being cured, is not cured by the earlier of (i) the outside date or (ii) within 30 days following receipt by APL of written notice of such breach or failure or untruth from TRP; provided that if such breach or failure to perform is capable of being cured by APL by the outside date, such 30-day cure period shall be extended until the second business day prior to the outside date solely to the extent during such period APL is using its reasonable best efforts to cure such breach or failure to perform (an “APL terminable breach”); provided, further that TRP shall not have the right to terminate the APL Merger Agreement under these terms if TRP is then in material breach of any of its representations, warranties, covenants or agreements set forth in the APL Merger Agreement.

In addition, APL may terminate the APL Merger Agreement if TRP has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the APL Merger Agreement, which breach or failure to perform, if it was continuing as of the closing date of the APL Merger Agreement, would result in the failure of the Additional APL Conditions to be satisfied, and such breach or failure to perform is incapable of being cured or, if capable of being cured is not cured by the earlier of (i) the outside date or (ii) within 30 days following receipt by TRP of written notice of such breach or failure from APL; provided that if such breach or failure to perform is capable of being cured by TRP by the outside date, such 30-day cure period shall be extended until the second business day prior to the outside date solely to the extent during such period TRP is using its reasonable best efforts to cure such breach or failure to perform (a “TRP terminable breach”); provided further that APL shall not have the right to terminate the APL Merger Agreement under these terms if APL is then in material breach of any of its representations, warranties, covenants or agreements set forth in the APL Merger Agreement.

Termination Fees

In certain cases, termination of the APL Merger Agreement will require either APL or TRP to pay a termination fee of $122.9 million or $61.45 million (the “termination fee”) to the other party. In no event will APL or TRP be required to pay the termination fee to the other party on more than one occasion.

APL is required to pay a termination fee of $122.9 million, minus any payment in respect of expenses previously paid by APL (as described under “—Expenses”), to TRP if (i) an alternative proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the APL special meeting, (ii) the APL Merger Agreement is terminated by APL or TRP because (A) the APL special meeting has concluded and the APL unitholder approval has not been obtained, or (B) the ATLS Merger Agreement is terminated by (x) TRC prior to the ATLS unitholder approval because an ATLS change in recommendation has occurred or (y) by ATLS, prior to obtaining ATLS unitholder approval, in order to enter into a definitive agreement with respect to any superior proposal (as defined in the ATLS Merger Agreement), and (iii) APL or one of its subsidiaries enters into a definitive agreement with respect to, or consummates, an alternative proposal within 12 months after the date the APL Merger Agreement is terminated (for these purposes, the term “alternative proposal” has the general meaning assigned to it under the APL Merger Agreement, except that the references to “20% or more” are deemed to be references to “50% or more”).

If the APL Merger Agreement is terminated by TRP or APL because the ATLS Merger Agreement is terminated and ATLS becomes obligated to pay a “termination fee” under the ATLS Merger Agreement in the situation set forth below, then APL shall, concurrent with the payment of such “termination fee” by ATLS, pay TRP a termination fee of $61.45 million, minus any payment in respect of expenses previously paid by APL (as described under “—Expenses”). This situation is where (i) an alternative proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the ATLS special meeting, (ii) the ATLS Merger Agreement is terminated by ATLS or TRC because the ATLS special meeting has concluded and the ATLS unitholder approval has not been obtained and (iii) ATLS or one of its subsidiaries enters into a definitive agreement with respect to an alternative proposal, or consummates an alternative proposal within 12 months after the date the ATLS Merger Agreement is terminated (for these purposes, the term “alternative proposal” has the general meaning assigned to it under the ATLS Merger Agreement, except that the references to “20% or more” are deemed to be references to “50% or more”).

APL will pay to TRP the termination fee of $122.9 million if the APL Merger Agreement is terminated by TRP because an APL change in recommendation has occurred prior to the APL unitholder approval.

If the APL Merger Agreement is terminated by TRP or APL because the ATLS Merger Agreement is terminated and ATLS becomes obligated to pay a “termination fee” under the ATLS Merger Agreement in the two situations set forth below, then APL shall, concurrent with the payment of such “termination fee” by ATLS, pay TRP a termination fee of $61.45 million. The first situation is where the ATLS Merger Agreement is terminated by TRC, prior to obtaining the ATLS unitholder approval, if a ATLS change in recommendation has occurred. The second situation is where the ATLS Merger Agreement is terminated by ATLS, prior to obtaining ATLS unitholder approval, to enter into a definitive agreement with respect to a superior proposal (as defined in the ATLS Merger Agreement).

If the APL Merger Agreement is terminated by TRP or APL because the ATLS Merger Agreement is terminated and TRC becomes obligated to pay a “termination fee” under the ATLS Merger Agreement in two situations set forth below, then TRP shall, concurrent with the payment of such “termination fee” by TRC, pay APL a termination fee of $61.45 million, minus, in the first situation, any payment in respect of expenses previously paid by TRP (as described under “—Expenses”). The first situation is where (i) an alternative proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the TRC special meeting, (ii) the ATLS Merger Agreement is terminated by ATLS or TRC because the TRC special meeting has concluded and the TRC stockholder approval has not been obtained and (iii) TRC or one of its subsidiaries enters into a definitive agreement with respect to an alternative proposal, or consummates an alternative proposal within 12 months after the date the ATLS Merger Agreement is terminated. The second situation is where the ATLS Merger Agreement is terminated by ATLS, prior to the TRC stockholder approval, if a TRC change in recommendation has occurred.

Expenses

In certain cases, APL or TRP, as the case may be, shall be required to pay $20.45 million (50% of the “expenses,” as defined in the APL Merger Agreement) in respect of the other party’s expenses. Such “expenses” reflect amounts incurred in connection with the negotiation, execution and delivery of the APL Merger Agreement and the performance of the transactions contemplated hereby. In no event will APL or TRP be required to pay the expenses to the other party on more than one occasion.

If the APL Merger Agreement is terminated by TRP or APL because the ATLS Merger Agreement is terminated and ATLS becomes obligated to pay “expenses” under the ATLS Merger Agreement in the situation set forth below, then APL shall, concurrent with the payment of such “expenses” by ATLS, pay TRP $20.45 million in respect of the expenses. This situation is where the ATLS Merger Agreement is terminated by TRC or ATLS if the ATLS special meeting has concluded and the ATLS unitholder approval has not been obtained.

If the APL Merger Agreement is terminated by TRP or APL because the ATLS Merger Agreement is terminated and TRC becomes obligated to pay “expenses” under the ATLS Merger Agreement in the situation set forth below, then TRP shall, concurrent with the payment of such “expenses” by TRC, pay APL $20.45 million in respect of the expenses. This situation is where the ATLS Merger Agreement is terminated by TRC or ATLS if the TRC special meeting has concluded and the TRC stockholder approval has not been obtained.

Otherwise, all costs and expenses incurred in connection with the transactions contemplated by the APL Merger Agreement, whether or not the APL Merger is consummated, will generally be the obligation of the respective party incurring such fees and expenses.

Conduct of Business Pending the Consummation of the APL Merger

Under the APL Merger Agreement, APL has agreed that, until the earlier of the APL Effective Time and the termination of the APL Merger, and except (i) as expressly contemplated or provided by the APL Merger Agreement, the ATLS Merger Agreement, the Separation Agreement or the Employee Matters Agreement, (ii) as may be required by applicable law, (iii) as set forth in the disclosure letter delivered by APL to TRP or (iv) with the prior written consent of TRP (which consent cannot be unreasonably withheld in certain situations), APL will not (and APL GP will not take any such action on its own behalf or on behalf of APL), and will cause each of its subsidiaries not to (collectively, the “APL interim operating covenants”):

•	conduct its business and the business of its subsidiaries other than in the ordinary course consistent with past practice; provided, that no action by APL or its subsidiaries with respect to matters specifically addressed by any other APL interim operating covenant shall be deemed a breach of this APL interim operating covenant unless such action would constitute a breach of such other APL interim operating covenant, (i) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or (ii) take any action that adversely affects the ability of any party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

•	(i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights or (ii) enter into any agreement with respect to the foregoing, in each case except for (A) issuances of APL common units upon the settlement of any APL phantom units outstanding on October 13, 2014 in accordance with the terms of the APL phantom units, (B) the sale of APL common units in connection with the exercise or settlement of APL phantom units if necessary for withholding of taxes, and (C) distributions on the APL Class D Preferred Units paid in the ordinary course of business in additional APL Class D Preferred Units in accordance with the APL partnership agreement (“Class D Preferred PIK Distributions”);

•

split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or rights, subject to certain exceptions;

•	(i) sell, lease, transfer, exchange, dispose of, license or convey all or any portion of its assets, business or properties, other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000 or (C) any distributions expressly permitted under the APL Merger Agreement; (ii) except as set forth in the ATLS/APL budget for 2014 and 2015, acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity with a value in excess of $25,000,000; provided, that APL shall not, and shall not permit its subsidiaries to, make any acquisition that would reasonably be expected to materially impede or delay the consummation of the APL Merger or the other transactions, (iii) merge, consolidate or enter into any other business combination transaction with any person, other than mergers or consolidations solely among APL and its wholly owned subsidiaries or among its wholly owned subsidiaries, or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;

•	make or declare dividends or distributions (i) to the holders of APL common units that are special or extraordinary distributions or that are in a cash amount in excess of $0.66 per APL unit per quarter, or (ii) to the holders of any other units of or interests in APL, other than Class D Preferred PIK Distributions and distributions on the APL Class E Preferred Units in accordance with the terms of the APL partnership agreement;

•	amend (i) the APL organizational documents, or (ii) the governing documents of any of APL’s significant subsidiaries

•	enter into any material contract, agreement or arrangement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and hydrocarbons in the ordinary course);

•	modify or amend in any material respect, terminate or assign, or waive or assign any rights under any material agreement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and hydrocarbons in the ordinary course) or any permit, in each case, in a manner which is materially adverse to APL or any of its subsidiaries;

•	waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or any injunction or other equitable relief, other than waivers, releases, assignments, settlements or compromises (A) equal to or less than the amounts reserved with respect thereto on the APL financial statements or (B), except as provided in clause (A), that do not exceed $10,000,000 in the aggregate;

•	implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any other applicable law;

•	fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses substantially similar to the insurance maintained by it at present;

•	change, in any material respect, any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, amend in any material respect any tax return, or change, in any material respect, any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

•	take any action or fail to take any action that would reasonably be expected to cause any of its subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

•	enter into any amendment or modification to certain joint venture agreements in a manner which is adverse to APL or any of its subsidiaries;

•	except as required by applicable law or any employee benefit plan, (i) increase the compensation of any midstream business employee whose annual base compensation exceeds $175,000, other than customary increases in the ordinary course of business, consistent with past practice, (ii) grant any severance or termination pay to any employee, officer or director of APL or any of its subsidiaries, other than grants of severance or termination pay in the ordinary course of business consistent with past practice to any employee who is not an officer or director who is terminated in the ordinary course of business consistent with past practice, (iii) establish, adopt, enter into, amend or terminate any employment or change of control agreement with any midstream business employee, other than agreements entered into with newly hired employees who are not officers, (iv) take any action to accelerate any compensation or fund any rabbi trust or similar arrangement, (v) terminate the employment or services of any midstream business employee whose target annual compensation is greater than $125,000, other than for cause, or (vi) hire any midstream business employee whose target annual compensation is greater than $350,000;

•	(i) incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities, (B) indebtedness owed by APL, APL GP or any subsidiary thereof to APL, APL GP or any subsidiary thereof or, (C) guarantees of existing indebtedness of APL or any subsidiary thereof to the extent required by the terms thereof, or (D) leases permitted to be incurred pursuant to clause (iii) below, (ii) redeem, repurchase, cancel or otherwise acquire any indebtedness owed thereby (directly, contingently or otherwise), prior to the stated maturities thereof, other than (A) borrowings under existing credit facilities and (B) repayments of indebtedness owed to APL, APL GP or any subsidiary thereof, (iii) enter into any material leases (whether operating or capital) for amounts exceeding $25,000,000 in the aggregate or (iv) except as set forth in the ATLS/APL budget for 2014 and 2015, make or commit to make any capital expenditures in excess of $100,000,000 in the aggregate;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

•	enter into any partnership related party transaction (as such term is defined in the APL Merger Agreement);

•	take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the APL Merger or the transactions contemplated by the APL Merger Agreement;

•	take any action to subject APL, APL GP or any of their subsidiaries to material liability (contingent or otherwise) following the APL Effective Time with respect to (i) New Atlas or any of the other New Atlas Companies, (ii) the Spin-Off or (iii) the pre-closing or post-closing activities or business of the New Atlas Companies; or

•	agree or commit to do anything prohibited in the list above.

Under the APL Merger Agreement, with respect to its non-wholly owned subsidiaries, APL’s obligation under the APL Merger Agreement to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of such subsidiaries and to the extent not inconsistent with APL’s or its other subsidiaries’ duties (fiduciary or otherwise) to such subsidiaries or any of their equity holders.

Under the APL Merger Agreement, TRP has agreed that, until the earlier of the APL Effective Time and the termination of the APL Merger, and except (i) as expressly contemplated or provided by the APL Merger Agreement, the ATLS Merger Agreement, the Separation Agreement or the Employee Matters Agreement, (ii) as may be required by applicable law, (iii) as set forth in the disclosure letter delivered by TRP to APL or (iv) with the prior written consent of APL (which consent cannot be unreasonably withheld in certain situations), TRP will not and will cause each of its respective subsidiaries not to (collectively, the “TRP interim operating covenants”):

•	(i) conduct its business and the business of its subsidiaries other than in the ordinary course in all material respects; provided, that no action by TRP or its subsidiaries with respect to matters specifically addressed by any other TRP interim operating covenant shall be deemed a breach of this TRP interim operating covenant unless such action would constitute a breach of such other TRP interim operating covenant, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or (iii) take any action that adversely affects the ability of any party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

•	(ii) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights or (ii) enter into any agreement with respect to the foregoing, in each case except (A) issuance of TRP common units made in the ordinary course of business, (B) issuances of TRP common units upon the exercise or settlement of any TRP equity awards outstanding on October 13, 2014 or as may be granted after October 13, 2014 as permitted under this section, (C) the sale of TRP common units in connection with the exercise or settlement of TRP equity awards if necessary to effectuate an option direction upon exercise or for withholding of taxes, (D) the grant of equity compensation awards at times, in amounts, on terms and conditions and otherwise in the ordinary course of business or (E) issuances of equity by TRP pursuant to the Equity Distribution Agreement, dated as of May 5, 2014, between TRP and the managers party thereto in amounts consistent with TRP’s past practice, or any agreement substantially similar in form and substance to such agreement;

•	split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any equity interests or rights, except for net share settlements made in connection with the vesting of restricted units or as required by the terms of any existing employee benefit plan;

•	(i) sell, lease, transfer, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000, (C) any joint venture, partnership, joint marketing, joint development or similar strategic transaction or (D) any distributions expressly permitted under the APL Merger Agreement; (ii) make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent or materially impede or materially delay the APL Merger; or (iii) merge, consolidate or enter into any other business combination transaction with any person, other than mergers or consolidations solely among TRP and its wholly owned subsidiaries or among its wholly owned subsidiaries or as permitted by clause (ii) or that would not reasonably be expected to prevent or materially impede or materially delay the APL Merger;

•	make or declare dividends or distributions to the holders of TRP common units that are special or extraordinary distributions, other than dividends or distributions, including increases in such dividends or distributions, made in the ordinary course consistent with past practice pursuant to applicable TRP GP Board approvals;

•	amend the TRP partnership agreement other than such amendments as would not reasonably be expected to adversely affect the voting rights of holders of TRP common units;

•	except in the ordinary course of business, modify or amend in any material respect, terminate or assign, or waive or assign any rights under any material agreement or any permit, in each case, in a manner which would reasonably be expected to result in a TRP material adverse effect;

•	implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any applicable law;

•	change in any material respect any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, amend in any material respect any tax return, or change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

•	take any action or fail to take any action that would reasonably be expected to cause any of its subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

•	take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the APL Merger or the transactions contemplated by the APL Merger Agreement; and

•	agree or commit to do anything prohibited in the list above.

Under the APL Merger Agreement, with respect to its non-wholly owned subsidiaries, TRP’s obligation under this section to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of such subsidiaries and to the extent not inconsistent with TRP’s or its other subsidiaries’ duties (fiduciary or otherwise) to such subsidiaries or any of their equity holders.

Indemnification; Directors’ and Officers’ Insurance

The APL Merger Agreement provides that, from and after the APL Effective Time, to the fullest extent permitted by law, TRP and the surviving entity in the APL Merger will indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the APL Effective Time, an officer, director or employee of APL GP, APL or any of its subsidiaries and also with respect to any such person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not affiliated with APL) serving at the request of or on behalf of the APL GP, APL or any of its subsidiaries and together with such person’s heirs, executors or administrators (collectively, the “indemnified parties”) against any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement resulting therefrom. Additionally, TRP will promptly pay on behalf of or advance to any indemnified party any indemnification expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any claim or action in advance of the final disposition of such claim or action, including enforcing any rights with respect to such indemnification or advancement, without the requirement of any bond or other security.

The indemnification and advancement obligations of TRP and the surviving entity in the APL Merger pursuant to the APL Merger Agreement extend to acts or omissions occurring at or before the APL Effective Time and any claim or action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the APL Merger Agreement and the consummation of the APL Merger and the transactions contemplated by the APL Merger Agreement and the ATLS Merger Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any claim or action relating thereto), and all rights to indemnification and advancement conferred under the APL Merger Agreement continue as to each indemnified party who has ceased to be a director or officer of APL or any of its subsidiaries after October 13, 2014 and inure to the benefit of such person’s heirs, executors and personal and legal representatives.

For a period of six years from the APL Effective Time, TRP will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the indemnified parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the indemnified parties so long as that substitution does not result in gaps or lapses in coverage or are alleged to have occurred) with respect to matters occurring on or before the APL Effective Time, but TRP is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to October 13, 2014 (the “maximum amount”) and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this paragraph would cost in excess of that amount. If APL elects, then it may, on or prior to the APL Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the APL Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by APL, exceed six times the maximum amount and, if such a “tail policy” is purchased, neither TRP nor the surviving entity in the APL Merger have any further obligations to maintain the insurance described in this paragraph.

Cash Requirements

APL has agreed that from and after October 13, 2014, unless otherwise approved by TRP in writing, no cash distributions will be made by APL or its subsidiaries to ATLS or ATLS GP or any other Retained Company (as defined in the ATLS Merger Agreement), other than cash transfers among APL and its subsidiaries or distributions in the ordinary course to ATLS in respect of its holdings of the general partner interests, limited partner interests and IDRs in APL.

Amendment of the APL Merger Agreement

At any time prior to the APL Effective Time, the APL Merger Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the APL unitholder approval, by written agreement of the parties, by action taken or authorized by the respective boards of directors of their general partners; provided, however, that following receipt of the APL unitholder approval, there will be no amendment or change to the provisions of the APL Merger Agreement that by law would require further approval by the APL unitholders without such approval.

Remedies; Specific Performance

Under the APL Merger Agreement, each of the parties agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the APL Merger Agreement were not performed in accordance with their specific terms, and each agrees that the other party will be entitled to an injunction to prevent breaches of the APL Merger Agreement and to specifically enforce the terms and provisions of the APL Merger Agreement and that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided in the APL Merger Agreement on the basis that (x) any party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Representations and Warranties

The APL Merger Agreement contains representations and warranties made by TRP and APL. These representations and warranties have been made solely for the benefit of the other parties to the APL Merger Agreement and:

•	may be intended not as statements of fact or of the condition of the parties to the APL Merger Agreement or their respective subsidiaries, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the APL Merger Agreement, which disclosures may not be reflected in the APL Merger Agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the APL Merger Agreement or such other date or dates as may be specified in the APL Merger Agreement and are subject to more recent developments.

The representations and warranties made by both TRP and APL relate to:

•	organization, general authority, standing and similar matters;

•	capitalization;

•	equity interests in other entities;

•	approval and authorization of the APL Merger Agreement and the transactions contemplated by the APL Merger Agreement and any conflicts created by such transactions;

•	no violations or defaults resulting from the consummation of the transactions contemplated by the APL Merger Agreement;

•	required consents and approvals of governmental authorities in connection with the transactions contemplated by the APL Merger Agreement;

•	documents filed with the SEC and financial statements included in those documents;

•	internal controls and procedures;

•	absence of undisclosed liabilities since June 30, 2014;

•	absence of certain changes or events since June 30, 2014 through October 13, 2014 and from October 13, 2014 through the closing date;

•	compliance with applicable laws and permits;

•	material contracts;

•	environmental matters;

•	title to properties;

•	litigation;

•	information supplied in connection with this joint proxy statement/prospectus;

•	tax matters;

•	employee benefits;

•	intellectual property;

•	broker, finder or financial advisor fees;

•	opinion of financial advisor;

•	related party transactions;

•	insurance;

•	regulatory matters;

•	derivatives; and

•	absence of additional representations and warranties.

Additional representations and warranties made only by TRP relate to the operations of MLP Merger Sub and availability of funds.

Additional representations and warranties made only by APL relate to state takeover statutes and unitholder approval of the APL Merger.

Additional Agreements

The APL Merger Agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters and public announcements. The APL Merger Agreement also obligates TRP to have TRP common units to be issued in connection with the APL Merger approved for listing on the NYSE, subject to official notice of issuance, prior to the date of the consummation of the APL Merger.

Voting Agreements

ATLS Merger Voting Agreements

In connection with the parties’ entry into the ATLS Merger Agreement, TRC entered into voting and support agreements dated October 13, 2014, with certain directors and executive officers of ATLS (Edward E. Cohen, Jonathan Z. Cohen, Matthew A. Jones, Sean P. McGrath, Daniel C. Herz, Freddie M. Kotek and Lisa Washington), pursuant to which such persons agreed, among other things, to (1) vote their respective beneficially owned common units of ATLS in favor of approving the ATLS Merger Agreement and the ATLS Merger and a proposal to postpone or adjourn a meeting of the unitholders in the event there are not sufficient votes to approve the ATLS Merger Agreement, against any alternative transaction proposals, and against any proposals that would be reasonably likely to result in a breach by ATLS under the ATLS Merger Agreement or which would be reasonably likely to prevent or materially impede, interfere with or delay the ATLS Merger and (2) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The ATLS unitholders party to the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding ATLS common units as of the record date. The voting and support agreements will terminate upon the earliest to occur of (a) the consummation of the ATLS Merger and (b) the termination of the ATLS Merger Agreement pursuant to and in compliance with its terms.

In connection with the parties’ entry into the ATLS Merger Agreement, ATLS entered into voting and support agreements dated October 13, 2014, with the executive officers of TRC (Rene R. Joyce, Joe Bob Perkins, James W. Whalen, Michael A. Heim, Jeffrey J. McParland, Roy E. Johnson, Paul W. Chung, Matthew J. Meloy and John R. Sparger), pursuant to which such persons agreed, among other things, to (1) vote their respective beneficially owned shares of TRC common stock in favor of approving the TRC stock issuance proposal and a proposal to postpone or adjourn a meeting of the stockholders in the event there are not sufficient votes to approve the TRC stock issuance proposal, against any proposals that would be reasonably likely to result in a breach by TRC under the ATLS Merger Agreement or which would be reasonably likely to prevent or materially impede, interfere with or delay the ATLS Merger and (2) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The TRC stockholders party to

the voting and support agreements beneficially own, in the aggregate, approximately     % of the outstanding common stock of TRC as of the record date. The voting and support agreements will terminate upon the earliest to occur of (a) the consummation of the ATLS Merger and (b) the termination of the ATLS Merger Agreement pursuant to and in compliance with its terms.

APL Merger Voting Agreements

In connection with the parties’ entry into the APL Merger Agreement, TRP entered into voting and support agreements dated October 13, 2014, with certain directors and executive officers of APL (Edward E. Cohen, Jonathan Z. Cohen, Eugene N. Dubay, Robert W. Karlovich, III and Patrick J. McDonie), pursuant to which such persons agreed, among other things, to (1) vote their respective beneficially owned APL common units in favor of approving the APL Merger Agreement and the APL Merger and a proposal to postpone or adjourn a meeting of the unitholders in the event there are not sufficient votes to approve the APL Merger Agreement, against any alternative transaction proposals and against any proposals that would be reasonably likely to result in a breach of APL under the APL Merger Agreement or which would be reasonably likely to prevent or materially impede, interfere with or delay the APL Merger and (2) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The APL unitholders party to the voting and support agreements beneficially own (including the APL Series D Preferred Stock on an as converted basis and also including equity awards), in the aggregate, approximately     % of the outstanding APL common units as of the record date. The voting and support agreements will terminate upon the earliest to occur of (a) the consummation of the APL Merger and (b) the termination of the APL Merger Agreement pursuant to and in compliance with its terms.

Separation Agreement

Subject to the terms and conditions set forth in the ATLS Merger Agreement, ATLS has agreed that, prior to the closing of the ATLS Merger, it will enter into the Separation Agreement, in substantially the form attached to the ATLS Merger Agreement, pursuant to which ATLS will transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment to New Atlas and, immediately prior to the ATLS Merger, effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas. The Separation Agreement sets forth New Atlas’s agreements with ATLS regarding the principal actions to be taken in connection with these transactions and other agreements that will govern aspects of New Atlas’s relationship with ATLS following the Spin-Off. New Atlas has filed a registration statement on Form 10, including an information statement, with the SEC in connection with the Spin-Off. For a more detailed description of the Separation Agreement, please read the registration statement on Form 10 and related information statement.

Transfer of Assets and Assumption of Liabilities

Prior to the Spin-Off, New Atlas’s assets and businesses, other than the general partner interest and IDRs in ARP, will be held by ATLS or one or more of its subsidiaries. Pursuant to the Separation Agreement, ATLS will agree to transfer to New Atlas certain assets and liabilities comprising the remainder of New Atlas’s businesses and to distribute New Atlas common units, representing a 100% limited liability company interest in New Atlas, to the ATLS unitholders in a pro rata distribution.

The Separation Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to New Atlas as part of its separation from ATLS and will describe when and how these transfers, assumptions and assignments will occur. The Separation Agreement will generally provide that ATLS will transfer to New Atlas or one of New Atlas’s subsidiaries substantially all of its businesses to the extent they are not related to its “Atlas Pipeline Partners” segment. New Atlas will also assume and be responsible for all liabilities and obligations of ATLS, other than certain retained liabilities. The Separation Agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to New Atlas or ATLS, as applicable, does not occur prior to the Separation, then until such assets or liabilities are able to be transferred or assigned, New Atlas or ATLS, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse New Atlas or ATLS, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

In general, neither New Atlas nor ATLS will make any representations or warranties regarding the assets, businesses or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either New Atlas or ATLS, or the legal sufficiency of any conveyance documents. Except as expressly set forth in the contribution and assumption agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

New Atlas and ATLS will be required to use commercially reasonable efforts to obtain consents, approvals and amendments required to novate or assign the liabilities that are to be transferred pursuant to the Separation Agreement. If either party is unable to obtain required consents, approvals or amendments, the prospective assignor will act as agent or subcontractor for the prospective assignee and perform the assignee’s obligations, and the assignee will pay and remit to the assignor all money, rights and other consideration received by the assignee in respect of such performance.

Financing

The Separation Agreement will provide that, in connection with the transfer of assets and assumption of liabilities, and prior to the Distribution, New Atlas will enter into one or more financing arrangements pursuant to which it will borrow at least $150.0 million and transfer $150.0 million to ATLS as a cash distribution. ATLS will use this cash distribution as well as a payment due from TRC under the ATLS Merger Agreement to repay certain of ATLS’s outstanding indebtedness at or prior to the effective time of the Distribution. New Atlas will be responsible for any shortfall if the sum of the cash distribution and TRC’s payment is less than the amount required to repay such indebtedness in full.

The Distribution

The Separation Agreement will also govern the rights and obligations of the parties regarding the proposed Distribution of New Atlas common units to the ATLS unitholders. The Separation Agreement provides that the Spin-Off is subject to the satisfaction (or waiver by ATLS, subject to the restrictions described below) of certain conditions. Neither ATLS nor New Atlas will be permitted to amend, waive, supplement or modify any provision of the Separation Agreement, or make any determination as to the satisfaction or waiver of the conditions to the Distribution, in a manner that is materially adverse to ATLS, ATLS GP, TRC or their affiliates or that would prevent or materially impede consummation of the ATLS Merger without first obtaining TRC’s written consent.

Termination

The Separation Agreement will terminate without further action before the Distribution upon termination of the ATLS Merger Agreement. Subject to the terms and conditions of the ATLS Merger Agreement, the Separation Agreement will not be terminable prior to the Distribution without the mutual consent of ATLS and TRC.

Indemnification

Each of New Atlas and ATLS will indemnify the other party, its affiliates (other than the indemnifying party) and their directors, officers and employees against certain liabilities relating to, arising out of or resulting from the retained and transferred businesses and assets, as described in more detail in the Separation Agreement. The Separation Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Intellectual Property

Following the Distribution, New Atlas will own the Atlas name and trademark and will license to ATLS and its affiliates the Atlas name and trademark on a worldwide, royalty-free, non-exclusive basis for use in the midstream business. The license will generally expire 180 days following the Distribution, except that it will continue for twelve months after the Distribution for pipeline markers and other equipment held by ATLS.

Non-Solicitation

For twelve months after the Distribution, both ATLS and New Atlas will not, and will not permit their respective affiliates to, directly or indirectly, solicit for employment any employee of the other party or its affiliates, subject to certain customary exceptions.

Amendments

Neither ATLS nor New Atlas will be permitted to amend, waive, supplement or modify any provision of the Separation Agreement, or make any determination as to the satisfaction or waiver of the conditions to the Distribution, in a manner that is materially adverse to ATLS, ATLS GP, TRC or their affiliates or that would prevent or materially impede consummation of the ATLS without first obtaining TRC’s consent.

Expenses

Except as expressly set forth in the Separation Agreement, the ATLS Merger Agreement or in any ancillary agreement, all costs and expenses incurred in connection with the Separation incurred prior to the distribution date for the Spin-Off, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the Spin-Off, will be paid by New Atlas. After the distribution date, each party will bear its own costs and expenses incurred after such date.

Other Matters

Other matters governed by the Separation Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support. ATLS and New Atlas will agree to use reasonable best efforts to take all actions reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Separation Agreement and any other agreement executed in connection therewith, and ATLS and New Atlas will also cooperate as and to the extent reasonably requested by the other party in connection with certain tax-related matters.

ATLS and New Atlas will make certain representations and warranties in the Separation Agreement and will agree to certain covenants, including a one-year, mutual non-solicitation covenant.

The Separation Agreement will terminate without further action before the Spin-Off upon termination of the ATLS Merger Agreement. Subject to the terms and conditions of the ATLS Merger Agreement, the Separation Agreement may not be terminated prior to the Spin-Off without the mutual consent of ATLS and TRC. Neither ATLS nor New Atlas will be permitted to amend, waive supplement or modify any provision of the Separation Agreement in a manner that is materially adverse to TRC, ATLS or their affiliates or that would prevent or materially impede consummation of the ATLS Merger without first obtaining TRC’s consent.

Employee Matters Agreement

ATLS has agreed that, prior to the closing of the ATLS Merger, it will enter into the Employee Matters Agreement, in substantially the form attached the Separation Agreement, to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.

The Employee Matters Agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of New Atlas and ATLS.

Unless otherwise specified, ATLS will be responsible for liabilities associated with ATLS allocated employees and New Atlas will be responsible for liabilities associated with New Atlas allocated employees.

Transfer of Employees and Employee Benefits

The Employee Matters Agreement will provide that, prior to the Spin-Off, all New Atlas allocated employees will be transferred to New Atlas to the extent not already employed by New Atlas or its subsidiaries. Subject to certain exceptions, the transfer of New Atlas allocated employees to New Atlas will not constitute a separation from service for purposes of any applicable laws or severance programs.

The Employee Matters Agreement will provide that, upon or prior to the Spin-Off, New Atlas will assume the benefit plans sponsored or maintained by ATLS, including a 401(k) plan, a nonqualified deferred compensation plan, and health and welfare benefit plans, and maintain these plans for the benefit of New Atlas allocated employees following the Spin-Off. Effective as of the consummation of the Spin-Off, ATLS allocated employees will generally cease to participate in the benefit plans assumed by New Atlas.

Equity Compensation Awards

The Employee Matters Agreement will provide for the conversion of the outstanding awards granted under ATLS’s equity compensation plans into adjusted awards relating to common units of ATLS and New Atlas, and the subsequent cancellation and settlement of all New Atlas awards issued in connection with the adjustment.

Each option to purchase ATLS common units will be converted into an adjusted ATLS option and a New Atlas option. The exercise price and number of units subject to each option will be adjusted in order to preserve the aggregate intrinsic value of the original ATLS option as measured immediately before and immediately after the Spin-Off, subject to rounding.

Holders of ATLS phantom unit awards, including ATLS non-employee directors, will retain those awards (which will then be treated upon the ATLS Effective Time as described below) and also will receive a New Atlas phantom unit award covering a number of New Atlas common units that reflects the distribution to ATLS unitholders, determined by applying the distribution ratio for the Spin-Off to ATLS phantom unit awards as though they were actual ATLS common units.

Immediately following the Spin-Off, all New Atlas options and phantom unit awards will be cancelled and settled for the implied value of a New Atlas common unit less, in the case of New Atlas options, the applicable exercise price. The New Atlas options and phantom unit awards will be settled in cash, subject to a specified aggregate cap on the amount of cash that may be distributed in respect of all New Atlas equity awards held by employees and non-employee directors. If the cap is exceeded, then any amounts payable to holders of New Atlas equity awards in excess of the cap will be settled in New Atlas common units. If the cap is not exceeded, then any excess available cash will be distributed to the holders of New Atlas phantom unit awards on a pro rata basis. For additional information, see “The Transactions—Interests of Certain Persons in the Transactions.”

IDR Giveback Amendment

Pursuant to the APL Merger Agreement, TRC has agreed to cause TRP GP to enter into an amendment to the TRP partnership agreement (the “IDR Giveback Amendment”), in substantially the form attached to the APL Merger Agreement, in order to reduce aggregate distributions to TRC, as the holder of TRP’s IDRs, by (a) $9,375,000 per quarter during the first four quarters following the APL Effective Time, (b) $6,250,000 per quarter for the next four quarters, (c) $2,500,000 per quarter for the next four quarters and (d) $1,250,000 per quarter for the next four quarters, with the amount of such reductions to be distributed pro rata to the holders of TRP outstanding common units.

GP Contribution Agreement

To facilitate the Atlas Mergers, TRC and TRP will enter into a contribution agreement whereby, immediately prior to the APL Merger, but following the ATLS Merger, TRC will contribute to TRP (or cause to be contributed to TRP) all of the interests of APL GP in exchange for a special general partner interest in TRP representing capital account credit equal to the fair market value of APL GP. This new partnership interest will not be entitled to current distributions or allocations of net income or net loss, and will have no voting rights or other rights except for the limited right to receive deductions attributable to the contribution of APL GP. The general partner of TRP will effect an amendment to the TRP partnership agreement to reflect the issuance of this new special general partner interest.

Reimbursement Letter

In connection with their entry into the ATLS Merger Agreement and the APL Merger Agreement, ATLS and APL entered into a letter agreement, dated October 13, 2014, providing that, in certain circumstances, ATLS or APL will reimburse the other for $17.8 million of the termination fee payable by such party relating to a termination of the APL Merger Agreement or ATLS Merger Agreement, as applicable, because the other merger agreement is terminated:

•	If the APL Merger Agreement is terminated because the ATLS Merger Agreement has been terminated in certain specified circumstances and APL is required to pay a “termination fee” of $61.45 million under the APL Merger Agreement, ATLS shall, concurrent with the payment of such “termination fee” by APL, pay to APL a cash amount equal to $17.8 million.

•	If the ATLS Merger Agreement is terminated because the APL Merger Agreement has been terminated in certain specified circumstances and ATLS is required to pay a “termination fee” of $26.7 million under the ATLS Merger Agreement, APL shall, concurrent with the payment of such “termination fee” by ATLS, pay to ATLS a cash amount equal to $17.8 million.

Notwithstanding the foregoing, neither ATLS nor APL shall be obligated to make payments pursuant to the letter agreement in excess of $17.8 million in the aggregate.

Non-Competition Agreements

In connection with entering into the ATLS Merger Agreement and the APL Merger Agreement, TRC and TRP entered into a Confidentiality, Non-Competition and Non-Solicitation Agreement (a “Non-Competition Agreement”) with each of Edward E. Cohen, Jonathan Z. Cohen, and Eugene N. Dubay (the “Executives”). The Non-Competition Agreement generally requires that, for a period of 18 months following the completion of the Atlas Mergers, the Executive refrain from engaging in the following activities in certain geographic areas: (1) engaging in certain activities related to the midstream businesses in certain geographic areas, (2) soliciting for employment or hiring individuals employed by the Midstream Companies, subject to certain exceptions, and (3) causing, soliciting or knowingly encouraging certain business relations of the Midstream Companies to cease doing business with the Midstream Companies.

COMPARISON OF THE RIGHTS OF TRC STOCKHOLDERS AND ATLS UNITHOLDERS

TRC is a corporation and ATLS is a limited partnership. Ownership interests in a limited partnership are fundamentally different from ownership interests in a corporation. The rights of TRC stockholders are governed by TRC’s certificate of incorporation and bylaws and the General Corporation Law of the State of Delaware, which is referred to as the “DGCL.” The rights of ATLS unitholders are governed by the ATLS partnership agreement and the Delaware LP Act. If the ATLS Merger is completed, the rights of ATLS unitholders as holders of TRC common stock will be governed by TRC’s certificate of incorporation and bylaws and the DGCL. There are many differences between the rights of ATLS unitholders and the rights of TRC stockholders. Some of these, such as distribution/dividend and voting rights, are significant. The following description summarizes the material differences that may affect the rights of TRC common stockholders and ATLS unitholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. ATLS unitholders should read carefully the relevant provisions of the TRC certificate of incorporation and bylaws and the ATLS partnership agreement. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

Purpose and Term of Existence

TRC TRC’s stated purpose is to engage in any and all lawful act or activity for which corporations may be organized under the DGCL. TRC is to have perpetual existence.

ATLS

ATLS’s stated purpose is to engage in any business activity approved by the general partner that may be lawfully conducted by a limited partnership organized under Delaware law, and to exercise the rights and powers conferred upon ATLS pursuant to the agreements relating to such business activity, and to do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a partnership group member. The general partner will not cause the partnership to engage directly or indirectly in any business activity that the general partner determines would cause the partnership to be treated as an association taxable for federal income tax purposes. ATLS’s existence will continue until the dissolution of ATLS upon (a) withdrawal of the general partner in violation of the ATLS partnership agreement pursuant to the Delaware LP Act and the successor general partner is not admitted to ATLS pursuant to terms of the ATLS partnership agreement; (b) an election to dissolve ATLS by the general partner approved by the holders of a majority of the outstanding voting units; (c) judicial dissolution pursuant to the Delaware LP Act; or (d) at any time there are no limited partners, unless ATLS is continued without dissolution in accordance with the Delaware LP Act.

Authorized Capital

TRC	ATLS

TRC’s authorized capital stock consists of:

•   300,000,000 shares of TRC common stock, $0.001 par value per share, 42,158,448 shares of which were outstanding as of the date of this proxy statement/prospectus; and

•   100,000,000 shares of preferred stock, $0.001 par value per share, none of which were outstanding as of the date of this proxy statement/prospectus.

As of the record date, there were outstanding shares of TRC common stock.

As of the record date, there were outstanding common units representing limited partnership interests in ATLS.

As a limited partnership, ATLS does not have authorized capital. Rather, ATLS may issue additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as the general partner shall determine, all without the approval of any limited partners.

Each additional partnership interest authorized to be issued by ATLS may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership securities), as shall be fixed by the general partner, including (i) the right to share in partnership profits and losses or items thereof; (ii) the right to share in partnership distributions; (iii) the rights upon dissolution and liquidation of ATLS; (iv) whether, and the terms and conditions upon which, ATLS may or shall be required to redeem partnership security (including sinking fund provisions); (v) whether such partnership interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each partnership interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the percentage interest as to such partnership security; and (viii) the right, if any, of each such partnership interest to vote on partnership matters, including matters relating to the relative designations, preferences, rights, powers and duties of such partnership interest.

The general partner can take actions that it determines to be necessary or appropriate in connection with (i) each issuance of partnership securities and options, rights, warrants and appreciation rights relating to partnership securities, (ii) the admission of additional limited partners and (iii) all additional issuances of partnership securities. The general partner shall determine the relative rights, powers and duties of the holders of the units or other partnership securities being so issued. The general partner shall do all things necessary to comply with the Delaware LP Act and is authorized to do all things that it determines to be necessary or appropriate in connection with any future issuance of partnership securities, including compliance with any law or the NYSE (or other securities exchange on which the partnership securities are listed or admitted for trading).

No fractional partnership securities shall be issued by ATLS. If a distribution, subdivision or combination of units pursuant would result in the issuance of fractional units, each fractional unit will be rounded to the nearest whole unit (and a 0.5 unit will be rounded to the next higher unit).

Dividends / Distributions

TRC	ATLS

TRC pays stockholders, on a quarterly basis, dividends equal to the cash TRP distributes to TRC based on TRC’s ownership of partnership interests, less federal income taxes, which TRC is required to pay because it is taxed as a corporation, the expenses of being a public company, other general and administrative expenses, capital contributions to TRP upon the issuance by it of additional partnership securities if TRC chooses to maintain its 2% general partnership interest and reserves established by TRC’s board of directors.

TRC receives distributions from TRP with respect to the TRP common units that it owns.

In addition, through TRC’s ownership of TRP’s general partner, we participate in the distributions to the general partner pursuant to the 2% general partner interest and the IDRs.

ATLS distributes within 50 days following the end of each quarter, an amount equal to 100% of Available Cash with respect to such quarter to the partners in accordance with their respective percentage interests as of the record date selected by the general partner. All distributions required to be made under the ATLS partnership agreement shall be made subject to Section 17-607 of the Delaware LP Act.

“Available Cash” means, with respect to any quarter ending prior to the date of the liquidation of ATLS, (a) the sum of all cash and cash equivalents of ATLS on hand on the date of determination of Available Cash with respect to such quarter, less (b) the amount of any cash reserves established by the general partner to (i) provide for the proper conduct of the business of ATLS (including reserves for future capital expenditures and for anticipated future credit needs of partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any partnership group member is a party or by which it is bound or its assets are subject, (iii) permit the general partner of APL to make capital contributions to APL to maintain its then current general partner interest in APL upon the issuance of additional partnership securities by the APL or (iv) provide funds for distributions in respect of any one or more of the next four quarters; provided, however, that disbursements made by a partnership group member or cash reserves established, increased or reduced after the end of such quarter but on or before the date of determination of Available Cash with respect to such quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such quarter if the general partner so determines.

Business Combinations

TRC	ATLS

Under the DGCL, the consummation of a merger or consolidation requires the approval of the board of directors of a corporation that is a constituent corporation in the merger or consolidation and requires that the agreement of merger or consolidation be adopted by the affirmative vote of a majority of the stock of that corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement. However, no such approval and vote are required if such constituent corporation is the surviving corporation and:

•   such corporation’s certificate of incorporation is not amended;

•   the stockholders of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and rights, immediately after; and

•   either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger.

In the case of the ATLS Merger, although TRC shares are being issued in the ATLS Merger, TRC is not one of the constituent corporations in the ATLS Merger. Therefore, the only stockholder votes necessary are to approve the issuance of the TRC shares in the ATLS Merger, as required by NYSE rules.

Authority. The ATLS partnership agreement allows for ATLS to merge or consolidate with one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation or a written plan of conversion.

General Partner Approval. Merger, consolidation or conversion of ATLS pursuant requires the prior consent of the general partner, provided, however, that, to the maximum extent permitted by law, the general partner shall have no duty or obligation to consent to any merger, consolidation or conversion of ATLS and may decline to do so free of any fiduciary duty or obligation whatsoever to ATLS and the limited partners.

Approval by Limited Partners. Except as provided below under “General Partner Conversion Power,” (a) the general partner, upon its approval of the merger agreement or plan of conversion, shall direct that one or the other be submitted to a vote of limited partners, at a special meeting or by written consent; (b) the merger agreement or the plan of conversion, shall be approved upon receiving the affirmative vote or consent of the holders of a majority of the outstanding voting units; and (c) after such approval by vote or consent of the limited partners, and at any time prior to the filing of the certificate of merger or a certificate of conversion, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the merger agreement or the plan of conversion.

General Partner Conversion Power. The general partner is permitted without limited partner approval, to convert ATLS or any partnership group member into a new limited liability entity, to merge ATLS or any partnership group member into, or convey all of ATLS’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from ATLS or other partnership group member if (i) the general partner has received an opinion of counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any limited partner or cause ATLS or APL to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of ATLS into another limited liability entity and (iii) the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as are herein contained

General Partner Merger and Consolidation Power. The general partner is permitted, without limited partner approval, to merge or consolidate ATLS with or into another entity if (i) the general partner has received an opinion of counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any limited partner or cause ATLS to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes, (ii) the merger or consolidation would not result in an amendment to the ATLS partnership agreement, other than any amendments adopted solely by the general partner, (iii) ATLS is the surviving business entity in such merger or consolidation, (iv) each partnership unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical partnership unit of ATLS after the effective date of the merger or consolidation, and (v) the number of partnership securities to be issued by ATLS in such merger or consolidation do not exceed 20% of partnership securities outstanding immediately prior to the effective date of such merger or consolidation.

TRC’s organizational documents do not contain additional approval requirements for certain non-cash changes of control.

TRC is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or who is an affiliate or associate of the corporation and did own within three years prior to the determination of interested stockholder status) 15% or more of the corporation’s voting stock. For a description of the prohibitions and requirements of Section 203, see “Description of TRC Capital Stock—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law—Delaware Law.”

Management by Board of Directors / General Partner

TRC

In accordance with the DGCL, TRC’s business and affairs are managed by its board of directors.

TRC’s certificate of incorporation provides that the number of directors will be fixed in the manner provided in its bylaws. TRC’s bylaws provide that, subject to the rights of holders of any Preferred Stock, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which the corporation would have if there were no vacancies on the board. As of the date of this proxy statement/prospectus, the board of directors has eight directors.

ATLS

The general partner shall conduct, direct and manage all activities of ATLS. Except as otherwise expressly provided in the ATLS partnership agreement, all management powers over the business and affairs of ATLS are exclusively vested in the general partner, and no limited partner has any management power over the business and affairs of ATLS. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the general partner under any other provision of the ATLS partnership agreement, the general partner, subject to limitations summarized below under “Restrictions on General Partner’s Authority,” shall have full power and authority to do all things on such terms as it determines to be necessary or appropriate to conduct the business of ATLS, to exercise all powers and purposes.

Restrictions on General Partner’s Authority. Except as provided in the ATLS partnership agreement with respect to withdraw or removal of partners and dissolution and liquidation of ATLS, the general partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of partnership group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) without the approval of holders of a majority of the outstanding voting units; provided, however, that this provision shall not preclude or limit the general partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of partnership group and shall not apply to any forced sale of any or all of the assets of partnership group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Nomination and Election of Directors / General Partner

TRC

TRC’s directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until the annual meetings of stockholders in 2017, 2015 and 2016, respectively.

Directors are elected by the affirmative vote of the holders of a plurality of the shares present and entitled to vote on the election of directors.

At a meeting of the TRC stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (1) specified in TRC’s notice of meeting, (2) otherwise properly brought before the meeting by or at the direction of its board of directors, or (3) otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record at the time such notice of meeting is given, who is entitled to vote at the meeting and who complies with the procedures described under “—Stockholder Proposals and Director Nominations.”

ATLS

Election of Directors of the General Partner at the Annual Meeting.

An annual meeting of the limited partners holding voting units for the election of directors to the board of directors and such other matters as the board of directors shall submit to a vote of the limited partners holding voting units shall be held at such date and time as may be fixed from time to time by the general partner (or, if there is no general partner at such time, limited partners owning at least 25% of the outstanding voting units of the class or classes for which the meeting is proposed) at such place within or without the State of Delaware as may be fixed from time to time by the general partner (or, if there is no general partner at such time, limited partners owning at least 25% of the outstanding voting units of the class or classes for which the meeting is proposed) and all as stated in the notice of the meeting.

The limited partners holding voting units shall vote together as a single class. The limited partners entitled to vote shall elect by a plurality of the votes cast at such meeting persons to serve on the board of directors who are properly nominated.

Composition of the Board of Directors of the General Partner.

The number of directors that shall constitute the whole board of directors of the general partner shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the board of directors. No decrease in the number of authorized directors constituting the board of directors shall shorten the term of any incumbent director. The current number of directors is eight.

The directors shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of the limited partners, (A) directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of the limited partners after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (B) if authorized by a resolution of the board of directors, directors may be elected to fill any vacancy on the board of directors, regardless of how such vacancy shall have been created.

Term. Each director shall hold office for the term for which such director is elected and thereafter until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. Any vacancies may be filled, until the next annual meeting, by a majority of the remaining directors then in office. A director may be removed only for cause and only upon a vote of the majority of the remaining directors then in office.

Each director chosen shall hold office until the annual meeting of stockholders held after his or her election at which such director’s term expires and shall serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

Removal of Directors; Withdrawal or Removal of General Partner
TRC TRC’s bylaws provide that any director or the whole board of directors may be removed at any time, but only for cause and only by the affirmative vote of	ATLS The general partner may not withdraw and may not be removed at any time or for any reason.

the holders of at least 66 2/3 percent of the voting power of all of the then-outstanding shares of voting stock, voting together as a single class.
Filling Vacancies on the Board; Replacing the General Partner

TRC

Unless the TRC Board otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the TRC Board, or by a sole remaining director (and not by stockholders).

ATLS

The general partner may not withdraw and may not be removed at any time for any reason whatsoever. If the general partner withdraws in violation of the ATLS partnership agreement pursuant to Section 17-602 of the Delaware LP Act: (i) The withdrawing general partner shall give 90 days’ prior notice of such withdrawal to the limited partners, (ii) the successor general partner shall be elected by a plurality of the votes of the unitholders cast at a special meeting or an annual meeting where quorum is present, (iii) a successor general partner shall be admitted to ATLS as the general partner, effective as of the date immediately prior to the withdrawal of the predecessor general partner; provided, however, that no such successor shall be admitted to ATLS until such successor has executed and delivered the ATLS partnership agreement and such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of partnership group without dissolution, (iv) the person so elected as successor general partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other partnership group members of which the general partner is a general partner or a managing member and (v) upon the withdrawal of the general partner, if a successor general partner is elected, ATLS shall not be dissolved and such successor general partner shall continue the business of ATLS.

Each director of ATLS GP shall hold office for the term for which a director is elected and thereafter until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. Any vacancies on the ATLS GP Board may be filled, until the next annual meeting, by a majority of the remaining directors then in office.

Transfer of General Partner Interest
TRC Not applicable.

ATLS

The general partner interest cannot be transferred and shall be 100% owned by one or more subsidiaries. Any owner of the general partner may dispose of any or all of the issued and outstanding equity interests or other ownership interests in the general partner, including through a merger or consolidation of the general partner; provided, however, that the general partner shall not dispose of any of its partnership interests.

Preemptive Rights
TRC None.	ATLS None.

Amendment of Governing Documents

TRC

The affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of stock of the TRC entitled to vote generally in the election of directors voting together as a single class) is required to amend, alter or repeal any provision of the certificate of incorporation.

TRC’s certificate of incorporation and bylaws provide that the TRC Board is expressly authorized to adopt, amend or repeal the bylaws of the corporation by a majority vote of the total number of directors which the corporation would have if there were no vacancies, subject to the power of the stockholders of the corporation to alter or repeal any bylaw whether adopted by them or otherwise.

In further respect of shareholders’ power to alter or repeal bylaws, the bylaws shall not be adopted, altered, amended or repealed by the stockholders of the corporation except by the vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of stock entitled to vote generally in the election of directors voting together as a single class, except where other provisions of the bylaws or any provision of law otherwise permits a lesser vote or no vote for the amendment of certain bylaws.

ATLS

Amendments to the ATLS partnership agreement may be proposed only by the general partner; provided, however, that the general partner shall have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to ATLS or any limited partner. A proposed amendment shall be effective upon its approval by the general partner and the holders of a majority of the outstanding voting units, unless a greater or different percentage is required under the ATLS partnership agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding voting units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the general partner shall seek the written approval of the requisite percentage of outstanding voting units or call a meeting of the unitholders to consider and vote on such proposed amendment. The general partner shall notify all record holders upon final adoption of any such proposed amendments.

No provision of the ATLS partnership agreement that establishes a percentage of outstanding units (including units deemed owned by the general partner and its affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

No amendment to the ATLS partnership agreement may (i) enlarge the obligations of any limited partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved under the ATLS partnership agreement or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

Except as otherwise provided by the ATLS partnership agreement with respect to approvals of merger and conversion, and without limitation of the general partner’s authority to adopt amendments to the ATLS partnership agreement without the approval of any partners, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected.

Notwithstanding any other provision of the ATLS partnership agreement, except for amendments adopted solely by the general partner and except as in the case of the holders of a majority of outstanding voting units approving a merger or plan of conversion, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding voting units unless ATLS obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

The provisions of the ATLS partnership agreement governing the amendment of the ATLS partnership agreement may not be amended except upon the prior approval of limited partners that hold 80% of the outstanding voting units.

Unless amended solely by action of the general partner, or as otherwise provided with respect to a merger agreement or plan of conversion, no amendment can be made without the precedent provision can only be amended with the approval of the holders of at least 90% of the outstanding voting units unless ATLS obtains an opinion of counsel to the effect that the amendment will not affect the limited liability of any limited partner under applicable law.

Voting Rights; Meetings; Action by Written Consent

TRC

TRC’s certificate of incorporation provides that each share of TRC’s common stock shall be entitled to one vote for each such share upon all questions presented to the stockholders. The holders of shares of TRC common stock have the exclusive right to vote for the election of directors and for all other purposes. The holders of preferred stock are not entitled to vote at or receive notice of any meeting of stockholders.

TRC’s certificate of incorporation provides that special meetings of stockholders of the corporation may be called only by the Chairman of the TRC Board, the Chief Executive Officer of the corporation or the TRC Board pursuant to a resolution adopted by a majority of the total number of directors which the corporation would have if there were no vacancies.

TRC’s certificate of incorporation provides that any action required or permitted to be taken by the stockholders of the corporation must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

ATLS

Under the ATLS partnership agreement, “voting units” means all units that are granted the right under the ATLS partnership agreement or under the Delaware LP Act to vote with respect to the relevant matter. The limited partner interests constitute voting units, but the general partner interests or any partnership securities owned, directly or indirectly, by ATLS do not constitute voting units.

Holders of voting units are entitled to vote on the following matters and subject to the following rules and conditions:

•   The general partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of partnership group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) without the approval of holders of a majority of the outstanding voting units; provided, however, that this provision shall not preclude or limit the general partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of partnership group and shall not apply to any forced sale of any or all of the assets of partnership group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

•   A successor general partner shall be elected by a plurality of the votes of the unitholders cast at a special meeting or an annual meeting where quorum is present.

•   Election to dissolve ATLS by the general partner must be approved by the holders of a majority of the outstanding voting units.

•   A proposed amendment to the ATLS partnership agreement shall be effective upon its approval by the general partner and the holders of a majority of the outstanding voting units, unless a greater or different percentage is required under the ATLS partnership agreement or by Delaware law.

•   Notwithstanding any other provision of the ATLS partnership agreement, except for amendments adopted solely by the general partner or where holders of a majority of outstanding voting units approve a merger agreement or plan of conversion, no amendments of the ATLS partnership agreement shall become effective without the approval of the holders of at least 90% of the outstanding voting units unless ATLS obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

•   Except where amendments to the ATLS partnership agreement are adopted solely by the general partner, certain general amendment requirements listed in the ATLS partnership agreement shall only be amended with the approval of the holders of at least 90% of the outstanding voting units. Otherwise, amendments to the ATLS partnership agreement’s article concerning amendments to the ATLS partnership agreement may not be amended except upon the prior approval of limited partners that hold 80% of the outstanding voting units.

•   Except as otherwise provided by the ATLS partnership agreement with respect to certain approvals by limited partners, the general partner, upon its approval of a merger agreement or plan of conversion, as the case may be, shall direct that the merger agreement or plan of conversion, as applicable, be submitted to a vote of limited partners, whether at a special meeting or by written consent.

Special meetings of the limited partners may be called by the general partner (or, if there is no general partner at such time, limited partners owning at least 25% of the outstanding voting units of the class or classes for which the meeting is proposed) or the board of directors. The special meeting shall be held at a time and place determined by the general partner (or, if there is no general partner at such time, limited partners owning at least 25% of the outstanding voting units of the class or classes for which the meeting is proposed) or the board of directors on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited partners shall not vote on matters that would cause the limited partners to be deemed to be taking part in the management and control of the business and affairs of ATLS so as to jeopardize the limited partners’ limited liability under the Delaware LP Act or the law of any other state in which ATLS is qualified to do business.

An annual meeting of the limited partners holding voting units for the election of directors to the board of directors and such other matters as the board of directors shall submit to a vote of the limited partners holding voting units shall be held at such date and time as may be fixed from time to time by the general partner (or, if there is no general partner at such time, limited partners owning at least 25% of the outstanding voting units of the class or classes for which the meeting is proposed) at such place within or without the State of Delaware as may be fixed from time to time by the general partner (or, if there is no general partner at such time, limited partners owning at least 25% of the outstanding voting units of the class or classes for which the meeting is proposed) and all as stated in the notice of the meeting. Notice of the annual meeting shall be given not less than 10 days nor more than 60 days prior to the date of such meeting.

The limited partners holding voting units shall vote together as a single class. The limited partners entitled to vote shall elect by a plurality of the votes cast persons to serve on the board of directors.

Action Without a Meeting. If authorized by the general partner (or, if there is no general partner at such time, limited partners owning at least 25% of the outstanding voting units of the class or classes for which the meeting is proposed), any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding voting units interests that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the voting units are listed or admitted for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern).

•   If approval of the taking of any action by the limited partners is solicited by any person other than by or on behalf of the general partner (or, if there is no general partner at such time, limited partners owning at least 25% of the outstanding voting units of the class or classes for which the meeting is proposed), the written approvals shall have no force and effect unless and until (a) they are deposited with ATLS in care of the general partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with ATLS and (c) an opinion of counsel is delivered to the general partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the limited partners to be deemed to be taking part in the management and control of the business and affairs of ATLS so as to jeopardize the limited partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of ATLS and the partners.

Stockholder Proposals and Director Nominations

TRC	ATLS

TRC’s bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and stockholder nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide TRC with specified information. Generally, that notice must be given to the Secretary of TRC no later than the 90th day, and no earlier than the 120th day, in advance of the anniversary of the previous year’s annual meeting.

The ATLS partnership agreement establishes advance notice procedures with respect to unitholder nominations of candidates for election or reelection as directors and proposals.

For an annual meeting, that notice must be delivered not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the preceding year’s annual meeting, provided that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the notice to be timely must be delivered not earlier than the close of business on the 120th day prior to the date of the annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the annual meeting is first made.

For a special meeting, the notice must be delivered to the general partner not earlier than the close of business on the 120th day prior to the date of the special meeting and not later than the close of business on the later of the 90th day prior to the date of the special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of the special meeting, the 10th day following the day on which public announcement of the date of the special meeting is first made.

In the case of each of a special meeting and an annual meeting, the notice must be updated so the information provided or required to be provided in the notice will be true and correct as of a date that is ten days prior to the meeting prior to any adjournment or postponement thereof.

Indemnification and Limitation on Liability

TRC

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The DGCL does not permit exculpation for liability:

•   for breach of duty of loyalty;

•   for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•   under Section 174 of the DGCL (unlawful dividends and stock repurchases); or

•   for transactions from which the director derived improper personal benefit.

TRC’s certificate of incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

TRC’s certificate of incorporation and bylaws provide that it shall indemnify its directors and officers, and may indemnify its employees, agents and other persons, to the fullest extent permitted by law. TRC’s bylaws expressly authorized TRC to maintain insurance providing indemnification for its directors, officers, employees and agents for any expense, liabilities or loss, whether or not TRC would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ATLS

To the fullest extent permitted by law but subject to the limitations expressly provided in the ATLS partnership agreement, all Indemnitees shall be indemnified and held harmless by ATLS from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct, or in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to the ATLS partnership agreement shall be made only out of the assets of ATLS, it being agreed that the general partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to ATLS to enable it to effectuate such indemnification.

“Indemnitee” means (i) the general partner , (ii) affiliates of the general partner, (ii) any member, partner, officer, employee, agent, director, fiduciary or trustee of any partnership group member, or the general partner or any affiliate of a partnership group member, (iv) any person who is or was serving at the request of the general partner or its affiliates as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; provided, that a person shall not be an “Indemnitee” by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services and (v) any person the general partner designates as an “Indemnitee.”

•   Expenses incurred by an Indemnitee in defending any claim shall be advanced by ATLS prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by ATLS of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified.

•   The indemnification in the ATLS partnership agreement shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of outstanding limited partner interests entitled to vote on such matter, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

•   ATLS may purchase and maintain (or reimburse the general partner or its affiliates for the cost of) insurance, on behalf of the general partner, its affiliates and such other persons as the general partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such person in connection with ATLS’s activities or such person’s activities on behalf of ATLS, regardless of whether ATLS would have the power to indemnify such person against such liability under the provisions of the ATLS partnership agreement.

•   In no event may an Indemnitee subject the limited partners to personal liability by reason of the indemnification provisions set forth in the ATLS partnership agreement.

•   An Indemnitee shall not be denied indemnification in whole or in part under the ATLS partnership agreement because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of the ATLS partnership agreement or any predecessor agreement thereto, including a transaction involving the general partner, any affiliate thereof and/or any member, partner, officer, director, employee, agent or trustee of any partnership group member, the general partner or any affiliate of any partnership group member.

No Indemnitee shall be liable for monetary damages to ATLS, the limited partners or any other persons who have acquired interests in partnership securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

The general partner may exercise any of the powers granted to it by the ATLS partnership agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the general partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the general partner in good faith.

To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to ATLS or to the partners, the general partner and any other Indemnitee acting in connection with ATLS’s business or affairs shall not be liable to ATLS or to any Partner for its good faith reliance on the provisions of the ATLS partnership agreement.

Conflicts of Interest; Fiduciary Duties

TRC

Under the DGCL, a transaction involving an interested officer or director is not void or voidable solely because of the officer’s or director’s interest if:

•   the material facts are disclosed or made known to the board of directors (or committee thereof) and a majority of the disinterested directors vote to authorize the transaction in good faith;

•   the material facts are disclosed or made known to the stockholders entitled to vote thereon and the

ATLS

The general partner (i) agrees that its sole business will be to act as the general partner or managing member, as the case may be, of ATLS and any other partnership or limited liability company of which ATLS is, directly or indirectly, a partner or managing member and to undertake activities that are ancillary or related thereto (including being a limited partner in ATLS) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its transaction is specifically approved in good faith by vote of the stockholders; or

•   the transaction is fair to the corporation at the time it is authorized, approved or ratified by the board of directors (or committee thereof) or the stockholders.

TRC’s certificate of incorporation renounces, to the fullest extent permitted by applicable law, any interest or expectancy of TRC and its subsidiaries in any business opportunity, transaction or other matter in which Warburg Pincus LLC or any private fund that it manages or advises (the “Sponsor”) (other than the corporation and its subsidiaries), their officers, directors, partners, employees or other agents who serve as a director of the corporation, Merrill Lynch Ventures L.P. 2001, its affiliates (other than the corporation and its subsidiaries), and any portfolio company in which such entities or persons has an equity interest (other than the corporation and its subsidiaries) (each, a “Specified Party”) participates or desires or seeks to participate in and that involves any aspect of the energy business or industry, unless certain circumstances apply as specified in the certificate of incorporation.

performance as general partner or managing member of one or more partnership group members or (B) the acquiring, owning or disposing of debt or equity securities in any partnership group member.

Except as specifically restricted by the ATLS partnership agreement, each partnership group member and Indemnitee (other than the general partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any partnership group member, independently or with others, including business interests and activities in direct competition with the business and activities of any partnership group member, and none of the same shall constitute a breach of the ATLS partnership agreement or any duty expressed or implied by law to any partnership group member or any Partner. Neither any partnership group member nor any limited partner nor any other person shall have any rights by virtue of the ATLS partnership agreement or ATLS relationship established hereby or thereby in any business ventures of any partnership group member or any Indemnitee.

Subject to the terms of ATLS partnership agreement, but otherwise notwithstanding anything to the contrary in the ATLS partnership agreement, (i) the engaging in competitive activities by any partnership group member or any Indemnitee is deemed approved by ATLS and all partners, (ii) it shall be deemed not to be a breach of any fiduciary duties or any other obligation of any type whatsoever of the general partner for any partnership group member or any Indemnitee to engage in such business interests and activities in preference to or to the exclusion of ATLS and (iii) none of the general partner, any partnership group member nor any Indemnitee shall have any obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to ATLS, any other partnership group member or any Indemnitee.

The general partner may acquire only partnership interests.

Anything in the ATLS partnership agreement to the contrary notwithstanding, to the extent that any provision of the ATLS partnership agreement purports or is interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the general partner to ATLS and its limited partners, or to constitute a waiver or consent by the limited partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the general partner has complied with its fiduciary duties in connection with determinations made by it under the ATLS partnership agreement.

Taxation
TRC	ATLS

See “Material U.S. Federal Income Tax Consequences.”

ATLS shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder (including making such election for the first taxable year of ATLS ending after the date hereof and any other initial taxable year of ATLS following a termination of ATLS under Section 708(b)(1)(B) of the Code), subject to the reservation of the right to seek to revoke any such election upon the general partner’s determination that such revocation is in the best interests of the limited partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the general partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a limited partner Interest will be deemed to be the lowest quoted closing price of the limited partner interests on any national securities exchange on which such limited partner interests are listed or admitted for trading during the calendar month in which such transfer is deemed to occur pursuant to the ATLS partnership agreement without regard to the actual price paid by such transferee.

Except as otherwise provided herein, the general partner shall determine whether ATLS should make any other elections permitted by the Code.

DESCRIPTION OF TRC CAPITAL STOCK

The authorized capital stock of Targa Resources Corp. consists of 300,000,000 shares of common stock, $0.001 par value per share, and 100,000,000 shares of preferred stock, $0.001 par value per share.

The following summary of our capital stock and our amended and restated certificate of incorporation and amended and restated bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, as such, are not entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the General Corporation Law of the State of Delaware. Subject to preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.001 per share, covering up to an aggregate of 100,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by our board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise and removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Pursuant to our amended and restated certificate of corporation, since Warburg Pincus and its direct and indirect transferees and their affiliates and successors no longer own at least 15% of our common stock, we are subject the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time as such person becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition (in one or a series of transactions) of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to certain exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Certificate of Incorporation and Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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provide advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock;

•	provide that directors may be removed only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of our then outstanding common stock;

•	provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least 66 2/3% of our then outstanding common stock;

•	provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board; and

•	provide that our amended and restated bylaws can be amended or repealed by our board of directors or our stockholders.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for the following liabilities that cannot be eliminated under the DGCL:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for an unlawful payment of dividends or an unlawful stock purchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment or repeal.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permit us to purchase insurance on behalf of any of our officers, directors, employees or agents or any person who is or was serving at our request as an officer, director, employee or agent of another enterprise for any expense, liability or loss asserted against such person and incurred by any such person in any such capacity, or arising out of that person’s status as such, regardless of whether Delaware law would permit indemnification.

We have entered into indemnification agreements with each of our directors and officers. The agreements provide that we will indemnify and hold harmless each indemnitee for certain expenses to the fullest extent permitted or authorized by law, including the DGCL, in effect on the date of the agreement or as it may be amended to provide more advantageous rights to the indemnitee. If such indemnification is unavailable as a result of a court decision and if we and the indemnitee are jointly liable in the proceeding, we will contribute funds to the indemnitee for his expenses in proportion to relative benefit and fault of us and the indemnitee in the transaction giving rise to the proceeding. The indemnification agreements also provide that we will indemnify the indemnitee for monetary damages for actions taken as our director or officer or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be but only if (i) the indemnitee acted in good faith and, in the case of conduct in his official capacity, in a manner he reasonably believed to be in our best interests and, in all other cases, not opposed to our best interests and (ii) in the case of a criminal proceeding, the indemnitee must have had no reasonable cause to believe that his conduct was unlawful. The indemnification agreements also provide that we must advance payment of certain expenses to the indemnitee, including fees of counsel, subject to receipt of an undertaking from the indemnitee to return such advance if it is it is ultimately determined that the indemnitee is not entitled to indemnification.

We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity, transaction or other matter in which any of Warburg Pincus or any private fund that it manages or advises, their affiliates (other than us and our subsidiaries), their officers, directors, partners, employees or other agents who serve as one of our directors, Merrill Lynch Ventures L.P. 2001, its affiliates (other than us and our subsidiaries), and any portfolio company in which such entities or persons has an equity investment (other than us and our subsidiaries) participates or desires or seeks to participate in and that involves any aspect of the energy business or industry, unless any such business opportunity, transaction or matter is (i) offered to such person in its capacity as one of our directors and with respect to which no other such person (other than one of our directors) independently receives notice or otherwise identifies such business opportunity, transaction or matter or (ii) identified by such person solely through the disclosure of information by us or on our behalf.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock trades on the NYSE under the symbol “TRGP.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material U.S. federal income tax consequences of the ATLS Merger to U.S. holders (as defined below) and of owning and disposing of TRC common stock received in the ATLS Merger. This discussion is based upon current provisions of the Code, existing and proposed Treasury regulations (the “Treasury Regulations”) promulgated under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion is limited to U.S. holders of ATLS common units that hold their ATLS common units, and will hold their TRC shares received in the ATLS Merger, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company”;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of ATLS common units that received such common units through the exercise of an employee option, pursuant to a retirement plan or otherwise as compensation;

•	holders of options, or holders of restricted units or bonus units, granted under any ATLS benefit plan;

•	a person whose functional currency is not the U.S. dollar;

•	a holder of ATLS common units that holds such ATLS common units as part of a hedge, straddle, conversion or other “synthetic security” or other risk reduction transaction; or

•	a U.S. expatriate.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds ATLS common units, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding ATLS common units should consult its own tax advisor.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of ATLS common units or TRC common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Code) are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ATLS MERGER OR THE RECEIPT, OWNERSHIP AND DISPOSITION OF TRC SHARES RECEIVED IN THE ATLS MERGER. EACH HOLDER OF ATLS COMMON UNITS IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE ATLS MERGER AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF TRC SHARES RECEIVED IN THE ATLS MERGER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

Tax Consequences of the ATLS Merger to U.S. Holders of ATLS Common Units

Tax Characterization of the ATLS Merger. The receipt of TRC shares and cash in exchange for ATLS common units pursuant to the ATLS Merger will be a taxable transaction to U.S. holders for U.S. federal income tax purposes. In general, the ATLS Merger will be treated as a taxable sale of a U.S. holder’s ATLS common units in exchange for the TRC shares and cash received in the ATLS Merger.

Amount and Character of Gain or Loss Recognized. A U.S. holder who receives TRC shares and cash in exchange for ATLS common units pursuant to the ATLS Merger will recognize gain or loss in an amount equal to the difference between (i) the “amount realized,” which is the sum of (A) the amount of any cash received, (B) the fair market value of any TRC shares received, and (C) such U.S. holder’s share of ATLS’s nonrecourse liabilities immediately prior to the ATLS Merger and (ii) such U.S. holder’s adjusted tax basis in the ATLS common units exchanged therefor (which includes any remaining basis attributable to such U.S. holder’s share of ATLS’s nonrecourse liabilities immediately prior to the ATLS Merger).

A U.S. holder’s initial tax basis in its ATLS common units would have been equal to the amount such holder paid for the ATLS common units plus the U.S. holder’s share of ATLS’s nonrecourse liabilities. Over time that basis would have (i) increased by the U.S. holder’s share of ATLS’s income and by any increases in the U.S. holder’s share of ATLS’s nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions from ATLS, by the U.S. holder’s share of ATLS’s losses, by any decreases in the U.S. holder’s share of ATLS’s nonrecourse liabilities and by the U.S. holder’s share of ATLS’s expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Except as noted below, gain or loss recognized by a U.S. holder on the exchange of ATLS common units in the ATLS Merger will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which portion will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by ATLS and its subsidiaries. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the exchange of a ATLS common unit pursuant to the ATLS Merger and may be recognized even if there is a net taxable loss realized on the exchange of such U.S. holder’s ATLS common units pursuant to the ATLS Merger. Consequently, a U.S. holder may recognize both ordinary income and capital loss upon the exchange of ATLS common units in the ATLS Merger.

Capital gain or loss recognized by a U.S. holder will generally be long-term capital gain or loss if the U.S. holder has held its ATLS common units for more than 12 months as of the effective date of the ATLS Merger. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation. Capital losses recognized by a U.S. holder may offset capital gains and, in the case of individuals, no more than $3,000 of ordinary income. Capital losses recognized by U.S holders that are corporations may be used to offset only capital gains.

The amount of gain or loss recognized by each U.S. holder in the ATLS Merger will vary depending on each U.S. holder’s particular situation, including the amount of the cash and the value of the TRC shares received by each U.S. holder in the ATLS Merger, the adjusted tax basis of the ATLS common units exchanged by each U.S. holder in the ATLS Merger, and the amount of any suspended passive losses that may be available to a particular unitholder to offset a portion of the gain recognized by each U.S. holder. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of ATLS’s income may be deducted in full upon the U.S. holder’s taxable disposition of its entire investment in ATLS pursuant to the ATLS Merger. Each U.S. holder is strongly urged to consult its own tax advisor with respect to the specific tax consequences to them of the ATLS Merger, taking into account its own particular circumstances.

ATLS Items of Income, Gain, Loss and Deduction for the Taxable Period Ending on the Date of the ATLS Merger. U.S. holders of ATLS common units will be allocated their share of ATLS’s items of income, gain, loss and deduction for the taxable period of ATLS ending on the date of the ATLS Merger. These allocations will be made in accordance with the terms of the ATLS partnership agreement. A U.S. holder will be subject to U.S. federal income taxes on any such allocated income and gain even if such U.S. holder does not receive a cash distribution from ATLS attributable to such allocated income and gain. Any such income and gain allocated to a U.S. holder will increase the U.S. holder’s tax basis in the ATLS common units held and, therefore, will reduce the gain, or increase the loss, recognized by such U.S. holder resulting from the ATLS Merger. Any losses or deductions allocated to a U.S. holder will decrease the U.S. holder’s tax basis in the ATLS common units held and, therefore, will increase the gain, or reduce the loss, recognized by such U.S. holder resulting from the ATLS Merger.

Tax Basis and Holding Period in TRC shares Received in the ATLS Merger. A U.S. holder’s tax basis in the TRC shares received in the ATLS Merger will equal the fair market value of such shares on the date of the ATLS Merger. A U.S. holder’s holding period in the TRC shares received in the ATLS Merger will begin on the day after the date of the ATLS Merger.

Tax Consequences to U.S. Holders of Owning and Disposing of TRC shares Received in the ATLS Merger

Distributions on TRC shares. For U.S. federal income tax purposes, distributions of cash by TRC to a U.S. holder with respect to TRC shares received in the ATLS Merger will generally be included in a U.S. holder’s income as ordinary dividend income to the extent of TRC’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to TRC shareholders by TRC after the ATLS Merger may exceed TRC’s current and accumulated earnings and profits. Distributions of cash in excess of TRC’s current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s TRC shares and, to the extent the distribution exceeds such U.S. holder’s adjusted tax basis, as capital gain from the sale or exchange of such TRC shares. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by an individual U.S. holder may be taxed at the lower applicable long-term capital gains rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes.

Sale, Exchange, Certain Redemptions or Other Taxable Dispositions of TRC shares. Upon the sale, exchange, certain redemptions or other taxable dispositions of TRC shares received in the ATLS Merger, a U.S.

holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon such taxable disposition of TRC shares and (ii) the U.S. holder’s adjusted tax basis in such TRC shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the TRC shares disposed of is more than twelve months at the time of such taxable disposition. Under current law, long-term capital gains of non-corporate taxpayers are generally taxed at reduced rates. In addition, certain ATLS unitholders may be subject to the 3.8% net investment income tax on unearned income in respect of any net gain from the exchange. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the ATLS Merger and in connection with distributions made with respect to, or dispositions of, TRC shares received in the ATLS Merger. A U.S. holder may be subject to U.S. backup withholding on payments made pursuant to the ATLS Merger or on distributions made with respect to, or on payments made pursuant to dispositions of, TRC shares received in the ATLS Merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

STOCKHOLDER AND UNITHOLDER PROPOSALS

TRC Stockholder Proposals

TRC will hold a regular annual meeting of stockholders in 2015 regardless of whether the ATLS Merger is completed. Any stockholder of TRC who desires to submit a proposal for action at the 2015 annual meeting of stockholders and wishes to have such proposal (a “Rule 14a-8 Proposal”) included in TRC’s proxy materials, must submit such Rule 14a-8 Proposal to TRC at its principal executive offices no later than December 8, 2014, unless TRC notifies the stockholders otherwise. Only those Rule 14a-8 Proposals that are timely received by TRC and proper for stockholder action (and otherwise proper) will be included in TRC’s proxy materials.

Any stockholder of TRC who desires to submit a proposal for action at the 2015 annual meeting of stockholders, but does not wish to have such proposal (a “Non-Rule 14a-8 Proposal”) included in TRC’s proxy materials, must submit such Non-Rule 14a-8 Proposal to TRC at its principal executive offices so that it is received between January 29, 2015 and February 28, 2015, unless TRC notifies the stockholders otherwise. If a Non-Rule 14a-8 Proposal is not received by TRC on or before February 28, 2015, then TRC intends to exercise its discretionary voting authority with respect to such Non-Rule 14a-8 Proposal. “Discretionary voting authority” is the ability to vote proxies that stockholders have executed and submitted to TRC, on matters not specifically reflected in TRC’s proxy materials, and on which stockholders have not had an opportunity to vote by proxy.

Written requests for inclusion of any stockholder proposal should be addressed to Targa Resources Corp., 1000 Louisiana Street, Suite 4300, Houston, Texas 77002, Attention: Secretary. The Company suggests that any such proposal be sent by certified mail, return receipt requested.

The Nominating and Governance Committee will also consider any nominee recommended by stockholders for election at the annual meeting of stockholders to be held in 2015 if that nomination is submitted in writing, between January 29, 2015 and February 28, 2015, to Targa Resources Corp., 1000 Louisiana Street, Suite 4300, Houston, Texas 77002, Attention: Secretary.

ATLS Unitholder Proposals

It is not expected that ATLS will hold an annual meeting for 2015 unless the ATLS Merger is not completed. An ATLS unitholder who wishes to present a matter for action or to present one or more directors for nomination at ATLS’s 2015 annual meeting (should one be held), but does not want to include it in ATLS’s proxy materials, must deliver to ATLS’s Secretary during the time period beginning on December 24, 2014 and ending on January 23, 2015, a notice containing the information required by the advance notice and other provisions of the ATLS partnership agreement, including the name of any person(s) to be nominated.

Rule 14a-8 of the Exchange Act establishes the eligibility requirements and the procedures that must be followed for an equity holder’s proposal or director nomination to be included in a public company’s proxy materials. Under the rule, proposals or director nominations submitted for inclusion in ATLS’s 2015 proxy materials must be received by ATLS at Park Place Corporate Center One, 1000 Commerce Drive, 4th Floor, Pittsburgh, Pennsylvania 15275, Attention: Secretary, on or before November 21, 2014. Proposals must comply with all the requirements of Rule 14a-8.

LEGAL MATTERS

The validity of the TRC shares to be issued in the ATLS Merger will be passed upon for Targa Resources Corp. by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Targa Resources Corp. (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to Targa Resource Corp.’s Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Atlas Energy, L.P. incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Atlas Energy, L.P., after giving effect to the Spin-Off (“RemainCo”), included in this joint proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon authority of said firm as experts in accounting and auditing.

Certain estimates of the net natural gas and oil reserves and the present value of such reserves of ATLS and ARP incorporated by reference in this prospectus have been derived from engineering reports prepared by Wright and Company, Inc.

WHERE YOU CAN FIND MORE INFORMATION

TRC and ATLS file annual, quarterly and current reports and other information with the SEC under the Exchange Act. You may read and copy any document filed with the SEC at its public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-732-0330 for further information regarding the public reference room. The filings are also available to the public at the Commission’s website at http://www.sec.gov. In addition, documents filed by TRC and ATLS can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

The SEC allows TRC and ATLS to incorporate by reference information into this joint proxy statement/prospectus, which means that TRC and ATLS can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus. Any later information filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act up until the date of the special meeting will be deemed to be incorporated by reference into this joint proxy statement/prospectus and will automatically update and supersede this information. Therefore, before you vote to approve the ATLS Merger Agreement and the ATLS Merger, you should always check for reports that TRC and ATLS may have filed with the SEC after the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that TRC and ATLS have previously filed with the SEC, excluding any information in a Form 8-K furnished pursuant to Item 2.02 or 7.01 (unless otherwise indicated), which is not deemed filed under the Exchange Act.

TRC’s Filings (Commission File No. 001-34991)

•	Annual Report on Form 10-K for the year ended December 31, 2013;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Current Reports on Form 8-K filed with the Commission on January 21, 2014, February 20, 2014, May 30, 2014, August 1, 2014, October 14, 2014, October 20, 2014 and October 23, 2014 (in each case, to the extent filed and not furnished);

•	The description of TRC’s common stock in the registration statement on Form 8-A filed on December 2, 2010 and including any other amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings at no cost by making written or telephone requests for copies to: Targa Resources Corp., 1000 Louisiana Street, Suite 4300, Attention: Investor Relations, Houston, Texas 77002 (Telephone: (713) 584-1080).

TRC also makes available free of charge on its website, http://www.targaresources.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Commission. Information contained on TRC’s website is not part of this joint proxy statement/prospectus.

ATLS’s Filings (Commission File No. 001-32953)

•	Annual Report on Form 10-K for the year ended December 31, 2013;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Current Reports on Form 8-K and 8-K/A filed with the Commission on March 4, 2014, April 28, 2014, July 2, 2014, August 8, 2014, October 14, 2014, October 16, 2014 and November 6, 2014 (in each case, to the extent filed and not furnished); and

•	The description of ATLS’s common units in the registration statement on Form 8-A filed on July 19, 2006 and including any other amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings at no cost by making written or telephone requests for copies to: ATLS Energy, L.P., Park Place Corporate Center One, 1000 Commerce Drive, 4th Floor, Attention: Investor Relations, Pittsburgh, Pennsylvania 15275 (Telephone: (877) 280-2857).

ATLS also makes available free of charge on its website, http://www.atlasenergy.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Commission. Information contained on ATLS’s website is not part of this joint proxy statement/prospectus.

TARGA RESOURCES CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On October 13, 2014, Atlas Energy, L.P. (“ATLS”), Atlas Energy, LLC, which is the general partner of ATLS, Targa Resources Corp. (the “Company” or “TRC”) and Trident GP Merger Sub LLC, which is a newly formed subsidiary of TRC (“GP Merger Sub”), entered into an Agreement and Plan of Merger (the “ATLS Merger Agreement”), pursuant to which TRC would acquire ATLS in a merger between ATLS and GP Merger Sub (the “ATLS Merger” or the “ATLS Acquisition”). As a result of the ATLS Merger, ATLS will become a wholly owned subsidiary of TRC, and the general partner of ATLS will be indirectly wholly owned by TRC.

Concurrently with the execution of the ATLS Merger Agreement, Atlas Pipeline Partners, L.P. (“APL”) entered into an Agreement and Plan of Merger (the “APL Merger Agreement”) with Targa Resources Partners LP (the “Partnership” or “TRO”), TRC, Targa Resources GP LLC, which is the general partner of TRP (“TRP GP”), Trident MLP Merger Sub LLC, which is a newly formed subsidiary of TRP (“MLP Merger Sub”), ATLS and Atlas Pipeline Partners GP, LLC, which is the general partner of APL, pursuant to which TRP would, immediately following the ATLS Merger, acquire APL in a merger between APL and MLP Merger Sub (the “APL Merger” or the “APL Acquisition” and, together with the ATLS Merger, the “Atlas Mergers”), with APL continuing as the surviving entity and as a subsidiary of TRP.

In addition, subject to the terms and conditions ser forth in the ATLS Merger Agreement, ATLS has agreed that it will, pursuant to a separation and distribution agreement, (1) transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment to Atlas Energy Group, LLC (“New Atlas”), and (2) immediately prior to the ATLS Merger, effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas (the “Spin-Off” and, together with the Atlas Mergers, the “Transactions”). Each of the Transactions is cross-conditioned on the other Transactions and will occur only if the others occur or will occur.

Acquisition of Atlas Energy L.P.

Prior to the ATLS Merger, ATLS will spin-off its non-midstream assets. We refer to ATLS after giving effect to the Spin-Off as “RemainCo.” The assets and liabilities of RemainCo will solely be the assets and liabilities related to ATLS’s “Atlas Pipeline Partners” segment. The ATLS Merger is conditioned, among other things, on the consummation of the Spin-Off and the parties standing ready to substantially concurrently close the Partnership’s acquisition of APL. Subject to the terms and conditions set forth in the ATLS Merger Agreement, at the effective time of the ATLS Merger, holders of ATLS common units (other than certain common units held by TRC or ATLS or their wholly owned subsidiaries, which will be cancelled) will have the right to receive (i) 0.1809 of a share of TRC common stock (the “ATLS Stock Consideration”) and (ii) $9.12 in cash, without interest, (the “ATLS Cash Consideration” and together with the ATLS Stock Consideration, the “ATLS Merger Consideration”), for each ATLS common unit. TRC has arranged committed financing of $1.1 billion to replace its existing Senior Secured Revolving Credit Facility and to fund the cash components of the transaction, including cash merger consideration, $149.4 million related to change of control payments and cash settlements of New Atlas equity awards, $88 million related to repayment of a portion of ATLS outstanding indebtedness and $11 million for reimbursement of certain ATLS transaction expenses.

In connection with the Spin-Off, each of the outstanding awards granted under ATLS’s equity compensation plans will be converted into the right to receive adjusted awards relating to common units of ATLS and New Atlas, and all New Atlas awards issued in connection with the adjustment will subsequently be cancelled and settled for cash, New Atlas common units, or a combination of both. Each option to purchase ATLS common units will be converted into an adjusted ATLS option and a New Atlas option. The exercise price and number of units subject to each option will be adjusted in order to preserve the aggregate intrinsic value of the original ATLS option as measured immediately before and immediately after the Spin-Off, subject to rounding.

Acquisition of Atlas Pipeline Partners, L.P.

Subject to the terms and conditions set forth in the APL Merger Agreement, holders of APL common units (other than certain common units held by TRP or APL or their wholly owned subsidiaries, which will be cancelled) will have the right to receive (i) 0.5846 of a unit of the Partnership (the “APL Unit Consideration”) and (ii) $1.26 in cash, without interest (the “APL Cash Consideration” and together with the APL Unit Consideration, the “APL Merger Consideration”) for each APL common unit.

If the record date of the APL unitholders meeting (which will be held to vote on the APL Merger) occurs before the mandatory conversion date of the APL Class D Preferred Units (as set forth in the certificate of designations for the APL Class D Preferred Units), APL, APL GP, TRP and TRP GP will cooperate and take such actions as are necessary, required or advisable to cause all APL Class D Preferred Units that are issued and outstanding as of the record date for the APL unitholders meeting to be converted into APL common units. APL, APL GP, TRP and TRP GP have agreed to cooperate and take such actions as are necessary, required or advisable to redeem, effective as of the effective time of the APL Merger, the APL Class E Preferred Units in accordance with the certificate of designations for the APL Class E Preferred Units for an estimated $126.5 million in cash, and the Partnership has agreed to provide to or deposit with the paying agent on behalf of APL the funds for such redemption.

The Partnership expects to finance the cash portion of the transaction with borrowings under its Senior Secured Revolving Credit Facility. In connection with the APL acquisition, TRC has agreed to reduce its incentive distribution rights for the four years following closing by fixed amounts of $37.5 million, $25.0 million, $10.0 million and $5.0 million, respectively. These annual amounts will be applied in equal quarterly installments for each successive four quarter period following closing.

In connection with the APL Merger, each outstanding APL phantom unit award held by an individual that is employed by ATLS following the Spin-Off will be cancelled and converted into the right to receive (1) the APL Cash Consideration in respect of each APL common unit underlying such APL phantom unit award and (2) a TRP phantom unit award (“Long-Term Incentive Plan or “LTIP” award) with respect to a number of TRP common units equal to the product of the APL Unit Consideration multiplied by the number of APL common units underlying such APL phantom unit award. Following the closing of the APL Merger, the TRP phantom unit award will continue to have the same material terms and conditions and the same vesting conditions as applied to the corresponding APL phantom unit award immediately prior to the closing of the APL Merger, and will settle in TRP common units upon vesting.

The unaudited pro forma condensed consolidated financial information has been developed by applying pro forma adjustments to the historical audited and unaudited consolidated financial statements of the Company. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2014 of the Company has been prepared to give effect to the ATLS and APL acquisitions as if they had occurred on September 30, 2014. The unaudited pro forma condensed consolidated statements of operations of the Company for the nine months ended September 30, 2014 and year ended December 31, 2013, have been prepared to give effect to the ATLS and APL acquisitions as if they had occurred on January 1, 2013.

The unaudited pro forma condensed consolidated financial statements include pro forma adjustments that are factually supportable and directly attributable to the ATLS and APL acquisitions. In addition, with respect to the unaudited pro forma condensed consolidated statements of operation, pro forma adjustments have been made only for items that are expected to have a continuing impact on the consolidated results. The unaudited pro forma condensed consolidated financial statements do not give effect to any cost savings, operational synergies, or revenue enhancements expected to result from the ATLS Merger or APL Merger or the costs to achieve these cost savings, operating synergies and revenue enhancements.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with (i) the historical audited consolidated financial statements and related notes included in the Annual Report on

Form 10-K for the year ended December 31, 2013 for the Company (as revised for the effect of the revenues and purchases adjustments described in note (1) to the Selected Historical Consolidated Financial Data of TRC on page 30 of this joint proxy statement/prospectus), and the audited financial statements of RemainCo for the year ended December 31, 2013 included in this joint proxy statement/prospectus; (ii) the unaudited consolidated financial statements and related notes included in the Quarterly Report on Form 10-Q for the nine months ended September 30, 2014 for the Company, and the unaudited financial statements of RemainCo for the nine months ended September 30, 2014 included in this joint proxy statement/prospectus; and (iii) the notes accompanying these unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma adjustments are based on available preliminary information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and are not necessarily indicative of the results that might have occurred had the ATLS and APL acquisitions taken place on September 30, 2014 for balance sheet purposes, and on January 1, 2013 for statements of operations purposes, and are not intended to be a projection of future results. Actual results may vary significantly from the results reflected because of various factors. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial statements.

TARGA RESOURCES CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2014

	Targa Resources Corp.	RemainCo	TRC Pro Forma Adjustments		Partnership Pro Forma Adjustments		Targa Resources Corp. Pro Forma
	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	$78.8	$10.7	$770.2	(b)	$482.3	(n)	$89.5
			(770.2)	(b)	(482.3)	(n)
Trade receivables, net	698.1	253.9	—		—		952.0
Other current assets	276.2	32.4	—		—		308.6

Total current assets	1,053.1	297.0	—		—		1,350.1

Property, plant and equipment	6,307.7	3,623.3	—		(490.5)	(k)	9,440.5
Accumulated depreciation	(1,614.0)	(490.5)	—		490.5	(k)	(1,614.0)

Property, plant and equipment, net	4,693.7	3,132.8	—		—		7,826.5
Goodwill	—	365.8	—		(365.8)	(p)	—
Intangible assets, net	607.3	614.8	1,655.3	(a)	963.6	(k)	3,841.0
			(1,655.3)	(e)	1,655.3	(l)
Investment in unconsolidated affiliate	51.7	180.6	—		—		232.3
Other long-term assets	86.1	54.8	(3.4)	(a)	(38.5)	(k)	99.0

Total assets	$6,491.9	$4,645.8	$(3.4)		$2,214.6		$13,348.9

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$798.6	$369.1	$29.0	(d)	$36.4	(o)	$1,233.1
Current portion of long-term debt	—	1.2	—		—		1.2
Other current liabilities	4.1	13.6	—		—		17.7

Total current liabilities	802.7	383.9	29.0		36.4		1,252.0

Long-term debt	3,137.2	1,842.3	(88.0)	(b)	(49.2)	(k)	5,887.5
			762.9	(b)	482.3	(n)
					(200.0)	(n)
Deferred income taxes	135.5	31.8	—		—		167.3
Other long-term liabilities	66.7	7.4	—		—		74.1
Commitments and contingencies
Owners’ equity	159.5	(6.4)	93.8	(c)	(4.0)	(o)	1,442.0
			1,046.3	(c)	(14.0)	(m)
			(29.0)	(d)	50.1	(q)
			(1,655.3)	(e)	1,655.3	(l)
			145.7	(c)
Noncontrolling interests in subsidiaries	2,190.3	2,386.8	(145.7)	(c)	(32.4)	(o)	4,526.0
			(163.1)	(c)	(112.5)	(m)
					402.6	(q)

Total owners’ equity	2,349.8	2,380.4	(707.3)		1,945.1		5,968.0

Total liabilities and owners’ equity	$6,491.9	$4,645.8	$(3.4)		$2,214.6		$13,348.9

See accompanying notes to unaudited pro forma condensed consolidated financial statements

TARGA RESOURCES CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2014

	Targa Resources Corp.	RemainCo	TRC Pro Forma Adjustments		Partnership Pro Forma Adjustments		Targa Resources Corp. Pro Forma
	(In millions)
Revenues	$6,583.7	$2,175.2	$—		$(0.0)	(r)	$8,758.9

Costs and expenses:
Product purchases	5,412.2	1,742.8	—		(0.0)	(r)	7,155.0
Operating expenses	323.7	82.0	—		—		405.7
Depreciation and amortization expense	253.1	148.6	62.1	(e)	(8.9)	(s)	452.6
			(62.1)	(e)	59.8	(t)
General and administrative expense	122.4	87.1	6.4	(f)	(3.8)	(u)	184.3
			(6.4)	(f)	(21.4)	(v)
Other operating (income) expense	(5.3)	—	—		—		(5.3)

Income (loss) from operations	477.6	114.7	—		(25.7)		566.6
Other income (expense):
Interest expense, net	(106.5)	(74.3)	(18.3)	(g)	(2.1)	(x)	(201.2)
Equity earnings (loss)	13.8	(10.5)	—		(2.6)	(w)	0.7
Other	(0.6)	47.8	—		(47.8)	(w)	(0.6)

Income (loss) before income taxes	384.3	77.7	(18.3)		(78.2)		365.5
Income tax (expense) benefit:	(53.6)	1.5	10.3	(h)	—		(41.8)

Net income (loss)	330.7	79.2	(8.0)		(78.2)		323.7
Less: Net income (loss) attributable to noncontrolling interests	253.9	97.7	(40.3)	(i)	—		311.3

Net income (loss) attributable to common shareholders	$76.8	$(18.5)	$32.3		$(78.2)		$12.4

Net income per common share—basic	$1.83						$0.24

Net income per common share—diluted	$1.82						$0.24

Weighted average shares outstanding—basic	42.0	51.9	(42.5)	(j)			51.4
Weighted average limited shares outstanding—diluted	42.1	51.9	(42.5)	(j)			51.5

See accompanying notes to unaudited pro forma condensed consolidated financial statements

TARGA RESOURCES CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

	Targa Resources Corp.	RemainCo	TRC Pro Forma Adjustments		Partnership Pro Forma Adjustments		Targa Resources Corp. Pro Forma
	(In millions)
Revenues	$6,314.7	$2,106.8	$—		$(0.0)	(r)	$8,421.5

Costs and expenses:
Product purchases	5,137.2	1,690.4	—		(0.0)	(r)	6,827.6
Operating expenses	376.3	94.5	—		—		470.8
Depreciation and amortization expense	271.9	168.6	82.8	(e)	4.7	(s)	538.0
			(82.8)	(e)	92.8	(t)
General and administrative expense	151.5	86.1	0.1	(f)	(5.0)	(u)	223.2
			(0.1)	(f)	(9.4)	(v)
Other operating (income) expense	9.6	21.5	—		—		31.1

Income (loss) from operations	368.2	45.7	—		(83.1)		330.8
Other income (expense):
Interest expense, net	(134.1)	(92.9)	(28.8)	(g)	(2.5)	(x)	(258.3)
Equity earnings (loss)	14.8	(4.7)	—		(5.0)	(w)	5.1
Loss on debt repurchases and amendments	(14.7)	—	—		—		(14.7)
Gain (loss) on early debt extinguishment	—	(26.6)	—		—		(26.6)
Other	15.3	(43.9)	—		43.9	(p)	15.3

Income (loss) before income taxes	249.5	(122.4)	(28.8)		(46.7)		51.6
Income tax (expense) benefit:	(48.2)	2.3	15.0	(h)	—		(30.9)

Net income (loss)	201.3	(120.1)	(13.8)		(46.7)		20.7
Less: Net income (loss) attributable to noncontrolling interests	136.2	(93.3)	8.3	(i)	—		51.2

Net income (loss) attributable to common shareholders	$65.1	$(26.8)	$(22.1)		$(46.7)		$(30.5)

Net income per common share—basic	$1.56						$(0.60)

Net income per common share—diluted	$1.55						$(0.60)

Weighted average shares outstanding—basic	41.6	51.4	(42.1)	(j)			50.9
Weighted average limited shares outstanding—diluted	42.1	51.4	(42.6)	(j)			50.9

See accompanying notes to unaudited pro forma condensed consolidated financial statements

TARGA RESOURCES CORP.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Except as noted within the context of each footnote disclosure, the dollar amounts presented in the tabular data within these footnote disclosures are stated in millions of dollars.

Note 1—Basis of Pro Forma Presentation

In connection with this joint proxy statement/prospectus, the Company is providing the following pro forma financial statements applicable to the ATLS acquisition:

•	Unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2013, and for the nine months ended September 30, 2014 prepared as if the ATLS and APL acquisitions occurred as of January 1, 2013.

•	Unaudited pro forma condensed consolidated balance sheet as of September 30, 2014, prepared as if the ATLS and APL acquisitions occurred as of the balance sheet date.

Under Securities and Exchange Commission (“SEC”) regulations, pro forma adjustments to the Company’s statements of operations are limited to those that are (1) directly attributable to the acquisition, (2) factually supportable and (3) expected to have a continuing impact. As such, in preparing the unaudited pro forma condensed consolidated statements of operations the Company has combined its reported results with those of the acquired company and made adjustments to:

•	exclude the financial results of assets sold by APL prior to the Company’s acquisition;

•	conform RemainCo’s reported results of operations to the Company’s policies;

•	include incremental depreciation and amortization associated with fair value adjustments under the acquisition method of accounting for business acquisitions;

•	eliminate the impact of historical transactions between APL and TRP; and

•	include the financing costs applicable to the financing transactions for the ATLS and APL transactions described above.

Under SEC regulations, pro forma adjustments to the Company’s balance sheet are limited to those that give effect to events that are directly attributable to the acquisition and are factually supportable regardless of whether they have a continuing impact or are nonrecurring. As such in preparing the unaudited pro forma condensed consolidated balance sheet, the Company has utilized its previously reported unaudited balance sheet as September 30, 2014 and made adjustments to:

•	incorporate the fair values of the assets and liabilities acquired based on the Company’s preliminary acquisition valuations;

•	reflect the transfer of TRC’s acquired 100% interest in Atlas Pipeline Partners GP, LLC (the GP interest, IDRs and control over and management of APL) to the Partnership in conjunction with this transaction;

•	present the impact of the merger consideration paid in cash and via common share exchange, including the adjustment of the Company’s ownership interest in the Partnership;

•	reflect the Company’s incremental borrowings to finance activities directly related to the ATLS and APL acquisitions; and

•	accrue acquisition related expenses.

The Company accounts for business combinations pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The unaudited pro forma condensed consolidated financial statements reflect preliminary estimates of the fair values of assets acquired and liabilities assumed based on the application of ASC 805. The fair values assigned to ATLS and

APL tangible and intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. The estimated fair values of these assets acquired and liabilities assumed are considered preliminary and are based on the information that was available as of in advance of the closing date of the merger. These fair value estimates may be revised after the transactions close to reflect the final valuation based on updated information and revised assumptions. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have occurred if the Company had completed the transactions on the dates indicated or which could be obtained in the future. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with these notes accompanying the unaudited pro forma condensed consolidated financial statements and with the historical consolidated financial statements.

Note 2—Acquisitions of Atlas Energy L.P. and Atlas Pipeline Partners, L.P.

Acquisition of Atlas Energy L.P.

On October 13, 2014, the Company and ATLS entered into the ATLS Merger Agreement. The ATLS acquisition is currently expected to close in the first quarter of 2015. The pro forma fair value of the consideration transferred for ATLS was approximately $1.7 billion, which consisted of the following:

Purchase price:
Value of TRC shares exchanged for ATLS equity	$1,046.3
Cash payment to ATLS unitholders ($9.12 per unit multiplied by 57.2 million units at September 30, 2014)	521.8
Cash payment to ATLS for repayment of a portion of ATLS outstanding indebtedness	88.0
Change of control payments and cash settlements	149.4
Reimbursement of ATLS deal expenses by Targa	11.0
Less: Value of APL units held by Atlas GP	(163.1)

Total purchase consideration	$1,653.4

The equity value portion of the consideration for Targa’s common shares included in these pro forma financial statements is based on the closing price of $101.63 on December 22, 2014, and calculated as follows:

Equity Value Portion of Consideration (in millions)
ATLS unit count as of September 30, 2014:
Common Units	51.9
Phantom Units and Unit Options	6.7
Less: Treasury Shares	(1.4)

Total fully diluted units	57.2

Closing share price of Targa Resources Corp.
December 22, 2014	$101.63
Fixed exchange ratio	x0.1809

18.38
Total fully diluted units	x57.2

ATLS equity value, fully diluted	1,051.8
Less: value of estimated unvested portion of ATLS phantom units converted to TRC restricted shares	(5.5)

Value of TRC shares exchanged for ATLS equity	$1,046.3

Under ASC 805, registrants are to use the most recent stock price at the time of filing for determining the value of stock to be issued in a transaction that has not yet consummated. The fair value of the ATLS Unit

Consideration for TRC’s common shares will fluctuate until the closing date as a result of fluctuations in the market price of TRC’s common shares. A hypothetical increase (decrease) of 10% in TRC’s share price would increase (decrease) the equity value portion of the consideration by $104.6 million.

Acquisition of Atlas Pipeline Partners L.P.

On October 13, 2014, the Partnership and APL entered into the MLP Merger Agreement. The acquisition is currently expected to close in the first quarter of 2015. The pro forma fair value of the consideration transferred for APL was approximately $4.8 billion, which consisted of the following:

Purchase price:
Value of Partnership units exchanged for APL equity	$2,716.9
Cash payment to APL unitholders ($1.26 per unit multiplied by 101.0 million units at September 30, 2014)	127.2
APL redeems Class E Preferred Units at closing; Targa deposits the funds	126.5
Change of control payments	28.6

Total purchase consideration	$2,999.2

Debt outstanding (as of September 30, 2014):
APL Senior Notes due 2020, 2021 and 2023	$1,554.1
APL Senior Secured Revolving Credit Facility that matures in May 2017 (the “APL Revolver”)	200.0

Total debt outstanding	$1,754.1

The equity value portion of the consideration for the Partnership’s common units included in these pro forma financial statements is based on the closing price of $46.33 on December 22, 2014, and calculated as follows:

Equity Value Portion of Consideration (in millions)
APL unit count as of September 30, 2014:
Common Units	84.5
Class D Preferred Units	14.7
Phantom Units	1.8

Total fully diluted units (excluding Class E)	101.0

Closing unit price of Targa Resources Partners LP
December 22, 2014	$46.33
Fixed exchange ratio	x0.5846

27.08
Total fully diluted units (excluding Class E)	x101.0

Equity Value, fully diluted (excluding Class E)	2,735.5
Less: value of estimated unvested portion of APL phantom units converted to TRP LTIP units	(18.6)

Value of Partnership units exchanged for APL equity	$2,716.9

Under ASC 805, registrants are to use the most recent stock price at the time of filing for determining the value of stock to be issued in a transaction that has not yet consummated. The fair value of the APL Unit Consideration for the Partnership’s common units will fluctuate until the closing date as a result of fluctuations in the market price of the Partnership’s common units. A hypothetical increase (decrease) of 10% in the Partnership’s unit price would increase (decrease) the equity value portion of the consideration by $271.7 million.

Note 3—Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed consolidated financial statements include adjustments required under SEC regulations as follows:

Pro forma adjustments at the Targa Resources Corp. Parent level

(a)	Adjustments to RemainCo balance sheet as of September 30, 2014 to reflect the Company’s preliminary fair value determination. This determination is subject to further assessment and adjustments pending additional information sharing between the parties, third-party appraisals and other potential adjustments.

	September 30, 2014	Lives (In years)
Preliminary fair value determination:
Cash and cash equivalents (1)	$4.0	NA
Trade receivables, net (1)	—	NA
Other current assets (1)	—	NA
Property, plant and equipment (2)(3)	—	30
Investment in unconsolidated affiliate (2)	—	NA
Goodwill (2)	—	NA
Intangible assets (2)(3)	1,655.3	20
Other long-term assets (2)(3)	—	NA
Current liabilities, less current portion of long-term debt (1)	(4.4)	NA
Long-term debt (2)(3)	(1.1)	NA
Other long-term liabilities (2)	(0.4)	NA

Net tangible and intangible assets acquired	$1,653.4

(1)	Management anticipates that the fair values of working capital items approximate their carrying values.
(2)	The fair values of assets acquired and liabilities assumed are considered preliminary and are based on the information that was available in advance of the closing date of the merger. Therefore, the fair values determined for these items may change significantly as additional information is obtained during the merger process. Additionally, the fair value determination is subject to the evaluation of the general partner interests, incentive distribution rights, noncontrolling interests and deferred taxes.
(3)	The preliminary fair value adjustments to historical ATLS book values include: (i) an increase to intangible assets of $1,655.3 million; and (ii) a decrease to other long-term assets for the write-off of debt issuance costs of $3.4 million. At this time, no assumptions have been made regarding the fair value of property, plant and equipment until detailed valuation appraisals are prepared.

(b)	The following table reflects the estimated sources and uses of cash for the acquisition.

Sources
Proceeds from long-term debt:
Borrowings under TRC credit facilities (1)	$762.9
Cash received from TRP for one-time payment ($1.26 per unit on 5.8 million APL Units held by General Partner and Atlas Energy that were acquired by TRC). See note (n) for cash outflow from TRP	7.3

Total sources of cash	$770.2

Uses
Cash payment to ATLS unitholders ($9.12 per unit multiplied by 57.2 million units at September 30, 2014)	$(521.8)
Cash payment to ATLS for repayment of a portion of ATLS outstanding indebtedness	(88.0)
Change of control payments and cash settlements	(149.4)
Reimbursement of ATLS deal expenses by Targa	(11.0)

Total uses of cash	$(770.2)

(1)	Borrowings under $1.1 billion committed financing including revolving credit facility and term loan facility,

(c)	Reflects the common shares issued as consideration to ATLS unitholders based on the equity value of transaction, the elimination of ATLS unitholders’ historical equity value for common units and the impact of the issuances on noncontrolling interest in APL.

(d)	Reflects the accrual of estimated acquisition-related transaction costs including legal, accounting, banking and other fees that are directly attributable to the transaction.

(e)	Reflects the Company’s preliminary estimate of the intangible asset value acquired in connection with the ATLS acquisition, primarily related to the Company’s acquired 100% interest in Atlas Pipeline Partners GP, LLC (the GP interest, IDRs and control over and management of APL), which was transferred to the Partnership in conjunction with the acquisition. Also, reflects the additional amortization expense passed to the Partnership.

(f)	Reflects the estimated stock-based compensation expense related to the fair value of the unvested portion of replacement TRC restricted stock awards to be issued in connection with the acquisition to ATLS Phantom unitholders and unvested ATLS option holders who will continue to provide service as Targa employees. The compensation expense is recognized over the estimated remaining vesting periods, and replaces the historical stock-based compensation expense recorded by RemainCo. These costs are passed to the Partnership through Targa’s general and administrative allocation process.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
RemainCo Phantom Unit Expense	$(7.5)	$(3.1)
TRC Estimated Compensation Expense	1.1	3.0

	$(6.4)	$(0.1)

(g)	Reflects additional interest expense on net borrowings under TRC’s $1.1 billion committed financing in connection with the acquisition, at weighted average rates for the revolving credit and term loan facilities:

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Pro forma interest expense:
Interest expense on the TRC credit facilities (4.2% for 2014 and 4.2% for 2013; principal of $762.5 million)	$24.0	$32.0
Less: RemainCo allocated interest expense on the ATLS Term Loan Facility	(5.1)	(3.2)
Less: Amortization of debt issue costs written off in purchase accounting	(0.6)	—

Pro forma interest expense adjustments for the acquisition	$18.3	$28.8

A  1⁄8 percent variance in the interest rates for the TRC credit facilities would have increased or decreased pro forma interest expense by $0.7 million for the nine months ended September 30, 2014 and $1.0 million for the year ended December 31, 2013.

(h)	Reflects the income tax impact of the pro forma adjustments utilizing a 38 percent statutory rate applied to TRC’s ownership interests.

(i)

Reflects the adjustment of net income attributable to noncontrolling interests and common shareholders to give effect to the impact of pro forma adjustments based on TRC’s 2% general partner interest, average limited partnership interest for the nine months ended September 30, 2014 of 9.4% on a pro forma basis, and average limited partner interest for the year ended December 31, 2013 of 9.8% on a pro forma basis, as well as the pro forma reduction of the general partners’ incentive distribution rights by fixed amounts of $37.5 million for the year ended December 31, 2013 and $18.8 million for the nine months ended September 30, 2014.

(j)	Reflects adjustments to weighted average basic and diluted units to give effect to each ATLS common unitholder entitled to receive 0.1809 common shares of TRC in connection with the ATLS transaction:

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
ATLS weighted average limited partner units outstanding—basic	51.9	51.4
Fixed exchange ratio	x0.1809	x0.1809

	9.4	9.3
TRC weighted average common shares outstanding—basic	42.0	41.6

Pro forma TRC weighted average common shares outstanding—basic	51.4	50.9

ATLS weighted average limited partner units outstanding—diluted	51.9	51.4
Fixed exchange ratio	x0.1809	x0.1809

	9.4	9.3
TRC weighted average common shares outstanding—diluted	42.1	42.1
Adjustment of pro forma weighted average common shares outstanding—diluted (1)	NA	(0.5)

Pro forma TRC weighted average common shares outstanding—diluted	51.5	50.9

(1)	Reflects the adjustment of pro forma weighted average common shares to avoid antidilutive earnings per share.

Pro forma adjustments at the Targa Resources Partners level (as consolidated into Targa Resources Corp.)

(k)	Reflects the preliminary fair value determination. This determination is subject to further assessment and adjustments pending additional information sharing between the parties, third-party appraisals and other potential adjustments.

	2014	Lives (In years)
Preliminary fair value determination:
Cash and cash equivalents (1)	$6.7	NA
Trade receivables, net (1)	253.9	NA
Other current assets (1)	32.4	NA
Property, plant and equipment (2)(3)	3,132.8	30
Investment in unconsolidated affiliate (2)	180.6	NA
Goodwill (2)	—	NA
Intangible assets (2)(3)	1,578.4	20
Other long-term assets (2)(3)	12.9	NA
Current liabilities, less current portion of long-term debt (1)	(378.3)	NA
Long-term debt (2)(3)	(1,705.2)	NA
Other long-term liabilities (2)	(38.8)	NA
Noncontrolling interest in subsidiaries (2)	(76.2)	NA

Net tangible and intangible assets acquired	2,999.2
Intangible value allocated from TRC’s contribution of GP interest in APL (2)	1,655.3	20

Total preliminary fair value determination	$4,654.5

(1)	Management anticipates that the fair values of working capital items approximate their carrying values.
(2)

The fair values of assets acquired and liabilities assumed are considered preliminary and are based on the information that was available as of the execution of the MLP Merger Agreement. Therefore, the fair values determined for these items may change significantly as additional information is obtained during the merger process.
(3)	The preliminary fair value adjustments to historical APL book values include: (i) an increase to intangible assets of $963.6 million; (ii) a decrease to other long-term assets for the write-off of debt issuance costs of $38.5 million; and (iii) a decrease to long-term debt of $49.2 million. At this time, no assumptions have been made regarding the fair value of property, plant and equipment until detailed valuation appraisals are prepared.

(l)	Reflects the transfer by TRC of its acquired 100% interest in Atlas Pipeline Partners GP, LLC, which was obtained through the ATLS and APL acquisitions.

(m)	Reflects redemption of Class E Perpetual Preferred units, which had a book value of $121.9 million at September 30, 2014, for $126.5 million, which represents their redemption price of $25.00 per unit.

(n)	The following table reflects the estimated sources and uses of cash for the acquisition:

Sources:
Proceeds from long-term debt:
Borrowings under existing TRP Revolver (1)	$482.3

Total sources of cash	$482.3

Uses:
Redemption of Class E Preferred Units at $25.00 per unit redemption price	$(126.5)
Cash payment to APL unitholders ($1.26 per unit multiplied by 101.0 million units at September 30, 2014)	(127.2)
Change of control payments	(28.6)
Payoff of APL Revolver Borrowings as of September 30, 2014.	(200.0)

Total uses of cash	$(482.3)

(1)	Borrowings under the variable rate Senior Secured Credit Facility Due October 3, 2017 (the “TRP Revolver”)

(o)	Reflects the accrual of estimated acquisition-related transaction costs including legal, accounting, banking and other fees that are directly attributable to the transaction. The allocation of costs to the general partners is based on the 2% general partnership interest.

(p)	Reflects the elimination of APL’s historical goodwill, the elimination of the impact of the impairment of goodwill on the statement of operations for the year ended December 31, 2013.

(q)	Reflects the elimination in consolidation of the owners’ equity impact of the Partnership pro forma adjustments.

(r)	Reflects the elimination of third party transactions between the Partnership and APL, which are intercompany transactions on a pro forma basis. Amounts are less than $50 thousand for both periods presented.

(s)	Reflects the change in depreciation expense over the periods presented as a result of the acquisition.

	Estimated Book Value	Useful Lives (in years) (1)
Property, plant and equipment	$3,132.8	30

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Reversal of depreciation recorded at APL	$(87.2)	$(99.7)
Depreciation expense based on the book value	78.3	104.4

	$(8.9)	$4.7

(1)	For purposes of these pro forma financial statements, TRC has utilized the straight-line depreciation method and assumed an estimated useful life of 30 years for plant, property and equipment. TRC will subsequently determine the depreciation methods and estimated useful lives of the tangible assets of this acquisition. A five year change in estimated useful lives of depreciable tangible assets would result in a change to revised pro forma straight-line depreciation expense for the year ended December 31, 2013 as shown in the table below:

	Useful Lives
	25 Years	35 Years
Increase (decrease) in depreciation of property, plant and equipment
Year ended December 31, 2013	$20.9	$(14.9)

(t)	Reflects the difference between the historical balances of APL’s intangible assets, net, and the preliminary estimate of intangible assets acquired in connection with the acquisition. Additionally, reflects the change in amortization expense over the periods presented.

	Estimated New Book Value	Useful Lives (in years) (1)
Intangibles	$3,233.7	20

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Reversal of amortization recorded at APL	$(61.5)	$(68.9)
Amortization expense based on the new book value	121.3	161.7

	$59.8	$92.8

(1)	For purposes of these pro forma financial statements, TRC has utilized the straight-line amortization method and assumed an estimated useful life of 20 years for intangible assets, which is consistent with the useful lives of the Partnership’s existing intangible assets. TRC will subsequently determine the amortization method and estimated useful lives of the intangible assets of this acquisition. A five year change in estimated useful lives of definite-lived amortizable intangible assets would result in a change to revised pro forma straight-line amortization expense for the year ended December 31, 2013 as shown in the table below:

	Useful Lives
	15 Years	25 Years
Increase (decrease) in amortization of intangible assets
Year ended December 31, 2013	$53.9	$(32.3)

(u)	Reflects the elimination of $3.8 million for the nine months ended September 30, 2014 and $5.0 million for the year ended December 31, 2013 for compensation reimbursements to ATLS for executives not part of the acquired company. The financial effect and timing of the elimination of costs are certain. The allocation of general and administrative expenses from TRC to the Partnership is not expected to be materially impacted by the merger, as the Partnership already receives a full allocation of similar executive stewardship costs, which would not change due to the APL acquisition.

(v)

Reflects the estimated stock-based compensation expense related to the fair value of the unvested portion of replacement Partnership LTIP awards to be issued in connection with the acquisition to APL Phantom unitholders who will continue to provide service as Targa employees. The compensation expense is recognized over the estimated remaining vesting periods and replaces the historical stock-based compensation expense recorded by APL for Phantom Units. Additionally, reflects the incremental estimated stock-based compensation expense related to the fair value of the unvested portion of replacement TRC restricted stock awards to be issued in connection with the acquisition to ATLS Phantom unitholders and unvested ATLS option holders who will continue to provide service as Targa employees. These costs are passed to the Partnership through Targa’s general and administrative allocation process.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
APL Phantom Unit Expense	$(19.2)	$(19.3)
TRP LTIP Estimated Expense	4.3	10.0

	(14.9)	(9.3)
Incremental TRC stock-based compensation expense allocated to the Partnership (see note f)	(6.5)	(0.1)

	$(21.4)	$(9.4)

(w)	APL sold its 20% interest in West Texas LPG Pipeline Limited Partnership (“WTLPG”) in May 2014. These adjustments reflect the elimination of the Gain on Sale of WTLPG in 2014, as well as the equity earnings of WTLPG in 2014 and 2013.

(x)	Reflects additional interest expense on net borrowings under the TRP Revolver in connection with the acquisition, at historical weighted average rates for the revolving credit facilities:

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Pro forma interest expense:
Interest expense on the TRP Revolver (2.0% for 2014 and 2.4% for 2013; principal of $482.3 million)	$7.2	$11.6
Less: Interest expense on the APL Revolver (2.7% for 2014 and 4.0% for 2013; principal of $200.0 million)	(4.1)	(8.0)
Less: Amortization of debt issue costs written off in purchase accounting	(5.5)	(7.0)
Amortization of discount implied by fair value adjustment to debt of $49.2 million over terms of Senior Notes	4.5	5.9

Pro forma interest expense adjustments for the acquisition	$2.1	$2.5

A  1⁄8 percent variance in the interest rates for the TRP Revolver would have increased or decreased pro forma interest expense by $0.5 million for the nine months ended September 30, 2014 and $0.6 million for the year ended December 31, 2013.

Note 5—Additional Pro Forma Information

On May 7, 2013, APL acquired 100% of the equity interests of TEAK Midstream, LLC (“TEAK”), which was a significant business combination for APL. The following information presents the incremental immaterial impact of the acquisition of TEAK on the results of APL (as adjusted further for TRP’s financing and equity structure) on a pro forma basis, as if the acquisition had occurred on January 1, 2013:

For the period from January 1 to May 7, 2013
Revenues	$36.1
Costs and expenses:
Product purchases	(26.8)
Operating expenses	(3.9)
General and administrative expense	(1.6)
Equity loss	(2.7)
Gain on asset sale	0.3

Net income to limited partners and general partner	$1.4

REMAINCO

CONSOLIDATED BALANCE SHEETS

(in thousands)

(Unaudited)

	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$10,712	$12,876
Accounts receivable	253,830	219,297
Current portion of derivative assets	8,017	174
Prepaid expenses and other	24,481	17,431

Total current assets	297,040	249,778
Property, plant and equipment, net	3,132,810	2,724,192
Goodwill	365,763	368,572
Intangible assets, net	614,817	696,271
Equity method investment in joint ventures	180,602	248,301
Long-term portion of derivative assets	6,138	2,270
Other assets, net	48,652	50,298

Total assets	$4,645,822	$4,339,682

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$1,174	$1,424
Accounts payable – affiliates	5,473	2,912
Accounts payable	101,659	79,051
Accrued liabilities	73,000	50,662
Accrued interest payable	13,620	26,753
Current portion of derivative liabilities	—	11,244
Accrued producer liabilities	188,994	152,309

Total current liabilities	383,920	324,355
Long-term portion of derivative liabilities	—	320
Long-term debt, less current portion	1,842,293	1,795,661
Deferred income taxes, net	31,771	33,290
Other long-term liabilities	7,362	7,815
Commitments and contingencies
Equity:
ATLS Common limited partner’s interest	(6,369)	3,875

Total partners’ capital	(6,369)	3,875
Non-controlling interest	2,386,845	2,174,366

Total equity	2,380,476	2,178,241

Total liabilities and equity	$4,645,822	$4,339,682

See accompanying notes to consolidated financial statements

REMAINCO

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit data)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Revenue:
Natural gas and liquids sales	$2,004,567	$1,410,797
Transportation, processing and other fees – third parties	142,847	116,534
Transportation, processing and other fees – affiliates	211	222
Derivative gain (loss), net	9,117	(9,493)
Other income, net	18,413	8,662

Total revenues	2,175,155	1,526,722

Costs and expenses:
Natural gas and liquids cost of sales	1,742,801	1,213,320
Operating expenses	81,948	71,435
General and administrative	83,341	60,074
Compensation reimbursement – affiliates	3,750	3,750
Other expenses	16	19,585
Depreciation and amortization	148,632	127,921
Interest	74,342	67,150

Total costs and expenses	2,134,830	1,563,235

Equity loss in joint ventures	(10,464)	(314)
Gain (loss) on asset dispositions	47,829	(1,519)
Loss on early extinguishment of debt	—	(26,601)

Income (loss) before tax	77,690	(64,947)
Income tax benefit	(1,519)	(854)

Net income (loss)	79,209	(64,093)
(Income) loss attributable to non-controlling interests	(97,677)	46,578

Net loss attributable to common limited partners	$(18,468)	$(17,515)

Net loss attributable to common limited partners per unit:
Basic and Diluted	$(0.36)	$(0.34)

Weighted average common limited partner units outstanding:
Basic and Diluted	51,765	51,380

See accompanying notes to consolidated financial statements

REMAINCO

CONSOLIDATED STATEMENT OF EQUITY

(in thousands, except unit data)

(Unaudited)

	Common Limited Partners’ Capital		Non- Controlling Interest	Total Partners’ Capital
	Units	Amount
Balance January 1, 2014	51,413,564	$3,875	$2,174,366	$2,178,241
Distributions to non-controlling interests	—	—	(148,539)	(148,539)
Contributions from Atlas Pipeline Partners, L.P.’s non-controlling interests	—	—	10,680	10,680
Net issued and unissued units under incentive plans	535,521	29,181	17,343	46,524
Distributions paid to common limited partners	—	(72,981)	—	(72,981)
Distribution equivalent rights paid on unissued units under incentive plans	—	(3,678)	(3,143)	(6,821)
Distributions payable	—	—	(2,609)	(2,609)
Gain on sale of subsidiary unit issuances	—	2,787	(2,787)	—
Non-controlling interests’ capital contributions	—	—	243,857	243,857
Net investment from Atlas Energy	—	52,915	—	52,915
Net income (loss)	—	(18,468)	97,677	79,209

Balance at September 30, 2014	51,949,085	$(6,369)	$2,386,845	$2,380,476

See accompanying notes to consolidated financial statements

REMAINCO

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$79,209	$(64,093)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	148,632	127,921
Amortization of deferred financing costs	6,066	5,368
Non-cash compensation expense	50,136	30,940
(Gain) loss on asset sales and disposal	(47,829)	1,519
Deferred income tax benefit	(1,519)	(854)
Distributions paid to non-controlling interests	(148,539)	(122,122)
Loss on early extinguishment of debt	—	26,601
Equity loss in unconsolidated companies	10,464	314
Distributions received from unconsolidated companies	5,264	5,400
Changes in operating assets and liabilities:
Accounts receivable, prepaid expenses and other	(63,372)	(69,602)
Accounts payable and accrued liabilities	42,043	85,847

Net cash provided by operating activities	80,555	27,239

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(473,147)	(327,861)
Net cash paid for acquisition	—	(1,000,785)
Net proceeds from asset sales and disposal	130,966	—
Investment in joint ventures	(7,908)	(9,813)
Other	(108)	(3,677)

Net cash used in investing activities	(350,197)	(1,342,136)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under Atlas Pipeline Partners, L.P. credit facilities	838,500	979,000
Repayments under Atlas Pipeline Partners, L.P. credit facilities	(791,175)	(1,172,000)
Net proceeds from Atlas Pipeline Partners, L.P. equity offerings	243,857	888,887
Net proceeds from issuance of long-term debt	—	1,114,994
Repayments of long-term debt	—	(365,822)
Distributions paid to unitholders	(72,981)	(53,949)
Contributions from non-controlling interests	10,680	8,277
Premium paid on retirement of Atlas Pipeline Partners, L.P. long-term debt	—	(25,581)
Net investment from (distribution to) Atlas Energy, L.P.	52,915	(21,791)
Deferred financing costs, distribution equivalent rights and other	(14,318)	(22,699)

Net cash provided by financing activities	267,478	1,329,316

Net change in cash and cash equivalents	(2,164)	14,419
Cash and cash equivalents, beginning of year	12,876	13,510

Cash and cash equivalents, end of period	$10,712	$27,929

See accompanying notes to consolidated financial statements

REMAINCO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

On October 13, 2014, Atlas Energy, L.P. (“Atlas Energy”; NYSE: ATLS) and Atlas Pipeline Partners, L.P. (“APL”; NYSE: APL), both publicly-traded Delaware master-limited partnerships, announced their respective entries into definitive merger agreements with Targa Resources Corp. (“TRC”; NYSE: TRGP) and Targa Resources Partners, L.P. (“TRP”; NYSE: NGLS), whereby Atlas Energy and APL would merge into TRC and TRP, respectively. In connection with the merger agreements, the board of directors of Atlas Energy also intends to transfer all of its interests not related to APL to Atlas Energy Group, LLC (“SpinCo”). Subsequent to the formation of SpinCo, Atlas Energy’s remaining operations will consist solely of its interests in APL, including its 2.0% general partner interest, ownership of all of the incentive distribution rights, and 5,754,253 common limited partner units, which represented an approximate 5.5% limited partner interest at September 30, 2014 (“RemainCo”).

The accompanying consolidated financial statements present the assets, liabilities, revenues and expenses of (1) Atlas Energy, excluding those to be transferred to SpinCo, and (2) APL.

The transfer of assets to SpinCo is contingent upon the execution of Atlas Energy’s and APL’s merger agreements with TRC and TRP.

APL is engaged in gathering, processing and treating of natural gas in the mid-continent and southwestern regions of the United States; natural gas gathering services in the Appalachian Basin in the northeastern region of the United States; and the transportation of NGLs in the southwestern region of the United States.

The accompanying consolidated financial statements, which are unaudited, except the balance sheet dated December 31, 2013, which is derived from audited financial statements, are presented in accordance with accounting principles generally accepted in the United States for interim reporting. The accompanying consolidated financial statements and notes thereto do not include all disclosures normally made in annual audited financial statements contained. In management’s opinion, all adjustments necessary for a fair presentation of RemainCo’s financial position, results of operations and cash flows for the periods disclosed have been made. These interim consolidated financial statements should be read in conjunction with RemainCo’s audited financial statements and notes thereto for the year ended December 31, 2013. The results of operations for the nine month period ended September 30, 2014 may not necessarily be indicative of the results of operations for the full year ending December 31, 2014.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In addition to matters discussed further within this note, a more thorough discussion of RemainCo’s significant accounting policies is included in its audited consolidated financial statements and notes thereto for the year ended December 31, 2013.

Principles of Consolidation

The consolidated balance sheets at September 30, 2014 and December 31, 2013 and the related consolidated statements of operations for the nine months ended September 30, 2014 and 2013 were derived from the separate records maintained by Atlas Energy and may not necessarily be indicative of the conditions that would have existed or the results of operations if RemainCo had been operated as an unaffiliated entity. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheets and related consolidated statements of operations. Such estimates included allocations made from the historical accounting records of Atlas Energy, based on management’s best estimates, in order to derive the financial statements of RemainCo. Actual balances and results could be different from those estimates. Transactions between RemainCo and other Atlas Energy operations have been identified in the consolidated financial statements as transactions between affiliates.

RemainCo consolidates the financial statements of APL into its consolidated financial statements rather than present its ownership interest as an equity investment, as RemainCo will control APL through its general partnership interests therein. As such, the non-controlling interests in APL are reflected as (income) loss attributable to non-controlling interests in its consolidated statements of operations and as a component of equity on its consolidated balance sheets. All material intercompany transactions have been eliminated.

RemainCo’s consolidated financial statements include APL’s 95% interest in joint ventures, which individually own a 100% interest in the WestOK natural gas gathering system and processing plants and a 72.8% undivided interest in the WestTX natural gas gathering system and processing plants. These joint ventures have a $1.9 billion note receivable from the holder of the non-controlling interest in the joint ventures, which is reflected within non-controlling interests on RemainCo’s consolidated balance sheets.

RemainCo’s consolidated financial statements also include APL’s 60% interest in Centrahoma Processing LLC (“Centrahoma”). The remaining 40% ownership interest is held by MarkWest Oklahoma Gas Company LLC (“MarkWest”), a wholly-owned subsidiary of MarkWest Energy Partners, L.P. (NYSE: MWE).

RemainCo consolidates 100% of these joint ventures and reflects the non-controlling interest in the joint ventures on its statements of operations. RemainCo also reflects the non-controlling interest in the net assets of the joint venture as a component of equity on its consolidated balance sheets.

The WestTX joint venture has a 72.8% undivided joint interest in the WestTX system, of which the remaining 27.2% interest is owned by Pioneer Natural Resources Company (NYSE: PXD) (“Pioneer”). Due to the ownership of the WestTX system being in the form of an undivided interest, the WestTX joint venture proportionally consolidates its 72.8% ownership interest in the assets and liabilities and operating results of the WestTX system.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and all other changes in the equity of a business during a period from transactions and other events and circumstances from non-owner sources that, under GAAP, have not been recognized in the calculation of net income (loss). These changes, other than net income (loss), are referred to as “other comprehensive income (loss).” RemainCo does not have any type of transaction that would be included within other comprehensive income (loss), thus comprehensive income (loss) is equal to net income (loss).

General and Administrative Expenses

For the nine months ended September 30, 2014 and 2013, Atlas Energy has allocated $32.7 million and $19.6 million, respectively, of its historical general and administrative expenses to RemainCo according to the amounts associated with the management of RemainCo’s operations, including the Atlas Energy long-term incentive plan (see Note 15). RemainCo has reviewed Atlas Energy’s general and administrative expense allocation methodology and believes the methodology is reasonable and reflects the approximate general and administrative costs of the management of its operations.

Interest Expense

For the nine months ended September 30, 2014 and 2013, Atlas Energy has allocated $5.1 million and $1.5 million, respectively, of its historical interest expense to RemainCo according to the amounts associated with the financing of RemainCo’s operations. RemainCo has reviewed Atlas Energy’s interest expense allocation methodology and believes the methodology is reasonable and reflects the approximate interest expense associated with the management of its operations.

Revenue Recognition

RemainCo’s revenue primarily consists of APL’s sales of natural gas and NGLs along with the fees earned from APL’s gathering, processing, treating and transportation operations. APL accrues unbilled revenue and the related purchase costs due to timing differences between the delivery of natural gas, NGLs, and condensate and the receipt of a delivery statement. This revenue is recorded based upon volumetric data from APL’s records and management estimates of the related gathering and compression fees and applicable product prices. RemainCo had unbilled revenues at September 30, 2014 and December 31, 2013 of $181.3 million and $134.9 million, respectively, which are included in accounts receivable within its consolidated balance sheets.

Cash and Cash Equivalents

RemainCo considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of temporary investments of cash in short-term money market instruments. Checks outstanding at the end of a period that exceed available cash balances held at the bank are considered to be book overdrafts and are reclassified to accounts payable. At September 30, 2014 and December 31, 2013, RemainCo reclassified the balances related to book overdrafts of $11.1 million and $28.8 million, respectively, from cash and cash equivalents to accounts payable on RemainCo’s consolidated balance sheets.

Net Income (Loss) Per Common Unit

Basic net income (loss) attributable to common limited partners per unit is computed by dividing net income (loss) attributable to common limited partners, which is determined after the deduction of net income attributable to participating securities, if applicable, by the weighted average number of common limited partner units outstanding during the period.

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per unit pursuant to the two-class method. Atlas Energy’s phantom unit awards, which consist of common units issuable under the terms of its long-term incentive plans and incentive compensation agreements (see Note 15), contain non-forfeitable rights to distribution equivalents of Atlas Energy. The participation rights result in a non-contingent transfer of value each time Atlas Energy declares a distribution or distribution equivalent right during the award’s vesting period. However, unless the contractual terms of the participating securities require the holders to share in the losses of the entity, net loss is not allocated to the participating securities. As such, the net income utilized in the calculation of net income (loss) per unit must be after the allocation of only net income to the phantom units on a pro-rata basis.

The following is a reconciliation of net income (loss) allocated to the common limited partners for purposes of calculating net income (loss) attributable to common limited partners per unit (in thousands, except unit data):

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2014	2013
Continuing Operations:
Net income (loss)	$79,209	$(64,093)
Loss (income) attributable to non-controlling interests	(97,677)	46,578

Net loss attributable to common limited partners	(18,468)	(17,515)
Less: Net income attributable to participating securities – phantom units(1)	—	—

Net loss utilized in the calculation of net loss attributable to common limited partners per unit	$(18,468)	$(17,515)

(1)	Net income attributable to common limited partners’ ownership interests is allocated to the phantom units on a pro-rata basis (weighted average phantom units outstanding as a percentage of the sum of the weighted average phantom units and common limited partner units outstanding). For the nine months ended September 30, 2014 and 2013, net loss attributable to common limited partners’ ownership interest is not allocated to approximately 2,673,000 and 2,271,000 phantom units, respectively, because the contractual terms of the phantom units as participating securities do not require the holders to share in the losses of the entity.

Diluted net income (loss) attributable to common limited partners per unit is calculated by dividing net income (loss) attributable to common limited partners, less income allocable to participating securities, by the sum of the weighted average number of common limited partner units outstanding and the dilutive effect of unit option awards, as calculated by the treasury stock method. Unit options consist of common units issuable upon payment of an exercise price by the participant under the terms of Atlas Energy’s long-term incentive plans (see Note 15).

The following table sets forth the reconciliation of Atlas Energy’s weighted average number of common limited partner units used to compute basic net income (loss) attributable to common limited partners per unit with those used to compute diluted net income (loss) attributable to common limited partners per unit (in thousands):

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2014	2013
Weighted average number of common limited partners per unit—basic	51,765	51,380
Add effect of dilutive incentive awards(1)	—	—

Weighted average number of common limited partners per unit—diluted	51,765	51,380

(1)	For the nine months ended September 30, 2014 and 2013, approximately 4,417,000 units and 3,963,000 units, respectively, were excluded from the computation of diluted earnings attributable to common limited partners per unit because the inclusion of such units would have been anti-dilutive.

Recently Adopted Accounting Standards

In July 2013, the FASB issued Accounting Standard Update (“ASU”) 2013-11, “Income Taxes (Topic 740) –Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which, among other changes, requires an entity to present an unrecognized tax benefit as a liability and not net with deferred tax assets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes under the tax law of the applicable jurisdiction that would result from the disallowance of a tax position or when the tax law of the applicable tax jurisdiction does not require, and the entity does not intend to, use the deferred tax asset for such purpose. These requirements are effective for interim and annual reporting periods beginning after December 15, 2013. These amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. RemainCo applied these requirements upon the adoption of ASU 2013-11 on January 1, 2014. The application had no material impact on RemainCo’s financial position or results of operations.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 will supersede the revenue recognition requirements in Topic 605 “Revenue Recognition”, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The amendments in ASU 2014-09 are effective for interim and annual reporting periods beginning after December 15, 2016. Early application is not permitted. An entity should apply the amendments in this ASU using one of the following methods: (1) retrospectively to each prior reporting period presented, or (2) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

These requirements will be applied upon the application of ASU 2014-09 on January 1, 2017. RemainCo is currently in the process of evaluating which method to use for application of ASU 2014-09 and is still determining the impacts of ASU 2014-09 on its financial position, results of operations and disclosures.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in ASU 2014-15 are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. RemainCo plans on applying the new standard for the annual period ending December 31, 2016. RemainCo does not expect the new standard to have an impact on its disclosures.

NOTE 3 – ACQUISITIONS

On May 7, 2013, APL completed the acquisition of 100% of the equity interests of TEAK Midstream, LLC (“TEAK”) for $974.7 million in cash, including final purchase price adjustments, less cash received (the “TEAK Acquisition”). The assets of these companies include gas gathering and processing facilities in Texas. The acquisition included a 75% interest in T2 LaSalle Gathering Company L.L.C. (“T2 LaSalle”); a 50% interest in T2 Eagle Ford Gathering Company L.L.C. (“T2 Eagle Ford”); and a 50% interest in T2 EF Cogeneration Holdings L.L.C. (“T2 Co-Gen” and together with T2 Eagle Ford and T2 LaSalle, the “T2 Joint Ventures”).

APL accounted for this transaction as a business combination. Accordingly, APL evaluated the identifiable assets acquired and liabilities assumed at their acquisition date fair values. The following table presents the values assigned to the assets acquired and liabilities assumed in the TEAK Acquisition, based on their final estimated fair values at the date of the acquisition (in thousands):

Cash	$8,074
Accounts receivable	11,055
Prepaid expenses and other	1,626
Property, plant and equipment	197,683
Intangible assets	430,000
Goodwill	186,050
Equity method investment in joint ventures	184,327

Total assets acquired	1,018,815

Accounts payable and accrued liabilities	(34,995)
Other long term liabilities	(1,075)

Total liabilities acquired	(36,070)

Net assets acquired	982,745
Less cash received	(8,074)

Net cash paid for acquisition	$974,671

NOTE 4 – EQUITY METHOD INVESTMENTS

West Texas LPG Pipeline Limited Partnership

On May 14, 2014, APL completed the sale of two indirect subsidiaries, which held an aggregate 20% interest in West Texas LPG Pipeline Limited Partnership (“WTLPG”), to a subsidiary of Martin Midstream Partners LP (NYSE: MMLP). APL received $131.0 million in proceeds, net of selling costs and final working capital adjustments, which were used to pay down its revolving credit facility (see Note 13). As a result of the sale, RemainCo recorded a $47.8 million gain on asset dispositions on its consolidated statements of operations for the nine months ended September 30, 2014.

WTLPG owns a common-carrier pipeline system that transports NGLs from New Mexico and Texas to Mont Belvieu, Texas for fractionation. WTLPG is operated by Chevron Pipeline Company, an affiliate of Chevron Corporation, a Delaware corporation (NYSE: CVX), which owns the remaining 80% interest. Prior to the sale of WTLPG, RemainCo accounted for its subsidiaries’ ownership interest in WTLPG under the equity method of accounting, with recognition of income of WTLPG as equity income in joint ventures on its consolidated statements of operations.

T2 Joint Ventures

On May 7, 2013, APL acquired a 75% interest in T2 LaSalle, a 50% interest in T2 Eagle Ford and a 50% interest in T2 EF Co-Gen as part of the TEAK Acquisition (see Note 3). The T2 Joint Ventures are operated by a subsidiary of Southcross Holdings, L.P. (“Southcross”), the investor owning the remaining interests. The T2 Joint Ventures were formed to provide services for the benefit of the joint interest owners. The T2 Joint Ventures have capacity lease agreements with the joint interest owners, which cover the costs of operations of the T2 Joint Ventures. APL accounts for its investments in the joint ventures under the equity method of accounting.

APL evaluated whether the T2 Joint Ventures should be subject to consolidation. The T2 Joint Ventures do meet the qualifications of a VIE, but APL does not meet the qualifications as the primary beneficiary. Even though APL owns a 50% or greater interest in the T2 Joint Ventures, it does not have controlling financial interests in these entities. Since APL shares equal management rights with Southcross, and Southcross is the operator of the T2 Joint Ventures, APL determined that it is not the primary beneficiary of the VIEs and should not consolidate the T2 Joint Ventures. APL accounts for its investment in the T2 Joint Ventures under the equity method, since it does not have a controlling financial interest, but does have a significant influence. APL’s maximum exposure to loss as a result of its involvement with the VIEs includes its equity investment, any additional capital contribution commitments and APL’s share of any approved operating expenses incurred by the VIEs.

The following table presents the value of APL’s equity method investments in joint ventures as of September 30, 2014 and December 31, 2013 (in thousands):

	September 30, 2014	December 31, 2013
WTLPG	$—	$85,790
T2 LaSalle	56,449	50,534
T2 Eagle Ford	110,845	97,437
T2 EF Co-Gen	13,308	14,540

Equity method investment in joint ventures	$180,602	$248,301

The following table presents APL’s equity loss in joint ventures for the nine months ended September 30, 2014 and 2013 (in thousands):

	Nine Months Ended September 30,
	2014	2013
WTLPG	$2,611	$5,116
T2 LaSalle	(3,724)	(2,162)
T2 Eagle Ford	(7,349)	(2,198)
T2 EF Co-Gen	(2,002)	(1,070)

Equity loss in joint ventures	$(10,464)	$(314)

NOTE 5 – EQUITY

APL Common Units

On May 12, 2014, APL entered into an Equity Distribution Agreement (the “2014 EDA”) with Citigroup Global Markets Inc. (“Citigroup”), Wells Fargo Securities, LLC and MLV & Co. LLC, as sales agents. Pursuant to the 2014 EDA, APL may offer and sell from time to time through its sales agents, common units having an aggregate value up to $250.0 million. Sales are at market prices prevailing at the time of the sale.

In November 2012, APL entered into an Equity Distribution Agreement (the “2012 EDA” and together, with the 2014 EDA, the “EDAs”) with Citigroup. Pursuant to this program, APL offered and sold through Citigroup, as its sales agent, common units for $150.0 million. APL used the full capacity under the 2012 EDA during the year ended 2013.

During the nine months ended September 30, 2014 and 2013, APL issued 3,558,005 and 2,863,080 common units, respectively, under the EDAs for net proceeds of $121.6 million and $102.7 million, respectively, net of $1.2 million and $2.1 million, respectively, in commissions paid to the sales agents. APL also received capital contributions from Atlas Energy of $2.5 million and $2.1 million, respectively, during the nine months ended September 30, 2014 and 2013, to maintain its 2.0% general partner interest in APL. The net proceeds from the common unit offerings were utilized for general partnership purposes.

For the nine months ended September 30, 2014, in connection with the issuance of APL’s common units, RemainCo recorded a $2.8 million gain within partners’ capital and a corresponding decrease in non-controlling interests on its consolidated balance sheet and consolidated statement of partner’s capital. At December 31, 2013, in connection with the issuance of APL’s common units, RemainCo recorded an $11.9 million gain within partners’ capital and a corresponding decrease in non-controlling interests on its consolidated balance sheet and consolidated statement of partners’ capital.

Cash Distributions

APL is required to distribute, within 45 days after the end of each quarter, all its available cash (as defined in its partnership agreement) for that quarter to its common unitholders (subject to the rights of any other class or series of APL’s securities with the right to share in APL’s cash distributions) and to RemainCo as general partner. If common unit distributions in any quarter exceed specified target levels, RemainCo will receive between 15% and 50% of such distributions in excess of the specified target levels, including its 2.0% interest. RemainCo, which holds all the incentive distribution rights in APL, has agreed to allocate up to $3.75 million of its incentive distribution rights per quarter back to APL after RemainCo receives an initial $7.0 million per quarter pursuant to its incentive distribution rights.

Common unit and general partner distributions declared by APL for quarters ending from March 31, 2013 through June 30, 2014 were as follows:

For Quarter Ended	Date Cash Distribution Paid	Cash Distribution Per Common Limited Partner Unit	Total Cash Distribution to Common Limited Partners (in thousands)	Total Cash Distribution to the General Partner (in thousands)
March 31, 2013	May 15, 2013	$0.59	$45,382	$3,980
June 30, 2013	August 14, 2013	0.62	48,165	5,875
September 30, 2013	November 14, 2013	0.62	49,298	6,013
December 31, 2013	February 14, 2014	0.62	49,969	6,095
March 31, 2014	May 15, 2014	0.62	49,998	6,099
June 30, 2014	August 14, 2014	0.63	51,781	7,055

On October 28, 2014, APL declared a cash distribution of $0.64 per unit on its outstanding common limited partner units, representing the cash distribution for the quarter ended September 30, 2014. The $62.2 million distribution, including $8.1 million to the general partner for its general partner interest and incentive distribution rights, will be paid on November 14, 2014 to unitholders of record at the close of business on November 10, 2014.

Class D Preferred Units

APL’s Class D Preferred Units are presented combined with a net $27.4 million unaccreted beneficial conversion discount on RemainCo’s consolidated balance sheet as of September 30, 2014. RemainCo recorded $34.1 million and $18.1 million for the nine months ended September 30, 2014 and 2013, respectively, within net income attributable to non-controlling interest on RemainCo’s consolidated statements of operations to recognize the accretion of the beneficial conversion discount.

The Class D Preferred Units received distributions of additional Class D Preferred Units for the first four full quarterly periods following their issuance in May 2013, and, thereafter, will continue to receive distributions in Class D Preferred Units, cash or a combination of Class D Preferred Units and cash, at the discretion of the general partner. RemainCo recorded Class D Preferred Unit distributions in kind of $31.5 million and $14.4 million for the nine months ended September 30, 2014 and 2013, respectively, within net income attributable to non-controlling interest on RemainCo’s consolidated statements of operations. APL distributed 875,207 and

138,598 Class D Preferred Units during the nine months ended September 30, 2014 and 2013, respectively, to the holders of the Class D Preferred Units. RemainCo considers preferred unit distributions paid in kind to be a non-cash financing activity.

On October 28, 2014, APL declared a cash distribution of $0.64 per unit on its outstanding common limited partner units, representing the cash distribution for the quarter ended September 30, 2014. In addition, distributions for the Class D Preferred Units will be paid in kind for the quarter ended September 30, 2014. Accordingly, on November 14, 2014, APL will issue approximately 321,000 Class D Preferred Units as a preferred unit distribution in kind for the quarter ended September 30, 2014 to the preferred unitholders of record at the close of business on November 10, 2014.

Class E Preferred Units

On March 17, 2014, APL issued 5,060,000 of its Class E Preferred Units to the public at an offering price of $25.00 per Class E Preferred Unit. APL received $122.3 million in net proceeds. The proceeds were used to pay down its revolving credit facility.

APL will make cumulative cash distributions on the Class E Preferred Units from the date of original issue. The cash distributions are payable quarterly in arrears on January 15, April 15, July 15, and October 15 of each year, when, and if, declared by the board of directors. The initial distribution on the Class E Preferred Units was paid on July 15, 2014 in an amount equal to $0.67604 per unit, or approximately $3.4 million, representing the distribution for the period March 17, 2014 through July 14, 2014. Going forward, APL will pay cumulative distributions in cash on the Class E Preferred Units on a quarterly basis at a rate of $0.515625 per unit, or 8.25% per year. On October 15, 2014, APL paid a cash distribution of $2.6 million on its outstanding Class E Preferred Units, representing the cash distribution for the period from July 15, 2014 through October 14, 2014. For the nine months ended September 30, 2014, APL allocated net income of $5.6 million to the Class E Preferred Units for the dividends earned during the period, which was recorded within net income attributable to non-controlling interest on RemainCo’s consolidated statements of operations.

At any time on or after March 17, 2019, or in the event of a liquidation or certain changes of control, APL may redeem the Class E Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions on the date of redemption, whether or not declared. If APL does not exercise this redemption right upon a change of control, then the holders of the Class E Preferred Units will have the option to convert their Class E Preferred Units into a number of APL’s common units, as set forth in the Certificate of Designation relating to the Class E Preferred Units.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment, including leased property and equipment meeting capital lease criteria (see Note 13) (in thousands):

	September 30, 2014	December 31, 2013	Estimated Useful Lives in Years
Pipelines, processing and compression facilities	$3,377,946	$2,885,303	2 – 40
Rights of way	205,914	203,136	40
Buildings	10,447	10,291	40
Furniture and equipment	13,884	13,800	3 – 7
Other	15,165	15,805	3 – 10

	3,623,356	3,128,335
Less – accumulated depreciation	(490,546)	(404,143)

	$3,132,810	$2,724,192

RemainCo recorded depreciation expense on property, plant and equipment, including capital lease arrangements (see Note 13), of $87.2 million and $73.7 million for the nine months ended September 30, 2014 and 2013, respectively, on its consolidated statements of operations.

APL capitalizes interest on borrowed funds related to capital projects only for periods that activities are in progress to bring these projects to their intended use. The weighted average interest rate used to capitalize interest on borrowed funds was 5.6% and 5.9% for the nine months ended September 30, 2014 and 2013, respectively. The amount of interest capitalized was $9.9 million and $5.3 million for the nine months ended September 30, 2014 and 2013, respectively.

NOTE 7 – GOODWILL AND INTANGIBLE ASSETS

Goodwill is the cost of an acquisition less the fair value of the net identifiable assets of the acquired business. Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component). APL evaluates goodwill for impairment annually, on December 31, for all reporting units, except SouthTX, which is evaluated on April 30. APL tested the SouthTX reporting unit goodwill for impairment as of April 30, 2014. The results indicated the fair value of the SouthTX reporting unit was higher than its carrying value, and thus, goodwill recorded on the SouthTX reporting unit was not impaired as of April 30, 2014. The following table reflects the carrying amounts of goodwill by reporting unit at September 30, 2014 and December 31, 2013 (in thousands):

	September 30,	December 31,
	2014	2013
Carrying amount of goodwill by reporting unit:
Barnett system	$951	$951
SouthOK system	170,381	170,381
SouthTX system	186,050	188,859
WestOK system	8,381	8,381

	$365,763	$368,572

The change in goodwill is related to a $2.8 million decrease in goodwill related to an adjustment of the fair value of assets acquired and liabilities assumed from the TEAK Acquisition (See Note 3). The fair values assigned to the assets acquired in the TEAK Acquisition were finalized during the second quarter 2014. APL expects all goodwill recorded to be deductible for tax purposes.

RemainCo has recorded intangible assets with finite lives in connection with certain of APL’s consummated acquisitions. The following table reflects the components of intangible assets being amortized at September 30, 2014 and December 31, 2013 (in thousands):

	September 30, 2014	December 31, 2013	Estimated Useful Lives In Years
Gross carrying amount:
Customer contracts	$3,419	$3,419	2–10
Customer relationships	867,653	887,653	7–15

	871,072	891,072

Accumulated amortization:
Customer contracts	(1,155)	(779)
Customer relationships	(255,100)	(194,022)

	(256,255)	(194,801)

	September 30, 2014	December 31, 2013
Net carrying amount:
Customer contracts	$2,264	$2,640
Customer relationships	612,553	693,631

Net carrying amount	$614,817	$696,271

The weighted-average amortization period for customer contracts and customer relationships, as of September 30, 2014, is 9.8 years and 11.5 years, respectively. RemainCo recorded amortization expense on APL’s intangible assets of $61.5 million and $54.2 million for the nine months ended September 30, 2014 and 2013, respectively, on its consolidated statements of operations. Amortization expense related to intangible assets is estimated to be as follows for each of the next five calendar years: remainder of 2014 - $18.6 million; 2015 through 2016 - $74.0 million per year; 2017 - $68.0 million; 2018 - $59.5 million.

NOTE 8 – OTHER ASSETS

The following is a summary of other assets (in thousands):

	September 30, 2014	December 31, 2013
Deferred finance costs, net of accumulated amortization of $28,570 and $22,504 at September 30, 2014 and December 31, 2013, respectively	$41,916	$44,931
Security deposits	2,236	5,367
Other long-term receivable	4,500	—

	$48,652	$50,298

Deferred finance costs are recorded at cost and amortized over the term of the respective debt agreement (see Note 13).

During the nine months ended September 30, 2013, APL redeemed all of its outstanding $365.8 million 8.75% unsecured senior notes due June 15, 2018 (“8.75% Senior Notes”) (see Note 13) and recognized $5.3 million of accelerated amortization of deferred financing costs, included in loss on early extinguishment of debt on RemainCo’s consolidated statement of operations. There was no accelerated amortization of deferred financing costs during the nine months ended September 30, 2014. Amortization expense of deferred finance costs, excluding accelerated amortization expense, was $6.1 million and $5.4 million for the nine months ended September 30, 2014 and 2013, respectively, which is recorded within interest expense on RemainCo’s consolidated statements of operations.

NOTE 9 – INCOME TAXES

APL owns APL Arkoma, Inc., a taxable subsidiary. The components of the federal and state income tax benefit of APL’s taxable subsidiary for the nine months ended September 30, 2014 and 2013 are summarized as follows (in thousands):

	Nine Months Ended September 30,
	2014	2013
Income tax benefit:
Federal	$(1,360)	$(765)
State	(159)	(89)

Total income tax benefit	$(1,519)	$(854)

The components of net deferred tax liabilities as of September 30, 2014 and December 31, 2013 consist of the following (in thousands):

	September 30,	December 31,
	2014	2013
Deferred tax assets:
Net operating loss tax carryforwards and alternative minimum tax credits	$16,211	$14,900
Deferred tax liabilities:
Excess of asset carrying value over tax basis	(47,982)	(48,190)

Net deferred tax liabilities	$(31,771)	$(33,290)

As of September 30, 2014, APL had net operating loss carry forwards for federal income tax purposes of approximately $41.9 million, which expire at various dates from 2029 to 2034. Management believes it more likely than not that the deferred tax asset will be fully utilized.

NOTE 10 – DERIVATIVE INSTRUMENTS

APL uses derivative instruments in connection with its commodity price risk management activities. APL uses financial swap and option instruments to hedge its forecasted natural gas, NGLs and condensate sales against the variability in expected future cash flows attributable to changes in market prices. Changes in fair value of derivatives are recognized immediately within derivative gain (loss), net in its consolidated statements of operations. Due to the right of setoff, derivatives are recorded on RemainCo’s consolidated balance sheets as assets or liabilities at fair value on the basis of the net exposure to each counterparty.

The following tables summarize APL’s gross fair values of its derivative instruments, presenting the impact of offsetting derivative assets and liabilities on RemainCo’s consolidated balance sheets for the periods indicated (in thousands):

Offsetting of Derivative Assets

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets Presented in the Consolidated Balance Sheets
As of September 30, 2014:
Current portion of derivative assets	$10,960	$(2,943)	$8,017
Long-term portion of derivative assets	6,647	(509)	6,138

Total derivative assets, net	$17,607	$(3,452)	$14,155

As of December 31, 2013:
Current portion of derivative assets	$1,310	$(1,136)	$174
Long-term portion of derivative assets	5,082	(2,812)	2,270
Current portion of derivative liabilities	1,612	(1,612)	—
Long-term portion of derivative liabilities	949	(949)	—

Total derivative assets, net	$8,953	$(6,509)	$2,444

Offsetting of Derivative Liabilities

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Liabilities Presented in the Consolidated Balance Sheets
As of September 30, 2014:
Current portion of derivative assets	$(2,943)	$2,943	$—
Long-term portion of derivative assets	(509)	509	—

Total derivative liabilities, net	$(3,452)	$3,452	$—

As of December 31, 2013:
Current portion of derivative assets	$(1,136)	$1,136	$—
Long-term portion of derivative assets	(2,812)	2,812	—
Current portion of derivative liabilities	(12,856)	1,612	(11,244)
Long-term portion of derivative liabilities	(1,269)	949	(320)

Total derivative liabilities, net	$(18,073)	$6,509	$(11,564)

The following table summarizes APL’s commodity derivatives as of September 30, 2014, (fair value and volumes in thousands):

Production Period	Commodity	Volumes(1)	Average Fixed Price ($/Volume)	Fair Value(2) Asset/ (Liability)

Sold fixed price swaps
2014	Natural gas	5,350	$4.15	$298
2015	Natural gas	19,810	4.26	4,877
2016	Natural gas	9,300	4.26	1,356
2017	Natural gas	1,800	4.43	106
2014	NGLs	19,278	1.25	(110)
2015	NGLs	71,442	1.22	2,642
2016	NGLs	34,650	1.03	1,476
2017	NGLs	10,080	1.04	565
2014	Crude oil	69	91.71	90
2015	Crude oil	210	90.26	444
2016	Crude oil	30	90.00	110

Total fixed price swaps				11,854

Purchased put options
2014	NGLs	2,520	0.96	26
2015	NGLs	3,150	0.94	111
2014	Crude oil	117	91.57	463
2015	Crude oil	270	89.18	1,712
Sold call options

2014	NGLs	1,260	1.34	—
2015	NGLs	1,260	1.28	(11)

Total options				2,301

Total derivatives				$14,155

(1)	NGL volumes are stated in gallons. Crude oil volumes are stated in barrels. Natural gas volumes are stated in MMBTUs.
(2)	See Note 11 for discussion on fair value methodology.

The following table summarizes the gross effect of APL’s derivative instruments on RemainCo’s consolidated statements of operations for the periods indicated (in thousands):

	For the Nine Months Ended September 30,
	2014	2013
Derivatives not designated as hedges
Gain (loss) recognized in derivative gain (loss), net:
Commodity contract - realized(1)	$(18,983)	$3,573
Commodity contract - unrealized(2)	28,100	(13,066)

Derivative gain (loss), net	$9,117	$(9,493)

(1)	Realized gain (loss) represents the gain or loss incurred when the derivative contract expires and/or is cash settled.
(2)	Unrealized gain (loss) represents the mark-to-market gain (loss) recognized on open derivative contracts, which have not yet settled.

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS

RemainCo uses a valuation framework based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources; whereas, unobservable inputs reflect RemainCo’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into Levels 1, 2 and 3 (see Note 2 “Fair Value of Financial Instruments”).

Derivative Instruments

At September 30, 2014, the valuations for all APL’s derivative contracts are defined as Level 2 assets and liabilities within the same class of nature and risk, with the exception of APL’s NGL fixed price swaps and NGL options, which are defined as Level 3 assets and liabilities within the same class of nature and risk.

APL’s Level 2 commodity derivatives include natural gas and crude oil swaps and options, which are calculated based upon observable market data related to the change in price of the underlying commodity. These swaps and options are calculated by utilizing the New York Mercantile Exchange (“NYMEX”) quoted prices for futures and option contracts traded on NYMEX that coincide with the underlying commodity, expiration period, strike price (if applicable) and pricing formula utilized in the derivative instrument.

Valuations for APL’s NGL options are based on forward price curves developed by financial institutions, and therefore are defined as Level 3. The NGL options are over-the-counter instruments that are not actively traded in an open market, thus APL utilizes the valuations provided by the financial institutions that provide the NGL options for trade. RemainCo tests these valuations for reasonableness through the use of an internal valuation model.

Valuations for APL’s NGL fixed price swaps are based on forward price curves provided by a third party, which APL considers to be Level 3 inputs. The prices are adjusted based upon the relationship between the prices for the product/locations quoted by the third party and the underlying product/locations utilized for the swap contracts, as determined by a regression model of the historical settlement prices for the different product/locations. The regression model is recalculated on a quarterly basis. This adjustment is an unobservable Level 3 input. The NGL fixed price swaps are over-the-counter instruments which are not actively traded in an open market. However, the prices for the underlying products and locations do have a direct correlation to the prices for the products and locations provided by the third party, which are based upon trading activity for the products and locations quoted. A change in the relationship between these prices would have a direct impact upon the unobservable adjustment utilized to calculate the fair value of the NGL fixed price swaps.

The following table represents APL’s derivative assets and liabilities recorded at fair value as of September 30, 2014 and December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
September 30, 2014
Assets
Commodity swaps	$—	$8,166	$7,129	$15,295
Commodity options	—	2,175	137	2,312

Total assets	—	10,341	7,266	17,607

Liabilities
Commodity swaps	—	(885)	(2,556)	(3,441)
Commodity options	—	—	(11)	(11)

Total liabilities	—	(885)	(2,567)	(3,452)

Total derivatives	$—	$9,456	$4,699	$14,155

December 31, 2013
Assets
Commodity swaps	$—	$2,994	$1,412	$4,406
Commodity options	—	4,337	210	4,547

Total assets	—	7,331	1,622	8,953

Liabilities
Commodity swaps	—	(4,695)	(13,378)	(18,073)

Total liabilities	—	(4,695)	(13,378)	(18,073)

Total derivatives	$—	$2,636	$(11,756)	$(9,120)

APL’s Level 3 fair value amount relates to its derivative contracts on NGL fixed price swaps and NGL options. The following table provides a summary of changes in fair value of APL’s Level 3 derivative instruments for the nine months ended September 30, 2014 (in thousands):

	NGL Fixed Price Swaps		NGL Put Options		NGL Call Options		Total
	Gallons	Amount	Gallons	Amount	Gallons	Amount	Amount
Balance – December 31, 2013	130,158	$(11,966)	6,300	$210	—	$—	$(11,756)
New contracts(1)	70,560	—	5,040	200	5,040	(200)	—
Cash settlements from unrealized (gain) loss(2)(3)	(65,268)	9,326	(5,670)	402	(2,520)	(63)	9,665
Net change in unrealized gain (loss)(2)	—	7,213	—	(273)	—	189	7,129
Deferred option premium recognition(3)	—	—	—	(402)	—	63	(339)

Balance – September 30, 2014	135,450	$4,573	5,670	$137	2,520	$(11)	$4,699

(1)	Swaps are entered into with no value on the date of trade. Options include premiums paid, which are included in the value of the derivatives on the date of trade.
(2)	Included within derivative gain (loss), net on RemainCo’s consolidated statements of operations.
(3)	Includes option premium cost reclassified from unrealized gain (loss) to realized gain (loss) at time of option expiration.

The following table provides a summary of the unobservable inputs used in the fair value measurement of APL’s NGL fixed price swaps at September 30, 2014 and December 31, 2013 (in thousands):

	Gallons	Third Party Quotes(1)	Adjustments(2)	Total Amount
As of September 30, 2014
Propane swaps	114,408	$1,403	$—	$1,403
Isobutane swaps	1,260	(174)	109	(65)
Normal butane swaps	1,260	321	31	352
Natural gasoline swaps	18,522	3,787	(904)	2,883

Total NGL swaps – September 30, 2014	135,450	$5,337	$(764)	$4,573

As of December 31, 2013
Propane swaps	100,296	$(10,260)	$—	$(10,260)
Isobutane swaps	6,300	(2,342)	955	(1,387)
Normal butane swaps	7,560	40	322	362
Natural gasoline swaps	16,002	132	(813)	(681)

Total NGL swaps – December 31, 2013	130,158	$(12,430)	$464	$(11,966)

(1)	Based upon the difference between the quoted market price provided by the third party and the fixed price of the swap.
(2)	Product and location basis differentials calculated through the use of a regression model, which compares the difference between the settlement prices for the products and locations quoted by the third party and the settlement prices for the actual products and locations underlying the derivatives, using a three year historical period.

The following table provides a summary of the regression coefficient utilized in the calculation of the unobservable inputs for the Level 3 fair value measurements for APL’s NGL fixed price swaps for the periods indicated (in thousands):

	Level 3 NGL Swap Fair	Adjustment based upon Regression Coefficient
	Value Adjustments	Lower 95%	Upper 95%	Average
As of September 30, 2014:
Isobutane	$109	1.1011	1.1117	1.1064
Normal butane	31	1.0292	1.0329	1.0311
Natural gasoline	(904)	0.9704	0.9738	0.9721

Total Level 3 adjustments – September 30, 2014	$(764)

As of December 31, 2013:
Isobutane	$955	1.1184	1.1284	1.1234
Normal butane	322	1.0341	1.0386	1.0364
Natural gasoline	(813)	0.9727	0.9751	0.9739

Total Level 3 adjustments – December 31, 2013	$464

NGL Linefill

APL had $20.5 million and $14.5 million of NGL linefill at September 30, 2014 and December 31, 2013, respectively, which was included within prepaid expenses and other on RemainCo’s consolidated balance sheets. The NGL linefill represents amounts receivable for NGLs delivered to counterparties, for which the counterparty will pay at a designated later period at a price determined by the then market price. APL’s NGL linefill held by some counterparties will be settled at various periods in the future and is defined as a Level 3 asset, which is valued at fair value using the same forward price curve utilized to value APL’s NGL fixed price swaps. The product/location adjustment based upon the multiple regression analysis, which was included in the value of the linefill, was an increase of $0.1 million and a decrease of $0.4 million as of September 30, 2014 and December 31, 2013, respectively. APL’s NGL linefill held by other counterparties is adjusted on a monthly basis according to the volumes delivered to the counterparties each period and is valued on a first in first out (“FIFO”) basis. During the quarter ended September 30, 2014, the contracts related to this linefill on the WestTX system were revised and the settlement and valuation was converted from a FIFO method to a fair value method.

The following table provides a summary of changes in fair value of APL’s NGL linefill for the nine months ended September 30, 2014 (in thousands):

	Linefill Valued at Market		Linefill Valued on FIFO		Total NGL Linefill
	Gallons	Amount	Gallons	Amount	Gallons	Amount
Balance – December 31, 2013	5,788	$4,738	11,538	$9,778	17,326	$14,516
Deliveries into NGL linefill	1,050	1,013	55,432	35,936	56,482	36,949
NGL linefill sales	—	—	(49,165)	(30,256)	(49,165)	(30,256)
Adjustments for linefill contract revision	10,791	9,134	(10,791)	(9,134)	—	—
Net change in NGL linefill valuation(1)	—	(717)	—	—	—	(717)

Balance – September 30, 2014	17,629	$14,168	7,014	$6,324	24,643	$20,492

(1)	Included within natural gas and liquids sales on RemainCo’s consolidated statements of operations.

Contingent Consideration

In February 2012, APL acquired a gas gathering system and related assets for an initial net purchase price of $19.0 million. APL agreed to pay up to an additional $12.0 million in contingent payments, payable in two equal amounts, if certain volumes are achieved on the acquired gathering system within a specified time period. Sufficient volumes were achieved in December 2012 and APL paid the first contingent payment of $6.0 million in January 2013. As of September 30, 2014, the fair value of the remaining contingent payment resulted in a $6.0 million long term liability, which was recorded within other long term liabilities on RemainCo’s consolidated balance sheets. The range of the undiscounted amount APL could pay related to the remaining contingent payment is between $0.0 and $6.0 million.

Other Financial Instruments

The estimated fair value of APL’s other financial instruments has been determined based upon its assessment of available market information and valuation methodologies. However, these estimates may not necessarily be indicative of the amounts APL could realize upon the sale or refinancing of such financial instruments.

APL’s current assets and liabilities on RemainCo’s consolidated balance sheets, other than the derivatives, NGL linefill and contingent consideration discussed above, are considered to be financial instruments for which the estimated fair values of these instruments approximate their carrying amounts due to their short-term nature and thus are categorized as Level 1 values. The carrying values of outstanding borrowings under APL’s revolving credit facility and Atlas Energy’s term loan facility, both of which bear interest at variable interest rates, approximate their estimated fair values and thus are categorized as Level 1 values. The estimated fair value of APL’s Senior Notes (see Note 13) is based upon the market approach and calculated using the yield of the Senior Notes as provided by financial institutions and thus is categorized as a Level 3 value. The estimated fair values of RemainCo and APL’s total debt at September 30, 2014 and December 31, 2013, which consists principally of borrowings under the revolving credit facility and the Senior Notes, were $1,795.1 million and $1,753.4 million, respectively, compared with the carrying amounts of $1,843.4 million and $1,797.1million, respectively.

Acquisitions

On May 7, 2013, APL completed the TEAK Acquisition (see Note 3). The fair value measurements of assets acquired and liabilities assumed are based on inputs that are not observable in the market and therefore represent Level 3 inputs. These inputs require significant judgments and estimates at the time of the valuation. The fair values assigned to the assets acquired and liabilities assumed in the TEAK acquisition were finalized during the second quarter 2014.

NOTE 12 – ACCRUED LIABILITIES

The following is a summary of accrued liabilities (in thousands):

	September 30, 2014	December 31, 2013
Accrued capital expenditures	$22,418	$17,898
Acquisition-related liabilities	5,543	8,933
Accrued ad valorem and production taxes	17,808	3,551
Distributions payable	2,609	—
Unconditional purchase obligations	2,647	—
Other	21,975	20,280

	$73,000	$50,662

NOTE 13 – DEBT

Total debt consists of the following (in thousands):

	September 30, 2014	December 31, 2013
Term loan facility	$89,100	$89,775
APL Revolving credit facility	200,000	152,000
APL 6.625% Senior notes – due 2020	504,050	504,556
APL 5.875% Senior notes – due 2023	650,000	650,000
APL 4.750% Senior notes – due 2021	400,000	400,000
APL Capital lease obligations	317	754

Total debt	1,843,467	1,797,085
Less current maturities	(1,174)	(1,424)

Total long term debt	$1,842,293	$1,795,661

Cash payments for interest related to debt, net of capitalized interest, were $64.7 million and $41.4 million for the nine months ended September 30, 2014 and 2013, respectively.

Term Loan Facility

In July 2013, Atlas Energy entered into a $240.0 million secured term loan credit facility (“Term Facility”). At September 30, 2014, $89.1 million of the Term Facility was attributable to RemainCo. The Term Facility has a maturity date of July 31, 2019. Borrowings under the Term Facility bear interest, at Atlas Energy’s election at either an adjusted LIBOR rate plus an applicable margin of 5.50% per annum or the alternate base rate (as defined in the Term Facility) (“ABR”) plus an applicable margin of 4.50% per annum. Interest is generally payable quarterly for ABR loans and, for LIBOR loans at the interest periods selected by Atlas Energy. Atlas Energy is required to repay principal at the rate of $0.2 million per quarter commencing December 31, 2013 and continuing until the maturity date when the remaining balance is due. At September 30, 2014, the weighted average interest rate on its outstanding Term Facility borrowings was 6.5%.

The Term Facility contains customary covenants that limit Atlas Energy’s ability to incur additional indebtedness, grant liens, make loans or investments, make distributions if a default exists or would result from the distribution, merge into or consolidate with other persons, enter into commodity or interest rate swap agreements that do not conform to specified terms or that exceed specified amounts, or engage in certain asset dispositions including a sale of all or substantially all of Atlas Energy’s assets. The Term Facility also contains covenants that require (i) Atlas Energy to maintain a ratio of Total Funded Debt (as defined in the Term Facility) to EBITDA (as defined in the Term Facility), calculated over a period of four consecutive fiscal quarters, of not greater than 4.5 to 1.0 as of the last day of each of the quarters ending on or before September 30, 2014; 4.0 to 1.0 as of the last day of each of the quarters ending on or before September 30, 2015; and 3.5 to 1.0 for the last day of each of the quarters thereafter, and (ii) the entry into swap agreements with respect to the assets acquired in certain 2013 acquisitions (see Note 4). At September 30, 2014, Atlas Energy was in compliance with these covenants. The events which constitute events of default are also customary for credit facilities of this nature, including payment defaults, breaches of representations, warranties or covenants, defaults in the payment of other indebtedness over a specified threshold, insolvency and change of control. Based on the definition in Atlas Energy’s Term Facility, RemainCo’s ratio of Total Funded Debt to EBITDA was 2.3 to 1.0.

Atlas Energy’s obligations under the Term Facility are secured by first priority security interests in substantially all of its assets, including all of its ownership interests in its material subsidiaries and its ownership interests in Atlas Resource Partners, L.P. (NYSE: ARP) (“ARP”). Additionally, Atlas Energy’s obligations under its Term Facility are guaranteed by its wholly-owned subsidiaries and may be guaranteed by future subsidiaries. The Term Facility is subject to an intercreditor agreement, which provides for certain rights and procedures, between the lenders under the Term Facility and Atlas Energy’s credit facility, with respect to enforcement of rights, collateral and application of payment proceeds.

At September 30, 2014, RemainCo has not guaranteed any of ARP’s debt obligations.

APL Revolving Credit Facility

At September 30, 2014, APL had an $800.0 million senior secured revolving credit facility with a syndicate of banks that matures in August 2019. The weighted average interest rate for borrowings on the revolving credit facility, at September 30, 2014, was 2.7%. Up to $50.0 million of the revolving credit facility may be utilized for letters of credit, of which $3.4 million was outstanding at September 30, 2014. These outstanding letters of credit amounts were not reflected as borrowings on RemainCo’s consolidated balance sheets. At September 30, 2014, APL had $596.6 million of remaining committed capacity under its revolving credit facility.

The events that constitute an event of default for the revolving credit facility are also customary for loans of this size, including payment defaults, breaches of representations or covenants contained in the credit agreement, adverse judgments against APL in excess of a specified amount, and a change of control of the general partner.

On August 28, 2014, APL entered into a Second Amended and Restated Credit Agreement (the “Revised Credit Agreement”) which, among other changes:

•	extended the maturity date to August 28, 2019;

•	increased the revolving credit commitment from $600 million to $800 million and the incremental revolving credit amount from $200 million to $250 million;

•	reduced by 0.25% the applicable margin used to determine interest rates for LIBOR Rate Loans, as defined in the Revised Credit Agreement, and for Base Rate Loans, as defined in the Revised Credit Agreement, depending on APL’s Consolidated Funded Debt Ratio, as defined in the Revised Credit Agreement;

•	allows APL to request incremental term loans, provided the sum of any revolving credit commitments and incremental term loans may not exceed $1.05 billion; and

•	changed the per annum interest rate on borrowings to (i) the higher of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) three-month LIBOR plus 1.0%, or (ii) the LIBOR rate for the applicable period (each plus the applicable margin). Previously, part (c) was stated as: one-month LIBOR plus 1.0%.

On March 11, 2014, APL entered into an amendment to the credit agreement governing the revolving credit facility which, among other changes:

•	adjusted the duration of, and maximum ratios allowed during, the Acquisition Period, as defined in the credit agreement, for the Consolidated Funded Debt Ratio, as defined in the credit agreement; and

•	permitted the payment of cash distributions, if any, on the Class E Preferred Units so long as APL has a pro forma Minimum Liquidity, as defined in the credit agreement, of greater than or equal to $50 million.

As of September 30, 2014, APL was in compliance with all covenants under the credit facility.

APL Senior Notes

At September 30, 2014, APL had $500.0 million principal outstanding of 6.625% unsecured senior notes due October 1, 2020 (“6.625% Senior Notes”), $650.0 million principal outstanding of 5.875% unsecured senior notes due August 1, 2023 (“5.875% Senior Notes”), and $400.0 million of 4.75% unsecured senior notes due November 15, 2021 (“4.75% Senior Notes” and with the 6.625% Senior Notes and 5.875% Senior Notes, the “Senior Notes”). The 6.625% Senior Notes are presented combined with a net $4.1 million unamortized premium as of September 30, 2014.

Indentures governing the Senior Notes contain covenants, including limitations of APL’s ability to: incur certain liens; engage in sale/leaseback transactions; incur additional indebtedness; declare or pay distributions if an event of default has occurred; redeem, repurchase or retire equity interests or subordinated indebtedness; make certain investments; or merge, consolidate or sell substantially all its assets. APL is in compliance with these covenants as of September 30, 2014.

4.75% Senior Notes

On May 10, 2013, APL issued $400.0 million of the 4.75% Senior Notes in a private placement transaction. The 4.75% Senior Notes were issued at par. APL received net proceeds of $391.2 million after underwriting commissions and other transactions costs and utilized the proceeds to repay a portion of the outstanding indebtedness under the revolving credit agreement as part of the TEAK Acquisition (see Note 3).

5.875% Senior Notes

On February 11, 2013, APL issued $650.0 million of the 5.875% Senior Notes in a private placement transaction. The 5.875% Senior Notes were issued at par. APL received net proceeds of $637.3 million after underwriting commissions and other transactions costs and utilized the proceeds to redeem the 8.75% Senior Notes and repay a portion of the outstanding indebtedness under the credit facility.

8.75% Senior Notes

On January 28, 2013, APL commenced a cash tender offer for any and all of its outstanding 8.75% Senior Notes and a solicitation of consents to eliminate most of the restrictive covenants and certain of the events of default contained in the indenture governing the 8.75% Senior Notes (“8.75% Senior Notes Indenture”). Approximately $268.4 million aggregate principal amount of the 8.75% Senior Notes were validly tendered as of the expiration date of the consent solicitation. In February 2013, APL accepted for purchase all 8.75% Senior

Notes validly tendered as of the expiration of the consent solicitation and paid $291.4 million to redeem the $268.4 million principal plus $11.2 million make-whole premium, $3.7 million accrued interest and $8.0 million consent payment. APL entered into a supplemental indenture amending and supplementing the 8.75% Senior Notes Indenture.

On March 12, 2013, APL paid $105.6 million to redeem the remaining $97.3 million 8.75% Senior Notes not purchased in connection with the January 28, 2013 tender offer, plus a $6.3 million make-whole premium and $2.0 million in accrued interest. APL funded the redemption with a portion of the net proceeds from the issuance of the 5.875% Senior Notes.

Capital Leases

The following is a summary of the leased property under capital leases as of September 30, 2014 and December 31, 2013, which are included within property, plant and equipment (see Note 6) (in thousands):

	September 30, 2014	December 31, 2013
Pipelines, processing and compression facilities	$946	$2,281
Less – accumulated depreciation	(175)	(330)

	$771	$1,951

During the nine months ended September 30, 2014, APL took ownership of $1.3 million of facilities in connection with the conclusion of capital leases. Depreciation expense for leased properties was $91 thousand and $293 thousand for the nine months ended September 30, 2014 and 2013, respectively, which is included within depreciation and amortization expense on RemainCo’s consolidated statements of operations (see Note 6).

NOTE 14 – COMMITMENTS AND CONTINGENCIES

APL has certain long-term unconditional purchase obligations and commitments, consisting primarily of transportation contracts. These agreements provide for transportation services to be used in the ordinary course of APL’s operations. Transportation fees paid related to these contracts, including minimum shipment payments, were $22.4 million and $24.8 million for the nine months ended September 30, 2014 and 2013, respectively. The unrecorded future fixed and determinable portion of the obligations as of September 30, 2014 was as follows: remainder of 2014 - $4.7 million; 2015 - $21.3 million; 2016 to 2017 - $23.9 million per year; and 2018 - $21.8 million.

APL had committed approximately $165.8 million for the purchase of property, plant and equipment at September 30, 2014.

APL is involved in class action lawsuits arising from events occurring subsequent to September 30, 2014 (see Note 19 for more information regarding these lawsuits).

RemainCo is also party to various routine legal proceedings arising out of the ordinary course of its business. Management of RemainCo believes the ultimate resolution of these actions, individually or in the aggregate, will not have a material adverse effect on its financial condition or results of operations.

NOTE 15 – BENEFIT PLANS

2010 Long-Term Incentive Plan

The Board of Directors of the General Partner approved and adopted Atlas Energy’s 2010 Long-Term Incentive Plan (“2010 LTIP”) effective February 2011. The 2010 LTIP provides equity incentive awards to officers, employees and board members and employees of its affiliates, consultants and joint-venture partners (collectively, the “Participants”) who perform services for Atlas Energy. The 2010 LTIP is administered by a committee consisting of the Board or committee of the Board or board of an affiliate appointed by the Board (the “LTIP Committee”), which is the Compensation Committee of the General Partner’s board of directors. Under the 2010 LTIP, the LTIP Committee may grant awards of phantom units, restricted units or unit options for an aggregate of 5,763,781 common limited partner units. At September 30, 2014, Atlas Energy had 4,965,759 phantom units and unit options outstanding under the 2010 LTIP, with 281,243 phantom units and unit options available for grant.

In the case of awards held by eligible employees, following a “change in control”, as defined in the 2010 LTIP, upon the eligible employee’s termination of employment without “cause”, as defined in the 2010 LTIP, or upon any other type of termination specified in the eligible employee’s applicable award agreement(s), any unvested award will immediately vest in full and, in the case of options, become exercisable for the one-year period following the date of termination of employment, but in any case not later than the end of the original term of the option. Upon a change in control, all unvested awards held by directors will immediately vest in full.

In connection with a change in control, the committee, in its sole and absolute discretion and without obtaining the approval or consent of the unitholders or any participant, but subject to the terms of any award agreements and employment agreements to which Atlas Energy’s general partner (or any affiliate) and any participant are party, may take one or more of the following actions (with discretion to differentiate between individual participants and awards for any reason):

•	cause awards to be assumed or substituted by the surviving entity (or affiliate of such surviving entity);

•	accelerate the vesting of awards as of immediately prior to the consummation of the transaction that constitutes the change in control so that awards will vest (and, with respect to options, become exercisable) as to Atlas Energy’s common units that otherwise would have been unvested so that participants (as holders of awards granted under the new equity plan) may participate in the transaction;

•	provide for the payment of cash or other consideration to participants in exchange for the cancellation of outstanding awards (in an amount equal to the fair market value of such cancelled awards);

•	terminate all or some awards upon the consummation of the change-in-control transaction, but only if the committee provides for full vesting of awards immediately prior to the consummation of such transaction; and

•	make such other modifications, adjustments or amendments to outstanding awards or the new equity plan as the committee deems necessary or appropriate.

2010 Phantom Units. A phantom unit entitles a Participant to receive an Atlas Energy common unit upon vesting of the phantom unit. In tandem with phantom unit grants, the LTIP Committee may grant Participant Distribution Equivalent Rights (“DERs”), which are the right to receive cash per phantom unit in an amount equal to, and at the same time as, the cash distributions Atlas Energy makes on a common unit during the period such phantom unit is outstanding. Generally, phantom units granted to employees under the 2010 LTIP will vest over a three or four year period from the date of grant and phantom units granted to non-employee directors generally vest over a four year period, 25% per year. Of the phantom units outstanding under the 2010 LTIP at September 30, 2014, there are 1,610,701 units that will vest within the following twelve months. All phantom units outstanding under the 2010 LTIP at September 30, 2014 include DERs. During the nine months ended September 30, 2014 and 2013, Atlas Energy paid $3.0 million and $2.2 million, respectively, with respect to the 2010 LTIP DERs.

The following table sets forth the 2010 LTIP phantom unit activity for the periods indicated:

	Nine Months Ended September 30,
	2014		2013
	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	2,054,534	$22.58	2,044,227	$20.90
Granted	961,000	44.93	112,000	50.26
Vested and issued(1)	(440,427)	20.48	(16,984)	19.45
Forfeited	(31,162)	33.20	(41,423)	20.88

Outstanding, end of period(2)	2,543,945	$31.26	2,097,820	$22.54

Vested and not yet issued(3)	39,506	$19.70	—	$—

Non-cash compensation expense recognized (in thousands)		$15,028		$9,190

(1)	The aggregate intrinsic values of phantom unit awards vested and issued were $19.2 million and $0.8 million for the nine months ended September 30, 2014 and 2013, respectively.
(2)	The aggregate intrinsic value of phantom unit awards outstanding at September 30, 2014 was $111.9 million.
(3)	The intrinsic value of phantom unit awards vested, but not yet issued at September 30, 2014 was $1.6 million. No phantom unit awards had vested, but had not yet been issued at September 30, 2013.

At September 30, 2014, RemainCo had approximately $43.7 million of unrecognized compensation expense related to unvested phantom units outstanding under the 2010 LTIP based upon the fair value of the awards.

2010 Unit Options. A unit option entitles a Participant to receive a common unit of Atlas Energy upon payment of the exercise price for the option after completion of vesting of the unit option. The exercise price of the unit option is equal to the fair market value of Atlas Energy’s common unit on the date of grant of the option. The LTIP Committee also determines how the exercise price may be paid by the Participant. The LTIP Committee will determine the vesting and exercise period for unit options. Unit option awards expire 10 years from the date of grant. Generally, unit options granted under the 2010 LTIP generally will vest over a three or four year period from the date of grant. There are 1,772,837 unit options outstanding under the 2010 LTIP at September 30, 2014 that will vest within the following twelve months. For the nine months ended September 30, 2014, Atlas Energy received cash of $0.5 million from the exercise of options. No cash was received from the exercise of options for the nine months ended September 30, 2013.

The following table sets forth the 2010 LTIP unit option activity for the periods indicated:

	Nine Months Ended September 30,
	2014		2013
	Number of Unit Options	Weighted Average Exercise Price	Number of Unit Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,452,412	$20.52	2,504,703	$20.51
Granted	—	—	—	—
Exercised(1)	(22,291)	21.39	—	—
Forfeited	(8,307)	18.96	(48,487)	20.32

Outstanding, end of period(2)(3)	2,421,814	$20.51	2,456,216	$20.52

Options exercisable, end of period(4)	590,207	$20.32	7,068	$21.62

Non-cash compensation expense recognized (in thousands)		$3,512		$4,278

(1)	The intrinsic value of options exercised during the nine months ended September 30, 2014 was $0.5 million, respectively. No options were exercised during the nine months ended September 30, 2013.
(2)	The weighted average remaining contractual life for outstanding options at September 30, 2014 was 6.5 years.
(3)	The options outstanding at September 30, 2014 had an aggregate intrinsic value of $56.9 million.
(4)	The weighted average remaining contractual lives for exercisable options at September 30, 2014 and 2013 were 6.5 years and 7.8 years, respectively. The intrinsic values of exercisable options at September 30, 2014 and 2013 were $13.4 million and $0.2 million, respectively.

At September 30, 2014, RemainCo had approximately $2.1 million in unrecognized compensation expense related to unvested unit options outstanding under the 2010 LTIP based upon the fair value of the awards. Atlas Energy used the Black-Scholes option pricing model, which is based on Level 3 inputs, to estimate the weighted average fair value of options granted.

2006 Long-Term Incentive Plan

The Board of Directors approved and adopted Atlas Energy’s 2006 Long-Term Incentive Plan (“2006 LTIP”), which provides equity incentive awards to Participants who perform services for Atlas Energy. The 2006 LTIP is administered by the LTIP Committee. The LTIP Committee may grant such awards of either phantom units or unit options for an aggregate of 2,261,516 common limited partner units. At September 30, 2014, Atlas Energy had 1,718,579 phantom units and unit options outstanding under the 2006 LTIP, with 137,139 phantom units and unit options available for grant. Share based payments to non-employees, which have a cash settlement option, are recognized within liabilities in the financial statements based upon their current fair market value.

In the case of awards held by eligible employees, following a “change in control”, as defined in the 2006 LTIP, upon the eligible employee’s termination of employment without “cause”, as defined in the 2006 LTIP, or upon any other type of termination specified in the eligible employee’s applicable award agreement(s), any unvested award will immediately vest in full and, in the case of options, become exercisable for the one-year period following the date of termination of employment, but in any case not later than the end of the original term of the option. Upon a change in control, all unvested awards held by directors will immediately vest in full.

2006 Phantom Units. Generally, phantom units granted to employees under the 2006 LTIP will vest over a three or four year period from the date of grant and phantom units granted to non-employee directors generally vest over a four year period, 25% per year. Of the phantom units outstanding at September 30, 2014, 310,590 units will vest within the following twelve months. All phantom units outstanding under the 2006 LTIP at September 30, 2014 include DERs. During the nine months ended September 30, 2014 and 2013, Atlas Energy paid $0.7 million and $0.3 million, respectively, with respect to 2006 LTIP’s DERs. These amounts were recorded as reductions of partners’ capital on RemainCo’s consolidated balance sheets.

The following table sets forth the 2006 LTIP phantom unit activity for the periods indicated:

	Nine Months Ended September 30,
	2014		2013
	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	234,940	$35.82	50,759	$21.02
Granted	626,337	43.78	204,777	37.92
Vested and issued(1) (2)	(82,637)	33.75	(17,444)	21.40
Forfeited	—	—	(1,000)	36.45

Outstanding, end of period(3)(4)	778,640	$42.45	237,092	$35.52

	Nine Months Ended September 30,
	2014		2013
	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Vested and not yet issued(5)	—	$—	—	$—

Non-cash compensation expense recognized (in thousands)		$12,146		$4,230

(1)	The intrinsic value for phantom unit awards vested and issued during the nine months ended September 30, 2014 and 2013 were $4.2 million and $0.8 million, respectively.
(2)	There were 6,380 and 1,146 vested units during the nine months ended September 30, 2014 and 2013, respectively, that settled for cash consideration of approximately $0.3 million and $0.1 million, respectively.
(3)	The aggregate intrinsic value for phantom unit awards outstanding at September 30, 2014 was $34.3 million.
(4)	There was $1.0 million and $1.1 million recognized as liabilities on RemainCo’s consolidated balance sheets at September 30, 2014 and December 31, 2013, respectively, representing 38,571 and 41,525 units, respectively, due to the option of the participants to settle in cash instead of units. The respective weighted average grant date fair values for these units are $36.95 and $29.67 as of September 30, 2014 and December 31, 2013, respectively. There was $1.2 million recognized as liabilities on RemainCo’s consolidated balance sheet at September 30, 2013, representing 41,677 units due to the option of the participants to settle in cash instead of units. The weighted average grant date fair value for these units was $27.93 as of September 30, 2013.
(5)	No phantom units were vested, but not yet issued at September 30, 2014 and 2013.

At September 30, 2014, RemainCo had approximately $19.2 million of unrecognized compensation expense related to unvested phantom units outstanding under the 2006 LTIP based upon the fair value of the awards.

2006 Unit Options. The exercise price of the unit option may be equal to or more than the fair market value of Atlas Energy’s common unit on the date of grant of the option. Unit option awards expire 10 years from the date of grant. Generally, unit options granted under the 2006 LTIP will vest over a three or four year period from the date of grant. There are 2,500 unit options outstanding under the 2006 LTIP at September 30, 2014 that will vest within the following twelve months. No cash was received from the exercise of options for the nine months ended September 30, 2014 and 2013.

The following table sets forth the 2006 LTIP unit option activity for the periods indicated:

	Nine Months Ended September 30,
	2014		2013
	Number of Unit Options	Weighted Average Exercise Price	Number of Unit Options	Weighted Average Exercise Price
Outstanding, beginning of year	939,939	$20.94	929,939	$20.75
Granted	—	—	10,000	38.51
Exercised(1)	—	—	—	—
Forfeited	—	—	—	—

Outstanding, end of year(2)(3)	939,939	$20.94	939,939	$20.94

Options exercisable, end of period(4)(5)	932,439	$20.80	929,939	$20.75

Non-cash compensation expense recognized (in thousands)		$17		$26

(1)	No options were exercised during the nine months ended September 30, 2014 and 2013.
(2)	The weighted average remaining contractual life for outstanding options at September 30, 2014 was 2.2 years.
(3)	The aggregate intrinsic value of options outstanding at September 30, 2014 was approximately $21.7 million.
(4)	The weighted average remaining contractual lives for exercisable options at September 30, 2014 and 2013 were 2.1 years and 3.1 years, respectively.
(5)	The aggregate intrinsic values of options exercisable at September 30, 2014 and 2013 were $21.6 million and $31.5 million, respectively.

At September 30, 2014, RemainCo had approximately $23,000 of unrecognized compensation expense related to unvested unit options outstanding under the 2006 LTIP based upon the fair value of the awards. Atlas Energy uses the Black-Scholes option pricing model, which is based on Level 3 inputs, to estimate the weighted average fair value of options granted.

The following weighted average assumptions were used for the periods indicated:

	Nine Months Ended September 30,
	2014	2013
Expected dividend yield	—%	3.2%
Expected unit price volatility	—%	30.0%
Risk-free interest rate	—%	0.7%
Expected term (in years)	—	6.25
Fair value of unit options granted	$—	$7.54

APL Long-Term Incentive Plans

APL has a 2004 Long-Term Incentive Plan (“2004 LTIP”) and a 2010 Long-Term Incentive Plan (“2010 LTIP” and collectively with the 2004 LTIP, the “LTIPs”) in which officers, employees, non-employee managing board members of the general partner, employees of the general partner’s affiliates and consultants are eligible to participate. The LTIPs are administered by the compensation committee appointed by the general partner’s managing board (the “Compensation Committee”). Under the LTIPs, the Compensation Committee may make awards of either phantom units or unit options for an aggregate of 3,435,000 common units. At September 30, 2014, APL had 1,755,028 phantom units outstanding under APL’s LTIPs, with 122,968 phantom units and unit options available for grant. APL generally issues new common units for phantom units and unit options that have vested and have been exercised.

APL Partnership Phantom Units

Phantom units granted to employees under the LTIPs generally have vesting periods of four years. However, in February 2014, APL granted 227,000 phantom units with a vesting period of three years. Phantom units awarded to non-employee managing board members will vest over a four year period. Awards to non-employee members of the board automatically vest upon a change of control, as defined in the LTIPs. At September 30, 2014, there were 619,378 phantom units outstanding under the LTIPs that will vest within twelve months.

APL is authorized to withhold common units from employees to cover employee tax obligations when certain phantom units have vested. During the nine months ended September 30, 2014, APL withheld and retired 52,741 common units, for a cost of $1.7 million. The withheld and retired units were recorded as a reduction of non-controlling interest on RemainCo’s consolidated balance sheet. There were no common units withheld and retired during the nine months ended September 30, 2013.

All phantom units outstanding under the LTIPs at September 30, 2014 include distribution equivalent rights (“DERs”), which are rights to receive cash per phantom unit in an amount equal to and at the same time as the cash distributions APL makes on a common unit during the period the phantom unit is outstanding. The DERs were granted to the participants by the Compensation Committee. The amounts paid with respect to LTIP DERs were $3.1 million and $2.2 million during the nine months ended September 30, 2014 and 2013, respectively. These amounts were recorded as reductions of equity on RemainCo’s consolidated balance sheets.

The following table sets forth APL’s LTIPs phantom unit activity for the periods indicated:

	Nine Months Ended September 30,
	2014		2013
	Number of Units	Fair Value(1)	Number of Units	Fair Value(1)
Outstanding, beginning of period	1,446,553	$36.32	1,053,242	$33.21
Granted	738,727	33.03	740,897	38.97
Forfeited	(20,825)	37.06	(26,300)	36.44
Vested and issued(2)(3)	(409,427)	34.68	(245,017)	31.44

Outstanding, end of period(4)(5)	1,755,028	$35.31	1,522,822	$36.24

Vested and not issued(6)	12,774	$34.22	2,450	$32.95
Non-cash compensation expense recognized (in thousands)		$19,258		$13,818

(1)	Fair value based upon weighted average grant date price.
(2)	The intrinsic values for phantom unit awards exercised during the nine months ended September 30, 2014 and 2013 were $13.5 million and $8.9 million, respectively.
(3)	During the nine months ended September 30, 2014 and 2013, there were 4,409 and 1,677 vested phantom units, respectively, which were settled for $145 thousand and $58 thousand cash, respectively.
(4)	The aggregate intrinsic value for phantom unit awards outstanding at September 30, 2014 and December 31, 2013 was $64.0 million and $50.7 million, respectively.
(5)	There were 26,812 and 22,539 outstanding phantom unit awards at September 30, 2014 and December 31, 2013, respectively, which were classified as liabilities due to a cash option available on the related phantom unit awards.
(6)	The aggregate intrinsic value for phantom unit awards vested but not issued at September 30, 2014 was $0.4 million. There were no vested but not issued phantom unit awards at December 31, 2013.

At September 30, 2014, APL had approximately $35.0 million of unrecognized compensation expense related to unvested phantom units outstanding under the LTIPs based upon the fair value of the awards, which is expected to be recognized over a weighted average period of 2.0 years.

NOTE 16 — RELATED PARTY TRANSACTIONS

APL does not directly employ any persons to manage or operate its business. These functions are provided by the general partner and employees of Atlas Energy. The general partner does not receive a management fee in connection with its management of APL apart from its interest as general partner and its right to receive incentive distributions. APL reimburses the general partner and its affiliates for compensation and benefits related to its employees who perform services for APL based upon an estimate of the time spent by such persons on activities for APL. Other indirect costs, such as rent for offices, are allocated to APL by Atlas Energy based on the number of its employees who devote their time to activities on APL’s behalf.

The partnership agreement provides that the general partner will determine the costs and expenses allocable to APL in any reasonable manner determined by the general partner at its sole discretion. APL reimbursed the general partner and its affiliates $3.8 million during each of the nine month periods ended September 30, 2014 and 2013, for compensation and benefits related to its employees. There were no reimbursements for direct expenses incurred by the general partner and its affiliates for the nine months ended September 30, 2014 and 2013. The general partner believes the method utilized in allocating costs to APL is reasonable.

APL compresses and gathers gas for ARP on its gathering systems located in Tennessee. ARP’s general partner is wholly-owned by Atlas Energy, and two members of the general partner’s managing board are members of ARP’s board of directors. APL entered into an agreement to provide these services, which extends for the life of ARP’s leases, in February 2008. APL charged ARP approximately $0.2 million in compression and gathering fees for each of the nine months ended September 30, 2014 and 2013.

NOTE 17 — SEGMENT INFORMATION

As a result of the sale of APL’s subsidiaries that owned an interest in WTLPG on May 14, 2014 (see Note 4), RemainCo assessed its reportable segments and realigned its reportable segments into two new segments: Oklahoma Gathering and Processing (“Oklahoma”) and Texas Gathering and Processing (“Texas”). These reportable segments reflect the way RemainCo will manage its operations going forward. RemainCo has adjusted its segment presentation from the amounts previously presented to reflect the realignment of the segments.

The Oklahoma segment consists of APL’s SouthOK and WestOK operations, which are comprised of natural gas gathering, processing and treating assets servicing drilling activity in the Anadarko and Arkoma Basins and which were formerly included within the previous Gathering and Processing segment. Oklahoma revenues are primarily derived from the sale of residue gas and NGLs and the gathering, processing and treating of natural gas within the state of Oklahoma.

The Texas segment consists of (1) APL’s SouthTX and WestTX operations, which are comprised of natural gas gathering and processing assets servicing drilling activity in the Permian Basin and the Eagle Ford Shale play in south Texas; and (2) APL’s natural gas gathering assets located in the Barnett Shale play in Texas. These assets were formerly included within the previous Gathering and Processing segment. Texas revenues are primarily derived from the sale of residue gas and NGLs and the gathering and processing of natural gas within the state of Texas.

The previous Transportation and Treating segment, which consisted of (1) APL’s gas treating operations, which own contract gas treating facilities located in various shale plays; and (2) APL’s former subsidiaries’ interest in WTLPG, has been eliminated and the financial information is now included within Corporate and Other. APL’s natural gas gathering assets located in the Appalachian Basin in Tennessee, which were formerly included in the previous Gathering and Processing Segment, are now included within Corporate and Other.

The following summarizes RemainCo’s reportable segment data for the periods indicated (in thousands):

	Oklahoma	Texas	Corporate and Other	Consolidated
Nine Months Ended September 30, 2014:
Revenue:
Revenues – third party(1)	$1,305,448	$856,436	$13,060	$2,174,944
Revenues – affiliates	—	—	211	211

Total revenues	1,305,448	856,436	13,271	2,175,155

Costs and Expenses:
Natural gas and liquids cost of sales	1,045,315	697,486	—	1,742,801
Operating expenses	45,844	34,452	1,652	81,948

	Oklahoma	Texas	Corporate and Other	Consolidated
General and administrative(1)	$—	$—	$87,091	$87,091
Other expenses	—	—	16	16
Depreciation and amortization	76,832	68,346	3,454	148,632
Interest expense(1)	—	—	74,342	74,342

Total costs and expenses	1,167,991	800,284	166,555	2,134,830

Equity income (loss) in joint ventures	—	(13,076)	2,612	(10,464)
Gain on asset disposition	—	—	47,829	47,829

Income (loss) before tax	137,457	43,076	(102,843)	77,690
Income tax benefit	(1,519)	—	—	(1,519)

Net income (loss)	$138,976	$43,076	$(102,843)	$79,209

	Oklahoma	Texas	Corporate and Other	Consolidated
Nine Months Ended September 30, 2013:
Revenue:
Revenues – third party(1)	$1,011,669	$519,493	$(4,662)	$1,526,500
Revenues – affiliates	—	—	222	222

Total revenues	1,011,669	519,493	(4,440)	1,526,722

Costs and Expenses:
Natural gas and liquids cost of sales	789,746	423,574	—	1,213,320
Operating expenses	46,361	23,575	1,499	71,435
General and administrative(1)	—	—	63,824	63,824
Other expenses	—	—	19,585	19,585
Depreciation and amortization	77,605	45,562	4,754	127,921
Interest expense(1)	—	—	67,150	67,150

Total costs and expenses	913,712	492,711	156,812	1,563,235

Equity income (loss) in joint ventures	—	(5,430)	5,116	(314)
Loss on asset disposition	(1,519)	—	—	(1,519)
Loss on early extinguishment of debt	—	—	(26,601)	(26,601)

Income (loss) before tax	96,438	21,352	(182,737)	(64,947)
Income tax benefit	(854)	—	—	(854)

Net income (loss)	$97,292	$21,352	$(182,737)	$(64,093)

(1)	Derivative contracts are carried at the corporate level and interest and general and administrative expenses have not been allocated to the reportable segments as it would be unfeasible to reasonably do so.

	Nine Months Ended September 30,
	2014	2013
Capital Expenditures:
Oklahoma	$237,813	$167,415
Texas	234,177	157,552
Corporate and other	1,157	2,894

	$473,147	$327,861

	September 30, 2014	December 31, 2013
Balance Sheet
Equity method investment in joint ventures:
Texas	$180,602	$162,511
Corporate and other	—	85,790

	$180,602	$248,301

Goodwill:
Oklahoma	$178,762	$178,762
Texas	187,001	189,810

	$365,763	$368,572

Total assets:
Oklahoma	$2,487,585	$2,265,231
Texas	2,039,900	1,872,165
Corporate and other	118,337	202,286

	$4,645,822	$4,339,682

The following table summarizes RemainCo’s natural gas and liquids sales by product or service for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2014	2013
Natural gas and liquids sales:
Natural gas	$836,847	$514,715
NGLs	1,055,744	803,894
Condensate	112,694	92,520
Other	(718)	(332)

Total	$2,004,567	$1,410,797

NOTE 18 – SUBSEQUENT EVENTS

On October 13, 2014, APL, Atlas Energy and the general partner entered into a definitive merger agreement with Targa Resources Corp. (“TRC”), Targa Resources Partners LP (“TRP”) and certain other parties (the “Merger Agreement”), pursuant to which TRP agreed to acquire APL through a merger of a newly formed wholly-owned subsidiary of TRP with and into APL (the “Merger”). Upon completion of the Merger, holders of APL’s common units will have the right to receive (i) 0.5846 TRP common units and (ii) $1.26 in cash for each APL common unit. Subject to the terms and conditions of the Merger Agreement, APL has agreed to exercise its right under the certificate of designation of the Class D Preferred Units to convert all outstanding Class D Preferred Units into common units and to exercise its right under the certificate of designation of the Class E Preferred Units to redeem the Class E Preferred Units, and TRP has agreed to deposit the funds for such redemption with the paying agent.

Concurrently with the Merger Agreement, Atlas Energy announced that it entered into a definitive merger agreement with TRC (the “ATLS Merger Agreement”), pursuant to which TRC agreed to acquire ATLS through a merger of a newly formed wholly-owned subsidiary of TRC with and into ATLS (the “ATLS Merger”).

Concurrently with the Merger Agreement and the ATLS Merger Agreement, ATLS agreed to (i) transfer its assets and liabilities, other than those related to APL, to Atlas Energy Group, LLC (“Atlas Energy Group”),

which is currently a subsidiary of Atlas Energy and (ii) immediately prior to the ATLS Merger, effect a pro rata distribution to the Atlas Energy unitholders of common units of Atlas Energy Group representing a 100% interest in Atlas Energy Group (the “Spin-Off”).

The closing of the Merger is subject to approval by APL’s unitholders and other closing conditions, including the completion of the ATLS Merger and the Spin-Off. Completion of each of the ATLS Merger and Spin-Off are also conditioned on the parties standing ready to complete the Merger.

Following the announcement on October 13, 2014 of the Merger, APL, the general partner, Atlas Energy, TRC, TRP, Targa Resources GP LLC, Trident MLP Merger Sub LLC and the members of the managing board of the general partner have been named as defendants in three putative unitholder class action lawsuits challenging the Merger. In addition, Atlas Energy, Atlas Energy GP, LLC, TRC, Trident GP Sub and the members of Atlas Energy’s board have been named as defendants in two putative unitholder class action lawsuits challenging the ATLS Merger.

The lawsuits filed generally allege that the individual defendants breached their fiduciary duties and/or contractual obligations by, among other things, failing to obtain sufficient value for APL’s unitholders in the Merger. The plaintiffs seek, among other things, injunctive relief, unspecified compensatory and/or rescissory damages, attorneys’ fees, other expenses and costs. At this time, APL and Atlas Energy cannot reasonably estimate the range of possible loss as a result of the lawsuit.

On October 15, 2014, APL paid a cash distribution of $0.515625 per unit, or approximately $2.6 million, on its Class E Preferred Units, representing the cash distribution for the period July 15, 2014 through October 14, 2014.

On October 28, 2014, APL declared a cash distribution of $0.64 per unit on its outstanding common limited partner units, representing the cash distribution for the quarter ended September 30, 2014. The $62.2 million distribution, including $8.1 million to the general partner for its general partner interest and incentive distribution rights, will be paid on November 14, 2014 to unitholders of record at the close of business on November 10, 2014 (see Note 5). APL also determined that distributions for the Class D Preferred Units would be paid in-kind for the quarter ended September 30, 2014. Accordingly, APL will issue approximately 321,000 additional Class D Preferred Units to the holders of the Class D Preferred Units as a preferred unit distribution in kind for the quarter ended September 30, 2014.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Atlas Energy L.P. (“RemainCo”)

We have audited the accompanying consolidated financial statements of RemainCo (see Note 1), which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, equity and cash flows for the year then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RemainCo as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
November 18, 2014

REMAINCO

CONSOLIDATED BALANCE SHEET

(in thousands)

December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$12,876
Accounts receivable	219,297
Current portion of derivative assets	174
Prepaid expenses and other	17,431

Total current assets	249,778
Property, plant and equipment, net	2,724,192
Goodwill	368,572
Intangible assets, net	696,271
Equity method investment in joint ventures	248,301
Long-term portion of derivative assets	2,270
Other assets, net	50,298

Total assets	$4,339,682

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$1,424
Accounts payable - affiliates	2,912
Accounts payable	79,051
Accrued liabilities	50,662
Accrued interest payable	26,753
Current portion of derivative liabilities	11,244
Accrued producer liabilities	152,309

Total current liabilities	324,355
Long-term portion of derivative liabilities	320
Long-term debt, less current portion	1,795,661
Deferred income taxes, net	33,290
Other long-term liabilities	7,815
Commitments and contingencies
Equity:
ATLS Common limited partners’ interests	3,875

Total partners’ capital	3,875
Non-controlling interest	2,174,366

Total equity	2,178,241

Total liabilities and equity	$4,339,682

See accompanying notes to consolidated financial statements

REMAINCO

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per unit data)

Year Ended December 31,
2013
Revenue:
Natural gas and liquids sales	$1,959,144
Transportation, processing and other fees – third parties	164,874
Transportation, processing and other fees – affiliates	303
Derivative loss, net	(28,764)
Other income, net	11,295

Total revenues	2,106,852

Costs and expenses:
Natural gas and liquids cost of sales	1,690,382
Plant operating	92,271
Transportation and compression	2,256
General and administrative	81,072
Compensation reimbursement – affiliates	5,000
Other costs	20,005
Depreciation and amortization	168,617
Interest	92,870

Total costs and expenses	2,152,473

Equity loss in joint ventures	(4,736)
Loss on asset sales and other	(1,519)
Goodwill impairment loss	(43,866)
Loss on early extinguishment of debt	(26,601)

Loss from continuing operations before tax	(122,343)
Income tax benefit	(2,260)

Net loss	(120,083)
Loss attributable to non-controlling interests	93,281

Net loss attributable to common limited partners	$(26,802)

Net loss attributable to common limited partners per unit:
Basic and Diluted	$(0.52)

Weighted average common limited partner units outstanding:
Basic and Diluted	51,387

See accompanying notes to consolidated financial statements

REMAINCO

CONSOLIDATED STATEMENT OF EQUITY

(in thousands, except unit data)

	Common Limited Partners’ Capital		Non- Controlling Interest	Total Partners’ Capital
	Units	Amount
Balance January 1, 2013	51,365,582	$90,071	$1,520,939	$1,611,010
Distributions to non-controlling interests	—	—	(167,853)	(167,853)
Contributions from Atlas Pipeline Partners, L.P.’s non-controlling interests	—	—	17,021	17,021
Net issued and unissued units under incentive plans	47,982	22,532	19,143	41,675
Distributions paid to common limited partners	—	(77,598)	—	(77,598)
Distribution equivalent rights paid on unissued units under incentive plans	—	(3,473)	(3,092)	(6,565)
Gain on sale of subsidiary unit issuances	—	11,920	(11,920)	—
Atlas Pipeline Partners, L.P. purchase price allocation	—	—	(30,535)	(30,535)
Non-controlling interests’ capital contributions	—	—	923,944	923,944
Net distribution to Atlas Energy	—	(12,775)	—	(12,775)
Net loss	—	(26,802)	(93,281)	(120,083)

Balance at December 31, 2013	51,413,564	$3,875	$2,174,366	$2,178,241

See accompanying notes to consolidated financial statements

REMAINCO

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

Year Ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(120,083)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	168,617
Goodwill and other asset impairment	43,866
Amortization of deferred financing costs	7,386
Non-cash compensation expense	38,487
Loss on asset sales and disposal	1,519
Deferred income tax benefit	(2,260)
Distributions paid to non-controlling interests	(167,853)
Loss on early extinguishment of debt	26,601
Equity loss in unconsolidated companies	4,736
Distributions received from unconsolidated companies	7,400
Changes in operating assets and liabilities:
Accounts receivable, prepaid expenses and other	(35,751)
Accounts payable and accrued liabilities	66,136

Net cash provided by operating activities	38,801

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(450,560)
Net cash paid for acquisition	(975,886)
Investment in joint ventures	(13,366)
Other	(7,279)

Net cash used in investing activities	(1,447,091)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under Atlas Pipeline Partners, L.P. credit facilities	1,267,000
Repayments under Atlas Pipeline Partners, L.P. credit facilities	(1,408,000)
Net proceeds from Atlas Pipeline Partners, L.P. equity offerings	923,944
Net proceeds from issuance of long-term debt	1,114,492
Repayments of long-term debt	(365,822)
Principal payments on capital lease	(10,750)
Distributions paid to unitholders	(77,598)
Contributions from non-controlling interests	17,021
Premium paid on retirement of Atlas Pipeline Partners, L.P. long-term debt	(25,581)
Net distribution to Atlas Energy, L.P.	(12,775)
Deferred financing costs, distribution equivalent rights and other	(14,275)

Net cash provided by financing activities	1,407,656

Net change in cash and cash equivalents	(634)
Cash and cash equivalents, beginning of year	13,510

Cash and cash equivalents, end of year	$12,876

See accompanying notes to consolidated financial statements

REMAINCO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION

On October 13, 2014, Atlas Energy, L.P. (“Atlas Energy”; NYSE: ATLS) and Atlas Pipeline Partners, L.P. (“APL”; NYSE: APL), both publicly-traded Delaware master-limited partnerships, announced their respective entries into definitive merger agreements with Targa Resources Corp. (“TRC”; NYSE: TRGP) and Targa Resources Partners, L.P. (“TRP”; NYSE: NGLS), whereby Atlas Energy and APL would merge into TRC and TRP, respectively. In connection with the merger agreements, the board of directors of Atlas Energy also intends to transfer all of its interests not related to APL to Atlas Energy Group, LLC (“SpinCo”). Subsequent to the formation of SpinCo, Atlas Energy’s remaining operations will consist solely of its interests in APL, including its 2.0% general partner interest, ownership of all of the incentive distribution rights, and 5,754,253 common limited partner units, which represented an approximate 6.1% limited partner interest at December 31, 2013 (“RemainCo”).

The accompanying consolidated financial statements present the assets, liabilities, revenues and expenses of (1) Atlas Energy, excluding those to be transferred to SpinCo, and (2) APL.

The transfer of assets to SpinCo is contingent upon the execution of Atlas Energy’s and APL’s merger agreements with TRC and TRP.

APL is engaged in gathering, processing and treating of natural gas in the mid-continent and southwestern regions of the United States; natural gas gathering services in the Appalachian Basin in the northeastern region of the United States; and the transportation of NGLs in the southwestern region of the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated balance sheet at December 31, 2013 and the related consolidated statements of operations for the year ended December 31, 2013 were derived from the separate records maintained by Atlas Energy and may not necessarily be indicative of the conditions that would have existed or the results of operations if RemainCo had been operated as an unaffiliated entity. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheets and related consolidated statements of operations. Such estimates included allocations made from the historical accounting records of Atlas Energy, based on management’s best estimates, in order to derive the financial statements of RemainCo. Actual balances and results could be different from those estimates. Transactions between RemainCo and other Atlas Energy operations have been identified in the consolidated financial statements as transactions between affiliates.

RemainCo consolidates the financial statements of APL into its consolidated financial statements rather than present its ownership interest as an equity investment, as RemainCo will control APL through its general partnership interests therein. As such, the non-controlling interests in APL are reflected as (income) loss attributable to non-controlling interests in its consolidated statements of operations and as a component of equity on its consolidated balance sheets. All material intercompany transactions have been eliminated.

RemainCo’s consolidated financial statements include APL’s 95% interest in joint ventures, which individually own a 100% interest in the WestOK natural gas gathering system and processing plants and a 72.8% undivided interest in the WestTX natural gas gathering system and processing plants. These joint ventures have a $1.9 billion note receivable from the holder of the non-controlling interest in the joint ventures, which is reflected within non-controlling interests on RemainCo’s consolidated balance sheets.

RemainCo’s consolidated financial statements also include APL’s 60% interest in Centrahoma Processing LLC (“Centrahoma”). The remaining 40% ownership interest is held by MarkWest Oklahoma Gas Company LLC (“MarkWest”), a wholly-owned subsidiary of MarkWest Energy Partners, L.P. (NYSE: MWE).

RemainCo consolidates 100% of these joint ventures and reflects the non-controlling interest in the joint ventures on its statements of operations. RemainCo also reflects the non-controlling interest in the net assets of the joint venture as a component of equity on its consolidated balance sheets.

The WestTX joint venture has a 72.8% undivided joint interest in the WestTX system, of which the remaining 27.2% interest is owned by Pioneer Natural Resources Company (NYSE: PXD) (“Pioneer”). Due to the ownership of the WestTX system being in the form of an undivided interest, the WestTX joint venture proportionally consolidates its 72.8% ownership interest in the assets and liabilities and operating results of the WestTX system.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and all other changes in the equity of a business during a period from transactions and other events and circumstances from non-owner sources that, under GAAP, have not been recognized in the calculation of net income (loss). These changes, other than net income (loss), are referred to as “other comprehensive income (loss)”. For the period presented, RemainCo does not have any type of transaction that would be included within other comprehensive income (loss), thus comprehensive income (loss) is equal to net income (loss).

Equity Method Investments

RemainCo’s consolidated financial statements include APL’s 20% interest in West Texas LPG Pipeline Limited Partnership (“WTLPG”) and APL’s interests in T2 LaSalle Gathering Company L.L.C. (“T2 LaSalle”), T2 Eagle Ford Gathering Company L.L.C. (“T2 Eagle Ford”), and T2 EF Cogeneration Holdings L.L.C. (“T2 Co-Gen”) (the “T2 Joint Ventures”), which were acquired as part of APL’s acquisition of 100% of the equity interests of TEAK Midstream, LLC (“TEAK”) for $974.7 million in cash, including final purchase price adjustments, less cash received (the “TEAK Acquisition”) (see Notes 3 and 4). RemainCo accounts for its investments in these joint ventures under the equity method of accounting. Under this method, RemainCo records its proportionate share of the joint ventures’ net income (loss) as equity income on its consolidated statements of operations. Investments in excess of the underlying net assets of equity method investees identifiable to property, plant and equipment or finite lived intangible assets are amortized over the useful life of the related assets and recorded as a reduction to equity investment on RemainCo’s consolidated balance sheet with an offsetting reduction to equity income on RemainCo’s consolidated statements of operations. Excess investment representing equity method goodwill is not subject to amortization and is accounted for as a component of the investment. No goodwill was recorded on the acquisitions of WTLPG or the T2 Joint Ventures. Equity method investments are subject to impairment evaluation. RemainCo noted no indicators of impairment for its equity method investments as of December 31, 2013.

Use of Estimates

The preparation of RemainCo’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities that exist at the date of RemainCo’s consolidated financial statements, as well as the reported amounts of revenue and expense during the reporting periods. RemainCo’s consolidated financial statements are based on a number of significant estimates, including revenue and expense accruals, depreciation and amortization, asset impairment, the fair value of derivative instruments, the probability of forecasted transactions, the allocation of purchase price to the fair value of assets acquired and other items. Actual results could differ from those estimates.

The natural gas industry principally conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results were recorded using estimated volumes and commodity market prices. Differences between estimated and actual amounts are recorded in the following month’s financial results. Management of RemainCo believes the operating results presented represent actual results in all material respects (see “–Revenue Recognition” accounting policy for further description).

Cash and Cash Equivalents

RemainCo considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of temporary investments of cash in short-term money market instruments. Checks outstanding at the end of a period that exceed available cash balances held at the bank are considered to be book overdrafts and are reclassified to accounts payable. At December 31, 2013, RemainCo reclassified the balance related to book overdrafts of $28.8 million from cash and cash equivalents to accounts payable on RemainCo’s consolidated balance sheets.

Receivables

The amounts included within accounts receivable on RemainCo’s consolidated balance sheet at December 31, 2013 are associated entirely with APL’s operating activity. In evaluating the realizability of its accounts receivable, APL performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by APL’s review of its customers’ credit information. APL extends credit on an unsecured basis to many of its customers. At December 31, 2013, APL recorded no allowance for uncollectible accounts receivable on its consolidated balance sheet.

NGL Linefill

RemainCo had $14.5 million of NGL linefill at December 31, 2013 which was included within prepaid expenses and other on its consolidated balance sheets. The NGL linefill represents amounts receivable for APL’s NGLs delivered to counterparties for which the counterparty will pay at a designated later period at a price determined by the then current market price (see Note 11).

Property, Plant and Equipment

The amounts included within property, plant and equipment on RemainCo’s consolidated balance sheet at December 31, 2013 are associated entirely with APL’s operating activity. Property, plant and equipment are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired. Maintenance and repairs which generally do not extend the useful life of an asset for two or more years through the replacement of critical components are expensed as incurred. Major renewals and improvements that generally extend the useful life of an asset for two or more years through the replacement of critical components are capitalized. APL capitalizes interest on borrowed funds related to capital projects for periods during which activities are in progress to bring these projects to their intended use. Depreciation and amortization expense is based on cost less the estimated salvage value primarily using the straight-line method over the asset’s estimated useful life. APL follows the composite method of depreciation and has determined the composite groups to be the major asset classes of its gathering, processing and treating systems. Under the composite depreciation method, any gain or loss upon disposition or retirement of pipeline, gas gathering, processing and treating components, is recorded to accumulated depreciation. When entire pipeline systems, gas plants or other property and equipment are retired or sold, any gain or loss is included in RemainCo’s results of operations.

APL’s leased property and equipment meeting capital lease criteria are capitalized based on the minimum payments required under the lease and are included within property, plant and equipment on RemainCo’s consolidated balance sheets (see Note 6). APL’s obligations under capital leases are accounted for as current and noncurrent liabilities and are included within debt on RemainCo’s consolidated balance sheets (see Note 13). Amortization is calculated on a straight-line method based upon the estimated useful lives of the assets.

Impairment of Long-Lived Assets

RemainCo reviews its long-lived assets other than goodwill for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If it is determined an asset’s estimated future undiscounted cash flows will not be sufficient to recover its carrying amount, an impairment charge will be recorded to reduce the carrying amount for that asset to its estimated fair value, if such carrying amount exceeds the fair value. The fair value measurement of a long-lived asset is based on inputs that are not observable in the market and therefore represent Level 3 inputs (see “–Fair Value of Financial Instruments”). No impairment charges were recognized for the years ended December 31, 2013.

Asset Retirement Obligation

APL performs ongoing analysis of asset removal and site restoration costs that it may be required to perform under law or contract once an asset has been permanently taken out of service. APL has property, plant and equipment at locations owned by APL and at sites leased or under right of way agreements. APL is under no contractual obligation to remove the assets at locations it owns. In evaluating its asset retirement obligation, APL reviews its lease agreements, right of way agreements, easements and permits to determine which agreements, if any, require an asset removal and restoration obligation. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates and the credit-adjusted-risk-free interest rates. However, APL was not able to reasonably measure the fair value of the asset retirement obligation as of December 31, 2013 because the settlement dates were indeterminable. Any cost incurred in the future to remove assets and restore sites will be expensed as incurred.

Goodwill

The amounts included within goodwill on RemainCo’s consolidated balance sheet at December 31, 2013 are associated entirely with APL’s operating activity. Goodwill is the cost of an acquisition less the fair value of the net identifiable assets of the acquired business. Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. APL evaluates goodwill for impairment annually, on December 31 for all reporting units, except SouthTX, which will be evaluated on April 30. APL also evaluates goodwill for impairment whenever events or changes in circumstances indicate it is more likely than not the fair value of a reporting unit is less than its carrying amount. APL first assesses qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. If a two-step process goodwill impairment test is required, the first step involves comparing the fair value of the reporting unit, to which goodwill has been allocated, with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the second step of the process involves comparing the implied fair value to the carrying value of the goodwill for that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, the excess of the carrying value over the implied fair value is recognized as an impairment loss.

APL completed a qualitative test for goodwill for its WestOK reporting unit and determined there were no substantive changes during the current year and no indication of impairment. APL completed the first step of the goodwill impairment test for its SouthOK reporting unit and determined the reporting unit exceeded its carrying amount and, therefore, the second step of the two-step goodwill impairment test was unnecessary. APL completed the two step goodwill impairment test for the Gas Treating reporting unit and determined the goodwill was impaired and recorded a goodwill impairment loss of $43.9 million (see Note 7). APL performed a review for triggering events for the goodwill recorded on the SouthTX reporting unit and noted there were no substantive changes. A full impairment evaluation of the goodwill recorded on the SouthTX reporting unit will be performed once final purchase price adjustments have been made and the measurement period is completed.

Intangible Assets

The amounts included within intangible assets on RemainCo’s consolidated balance sheet at December 31, 2013 are associated entirely with APL’s operating activity. APL amortizes intangible assets with finite useful lives over their estimated useful lives. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset must be amortized over the best estimate of its useful life. At a minimum, APL will assess the useful lives of all intangible assets on an annual basis, on December 31, to determine if adjustments are required. The estimated useful life for APL’s customer contract intangible assets is based upon the approximate average length of customer contracts in existence and expected renewals at the date of acquisition. The estimated useful life for APL’s customer relationship intangible assets is based upon the estimated average length of non-contracted customer relationships in existence at the date of acquisition, adjusted for management’s estimate of whether these individual relationships will continue in excess or less than the average length (see Note 7).

Derivative Instruments

APL enters into certain financial contracts to manage its exposure to movement in commodity prices and interest rates. APL manages and reports the derivative assets and liabilities on the basis of its net exposure to market risks and credit risks by counterparty, measured at fair value (see “–Fair Value of Financial Instruments”). Changes in a derivative instrument’s fair value are recognized currently in RemainCo’s consolidated statements of operations. APL no longer applies hedge accounting for its derivatives. As such, changes in fair value of these derivatives are recognized immediately within derivative gain (loss), net in RemainCo’s consolidated statements of operations. Prior to discontinuance of hedge accounting, the change in APL’s fair value of these commodity derivative instruments was recognized in accumulated other comprehensive loss within equity on RemainCo’s consolidated balance sheets. Amounts in accumulated other comprehensive loss were reclassified to RemainCo’s consolidated statements of operations at the time the originally hedged physical transactions affected earnings. RemainCo has reclassified all earnings out of accumulated other comprehensive loss, within equity on its consolidated balance sheet and had no amounts in accumulated other comprehensive loss as of December 31, 2013

Fair Value of Financial Instruments

RemainCo uses a valuation framework based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources; whereas, unobservable inputs reflect RemainCo’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions about the assumptions market participants would use in the pricing of the asset or liability and are consequently not based on market activity but rather through particular valuation techniques.

RemainCo uses a market approach fair value methodology to value APL’s assets and liabilities for its outstanding derivative contracts (see Note 11). APL manages and reports the derivative assets and liabilities on the basis of its net exposure to market risks and credit risks by counterparty. APL has a financial risk management committee (the “Financial Risk Management Committee”), which sets the policies, procedures and valuation methods utilized by APL to value its derivative contracts. The Financial Risk Management Committee members include, among others, APL’s Chief Executive Officer, Chief Financial Officer and Vice Chairman of

the managing board of APL’s General Partner. The Financial Risk Management Committee receives daily reports and meets on a weekly basis to review the risk management portfolio and changes in the fair value in order to determine appropriate actions.

Income Taxes

APL and the respective subsidiaries thereof are not subject to U.S. federal and most state income taxes. The partners of these entities are liable for income tax in regard to their distributive share of the entities’ taxable income. Such taxable income may vary substantially from net income (loss) reported in the accompanying consolidated financial statements. Certain corporate subsidiaries of APL are subject to federal and state income tax. The federal and state income taxes related to RemainCo and these corporate subsidiaries were immaterial to the consolidated financial statements as of December 31, 2013 and are recorded in pre-tax income on a current basis only. Accordingly, no federal or state deferred income tax has been provided for these corporate subsidiaries in the accompanying consolidated financial statements.

Each of the entities which comprise RemainCo evaluate tax positions taken or expected to be taken in the course of preparing their respective tax returns and disallows the recognition of tax positions not deemed to meet a “more-likely-than-not” threshold of being sustained by the applicable tax authority. RemainCo’s management does not believe it has any tax positions taken within its consolidated financial statements that would not meet this threshold. RemainCo’s policy is to record interest and penalties related to uncertain tax positions, when and if they become applicable. RemainCo has not recognized any potential interest or penalties in its consolidated financial statements for the year ended December 31, 2013.

RemainCo files Partnership Returns of Income in the U.S. and various state jurisdictions. With few exceptions, RemainCo is no longer subject to income tax examinations by major tax authorities for years prior to 2010. RemainCo is not currently being examined by any jurisdiction and is not aware of any potential examinations as of December 31, 2013.

APL Arkoma, Inc. is subject to federal and state income tax. APL’s corporate subsidiary accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of any tax rate change on deferred taxes is recognized in the period that includes the enactment date of the tax rate change. Realization of deferred tax assets is assessed and, if not more likely than not, a valuation allowance is recorded to write down the deferred tax assets to their net realizable value. The effective tax rate differs from the statutory rate due primarily to APL earnings that are generally not subject to federal and state income taxes at RemainCo level. See Note 9 for discussion of APL’s federal and state income tax expense (benefits) of its taxable subsidiary as well as its net deferred income tax assets (liabilities).

General and Administrative Expenses

For the year ended December 31, 2013 Atlas Energy has allocated $25.2 million of its historical general and administrative expenses to RemainCo according to the amounts associated with the management of RemainCo’s operations, including the Atlas Energy long-term incentive plan (see Note 16). RemainCo has reviewed Atlas Energy’s general and administrative expense allocation methodology and believes the methodology is reasonable and reflects the approximate general and administrative costs of the management of its operations.

Interest Expense

For the year ended December 31, 2013, Atlas Energy has allocated $3.2 million of its historical interest expense to RemainCo according to the amounts associated with the financing of RemainCo’s operations.

RemainCo has reviewed Atlas Energy’s interest expense allocation methodology and believes the methodology is reasonable and reflects the approximate interest expense associated with the management of its operations.

Share-Based Compensation

All share-based payments to employees, including grants of employee stock options, are recognized in the financial statements based on their fair values. Share-based awards, which have a cash option, are classified as liabilities on RemainCo’s consolidated balance sheets. All other share-based awards are classified as equity on RemainCo’s consolidated balance sheets. Compensation expense associated with share-based payments is recognized within general and administrative expenses on RemainCo’s statements of operations from the date of the grant through the date of vesting, amortized on a straight-line method. Generally, no expense is recorded for awards that do not vest due to forfeiture.

Environmental Matters

APL is subject to various federal, state and local laws and regulations relating to the protection of the environment. APL has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures, including legislation related to greenhouse gas emissions. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. At this time, APL is unable to assess the timing and/or effect of potential liabilities related to greenhouse gas emissions or other environmental issues. APL maintains insurance, which may cover, in whole or in part, certain environmental expenditures. At December 31, APL had no material environmental matters requiring specific disclosure or requiring the recognition of a liability.

Segment Information

RemainCo has two reportable segments: Gathering and Processing; and Transportation, Treating and Other (“Transportation and Treating”). These reportable segments reflect the way RemainCo manages its operations.

The Gathering and Processing segment consists of (1) APL’s SouthOK, SouthTX, WestOK and WestTX operations, which are comprised of natural gas gathering and processing assets servicing drilling activity in the Anadarko, Arkoma, Eagle Ford and Permian Basins; and (2) APL’s natural gas gathering assets located in the Barnett Shale play in Texas and the Appalachian Basin in Tennessee. Gathering and Processing revenues are primarily derived from the sale of residue gas and NGLs and the gathering, processing and treating of natural gas.

The Transportation and Treating segment consists of APL’s Gas Treating operations located in various shale plays including the Avalon, Eagle Ford, Granite Wash, Haynesville, Fayetteville and Woodford; and APL’s 20% interest in the equity income generated by WTLPG, which owns a common-carrier pipeline system that transports NGLs from New Mexico and Texas to Mont Belvieu, Texas for fractionation. Contract gas treating revenues are primarily derived from monthly lease fees for use of treating facilities. Pipeline revenues are primarily derived from transportation fees.

Revenue Recognition

RemainCo’s revenue primarily consists of APL’s sales of natural gas and NGLs along with the fees earned from APL’s gathering, processing, treating and transportation operations. Under certain agreements, APL purchases natural gas from producers and moves it into receipt points on its pipeline systems, and then sells the natural gas, or produced NGLs, if any, off delivery points on its systems. Under other agreements, APL gathers natural gas across its systems, from receipt to delivery point, without taking title to the natural gas. Revenue associated with the physical sale of natural gas and NGLs is recognized upon physical delivery. In connection with APL’s gathering, processing and transportation operations, it enters into the following types of contractual relationships with its producers and shippers:

Fee-Based Contracts. These APL contracts provide a set fee for gathering and/or processing raw natural gas and for transporting NGLs. Revenue is a function of the volume of natural gas that APL gathers and processes or the volume of NGLs transported and is not directly dependent on the value of the natural gas or NGLs. However, sustained low commodity prices could result in a decline in drilling activities by producers with consequently a decline in volumes, and a corresponding decrease in fee revenue. APL is also paid a separate compression fee on many of its gathering systems. The fee is dependent upon the volume of gas flowing through its compressors and the quantity of compression stages utilized to gather the gas.

POP Contracts. These contracts provide for APL to retain a negotiated percentage of the sale proceeds from residue gas and NGLs it gathers and processes, with the remainder being remitted to the producer. In this contract-type, APL and the producer are directly dependent on the volume of the commodity and its value; APL effectively owns a percentage of the commodity and revenues are directly correlated to its market value. POP contracts may include a fee component, which is charged to the producer.

Fixed Recoveries. APL’s fee-based or POP contracts sometimes include fixed recovery terms, which mean the prices paid or products returned to the producer are calculated using an agreed NGL recovery factor, regardless of the volumes of NGLs actually recovered through processing.

Keep-Whole Contracts. These contracts require APL, as the processor and gatherer, to gather or purchase raw natural gas at current market rates per MMBTU. The volume and energy content of gas gathered or purchased is based on the measurement at an agreed upon location (generally at the wellhead). The BTU quantity of gas redelivered or sold at the tailgate of APL’s processing facility may be lower than the BTU quantity purchased at the wellhead primarily due to the NGLs extracted from the natural gas when processed through a plant. APL must make up or “keep the producer whole” for this loss in BTU quantity. To offset the make-up obligation, APL retains the NGLs, which are extracted, and sells them for its own account. Therefore, APL bears the economic risk (the “processing margin risk”) that (1) the BTU quantity of residue gas available for redelivery to the producer may be less than received from the producer; and/or (2) the aggregate proceeds from the sale of the processed natural gas and NGLs could be less than the amount APL paid for the unprocessed natural gas. In order to help mitigate the risk associated with Keep-Whole contracts APL generally imposes a fee to gather the gas that is settled under this arrangement. Also, because the natural gas volumes contracted under some Keep-Whole agreements are lower in BTU content and thus can meet downstream pipeline specifications without being processed, the natural gas can be bypassed around the processing plants on these systems and delivered directly into downstream pipelines during periods when the processing margin risk is uneconomic.

APL accrues unbilled revenue and the related purchase costs due to timing differences between the delivery of natural gas, NGLs, and condensate and the receipt of a delivery statement. This revenue is recorded based upon volumetric data from APL’s records and management estimates of the related gathering and compression fees, which are, in turn, based upon applicable product prices. RemainCo had unbilled revenues at December 31, 2013 of $134.9 million, which are included in accounts receivable within its consolidated balance sheet.

Accrued Producer Liabilities

Accrued producer liabilities on RemainCo’s consolidated balance sheet represent APL’s accrued purchase commitments payable to producers related to gas gathered and processed through its system under its POP and Keep-Whole contracts (see “–Revenue Recognition”).

Net Income (Loss) Per Common Unit

Basic net income (loss) attributable to common limited partners per unit is computed by dividing net income (loss) attributable to common limited partners, which is determined after the deduction of net income attributable to participating securities, if applicable, by the weighted average number of common limited partner units outstanding during the period.

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per unit pursuant to the two-class method. Atlas Energy’s phantom unit awards, which consist of common units issuable under the terms of its long-term incentive plans and incentive compensation agreements (see Note 16), contain non-forfeitable rights to distribution equivalents of Atlas Energy. The participation rights result in a non-contingent transfer of value each time Atlas Energy declares a distribution or distribution equivalent right during the award’s vesting period. However, unless the contractual terms of the participating securities require the holders to share in the losses of the entity, net loss is not allocated to the participating securities. As such, the net income utilized in the calculation of net income (loss) per unit must be after the allocation of only net income to the phantom units on a pro-rata basis.

The following is a reconciliation of net income (loss) allocated to the common limited partners for purposes of calculating net income (loss) attributable to common limited partners per unit (in thousands, except unit data):

Year Ended December 31,
Continuing Operations:	2013
Net loss	$(120,083)
Loss attributable to non-controlling interests	93,281

Net loss attributable to common limited partners	(26,802)
Less: Net income attributable to participating securities – phantom units(1)	—

Net loss utilized in the calculation of net loss attributable to common limited partners per unit	$(26,802)

(1)	Net income attributable to common limited partners’ ownership interests is allocated to the phantom units on a pro-rata basis (weighted average phantom units outstanding as a percentage of the sum of the weighted average phantom units and common limited partner units outstanding). For the year ended December 31, 2013, net loss attributable to common limited partners’ ownership interest is not allocated to approximately 2,278,000 phantom units because the contractual terms of the phantom units as participating securities do not require the holders to share in the losses of the entity.

Diluted net income (loss) attributable to common limited partners per unit is calculated by dividing net income (loss) attributable to common limited partners, less income allocable to participating securities, by the sum of the weighted average number of common limited partner units outstanding and the dilutive effect of unit option awards, as calculated by the treasury stock method. Unit options consist of common units issuable upon payment of an exercise price by the participant under the terms of Atlas Energy’s long-term incentive plans (see Note 16).

The following table sets forth the reconciliation of Atlas Energy’s weighted average number of common limited partner units used to compute basic net income (loss) attributable to common limited partners per unit with those used to compute diluted net income (loss) attributable to common limited partners per unit (in thousands):

Year Ended December 31,
2013
Weighted average number of common limited partners per unit—basic	51,387
Add effect of dilutive incentive awards(1)	—

Weighted average number of common limited partners per unit—diluted	51,387

(1)	For the year ended December 31, 2013, approximately 3,995,000 units were excluded from the computation of diluted earnings attributable to common limited partners per unit because the inclusion of such units would have been anti-dilutive.

Recently Adopted Accounting Standards

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date (“Update 2013-04”). Update 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements, for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations and settled litigation and judicial rulings. Update 2013-04 requires an entity to measure joint and several liability arrangements, for which the total amount of the obligation is fixed at the reporting date as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, Update 2013-04 provides disclosure guidance on the nature and amount of the obligation as well as other information. Update 2013-04 is effective for fiscal years and interim periods within those years, beginning after December 15, 2013. RemainCo adopted the requirements of Update 2013-04 upon its effective date of January 1, 2014, and it had no material impact on its financial position, results of operations or related disclosures.

Recently Issued Accounting Standards

In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation (Topic 718) (“Update 2014-12”). The amendments in Update 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in Update 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in Update 2014-12 either (a) prospectively to all awards granted or modified after the effective date, or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. RemainCo will adopt the requirements of Update 2014-12 upon its effective date of January 1, 2016, and is evaluating the impact of the adoption on its financial position, results of operations or related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“Update 2014-09”), which supersedes the revenue recognition requirements (and some cost guidance) in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the Accounting Standards Codification. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (for example, assets within the scope of Topic 360, Property, Plant and Equipment, and intangible assets within the scope of Topic 350, Intangibles – Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in Update 2014-09. Topic 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this, an entity should identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies the performance obligations. These requirements are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. RemainCo will adopt the requirements of Update 2014-09 retrospectively upon its effective date of January 1, 2017, and is evaluating the impact of the adoption on its financial position, results of operations or related disclosures.

NOTE 3 – ACQUISITIONS

Cardinal Midstream, LLC

On December 20, 2012, APL completed the acquisition of 100% of the equity interests held by Cardinal Midstream, LLC (“Cardinal”) in three wholly-owned subsidiaries for $598.9 million in cash, including final purchase price adjustments, less cash received (the “Cardinal Acquisition”). The assets of these companies, which are referred to as the Arkoma assets, include gas gathering, processing and treating facilities in Arkansas, Louisiana, Oklahoma and Texas. The acquisition includes a 60% interest in Centrahoma Processing, LLC (“Centrahoma”). The remaining 40% ownership interest in Centrahoma is held by MarkWest Oklahoma Gas Company LLC (“MarkWest”), a wholly-owned subsidiary of MarkWest Energy Partners, L.P. (NYSE: MWE). As part of the Cardinal Acquisition, APL placed $25.0 million into escrow to cover potential indemnity claims. The $25.0 million was released to the sellers in June 2013.

APL funded the purchase price for the Cardinal Acquisition in part from the private placement of $175.0 million of its 6.625% senior unsecured notes due October 1, 2020 (“6.625% Senior Notes”) at a premium of 3.0%, for net proceeds of $176.1 million (see Note 13); and from the sale of 10,507,033 common limited partner units in a public offering at a negotiated purchase price of $31.00 per unit, generating net proceeds of approximately $319.3 million, including Atlas Energy’s contribution of $6.7 million to maintain its 2.0% general partner interest in APL (see Note 5). APL funded the remaining purchase price from its senior secured revolving credit facility (see Note 13).

APL accounted for this transaction as a business combination. Accordingly, APL evaluated the identifiable assets acquired and liabilities assumed at their respective acquisition date fair values. The following table presents the values assigned to the assets acquired and liabilities assumed in the Cardinal Acquisition, based on their final estimated fair values as of the date of acquisition, including the 40% non-controlling interest of Centrahoma held by MarkWest (in thousands):

Cash	$1,184
Accounts receivable	13,783
Prepaid expenses and other	1,289
Property, plant and equipment	246,787
Intangible assets	232,740
Goodwill	214,090

Total assets acquired	709,873

Current portion of long-term debt	(341)
Accounts payable and accrued liabilities	(14,596)
Deferred tax liability, net	(35,353)
Long-term debt, less current portion	(604)

Total liabilities acquired	(50,894)

Non-controlling interest	(58,905)

Net assets acquired	600,074
Less cash received	(1,184)

Net cash paid for acquisition	$598,890

The fair value of MarkWest’s 40% non-controlling interest in Centrahoma was based upon the purchase price allocated to the 60% controlling interest APL acquired using an income approach. This measurement uses significant inputs that are not observable in the market and thus represents a fair value measurement categorized within Level 3 of the fair value hierarchy. The 40% non-controlling interest in Centrahoma was reduced by a 5.0% adjustment for lack of control that market participants would consider when measuring its fair value.

Subsequent to recording the final estimated fair values of the assets acquired and liabilities assumed in the Cardinal Acquisition, APL determined that a portion of goodwill recorded in connection with the acquisition was impaired (see Note 7).

TEAK Midstream, LLC

On May 7, 2013, APL completed the acquisition of 100% of the equity interests of TEAK Midstream, LLC (“TEAK”) for $974.7 million in cash, including final purchase price adjustments, less cash received (the “TEAK Acquisition”), including $50.0 million placed into escrow to cover potential indemnity claims. The $50.0 million in escrow was released during 2013. The assets of these companies, which are referred to as the SouthTX assets, include the following gas gathering and processing facilities in Texas:

•	the Silver Oak I plant, which is a 200 MMCFD cryogenic processing facility;

•	a second 200 MMCFD cryogenic processing facility, the Silver Oak II plant, expected to be in service the second quarter of 2014;

•	265 miles of primarily 20-24 inch gathering and residue lines;

•	approximately 275 miles of low pressure gathering lines;

•	a 75% interest in T2 LaSalle, which owns a 62 mile, 24-inch gathering line;

•	a 50% interest in T2 Eagle Ford, which owns a 45 mile 16-inch gathering pipeline; a 71 mile 24-inch gathering line; and a 50 mile residue pipeline; and

•	a 50% interest in T2 Co-Gen, which owns a cogeneration facility.

As a result of the TEAK Acquisition, APL has added additional gathering and processing capacity as well as fee-based cash flows from natural gas gathering and processing operations.

APL funded the purchase price for the TEAK Acquisition in part from the private placement of $400.0 million of Class D Preferred Units for net proceeds of $397.7 million, plus Atlas Energy’s contribution of $8.2 million to maintain its 2.0% general partner interest in APL (see Note 5); and in part from the sale of 11,845,000 common limited partner units in a public offering for net proceeds of approximately $388.4 million, plus Atlas Energy’s contribution of $8.3 million to maintain its 2.0% general partner interest in APL (see Note 5). APL funded the remaining purchase price from its senior secured revolving credit facility, and issued $400.0 million of 4.75% unsecured senior notes due November 15, 2021 (“4.75% Senior Notes”) on May 10, 2013 for net proceeds of $391.2 million to reduce the level of borrowings under the revolving credit facility as part of the TEAK Acquisition (see Note 13).

APL accounted for this transaction as a business combination. Accordingly, APL evaluated the identifiable assets acquired and liabilities assumed at their respective acquisition date fair values. Due to the recent date of acquisition, the accounting for the business combination is based on preliminary data that remains subject to adjustment and could change as APL continues to evaluate the facts and circumstances that existed as of the acquisition date and the changes could be material.

The following table presents the values assigned to the assets acquired and liabilities assumed in the TEAK Acquisition, based on their preliminary estimated fair values at the date of the acquisition (in thousands):

Cash	$8,074
Accounts receivable	11,055
Prepaid expenses and other	1,626
Property, plant and equipment	198,752
Intangible assets	450,000
Goodwill	188,859
Equity method investment in joint ventures	161,069

Total assets acquired	1,019,435

Accounts payable and accrued liabilities	(36,690)

Total liabilities acquired	(36,690)

Net assets acquired	982,745
Less cash received	(8,074)

Net cash paid for acquisition	$974,671

In conjunction with the issuance of APL’s common limited partner units associated with the acquisition, $14.3 million of transaction fees were included in the $388.4 million net proceeds recorded within common limited partners’ interests on RemainCo’s consolidated balance sheet. In conjunction with the issuance of APL’s Class D Preferred Units associated with the acquisition, $2.3 million of transaction fees were included in the $397.7 million proceeds recorded within preferred limited partner interests on RemainCo’s consolidated balance sheet. In conjunction with the issuance of the 4.75% Senior Notes and an amendment of the revolving credit facility, $9.7 million of transaction fees were recorded as deferred finance costs within other assets, net on RemainCo’s consolidated balance sheet. Other acquisition costs of $19.3 million associated with the TEAK Acquisition were expensed as incurred and recorded to other costs on RemainCo’s consolidated statement of operations.

Revenues and net losses of $97.4 million and $14.6 million for the year ended December 31, 2013, respectively, from the acquisition date of May 7, 2013 have been included in RemainCo’s consolidated financial statements related to the TEAK Acquisition, which were included in RemainCo’s Gathering and Processing reportable segment. Net earnings of $1.1 million contributed from the TEAK Acquisition from April 1, 2013 (the effective date) to May 7, 2013 (the closing date) were included as a reduction to the purchase price.

The following table provides the unaudited pro forma revenue and net income for the year ended December 31, 2013 as if the following had been included in operations commencing on January 1, 2013: (1) the TEAK Acquisition; (2) the common unit equity offering for net proceeds of $388.4 million in April 2013; (3) the Class D Preferred Unit offering for net proceeds of $397.7 million in April 2013; (4) Atlas Energy’s contribution of $16.5 million to maintain its 2.0% general partner interest in APL; and (5) the issuance of $400.0 million of 4.75% Senior Notes for net proceeds of $391.2 million (in thousands, except per unit data; unaudited):

Year Ended December 31,
2013
Total revenues	$2,142,871
Net loss	(118,820)
Net loss attributable to common limited partners	(15,388)
Net loss attributable to common limited partners per unit
Basic and diluted	$(0.24)

RemainCo has prepared these unaudited pro forma financial results for comparative purposes only. These pro forma financial results may not be indicative of the results that would have occurred if APL had completed the TEAK Acquisition and financing transactions at the beginning of the period shown above or the results that will be attained in the future.

NOTE 4 – EQUITY METHOD INVESTMENTS

T2 Joint Ventures

On May 7, 2013, APL acquired a 75% interest in T2 LaSalle, a 50% interest in T2 Eagle Ford and a 50% interest in T2 EF Co-Gen as part of the TEAK Acquisition (see Note 3). The T2 Joint Ventures were formed to provide services for the benefit of the joint interest owners. The T2 Joint Ventures have capacity lease agreements with the joint interest owners, which cover the costs of operations of the T2 Joint Ventures. APL accounts for its investments in the joint ventures under the equity method of accounting.

APL evaluated whether the T2 Joint Ventures should be subject to consolidation. The T2 Joint Ventures do meet the qualifications of a Variable Interest Entity (“VIE”), but APL does not meet the qualifications as the primary beneficiary. Even though APL owns a 50% or greater interest in the T2 Joint Ventures, it does not have controlling financial interests in these entities. APL shares equal management rights with TexStar Midstream Services, L.P. (“TexStar”), the investor owning the remaining interests; and TexStar is the operator of the T2 Joint Ventures. APL determined that it should account for the T2 Joint Ventures under the equity method, since APL does not have a controlling financial interest, but does have a significant influence. APL’s maximum exposure to loss as a result of its involvement with the VIEs includes its equity investment, any additional capital contribution commitments and APL’s share of any approved operating expenses incurred by the VIEs.

The following table presents the value of APL’s equity method investments in joint ventures as of December 31, 2013 (in thousands):

December 31, 2013
WTLPG	$85,790
T2 LaSalle	50,534
T2 Eagle Ford	97,437
T2 EF Co-Gen	14,540

Equity method investment in joint ventures	$248,301

The following table presents APL’s equity income (loss) in joint ventures the year ended December 31, 2013 (in thousands):

Year Ended December 31,
2013
WTLPG	$4,988
T2 LaSalle	(3,127)
T2 Eagle Ford	(4,408)
T2 EF Co-Gen	(2,189)

Equity income (loss) in joint ventures	$(4,736)

NOTE 5 – EQUITY

APL Common Units

In November 2012, APL entered into an equity distribution program with Citigroup Global Markets, Inc. (“Citigroup”). Pursuant to this program, APL offered and sold through Citigroup, as its sales agent, common units for $150.0 million. Sales were at market prices prevailing at the time of the sale. During the year ended December 31, 2013, APL issued 3,895,679 common units, respectively, under the equity distribution program for net proceeds of $137.8 million, net of $2.8 million in commissions incurred from Citigroup, and other expenses. APL also received capital contributions from Atlas Energy of $2.9 million during the year ended December 31, 2013 to maintain its 2.0% general partner interest in APL. The net proceeds from the common unit offering were utilized for general partnership purposes. As of December 31, 2013, APL had used the full capacity under the equity distribution program.

In April 2013, APL sold 11,845,000 common units in a public offering at a price of $34.00 per unit, yielding net proceeds of $388.4 million after underwriting commissions and expenses. APL also received a capital contribution from Atlas Energy of $8.3 million to maintain its 2.0% general partnership interest. APL used the proceeds from this offering to fund a portion of the purchase price of the TEAK Acquisition (see Note 3). In connection with the issuance of APL common units during the year ended December 31, 2013, RemainCo recorded gains of $11.9 million within partners’ capital and a corresponding decrease in non-controlling interests on its consolidated balance sheets and consolidated statement of partners’ capital.

Cash Distributions

APL is required to distribute, within 45 days after the end of each quarter, all its available cash (as defined in its partnership agreement) for that quarter to its common unitholders (subject to the rights of any other class or series of APL’s securities with the right to share in APL’s cash distributions) and to RemainCo as general partner. If common unit distributions in any quarter exceed specified target levels, RemainCo will receive between 15% and 50% of such distributions in excess of the specified target levels, including its 2.0% interest. RemainCo, which holds all the incentive distribution rights in APL, has agreed to allocate up to $3.75 million of its incentive distribution rights per quarter back to APL after RemainCo receives the initial $7.0 million per quarter of incentive distribution rights.

Common unit and general partner distributions declared by APL for quarters ending from December 31, 2012 through September 30, 2013 were as follows:

For Quarter Ended	Date Cash Distribution Paid	Cash Distribution Per Common Limited Partner Unit	Total Cash Distribution to Common Limited Partners	Total Cash Distribution to the General Partner
			(in thousands)	(in thousands)
December 31, 2012	February 14, 2013	0.58	37,442	3,117
March 31, 2013	May 15, 2013	0.59	45,382	3,980
June 30, 2013	August 14, 2013	0.62	48,165	5,875
September 30, 2013	November 14, 2013	0.62	49,298	6,013

On January 28, 2014, APL declared a cash distribution of $0.62 per unit on its outstanding common limited partner units, representing the cash distribution for the quarter ended December 31, 2013. The $56.1 million distribution, including $6.1 million to the general partner for its general partner interest and incentive distribution rights, was paid on February 14, 2014 to unitholders of record at the close of business on February 7, 2014.

Class D Preferred Units

On May 7, 2013, APL completed a private placement of $400.0 million of its Class D Preferred Units to third party investors, at a negotiated price per unit of $29.75, resulting in net proceeds of $397.7 million pursuant to the Class D preferred unit purchase agreement dated April 16, 2013 (the “Commitment Date”). Atlas Energy contributed $8.2 million to maintain its 2.0% general partnership interest upon the issuance of the Class D Preferred Units. APL used the proceeds to fund a portion of the purchase price of the TEAK Acquisition (see Note 3). The Class D Preferred Units were offered and sold in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. APL has the right to convert the Class D Preferred Units, in whole but not in part, beginning one year following their issuance, into an equal number of common units, subject to customary anti-dilution adjustments. Unless previously converted, all Class D Preferred Units will convert into common units on May 7, 2015. In the event of any liquidation, dissolution or winding up of APL or the sale or other disposition of all or substantially all of the assets of APL, the holders of the Class D Preferred Units are entitled to receive, out of the assets of APL available for distribution to unit holders, prior and in preference to any distribution of any assets of APL to the holders of any other existing or subsequently issued units, an amount equal to $29.75 per Class D Preferred Unit plus any unpaid preferred distributions.

Upon the issuance of the Class D Preferred Units, APL entered into a registration rights agreement pursuant to which it agreed to file a registration statement with the SEC to register the resale of the common units issuable upon conversion of the Class D Preferred Units. APL agreed to use its commercially reasonable efforts to have the registration statement declared effective within 180 days of the date of conversion.

The fair value of APL’s common units on April 16, 2013 was $36.52 per unit, resulting in an embedded beneficial conversion discount (“discount”) on the Class D Preferred Units of $91.0 million. RemainCo recognized the fair value of the Class D Preferred Units with the offsetting intrinsic value of the discount within Class D preferred limited partner interests on its consolidated balance sheets as of December 31, 2013. The discount will be accreted and recognized as imputed dividends over the term of the Class D Preferred Units as within net income attributable to non-controlling interests on RemainCo’s consolidated statements of operations. For the year ended December 31, 2013, APL recorded $29.5 million within preferred unit imputed dividend effect on RemainCo’s consolidated statements of operations to recognize the accretion of the beneficial conversion discount. The Class D Preferred Units are presented combined with a net $61.5 million unaccreted beneficial conversion discount on RemainCo’s consolidated balance sheets as of December 31, 2013.

The Class D Preferred Units will receive distributions of additional Class D Preferred Units for the first four full quarterly periods following their issuance, and thereafter will receive distributions in Class D Preferred

Units, or cash, or a combination of Class D Preferred Units and cash, at the discretion of APL’s general partner. Cash distributions will be paid to the Class D Preferred Unit holders prior to any other distributions of available cash. Distributions will be determined based upon the cash distribution declared each quarter on APL’s common limited partner units plus a preferred yield premium. Class D Preferred Unit distributions, whether in kind units or in cash, will be accounted within net income attributable to non-controlling interests on RemainCo’s consolidated statements of operations. For the year ended December 31, 2013, APL recorded costs related to preferred unit distributions in kind of $23.6 million on RemainCo’s consolidated statements of operations. During the year ended December 31, 2013, APL distributed 378,486 Class D Preferred Units to the holders of the Class D Preferred Units. APL considers preferred unit distributions paid in kind to be a non-cash financing activity.

On January 28, 2014, APL declared a cash distribution of $0.62 per unit on its outstanding common limited partner units, representing the cash distribution for the quarter ended December 31, 2013. Based on this declaration, APL issued 274,785 Class D Preferred Units to the holders of the Class D Preferred Units as a preferred unit distribution in kind for the quarter ended December 31, 2013 on February 14, 2014, to the preferred unitholders of record at the close of business on February 7, 2014.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment, including leased property and equipment meeting capital lease criteria (see Note 13) (in thousands):

	December 31, 2013	Estimated Useful Lives in Years
Pipelines, processing and compression facilities	$2,885,303	2 – 40
Rights of way	203,136	20 – 40
Buildings	10,291	40
Furniture and equipment	13,800	3 – 7
Other	15,805	3 – 10

	3,128,335
Less – accumulated depreciation	(404,143)

	$2,724,192

RemainCo recorded depreciation expense on APL’s property, plant and equipment, including capital lease arrangements (see Note 13), of $99.7 million for the year ended December 31, 2013, on its consolidated statements of operations.

APL capitalizes interest on borrowed funds related to capital projects only for periods that activities are in progress to bring these projects to their intended use. The weighted average interest rate used to capitalize interest on borrowed funds was 5.8% for the year ended December 31, 2013. The amount of interest capitalized was $7.5 million for the year ended December 31, 2013.

APL owns and leases certain gas treating assets that are used to remove impurities from natural gas before it is delivered into gathering systems and transmission pipelines to ensure it meets pipeline quality specifications. These assets are included within pipelines, processing and compression facilities within property, plant and equipment on RemainCo’s consolidated balance sheet. Revenues from these lease arrangements are recorded within transportation, processing and other fee revenues on RemainCo’s consolidated statement of operations. Future minimum rental income related to these lease arrangements is estimated to be as follows for each of the next five calendar years: 2014 - $4.0 million; 2015 - $3.0 million; 2016 - $1.0 million; 2017 - 2018 - none.

NOTE 7 – GOODWILL AND INTANGIBLE ASSETS

RemainCo had goodwill on its consolidated balance sheets of $368.6 million at December 31, 2013. During the year ended December 31, 2013, APL recorded $188.9 million of goodwill related to the TEAK Acquisition, a $96.7 million reduction in goodwill related to an adjustment of the fair value of assets acquired and liabilities assumed from the Cardinal Acquisition and a $43.9 million reduction in goodwill related to APL’s impairment of goodwill recorded for the Gas Treating reporting unit acquired as part of the Cardinal Acquisition. The goodwill related to the Cardinal Acquisition is a result of the strategic industry position and potential future synergies. The goodwill related to the TEAK Acquisition is a result of the strategic industry position (see Note 3). APL expects all goodwill recorded to be deductible for tax purposes.

Subsequent to recording the final estimated fair values of the assets acquired and liabilities assumed in the Cardinal Acquisition, APL determined that a portion of goodwill recorded in connection with the acquisition was impaired. APL performed a qualitative assessment for goodwill impairment on the Gas Treating reporting unit. The assessment indicated the potential for goodwill recorded on Gas Treating to be impaired due to lower forecasted cash flows as compared to original forecasts. Using a combination of discounted cash flow models and market multiples for similar businesses, APL measured the amount of goodwill impairment on Gas Treating to be $43.9 million. Accordingly, RemainCo recorded a goodwill impairment loss of $43.9 million on its consolidated statement of operations for the year ended December 31, 2013.

RemainCo has recorded intangible assets with finite lives in connection with certain of APL’s consummated acquisitions including the Cardinal and TEAK Acquisitions. As part of the TEAK Acquisition, RemainCo recognized $450.0 million of APL’s customer relationships with an estimated useful life of 13 years. As part of the Cardinal Acquisition, RemainCo recognized $232.3 million of APL’s customer relationships with estimated useful lives of 8 to 15 years, and $0.4 million of APL’s customer contracts with an estimated useful life of 2 years. The following table reflects the components of intangible assets being amortized at December 31, 2013 (in thousands):

	December 31, 2013	Estimated Useful Lives In Years
Gross carrying amount:
Customer contracts	$3,419	2–10
Customer relationships	887,653	7–15

	891,072

Accumulated amortization:
Customer contracts	(779)
Customer relationships	(194,022)

	(194,801)

Net carrying amount:
Customer contracts	2,640
Customer relationships	693,631

Net carrying amount	$696,271

The weighted-average amortization period for customer contracts and customer relationships is 9.4 years and 12.1 years, respectively. RemainCo recorded amortization expense on APL’s intangible assets of $68.9 million for the year ended December 31, 2013 on its consolidated statement of operations. Amortization expense related to intangible assets is estimated to be as follows for each of the next five calendar years: 2014 - $78.0 million; 2015 through 2016 - $72.8 million per year; 2017 - $66.7 million per year; 2018 - $58.3 million.

The valuation assessment for the TEAK Acquisition has not been completed as of December 31, 2013 and the estimates of fair value of goodwill and intangible assets with finite lives reflected as of December 31, 2013 are subject to change and the change may be material (see Note 3).

NOTE 8 – OTHER ASSETS

The following is a summary of other assets (in thousands):

December 31, 2013
Deferred finance costs, net of accumulated amortization of $22,504 at December 31, 2013	$44,931
Security deposits	5,367

$50,298

Deferred finance costs are recorded at cost and amortized over the term of the respective debt agreement (see Note 13). During the year ended December 31, 2013, APL redeemed all of its outstanding $365.8 million 8.75% unsecured senior notes due June 15, 2018 (“8.75% Senior Notes”) (see Note 13) and recognized accelerated amortization of deferred financing costs. During the year ended December 31, 2013, APL recorded $5.3 million related to accelerated amortization of deferred financing costs associated with the retirement of debt, which is included in loss on early extinguishment of debt on RemainCo’s consolidated statement of operations. Amortization expense of deferred finance costs, excluding accelerated amortization expense, was $7.4 million for the year ended December 31, 2013, which is recorded within interest expense on RemainCo’s consolidated statement of operations.

NOTE 9 – INCOME TAXES

As part of the Cardinal Acquisition (see Note 3), APL acquired APL Arkoma, Inc., a taxable subsidiary. The components of the federal and state income tax benefit of APL’s taxable subsidiary for the year ended December 31, 2013 are summarized as follows (in thousands):

Year Ended December 31,
2013
Deferred benefit:
Federal	$(2,024)
State	(236)

Total income tax benefit	$(2,260)

The components of net deferred tax liabilities as of December 31, 2013 consist of the following (in thousands):

December 31, 2013
Deferred tax assets:
Net operating loss tax carryforwards and alternative minimum tax credits	$14,900
Deferred tax liabilities:
Excess of asset carrying value over tax basis	(48,190)

Net deferred tax liabilities	$(33,290)

As of December 31, 2013, APL had net operating loss carry forwards for federal income tax purposes of approximately $38.5 million, which expire at various dates from 2029 to 2033. Management believes it more likely than not that the deferred tax asset will be fully utilized.

NOTE 10 – DERIVATIVE INSTRUMENTS

APL uses derivative instruments in connection with its commodity price risk management activities. APL uses financial swap and put option instruments to hedge its forecasted natural gas, NGLs and condensate sales against the variability in expected future cash flows attributable to changes in market prices. Swap instruments are contractual agreements between counterparties to exchange obligations of money as the underlying natural gas, NGLs and condensate are sold. Under its swap agreements, APL receives a fixed price and remits a floating price based on certain indices for the relevant contract period. The swap agreement sets a fixed price for the product being hedged. Commodity-based put option instruments are contractual agreements that require the payment of a premium and grant the purchaser of the put option the right to receive the difference between a fixed, or strike, price and a floating price based on certain indices for the relevant contract period, if the floating price is lower than the fixed price. The put option instrument sets a floor price for commodity sales being hedged. A costless collar is a combination of a purchased put option and a sold call option, in which the premiums net to zero. A costless collar eliminates the initial cost of the purchased put, but places a ceiling price for commodity sales being hedged.

APL no longer applies hedge accounting for derivatives. Changes in fair value of derivatives are recognized immediately within derivative gain (loss), net in RemainCo’s consolidated statement of operations. The change in fair value of commodity-based derivative instruments, which was previously recognized in accumulated other comprehensive loss within equity on RemainCo’s consolidated balance sheet, was reclassified to RemainCo’s consolidated statements of operations at the time the originally hedged physical transactions affected earnings. RemainCo has reclassified all earnings out of accumulated other comprehensive income (loss), within equity on RemainCo’s consolidated balance sheet and there was no balance outstanding as of the year ended December 31, 2012.

APL enters into derivative contracts with various financial institutions, utilizing master contracts based upon the standards set by the International Swaps and Derivatives Association, Inc. These contracts allow for rights of setoff at the time of settlement of the derivatives. Due to the right of setoff, derivatives are recorded on RemainCo’s consolidated balance sheets as assets or liabilities at fair value on the basis of the net exposure to each counterparty. Potential credit risk adjustments are also analyzed based upon the net exposure to each counterparty. Premiums paid for purchased options are recorded on RemainCo’s consolidated balance sheet as the initial value of the options. Changes in the fair value of the options are recognized within derivative gain (loss), net as unrealized gain (loss) on RemainCo’s consolidated statement of operations. Premiums are reclassified to realized gain (loss) within derivative gain (loss), net at the time the option expires or is exercised. RemainCo reflected net derivative liabilities on its consolidated balance sheet of $9.1 million at December 31, 2013.

The following tables summarize APL’s gross fair values of its derivative instruments, presenting the impact of offsetting derivative assets and liabilities on RemainCo’s consolidated balance sheet as of December 31, 2013 (in thousands):

Offsetting of Derivative Assets

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets Presented in the Consolidated Balance Sheet
As of December 31, 2013:
Current portion of derivative assets	$1,310	$(1,136)	$174
Long-term portion of derivative assets	5,082	(2,812)	2,270
Current portion of derivative liabilities	1,612	(1,612)	—
Long-term portion of derivative liabilities	949	(949)	—

Total derivative assets, net	$8,953	$(6,509)	$2,444

Offsetting of Derivative Liabilities

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet
As of December 31, 2013:
Current portion of derivative assets	$(1,136)	$1,136	$—
Long-term portion of derivative assets	(2,812)	2,812	—
Current portion of derivative liabilities	(12,856)	1,612	(11,244)
Long-term portion of derivative liabilities	(1,269)	949	(320)

Total derivative liabilities, net	$(18,073)	$6,509	$(11,564)

The following table summarizes APL’s commodity derivatives as of December 31, 2013 (fair value and volumes in thousands):

Production Period	Commodity	Volumes(1)	Average Fixed Price ($/Volume)	Fair Value(2) Asset/ (Liability)
Fixed price swaps
2014	Natural gas	12,900	$3.98	$(2,588)
2015	Natural gas	16,960	4.23	1,368
2016	Natural gas	6,150	4.30	950
2014	NGLs	82,404	1.18	(9,791)
2015	NGLs	41,454	1.08	(2,083)
2016	NGLs	6,300	1.03	(92)
2014	Crude oil	312	92.37	(1,245)
2015	Crude oil	60	85.13	(186)

Total fixed price swaps				(13,667)

Purchased Put Options
2014	Natural gas	600	4.13	168
2014	NGLs	4,410	1.00	100
2015	NGLs	1,890	0.90	110
2014	Crude oil	449	94.69	2,019
2015	Crude oil	270	89.18	2,150

Total options				4,547

Total derivatives				$(9,120)

(1)	NGL volumes are stated in gallons. Crude oil volumes are stated in barrels. Natural gas volumes are stated in MMBTUs.
(2)	See Note 11 for discussion on fair value methodology.

The following tables summarize the gross effect of APL’s derivative instruments on RemainCo’s consolidated statements of operation for 2013 (in thousands):

For the Year Ended December 31, 2013
Derivatives not designated as hedges
Gain (loss) recognized in derivative gain (loss), net:
Commodity contract - realized(1)	$(324)
Commodity contract - unrealized(2)	(28,440)

Derivative gain (loss), net	$(28,764)

(1)	Realized gain (loss) represents the gain or loss incurred when the derivative contract expires and/or is cash settled.
(2)	Unrealized gain (loss) represents the mark-to-market gain or loss recognized on open derivative contracts, which have not yet settled.

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS

RemainCo uses a valuation framework based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources; whereas, unobservable inputs reflect RemainCo’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into Levels 1, 2 and 3 (see Note 2 “Fair Value of Financial Instruments”).

Derivative Instruments

At December 31, 2013, the valuations for all APL’s derivative contracts are defined as Level 2 assets and liabilities within the same class of nature and risk, with the exception of APL’s NGL fixed price swaps and NGL options, which are defined as Level 3 assets and liabilities within the same class of nature and risk.

APL’s Level 2 commodity derivatives include natural gas and crude oil swaps and options, which are calculated based upon observable market data related to the change in price of the underlying commodity. These swaps and options are calculated by utilizing the New York Mercantile Exchange (“NYMEX”) quoted prices for futures and option contracts traded on NYMEX that coincide with the underlying commodity, expiration period, strike price (if applicable) and pricing formula utilized in the derivative instrument.

Valuations for APL’s NGL options are based on forward price curves developed by financial institutions, and therefore are defined as Level 3. The NGL options are over-the-counter instruments that are not actively traded in an open market, thus APL utilizes the valuations provided by the financial institutions that provide the NGL options for trade. RemainCo tests these valuations for reasonableness through the use of an internal valuation model.

Valuations for APL’s NGL fixed price swaps are based on forward price curves provided by a third party, which APL considers to be Level 3 inputs. The prices are adjusted based upon the relationship between the prices for the product/locations quoted by the third party and the underlying product/locations utilized for the swap contracts, as determined by a regression model of the historical settlement prices for the different product/locations. The regression model is recalculated on a quarterly basis. This adjustment is an unobservable Level 3 input. The NGL fixed price swaps are over-the-counter instruments which are not actively traded in an open market. However, the prices for the underlying products and locations do have a direct correlation to the prices for the products and locations provided by the third party, which are based upon trading activity for the products and locations quoted. A change in the relationship between these prices would have a direct impact upon the unobservable adjustment utilized to calculate the fair value of the NGL fixed price swaps.

The following table represents APL’s derivative assets and liabilities recorded at fair value as of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2013
Assets
Commodity swaps	$—	$2,994	$1,412	$4,406
Commodity options	—	4,337	210	4,547

Total assets	—	7,331	1,622	8,953

Liabilities
Commodity swaps	—	(4,695)	(13,378)	(18,073)

Total liabilities	—	(4,695)	(13,378)	(18,073)

Total derivatives	$—	$2,636	$(11,756)	$(9,120)

APL’s Level 3 fair value amount relates to its derivative contracts on NGL fixed price swaps and NGL options. The following table provides a summary of changes in fair value of APL’s Level 3 derivative instruments for the year ended December 31, 2013 (in thousands):

	NGL Fixed Price Swaps		NGL Put Options		Total
	Gallons	Amount	Gallons	Amount	Amount
Balance – January 1, 2012	87,066	$16,814	38,556	$6,269	$23,083
New contracts(1)	104,328	—	7,560	816	816
Cash settlements from unrealized gain (loss)(2)(3)	(61,236)	(11,496)	(39,816)	8,545	(2,951)
Net change in unrealized gain (loss)(2)	—	(17,284)	—	(2,367)	(19,651)
Deferred option premium recognition(3)	—	—	—	(13,053)	(13,053)

Balance – December 31, 2013	130,158	$(11,966)	6,300	$210	$(11,756)

(1)	Swaps are entered into with no value on the date of trade. Options include premiums paid, which are included in the value of the derivatives on the date of trade.
(2)	Included within derivative gain (loss), net on RemainCo’s consolidated statement of operations.
(3)	Includes option premium cost reclassified from unrealized gain (loss) to realized gain (loss) at time of option expiration.

The following table provides a summary of the unobservable inputs used in the fair value measurement of APL’s NGL fixed price swaps at December 31, 2013 (in thousands):

	Gallons	Third Party Quotes(1)	Adjustments(2)	Total Amount
As of December 31, 2013
Propane swaps	100,296	$(10,260)	$—	$(10,260)
Isobutane swaps	6,300	(2,342)	955	(1,387)
Normal butane swaps	7,560	40	322	362
Natural gasoline swaps	16,002	132	(813)	(681)

Total NGL swaps – December 31, 2013	130,158	$(12,430)	$464	$(11,966)

(1)	Based upon the difference between the quoted market price provided by the third party and the fixed price of the swap.
(2)	Product and location basis differentials calculated through the use of a regression model, which compares the difference between the settlement prices for the products and locations quoted by the third party and the settlement prices for the actual products and locations underlying the derivatives, using a three year historical period.

The following table provides a summary of the regression coefficient utilized in the calculation of the unobservable inputs for the Level 3 fair value measurements for APL’s NGL fixed price swaps for 2013 (in thousands):

	Level 3 NGL Swap Fair	Adjustment based upon Regression Coefficient
	Value Adjustments	Lower 95%	Upper 95%	Average
As of December 31, 2013:
Isobutane	955	1.1184	1.1284	1.1234
Normal butane	322	1.0341	1.0386	1.0364
Natural gasoline	(813)	0.9727	0.9751	0.9739

Total Level 3 adjustments – December 31, 2013	$464

NGL Linefill

APL had $14.5 million of NGL linefill at December 31, 2013 which was included within prepaid expenses and other on RemainCo’s consolidated balance sheet. The NGL linefill represents amounts receivable for NGLs delivered to counterparties, for which the counterparty will pay at a designated later period at a price determined by the then market price. APL’s NGL linefill held by one counterparty will be settled at various periods in the future and is defined as a Level 3 asset, which is valued using the same forward price curve utilized to value APL’s NGL fixed price swaps. The product/location adjustment based upon the multiple regression analysis, which was included in the value of the linefill, was a reduction of $0.4 million as of December 31, 2013. APL’s NGL linefill held by other counterparties is adjusted on a monthly basis according to the volumes delivered to the counterparties each period and is valued on a first in first out (“FIFO”) basis.

The following table provides a summary of changes in fair value of APL’s NGL linefill for the year ended December 31, 2013 (in thousands):

	Linefill Valued at Market		Linefill Valued on FIFO		Total NGL Linefill
	Gallons	Amount	Gallons	Amount	Gallons	Amount
Balance – January 1, 2012	9,148	$7,783	—	$—	9,148	$7,783
Deliveries into NGL linefill	—	—	80,758	60,565	80,758	60,565
NGL linefill sales	(3,360)	(2,795)	(71,433)	(52,155)	(74,793)	(54,950)
Net change in NGL linefill valuation(1)	—	(249)	—	—	—	(249)
Acquired NGL linefill(2)	—	—	2,213	1,368	2,213	1,368

Balance – December 31, 2013	5,788	$4,739	11,538	$9,778	17,326	$14,517

(1)	Included within natural gas and liquid sales on RemainCo’s consolidated statement of operations.
(2)	NGL linefill acquired as part of the Cardinal and TEAK Acquisitions (see Note 3).

Contingent Consideration

In February 2012, APL acquired a gas gathering system and related assets for an initial net purchase price of $19.0 million. APL agreed to pay up to an additional $12.0 million, payable in two equal amounts, if certain volumes are achieved on the acquired gathering system within a specified time period (“Trigger Payments”). Sufficient volumes were achieved in December 2012 and APL paid the first Trigger Payment of $6.0 million in January 2013. As of December 31, 2013, the fair value of the remaining Trigger Payment resulted in a $6.0 million long term liability, which was recorded within other long term liabilities on RemainCo’s consolidated balance sheet. The range of the undiscounted amount APL could pay related to the remaining Trigger Payment is between $0.0 and $6.0 million.

Other Financial Instruments

The estimated fair value of APL’s other financial instruments has been determined based upon its assessment of available market information and valuation methodologies. However, these estimates may not necessarily be indicative of the amounts APL could realize upon the sale or refinancing of such financial instruments.

APL’s current assets and liabilities on RemainCo’s consolidated balance sheet, other than the derivatives, NGL linefill and contingent consideration discussed above, are considered to be financial instruments for which the estimated fair values of these instruments approximate their carrying amounts due to their short-term nature and thus are categorized as Level 1 values. The carrying values of outstanding borrowings under APL’s revolving credit facility and Atlas Energy’s term loan facility, both of which bear interest at variable interest rates, approximate their estimated fair values and thus are categorized as Level 1 values. The estimated fair value of APL’s Senior Notes (see Note 13) is based upon the market approach and calculated using the yield of the Senior Notes as provided by financial institutions and thus is categorized as a Level 3 value. The estimated fair value of RemainCo and APL’s total debt at December 31, 2013, which consists principally of borrowings under the revolving credit facility and the Senior Notes, were $1,753.4 million, compared with the carrying amount of $1,797.1 million.

Acquisitions

On December 20, 2012, APL completed the Cardinal Acquisition (see Note 3). On May 7, 2013, APL completed the TEAK Acquisition (see Note 3). The fair value measurements of assets acquired and liabilities assumed are based on inputs that are not observable in the market and therefore represent Level 3 inputs. These inputs require significant judgments and estimates at the time of the valuation. The estimates of fair value of the TEAK assets as of the acquisition date, which are reflected in RemainCo’s consolidated balance sheet as of December 31, 2013, are subject to change as the final valuation has not yet been completed, and such changes may be material (see Note 3).

NOTE 12 – ACCRUED LIABILITIES

The following is a summary of accrued liabilities (in thousands):

December 31, 2013
Accrued capital expenditures	$17,898
Acquisition-related liabilities	8,933
Accrued ad valorem and production taxes	3,551
Other	20,280

$50,662

NOTE 13 — DEBT

Total debt consists of the following (in thousands):

December 31, 2013
Term loan facility	$89,775
APL Revolving credit facility	152,000
APL 6.625% Senior notes – due 2020	504,556
APL 5.875% Senior notes – due 2023	650,000
APL 4.750% Senior notes – due 2021	400,000
APL Capital lease obligations	754

Total debt	1,797,085
Less current maturities	(1,424)

Total long term debt	$1,795,661

The aggregate amount of RemainCo’s debt maturities is as follows (in thousands):

Years Ended December 31:
2014	$1,424
2015	225
2016	5
2017	152,000
2018	—
Thereafter	1,638,875

Total principal maturities	1,792,529
Unamortized premium	4,556

Total debt	$1,797,085

Cash payments for interest related to debt, net of capitalized interest, were $69.0 million for the year ended December 31, 2013.

Term Loan Facility

In July 2013, Atlas Energy entered into a $240.0 million secured term loan credit facility (“Term Facility”). At December 31, 2013, $89.8 million of the Term Facility was attributable to RemainCo. The Term Facility has a maturity date of July 31, 2019. Borrowings under the Term Facility bear interest, at Atlas Energy’s election at either an adjusted LIBOR rate plus an applicable margin of 5.50% per annum or the alternate base rate (as defined in the Term Facility) (“ABR”) plus an applicable margin of 4.50% per annum. Interest is generally payable quarterly for ABR loans and, for LIBOR loans at the interest periods selected by Atlas Energy. Atlas Energy is required to repay principal at the rate of $0.2 million per quarter commencing December 31, 2013 and continuing until the maturity date when the remaining balance is due. At December 31, 2013, the weighted average interest rate on its outstanding Term Facility borrowings was 6.5%.

The Term Facility contains customary covenants that limit Atlas Energy’s ability to incur additional indebtedness, grant liens, make loans or investments, make distributions if a default exists or would result from the distribution, merge into or consolidate with other persons, enter into commodity or interest rate swap agreements that do not conform to specified terms or that exceed specified amounts, or engage in certain asset dispositions including a sale of all or substantially all of Atlas Energy’s assets. The Term Facility also contains covenants that require (i) Atlas Energy to maintain a ratio of Total Funded Debt (as defined in the Term Facility) to EBITDA (as defined in the Term Facility), calculated over a period of four consecutive fiscal quarters, of not greater than 4.5 to 1.0 as of the last day of each of the quarters ending on or before September 30, 2014; 4.0 to 1.0 as of the last day of each of the quarters ending on or before September 30, 2015; and 3.5 to 1.0 for the last day of each of the quarters thereafter, and (ii) the entry into swap agreements with respect to the assets acquired in certain 2013 acquisitions (see Note 4). At December 31, 2013, Atlas Energy was in compliance with these covenants. The events which constitute events of default are also customary for credit facilities of this nature, including payment defaults, breaches of representations, warranties or covenants, defaults in the payment of other indebtedness over a specified threshold, insolvency and change of control. Based on the definition in Atlas Energy’s Term Facility, RemainCo’s ratio of Total Funded Debt to EBITDA was 2.7 to 1.0.

Atlas Energy’s obligations under the Term Facility are secured by first priority security interests in substantially all of its assets, including all of its ownership interests in its material subsidiaries and its ownership interests in ARP. Additionally, Atlas Energy’s obligations under its Term Facility are guaranteed by its wholly-owned subsidiaries and may be guaranteed by future subsidiaries. The Term Facility is subject to an intercreditor agreement, which provides for certain rights and procedures, between the lenders under the Term Facility and Atlas Energy’s credit facility, with respect to enforcement of rights, collateral and application of payment proceeds.

At December 31, 2013, RemainCo has not guaranteed any of ARP’s debt obligations.

APL Revolving Credit Facility

At December 31, 2013, APL had a $600.0 million senior secured revolving credit facility with a syndicate of banks that matures in May 2017. Borrowings under the revolving credit facility bear interest, at APL’s option, at either (1) the higher of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) three-month LIBOR plus 1.0%, or (2) the LIBOR rate for the applicable period (each plus the applicable margin). The weighted average interest rate for borrowings on the revolving credit facility, at December 31, 2013, was 4.0%. Up to $50.0 million of the revolving credit facility may be utilized for letters of credit, of which $0.1 million was outstanding at December 31, 2013. These outstanding letters of credit amounts were not reflected as borrowings on RemainCo’s consolidated balance sheets. At December 31, 2013, APL had $447.9 million of remaining committed capacity under its revolving credit facility.

Borrowings under the revolving credit facility are secured by (i) a lien on and security interest in all APL’s property and that of its subsidiaries, except for the assets owned by Atlas Pipeline Mid-Continent WestOk, LLC (“WestOK LLC”) and Atlas Pipeline Mid-Continent WestTex, LLC (“WestTX LLC”), entities in which APL has 95% interests, and Centrahoma, in which AOK has a 60% interest; and their respective subsidiaries; and (ii) by the guaranty of each of APL’s consolidated subsidiaries other than the joint venture companies. The revolving credit facility contains customary covenants, including requirements that APL maintain certain financial thresholds and restrictions on APL’s ability to (1) incur additional indebtedness, (2) make certain acquisitions, loans or investments, (3) make distribution payments to its unitholders if an event of default exists, or (4) enter into a merger or sale of assets, including the sale or transfer of interests in its subsidiaries. APL is unable to borrow under its revolving credit facility to pay distributions of available cash to unitholders because such borrowings would not constitute “working capital borrowings” pursuant to its partnership agreement.

The events that constitute an event of default for the revolving credit facility are also customary for loans of this size, including payment defaults, breaches of representations or covenants contained in the credit agreement, adverse judgments against APL in excess of a specified amount, and a change of control of APL’s General Partner.

On April 19, 2013, APL entered into an amendment to the credit agreement which, among other changes:

•	allowed the TEAK Acquisition to be a Permitted Investment, as defined in the credit agreement;

•	did not require the joint venture interests acquired in the TEAK Acquisition to be guarantors;

•	permitted the payment of cash distributions, if any, on the Class D Preferred Units so long as APL has a pro forma Minimum Liquidity, as defined in the credit agreement, of greater than or equal to $50 million; and

•	modified the definition of Consolidated Funded Debt Ratio, Interest Coverage Ratio and Consolidated EBITDA to allow for an Acquisition Period whereby the terms for calculating each of these ratios have been adjusted.

As of December 31, 2013, APL was in compliance with all covenants under the credit facility.

APL Senior Notes

At December 31, 2013, APL had $500.0 million principal outstanding of 6.625% Senior Notes, $650.0 million principal outstanding of 5.875% unsecured senior notes due August 1, 2023 (“5.875% Senior Notes”), and $400.0 million of 4.75% Senior Notes (with the 6.625% Senior Notes and 5.875% Senior Notes, the “Senior Notes”).

The Senior Notes are subject to repurchase by APL at a price equal to 101% of their principal amount, plus accrued and unpaid interest, upon a change of control or upon certain asset sales if APL does not reinvest the net proceeds within 360 days. The Senior Notes are junior in right of payment to APL’s secured debt, including APL’s obligations under its revolving credit facility.

Indentures governing the Senior Notes contain covenants, including limitations of APL’s ability to: incur certain liens; engage in sale/leaseback transactions; incur additional indebtedness; declare or pay distributions if an event of default has occurred; redeem, repurchase or retire equity interests or subordinated indebtedness; make certain investments; or merge, consolidate or sell substantially all its assets. APL is in compliance with these covenants as of December 31, 2013.

6.625% Senior Notes

The 6.625% Senior Notes are presented combined with a net $4.6 million unamortized premium as of December 31, 2013. Interest on the 6.625% Senior Notes is payable semi-annually in arrears on April 1 and October 1. The 6.625% Senior Notes are redeemable at any time after October 1, 2016, at certain redemption prices, together with accrued and unpaid interest to the date of redemption.

On September 28, 2012, APL issued $325.0 million of the 6.625% Senior Notes in a private placement transaction, at par. APL received net proceeds of $318.9 million after underwriting commissions and other transaction costs and utilized the proceeds to reduce the outstanding balance on its revolving credit facility.

On December 20, 2012, APL issued $175.0 million of the 6.625% Senior Notes in a private placement transaction. The 6.625% Senior Notes were issued at a premium of 103.0% of the principal amount for a yield of 6.0%. APL received net proceeds of $176.1 million after underwriting commissions and other transaction costs and utilized the proceeds to partially finance the Cardinal Acquisition (see Note 3). Of the $176.1 million net proceeds, $176.5 million was received during the year ended December 31, 2012, while additional expenses of $0.4 million were incurred during the year ended December 31, 2013.

APL commenced an exchange offering for the 6.625% Senior Notes on September 18, 2013 and the exchange offer was completed on October 16, 2013. Pursuant to the terms of the registration rights agreement related to the 6.625% Senior Notes, because the exchange offer was not consummated within the aforementioned timeframe, APL incurred a 0.25% interest penalty of $52 thousand for the period from September 23, 2013 through consummation of the exchange offer on October 16, 2013.

8.75% Senior Notes

On January 28, 2013, APL commenced a cash tender offer for any and all of its outstanding $365.8 million 8.75% Senior Notes, excluding unamortized premium, and a solicitation of consents to eliminate most of the restrictive covenants and certain of the events of default contained in the indenture governing the 8.75% Senior Notes (“8.75% Senior Notes Indenture”). Approximately $268.4 million aggregate principal amount of the 8.75% Senior Notes were validly tendered as of the expiration date of the consent solicitation. In February 2013, APL accepted for purchase all 8.75% Senior Notes validly tendered as of the expiration of the consent solicitation and paid $291.4 million to redeem the $268.4 million principal plus $11.2 million make-whole premium, $3.7 million accrued interest and $8.0 million consent payment. APL entered into a supplemental indenture amending and supplementing the 8.75% Senior Notes Indenture.

On March 12, 2013, APL paid $105.6 million to redeem the remaining $97.3 million outstanding 8.75% Senior Notes plus a $6.3 million make-whole premium and $2.0 million in accrued interest. APL funded the redemption with a portion of the net proceeds from the issuance of the 5.875% Senior Notes. During the year ended December 31, 2013, RemainCo recorded a loss of $26.6 million within loss on early extinguishment of debt on its consolidated statement of operations, related to the redemption of the 8.75% Senior Notes. The loss includes $17.5 million premiums paid; $8.0 million consent payment; $5.3 million write off of deferred financing costs, offset by $4.2 million recognition of unamortized premium.

5.875% Senior Notes

On February 11, 2013, APL issued $650.0 million of the 5.875% Senior Notes in a private placement transaction. The 5.875% Senior Notes were issued at par. APL received net proceeds of $637.3 million after underwriting commissions and other transactions costs and utilized the proceeds to redeem the 8.75% Senior Notes and repay a portion of the outstanding indebtedness under the revolving credit agreement. Interest on the 5.875% Senior Notes is payable semi-annually in arrears on February 1 and August 1. The 5.875% Senior Notes are redeemable any time after February 1, 2018, at certain redemption prices, together with accrued and unpaid interest to the date of redemption. APL commenced an exchange offer for the 5.875% Senior Notes on December 10, 2013 and the exchange offer was completed on January 9, 2014.

4.75% Senior Notes

On May 10, 2013, APL issued $400.0 million of the 4.75% Senior Notes in a private placement transaction. The 4.75% Senior Notes were issued at par. APL received net proceeds of $391.2 million after underwriting commissions and other transactions costs and utilized the proceeds to repay a portion of the outstanding indebtedness under the revolving credit agreement as part of the TEAK Acquisition (see Note 3). Interest on the 4.75% Senior Notes is payable semi-annually in arrears on May 15 and November 15. The 4.75% Senior Notes are due on November 15, 2021 and are redeemable any time after March 15, 2016, at certain redemption prices, together with accrued and unpaid interest to the date of redemption. APL commenced an exchange offer for the 4.75% Senior Notes on December 10, 2013 and the exchange offer was completed on January 9, 2014.

Capital Leases

During the year ended December 31, 2013, APL accelerated payment on certain leases and purchased the leased property by paying approximately $7.5 million in accordance with the lease agreements. These leases were to mature in August 2013.

The following is a summary of the leased property under capital leases as of December 31, 2013, which are included within property, plant and equipment (see Note 6) (in thousands):

December 31, 2013
Pipelines, processing and compression facilities	$2,281
Less – accumulated depreciation	(330)

$1,951

Depreciation expense for leased properties was $340 thousand for the year ended December 31, 2013, which is included within depreciation and amortization expense on RemainCo’s consolidated statement of operations (see Note 6).

As of December 31, 2013, future minimum lease payments related to APL’s capital leases are as follows (in thousands):

Capital Lease Minimum Payments
2014	$524
2015	225
2016	5
2017	—
2018	—
Thereafter	—

Total minimum lease payments	754
Less amounts representing interest	(26)

Present value of minimum lease payments	728
Less current portion of capital lease obligations	(503)

Long-term capital lease obligations	$225

NOTE 14 – COMMITMENTS AND CONTINGENCIES

APL has noncancelable operating leases for equipment and office space that expire at various dates. Certain operating leases provide APL with the option to renew for additional periods. Where operating leases contain escalation clauses, rent abatements, and/or concessions, APL applies them in the determination of straight-line rent expense over the lease term. Leasehold improvements are amortized over the shorter of the lease term or asset life, which may include renewal periods where the renewal is reasonably assured, and is included in the determination of straight-line rent expense. Total rental expense for the year ended December 31, 2013 was $11.3 million. The aggregate amount of remaining future minimum annual lease payments as of December 31, 2013 is as follows (in thousands):

Years Ended December 31:
2014	$4,629
2015	4,042
2016	3,638
2017	842
2018	745
Thereafter	965

$14,861

APL has certain long-term unconditional purchase obligations and commitments, consisting primarily of transportation contracts. These agreements provide for transportation services to be used in the ordinary course of APL’s operations. Transportation fees paid related to these contracts, including minimum shipment payments, were $34.8 million for the year ended December 31, 2013. The future fixed and determinable portion of the obligations as of December 31, 2013 was as follows: 2014 - $9.5 million; 2015 to 2017 - $3.5 million per year; and 2018 - $2.7 million.

APL had committed approximately $102.5 million for the purchase of property, plant and equipment at December 31, 2013.

RemainCo is a party to various routine legal proceedings arising out of the ordinary course of its business. Management of RemainCo believes that the ultimate resolution of these actions, individually or in the aggregate, will not have a material adverse effect on its financial condition or results of operations.

NOTE 15 – CONCENTRATIONS OF CREDIT RISK

APL sells natural gas, NGLs and condensate under contract to various purchasers in the normal course of business, within the Gathering and Processing segment (see Note 18). For the year ended December 31, 2013, APL had three customers that individually accounted for approximately 29%, 17% and 14%, respectively, of RemainCo’s consolidated total third party revenues, excluding the impact of all financial derivative activity. Additionally, APL had three customers that individually accounted for approximately 23%, 20%, and 10%, respectively, of RemainCo’s consolidated accounts receivable at December 31, 2013,

APL has certain producers that supply a majority of the natural gas to its gathering systems and processing facilities. A reduction in the volume of natural gas that any one of these producers supply to APL could adversely affect its operating results unless comparable volume could be obtained from other producers in the surrounding region.

APL places its temporary cash investments in high quality short-term money market instruments and deposits with high quality financial institutions. At December 31, 2013, RemainCo had $13.8 million in deposits at banks, of which $12.8 million was over the insurance limit of the Federal Deposit Insurance Corporation. No losses have been experienced on such investments.

NOTE 16 – BENEFIT PLANS

2010 Long-Term Incentive Plan

The Board of Directors of the General Partner approved and adopted Atlas Energy’s 2010 Long-Term Incentive Plan (“2010 LTIP”) effective February 2011. The 2010 LTIP provides equity incentive awards to officers, employees and board members and employees of its affiliates, consultants and joint-venture partners (collectively, the “Participants”) who perform services for Atlas Energy. The 2010 LTIP is administered by a committee consisting of the Board or committee of the Board or board of an affiliate appointed by the Board (the “LTIP Committee”), which is the Compensation Committee of the General Partner’s board of directors. Under the 2010 LTIP, the LTIP Committee may grant awards of phantom units, restricted units or unit options for an aggregate of 5,763,781 common limited partner units. At December 31, 2013, Atlas Energy had 4,506,946 phantom units and unit options outstanding under the 2010 LTIP, with 1,202,774 phantom units and unit options available for grant.

In the case of awards held by eligible employees, following a “change in control”, as defined in the 2010 LTIP, upon the eligible employee’s termination of employment without “cause”, as defined in the 2010 LTIP, or upon any other type of termination specified in the eligible employee’s applicable award agreement(s), any unvested award will immediately vest in full and, in the case of options, become exercisable for the one-year period following the date of termination of employment, but in any case not later than the end of the original term of the option. Upon a change in control, all unvested awards held by directors will immediately vest in full.

In connection with a change in control, the committee, in its sole and absolute discretion and without obtaining the approval or consent of the unitholders or any participant, but subject to the terms of any award agreements and employment agreements to which Atlas Energy’s general partner (or any affiliate) and any participant are party, may take one or more of the following actions (with discretion to differentiate between individual participants and awards for any reason):

•	cause awards to be assumed or substituted by the surviving entity (or affiliate of such surviving entity);

•	accelerate the vesting of awards as of immediately prior to the consummation of the transaction that constitutes the change in control so that awards will vest (and, with respect to options, become exercisable) as to Atlas Energy’s common units that otherwise would have been unvested so that participants (as holders of awards granted under the new equity plan) may participate in the transaction;

•	provide for the payment of cash or other consideration to participants in exchange for the cancellation of outstanding awards (in an amount equal to the fair market value of such cancelled awards);

•	terminate all or some awards upon the consummation of the change-in-control transaction, but only if the committee provides for full vesting of awards immediately prior to the consummation of such transaction; and

•	make such other modifications, adjustments or amendments to outstanding awards or the new equity plan as the committee deems necessary or appropriate.

2010 Phantom Units. A phantom unit entitles a Participant to receive an Atlas Energy common unit upon vesting of the phantom unit. In tandem with phantom unit grants, the LTIP Committee may grant Participant Distribution Equivalent Rights (“DERs”), which are the right to receive cash per phantom unit in an amount equal to, and at the same time as, the cash distributions Atlas Energy makes on a common unit during the period such phantom unit is outstanding. Generally, phantom units granted to employees under the 2010 LTIP will vest over a three or four year period from the date of grant and phantom units granted to non-employee directors generally vest over a four year period, 25% per year. Of the phantom units outstanding under the 2010 LTIP at December 31, 2013, there are 482,943 units that will vest within the following twelve months. All phantom units outstanding under the 2010 LTIP at December 31, 2013 include DERs. During the year ended December 31, 2013, Atlas Energy paid $3.1 million with respect to the 2010 LTIP DERs.

The following table sets forth the 2010 LTIP phantom unit activity for2013:

	Year Ended December 31,
	2013
	Number of Units	Weighted Average Grant Date Fair Value

Outstanding, beginning of year	2,044,227	$20.90
Granted	112,000	50.26
Vested(1)	(25,684)	19.87
Forfeited	(76,009)	20.67
Outstanding, end of year(2)	2,054,534	$22.58

Non-cash compensation expense recognized (in thousands)		$11,848

(1)	The aggregate intrinsic values of phantom unit awards vested were $1.3 million for the year ended December 31, 2013
(2)	The aggregate intrinsic value of phantom unit awards outstanding at December 31, 2013 was $96.3 million.

At December 31, 2013, Atlas Energy had approximately $16.7 million of unrecognized compensation expense related to unvested phantom units outstanding under the 2010 LTIP based upon the fair value of the awards.

2010 Unit Options. A unit option entitles a Participant to receive a common unit of Atlas Energy upon payment of the exercise price for the option after completion of vesting of the unit option. The exercise price of the unit option is equal to the fair market value of Atlas Energy’s common unit on the date of grant of the option. The LTIP Committee also determines how the exercise price may be paid by the Participant. The LTIP Committee will determine the vesting and exercise period for unit options. Unit option awards expire 10 years from the date of grant. Generally, unit options granted under the 2010 LTIP generally will vest over a three or four year period from the date of grant. There are 595,119 unit options outstanding under the 2010 LTIP at December 31, 2013 that will vest within the following twelve months. For the year ended December 31, 2013, Atlas Energy received cash of $0.1 million from the exercise of options.

The following table sets forth the 2010 LTIP unit option activity for 2013:

	Year Ended December 31,
	2013
	Number of Unit Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,504,703	$20.51
Granted	—	—
Exercised(1)	(3,262)	20.44
Forfeited	(49,029)	20.38

Outstanding, end of year(2)(3)	2,452,412	$20.52

Options exercisable, end of year(4)	13,865	$20.03

Non-cash compensation expense recognized (in thousands)		$5,768

(1)	The intrinsic value of options exercised during the year ended December 31, 2013 was $0.1 million
(2)	The weighted average remaining contractual life for outstanding options at December 31, 2013 was 7.3 years.
(3)	The options outstanding at December 31, 2013 had an aggregate intrinsic value of $64.6 million.
(4)	The weighted average remaining contractual life for exercisable options at December 31, 2013 was 7.6 years. The intrinsic values of exercisable options at December 31, 2013 were $0.4 million

At December 31, 2013, RemainCo had approximately $5.7 million in unrecognized compensation expense related to unvested unit options outstanding under the 2010 LTIP based upon the fair value of the awards. Atlas Energy used the Black-Scholes option pricing model, which is based on Level 3 inputs, to estimate the weighted average fair value of options granted.

2006 Long-Term Incentive Plan

The Board of Directors approved and adopted Atlas Energy’s 2006 Long-Term Incentive Plan (“2006 LTIP”), which provides equity incentive awards to Participants who perform services for Atlas Energy. The 2006 LTIP is administered by the LTIP Committee. The LTIP Committee may grant such awards of either phantom units or unit options for an aggregate of 2,261,516 common limited partner units. At December 31, 2013, Atlas Energy had 1,174,879 phantom units and unit options outstanding under the 2006 LTIP, with 763,476 phantom units and unit options available for grant. Share based payments to non-employees, which have a cash settlement option, are recognized within liabilities in the financial statements based upon their current fair market value.

In the case of awards held by eligible employees, following a “change in control”, as defined in the 2006 LTIP, upon the eligible employee’s termination of employment without “cause”, as defined in the 2006 LTIP, or upon any other type of termination specified in the eligible employee’s applicable award agreement(s), any unvested award will immediately vest in full and, in the case of options, become exercisable for the one-year period following the date of termination of employment, but in any case not later than the end of the original term of the option. Upon a change in control, all unvested awards held by directors will immediately vest in full.

2006 Phantom Units. Generally, phantom units granted to employees under the 2006 LTIP will vest over a three or four year period from the date of grant and phantom units granted to non-employee directors generally vest over a four year period, 25% per year. Of the phantom units outstanding under the 2006 LTIP at December 31, 2013, 85,809 units will vest within the following twelve months. All phantom units outstanding under the 2006 LTIP at December 31, 2013 include DERs. During the year ended December 31, 2013, , Atlas Energy paid approximately $0.4 million with respect to 2006 LTIP’s DERs. These amounts were recorded as reductions of partners’ capital on RemainCo’s consolidated balance sheet.

The following table sets forth the 2006 LTIP phantom unit activity for 2013:

	Year Ended December 31,
	2013
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	50,759	$21.02
Granted	207,363	38.05
Vested (1) (2)	(20,182)	21.34
Forfeited	(3,000)	36.45
Outstanding, end of year(3)(4)	234,940	$35.82

Non-cash compensation expense recognized (in thousands)		$5,317

(1)	The intrinsic value for phantom unit awards vested during the year ended December 31, 2013 was $1.0 million,.
(2)	There were 1,146 vested units during the year ended December 31, 2013 that were settled for approximately $52,000 cash.
(3)	The aggregate intrinsic value for phantom unit awards outstanding at December 31, 2013 was $11.0 million.
(4)	There was $1.1 million recognized as liabilities on RemainCo’s consolidated balance sheet at December 31, 2013 representing 41,525 units due to the option of the participants to settle in cash instead of units. The respective weighted average grant date fair value for these units is $29.67 as of December 31, 2013.

At December 31, 2013, Atlas Energy had approximately $4.0 million of unrecognized compensation expense related to unvested phantom units outstanding under the 2006 LTIP based upon the fair value of the awards.

2006 Unit Options. The exercise price of the unit option may be equal to or more than the fair market value of Atlas Energy’s common unit on the date of grant of the option. Unit option awards expire 10 years from the date of grant. Generally, unit options granted under the 2006 LTIP will vest over a three or four year period from the date of grant. There are 2,500 unit options outstanding under the 2006 LTIP at December 31, 2013 that will vest within the following twelve months. No cash was received from the exercise of options for the year ended December 31, 2013.

The following table sets forth the 2006 LTIP unit option activity for 2013:

	Year Ended December 31,
	2013
	Number of Unit Options	Weighted Average Exercise Price
Outstanding, beginning of year	929,939	$20.75
Granted	10,000	38.51
Exercised(1)	—	—
Forfeited	—	—
Outstanding, end of year(2)(3)	939,939	$20.94

Options exercisable, end of year(4)	929,939	$20.75

Non-cash compensation expense recognized (in thousands)		$36

(1)	No options were exercised during the year ended December 31, 2013.
(2)	The weighted average remaining contractual life for outstanding options at December 31, 2013 was 2.9 years.
(3)	The aggregate intrinsic value of options outstanding at December 31, 2013 was approximately $24.4 million.
(4)	The weighted average remaining contractual lives for exercisable options at December 31, 2013 was 2.9 years. The aggregate intrinsic values of options exercisable at December 31, 2013 was $24.3 million.

At December 31, 2013, Atlas Energy had approximately $39,000 of unrecognized compensation expense related to unvested unit options outstanding under the 2006 LTIP based upon the fair value of the awards. Atlas Energy uses the Black-Scholes option pricing model, which is based on Level 3 inputs, to estimate the weighted average fair value of options granted.

The following weighted average assumptions were used for 2013:

Year Ended December 31,
2013
Expected dividend yield	3.2%
Expected unit price volatility	30.0%
Risk-free interest rate	0.7%
Expected term (in years)	6.25
Fair value of unit options granted	$7.54

APL Long-Term Incentive Plans

APL has a 2004 Long-Term Incentive Plan (“2004 APL LTIP”) and a 2010 Long-Term Incentive Plan (“2010 APL LTIP” and collectively with the 2004 LTIP, the “APL LTIPs”) in which officers, employees, non-employee managing board members of the general partner, employees of the General Partner’s affiliates and consultants are eligible to participate. The APL LTIPs are administered by its compensation committee (the “APL LTIP Committee”). Under the APL LTIPs, the APL LTIP Committee may make awards of either phantom units or unit options for an aggregate of 3,435,000 common units. At December 31, 2013, APL had 1,446,553 phantom units outstanding under APL’s LTIPs, with 840,870 phantom units and unit options available for grant. APL generally issues new common units for phantom units and unit options that have vested and have been exercised.

APL Partnership Phantom Units

Through December 31, 2013, phantom units granted to employees under the APL LTIPs generally had vesting periods of four years. In conjunction with the approval of the 2010 APL LTIP, the holders of 300,000 equity indexed bonus units (“Bonus Units”), under APL’s subsidiary’s plan discussed below, agreed to exchange their Bonus Units for an equivalent number of phantom units. These phantom units vested over a three year period. Phantom units awarded to non-employee managing board members will vest over a four year period. Awards to non-employee members of the board automatically vest upon a change of control, as defined in the APL LTIPs. At December 31, 2013, there were 464,452 units outstanding under the APL LTIPs that will vest within the following twelve months.

APL is authorized to purchase common units from employees to cover employee-related taxes when certain phantom units have vested. There were no phantom units purchased and retired during the year ended December 31, 2013.

All phantom units outstanding under the LTIPs at December 31, 2013 include DERs granted to the participants by the APL LTIP Committee. The amounts paid with respect to APL LTIP DERs were $3.1 million during the year ended December 31, 2013. These amounts were recorded as reductions of non-controlling interest on RemainCo’s consolidated balance sheet.

The following table sets forth the APL LTIPs phantom unit activity for 2013:

	Year Ended December 31,
	2013
	Number of Units	Fair Value(1)
Outstanding, beginning of period	1,053,242	$33.21
Granted	744,997	38.96
Forfeited	(61,550)	36.11
Matured and issued(2)(3)	(290,136)	31.88

Outstanding, end of period(4)(5)	1,446,553	$36.32

Non-cash compensation expense recognized (in thousands)		$19,344

(1)	Fair value based upon weighted average grant date price.
(2)	The intrinsic value for phantom unit awards exercised during the years ended December 31, 2013 was $10.7 million.
(3)	There were 1,677 matured phantom units, which were settled for $58 thousand cash during the year ended December 31, 2013.
(4)	The aggregate intrinsic value for phantom unit awards outstanding at December 31, 2013 was $50.7 million.
(5)	There were 22,539 outstanding phantom unit awards at December 31, 2013 which were classified as liabilities due to a cash option available on the related phantom unit awards.

At December 31, 2013, RemainCo had approximately $30.8 million of unrecognized compensation expense related to APL’s unvested phantom units outstanding under the APL LTIPs based upon the fair value of the awards, which is expected to be recognized over a weighted average period of 2.1 years.

NOTE 17 – RELATED PARTY TRANSACTIONS

APL does not directly employ any persons to manage or operate its business. These functions are provided by the general partner and employees of Atlas Energy. The general partner does not receive a management fee in connection with its management of APL apart from its interest as general partner and its right to receive incentive distributions. APL reimburses the general partner and its affiliates for compensation and benefits related to its employees who perform services for APL based upon an estimate of the time spent by such persons on activities for APL. Other indirect costs, such as rent for offices, are allocated to APL by Atlas Energy based on the number of its employees who devote their time to activities on APL’s behalf.

The partnership agreement provides that the general partner will determine the costs and expenses allocable to APL in any reasonable manner determined by the general partner at its sole discretion. APL reimbursed the general partner and its affiliates $5.0 million for the year ended December 31, 2013 for compensation and benefits related to its employees. There were no reimbursements for direct expenses incurred by the general partner and its affiliates for the year ended December 31, 2013. The general partner believes the method utilized in allocating costs to APL is reasonable.

APL compresses and gathers gas for Atlas Resource Partners, L.P. (NYSE: ARP) (“ARP”) on its gathering systems located in Tennessee. ARP’s general partner is wholly-owned by Atlas Energy, and two members of the general partner’s managing board are members of ARP’s board of directors. APL entered into an agreement to provide these services, which extends for the life of ARP’s leases, in February 2008. APL charged ARP approximately $0.3 million in compression and gathering fees for the year ended December 31, 2013.

APL agreed to provide design, procurement and construction management services for ARP with respect to a pipeline located in Lycoming County, Pennsylvania (the “Lycoming Pipeline”). APL has been reimbursed approximately $1.8 million by ARP for these services during the year ended December 31, 2013.

In connection with the TEAK Acquisition, APL sold approximately 3.4 million of its Class D Preferred Units for approximately $100.0 million (See Note 5) to Omega Capital and its affiliates, which beneficially owned more than 5% of APL’s outstanding limited partnership units as of December 31, 2013. The sale of the Class D Preferred Units was made to Omega Capital and its affiliates upon substantially the same terms as unrelated third parties that also purchased Class D Preferred Units in connection with the TEAK Acquisition and was approved in advance by APL’s Conflicts Committee.

NOTE 18 – SEGMENT INFORMATION

RemainCo has two reportable segments: Gathering and Processing; and Transportation, Treating and Other (“Transportation and Treating”). These reportable segments reflect the way APL manages its operations.

The Gathering and Processing segment consists of (1) APL’s SouthOK, SouthTX, WestOK and WestTX operations, which are comprised of natural gas gathering and processing assets servicing drilling activity in the Anadarko, Arkoma and Permian Basins and the Eagle Ford Shale play in south Texas; and (2) APL’s natural gas gathering assets located in the Barnett Shale play in Texas and the Appalachian Basin in Tennessee. Gathering and Processing revenues are primarily derived from the sale of residue gas and NGLs and the gathering, processing and treating of natural gas.

The Transportation and Treating segment consists of (1) APL’s Gas Treating operations, which own contract gas treating facilities located in various shale plays including the Avalon, Eagle Ford, Granite Wash, Haynesville, Fayetteville and Woodford, and; (2) APL’s 20% interest in the equity income generated by WTLPG, which owns a common-carrier pipeline system that transports NGLs from New Mexico and Texas to Mont Belvieu, Texas for fractionation.Gas Treating revenues are primarily derived from monthly lease fees for use of the treating facilities. Pipeline revenues are primarily derived from transportation fees.

In connection with the TEAK Acquisition (see Note 3), APL reviewed the acquired assets to determine the proper alignment of these assets within the existing reportable segments. The gas gathering and processing facilities acquired, along with their related assets, are included in the Gathering and Processing segment since the operating activities of the acquired assets are similar to the operating activities of other assets within that segment.

The following summarizes APL’s reportable segment data for the periods indicated (in thousands):

	Gathering and Processing	Transportation and Treating	Corporate and Other	Consolidated
Year Ended December 31, 2013:
Revenue:
Revenues – third party(1)	$2,129,414	$5,659	$(28,524)	$2,106,549
Revenues – affiliates	303	—	—	303

Total revenues	2,129,717	5,659	(28,524)	2,106,852

Costs and Expenses:
Operating costs and expenses	1,783,551	1,358	—	1,784,909
General and administrative(1)	—	—	86,072	86,072
Other costs(2)	—	—	20,005	20,005
Depreciation and amortization	164,628	3,015	974	168,617
Interest expense(1)	—	—	92,870	92,870

Total costs and expenses	1,948,179	4,373	199,921	2,152,473

Equity income (loss) in joint ventures	(9,724)	4,988	—	(4,736)
Goodwill impairment loss	—	(43,866)	—	(43,866)
Loss on asset disposition	(1,519)	—	—	(1,519)
Loss on early extinguishment of debt	—	—	(26,601)	(26,601)

Income (loss) from continuing operations before tax	170,295	(37,592)	(255,046)	(122,343)
Income tax benefit	(2,260)	—	—	(2,260)

Net income (loss)	$172,555	$(37,592)	$(255,046)	$(120,083)

(1)	Derivative contracts are carried at the corporate level and interest and general and administrative expenses have not been allocated to its reportable segments as it would be unfeasible to reasonably do so for the periods presented.
(2)	For the year ended December 31, 2013, acquisition costs related to the TEAK Acquisition are carried at the corporate level.

December 31,
2013
Capital Expenditures:
Gathering and processing	$446,820
Transportation and treating	99
Corporate and other	3,641

$450,560

December 31, 2013
Balance Sheet
Equity method investment in joint ventures:
Gathering and processing	$162,511
Transportation and treating	85,790

$248,301

Goodwill:
Gathering and processing	$368,572
Transportation and treating	—

$368,572

Total assets:
Gathering and processing	$4,146,314
Transportation and treating	132,152
Corporate and other	61,216

$4,339,682

The following table summarizes APL’s natural gas and liquids sales by product or service for 2013(in thousands):

Year Ended December 31,
2013
Natural gas and liquids sales:
Natural gas	$708,817
NGLs	1,132,481
Condensate	118,095
Other	(249)

Total	$1,959,144

NOTE 19 – SUBSEQUENT EVENTS

On October 13, 2014, APL, Atlas Energy and the general partner entered into a definitive merger agreement with Targa Resources Corp. (“TRC”), Targa Resources Partners LP (“TRP”) and certain other parties (the “Merger Agreement”), pursuant to which TRP agreed to acquire APL through a merger of a newly formed wholly-owned subsidiary of TRP with and into APL (the “Merger”). Upon completion of the Merger, holders of APL’s common units will have the right to receive (i) 0.5846 TRP common units and (ii) $1.26 in cash for each APL common unit. Subject to the terms and conditions of the Merger Agreement, APL has agreed to exercise its right under the certificate of designation of the Class D Preferred Units to convert all outstanding Class D Preferred Units into common units and to exercise its right under the certificate of designation of the Class E Preferred Units to redeem the Class E Preferred Units, and TRP has agreed to deposit the funds for such redemption with the paying agent.

Concurrently with the Merger Agreement, Atlas Energy announced that it entered into a definitive merger agreement with TRC (the “ATLS Merger Agreement”), pursuant to which TRC agreed to acquire ATLS through a merger of a newly formed wholly-owned subsidiary of TRC with and into ATLS (the “ATLS Merger”).

Concurrently with the Merger Agreement and the ATLS Merger Agreement, ATLS agreed to (i) transfer its assets and liabilities, other than those related to APL, to Atlas Energy Group, LLC (“Atlas Energy Group”), which is currently a subsidiary of Atlas Energy and (ii) immediately prior to the ATLS Merger, effect a pro rata distribution to the atlas Energy unitholders of common units of Atlas Energy Group representing a 100% interest in Atlas Energy Group (the “Spin-Off”).

The closing of the Merger is subject to approval by APL’s unitholders and other closing conditions, including the completion of the ATLS Merger and the Spin-Off. Completion of each of the ATLS Merger and Spin-Off are also conditioned on the parties standing ready to complete the Merger.

Following the announcement on October 13, 2014 of the Merger, APL, the general partner, Atlas Energy, TRC, TRP, Targa Resources GP LLC, Trident MLP Merger Sub LLC and the members of the managing board of the general partner have been named as defendants in three putative unitholder class action lawsuits challenging the Merger. In addition, Atlas Energy, Atlas Energy GP, LLC, TRC, Trident GP Sub and the members of Atlas Energy’s board have been named as defendants in two putative unitholder class action lawsuits challenging the ATLS Merger.

The lawsuits filed generally allege that the individual defendants breached their fiduciary duties and/or contractual obligations by, among other things, failing to obtain sufficient value for APL’s unitholders in the Merger. The plaintiffs seek, among other things, injunctive relief, unspecified compensatory and/or rescissory damages, attorneys’ fees, other expenses and costs. At this time, APL and Atlas Energy cannot reasonably estimate the range of possible loss as a result of the lawsuit.

On October 15, 2014, APL paid a cash distribution of $0.515625 per unit, or approximately $2.6 million, on its Class E Preferred Units, representing the cash distribution for the period July 15, 2014 through October 14, 2014.

On October 28, 2014, APL declared a cash distribution of $0.64 per unit on its outstanding common limited partner units, representing the cash distribution for the quarter ended September 30, 2014. The $62.2 million distribution, including $8.1 million to the general partner for its general partner interest and incentive distribution rights, will be paid on November 14, 2014 to unitholders of record at the close of business on November 10, 2014 (see Note 5). APL also determined that distributions for the Class D Preferred Units would be paid in-kind for the quarter ended September 30, 2014. Accordingly, APL will issue approximately 321,000 additional Class D Preferred Units to the holders of the Class D Preferred Units as a preferred unit distribution in kind for the quarter ended September 30, 2014.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TARGA RESOURCES CORP.

TRIDENT GP MERGER SUB LLC,

ATLAS ENERGY, L.P.

AND

ATLAS ENERGY GP, LLC

DATED AS OF OCTOBER 13, 2014

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 13, 2014 (this “Agreement”), is entered into by and among Targa Resources Corp., a Delaware corporation (“Parent”), Trident GP Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub” and, with Parent, the “Parent Entities”), Atlas Energy, L.P., a Delaware limited partnership (the “Partnership”), and Atlas Energy GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“Partnership GP” and, with the Partnership, the “Partnership Entities”).

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Partnership, with the Partnership surviving the merger as a wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of Partnership GP (the “Partnership Board”) has (a) determined that it is in the best interests of the Partnership and the Partnership Unitholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit this Agreement to a vote of the Partnership Unitholders and recommend approval of this Agreement by the Partnership Unitholders;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that it is in the best interests of the Parent and the Parent Stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the issuance of Parent Shares pursuant to the Merger (the “Parent Share Issuance”) and (c) resolved to submit the Parent Share Issuance to a vote of the Parent Stockholders and recommend approval of the Parent Share Issuance by the Parent Stockholders;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent, Targa Resources Partners LP, a Delaware limited partnership (“NGLS”), Targa Resources GP LLC, a Delaware limited liability company and the general partner of NGLS (“NGLS GP”), Trident MLP Merger Sub LLC, a wholly-owned subsidiary of NGLS (“NGLS Merger Sub”), the Partnership, Atlas Pipeline Partners, L.P., a Delaware limited partnership (“APL”), and Atlas Pipeline Partners GP, LLC, a Delaware limited liability company and the general partner of APL (“APL GP”), are entering into an Agreement and Plan of Merger (the “APL Merger Agreement”), providing that, on the terms and conditions set forth therein, immediately following the Merger, NGLS Merger Sub will merge with and into APL (the “APL Merger”), with APL surviving the APL Merger;

WHEREAS, prior to the Merger, the Partnership will consummate the Spin-Off Transaction (as defined herein) pursuant to which, subject to the terms and conditions set forth in the Separation Agreement (as defined herein), the Partnership will (a) transfer its assets and businesses and liabilities other than those related to its “Atlas Pipeline Partners” segment to a Delaware limited partnership or limited liability company (“SpinCo”) and (b) then effect a distribution to the Partnership’s unitholders of units representing 100% of the limited partnership or limited liability company interest in SpinCo;

WHEREAS, as a condition to the Parent Entities’ willingness to enter into this Agreement, certain holders of the issued and outstanding Partnership Units have entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Partnership Support Agreement”), pursuant to which, among other things, they have agreed to vote to approve the Merger and this Agreement and take certain other actions in furtherance of the Merger, in each case on the terms and subject to the conditions provided for in the Partnership Support Agreement; and

WHEREAS, as a condition to the Partnership Entities’ willingness to enter into this Agreement, certain holders of the issued and outstanding Parent Shares have entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Parent Support Agreement”), pursuant to which, among other things, they have agreed to vote to approve the Parent Stock Issuance and take certain other actions in furtherance of the Merger, in each case on the terms and subject to the conditions provided for in the Parent Support Agreement;

WHEREAS, as a condition to the Partnership Entities’ willingness to enter into this Agreement, Parent and certain executive officers of the Partnership have entered into Non-Compete/Non-Solicitation Agreements, dated as of the date of this Agreement and effective as of the Effective Time.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise; provided, that, except as otherwise expressly provided herein, none of the Spin-Off Companies shall be deemed Affiliates of the Partnership or any of its Subsidiaries.

“Average Closing Price” means, as of any date, the average of the closing sale prices of a Parent Share as reported on the NYSE for the five (5) consecutive full trading days (in which such Parent Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding such date.

“Business Day” means any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by and between Parent, the Partnership, APL and NGLS, dated as of September 19, 2014.

“Debt Commitment Letter” means the Debt Commitment Letter, dated as of October 13, 2014, by and between Parent, Bank of America, N.A. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, as amended, restated, supplemented, replaced or otherwise modified from time to time.

“Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

“DGCL” means the Delaware General Corporation Law.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Employee Benefit Plan” means:

(a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and

(b) any personnel policy, unit or share option, restricted unit or share, unit or share purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan or agreement, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and other employee benefit plan, agreement, arrangement, program or practice.

“Employee Matters Agreement” means the Employee Matters Agreement in substantially the form attached to the Separation Agreement to be entered into by and between the Partnership and SpinCo or any other Retained Company or Spin-Off Company, respectively, in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement.

“Employees” means all individuals employed by the Retained Companies or the Spin-Off Companies, including any such individual who is absent due to vacation, family leave, short-term disability or other approved leave of absence.

“Environmental Law” means any Law that relates to:

(a) the protection of occupational health and safety to the extent relating to exposure to Hazardous Materials;

(b) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life, any other natural resource or any matter arising out of or relating to pollution or contamination), or

(c) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of, or exposure to, Hazardous Materials, in each case as in effect at the date of this Agreement.

“Environmental Permit” means any permit, license, regulation, consent, certification, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Partnership or Parent, as applicable, within the meaning of Section 414(b), (c), or (m) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Partnership dated as of February 17, 2011, as amended.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any national, state, local, county, parish, tribal or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator or arbitral body, in each case that has jurisdiction over Parent or the Partnership, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” means any: (a) chemical, product, material, substance or waste defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “solid waste,” “toxic waste,” “extremely hazardous substance,” “toxic substance,” “toxic pollutant,” “contaminant,” “pollutant,” or words of similar meaning or import found in any applicable Environmental Law; (b) Hydrocarbons or any components, fractions or derivatives thereof Released into the environment; and (c) asbestos containing materials, naturally occurring radioactive materials, mercury, polychlorinated biphenyls, radioactive materials, urea formaldehyde foam insulation, or radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate and natural gas liquids and other liquids or gaseous hydrocarbons or any combination thereof produced or associated therewith.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property);

(b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person;

(c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(e) indebtedness of others as described in clauses (a) through (d) above in any manner guaranteed by such Person or for which it is or may become contingently liable;

but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Knowledge” means the actual knowledge after reasonable inquiry of, in the case of the Partnership, the individuals listed in Section 1.1 of the Partnership Disclosure Schedule and, in the case of Parent, the individuals listed on Section 1.1 of the Parent Disclosure Schedule.

“Law” means any federal, state, tribal or local law, rule, regulation, ordinance, code, judgment, settlement, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority, including common law.

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Material Adverse Effect” means, when used with respect to a Person, any change, event, development, circumstance, occurrence or effect that, individually or in the aggregate, (i) has a material adverse effect on the business, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries taken as a whole or (ii) would prevent the consummation of the Merger on the terms provided in this Agreement on or prior to the Outside Date, but none of the following changes, events, developments, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred:

(a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory, legislative or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, including changes in price differentials;

(b) changes in economic or market conditions affecting the:

(i) the natural gas gathering, compressing, treating, processing and transportation industry generally;

(ii) oil and gas exploration and production industry generally; or

(iii) the natural gas liquids fractionating and transportation industry generally;

(c) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity, pandemic or crisis, including acts of terrorism;

(d) any hurricane, tornado, flood, earthquake or natural disaster;

(e) the announcement or pendency of this Agreement and the transactions contemplated hereby (including performance of obligations under, and the consummation of the transactions contemplated by, this Agreement, the APL Merger Agreement and, in the case of the Partnership, the Separation Agreement);

(f) any change in the market price or trading volume of the common units representing limited partner interests or common shares of such Person (it being understood and agreed that the exception in this clause (f) shall not preclude any Party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded by another clause of this definition);

(g) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (g) shall not preclude any Party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect if not otherwise excluded by another clause of this definition);

(h) changes in any Laws or regulations applicable to such Person or GAAP or applicable accounting regulations or the interpretations thereof;

(i) any legal proceedings commenced by or involving any current or former member, partner, unitholder or stockholder of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby; or

(j) any taking of any action at the express written request of such Person’s Other Parties in connection with this Agreement or the transactions contemplated hereby;

except, in the case of clauses (a), (b), (c) or (d), to the extent that such change, event, development, circumstance, occurrence or effect disproportionately and adversely affects such Person and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the industries in which such Person and its Subsidiaries operate.

“Midstream Business” means the businesses and activities conducted by the Midstream Companies and excluding the Spin-Off Companies and the businesses and activities conducted by the Spin-Off Companies.

“Midstream Business Employee” means, as of any date, the Employees who are dedicated solely to the Midstream Business.

“Midstream Companies” means APL GP, Atlas America Mid-Continent, Inc., APL and APL’s Subsidiaries.

“NYSE” means the New York Stock Exchange.

“Other Parties” means (i) with respect to the Partnership and Partnership GP, Parent and Merger Sub, and (ii) with respect to Parent and Merger Sub, the Partnership and Partnership GP.

“Parent Bylaws” means the Amended and Restated Bylaws of Parent December 10, 2010, as amended.

“Parent Certificate of Incorporation” means the Certificate of Incorporation of Parent as filed with the Secretary of State of Delaware on December 10, 2010, as amended.

“Parent Employee” means any employee of Parent or its Subsidiaries.

“Parent Financial Advisors” means Wells Fargo Securities, LLC.

“Parent Shares” means the shares representing common stock of Parent having the rights and obligations specified with respect to “Common Stock” as set forth in the Parent Certificate of Incorporation and Parent Bylaws.

“Parent Stockholders” means the holders of outstanding Parent Shares.

“Partnership 2014/2015 Budget” means the Partnership’s 2014 and 2015 capital expenditure forecast as most recently furnished by the Partnership to Parent and/or Parent’s Representatives prior to the date of this Agreement.

“Partnership 401(k) Plan” means the Atlas Energy, L.P. Investment Savings Plan.

“Partnership Certificate of Limited Partnership” means the certificate of limited partnership of the Partnership as filed with the Secretary of State of the State of Delaware on December 15, 2005, as amended.

“Partnership Credit Agreements” means the Amended and Restated Credit Agreement, dated as of July 31, 2013 (as amended, restated, supplemented or otherwise modified), among the Partnership, each lender from time to time party thereto and Wells Fargo, NA, as administrative agent, and the Secured Term Loan Credit Agreement, dated as of July 31, 2013 (as amended, restated, supplemented or otherwise modified), among the Partnership, each lender from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent.

“Partnership GP Certificate of Formation” means the certificate of formation of the Partnership GP as filed with the Secretary of State of the State of Delaware on December 15, 2005.

“Partnership Financial Advisors” means Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and RBC Capital Markets, LLC.

“Partnership GP Agreement” means the Limited Liability Company Agreement of Partnership GP, dated as of February 17, 2011, as amended.

“Partnership Senior Notes” means the Partnership’s 6.625% Senior Notes due 2020, 5.875% Senior Notes due 2023 and 4.75% Senior Notes due 2021.

“Partnership Unitholders” means the holders of outstanding Partnership Units.

“Partnership Units” means the common units representing limited partner interests in the Partnership having the rights and obligations specified with respect to “Common Units” as set forth in the Existing Partnership Agreement.

“Party” means a party to this Agreement.

“Permitted Encumbrances” means:

(a) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate accruals or reserves have been established by the party responsible for payment thereof;

(b) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business;

(c) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(d) such title defects as Parent (in the case of title defects with respect to properties or assets of the Partnership or its Subsidiaries) or the Partnership (in the case of title defects with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing or that do not materially interfere with the continued use of the property or asset affected;

(e) rights reserved to or vested in any Governmental Authority to control or regulate any of the Partnership’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(f) Liens existing on the date of this Agreement securing any Indebtedness;

(g) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases, leasehold estates and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Partnership or Parent or any of their respective Subsidiaries that have been granted in the ordinary course of business and do not materially interfere with the continued use of the property or asset affected;

(h) any Liens discharged at or prior to the Effective Time;

(i) any Liens arising under or pursuant to the express terms of the Partnership Organizational Documents or the Parent Organizational Documents or the organizational documents of any of their respective Subsidiaries;

(j) any Liens disclosed on the most recent consolidated balance sheet of the Partnership or Parent, as applicable, included as of the date hereof in the Partnership Financial Statements or the Parent Financial Statements, as applicable; and

(k) all other Liens, charges, encumbrances, defects and irregularities not arising in connection with Indebtedness, any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, in each case, that are not such as to materially interfere with the operation, value or continued use of the property or asset affected.

“Person” means any individual, corporation, limited liability company (or any series thereof), limited or general partnership (or any series thereof), limited liability partnership, limited liability limited partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, or any group comprised of two or more of the foregoing.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, financing source, attorney, accountant or other advisor, agent or representative.

“Required Information” means (x) audited consolidated financial statements of the Retained Companies for the three fiscal years most recently ended prior to the Merger and at least 90 days prior to the Closing Date and (y) unaudited consolidated financial statements of the Retained Companies for any interim quarterly periods that have ended since the most recent of such audited financial statements and at least 45 days prior to the Closing Date.

“Retained Companies” means the Partnership, Partnership GP and all of the Midstream Companies.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SpinCo Common Units” has the meaning set forth in the Separation Agreement.

“Spin-Off Companies” means SpinCo and all of the Partnership’s Subsidiaries and other entities in which Partnership has a direct or indirect ownership (other than Partnership GP and the Midstream Companies), including Atlas Resource Partners GP, LLC, Atlas Resource Partners, L.P. and its Subsidiaries, Atlas Lightfoot, LLC and its Subsidiaries, Atlas Growth Partners, L.P., Atlas Growth Partners GP, LLC, Atlas Energy Company, LLC, Atlas Production Company, LLC and Atlas Energy Holdings Corp.

“SpinCo Employees” means, as of any date, all Employees other than the Midstream Business Employees.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries (except as the term is used in the definition of “Spin-Off Companies”); provided, that, except as otherwise expressly provided herein, none of the Spin-Off Companies shall be deemed Subsidiaries of the Partnership or Partnership GP.

“Systems” means the natural gas, liquefied natural gas, natural gas liquid, crude oil, and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Partnership or any of its Subsidiaries and used for the conduct of the business of the Partnership and the Midstream Business as presently conducted.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal Law.

“Tax Law” means any Law relating to Taxes.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority, whether disputed or not.

“Transaction Agreements” means this Agreement, the APL Merger Agreement, the Separation Agreement and the Employee Matters Agreement.

1.2 Terms Defined Elsewhere. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
4062(e) Event	5.18(f)
Action	7.11(a)
Affiliate	1.1
Agreement	Preamble
Alternative Proposal	7.3(h)(i)
Antitrust Laws	7.1(a)
APL	Recitals
APL ATM Program	4.1(b)
APL Common Units	5.2(a)
APL Class D Preferred Shares	5.2(a)
APL Class E Preferred Shares	5.2(a)
APL Equity Awards	5.2(a)
APL GP	Recitals
APL IDRs	5.2(a)
APL Merger	Recitals
APL Merger Agreement	Recitals
APL Partnership Agreement	5.1
APL Phantom Units	5.2(a)
APL Unit Options	5.2(a)
Average Closing Price	1.1
Balance Sheet Date	5.9
Book-Entry Units	3.2
Business Day	1.1
Cash Consideration	3.1(c)
CERCLA	1.1
Certificate	3.2
Certificate of Merger	2.1(b)
Claim	7.11(a)
Class D Preferred PIK Distributions	4.1(b)
Closing	2.2
Closing Date	2.2
Code	1.1
Confidentiality Agreement	1.1
Continuing Employees	7.14(a)
control	1.1
controlled by	1.1
controlling	1.1
Debt Commitment Letter	1.1
Debt Financing	7.16(a)
Debt Offer	7.16(b)
Derivative	1.1
DGCL	1.1
Distribution	7.17(a)
DLLCA	1.1
DRULPA	1.1
Effective Time	2.1(b)
Employee Benefit Plan	1.1
Employee Matters Agreement	1.1

Term	Section
Employees	1.1
Environmental Law	1.1
Environmental Permit	1.1
Equity Consideration	3.1(c)
ERISA	1.1
ERISA Affiliate	1.1
Exchange Act	1.1
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(c)
Excluded Units	3.1(d)
Existing Partnership Agreement	1.1
Expenses	9.4(j)
Finance Related Parties	10.14
Financing Sources	10.14
GAAP	1.1
Governmental Authority	1.1
Hazardous Material	1.1
HSR Act	1.1
Hydrocarbons	1.1
Indebtedness	1.1
Indemnification Expenses	7.11(a)
Indemnified Parties	7.11(a)
Joint Proxy Statement	5.6
Knowledge	1.1
Law	1.1
Letter of Transmittal	3.3(b)
Lien	1.1
Material Adverse Effect	1.1
Maximum Amount	7.11(c)
Merger	2.1(a)
Merger Consideration	3.1(c)
Merger Sub	Preamble
Midstream Business	1.1
Midstream Business Employees	1.1
Midstream Companies	1.1
New Common Shares	3.1(c)
New Plans	7.14(b)
NGLS	Recitals
NGLS Common Units	6.2(a)
NGLS Equity Awards	6.2(a)
NGLS GP	Recitals
NGLS IDRs	6.2(a)
NGLS Merger Sub	Recitals
NGLS Partnership Agreement	6.1
Notice Period	7.3(e)(i)
NYSE	1.1
Offer Documents	7.16(b)
Old Plans	7.14(b)
Other Parties	1.1
Outside Date	9.1(e)

Term	Section
Parent	Preamble
Parent 401(k) Plan	7.14(d)
Parent Alternative Proposal	9.4(i)
Parent Board	Recitals
Parent Board Recommendation	7.2(c)
Parent Bylaws	1.1
Parent Cafeteria Plans	7.14(e)
Parent Certificate of Incorporation	1.1
Parent Change in Recommendation	7.4(a)
Parent Disclosure Schedule	4.2
Parent Employee	6.18(a)
Parent Employee Benefit Plan	6.18(a)
Parent Entities	Preamble
Parent Equity Awards	6.2(a)
Parent Financial Advisors	1.1
Parent Financial Statements	6.7(b)
Parent Intellectual Property	6.19
Parent Intervening Event	7.4(b)
Parent Material Adverse Effect	Article VI
Parent Material Agreement	6.12
Parent Meeting	5.6
Parent Organizational Documents	6.1
Parent Permits	6.11(b)
Parent Preferred Stock	6.2(a)
Parent Preferred Units	1.1
Parent Restricted Share Award	3.5(c)(ii)
Parent SEC Documents	Article VI
Parent Share Issuance	Recitals
Parent Shares	1.1
Parent Stockholder Approval	8.1(a)(ii)
Parent Stockholders	1.1
Parent Subsidiary Documents	5.1
Parent Support Agreement	Recitals
Partnership	Preamble
Partnership 2014/2015 Budget	4.1(a)
Partnership 401(k) Plan	1.1
Partnership Board	Recitals
Partnership Board Recommendation	7.2(b)
Partnership Certificate of Limited Partnership	1.1
Partnership Change in Recommendation	7.3(d)
Partnership Disclosure Schedule	4.1
Partnership Employee Benefit Plan	5.18(a)
Partnership Entities	Preamble
Partnership Equity Awards	3.5(b)(ii)
Partnership Equity Plans	3.5(b)(i)
Partnership Financial Advisors	1.1
Partnership Financial Statements	5.7(b)
Partnership GP	Preamble
Partnership GP Agreement	1.1
Partnership GP Certificate of Formation	1.1
Partnership Intellectual Property	5.19

Term	Section
Partnership Intervening Event	7.3(f)
Partnership Material Adverse Effect	Article V
Partnership Material Agreement	5.12(a)
Partnership Meeting	5.6
Partnership Organizational Documents	5.1
Partnership Parties	10.14
Partnership Permits	5.11(b)
Partnership Phantom Unit	3.5(b)(ii)
Partnership Related Party Transaction	5.20
Partnership SEC Documents	Article V
Partnership Senior Notes	1.1
Partnership Subsidiary Documents	5.1
Partnership Support Agreement	Recitals
Partnership Unitholder Approval	8.1(a)(i)
Partnership Unitholders	1.1
Partnership Unit Option	3.5(b)(ii)
Partnership Units	1.1
Party	1.1
PBGC	5.18(f)
Pension Plan	5.18(f)
Permitted Encumbrances	1.1
Per Unit Cash Consideration	3.5(h)(ii)
Person	1.1
Proceedings	5.15
Registration Statement	6.6
Regular Distribution	3.2
Release	1.1
Representatives	1.1
Required Information	1.1
Retained Companies	1.1
Rights	1.1
SEC	1.1
Securities Act	1.1
Separation	7.17(a)
Separation Agreement	7.17(a)
SpinCo	Recitals
SpinCo Cafeteria Plans	7.14(e)
SpinCo Common Units	1.1
SpinCo Employees	1.1
SpinCo GP	7.17(a)
SpinCo Transaction	7.17(a)
Spin-Off Companies	1.1
Subsidiary	1.1
Superior Proposal	7.3(h)(ii)
Surviving Entity	2.1(a)
Systems	1.1
Takeover Law	1.1
Tax Law	1.1
Tax Return	1.1
Taxes	1.1
Termination Fee	9.4(j)

Term	Section
Transaction Agreements	1.1
Transactions	Recitals
Transferred Assets	7.17(a)
Transaction Cafeteria Plan Balances	7.14(e)
under common control with	1.1

1.3 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i) this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(n) all references to days mean calendar days unless otherwise provided; and

(o) all references to time mean Houston, Texas time.

ARTICLE II

THE MERGER; EFFECTS OF THE MERGER

2.1 The Merger.

(a) The Merger and Surviving Entity. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub will merge with and into the Partnership (the “Merger”), the separate existence of Merger Sub will cease, and the Partnership will survive and continue to exist as a Delaware limited partnership (the Partnership, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

(b) Effectiveness and Effects of the Merger. Subject to provisions of this Agreement, the Merger will become effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Partnership and set forth in such Certificate of Merger (the “Effective Time”), in accordance with the DRULPA and the DLLCA. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DRULPA and the DLLCA.

(c) Certificate of Limited Partnership and Agreement of Limited Partnership. At the Effective Time, (i) the Partnership Certificate of Limited Partnership will remain unchanged and will be the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law and (ii) the Existing Partnership Agreement will be the agreement of limited partnership of the Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.

(d) Admission as Partner. At the Effective Time, (a) by virtue of the Merger, notwithstanding anything to the contrary in the Existing Partnership Agreement, Parent is hereby admitted as the sole limited partner of the Partnership and will hold all limited partner interests in the Partnership, (b) Partnership GP shall continue as the general partner of the Partnership, and (c) the Partnership shall continue without dissolution.

(e) Distribution of Partnership GP. At the Effective Time, the Partnership will distribute all of its right, title and interest in the equity securities of Partnership GP to Parent.

2.2 Closing. Subject to the provisions of Article VIII, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will occur on (a) the third Business Day after the day on which the last of the conditions set forth in Article VIII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which Parent and the Partnership may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing of the transactions contemplated by this Agreement will take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, at 10:00 a.m. on the Closing Date.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Partnership, Partnership GP or any holder of Parent securities or Partnership Units:

(a) All of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time will be automatically converted into the sole limited partner interest in the Partnership.

(b) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time will remain outstanding in the Surviving Entity in the form set forth in the Existing Partnership Agreement, and Partnership GP, as the holder of such general partner interest, will continue as the sole general partner of the Surviving Entity as set forth in the Existing Partnership Agreement. At the Effective Time, the books and records of the Partnership will be revised to reflect that all limited partners of the Partnership immediately prior to the Effective Time cease to be limited partners of the Partnership pursuant to the terms of this Agreement and that Parent is the sole limited partner of the Partnership, and the Partnership will continue without dissolution.

(c) Each Partnership Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units) will be converted into the right to receive (i) 0.1809 Parent Shares (the “Equity Consideration,” and such ratio, the “Exchange Ratio”), which Parent Shares will be duly authorized and validly issued in accordance with applicable Laws (such Parent Shares described in this clause (c) are referred to herein as the “New Common Shares”) and (ii) cash in amount of $9.12 (the “Cash Consideration” and together with the Equity Consideration, the “Merger Consideration”).

(d) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Partnership Units owned immediately prior to the Effective Time by the Partnership (collectively, the “Excluded Units”) or its wholly-owned Subsidiaries or by Parent or its wholly-owned Subsidiaries will automatically be cancelled and no consideration will be received therefor.

3.2 Rights As Unitholders; Unit Transfers. All Partnership Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(c) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Units (a “Certificate”) and each holder of non-certificated Partnership Units, represented by book-entry (“Book-Entry Units”) will cease to be a limited partner of the Partnership and cease to have any rights with respect thereto, except the right to receive, (a) the Merger Consideration, (b) any cash to be paid in lieu of any fractional New Common Share in accordance with Section 3.3(d), and (c) any distributions in accordance with Section 3.3(c); provided, however, that the rights of (i) any holder of the Partnership Equity Awards will be as set forth in Section 3.5, and (ii) Parent and its Subsidiaries, and the Partnership and its Subsidiaries will be as set forth in Section 3.1(d). In addition, holders as of the relevant record date of Partnership Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Partnership Units, with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such units in accordance with the terms of the Existing Partnership Agreement and this Agreement and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Merger Consideration, and will be paid on the payment date set therefor to such holders of Partnership Units, whether or not they exchange their Partnership Units, pursuant to Section 3.3. At the Effective Time, the unit transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Units.

3.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to the Partnership to act as exchange agent hereunder for the purpose of exchanging Partnership Units for the Merger Consideration as required by this Article III (the “Exchange Agent”). On the Closing Date, promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Partnership Units, for exchange in accordance with this Article III, through the Exchange Agent, New Common Shares and cash as required by this Article III. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.3(c) and to make payments in lieu of any fractional New Common Shares pursuant to Section 3.3(d), in each case without interest. Any cash (including as payment for any fractional New Common Shares in accordance with Section 3.3(d) and any distributions with respect to such fractional New Common Shares in accordance with Section 3.3(c)) and New Common Shares deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration contemplated to be paid for Partnership Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 3.3(c) and 3.3(d), the Exchange Fund will not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Partnership Units as of the Effective Time (other than the Partnership and its Subsidiaries and Parent and its Subsidiaries) (i) a letter of transmittal (specifying that in respect of certificated Partnership Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration payable in respect of Partnership Units represented by such Certificates or Book-Entry Certificates, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Partnership Units immediately prior to the Effective Time (other than the Partnership and its Subsidiaries and Parent and its Subsidiaries) will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor (x) New Common Shares representing, in the aggregate, the whole number of New Common Shares that such holder has the right to receive pursuant to Section 3.1(c) (after taking into account all Partnership Units then held by such holder) and (y) a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Partnership Units pursuant to Section 3.3(c) and Section 3.3(d). No interest will be paid or accrued on any Merger Consideration, any cash payment in lieu of fractional New Common Shares, any Parent distributions payable pursuant to Section 3.3(c) or any Regular Distribution. In the event of a transfer of ownership of Partnership Units that is not registered in the transfer records of the Partnership or the Merger Consideration, as applicable, and any Parent distributions payable pursuant to Section 3.3(c) payable in respect of such Partnership Units may be paid to a transferee, if the Certificate representing such Partnership Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Partnership Units, accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration, in any name other than that of the record holder of such Partnership Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 3.3, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration, payable in respect of Partnership Units, and any cash or distributions to which such holder is entitled pursuant to Section 3.3(c), Section 3.3(d) and (without the necessity of such surrender) Regular Distributions.

(c) Distributions with Respect to Unexchanged Partnership Units. No distributions declared or made with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any Partnership Units with respect to New Common Shares that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of fractional New Common Shares will be paid to any such holder until such holder has delivered the required documentation and surrendered any such Certificates or Book-Entry Units as contemplated by this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b), there will be paid to such holder of New Common Shares issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of any cash payable in lieu of fractional New Common Shares to which such holder is entitled pursuant to Section 3.3(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of distributions with a record date after the

Effective Time theretofore paid with respect to New Common Shares and payable with respect to such New Common Shares, and (ii) promptly after such compliance, or, if later, at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such New Common Shares (which shall be paid by Parent).

(d) Fractional New Common Shares. No certificates or scrip of New Common Shares representing fractional New Common Shares or book entry credit of the same will be issued upon the surrender of Partnership Units outstanding immediately prior to the Effective Time in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any New Common Shares. Notwithstanding any other provision of this Agreement, each holder of Partnership Units converted in the Merger who would otherwise have been entitled to receive a fraction of a New Common Share (after taking into account all Partnership Units exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a New Common Share that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of the Cash Consideration in lieu of issuing fractional shares of New Common Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Shares.

(e) Further Rights in Partnership Units. The Merger Consideration issued upon conversion of a Partnership Unit in accordance with the terms hereof (including any cash paid pursuant to Section 3.3(d)) and any declared distributions to be paid on Parent Shares as described in Section 3.3(c) will be deemed to have been issued in full satisfaction of all rights pertaining to such Partnership Unit.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Partnership Units after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Partnership Units who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration, payable in respect of such Partnership Units, any cash in lieu of fractional New Common Shares to which they are entitled pursuant to Section 3.3(d), or any distributions with respect to New Common Shares to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon.

(g) Lost Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in such amount reasonably determined by Parent, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, payable in respect of Partnership Units represented by such Certificate, any distributions to which the holders thereof are entitled pursuant to Section 3.3(c) and any cash payable in lieu of fractional New Common Shares to which the holders thereof are entitled pursuant to Section 3.3(d).

(h) Withholding. Each of Parent, Merger Sub and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Partnership Units such amounts or securities as Parent, Merger Sub or the Exchange Agent determines required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld such amounts will be treated for all purposes of this Agreement as having been paid or issued to the holder of Partnership Units in respect of whom such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

(i) Issuance in Book-Entry Form. All New Common Shares to be issued in the Merger will be issued in book-entry form, without physical certificates. Upon the issuance of New Common Shares to the holders of Partnership Units in accordance with this Section 3.3, Parent will reflect such admission on the books and records of Parent.

(j) No Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

(k) Tax Characterization of Merger and Cash Received. The Partnership and Parent each acknowledges and agrees that for federal income Tax purposes (and applicable state income or franchise tax purposes) the transactions consummated pursuant to this Agreement will, in accordance with IRS Revenue Ruling 99-6; Situation 2, be treated as each holder of a Partnership Common Unit shall be treated as transferring its Common Units in exchange for the Merger Consideration and Parent shall be treated as acquiring the assets of the Partnership deemed distributed to the holders of Partnership Common Units in the deemed liquidation of Partnership. Each of the Partnership and Parent agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

(l) Distribution. Notwithstanding anything in this Agreement to the contrary, the Merger shall not affect the right of any holder of Partnership Units as of the record time for the Distribution to receive its share of SpinCo Common Units pursuant to the Distribution. It is understood that no Partnership Equity Awards existing as of the record time for the Distribution, all of which shall be adjusted in connection with the Distribution pursuant to Section 3.5, shall entitle the holder thereof to receive any SpinCo Common Units in the distribution.

3.4 Anti-Dilution Provisions. Without limiting the covenants in Sections 4.1 and 4.2, in the event the outstanding Partnership Units or Parent Shares shall have been changed into a different number of units or shares or a different class after the date of this Agreement by reason of any subdivisions, reclassifications, splits, unit or share distributions, combinations or exchanges of Partnership Units or Parent Shares (other than the Spin-Off Transactions), the Exchange Ratio will be correspondingly adjusted to provide to the holders of such Partnership Units the same economic effect as contemplated by this Agreement prior to such event.

3.5 Treatment of Equity-Based Awards.

(a) Adjustment of Partnership Equity Awards in Connection with the Spin-Off Transaction. Prior to the actions described in Section 2.1, the Partnership Equity Awards shall be adjusted in accordance with Section 5.2 of the Employee Matters Agreement.

(b) Cancellation and Settlement of SpinCo Employee Partnership Equity Awards.

(i) Partnership Unit Options. Each option to acquire Partnership Units granted under the Partnership’s equity plans (each such option, a “Partnership Unit Option” and such plans, the “Partnership Equity Plans”), whether vested or unvested, that is held by a SpinCo Employee, a non-employee director of the Partnership or APL or a former employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive the Merger Consideration in respect of each Net Partnership Unit represented by such Partnership Unit Option. Any Partnership Unit Option that has an exercise price per Partnership Unit that is greater than or equal to the Per Unit Cash Consideration shall be cancelled in exchange for no consideration. The holders of the Partnership Unit Options shall receive the payments described in this Section 3.5(b)(i), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five (5) Business Days following the Effective Time.

(ii) Partnership Phantom Units. Each phantom unit based on Partnership Units granted under the Partnership Equity Plans (each, a “Partnership Phantom Unit” and, together with the Partnership Unit Options, the “Partnership Equity Awards”), whether vested or unvested, that is held by a SpinCo Employee, a non-employee director of the Partnership or APL or a former employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive the Merger Consideration in respect of each Partnership Unit underlying such Partnership Phantom Unit. The holders of Partnership Phantom Units shall receive the payments described in the immediately preceding sentence (together with any dividend equivalents corresponding to Partnership Phantom Units that vest in accordance with this Section 3.5(b)(ii)), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payments, within five (5) Business Days following the Effective Time.

(c) Rollover and Partial Settlement of Midstream Business Employee Partnership Equity Awards.

(i) Vested Partnership Unit Options. Each vested Partnership Unit Option that is held by a Midstream Business Employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in respect of each Net Partnership Unit represented by such Partnership Unit Option. The holders of the Partnership Unit Options shall receive the payments described in this Section 3.5(c)(i), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five (5) Business Days following the Effective Time.

(ii) Unvested Partnership Unit Options. Each unvested Partnership Unit Option that is held by a Midstream Business Employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be cancelled and converted into the right to receive: (A) the Cash Consideration in respect of each Net Partnership Unit represented by such Partnership Unit Option, and (B) a restricted stock award in respect of Parent Shares (a “Parent Restricted Share Award”) with respect to a number of Parent Shares equal to the product of (1) the number of Net Partnership Units represented by such Partnership Unit Option, multiplied by (2) the Equity Consideration. Any Partnership Unit Option that has an exercise price per Partnership Unit that is greater than or equal to the Per Unit Cash Consideration shall be cancelled in exchange for no consideration. The holders of the Partnership Unit Options shall receive the payments described in this Section 3.5(c)(ii), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five (5) Business Days following the Effective Time. Except as otherwise provided in this Section 3.5(c)(ii), each such Parent Restricted Share Award issued pursuant to this Section 3.5(c)(ii) shall continue to have, and shall be subject to, the same material terms and conditions and same vesting conditions (but excluding any terms and conditions unique to options) as applied to the corresponding Partnership Unit Option immediately prior to the Effective Time, and shall settle in Parent Shares upon vesting.

(iii) Partnership Phantom Units. Each Partnership Phantom Unit that is held by a Midstream Business Employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be cancelled and converted into the right to receive: (A) the Cash Consideration in respect of each Partnership Unit underlying such Partnership Phantom Unit and (B) a Parent Restricted Share Award with respect to a number of Parent Shares equal to the product of (1) the number of Partnership Units underlying such Partnership Phantom Unit, multiplied by (2) the Equity Consideration. The holders of Partnership Phantom Units shall receive the payments described in the immediately preceding sentence (together with any dividend equivalents corresponding to Partnership Phantom Units that vest in accordance with this Section 3.5(c)(iii)), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payments, within five (5) Business Days following the Effective Time. Except as otherwise provided in this Section 3.5(c)(iii), each such Parent Restricted Share Award assumed and converted pursuant to this Section 3.5(c)(iii) shall continue to have, and shall be subject to, the same material terms and conditions and the same vesting conditions as applied to the corresponding Partnership Phantom Unit immediately prior to the Effective Time, and shall settle in Parent Shares upon vesting.

(d) Certain Tax Considerations. The actions contemplated by this Section 3.5 shall be taken in accordance with Section 409A of the Code. The aggregate amount required to be withheld from any holder of Partnership Equity Awards in connection with the payments described in Sections 3.5(b) and 3.5(c) shall first be applied to reduce the portion of such payments payable in the form of Parent Shares and, to the extent such withholding amount exceeds the portion of such payments payable in the form of Parent Shares, such excess shall be applied to reduce the portion of such payments payable in cash.

(e) Termination of Partnership Equity Plans; Issuance of Parent Restricted Share Awards. Prior to the Effective Time, the Partnership shall take all actions necessary to terminate each of the Partnership Equity Plans, effective as of and subject to the occurrence of the Effective Time. At the Effective Time, Parent shall issue the Parent Restricted Share Awards in accordance with Sections 3.5(c)(ii) and 3.5(c)(iii).

(f) Parent Actions. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery with respect to the settlement of Partnership Equity Awards contemplated by Sections 3.5(b) and 3.5(c)(i). Parent shall include in the Registration Statement a number of Parent Shares sufficient to satisfy the settlement of Partnership Equity Awards contemplated by Sections 3.5(b) and 3.5(c)(i). Parent shall take all corporate action reasonably necessary to reserve for issuance a sufficient number of Parent Shares for delivery upon settlement of the Parent Restricted Share Awards issued by it in accordance with Sections 3.5(c)(ii) and 3.5(c)(iii). As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of Parent Shares to be registered and issuable with respect to Parent Restricted Share Awards, Parent shall file a post-effective amendment to the Registration Statement or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Parent Shares subject to Parent Restricted Share Awards and shall use its reasonable commercial efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Restricted Share Awards remain outstanding. As soon as reasonably practicable following the Effective Time, Parent shall deliver to each holder of a Parent Restricted Share Award issued by Parent an appropriate notice setting forth such holder’s rights pursuant to the such Parent Restricted Share Award.

(g) Reasonable Best Efforts. Each of the parties hereto shall use its reasonable best efforts to take any actions reasonably necessary to effectuate the transactions contemplated by this Section 3.5, including, without limitation, having the applicable board or committee administering the plans governing the affected awards adopt resolutions necessary to effect the foregoing or obtaining any required consents.

(h) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Net Partnership Unit” means, with respect to a Partnership Unit Option, the quotient of (A) the product of (1) the excess, if any, of the Per Unit Cash Consideration over the per unit exercise price of such Partnership Unit Option, multiplied by (2) the number of Partnership Units underlying such Partnership Unit Option, divided by (B) the Per Unit Cash Consideration.

(ii) “Per Unit Cash Consideration” means the sum of (A) the Cash Consideration plus (B) the product of (1) the Equity Consideration multiplied by (2) the Average Closing Price.

ARTICLE IV

ACTIONS PENDING MERGER

4.1 Conduct of Business by the Partnership. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly contemplated or provided by the Transaction Agreements, (ii) as may be required by applicable Law, (iii) as set forth in Section 4.1 of the disclosure letter delivered by the Partnership to Parent (the “Partnership Disclosure Schedule”), or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld with respect to clauses (a), (d), (g), (h) or (i) of this Section 4.1), the Partnership will not (and Partnership GP will not take any such action on its own behalf or on behalf of the Partnership), and will cause each of its Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries other than in the ordinary course consistent with past practice; provided, that no action by the Partnership or its Subsidiaries with respect to matters specifically addressed by any other provision of Section 4.1 shall be deemed a breach of this Section 4.1(a)(i) unless such action would constitute a breach of such other provision, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

(b) (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights or (ii) enter into any agreement with respect to the foregoing, in each case except for (A) issuances of Partnership Units upon the exercise or settlement of any Partnership Equity Awards outstanding on the date hereof in accordance with the terms of the Partnership Equity Plans, (B) the sale of Partnership Units in connection with the exercise or settlement of Partnership Equity Awards if necessary to effectuate an option direction upon exercise or for withholding of Taxes, and (C) distributions on the APL Class D Preferred Units paid in the ordinary course of business in additional APL Class D Preferred Units in accordance with the APL’s Partnership Agreement (the “Class D Preferred PIK Distributions”);

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except upon the forfeiture of Partnership Equity Awards in connection with the terms thereof or to satisfy any Tax withholding obligations of the holder thereof or net unit settlements made in connection with the vesting or settlement of Partnership Equity Awards or as required by the terms of any Partnership Employee Benefit Plan;

(d) (i) sell, lease, transfer, exchange, dispose of, license or convey all or any portion of its assets, business or properties, other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and Hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000, (C) any sale, lease, transfer, exchange, disposal, license, or conveyance of assets, business or properties to APL or any Subsidiary thereof or (D) any distributions expressly permitted under Section 4.1(e); (ii) except as set forth in the Partnership 2014/2015 Budget, acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity with a value in excess of $25,000,000; provided, that the Partnership shall not, and shall not permit its Subsidiaries to, make any acquisition that would reasonably be expected to materially impede or delay the consummation of the Merger or the other Transactions, (iii) merge, consolidate or enter into any other business combination transaction with any Person, other than mergers or consolidations solely among the Partnership and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries, or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;

(e) make or declare dividends or distributions (i) to the holders of Partnership Units that are special or extraordinary distributions or that are in a cash amount in excess of $0.55 per Partnership Unit per quarter, or (ii) to the holders of any other units of or interests in the Partnership;

(f) amend (i) the Partnership Certificate of Limited Partnership or the Existing Partnership Agreement, or (ii) the governing documents of any of its significant Subsidiaries;

(g) enter into any contract, agreement or arrangement that would be a Partnership Material Agreement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and Hydrocarbons in the ordinary course);

(h) modify or amend in any material respect, terminate or assign, or waive or assign any rights under any Partnership Material Agreement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and Hydrocarbons in the ordinary course) or any Partnership Permit, in each case, in a manner which is materially adverse to the Partnership or any of its Subsidiaries;

(i) waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or any injunction or other equitable relief, other than waivers, releases, assignments, settlements or compromises (A) equal to or less than the amounts reserved with respect thereto on the Partnership Financial Statements or (B), except as provided in clause (A), that do not exceed $10,000,000 in the aggregate;

(j) implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any other applicable Law;

(k) fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is substantially similar to the insurance maintained by it at present;

(l) (i) change, in any material respect, any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend in any material respect any Tax Return, or (iv) change, in any material respect, any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(m) take any action or fail to take any action that would reasonably be expected to cause any of its Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than Subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

(n) except as required by applicable Law or any Partnership Employee Benefit Plan, (i) increase the compensation of any Midstream Business Employees whose annual base compensation exceeds $175,000, other than customary increases in the ordinary course of business, consistent with past practice, (ii) grant any severance or termination pay to any employee, officer or director of the Partnership or any of its Subsidiaries, other than grants of severance or termination pay in the ordinary course of business consistent with past practice to any employee who is not an officer or director who is terminated in the ordinary course of business consistent with past practice, (iii) establish, adopt, enter into, amend or terminate any employment or change of control agreement with any Employee, (iv) take any action to accelerate any compensation or fund any rabbi trust or similar arrangement, (v) terminate the employment or services of any Midstream Business Employee whose target annual compensation is greater than $125,000, other than for cause, or (vi) hire any Midstream Business Employee whose target annual compensation is greater than $350,000;

(o) (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities, (B) Indebtedness owed by any Partnership Entity or any Subsidiary thereof to any Partnership Entity or any Subsidiary thereof or, (C) guarantees of existing Indebtedness of the Partnership or any Subsidiary thereof to the extent required by the terms thereof, or (D) leases permitted to be incurred pursuant to clause (iii) below, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness owed thereby (directly, contingently or otherwise), prior to the stated maturities thereof, other than (A) borrowings under existing credit facilities and (B) repayments of Indebtedness owed to any Partnership Entity or any Subsidiary thereof, (iii) enter into any material leases (whether operating or capital) for amounts exceeding $25,000,000 in the aggregate or (iv) except as set forth in the Partnership 2014/2015 Budget, make or commit to make any capital expenditures in excess of $100,000,000 in the aggregate; provided, however, that notwithstanding anything to the contrary herein, Parent may not incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise) under the Partnership Credit Facilities to the extent that the amount required to repay such Partnership Credit Facilities would exceed $240,000,000 as of immediately prior to the Effective Time;

(p) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(q) transfer any assets of the Midstream Companies as of the date of this Agreement to the Spin-Off Companies, or transfer any liabilities of the Spin-Off Companies as of the date of this Agreement to the Midstream Companies;

(r) enter into any Partnership Related Party Transaction;

(s) take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the Merger or the transactions contemplated hereby;

(t) take any action to subject the Partnership, Partnership GP or any of the Midstream Companies to material liability (contingent or otherwise) following the Effective Time with respect to (i) SpinCo or any of the other Spin-Off Companies, (ii) the Spin-Off Transaction, (iii) the SpinCo Employees or (iv) the pre-Closing or post-Closing activities or business of the Spin-Off Companies except for Retained Liabilities and Delayed Assumed Liabilities; or

(u) agree or commit to do anything prohibited by clauses (a) through (t) of this Section 4.1.

Notwithstanding anything to the contrary, with respect to APL and its Subsidiaries, the Partnership’s obligation under this Section 4.1 to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of APL and its Subsidiaries and to the extent not inconsistent with the Partnership’s or its Subsidiaries’ duties (fiduciary or otherwise) to APL or any of its equity holders.

4.2 Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly contemplated or provided by the Transaction Agreements, (ii) as may be required by applicable Law, (iii) as set forth in the disclosure letter delivered by Parent to the Partnership (the “Parent Disclosure Schedule”), or (iv) with the prior written consent of the Partnership Board (which consent will not be unreasonably withheld with respect to clauses (a), (d) or (g) of this Section 4.2), Parent will not and will cause each of its respective Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries other than in the ordinary course in all material respects; provided, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any other provision of Section 4.2 shall be deemed a breach of this Section 4.2(a)(i) unless such action would constitute a breach of such other provision, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

(b) (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights or (ii) enter into any agreement with respect to the foregoing, in each case except (A) issuance of Parent Shares (x) made in the ordinary course of business or (y) that would not reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the Merger or the transactions contemplated hereby, (B) issuances of Parent Shares upon the exercise or settlement of any Parent Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 4.2(b), (C) the sale of Parent Shares in connection with the exercise or settlement of Parent Equity awards if necessary to effectuate an option direction upon exercise or for withholding of Taxes, (D) the grant of equity compensation awards at times, in amounts, on terms and conditions and otherwise in the ordinary course of business or (E) issuances of equity by NGLS pursuant to the Equity Distribution Agreement, dated as of May 5, 2014, between NGLS and the managers party thereto in amounts consistent with Parent’s past practice, or any agreement substantially similar in form and substance to such agreement;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any equity interests or Rights, except for net share settlements made in connection with the vesting of restricted shares, restricted units or as required by the terms of any existing Parent Employee Benefit Plan;

(d) (i) sell, lease, transfer, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and Hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000, (C) any joint venture, partnership, joint marketing, joint development or similar strategic transaction or (D) any distributions expressly permitted under Section 4.2(e); (ii) make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other Person that would reasonably be expected to prevent or materially impede or materially delay the Merger; or (iii) merge, consolidate or enter into any other business combination transaction with any Person, other than mergers or consolidations solely among Parent and its wholly owned Subsidiaries or among its wholly owned Subsidiaries or as permitted by clause (ii) or that would not reasonably be expected to prevent or materially impede or materially delay the Merger;

(e) make or declare dividends or distributions to the holders of Parent Shares that are special or extraordinary distributions, other than dividends or distributions, including increases in such dividends or distributions, made in the ordinary course consistent with past practice pursuant to applicable Parent Board approvals;

(f) amend the Parent Certificate of Incorporation or the Parent Bylaws other than such amendments as would not reasonably be expected to adversely affect the voting rights of holders of Parent Shares;

(g) except in the ordinary course of business, modify or amend in any material respect, terminate or assign, or waive or assign any rights under any Parent Material Agreement or any Parent Permit, in each case, in a manner which would reasonably be expected to result in a Parent Material Adverse Effect;

(h) implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any applicable Law;

(i) (i) change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend in any material respect any Tax Return, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(j) take any action or fail to take any action that would reasonably be expected to cause any of its Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than Subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

(k) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(l) take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the Merger or the transactions contemplated hereby; and

(m) agree or commit to do anything prohibited by clauses (a) through (l) of this Section 4.2.

Notwithstanding anything to the contrary, with respect to NGLS and its Subsidiaries, Parent’s obligation under this Section 4.2 to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of NGLS and its Subsidiaries and to the extent not inconsistent with Parent’s or its Subsidiaries’ duties (fiduciary or otherwise) to NGLS or any of its equity holders.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by the Partnership or APL with the SEC under the Exchange Act or the Securities Act since January 1, 2012 and prior to the date of this Agreement, and in each case excluding all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Partnership SEC Documents”) (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Partnership Disclosure Schedule prior to the execution of this Agreement (provided, that (i) disclosure in any section of such Partnership Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Partnership Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Partnership (a “Partnership Material Adverse Effect”)), the Partnership represents and warrants to Parent and Merger Sub as follows:

5.1 Organization, General Authority and Standing. The Partnership is a limited partnership validly existing and in good standing under the Laws of the State of Delaware. The Partnership has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Section 5.1 of the Partnership Disclosure Schedule sets forth a true and complete list of the Retained Companies (other than the Partnership), the Spin-Off Companies and the Partnership’s ownership interest in each Retained Company (other than the Partnership). Each of the Partnership’s Subsidiaries (a) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (c) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in each case of clauses (a) through (c), as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership has made available to Parent true and complete copies of the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement, the Partnership GP Agreement and the Partnership GP Certificate of Formation (the “Partnership Organizational Documents”), the certificate of limited partnership of APL, the Second Amended and Restated Agreement of Limited Partnership of APL dated as of March 9, 2004, as amended (the “APL Partnership Agreement”) and true and complete copies of the certificates of formation and limited liability company agreements (or comparable organizational documents) of each of the other Midstream Companies (other than APL’s Subsidiaries) (collectively, the “Partnership Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Partnership Organizational Documents and Partnership Subsidiary Documents are in full force and effect and the Partnership and its Subsidiaries are not in violation of any of their provisions in any material respect.

5.2 Capitalization.

(a) The authorized equity interests of the Partnership consist of Partnership Units and a general partner interest in the Partnership. As of October 9, 2014, the issued and outstanding limited partner interests and general partner interests of the Partnership consisted of (i) 51,911,136 Partnership Units, and (ii) a general partner interest in the Partnership, and there were (iii) 3,362,024 Partnership Units issuable pursuant to Partnership Unit Options and (iv) 3,282,237 Partnership Units issuable pursuant to Partnership Phantom Units. Partnership GP is the sole general partner of the Partnership and owns all of the outstanding general partner interest in the Partnership, and the Partnership owns all of the outstanding equity interests in Partnership GP. The authorized equity interests of APL consist of common units representing limited partner interests in APL (“APL Common Units”), Class B Preferred Units representing limited partner interests in APL, Class C Preferred Units representing limited partner interests in APL, Convertible Class D Preferred Units representing limited partner interests in APL (“APL Class D Preferred Units”), Class E Preferred Units representing limited partner interests in APL (“APL Class E Preferred Units”), the Incentive Distribution Rights (as defined in the APL Partnership Agreement, the “APL IDRs”) and a general partner interest in APL. As of October 10, 2014, the issued and outstanding limited partner interests and general partner interests of APL consisted of (A) 84,497,281 APL Common Units, (B) 14,699,076 APL Class D Preferred Units, (C) 5,060,000 APL Class E Preferred Units, (D) the APL IDRs and (E) an approximate 2% combined general partner interest in APL, and there were (F) zero APL Common Units issuable pursuant to options to acquire APL Common Units granted under APL’s equity plans (“APL Unit Options”) and (G) 1,751,494 APL Common Units issuable pursuant to phantom APL Common Units granted under APL’s equity plans (“APL Phantom Units” and together with the APL Unit Options, “APL Equity Awards”). APL GP is the sole general partner of APL and owns all of the outstanding APL IDRs and general partner interest in APL, and the Partnership, directly or indirectly, owns all of the outstanding equity interests in APL GP. As of October 10, 2014, the Partnership or a Subsidiary of the Partnership (other than APL and its Subsidiaries) owns 4,113,227 APL Common Units and no APL Class D Preferred Units or APL Class E Preferred Units. All outstanding equity securities of the Partnership and APL are, and all Partnership Common Units issuable pursuant to Partnership Equity Awards and APL Common Units issuable pursuant to APL Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Parent Agreement and the Existing Partnership Agreement, respectively). All of the membership interests in Partnership GP are owned by the Partnership free and clear of all Liens, other than Liens arising under or pursuant to the express terms of the Partnership Organizational Documents.

(b) Section 5.2(b) of the Partnership Disclosure Schedule sets forth, as of October 9, 2014, for each outstanding Partnership Equity Awards (1) the name of the holder of such Partnership Equity Award, as applicable, (2) the number of outstanding Partnership Units subject to awards held by such individual and (3) the estimated cash payments and equity securities to be received by each such holder if the Merger was consummated on October 9, 2014. Each grant of an APL Equity Award was made in accordance with the terms of the applicable Employee Benefit Plan of APL and applicable Law.

(c) As of October 9, 2014, except as set forth in subsections (a), (b) and (c) of this Section 5.2, (i) there are no partnership interests, limited liability company interests or other equity securities of the Retained Companies issued or authorized and reserved for issuance, (ii) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating any of the Retained Companies to issue, transfer or sell any partnership or other equity interest of a Retained Company or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (iii) there are no contractual obligations of any of to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Retained Companies or any such securities or agreements listed in clause (ii) of this sentence.

(d) Neither the Partnership nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Partnership Unitholders on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Partnership or any of its Subsidiaries.

5.3 Equity Interests in other Entities. Other than the ownership interests in the Retained Companies and the Spin-Off Companies set forth in Section 5.1 of the Partnership Disclosure Schedule, and as reflected in Section 5.3 of the Partnership Disclosure Schedule, the Partnership does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind. The Partnership owns such interests in its Subsidiaries free and clear of all Liens except for Liens under the Partnership Credit Facility which will be released on or prior to the Effective Date, and Liens described by clause (i) of the definition of Permitted Encumbrances.

5.4 Power, Authority and Approvals of Transactions. The Partnership has the requisite limited partnership power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the Partnership Unitholder Approval, to consummate the transactions contemplated hereby. Subject to the Partnership Unitholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary limited partnership action by the Partnership. The Partnership Board has (a) determined that it is in the best interests of the Partnership and the Partnership Unitholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit the Merger and this Agreement to a vote of the Partnership Unitholders and recommend approval of the Merger and this Agreement by the Partnership Unitholders. This Agreement has been duly executed and delivered by the Partnership and, assuming due authorization, execution and delivery by the Other Parties, constitutes the Partnership’s valid and binding obligation, enforceable against the Partnership in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

5.5 No Violations or Defaults. Subject to required filings under federal and state securities Laws and with the NYSE, assuming the other consents and approvals contemplated by Section 5.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.10(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Partnership do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which the Partnership or any of its respective Subsidiaries is a party or by which the Partnership or any of its Subsidiaries or properties is subject or bound, (ii) constitute a breach or violation of, or a default under the Existing Partnership Agreement or the Partnership Certificate of Limited Partnership, (iii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Partnership or any of their respective Subsidiaries or (iv) result in the creation of any material Lien (other than Permitted Encumbrances) on any of the assets of the Partnership or any of its Subsidiaries’ assets, except in the case of clauses (i) and (iii), for such breaches, violations, defaults, terminations, cancellations, accelerations, contraventions or conflicts which, either individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect.

5.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by the Partnership of this Agreement or (ii) the consummation by the Partnership of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of the Parent Entities set forth in Section 6.6, (A) the filing with the SEC of a joint proxy statement (the “Joint Proxy Statement”) relating to the matters submitted to the Partnership Unitholders at a meeting of such holders for the purpose of approving this Agreement and the Merger (including any adjournment or postponement thereof, the “Partnership Meeting”) and relating to the matters submitted to the Parent Stockholders at a meeting of such holders for the purpose of approving the Parent Share Issuance (including any adjournment or postponement thereof, the “Parent Meeting”) and other filings required under federal or state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect or materially delay consummation of the Merger.

5.7 Financial Reports and the Partnership SEC Documents.

(a) Since January 1, 2012, the Partnership and/or APL has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished prior to the date hereof under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Partnership SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Partnership SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be and, did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of the Partnership included in the Partnership SEC Documents (the “Partnership Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), and (iii) fairly present in all material respects the consolidated financial position of the Partnership and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c) The pro forma consolidated financials of the Retained Companies which assume that the Spin-Off Transaction has been consummated will (i) be delivered to Parent as promptly as practicable following the date of this Agreement; (ii) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (iii) be prepared in accordance with

GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), (iv) fairly present in all material respects the consolidated financial position of the Retained Companies as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended and (v) be prepared from, and in accordance with, the books and records of the Retained Companies.

(d) Neither the Partnership nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among the Partnership and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Partnership in the Partnership’s published financial statements or any Partnership SEC Documents.

5.8 Internal Controls and Procedures. The Partnership has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Partnership’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Partnership’s auditors and the audit committee of the Partnership Board (x) all significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect the Partnership’s ability to record, process, summarize and report financial data and have identified for the Partnership’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal controls. The principal executive officer and the principal financial officer of the Partnership have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Partnership SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

5.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, the unaudited financial statements (or notes thereto) included in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014 (the “Balance Sheet Date”), or in the financial statements (or notes thereto) included in subsequent Partnership SEC Documents filed by the Partnership prior to the date of this Agreement, neither the Partnership nor any of its consolidated Subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the Partnership, except liabilities (a) that are accrued or reserved against in the financial statements of the Partnership included in the Partnership SEC Documents filed prior to the date of this Agreement or reflected in the notes thereto, (b) incurred since the Balance Sheet Date in the ordinary course of business, (c) incurred in accordance with this Agreement or in connection with the transactions contemplated by the Transaction Agreements, (D) that would not reasonably be expected to have, either individually or in the aggregate, a Partnership Material Adverse Effect or (E) that have been discharged or paid in full.

5.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, (i) the Partnership has carried on and operated its businesses in all material respects in the ordinary course of business and (ii) no Retained Company has undertaken any action that would be prohibited by Section 4.1(j) if such provision were in effect at all times since the Balance Sheet Date.

5.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 5.17) and environmental matters (which are provided for in Section 5.13), the Partnership and each of its Subsidiaries is in compliance with all, and is not in default under or in violation of any, applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. The Partnership has not received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that the Partnership or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

(b) Except for the Environmental Permits (which are provided for in Section 5.13), the Partnership and each of its Subsidiaries is in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Partnership Permits”), except where the failure to be in possession of such Partnership Permits would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. All Partnership Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. No suspension or cancellation of any of the Partnership Permits is pending or threatened, except where such suspension or cancellation would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Partnership, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Partnership or any of its Subsidiaries under, any Partnership Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew, extend, any Partnership Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

5.12 Material Contracts.

(a) Each of the following contracts to which the Partnership or any of its Subsidiaries is a party in effect on the date of this Agreement, other than a Partnership Employee Benefit Plan, is referred to as a “Partnership Material Agreement”:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), including any Partnership Material Agreement filed as an exhibit in the Partnership SEC Documents;

(ii) each natural gas transportation, gathering, treating, processing or other contract, each natural gas liquids fractionation, transportation, purchase, sales or storage contract and each natural gas purchase contract that during the 12 months ended June 30, 2014 individually involved, or is reasonably expected in the future to involve, annual revenues received by or payments made by the Partnership and the Retained Companies in excess of $25,000,000 in the aggregate;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Partnership or any of its Subsidiaries in an amount in excess of $25,000,000;

(iv) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by Retained Company, in excess of $25,000,000;

(v) each contract that provides for indemnification by the Partnership or any of its Subsidiaries that remains in effect as of the date of this Agreement with respect to liabilities in connection with the Partnership’s or any of its Subsidiaries’ previous sales of the Partnership’s or any of its Subsidiaries’ business, assets or properties in excess of $25,000,000;

(vi) each contract that (A) contains a non-compete or similar type of provision that, following the Closing, by virtue of Parent becoming Affiliated with the Partnership as a result of this transaction, would by its terms materially restrict the ability of Parent to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing, (B) imposes any material restriction on the right or ability of the Partnership or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (C) contains an exclusivity or “most favored nation” clause that restricts the business of the Partnership or any of its Subsidiaries in a material manner;

(vii) each contract involving the pending acquisition or sale of (or option to purchase or sell) the assets or properties of the Partnership or any of its Subsidiaries in excess of $25,000,000;

(viii) each material partnership, joint venture or strategic alliance agreement; and

(ix) each contract expressly limiting or restricting the ability of the Partnership or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be.

(b) Except as set forth in Section 5.12 of the Partnership Disclosure Schedules, immediately following the Effective Time, neither the Partnership nor Partnership GP will have any material liability to any third party under any of the following types of contracts or agreements (in each case, excluding contracts or agreements that will be assumed by the Spin-Off Companies or their Subsidiaries and for which SpinCo has agreed to indemnify the Partnership, in each case pursuant to the Separation Agreement):

(i) any contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by the Partnership (whether incurred, assumed, guaranteed or secured by any asset), and any contract securing the obligations of the Partnership with respect to such commitment;

(ii) any contract requiring the Partnership to make capital expenditures or other payments following the Effective Date;

(iii) any collective bargaining agreement to which any employee of the Partnership or its Subsidiaries is a party or is subject;

(iv) any contract with any of the Spin-Off Companies, other than the Transaction Agreements and the Ancillary Agreements (as defined in the Separation Agreement); and

(v) any agreement under which the Partnership has advanced or loaned any amount of money to any of its officers, directors, employees or consultants or to any of the Retained Companies.

(c) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Partnership Material Agreement may be limited by applicable Law and public policy, each of the Partnership Material Agreements (i) constitutes the valid and binding obligation of the Partnership and, to the Knowledge of the Partnership, constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

(d) There is not under any Partnership Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.13 Environmental Matters. Except as reflected in the Partnership Financial Statements, and except for any such matter that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect:

(a) The Retained Companies and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) All Environmental Permits for conducting the respective businesses and operations of each of the Retained Companies as they are currently being conducted have been obtained and are currently in full force and effect, and, since January 1, 2012, none of the Retained Companies has received any notice that any such existing Environmental Permit will be revoked or any pending application for any new Environmental Permit or renewal of any existing Environmental Permit will be protested or denied;

(c) Since the January 1, 2012, none of the Retained Companies has received any written notice from any Governmental Authority alleging any such Person’s violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state Laws) or any Environmental Permit, with respect to the Retained Company’s assets, real properties (whether owned or leased) and operations, and there are no facts, conditions or occurrences that would reasonably be expected to result in the receipt of such notice;

(d) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of the Partnership, threatened by a Person against any Retained Company which allege a violation of or liability under any Environmental Law and, to the Knowledge of the Partnership, there are no existing facts, conditions or occurrences that would reasonably be expected to give rise to any such action, suit, proceeding, claim, investigation, order, decree or judgment;

(e) There has been no Release of any Hazardous Material at, on, under, or from (x) any Retained Company’s real properties as a result of the operations of such Retained Company or (y) to the Knowledge of the Partnership, any real properties offsite any Retained Company’s real properties that, in each case of (x) and (y), has not been remediated as required by, or resulted in liability under, any Environmental Law or otherwise adequately reserved for in the Partnership Financial Statements; and

(f) None of the Retained Companies has assumed or retained by contract or operation of Law any liabilities of any third parties for the presence or Release of, or exposure to, Hazardous Materials or for the failure to comply with Environmental Law.

(g) This Section 5.13 constitutes the sole and exclusive representation and warranty of the Partnership with respect to Environmental Permits, Hazardous Materials and Environmental Law.

5.14 Title to Properties. The Partnership has good and indefeasible title to all real and personal properties which are material to the business of Partnership, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Partnership, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.15 Litigation. There are no civil, criminal or administrative actions, suits, litigation, claims, causes of action, investigations, arbitrations, mediations or other proceedings (collectively, “Proceedings”) pending or threatened, against any Retained Company or to which any Retained Company is otherwise a party or threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect, and, as of the date hereof, no such Proceedings would, individually or in the aggregate, be reasonably expected to materially delay the consummation of the Merger.

5.16 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of the Partnership specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Joint Proxy Statement is first mailed to Partnership Unitholders or Parent Stockholders, and at the time of the Partnership Meeting and the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to the Partnership required to be stated therein or necessary in order to make the statements with respect to the Partnership therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Partnership makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

5.17 Tax Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect:

(a) Each of the Partnership and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to the Partnership or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Partnership or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Partnership or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by the Partnership or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where the Partnership or one of its Subsidiaries do not currently file a Tax Return that the Partnership or such Subsidiary is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Partnership;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Partnership or any of its Subsidiaries;

(f) each of the Partnership and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of the Partnership or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Partnership or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) none of the Partnership or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than the Partnership or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise;

(i) the Partnership and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code;

(j) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(k) each of APL and APL GP is currently (and has been since its respective formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

5.18 Employee Benefits.

(a) Section 5.18(a) of the Partnership Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan that is (i) sponsored, maintained or contributed to by the Partnership or any of its ERISA Affiliates, or (ii) for which the Partnership or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Partnership Employee Benefit Plan”).

(b) With respect to each Partnership Employee Benefit Plan, within ten (10) Business Days of the date of this Agreement, the Partnership shall have made available to Parent a true and complete copy, or summary if no plan document exists, of (i) each Partnership Employee Benefit Plan, (ii) each trust agreement or annuity contract, if any, in effect as of the date of this Agreement that relates to any Partnership Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with each Partnership Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, and (iv) all material filings and correspondence with any Governmental Authority within the prior three (3) years.

(c) Each Partnership Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Partnership Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Partnership Employee Benefit Plans) or proceedings pending or, to the Knowledge of the Partnership, threatened against or involving any Partnership Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Partnership Employee Benefit Plan, in each case, that would be reasonably expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, there do not now exist, nor do any circumstances exist that would result in, any liabilities to the Partnership or any of its ERISA Affiliates under (i) Section 302 of ERISA, (ii) Sections 412 and 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). Except as, individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect, each Partnership Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Partnership, nothing has occurred that could adversely affect the qualified status of any such Partnership Employee Benefit Plan.

(e) Except as set forth on Section 5.18(e) of the Partnership Disclosure Schedule, to the Knowledge of the Partnership, no Partnership Employee Benefit Plan or any other arrangement maintained by the Partnership or its Subsidiaries provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state Law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect, each of the Partnership and each its ERISA Affiliates is in compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(f) Except as set forth on Section 5.18(f) of the Partnership Disclosure Schedule, to the Knowledge of the Partnership, no Partnership Employee Benefit Plan is, and none of the Partnership, its Subsidiaries or any of their respective ERISA Affiliates contributes to, during the past six years has contributed to or has any liability or obligation, whether actual or contingent, with respect to any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code (each, a “Pension Plan”). With respect to each Pension Plan set forth on Section 5.18(f) of the Partnership Disclosure Schedule, except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect: (i) no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than for premiums not yet due); (ii) no notice of intent to terminate any such Pension Plan has been filed with the PBGC or distributed to participants therein and no amendment terminating any such Pension Plan has been adopted; (iii) no proceedings to terminate any such Pension Plan instituted by the PBGC are pending or, to the Knowledge of the Partnership, are threatened and no event or condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Pension Plan; (iv) no such Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (v) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last six (6) years; (vi) no lien has arisen or would reasonably be expected to arise as a result of actions or inactions under ERISA or the Code on the assets of the Partnership or its Subsidiaries (other than any lien imposed by the PBGC to the extent arising under Section 4062(e) of ERISA as a result of the Merger); (vii) to the Knowledge of the Partnership, there has been no cessation of operations at a facility subject to the provisions of Section 4062(e) of ERISA (“4062(e) Event”) within the last six (6) years (other than a 4062(e) Event to the extent arising from the execution and delivery of this Agreement and the Merger); and (viii) no such Pension Plan has failed to satisfy the minimum funding standards set forth in Sections 412 and 430 of the Code or Sections 302 and 303 of ERISA.

(g) Except as (i) expressly contemplated by the terms of this Agreement, (ii) set forth in Section 5.18(g) of the Partnership Disclosure Schedule or, (iii) in the case of clauses (x), (y) or (z) below, for such payments and benefits for which the Partnership and its Subsidiaries has no liability, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (w) result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code to the Partnership, its Subsidiaries or any Midstream Business Employee, (x) result in or entitle any Midstream Business Employee to any payment or benefit, (y) accelerate the vesting, funding or time of payment of any compensation or other benefit payable pursuant to any Partnership Employee Benefit Plan or to any Midstream Business Employee, or (z) increase the amount or value of any payment, compensation or benefit to any Midstream Business Employee.

(h) The Partnership is, and has been, in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. There are no pending or, to the Knowledge of the Partnership, threatened material investigations, audits, complaints or proceedings against the Partnership by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that, individually or in the aggregate, would be reasonably expected to result in a Partnership Material Adverse Effect.

(i) Except as set forth in Section 5.18(i) of the Partnership Disclosure Schedule, no Employees are covered by a collective bargaining agreement, and, to the Knowledge of the Partnership, none of the Midstream Business Employees are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Midstream Business Employees. There are no pending or, to the Knowledge of the Partnership, threatened, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years, except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.19 Intellectual Property. The Retained Companies own or have the right to use all Intellectual Property necessary for the operation of the businesses of the Retained Companies as presently conducted (collectively, the “Partnership Intellectual Property”) free and clear of all encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. The use of the Partnership Intellectual Property by the Retained Companies in the operation of the business of the Retained Companies as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.20 Related Party Transactions. Except as disclosed in the Partnership SEC Documents, none of the Partnership or any of its Subsidiaries are party to any transaction or arrangement under which any (a) present or former executive officer or director of the Partnership, any Subsidiary of the Partnership or any Spin-Off Company, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Partnership or (c) Affiliate (which term, solely for purposes of this Section 5.20, shall include the Spin-Off Companies), “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Partnership or any Subsidiary of the Partnership or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Partnership pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (a “Partnership Related Party Transaction”).

5.21 Insurance. The Retained Companies maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Partnership believes to be customary for the industries in which the Retained Companies operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of the Retained Companies as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Retained Companies and (b) the Retained Companies are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Retained Companies as of the date of this Agreement, and none of the Retained Companies is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

5.22 Regulatory Matters.

(a) The Partnership is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except as set forth on Section 5.22(b) of the Partnership Disclosure Schedule, all natural gas pipeline Systems and related facilities constituting the Retained Companies’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.23 Derivatives. The Partnership SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of the Retained Companies, including Hydrocarbon and financial Derivative positions attributable to the businesses of the Retained Companies, as of the dates reflected therein.

5.24 State Takeover Statutes. The Partnership Board has taken all action necessary to render inapplicable to this Agreement, the Partnership Support Agreement and the transactions contemplated hereby and thereby, including the Merger, all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement or other organizational documents of the Partnership.

5.25 Partnership Unitholder Approval. The approval of this Agreement and the Merger by the holders of at least a majority of the Outstanding (as defined in the Existing Partnership Agreement) Partnership Units, is the only vote or approval of any class or series of securities of the Partnership necessary to adopt this Agreement and to approve the transactions contemplated hereby, including the Merger.

5.26 Financial Advisors. No Retained Company has any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement for which a Retained Company will have any responsibility or liability whatsoever, excluding fees to be paid to the Partnership Financial Advisors.

5.27 Opinions of Financial Advisors. The Partnership Board has received the separate opinion of each Partnership Financial Advisor to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters considered, the Merger Consideration is fair, from a financial point of view, to holders of Partnership Units (other than Parent and its Affiliates).

5.28 No Other Business Activities.

(a) Since its inception, except for entering into “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) filed as exhibits in the Partnership SEC Documents and entering into real property leases for the Partnership’s office space, the Partnership has not conducted any material business activities other than its ownership, management and arrangement of financing of Partnership GP, the Midstream Companies and the Spin-Off Companies.

(b) (i) Since its inception, Partnership GP has not conducted any business activities, other than serving as general partner of the Partnership, and (ii) except as set forth on Section 5.28(b) to the Partnership Disclosure Schedule, is not a party to, bound by or subject to liability under any contracts other than liability as a general partner under contracts to which the Partnership is also a party.

5.29 Spin-Off Companies. As of and immediately following the Effective Time, none of the Partnership, Partnership GP or any of the Midstream Companies will have any material liability or material obligation of the

Spin-Off Companies or the respective businesses or activities of the Spin-Off Companies. Except as set forth on Schedule 5.29 of the Partnership Disclosure Schedules, as of immediately following of the Effective Time, none of the Partnership, Partnership GP or any of the Midstream Companies will have any liabilities of or responsibility (as a guarantor or otherwise) for any material obligations of the Spin-Off Companies, and there are no Assumed Liabilities (as defined in the Separation Agreement) that would reasonably be expected to have, individually or in the aggregate, a material and adverse impact on the Partnership and its Subsidiaries (taken as a whole).

5.30 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article V, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby, and specifically (but without limiting the generality of the foregoing) neither the Partnership nor any other Person makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Parent Entities (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Partnership and its Subsidiaries or (b) the future business and operations of the Partnership and its Subsidiaries. Without limiting the generality of the foregoing, neither the Partnership nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain management presentations in expectation of the Merger. Neither the Partnership nor Partnership GP has relied on any representation or warranty not set forth in Article VI.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by Parent or NGLS with the SEC under the Exchange Act or the Securities Act since January 1, 2012 and on or prior to the date of this Agreement, and in each case excluding all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Parent SEC Documents”) (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Parent Disclosure Schedule prior to the execution of this Agreement (provided that (i) disclosure in any section of such Parent Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Parent Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”)), Parent and Merger Sub represent and warrant to the Partnership and Partnership GP as follows:

6.1 Organization, General Authority and Standing. Parent is a corporation validly existing and in good standing under the Laws of the State of Delaware, and Merger Sub is a limited liability company validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 6.1 of the Parent Disclosure Schedules sets forth a true and complete list of Parent’s Subsidiaries and Parent’s ownership interest in each such Subsidiary. Each of Parent’s Subsidiaries (i) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in each case of clauses (i) through (iii) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Partnership true and complete copies of the Parent Certificate of Incorporation and Parent Bylaws (the “Parent Organizational Documents”), the certificate of limited partnership of NGLS and the First Amended and Restated Operating Agreement of NGLS, dated as of February 16, 2007, as amended (the “NGLS Partnership Agreement”).

6.2 Capitalization.

(a) The authorized capital stock of Parent consists of 300,000,000 Parent Shares and 100,000,000 shares of preferred stock, par value $0.001 per share, of Parent (“Parent Preferred Stock”). As of October 10, 2014, there were (i) 42,143,463 Parent Shares issued and outstanding, (ii) 66,742 Parent Shares held in treasury, and (iii) no shares of Parent Preferred Stock, and there were (iv) 228,060 shares of restricted Parent Shares and 88,570 shares of restricted stock units granted and outstanding under Parent’s equity plans (such shares, the “Parent Equity Awards”). The authorized equity interests of NGLS consist of Common Units representing limited partner interests in NGLS (“NGLS Common Units”), Class B Common Units representing limited partner interests in NGLS, Subordinated Units representing limited partner interests in NGLS, the Incentive Distribution Rights (as defined in the NGLS Partnership Agreement, the “NGLS IDRs”) and a general partner interest in NGLS. As of October 10, 2014, the issued and outstanding limited partner interests and general partner interests of NGLS consisted of (A) 115,774,096 NGLS Common Units, (B) the NGLS IDRs and (C) an approximate 2% general partner interest in NGLS, and there were (D) 579,273 equity-settled performance NGLS Common Units granted and outstanding under NGLS’ equity plans (the “NGLS Equity Awards”). NGLS GP is the sole general partner of NGLS and owns all of the outstanding NGLS IDRs and general partner interest in NGLS, and Parent owns all of the outstanding equity of NGLS GP. All outstanding equity securities of Parent and NGLS are, and all Parent Shares issuable pursuant to Parent Equity Awards and NGLS Common Units issuable pursuant to NGLS Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) As of October 10, 2014, except as set forth above in this Section 6.2 and set forth in the Parent Equity Plans or grant documents issued thereunder, (A) there are no partnership interests, limited liability company interests or other equity securities of Parent issued or authorized and reserved for issuance, (B) there are no outstanding options, LTIP units or profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent to issue, transfer or sell any equity interest of Parent or any securities convertible into or exchangeable for such equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of Parent to repurchase, redeem or otherwise acquire any other equity interest in Parent or any such securities or agreements listed in clause (B) of this sentence.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Parent Stockholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of Parent.

(e) When issued pursuant to the terms hereof, all outstanding New Common Shares constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

6.3 Equity Interests in other Entities. Other than the ownership interests in its Subsidiaries set forth on Section 6.1 of the Parent Disclosure Schedule, and as reflected in Section 6.3 of the Parent Disclosure Schedule, Parent does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person. Parent owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances.

6.4 Power, Authority and Approvals of Transactions. Parent has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the Parent Stockholder Approval, to consummate the transactions contemplated hereby. Subject to the Parent Stockholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action by Parent. The Parent Board has (a) determined that it is in the best interests of Parent and the Parent Stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit the Parent Share Issuance to a vote of the Parent Stockholders and recommend approval of the Parent Share Issuance by the Parent Stockholders. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Other Parties, constitutes, as applicable, Parent and Merger Sub’s valid and binding obligations, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

6.5 No Violations or Defaults. Subject to required filings under federal and state securities Laws and with the NYSE, assuming the other consents and approvals contemplated by Section 6.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.10(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its respective Subsidiaries is a party or by which the Parent or any of its Subsidiaries or properties is subject or bound, (ii) constitute a breach or violation of, or a default under the Parent Bylaws or the Parent Certificate of Incorporation, (iii) contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or (iv) result in the creation of any Lien on any of the assets of Parent or any of its Subsidiaries’ assets, in each case, except for such breaches, violations, defaults, terminations, cancellations, accelerations, contraventions, conflicts or Liens which, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

6.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement or (ii) the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of the Partnership Entities set forth in Section 5.6, (A) the filing with the SEC of the registration statement on Form S-4 by Parent in connection with Parent Share Issuance, in which the Joint Proxy Statement will be included (as amended or supplemented from time to time, the “Registration Statement”) and other filings under federal and state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or materially delay consummation of the Merger.

6.7 Financial Reports and Parent SEC Documents.

(a) Since January 1, 2012, Parent and/or NGLS has filed and furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished prior to the date hereof under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Parent SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (A) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), and (C) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

6.8 Internal Controls and Procedures. Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

6.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2013, the unaudited financial statements (or notes thereto) included in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, or in the financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date of this Agreement, neither Parent nor any of its consolidated subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the Parent, except liabilities (A) that are accrued or reserved against in the financial statements of Parent included in the Parent SEC Documents filed prior to the date of this Agreement or reflected in the notes thereto (B) incurred since the Balance Sheet Date in the ordinary course of business, (C) incurred in accordance with this Agreement or in connection with the transactions contemplated by the Transaction Agreements, (D) that would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect or (E) that have been discharged or paid in full.

6.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, contribution, occurrence or effect with respect to the Parent and its Subsidiaries that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.

6.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 6.17) and environmental matters (which are provided for in Section 6.13), each of Parent and its Subsidiaries is in compliance with all, and is not in default under or in violation of any, applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that Parent or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(b) Except for the Environmental Permits (which are provided for in Section 6.13), Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Parent Permits”), except where the failure to be in possession of such Parent Permits would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or threatened, except where such suspension or cancellation would not individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.12 Material Contracts. Each of the following contracts to which Parent or any of its Subsidiaries is a party in effect on the date of this Agreement, other than a Parent Employee Benefit Plan is referred to as a “Parent Material Agreement”:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), including any Parent Material Agreement filed as an exhibit in the Parent SEC Documents;

(ii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of Parent or any of its Subsidiaries in an amount in excess of $50,000,000;

(iii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by Parent, in excess of $50,000,000;

(iv) each contract that provides for indemnification by Parent or any of its Subsidiaries that remains in effect as of the date of this Agreement with respect to liabilities in connection with Parent’s previous sales of Parent’s business, assets or properties in excess of $50,000,000;

(v) each contract involving the pending acquisition or sale of (or option to purchase or sell) the assets or properties of Parent or any of its Subsidiaries in excess of $50,000,000;

(vi) each material partnership, joint venture or strategic alliance agreement; and

(vii) each contract expressly limiting or restricting the ability of the Parent or its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Parent Material Agreement may be limited by applicable Law and public policy, each of the Parent Material Agreements (i) constitutes the valid and binding obligation of Parent and, to the Knowledge of Parent, constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(c) There is not under any Parent Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.13 Environmental Matters. Except as reflected in the Parent Financial Statements, and except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) Each of Parent and any of its Subsidiaries and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) All Environmental Permits for conducting the respective businesses and operations of each of Parent and any of its Subsidiaries as they are currently being conducted have been obtained and are currently in full force and effect, and, since January 1, 2012, none of Parent or any of its Subsidiaries has received any notice that any such existing Environmental Permit will be revoked or any pending application for any new Environmental Permit or renewal of any existing Environmental Permit will be protested or denied;

(c) Since January 1, 2012, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any such Person’s violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state Laws) or any Environmental Permit, with respect to the Parent’s assets, real properties (whether owned or leased) and operations that remains pending or unresolved and there are no facts, conditions or occurrences Known to the Parent that would reasonably be expected to result in the receipt of such notice;

(d) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of Parent, threatened by a Person against Parent or any of its Subsidiaries which allege a violation of or liability under any Environmental Law and, to the Knowledge of Parent, there are no existing facts, conditions or occurrences that would reasonably be expected to give rise to any such action, suit, proceeding, claim, investigation, order, decree or judgment;

(e) There has been no Release of any Hazardous Material at, on, under, or from (x) any of Parent’s or any of its Subsidiaries’ real properties as a result of the operations of Parent or any of its Subsidiaries or (y) to the Knowledge of Parent, any real properties offsite the Parent’s and its Subsidiaries’ real properties that, in each case of (x) and (y), has not been remediated as required by, or resulted in liability under, any Environmental Law or otherwise adequately reserved for in the Parent Financial Statements;

(f) None of Parent or any of its Subsidiaries has assumed or retained by contract or operation of Law any liabilities of any third parties for the presence or Release of, or exposure to, Hazardous Materials or for failure to comply with Environmental Law; and

(g) This Section 6.13 constitutes the sole and exclusive representation and warranty of Parent with respect to Environmental Permits, Hazardous Materials and Environmental Law.

6.14 Title to Properties. Parent and its Subsidiaries have good and indefeasible title to all real and personal properties which are material to the business of Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Parent and its Subsidiaries, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.15 Litigation. There are no Proceedings pending or threatened against Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is otherwise a party or a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect, and, as of the date hereof, no such Proceeding would, individually or in the aggregate, be reasonably expected to materially delay the consummation of the Merger.

6.16 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion in (i) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Joint Proxy Statement is first mailed to Parent Stockholders or the Partnership Unitholders, and at the time of the Parent Meeting and Partnership Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to the Parent required to be stated therein or necessary in order to make the statements therein with respect to the Parent, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Partnership for inclusion or incorporation by reference in any of the foregoing documents.

6.17 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) each of Parent and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Parent or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by Parent or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where Parent or one of its Subsidiaries does not currently file a Tax Return that Parent or such Subsidiaries is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Parent or any of its Subsidiaries;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Parent or any of its Subsidiaries;

(f) each of the Parent and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) NGLS has, at all times since its formation, been classified for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation. NGLS is not, for U.S. federal income tax purposes, a partnership that would be treated as an investment company (within the meaning of Section 351) if the partnership were incorporated; and

(i) none of Parent or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise.

6.18 Employee Benefits.

(a) Section 6.18(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan that is (i) sponsored, maintained or contributed to by the Parent or any of its ERISA Affiliates, or (ii) for which the Parent or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Parent Employee Benefit Plan”).

(b) Each Parent Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Parent Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Parent Employee Benefit Plans) or proceedings pending or, to the Knowledge of the Parent, threatened against or involving any Parent Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Parent Employee Benefit Plan, in each case, that would be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there do not now exist, nor do any circumstances exist that would result in, any liabilities to the Parent or any of its ERISA Affiliates under (i) Section 302 of ERISA, (ii) Sections 412 and 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Knowledge of Parent, nothing has occurred that could adversely affect the qualified status of any such Parent Employee Benefit Plan.

(d) To the Knowledge of Parent, no Parent Employee Benefit Plan or any other arrangement maintained by Parent or its Subsidiaries provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state Law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of Parent and each its ERISA Affiliates is in compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(e) To the Knowledge of Parent no Parent Employee Benefit Plan is, and none of Parent, its Subsidiaries or any of their respective ERISA Affiliates contributes to, during the past six years has contributed to or has any liability or obligation, whether actual or contingent, with respect to any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (i) result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code to the Parent, its Subsidiaries or any Parent Employee, (ii) result in or entitle any Parent Employee to any payment or benefit, (iii) accelerate the vesting, funding or time of payment of any compensation or other benefit payable pursuant to any Parent Employee Benefit Plan or to any Parent Employee, or (iv) increase the amount or value of any payment, compensation or benefit to any Parent Employee.

(g) Parent is, and has been, in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no pending or, to the Knowledge of the Parent, threatened material investigations, audits, complaints or proceedings against the Parent by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that, individually or in the aggregate, would be reasonably expected to result in a Parent Material Adverse Effect.

(h) No Parent Employees are covered by a collective bargaining agreement, and, to the Knowledge of Parent, none of the Parent Employees are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Employees. There are no pending or, to the Knowledge of Parent, threatened, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

6.19 Intellectual Property. Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of its business as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of Parent’s business as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.20 Financial Advisors. Parent has not incurred any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement, excluding fees to be paid by Parent to the Parent Financial Advisors.

6.21 Opinion of Financial Advisers. The Parent Board has received the opinion of the Parent Financial Advisors to the effect that, as of the date of the opinion, and based on and subject to the assumptions, limitations, qualifications and other matters considered, the Merger Consideration is fair, from a financial point of view, to the Parent.

6.22 Related Party Transactions. Except as disclosed in the Parent SEC Documents, neither Parent nor any of its Subsidiaries are party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any Subsidiary of Parent, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of Parent or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Parent or any Subsidiary of Parent or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

6.23 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

6.24 Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all material insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by Parent or its Subsidiaries and (ii) Parent and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement, and neither Parent nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

6.25 Regulatory Matters.

(a) Parent is not (x) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (y) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except as set forth on Section 5.22(b) of the Parent Disclosure Schedule, all natural gas pipeline Systems and related facilities constituting Parent’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

6.26 Derivatives. The Parent SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of Parent and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

6.27 Financing; Availability of Funds.

(a) Parent has delivered to the Partnership true and complete copies of (i) an executed copy of the Debt Commitment Letter pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein and (ii) the fee letters referred to in such commitment letter (redacted to exclude pricing information) (the “Fee Letter” and, together with the Debt Commitment Letter, the “Debt Financing Commitments”). As of the date of this Agreement, the Debt Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent related to the funding of the full amount of the debt financing contemplated by the Debt Financing Commitments other than as expressly set forth in the Debt Financing Commitments.

(b) Parent and Merger Sub will have available at the Closing all of the funds required for the consummation of the transactions contemplated by this Agreement.

6.28 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article VI, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Partnership in connection with the Merger or the other transactions contemplated hereby, and specifically (but without limiting the generality of the foregoing) neither Parent nor any other Person makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Partnership Entities (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Partnership or any other Person resulting from the distribution to the Partnership (including its respective Representatives), or the Partnership’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to the Partnership in certain management presentations in expectation of the Merger. Neither the Partnership nor Partnership GP has relied on any representation or warranty not set forth in Article V.

ARTICLE VII

COVENANTS

The Partnership Entities hereby covenant to and agree with the Parent Entities, and the Parent Entities and Merger Sub hereby covenant to and agree with the Partnership Entities, that:

7.1 Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement, each of the Parent Entities, on the one hand, and the Partnership Entities, on the other hand, will cooperate with the other and use (and will cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Merger and the APL Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger and the APL Merger, and (iii) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b) In furtherance and not in limitation of the foregoing, each Party hereto agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable and in any event within ten (10) Business Days after the date of this Agreement, (ii) to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law, including substantial compliance with any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable, and (iii) take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.1 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date).

(c) Notwithstanding anything to the contrary set forth in this Agreement, each of the Parent and the Partnership agrees to take, and to cause its respective Subsidiaries (which term, as used here with respect to the Partnership, shall include the Spin-Off Companies) to take, any and all steps and to make, and cause to be made, any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Antitrust Law with respect to the transactions contemplated by this Agreement (including the Transactions), and to avoid or eliminate each and every impediment under the Antitrust Laws that may be asserted by any Governmental Authority with respect to such transactions so as to enable the Closing to occur as promptly as practicable, and in any event no later than the Outside Date, including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of any Party or any of its Subsidiaries, (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of any Party or its Subsidiaries and (z) otherwise taking or committing to take any action that after the Closing would limit Parent or its Subsidiaries or the Partnership or its Subsidiaries’ (which term, as used here, shall include the Spin-Off Companies), as applicable, freedom of action with respect to, or their ability to retain or hold, one or more of their or their Subsidiaries’ businesses, assets, equity interests, product lines or properties, in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations or to avoid the commencement of any action to prohibit the transactions contemplated by this Agreement, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining or other order in any action or proceeding seeking to prohibit the transactions contemplated by this Agreement or delay the Closing beyond the Outside Date (each, a “Divestiture Action”); provided that none of Parent and its Subsidiaries or the Partnership and its Subsidiaries (which term, as used here, shall include the Spin-Off Companies) shall be required to take any action, or commit to take any action, or agree to any condition or limitation, in connection with the foregoing that would reasonably be expected to (i) in the case of assets, properties or business of Parent or its Subsidiaries, materially and adversely impact the business or operations of Parent and its Subsidiaries (as measured prior to the Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin or (ii) in the case of assets, properties or business of the Partnership or its Subsidiaries, materially and adversely impact the business or operations of the Partnership and its Subsidiaries (as measured prior to the Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin; and provided, further, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing or satisfaction or waiver of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action.

(d) Each of the Parties hereto will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger, including any proceeding initiated by a private Person, (ii) promptly inform the Other Parties of (and supply to the Other Parties) any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger, (iii) permit the Other Parties to review in advance and incorporate the Other Parties’ reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the Other Parties in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the Other Parties the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 7.5(b), the Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.1 in a manner so as to preserve the applicable privilege. Notwithstanding anything to the contrary set forth in this Agreement, Parent shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws, subject to the good faith consultations with the Partnership and the inclusion of the Partnership at meetings with any Governmental Authority with respect to any discussion related to the Merger under the Antitrust Laws.

7.2 Registration Statement; Joint Proxy Statement.

(a) As soon as practicable following the date of this Agreement, the Partnership and Parent will prepare the Joint Proxy Statement and Parent will prepare and Parent will file with the SEC the Registration Statement (which shall include the Joint Proxy Statement). Each of the Partnership and Parent will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. Each of the Partnership and the Parent will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Partnership Unitholders and the Parent Stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities Law in connection with the issuance and reservation of the New Common Shares, and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Units or a beneficial interest therein as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by the Partnership or Parent without providing the Other Parties a reasonable opportunity to review and comment thereon; provided, that the Partnership Parties, in connection with a Partnership Change in Recommendation, or Parent, in connection with a Parent Change in Recommendation, may amend or supplement the Registration Statement and the Joint Proxy Statement to effect such change if, and to the extent, such amendment or supplement is required by applicable Law. If at any time prior to the Effective Time any information relating to the Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the Other Parties and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Partnership Unitholders or Parent Stockholders. The Parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Registration Statement or for additional information and will supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

(b) Subject to Section 7.2(d) and the termination of this Agreement pursuant to Article IX, including pursuant to Section 9.1(j), the Partnership will, as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, establish a record date for, duly call, give notice of, convene and hold, the Partnership Meeting. Except as permitted by Section 7.3, the Joint Proxy Statement shall include the Partnership Board’s recommendation that the Partnership Unitholders approve this Agreement and the transactions contemplated hereby, including the Merger (the “Partnership Board Recommendation”). Subject to the termination of this Agreement pursuant to Article IX, the Partnership’s obligations to call, give notice of and hold the Partnership Meeting in accordance with Section 7.2 shall not be limited by the making, commencement, disclosure, announcement or submission of any Superior Proposal or Alternative Proposal, or by any Partnership Change in Recommendation. Without limiting the generality of the foregoing, the Partnership agrees that: (i) unless this Agreement is validly terminated in accordance with Article IX (including, if applicable, upon payment of the Termination Fee and the Expenses), the Partnership shall not submit any Superior Proposal to a vote of the Partnership Unitholders; and (ii) it shall not (without Parent’s prior written consent) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the Partnership Meeting, except (iii) in the absence of proxies sufficient to obtain the Partnership Unitholder Approval, to solicit additional proxies for the purpose of obtaining Partnership Unitholder Approval, (iv) in the absence of a quorum, or (v) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Partnership Unitholders prior to Partnership Meeting, such additional time not to exceed ten (10) calendar days. Notwithstanding anything to the contrary in this Agreement, if there occurs a Partnership Change in Recommendation, the Partnership shall remain required to call, hold and convene the Partnership Meeting unless this Agreement has been terminated in accordance with its terms.

(c) Subject to Section 7.2(d) and the termination of this Agreement pursuant to Article IX, Parent will, as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, establish a record date for, duly call, give notice of, convene and hold, the Parent Meeting Except as permitted by Section 7.3, the Joint Proxy Statement shall include the Parent Board’s recommendation that the Parent Stockholders approve the Parent Share Issuance (the “Parent Board Recommendation”). Without limiting the generality of the foregoing, the Parent agrees that it shall not (without Partnership’s prior written consent) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the Parent Meeting, except (i) in the absence of proxies sufficient to obtain the Parent Stockholder Approval, to solicit additional proxies for the purpose of obtaining Parent Stockholder Approval, (ii) in the absence of a quorum, or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Parent has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to Parent Meeting, such additional time not to exceed ten (10) calendar days. Notwithstanding anything to the contrary in this Agreement, if there occurs a Parent Change in Recommendation, the Parent shall remain required to call, hold and convene the Parent Meeting unless this Agreement has been terminated in accordance with its terms.

(d) The parties shall use their reasonable best efforts to hold the Parent Meeting, the Partnership Meeting and the meeting of APL’s unitholders held for the purpose of approving the APL Merger Agreement and the APL Merger on the same day at the same time as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

7.3 Alternative Proposals; Change in Recommendation by the Partnership.

(a) Each of Partnership GP and the Partnership will and will cause the Partnership’s Subsidiaries and the Spin-Off Companies to, and will use reasonable best efforts to cause its and its Subsidiaries’ and the Spin-Off Companies’ Representatives to, immediately cease and cause to be terminated any discussions or negotiations, if any, with any Person (other than the Parent Entities and their respective Representatives) conducted on or prior to the date of this Agreement with respect to any Alternative Proposal (which, for this purpose, need not have been an unsolicited proposal) and shall request of each such Person that executed a confidentiality agreement with the Partnership with respect to any Alternative Proposal (which, for this purpose, need not have been an unsolicited proposal) in the six (6) months prior to the date hereof and is in possession of confidential information about Partnership GP, the Partnership or any of their Subsidiaries, the return or destruction of all such confidential information in accordance with the terms of the confidentiality agreement with such Person. From and after the execution of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article IX, neither Partnership GP nor the Partnership will, and each of the Partnership and the Partnership GP will cause the Partnership’s Subsidiaries and the Spin-Off Companies not to, and use reasonable best efforts to cause its and the Subsidiaries’ and Spin-Off Companies’ officers, directors, managers, members, employees and other Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, any Alternative Proposal, or (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information regarding Partnership GP, the Partnership or their Subsidiaries with respect to, or that could reasonably be expected to lead to, or in connection with or for the purpose of encouraging or facilitating, any Alternative Proposal.

(b) Notwithstanding anything to the contrary contained in this Section 7.3, if at any time following the execution of this Agreement and prior to obtaining the Partnership Unitholder Approval, (i) either Partnership GP or the Partnership has received an unsolicited written Alternative Proposal that the Partnership Board believes is bona fide, and that did not result from a breach of this Section 7.3, and (ii) the Partnership Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal could reasonably result in a Superior Proposal, then the Partnership may, subject to clauses (x) and (y) below, (A) furnish information, including non-public information, with respect to the Partnership and its Subsidiaries to, and afford access to the business, properties, books and records of the Partnership and its Subsidiaries, to the Person making such Alternative Proposal and such Person’s Representatives and (B) enter into and participate in discussions or negotiations with the Person making such Alternative Proposal and its Representatives; provided that (x) (I) promptly following (and in any event within twenty-four (24) hours) of the Partnership first furnishing any such non-public information to, or first entering into discussions or negotiations with, such Person, the Partnership shall give Parent written notice of such action, including the identity of such Person, and (II) prior to furnishing any such non-public information, the Partnership shall have received from such Person an executed confidentiality agreement with confidentiality provisions no less favorable to the Partnership than the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, a copy of which shall be provided to Parent promptly (and in any event within twenty-four (24) hours) following execution and (y) the Partnership will promptly (and in any event within 24 hours) provide to Parent any non-public information about the Partnership and its Subsidiaries that was not previously provided or made available to Parent following the provision of any such non-public information to such other Person.

(c) In addition to the other obligations of the Partnership set forth in this Section 7.3, the Partnership will promptly (and in no event later than twenty-four (24) hours after receipt) (i) advise Parent in writing of any Alternative Proposal (and any changes thereto) that it receives and the material terms and conditions of any such Alternative Proposal, including the identity of such Person making such Alternative Proposal, and (ii) if in writing, provide Parent a copy of any such Alternative Proposal. The Partnership will keep Parent reasonably informed of the status and material terms and conditions of such Alternative Proposal and any material modification thereto, including if in writing, providing Parent with a copy thereof. The Partnership Entities agree that neither the Partnership nor any of its Subsidiaries will enter into any agreement with any Person which prohibits the Partnership from providing any information to Parent in accordance with this Section 7.3.

(d) Except as otherwise provided in this Section 7.3, the Partnership Board shall not (i): (A) change, withdraw, withhold, modify or qualify, or publicly propose to withdraw, modify or qualify, in each case, in any manner adverse to Parent, the Partnership Board Recommendation, (B) fail to include the Partnership Board Recommendation in the Joint Proxy Statement, (C) fail to reaffirm (publicly, if so requested by Parent) the Partnership Board Recommendation within five (5) Business Days after the date of any Alternative Proposal (or material modification thereto) is publicly disclosed by the Partnership or the Person making such Alternative Proposal (except for a tender or exchange offer, which shall be governed by clause (D)), (D) fail to announce publicly within the ten (10) Business Days period (as specified in Rule 14e-2 under the Exchange Act) after a tender offer or exchange offer relating to the Partnership Units shall have been commenced that the Partnership Board recommends rejection of such tender offer or exchange offer and reaffirming the Partnership Board Recommendation; or (E) publicly approve or recommend, or publicly propose to approve, recommend or enter into, any Alternative Proposal (any action described in this Section 7.3(d) being referred to as a “Partnership Change in Recommendation”); or (ii) approve, adopt or allow Partnership GP, the Partnership or any of their Subsidiaries or the Spin-Off Companies to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Alternative Proposal. For the avoidance of doubt, a public statement that describes the Partnership’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Partnership Change in Recommendation.

(e) Notwithstanding anything in this Agreement to the contrary, if (i) the Partnership receives a written, unsolicited Alternative Proposal (and such proposal is not withdrawn) that the Partnership Board believes is bona fide, (ii) such Alternative Proposal did not result, directly or indirectly, from a breach of this Section 7.3, and (iii) the Partnership Board determines, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal, then the Partnership Board may at any time prior to obtaining the Partnership Unitholder Approval, effect a Partnership Change in Recommendation or terminate this Agreement pursuant to Section 9.1(j); provided, however, that the Partnership Board may not take such action pursuant to the foregoing unless:

(i) the Partnership has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal and delivering to Parent a copy of the proposed definitive agreement providing for the Alternative Proposal for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements, at least seventy-two (72) hours in advance of its intention to effect a Partnership Change in Recommendation or terminate this Agreement pursuant to Section 9.1(j), unless at the time such notice is otherwise required to be given there are less than seventy-two (72) hours prior to the Partnership Meeting, in which case the Partnership will provide as much notice as is reasonably practicable (the period inclusive of all such hours, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 7.3(e)(i) and a new Notice Period, except that the Notice Period shall be reduced to forty-eight (48) hours (or if there are less than forty-eight (48) hours prior to the Partnership Meeting, as much notice as is reasonably practicable)); and

(ii) during the Notice Period the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal.

(f) The Partnership Board is permitted, at any time prior to obtaining the Partnership Unitholder Approval, other than in connection with an Alternative Proposal, to make a Partnership Change in Recommendation in response to a Partnership Intervening Event but only if (i) prior to taking any such action, the Partnership Board determines in good faith, after consultation with the Partnership’s outside legal counsel, that failure to take such action would result in a breach of its duties under applicable Law, the Existing Partnership Agreement or the Partnership GP Agreement, (ii) the Partnership has given at least seventy-two (72) hours’ advance written notice to Parent that the Partnership Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action) and (iii) during such period the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so as to permit the Partnership Board not to make a Partnership Change in Recommendation. A “Partnership Intervening Event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the Partnership Board on the date of this Agreement (or if known, the consequences of which were not known by the Partnership Board as of the date of this Agreement), which event, circumstance, state of facts, occurrence, development or change, or any material consequences thereof, (i) becomes known to the Partnership Board prior to the receipt of the Partnership

Unitholder Approval and (ii) does not relate to an Alternative Proposal;  provided, however, that (x) no event, circumstance, state of facts, occurrence, development or change arising from any action or omission by Partnership GP, the Partnership or any of their Subsidiaries or the Spinoff Companies that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals pursuant to Sections 7.1 and 7.10 may give rise to a Partnership Intervening Event and (y) if the Partnership Intervening Event relates to an event, circumstance, state of facts, occurrence, development or change involving Parent or any of its Subsidiaries, then such event, circumstance, state of facts, occurrence, development or change shall not constitute a Partnership Intervening Event unless it has a Parent Material Adverse Effect.

(g) Nothing contained in this Agreement will prevent the Partnership or the Partnership Board from taking and disclosing to the Partnership Unitholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) or from making any legally required disclosure to Partnership Unitholders;  provided, however, that the Partnership Board shall not make a Partnership Change in Recommendation except in accordance with Section 7.3(e) or 7.3(f). Any “stop-look-and-listen” communication by the Partnership or the Partnership Board to the Partnership Unitholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) will not be considered a Partnership Change in Recommendation.

(h) For purposes of this Agreement:

(i) “Alternative Proposal” means any unsolicited proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction), of assets of the Partnership and its Subsidiaries equal to 20% or more of the combined assets of the Partnership and its Subsidiaries or to which 20% or more of the combined revenues or earnings of the Partnership and its Subsidiaries are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the equity securities of the Partnership GP or securities of the Partnership representing 20% or more of the voting power of the securities of the Partnership.

(ii) “Superior Proposal” means an unsolicited written offer to acquire, directly or indirectly, (a) 75% or more of the outstanding equity securities of APL GP or securities of the Partnership representing 75% or more of the voting power of the securities of the Partnership, (b) 75% or more of the combined assets of the Partnership and its Subsidiaries, taken as a whole or (c) 75% or more of the combined assets of the Partnership and its Subsidiaries and the Spin-Off Companies, taken as a whole, in each case of (a) through (c), either with or without the Spin-Off Transaction, and on terms and conditions which the Partnership Board determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable from a financial point of view to the Partnership Unitholders than the transactions contemplated by this Agreement, taking into account at the time of determination such matters the Partnership Board deems relevant, including the legal, financial, regulatory and other aspects of such offer (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, as applicable) and any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

7.4 Change in Recommendation by Parent.

(a) Except as otherwise provided in this Section 7.4, the Parent Board shall not: (A) change, withdraw, withhold, modify or qualify, or publicly propose to withdraw, modify or qualify, in each case, in any manner adverse to Partnership, the Parent Board Recommendation, or (B) fail to include the Parent Board Recommendation in the Joint Proxy Statement (any action described in this Section 7.4(a) being referred to as a “Parent Change in Recommendation”).

(b) The Parent Board is permitted, at any time prior to obtaining the Parent Stockholders Approval, to make a Parent Change in Recommendation in response to a Parent Intervening Event but only if (i) prior to taking any such action, the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that failure to take such action would result in a breach of its duties under applicable Law, (ii) the Parent has given at least seventy-two (72) hours’ advance written notice to Partnership that the Parent Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action) and (iii) during such period Parent has negotiated with the Partnership in good faith (to the extent Partnership desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so as to permit the Parent Board not to make a Parent Change in Recommendation. A “Parent Intervening Event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the Parent Board on the date of this Agreement (or if known, the consequences of which were not known by the Parent Board as of the date of this Agreement), which event, circumstance, state of facts, occurrence, development or change, or any material consequences thereof, becomes known to the Parent Board prior to receipt of the Parent Stockholder Approval; provided, however, that (x) no event, circumstance, state of facts, occurrence, development or change arising from any action or omission by Parent or any of its Subsidiaries that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals pursuant to Sections 7.1 and 7.10 may give rise to a Parent Intervening Event and (y) if the Parent Intervening Event relates to an event, circumstance, state of facts, occurrence, development or change involving Partnership or any of its Subsidiaries, then such event, circumstance, state of facts, occurrence, development or change shall not constitute a Parent Intervening Event unless it has a Partnership Material Adverse Effect.

(c) Nothing contained in this Agreement will prevent the Parent or the Parent Board from taking and disclosing to the Parent Stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Parent Stockholders) or from making any legally required disclosure to the Parent Stockholders; provided, however, that the Parent Board shall not make a Parent Change in Recommendation except in accordance with Section 7.4(b). Any “stop-look-and-listen” communication by the Parent or Parent Board to the Parent Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Parent Stockholders) will not be considered a Parent Change in Recommendation.

7.5 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws, each Party shall, and shall cause each of its Subsidiaries to afford to the Other Parties and their respective Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives throughout the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX. Each Party shall furnish promptly to the Other Parties (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the Other Parties may reasonably request, including information necessary to prepare the Joint Proxy Statement and the Registration Statement. Except for disclosures permitted by the terms of the Confidentiality Agreement, each Party and its Representatives shall hold information received from the Other Parties pursuant to this Section 7.5 in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 7.5 shall not require any Party to permit any access, or to disclose any information, if such access or disclosure would unreasonably disrupt the operations of such Party and its Subsidiaries or, in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Party would reasonably be expected to result in (i) any violation of any contract or Law to which such Party or its

Subsidiaries is a party or would cause a loss of privilege to such Party or any of its Subsidiaries or (ii) if such Party or any of its Subsidiaries, on the one hand, and any Other Party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i), the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (1) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or cause a loss of such privilege or (2) could reasonably (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the Other Party shall be provided access to such information; provided, further, that the Party being requested to disclose the information shall (x) notify the Other Parties that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or cause a loss of such privilege and (y) communicate to the Other Parties in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 7.5(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

7.6 Public Statements. The initial press releases with respect to the execution of this Agreement shall each be reasonably agreed upon by Parent and the Partnership. Except (a) with respect to the Spin-Off Transaction and the Spin-Off Companies, (b) following any Partnership Change of Recommendation or Parent Change of Recommendation, Parent and the Partnership will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its Parent entity’s capital stock is traded, provided such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same.

7.7 Confidentiality. The obligations of Parent and the Partnership under the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and all information provided to any Party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Partnership Entities or the Parent Entities of their respective obligations under this Agreement, and in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall control.

7.8 Takeover Laws. Neither the Partnership nor Parent will take any action that would cause the transactions contemplated by this Agreement or the APL Merger Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

7.9 New Common Shares Listed. Parent will use its reasonable best efforts to list, prior to the Closing, on the NYSE, upon official notice of issuance, the New Common Shares.

7.10 Third-Party Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Partnership and their respective Subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all

Governmental Authorities and third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable. Each of Parent and the Partnership has the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authorities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties agrees to act reasonably and promptly. Each Party agrees that it will consult with the Other Parties with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the Other Parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Parent and the Partnership agrees, upon request, to furnish the Other Party with all information concerning itself, its Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement or any filing, notice or application made by or on behalf of such Other Party or any of such Other Party’s Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

(c) This Section 7.10 shall not apply to (i) approval under Antitrust Laws or (ii) approval of the SEC of the Registration Statement and Joint Proxy Statement.

7.11 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Existing Partnership Agreement, this Agreement or, if applicable, similar organizational documents or agreements of any of the Partnership’s Subsidiaries, from and after the Effective Time, Parent and the Surviving Entity, jointly and severally, will: (i) indemnify and hold harmless each Person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of any of the Retained Companies and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of any of the Retained Companies and together with such Person’s heirs, executors or administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law in connection with any Claim or Action against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Parent and the Surviving Entity pursuant to this Section 7.11(a) extend to acts or omissions occurring at or before the Effective Time and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement and the APL Merger Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Partnership or any of its Subsidiaries after the date of this Agreement and inure to the benefit of such

Person’s heirs, executors and personal and legal representatives. As used in this Section 7.11: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any Party, any Governmental Authority or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any action or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”), arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of Partnership GP or of any of the Partnership’s Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; (y) the term “Indemnification Expenses” means documented out-of-pocket attorneys’ fees and expenses and all other reasonable and documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 7.11(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DRULPA and the DLLCA that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DRULPA and the DLLCA and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DRULPA and the DLLCA adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or Persons serving in any capacity in which any Indemnified Party serves. Any amendment, alteration or repeal of the DRULPA or the DLLCA that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Entity will settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Existing Partnership Agreement (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Partnership’s Subsidiaries) and indemnification agreements (including, without limitation, the Director and Officer Indemnification Agreements) of Partnership GP, the Partnership or any of its Subsidiaries will be assumed by the Surviving Entity and Parent in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c) For a period of six years from the Effective Time, Parent will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage or are alleged to have occurred) with respect to matters occurring on or before the Effective Time, but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of this Agreement (the “Maximum Amount”) and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 7.11(c) would cost in excess of that amount. If the Partnership elects, then it may, on or prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such;

provided that in no event shall the cost of such policy, if purchased by the Partnership, exceed six times the Maximum Amount and, if such a “tail policy” is purchased, neither Parent nor the Surviving Entity shall have any further obligations under this Section 7.11(c).

(d) If Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Entity assume the obligations set forth in this Section 7.11.

(e) Parent will cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 7.11.

(f) This Section 7.11 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and will be binding on Parent, the Surviving Entity and their respective successors and assigns.

7.12 Notification of Certain Matters. The Partnership shall give prompt notice to Parent, and Parent shall give prompt notice to the Partnership, to the extent in each case it obtains Knowledge thereof of (i) any notice or other communication received by such Party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Partnership or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the Merger, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII and (iv) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 7.12 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VIII, or give rise to any right to terminate this Agreement under Article IX, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

7.13 Section 16 Matters. Prior to the Effective Time, Parent and the Partnership will take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Partnership Units (including derivative securities with respect to Partnership Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.14 Employee Benefits.

(a) For a period of twelve (12) months following the Effective Time, Parent shall, and shall cause its Affiliates to, provide each Midstream Business Employee as of the Closing Date (collectively, the “Continuing Employees”) with (i) a base salary or wage rate, as applicable, and a target bonus opportunity that is no less favorable than such Continuing Employee’s base salary or wage rate, as applicable, and target bonus opportunity as of immediately prior to the Effective Time, and (ii) other employee benefits that are no less favorable, in the aggregate, than the employee benefits provided by Parent or its Subsidiaries to their similarly situation employees immediately prior to the Effective Time. Without limiting the foregoing, Parent shall, or shall cause its Affiliates to, provide each Continuing Employee whose employment is terminated without cause within the twelve (12) months following the Effective Time, with severance in an amount that is no less than such

Continuing Employee’s annual base salary as of immediately prior to the Effective Time less the amount of any base salary or wages paid to such employee during the period between the Closing Date and the date of such Continuing Employee’s termination of employment.

(b) Effective as of the Effective Time, Parent will, or will cause its Affiliates to, cause each compensation or employee benefit plan maintained by Parent or any of its Affiliates and in which any Continuing Employee becomes eligible to participate in (each, a “New Plan”), to treat the prior service of such Continuing Employee with Partnership and its Affiliates as service rendered to Parent or its Affiliates, as the case may be, for all purposes (including vesting, eligibility, level of benefit and benefit accrual purposes, but other than for purposes of benefit accrual under any defined benefit plan or retiree welfare plan) to the extent that such service crediting does not violate any applicable Law or result in duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use commercially reasonable efforts to cause, to the extent allowable under Applicable Law and the New Plans, (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Partnership Employee Benefit Plans in which such Continuing Employees participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) The Partnership shall have the right, on or prior to December 15, 2014, to pay to each Employee a cash bonus in respect of the full 2014 calendar year, which bonus shall be paid at no more than 1.5 times target level in the aggregate for all Employees, with no Employee with satisfactory performance ratings receiving less than his or her target percentage prorated for time worked. Awards to individuals will be allocated in a fair and reasonable manner based on performance ratings.

(d) Without limiting the generality of Section 7.14(b), effective no later than 30 days after the Closing Date, Parent shall establish participation by the Continuing Employees in Parent’s tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Parent 401(k) Plan”) for the benefit of each Continuing Employee who, as of immediately prior to the Closing Date, was eligible to participate in the Partnership 401(k) Plan. Parent shall cause the trustee of the Parent 401(k) Plan to accept from the Partnership 401(k) Plan (as assumed by SpinCo pursuant to the Employee Matters Agreement) the transfer of the account balances in kind (including promissory notes evidencing the transfer of outstanding loans) of Continuing Employees in accordance with the Employee Matters Agreement.

(e) Parent shall take all actions necessary or appropriate so that, effective as of the Closing Date, (i) the account balances (whether positive or negative) (the “Transferred Cafeteria Plan Balances”) under the applicable flexible spending plan of the Spin-Off Companies (collectively, the “SpinCo Cafeteria Plans”) of the Midstream Business Employees who are participants in the SpinCo Cafeteria Plans shall be transferred to one or more comparable plans of Parent (collectively, the “Parent Cafeteria Plans”); (ii) the elections, contribution levels and coverage levels of such Midstream Business Employees shall apply under the Parent Cafeteria Plans in the same manner as under the SpinCo Cafeteria Plans; and (iii) such Midstream Business Employees shall be reimbursed from the Parent Cafeteria Plans for claims incurred at any time during the plan year of the SpinCo Cafeteria Plans in which the Closing Date occurs that are submitted to the Parent Cafeteria Plan from and after the Closing Date on the same basis and the same terms and conditions as under the SpinCo Cafeteria Plans. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the

Transferred Cafeteria Plan Balances is determined, SpinCo shall pay the Surviving Partnership the net aggregate amount of the Transferred Cafeteria Plan Balances pursuant to the Employee Matters Agreement, if such amount is positive, and the Surviving Partnership shall pay SpinCo the net aggregate amount of the Transferred Cafeteria Plan Balances, if such amount is negative.

(f) The provisions of this Section 7.14 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Midstream Business Employee or Continuing Employee or other current or former Employee), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.14) under or by reason of any provision of this Agreement. Nothing in this Section 7.14 amends, or will be deemed to amend (or prevent the amendment or termination of) any Partnership Employee Benefit Plan or any Parent Employee Benefit Plan. Parent has no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Effective Time and, except as specifically provided in this Section 7.14, Parent will be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees in its absolute discretion.

7.15 Transaction Litigation. Other than any Proceeding or Action where Parent is adverse to the Partnership, the Partnership shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation against the Partnership, and/or its respective directors relating to the Merger and the other transactions contemplated by this Agreement (excluding the Spin-Off Transaction), and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

7.16 Financing Cooperation.

(a) Prior to the Effective Time, the Partnership Entities shall, and shall cause their Subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives to, provide all customary and reasonable cooperation in connection with the arrangement of the financing contemplated by the Debt Commitment Letter (the “Debt Financing”) as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the business or operations of the Partnership Entities and their respective Subsidiaries), including (a) participation at reasonable times in a reasonable number of meetings, presentations, roadshows (including customary one-on-one meetings), rating agency and due diligence sessions with the Financing Sources and potential lenders or investors in the Debt Financing, including direct contact between senior management and the other representatives of the Partnership Entities and their respective Subsidiaries, on the one hand, and the actual and potential Financing Sources and potential lenders or investors in the Debt Financing, on the other hand, in each case with reasonable advance notice, (b) reasonably assisting Parent and its Financing Sources in the preparation of customary materials for rating agency presentations and lender and investor presentations, business projections, pro forma financial statements, bank books and other marketing documents customarily used to arrange debt financing, and identifying any portion of the information contained therein that would constitute material, non-public information with respect to the Partnership Entities or any of their respective Subsidiaries or any of their respective securities for purposes of foreign, United States federal or state securities laws, (c) (i) furnishing Parent with the Required Information and (ii) using reasonable best efforts to furnish any other information regarding the Retained Companies as may be reasonable requested by Parent that is customary or necessary for the preparation of a customary confidential information memorandum for financings that are similar to the Debt Financing, (d) using reasonable efforts to facilitate the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by Parent, including obtaining releases of existing Liens; provided, that any obligations and releases of Liens contained in all such agreements and documents shall be subject to the occurrence of the Effective Time and become effective no earlier than immediately following the Effective Time, (e) to the extent requested by Parent at least ten (10) days prior to the Effective Time, furnishing within 5 days prior to the Effective Time all documentation and other information required by Governmental Authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, but in each case, solely as relating to the Partnership Entities and their respective Subsidiaries, (f) assisting in the preparation of definitive financing documents as may be reasonably requested by Parent, (g) reasonably cooperating in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of the Partnership Entities and their respective Subsidiaries, (h) taking all corporate actions, subject to the occurrence of the Effective Time, as reasonably requested by Parent to permit the consummation of the Debt Financing, and (i) permitting the prospective lenders or investors involved in the Debt Financing to conduct customary due diligence. The Partnership hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended, nor reasonably likely to, harm or disparage the Partnership Entities or any of their respective Subsidiaries.

(b) If, prior to the Effective Time, Parent decides to commence a tender offer and/or consent solicitation in respect of some or all of the outstanding Partnership Senior Notes (each, a “Debt Offer”), Parent shall prepare all necessary and appropriate documentation in connection with such Debt Offers, including the offers to purchase and consent solicitation statements, letters of transmittal and other related documents (collectively, the “Offer Documents”). The closing and effectiveness of any tender offer shall be expressly conditioned on the occurrence of the Closing at the Effective Time, and none of the Partnership Senior Notes shall be required to be purchased prior to the Effective Time. The Partnership agrees to use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Subsidiaries and its and their respective Representatives to provide, reasonable cooperation in connection with the preparation of the Offer Documents and the consummation of such Debt Offers to the extent requested by Parent, including with respect to the Partnership Entities’ execution of supplemental indentures reflecting amendments to the indentures applicable to the Partnership Senior Notes subject to any Debt Offer, to the extent approved by any required consents of holders of such Partnership Senior Notes (provided that either (x) the effectiveness of such supplemental indentures shall be expressly conditioned on the occurrence of the Closing at the Effective Time or (y) any amendments effectuated by such supplemental indentures shall not become operative until immediately prior to the Effective Time on the Closing Date). All Offering Documents and all mailings to the holders of the Partnership Senior Notes in connection with the Debt Offers shall be subject to the prior review and comment by the Partnership and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of any Debt Offer any information in the applicable Offer Documents should be discovered by the Partnership or Parent that should be set forth in an amendment or supplement to the Offer Documents, so that such Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by Parent to the holders of the applicable Partnership Senior Notes.

(c) Regardless of whether Closing occurs, (i) promptly upon the Partnership Entities’ request, all reasonable out-of-pocket fees and expenses incurred by the Partnership Entities, their subsidiaries and their Affiliates in connection with assisting in the Debt Financing, the Debt Offers, or the activities set forth in this Section 7.16 shall be paid or reimbursed by Parent and (ii) Parent shall indemnify and hold harmless the Partnership Entities and their Subsidiaries and their Affiliates from and against any liability or obligation suffered or incurred by them in connection with the Debt Financing, the Debt Offers or the activities set forth in this Section 7.16, and any information utilized in connection therewith (other than historical information relating to the Partnership Entities and their Subsidiaries provided by the Partnership Entities in writing specifically for use in the Debt Financing offering documents or the Offer Documents).

(d) Notwithstanding anything in this Section 7.16 to the contrary, other than in connection with the execution and delivery of any supplemental indenture contemplated by clause (b) of this Section 7.16 and any related officer’s certificates, (i) neither the Partnership Entities nor any of their respective Subsidiaries shall be required to incur any liability in connection with the Debt Financing or the Debt Offers prior to the Effective Time, (ii) neither the Parent Entities or their Subsidiaries will be required to pass resolutions or consents in connection with the Debt Financing or the Debt Offers other than resolutions or consents adopted at the Effective Time and (iii) none of the Partnership Entities or any of their respective Subsidiaries shall be required to execute any definitive financing document, including any credit or other agreement, pledge or security document, or other certificate or document in connection with the Debt Financing the effectiveness of which is not contingent upon the occurrence of the Closing.

7.17 Spin-Off Transaction.

(a) Prior to Closing, (i) the Partnership shall take, or cause its Subsidiaries to take, such actions as are necessary to form SpinCo and (if SpinCo is a limited partnership) the general partner of SpinCo (“SpinCo GP”) and (ii) the Partnership, the Partnership GP, SpinCo and (if SpinCo is a limited partnership) SpinCo GP shall enter into a Separation and Distribution Agreement in substantially the form attached as Annex A (subject to Section 7.17(b)(ii), the “Separation Agreement”), pursuant to which, on the terms and conditions set forth therein, (A) the Partnership will contribute, transfer, assign, convey and deliver all of its direct or indirect right, title and interest in and to the Transferred Assets (as defined in the Separation Agreement) (the “Transferred Assets”) to SpinCo, and SpinCo shall accept, assume and agree faithfully to perform, discharge and fulfill the Assumed Liabilities (as defined in the Separation Agreement) (the “Separation”), and (B) the Partnership will effect a distribution of SpinCo Common Units representing a 100% limited partnership or limited liability company interest in SpinCo to the Partnership Unitholders pursuant to a special distribution (the “Distribution” and, together with the Separation, the “Spin-Off Transaction”).

(b) Prior to the Effective Time, subject to the terms and conditions of the Separation Agreement, the Partnership shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Spin-Off Transaction and the other transactions contemplated by the Separation Agreement, in coordination with the Closing. Subject to Section 7.17, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), none of Partnership, Partnership GP, SpinCo or (if SpinCo is a limited partnership) SpinCo GP shall (i) terminate the Separation Agreement or (ii) amend or waive any provision of the Separation Agreement in a manner that is materially adverse to the Partnership, Partnership GP or Parent or any of its Affiliates or that would prevent or materially impede the consummation of the Merger.

(c) The Partnership will, and will cause the Spin-Off Companies, to file with the SEC a Form 10 with respect to the Spin-Off Transaction as soon as practical following the date of this Agreement. The Partnership will, and will cause the Spin-Off Companies, to use its reasonable best efforts to have the Information Statement, included as an exhibit to the Registration Statement on Form 10, to be mailed to the Partnership Unitholders as promptly as practical after such filing.

(d) Parent will cooperate with and use reasonable commercial efforts to facilitate the Spin-Off Transaction as contemplated in the Separation Agreement.

7.18 Distributions. Parent and the Partnership shall coordinate with each other the declaration of, and the setting of record dates and payment dates for, distributions in respect of their respective units so that, in respect of any fiscal quarter, holders of Partnership Units do not (a) receive more than one distribution in respect of both Partnership Units and Parent Shares received pursuant to the Merger in exchange therefor, or (b) fail to receive a distribution in respect of one of either Partnership Units or Parent Shares received pursuant to the Merger in exchange therefor.

7.19 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the

Partnership, directly or indirectly, the right to control or direct the other party’s operations prior to the Closing and (b) prior to the Closing, each of Parent and the Partnership shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

7.20 Working Capital; Cash Requirements. Notwithstanding any provision herein to the contrary, the Partnership agrees to cause the Partnership to have, as of the Effective Time and after giving effect to the Spin-Off Transaction (i) unrestricted cash balances in the accounts of and belonging to the Partnership and its Subsidiaries (other than APL and its Subsidiaries) equal to at least $5,000,000 and (ii) net working capital (including the unrestricted cash described in clause (i)) of no less than $5,000,000. From and after the date of this Agreement, the Partnership agrees that, unless otherwise approved by Parent in writing, no cash distributions will be made by APL or any of its Subsidiaries to the Partnership or Partnership GP or any other Retained Company; provided, that this provision will not restrict cash transfers among APL and its Subsidiaries or restrict distributions in the ordinary course to the Partnership in respect of its holdings of general partner interests, limited partner interests and incentive distribution rights in the Partnership.

7.21 Pre-Closing Payments by Parent. Immediately prior to the Closing, Parent shall, or shall cause one of its Subsidiaries to, pay to the Partnership, by wire transfer of immediately available funds to an account designated by the Partnership at least three (3) Business Days prior to the Closing Date, (a) the amount set forth on Section 7.21(a) of the Partnership Disclosure Schedule in respect of the repayment of a portion of the Partnership’s outstanding Indebtedness under the Partnership Credit Agreements, (b) the amount set forth on Section 7.21(b) of the Partnership Disclosure Schedule and (c) the amount set forth on Section 7.21(c) of the Partnership Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Mutual Closing Conditions. (a) The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction at or prior to the Closing (or, waiver by both the Partnership Entities on the one hand and Parent Entities on the other hand) of each of the following:

(i) This Agreement and the Merger has been approved by the affirmative vote or consent of holders, as of the record date for the Partnership Meeting, of a majority of the Outstanding (as defined in the Existing Partnership Agreement) Partnership Units (the “Partnership Unitholder Approval”).

(ii) The Parent Share Issuance has been approved by the affirmative vote or consent of holders, as of the record date for the Parent Meeting, of a majority of the Parent Shares present in person or represented by proxy at the meeting and entitled to vote on the matter, provided that the Parent Shares present in person or represented by proxy represents a majority of the Parent Shares entitled to vote on the Parent Share Issuance (the “Parent Stockholder Approval”).

(iii) All waiting periods under the HSR Act applicable to the Merger have expired or been terminated.

(iv) No Law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement (brought by a third party) is in effect.

(v) The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

(vi) The New Common Shares deliverable to the holders of Partnership Units as contemplated by this Agreement have been approved for listing on the NYSE, subject to official notice of issuance.

(vii) All of the conditions set forth in the APL Merger Agreement shall have been satisfied or irrevocably waived (if permitted under applicable Law) in writing by the applicable party thereto (other than those conditions that by their terms are to be satisfied by actions taken at the closing under the APL Merger Agreement and the condition relating to the consummation of the Merger) and the parties thereto shall be ready, willing and able to consummate the APL Merger and the APL Merger shall be consummated substantially concurrently with the Merger.

(viii) The Separation and the Distribution shall have been consummated in compliance in all material respects with the terms and conditions set forth in the Separation Agreement (after giving effect to any amendments thereof or waivers with respect thereto made without contravention of Section 7.17).

(ix) Any Indebtedness outstanding under the Partnership Credit Agreements shall have been repaid as of the Effective Time.

8.2 Additional Partnership Conditions to Closing. The obligation of the Partnership Entities to consummate the Merger is further conditioned upon satisfaction (or waiver by the Partnership Entities) at or prior to the Closing of each of the following:

(a) The representations and warranties of Parent contained in (i) this Agreement (other than in Section 6.2(a) and Section 6.10(a)) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 6.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 6.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Parent Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) The Partnership has received a certificate signed by the Chief Executive Officer of Parent, dated as of the Closing Date, to the effect set forth in Section 8.2(a) and Section 8.2(b).

8.3 Additional Parent Conditions to Closing. The obligations of Parent to consummate the Merger is further conditioned on satisfaction (or waiver by Parent) at or prior to the Closing of each of the following:

(a) The representations and warranties of the Partnership contained in (i) this Agreement (other than in Section 5.2(a) and Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (ii) Section 5.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Partnership Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) Parent has received a certificate signed by the Chief Executive Officer of the Partnership, dated the Closing Date, to the effect set forth in Section 8.3(a) and Section 8.3(b).

ARTICLE IX

TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the mutual written consent of the Partnership and Parent;

(b) by the Partnership or Parent if there is in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, that the right to terminate this Agreement under this Section 9.1(b) is not available to the Partnership, on the one hand, or Parent, on the other hand, if such order was due, in whole or in part, to the failure of the Partnership, on the one hand, or any of Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c) by Parent if the Partnership has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.3(a) or (b) to be satisfied and such breach or failure to perform is incapable of being cured or, if capable of being cured, is not cured by the earlier of (x) the Outside Date or (y) within 30 days following receipt by the Partnership of written notice of such breach or failure from Parent; provided that if such breach or failure to perform is capable of being cured by the Partnership by the Outside Date, such thirty day cure period shall be extended until the second Business Day prior to the Outside Date solely to the extent during such period the Partnership is using its reasonable best efforts to cure such breach or failure to perform;  provided, further that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(d) by the Partnership if (i) Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.2(a) or (b) to be satisfied and such breach or failure to perform is incapable of being cured or, if capable of being cured, is not cured by the earlier of (x) the Outside Date or (y) within 30 days following receipt by Parent of written notice of such breach or failure from the Partnership; provided that if such breach or failure to perform is capable of being cured by Parent by the Outside Date, such thirty day cure period shall be extended until the second Business Day prior to the Outside Date solely to the extent during such period Parent is using its reasonable best efforts to cure such breach or failure to perform; provided further that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Partnership is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e) by the Partnership or Parent if the Closing does not occur on or before June 30, 2015 (the “Outside Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 8.1(a)(iii) or Section 8.1(a)(iv) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Partnership from time to time by written notice to the other party up to a date not beyond August 31, 2015, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further, however, that such failure of the Closing to occur is not due, in whole or in part, to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to the Closing;

(f) by the Partnership or Parent if the Partnership Meeting has concluded and the Partnership Unitholder Approval has not been obtained;

(g) by Parent, prior to the Partnership Unitholder Approval if a Partnership Change in Recommendation has occurred;

(h) by Parent or the Partnership if the Parent Meeting has concluded and the Parent Stockholder Approval has not been obtained;

(i) by the Partnership, prior to the Parent Stockholder Approval if a Parent Change in Recommendation has occurred;

(j) by the Partnership, prior to obtaining the Partnership Unitholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal in compliance with Section 7.3 and subject to the payment of the Termination Fee by the Partnership to Parent in accordance with Section 9.4; or

(k) by Parent or the Partnership, if the APL Merger Agreement is terminated.

9.2 Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Partnership, or both, pursuant to Section 9.1, written notice thereof will forthwith be given to the Other Party or Parties, and this Agreement will terminate without further action by Parent or the Partnership.

9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Partnership, except for, and subject to Section 9.4(j), liability arising out of or the result of, fraud or any willful and material breach of any covenant or agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity; provided, that the agreements and obligations of the Parties set forth in Section 7.7, this Section 9.3, Section 9.4 and Article X hereof will survive any such termination and are enforceable hereunder.

9.4 Fees and Expenses.

(a) In the event that (i) an Alternative Proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Partnership Meeting and (ii) this Agreement is terminated by the Partnership or Parent pursuant to Section 9.1(f) and (iii) the Partnership or one of its Subsidiaries enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within 12 months after the date this Agreement is terminated, then the Partnership will pay to Parent an amount equal to the Termination Fee minus the Expenses previously paid by the Partnership to Parent, upon the earlier of the public announcement that the Partnership or one of its Subsidiaries has entered into such definitive agreement or the consummation of any such transaction. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 7.3(h)(i), except that the references to “20% or more” are deemed to be references to “50% or more.”

(b) In the event that (i) a Parent Alternative Proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Parent Meeting and (ii) this Agreement is terminated by the Partnership or Parent pursuant to Section 9.1(h) and (iii) Parent or one of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a Parent Alternative Proposal within 12 months after the date this Agreement is terminated, then Parent or one of its Subsidiaries will pay to the Partnership an amount equal to the Termination Fee minus the Expenses previously paid by Parent to the Partnership, upon the earlier of the public announcement that Parent has entered into such definitive agreement or the consummation of any such transaction.

(c) In the event that this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(k) and APL becomes obligated to pay a “termination fee” under Section 9.4(a) or (c) of the APL Merger Agreement, the Partnership shall, concurrent with the payment of such “termination fee” by APL, pay fifty percent (50%) of the Termination Fee.

(d) In the event this Agreement is terminated by Parent pursuant to Section 9.1(g), then the Partnership will pay to Parent, within two Business Days after the date of termination, the Termination Fee.

(e) In the event that this Agreement is terminated by the Partnership pursuant to Section 9.1(i), then Parent will pay to the Partnership, within two Business Days after the date of termination, the Termination Fee.

(f) In the event this Agreement is terminated by the Parent or Partnership pursuant to Section 9.1(f), then Partnership will, within two Business Days after the date of termination, pay to Parent the Expenses.

(g) In the event that this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(h), then Parent will, within two Business Days after the date of termination, pay to Partnership the Expenses.

(h) In the event this Agreement is terminated by the Partnership pursuant to Section 9.1(j), then the Partnership shall pay to Parent the Termination Fee.

(i) Any payment of the Termination Fee or Expenses (or applicable portion thereof) will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(j) As used herein, (i) “Termination Fee” means a cash amount equal to $53,400,000, (ii) “Expenses” means a cash amount equal to $17,800,000 to be paid in respect of the expenses of Parent or the Partnership, as applicable, incurred in connection with the negotiation, execution and delivery of this Agreement and the performance of the transactions contemplated hereby. In no event will the Partnership or the Parent be required to (i) pay the Termination Fee to the other Party on more than one occasion or (ii) pay the Expenses to the other Party on more than one occasion.

(k) “Parent Alternative Proposal” means any unsolicited proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than the Partnership and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction), of assets of Parent and its Subsidiaries equal to 50% or more of the combined assets of Parent and its Subsidiaries or to which 50% or more of the combined revenues or earnings of Parent and its Subsidiaries are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of securities of Parent representing 50% or more of the voting power of the securities of the Parent.

(l) Each of the Parties acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement. Upon payment of the Termination Fee to Parent (or 50% of the Termination Fee if that is the amount that is payable and no payment could be payable under Section 9.4(a)), the Partnership and its Subsidiaries shall not have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent or its stockholders, except in the case of fraud or willful and material breach, and upon payment of the Termination Fee to the Partnership, Parent and its Subsidiaries shall not have any further liability with respect to this Agreement or the transactions contemplated hereby to the Partnership or its unitholders, except in the case of fraud or willful and material breach. The Parties acknowledge that neither the Termination Fee (nor a 50% portion thereof) nor the Expenses are a penalty, but rather are liquidated damages in a reasonable amount that will compensate the other Party in the circumstances in which such Termination Fee (or a 50% portion thereof) or Expenses are payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

ARTICLE X

MISCELLANEOUS

10.1 Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, except as set forth in another Transaction Agreement, all costs and expenses incurred in connection with the Transaction Agreements and the transactions contemplated thereby shall be paid by the Party incurring or required to incur such expenses.

10.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of the Parties, by action taken or authorized by the respective boards of directors of their general partners; provided, however, that following receipt of the Partnership Unitholder Approval or Parent Stockholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Partnership Unitholders or Parent Stockholders without such approval.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

10.4 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

10.5 Notices. All notices and other communications hereunder will be in writing and deemed given if delivered personally or by a nationally recognized overnight courier, by facsimile transmission, or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice,  provided, that notices of a change of address will be effective only upon receipt thereof):

(a)	If to Parent or Merger Sub, to:

Targa Resources Corp.

1001 Louisiana Street, Suite 4300

Houston, Texas 77002

Attention:    General Counsel

Facsimile:    (713) 584-1100

With copies to (which does not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention:    Christopher S. Collins, Esq.

Facsimile:    (713) 615-5883

Email:          ccollins@velaw.com

(b)	If to the Partnership, to:

Atlas Energy, L.P.

1845 Walnut Street, 10th Floor

Philadelphia, PA 19103

Attention:  Lisa Washington

Facsimile:  (215) 405-3823

With copies to (which does not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    David K. Lam, Esq.

Facsimile:    (212) 403-2000

Email:          dklam@wlrk.com

Notices will be deemed to have been received (a) on the date of receipt if (i) delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder) or (b) on the date five Business Days after dispatch by certified or registered mail.

10.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the Other Parties, except that (i) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly-owned Subsidiary of Parent and (ii) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly-owned Subsidiaries of Parent, but no such assignment shall relieve Parent, or Merger Sub of any of its obligations hereunder. Any purported assignment not permitted under this Section 10.6 shall be null and void.

10.7 Entire Understanding; No Third-Party Beneficiaries. This Agreement and the other Transaction Agreements, together with the Confidentiality Agreement constitute the entire agreement and understanding of the Parties with respect to the matters therein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon, inure to the benefit of the Parties and, subject to Section 10.6, their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and, except (a) as provided in Section 7.11 (which will be to the benefit of and enforceable by the Persons referred to in such Section), (b) following the Effective Time, the rights of holders of Partnership Units to receive the Merger Consideration and (c) as provided in Section 10.14 (which will be to the benefit of and enforceable by the Financing Sources).

10.8 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.9 Jurisdiction.

(a) Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The Parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law.

(b) Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(c) Each of the Parties agrees that it will not, and it will not permit any of its controlled Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source or any Financing Related Party, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the financing or the performance thereof, in any forum other than the U.S. District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, in any state court located in the Borough of Manhattan (and the Parties hereto agree to submit to the exclusive jurisdiction of, and venue in, such court in connection therewith), and that the provisions of Section 10.10 relating to waiver of jury trial shall apply to such action, cause of action, claim, cross-claim or third-party claim.

10.10 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.11 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any Party has any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

10.12 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 10.12 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.13 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing or the termination of this Agreement if this Agreement is validly terminated in accordance with Article IX prior to the Closing; provided, however, that if the Closing occurs, the covenants and agreements of the Parties which contemplated performance after the Effective Time or otherwise expressly by their terms survive the Effective Time will survive the Closing and if this Agreement is terminated prior to the Closing, the agreements of the Parties in Sections 7.7, 9.2, 9.3 and 9.4, and this Article X will survive such termination. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time. This Section 10.13 shall not affect the rights and obligations of any party to the Separation Agreement under such Separation Agreement.

10.14 No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Partnership Entities agree, on behalf of themselves and each of their former, current or future officers, directors, managers, employees, members, partners, Partnership Unitholders, agents and other representatives and controlled Affiliates (the “Partnership Parties”) that Bank of America, N.A., Merrill, Lynch, Pierce, Fenner & Smith Incorporated and any other arranger or lender that is or may become party to the Debt Financing Commitment and any joinder agreements or credit agreements relating thereto and their respective Affiliates (collectively “Financing Sources”), and each of their respective former, current or future general or limited partners, stockholders, managers, members, officers, directors, agents, representatives and Affiliates, and each of their successors and assigns (collectively, “Finance Related Parties”) shall be subject to no liability or claims to the Partnership Parties in connection with the financing of or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to Section 10.7(c), Section 10.9(c), Section 10.10 or this Section 10.14 (or amendment or modification with respect to any related definitions as they affect Section 10.7(c), Section 10.10, Section 10.9(c) or this Section 10.14) shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Financing Related Parties), (b) no amendment or modification to Section 9.4 (or any amendment or modification with respect to any related definitions as they affect Section 9.4) that would be adverse to the Financing Sources or the Financing Related Parties shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Financing Related Parties), and (c) each Financing Source and Financing Related Party shall be an express third party beneficiary of, and shall have the right to enforce, Section 9.4, Section 10.7(c), Section 10.9(c), Section 10.10 or this Section 10.14. Each of the Parties hereto agrees that Section 10.4 notwithstanding, this Section 10.14 shall be interpreted and any action relating to this provision shall be governed by the laws of the State of New York.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts, all as of the day and year first written above.

TARGA RESOURCES CORP.

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	Chief Executive Officer

TRIDENT GP MERGER SUB LLC

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	President and Chief Executive Officer

ATLAS ENERGY, L.P.

By:	Atlas Energy GP LLC, its general partner

By:	/s/ Edward E. Cohen
Name:	Edward E. Cohen
Title:	Chief Executive Officer and President

ATLAS ENERGY GP, LLC

By:	/s/ Edward E. Cohen
Name:	Edward E. Cohen
Title:	Chief Executive Officer and President

SIGNATURE PAGE TO MERGER AGREEMENT

Annex B

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TARGA RESOURCES CORP.

TARGA RESOURCES PARTNERS LP

TARGA RESOURCES GP LLC

TRIDENT MLP MERGER SUB, LLC

ATLAS ENERGY, L.P.

ATLAS PIPELINE PARTNERS, L.P.

AND

ATLAS PIPELINE PARTNERS GP, LLC

DATED AS OF OCTOBER 13, 2014

B-i

B-ii

B-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 13, 2014 (this “Agreement”), is entered into by and among Targa Resources Corp., a Delaware corporation (“TRGP”), Targa Resources Partners LP, a Delaware limited partnership (“Parent”), Targa Resources GP LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), Trident MLP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub” and, with Parent and Parent GP, the “Parent Entities”), Atlas Energy, L.P., a Delaware limited partnership (“ATLS”), Atlas Pipeline Partners, L.P., a Delaware limited partnership (the “Partnership”), and Atlas Pipeline Partners GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“Partnership GP” and, with the Partnership, the “Partnership Entities”).

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Partnership with the Partnership surviving the merger as a wholly owned subsidiary of Parent;

WHEREAS, the Conflicts Committee has (a) determined that this Agreement is advisable to and in the best interests of the Partnership and the Partnership Unitholders other than Partnership GP, ATLS and their respective Affiliates, (b) approved this Agreement and the transactions contemplated hereby and (c) recommended approval of this Agreement by the Board of Directors of Partnership GP (the “Partnership Board”);

WHEREAS, the Partnership Board has (a) determined that it is in the best interests of the Partnership and the Partnership Unitholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit this Agreement to a vote of the Partnership Unitholders and recommend approval of this Agreement by the Partnership Unitholders;

WHEREAS, the Board of Directors of Parent GP (the “Parent Board”) has approved and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, simultaneously with the execution and delivery of this Agreement, TRGP, Trident Corp. Merger Sub, a wholly owned subsidiary of TRGP (“TRGP Merger Sub”), ATLS and Atlas Energy GP, LLC, a Delaware limited liability company and the general partner of ATLS (“ATLS GP”), are entering into an Agreement and Plan of Merger (the “ATLS Merger Agreement”), providing that, on the terms and conditions set forth therein, immediately prior to the Merger, TRGP Merger Sub will merge with and into ATLS (the “ATLS Merger”) with ATLS surviving the ATLS Merger;

WHEREAS, as a condition to the Parent Entities’ willingness to enter into this Agreement, certain holders of the issued and outstanding Partnership Units have entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Support Agreement”), pursuant to which, among other things, they have agreed to vote to approve the Merger and this Agreement and take certain other actions in furtherance of the Merger, in each case on the terms and subject to the conditions provided for in the Support Agreement; and

WHEREAS, as a condition to the Partnership Entities’ and Parent’s willingness to enter into this Agreement, subject to the terms and conditions set forth herein, TRGP has agreed to cause Parent GP to execute and deliver the IDR Giveback Amendment to the Parent Agreement in substantially the form attached hereto as Annex A (the “IDR Giveback Amendment”), immediately prior to the Effective Time.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise; provided, that, except as otherwise expressly provided herein, none of the Spin-Off Companies shall be deemed Affiliates of the Partnership or any of its Subsidiaries.

“Average Closing Price” means, as of any date, the average of the closing sale prices of a Parent Unit as reported on the NYSE for the five (5) consecutive full trading days (in which such Parent Units are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding such date.

“Business Day” means any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by and between Parent, the Partnership, ATLS and TRGP, dated as of September 19, 2014.

“Conflicts Committee” means the conflicts committee established by the Partnership Board.

“Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Employee Benefit Plan” means:

(a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and

(b) any personnel policy, unit or share option, restricted unit or share, unit or share purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan or agreement, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and other employee benefit plan, agreement, arrangement, program or practice.

“Employees” has the meaning set forth in the ATLS Merger Agreement.

“Environmental Law” means any Law that relates to:

(a) the protection of occupational health and safety to the extent relating to exposure to Hazardous Materials;

(b) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life, any other natural resource or any matter arising out of or relating to pollution or contamination), or

(c) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of, or exposure to, Hazardous Materials, in each case as in effect at the date of this Agreement.

“Environmental Permit” means any permit, license, regulation, consent, certification, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Partnership or Parent, as applicable, within the meaning of Section 414(b), (c), or (m) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Partnership dated as of March 9, 2004, as amended.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any national, state, local, county, parish, tribal or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator or arbitral body, in each case that has jurisdiction over Parent or the Partnership, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” means any: (a) chemical, product, material, substance or waste defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “solid waste,” “toxic waste,” “extremely hazardous substance,” “toxic substance,” “toxic pollutant,” “contaminant,” “pollutant,” or words of similar meaning or import found in any applicable Environmental Law; (b) Hydrocarbons or any components, fractions or derivatives thereof Released into the environment; and (c) asbestos containing materials, naturally occurring radioactive materials, mercury, polychlorinated biphenyls, radioactive materials, urea formaldehyde foam insulation, or radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate, and natural gas liquids and other liquids or gaseous hydrocarbons or any combination thereof produced or associated therewith.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property);

(b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person;

(c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(e) indebtedness of others as described in clauses (a) through (d) above in any manner guaranteed by such Person or for which it is or may become contingently liable;

but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Knowledge” means the actual knowledge after reasonable inquiry of, in the case of the Partnership, the individuals listed in Section 1.1 of the Partnership Disclosure Schedule and, in the case of Parent, the individuals listed on Section 1.1 of the Parent Disclosure Schedule.

“Law” means any federal, state, tribal or local law, rule, regulation, ordinance, code, judgment, settlement, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority, including common law.

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Material Adverse Effect” means, when used with respect to a Person, any change, event, development, circumstance, occurrence or effect that, individually or in the aggregate, (i) has a material adverse effect on the business, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries taken as a whole or (ii) would prevent the consummation of the Merger on or prior to the Outside Date on the terms provided in this Agreement, but none of the following changes, events, developments, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred:

(a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory, legislative or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, including changes in price differentials;

(b) changes in economic or market conditions affecting the:

(i) the natural gas gathering, compressing, treating, processing and transportation industry generally;

(ii) oil and gas exploration and production industry generally; and

(iii) the natural gas liquids fractionating and transportation industry generally;

(c) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity, pandemic or crisis, including acts of terrorism;

(d) any hurricane, tornado, flood, earthquake or natural disaster;

(e) the announcement or pendency of this Agreement and the transactions contemplated hereby (including performance of obligations under, and the consummation of the transactions contemplated by, this Agreement, the ATLS Merger Agreement and, in the case of the Partnership, the Separation Agreement);

(f) any change in the market price or trading volume of the common units representing limited partner interests or common shares of such Person (it being understood and agreed that the exception in this clause (f) shall not preclude any Party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded by another clause of this definition);

(g) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (g) shall not preclude any Party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect if not otherwise excluded by another clause of this definition);

(h) changes in any Laws or regulations applicable to such Person or GAAP or applicable accounting regulations or the interpretations thereof;

(i) any legal proceedings commenced by or involving any current or former member, partner, unitholder or stockholder of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby; or

(j) any taking of any action at the express written request of such Person’s Other Parties, in connection with this Agreement or the transactions contemplated hereby;

except, in the case of clauses (a), (b), (c) or (d), to the extent that such change, event, development, circumstance, occurrence or effect disproportionately and adversely affects such Person and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the industries in which such Person and its Subsidiaries operate.

“Midstream Business” means the businesses and activities conducted by the Partnership and its Subsidiaries and excluding the Spin-Off Companies and the businesses and activities conducted by the Spin-Off Companies.

“Midstream Business Employee” has the meaning set forth in the ATLS Merger Agreement.

“NYSE” means the New York Stock Exchange.

“Operating Partnership” means Atlas Pipeline Operating Partnership, L.P.

“Other Parties” means (i) with respect to the Partnership and Partnership GP, Parent, Parent GP and Merger Sub, and (ii) with respect to Parent, Parent GP and Merger Sub, the Partnership and Partnership GP.

“Parent Agreement” means the First Amended and Restated Agreement of Limited Partnership of Parent, dated as of February 14, 2007, as amended.

“Parent Certificate of Limited Partnership” means the certificate of limited partnership of Parent as filed with the Secretary of State of the State of Delaware on October 23, 2006, as amended.

“Parent Employee” means any employee of Parent or its Subsidiaries.

“Parent Financial Advisor” means Evercore Group L.L.C.

“Parent Units” means the Common Units representing common units of Parent having the rights and obligations specified with respect to “Common Units” as set forth in the Parent Agreement.

“Parent Unitholders” means the holders of outstanding Parent Units.

“Partnership 2014/2015 Budget” means the Partnership’s 2014 and 2015 capital expenditure forecast as most recently furnished by the Partnership to Parent and/or Parent’s Representatives prior to the date of this Agreement.

“Partnership Certificate of Limited Partnership” means the certificate of limited partnership of the Partnership as filed with the Secretary of State of the State of Delaware on November 18, 1999, as amended.

“Partnership Financial Advisors” means Citigroup Global Markets Inc. and Stifel, Nicolaus & Company, Incorporated.

“Partnership GP Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Partnership GP, dated as of October 24, 2013, as amended.

“Partnership GP Certificate of Formation” means the Certificate of Formation of Partnership GP as filed with the Secretary of State of the State of Delaware on November 18, 1999, as amended.

“Partnership Unitholders” means the holders of outstanding Partnership Units.

“Partnership Units” means the common units representing limited partner interests in the Partnership having the rights and obligations specified with respect to “Common Units” as set forth in the Existing Partnership Agreement.

“Party” means a party to this Agreement.

“Permitted Encumbrances” means:

(a) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate accruals or reserves have been established by the party responsible for payment thereof;

(b) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business;

(c) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(d) such title defects as Parent (in the case of title defects with respect to properties or assets of the Partnership or its Subsidiaries) or the Partnership (in the case of title defects with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing or that do not materially interfere with the continued use of the property or asset affected;

(e) rights reserved to or vested in any Governmental Authority to control or regulate any of the Partnership’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(f) Liens existing on the date of this Agreement securing any Indebtedness;

(g) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases, leasehold estates and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Partnership or Parent or any of their respective Subsidiaries that have been granted in the ordinary course of business and do not materially interfere with the continued use of the property or asset affected;

(h) any Liens discharged at or prior to the Effective Time;

(i) any Liens arising under or pursuant to the express terms of the Partnership Organizational Documents or the Parent Organizational Documents or the organizational documents of any of their respective Subsidiaries;

(j) any Liens disclosed on the most recent consolidated balance sheet of the Partnership or Parent, as applicable, included as of the date hereof in the Partnership Financial Statements or the Parent Financial Statements, as applicable; and

(k) all other Liens, charges, encumbrances, defects and irregularities not arising in connection with Indebtedness, any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, in each case, that are not such as to materially interfere with the operation, value or continued use of the property or asset affected.

“Person” means any individual, corporation, limited liability company (or any series thereof), limited or general partnership (or any series thereof), limited liability partnership, limited liability limited partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, or any group comprised of two or more of the foregoing.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, financing source, attorney, accountant or other advisor, agent or representative.

“Retained Company” has the meaning set forth in the ATLS Merger Agreement.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separation Agreement” has the meaning set forth in the ATLS Merger Agreement.

“Spin-Off Companies” has the meaning set forth in the ATLS Merger Agreement.

“Spin-Off Transaction” has the meaning set forth in the ATLS Merger Agreement.

“SpinCo” has the meaning set forth in the ATLS Merger Agreement.

“SpinCo Employee” has the meaning set forth in the ATLS Merger Agreement.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Systems” means the natural gas, liquefied natural gas, natural gas liquid, crude oil, and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Partnership or any of its Subsidiaries and used for the conduct of the business of the Partnership or any of its Subsidiaries as presently conducted.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal Law.

“Tax Law” means any Law relating to Taxes.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority, whether disputed or not.

“Transaction Agreements” has the meaning set forth in the ATLS Merger Agreement.

1.2 Terms Defined Elsewhere. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
Action	7.10(a)
Affiliate	1.1
Agreement	Preamble
Alternative Proposal	7.3(h)(i)
Antitrust Laws	7.1(a)
APL IDRs	5.2(a)
ATLS	Recitals
ATLS GP	Recitals
ATLS Merger	Recitals
ATLS Merger Agreement	Recitals
Average Closing Price	1.1
Balance Sheet Date	5.9
Book-Entry Units	3.2
Business Day	1.1
Cash Consideration	3.1(c)
CERCLA	1.1
Certificate	3.2
Certificate of Merger	2.1(b)
Class D Preferred PIK Distributions	4.1(b)
Class D Certificate of Designations	7.14(a)
Class E Certificate of Designations	7.14(a)
Claim	7.10(a)
Closing	2.2
Closing Date	2.2
Code	1.1
Confidentiality Agreement	1.1
Conflicts Committee	1.1
control	1.1
controlled by	1.1
controlling	1.1
Derivative	1.1
Disguised Sale	4.3(k)
DLLCA	1.1
DRULPA	1.1
Effective Time	2.1(b)
Employee Benefit Plan	1.1
Employees	1.1
Environmental Law	1.1
Environmental Permit	1.1
Equity Consideration	3.1(c)
ERISA	1.1
ERISA Affiliate	1.1
Exchange Act	1.1
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(c)
Excluded Units	3.1(d)
Existing Partnership Agreement	1.1

Term	Section
Expenses	9.4(j)
Financial Advisors	1.1
Finance Related Parties	10.14
Financing Sources	10.14
GAAP	1.1
Governmental Authority	1.1
Hazardous Material	1.1
HSR Act	1.1
Hydrocarbons	1.1
Indebtedness	1.1
Indemnification Expenses	7.10(a)
Indemnified Parties	7.10(a)
Intervening Event	7.3(f)
Joint Venture Agreements	5.12(a)(viii)
Knowledge	1.1
Law	1.1
Letter of Transmittal	3.3
Lien	1.1
Material Adverse Effect	1.1
Maximum Amount	7.10(c)
Merger	2.1(a)
Merger Consideration	3.1(c)
Merger Sub	Preamble
Midstream Business	1.1
Midstream Business Employee	1.1
New Common Units	3.1(c)
Notice Period	7.3(e)(i)
NYSE	1.1
Other Parties	1.1
Outside Date	9.1(e)
Parent	Preamble
Parent Agreement	1.1
Parent Board	Recitals
Parent Disclosure Schedule	4.2
Parent Employee	6.18(a)
Parent Employee Benefit Plan	6.18(a)
Parent Entities	Preamble
Parent Equity Awards	6.2(a)
Parent Financial Statements	6.7(b)
Parent GP	Preamble
Parent IDRs	6.2(a)
Parent Intellectual Property	6.19
Parent Material Adverse Effect	Article VI
Parent Material Agreement	6.12
Parent Organizational Documents	6.1
Parent Permits	6.11(b)
Parent Phantom Unit	3.5(b)
Parent SEC Documents	Article VI
Parent Units	1.1
Parent Unitholders	1.1
Partnership	Preamble

Term	Section
Partnership 2014/2015 Budget	4.1(d)
Partnership Board	Recitals
Partnership Board Recommendation	7.2(b)
Partnership Certificate of Limited Partnership	1.1
Partnership Change in Recommendation	7.3(d)
Partnership Class D Units	5.2(a)
Partnership Class E Units	5.2(a)
Partnership Disclosure Schedule	4.1
Partnership Employee Benefit Plan	5.18(a)
Partnership Entities	Preamble
Partnership Equity Plans	3.5(a)
Partnership Financial Statements	5.7(b)
Partnership GP	Preamble
Partnership GP Agreement	1.1
Partnership Intellectual Property	5.19
Partnership LTIP	1.1
Partnership Material Adverse Effect	Article V
Partnership Material Agreement	5.12(a)
Partnership Meeting	5.6
Partnership Organizational Documents	5.1
Partnership Parties	10.14
Partnership Permits	5.11(b)
Partnership Phantom Unit	3.5(a)
Partnership Proxy Statement	5.6
Partnership Related Party Transaction	5.20
Partnership SEC Documents	Article V
Partnership Subsidiary Documents	5.1
Partnership Unitholder Approval	8.1(a)(i)
Partnership Unitholders	1.1
Partnership Units	1.1
Partnership Units	5.2(a)
Party	1.1
PBGC	5.18(f)
Pension Plan	5.18(f)
Permitted Encumbrances	1.1
Person	1.1
Proceedings	5.15
Record Date	7.14(a)
Registration Statement	6.6
Regular Distribution	3.2
Release	1.1
Representatives	1.1
Retained Company	1.1
Rights	1.1
SEC	1.1
Separation Agreement	1.1
Securities Act	1.1
Spin-Co	1.1
Spin-Co Employee	1.1
Spin-Off Companies	1.1
Spin-Off Transaction	1.1

Term	Section
Subsidiary	1.1
Superior Proposal	7.3(h)(ii)
Support Agreement	Recitals
Surviving Entity	2.1(a)
Systems	1.1
Takeover Law	1.1
Tax Law	1.1
Tax Return	1.1
Taxes	1.1
Termination Fee	9.4(j)
Transaction Agreements	1.1
TRGP	Recitals
TRGP Merger Sub	Recitals
under common control with	1.1
4062(e) Event	5.18(f)

1.3 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i) this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(n) all references to days mean calendar days unless otherwise provided; and

(o) all references to time mean Houston, Texas time.

ARTICLE II

THE MERGER; EFFECTS OF THE MERGER

2.1 The Merger.

(a) The Merger and Surviving Entity. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub will merge with and into the Partnership (the “Merger”), the separate existence of Merger Sub will cease, and the Partnership will survive and continue to exist as a Delaware limited partnership (the Partnership, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

(b) Effectiveness and Effects of the Merger. Subject to provisions of this Agreement, the Merger will become effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Partnership and set forth in such Certificate of Merger (the “Effective Time”), in accordance with the DRULPA and the DLLCA. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DRULPA and the DLLCA.

(c) Certificate of Limited Partnership and Agreement of Limited Partnership. At the Effective Time, (i) the Partnership Certificate of Limited Partnership will remain unchanged and will be the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law and (ii) the Existing Partnership Agreement will be the agreement of limited partnership of the Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.

(d) Admission as Partner. At the Effective Time, (a) Parent shall contribute $1.00 and be admitted as the sole limited partner of the Partnership and will hold all limited partner interests in the Partnership, (b) Partnership GP shall continue as the general partner of the Partnership, and (c) the Partnership shall continue without dissolution.

2.2 Closing. Subject to the provisions of Article VIII, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will occur on (a) the third Business Day after the day on which the last of the conditions set forth in Article VIII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which Parent and the Partnership may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing of the transactions contemplated by this Agreement will take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, at 10:00 a.m. on the Closing Date.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Parent GP, Merger Sub, the Partnership, Partnership GP or any holder of Parent securities or Partnership Units:

(a) All of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time will be automatically converted into the sole limited partner interest in the Partnership.

(b) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time will remain outstanding in the Surviving Entity in the form set forth in the Existing Partnership Agreement, and Partnership GP, as the holder of such general partner interest, will continue as the sole general partner of the Surviving Entity as set forth in the Existing Partnership Agreement. At the Effective Time, the books and records of the Partnership will be revised to reflect that all limited partners of the Partnership immediately prior to the Effective Time cease to be limited partners of the Partnership pursuant to the terms of this Agreement and that Parent is the sole limited partner of the Partnership, and the Partnership will continue without dissolution. Immediately prior to the Merger (but following the ATLS Merger), ATLS shall distribute all of the equity interests in Partnership GP to TRGP, which shall immediately thereafter contribute such interests to Parent.

(c) Each Partnership Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units) will be converted into the right to receive (i) 0.5846 Parent Units (the “Equity Consideration,” and such ratio, the “Exchange Ratio”), which Parent Units will be duly authorized and validly issued in accordance with applicable Laws and the Parent Agreement, (such Parent Units described in this clause (c) are referred to herein as the “New Common Units”) and (ii) cash in amount of $1.26 (the “Cash Consideration” (which shall not include any cash paid by Parent in connection with the Class E Preferred Unit Redemption) and together with the Equity Consideration, the “Merger Consideration”).

(d) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Partnership Units owned immediately prior to the Effective Time by the Partnership or its wholly owned Subsidiaries or by Parent or its wholly owned Subsidiaries (collectively, the “Excluded Units”) will automatically be cancelled and no consideration will be received therefor.

3.2 Rights As Unitholders; Unit Transfers. All Partnership Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(c) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Units (a “Certificate”) and each holder of non-certificated Partnership Units, represented by book-entry (“Book-Entry Units”) will cease to be a limited partner of the Partnership and cease to have any rights with respect thereto, except the right to receive, (a) the Merger Consideration, (b) any cash to be paid in lieu of any fractional New Common Unit in accordance with Section 3.3(d), and (c) any distributions in accordance with Section 3.3(c); provided, however, that the rights of (i) any holder of the Partnership Phantom Units will be as set forth in Section 3.5, and (ii) Parent and its Subsidiaries, and the Partnership and its Subsidiaries will be as set forth in Section 3.1(d). In addition, holders as of the relevant record date of Partnership Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Partnership Units, with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such units in accordance with the terms of the Existing Partnership Agreement and this Agreement and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Merger Consideration, and will be paid on the payment date set therefor to such holders of Partnership Units, whether or not they exchange their Partnership Units, pursuant to Section 3.3. At the Effective Time, the unit transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Units.

3.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to the Partnership to act as exchange agent hereunder for the purpose of exchanging Partnership Units for the Merger Consideration as required by this Article III (the “Exchange Agent”). On the Closing Date, promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Partnership Units, for exchange in accordance with this Article III, through the Exchange Agent, New Common Units and cash as required by this

Article III. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.3(c) and to make payments in lieu of any fractional New Common Units pursuant to Section 3.3(d), in each case without interest. Any cash (including as payment for any fractional New Common Units in accordance with Section 3.3(d) and any distributions with respect to such fractional New Common Units in accordance with Section 3.3(c)) and New Common Units deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration contemplated to be paid for Partnership Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 3.3(c) and 3.3(d), the Exchange Fund will not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Partnership Units as of the Effective Time (other than the Partnership and its Subsidiaries and Parent and its Subsidiaries and other than any holders of Book-Entry Units) (i) a letter of transmittal (specifying that in respect of certificated Partnership Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of Partnership Units represented by such Certificates. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions, each holder who held Partnership Units immediately prior to the Effective Time (other than the Partnership and its Subsidiaries and Parent and its Subsidiaries) will be entitled to receive upon surrender of the Certificates therefor (x) New Common Units representing, in the aggregate, the whole number of New Common Units that such holder has the right to receive pursuant to Section 3.1(c) (after taking into account all Partnership Units then held by such holder) and (y) a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Partnership Units pursuant to Section 3.3(c) and Section 3.3(d). Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Units shall not be required to deliver an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one or more Book-Entry Units, which at the Effective Time were converted into the right to receive the Merger Consideration, shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to deliver as promptly as practicable after the Effective Time, (x) New Common Units representing, in the aggregate, the whole number of New Common Units that such holder has the right to receive pursuant to Section 3.1(c) (after taking into account all Partnership Units then held by such holder) and (y) a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Partnership Units pursuant to Section 3.3(c) and Section 3.3(d). No interest will be paid or accrued on any Merger Consideration, any cash payment in lieu of fractional New Common Units, any Parent distributions payable pursuant to Section 3.3(c) or any Regular Distribution. In the event of a transfer of ownership of Partnership Units that is not registered in the transfer records of the Partnership or the Merger Consideration, as applicable, and any Parent distributions payable pursuant to Section 3.3(c) payable in respect of such Partnership Units may be paid to a transferee, if the Certificate representing such Partnership Units is presented to the Exchange Agent, and accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration, in any name other than that of the record holder of such Partnership Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 3.3, each Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration, payable in respect of Partnership Units, and any cash or distributions to which such holder is entitled pursuant to Section 3.3(c), Section 3.3(d) and (without the necessity of such surrender) Regular Distributions.

(c) Distributions with Respect to Unexchanged Partnership Units. No distributions declared or made with respect to Parent Units with a record date after the Effective Time will be paid to the holder of any Partnership Units represented by Certificates with respect to New Common Units that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of fractional New Common Units will be paid to any such holder until such holder has delivered the required documentation and surrendered any such Certificates as contemplated by this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b) (or immediately in the case of the Book-Entry Units), there will be paid to such holder of New Common Units issuable in exchange therefor, without interest, (i) promptly after the time of such compliance (or immediately in the case of the Book-Entry Units), the amount of any cash payable in lieu of fractional New Common Units to which such holder is entitled pursuant to Section 3.3(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to New Common Units and payable with respect to such New Common Units, and (ii) promptly after such compliance (or immediately in the case of the Book-Entry Units), or, if later, at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such New Common Units (which shall be paid by Parent).

(d) Fractional New Common Units. No certificates or scrip of New Common Units representing fractional New Common Units or book entry credit of the same will be issued upon the surrender of Partnership Units outstanding immediately prior to the Effective Time in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any New Common Units. Notwithstanding any other provision of this Agreement, each holder of Partnership Units converted in the Merger who would otherwise have been entitled to receive a fraction of a New Common Unit (after taking into account all Partnership Units exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a New Common Unit that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of the Cash Consideration in lieu of issuing fractional shares of New Common Units was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional New Common Units.

(e) Further Rights in Partnership Units. The Merger Consideration issued upon conversion of a Partnership Unit in accordance with the terms hereof (including any cash paid pursuant to Section 3.3(d)) and any declared distributions to be paid on Parent Units as described in Section 3.3(c) will be deemed to have been issued in full satisfaction of all rights pertaining to such Partnership Unit.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Partnership Units after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Partnership Units who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration, payable in respect of such Partnership Units, any cash in lieu of fractional New Common Units to which they are entitled pursuant to Section 3.3(d), or any distributions with respect to New Common Units to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon.

(g) Lost Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in such amount reasonably determined by Parent, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, payable in respect of Partnership Units represented by such Certificate, any distributions to which the holders thereof are entitled pursuant to Section 3.3(c) and any cash payable in lieu of fractional New Common Units to which the holders thereof are entitled pursuant to Section 3.3(d).

(h) Withholding. Each of Parent, Merger Sub and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Partnership Units such amounts or securities as Parent, Merger Sub or the Exchange Agent determines are required to be deducted and withheld under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld such amounts will be treated for all purposes of this Agreement as having been paid or issued to the holder of Partnership Units in respect of whom such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be. The Parties agree that the Partnership intends to deliver to Parent a valid certificate of non-foreign status pursuant to U.S. Treasury Regulations Section 1.1445-2(b) such that no withholding will be required pursuant to Section 1445 of the Code.

(i) Issuance in Book-Entry Form. All New Common Units to be issued in the Merger will be issued in book-entry form, without physical certificates. Upon the issuance of New Common Units to the holders of Partnership Units in accordance with this Section 3.3, Parent will reflect such admission on the books and records of Parent.

(j) No Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

(k) Tax Characterization of Merger and Cash Received. The Partnership and Parent each acknowledges and agrees that for federal income Tax purposes (and applicable state income or franchise tax purposes) the transactions consummated pursuant to this Agreement will be treated as an “assets over” partnership merger transaction under Treasury Regulation Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), whereby both Operating Partnership and the Partnership will be the terminating partnerships and Parent will be the resulting partnership. As a result, the transactions consummated pursuant to this Agreement shall be treated for U.S. federal income Tax purposes as a contribution of all of the assets of Operating Partnership and the Partnership to Parent in exchange for the Merger Consideration, the cash received in lieu of fractional New Common Units and the assumption of liabilities. To the maximum extent possible, the Cash Consideration and any cash received in lieu of fractional New Common Units shall be treated as a reimbursement of pre-formation capital expenditures described in Treasury Regulation Section 1.707-4(d). To the extent the Cash Consideration and the cash received in lieu of fractional New Common Units exceeds the amount that can be so treated, such excess cash will be treated as proceeds of a disguised sale transaction described in Section 707(a)(2)(B) of the Code (a “Disguised Sale”). Each holder of Partnership Class E Preferred Units will be deemed to have consented for U.S. federal income tax purposes (and to the extent applicable, state or local income tax purposes) to report any cash received in the Class E Preferred Unit Redemption pursuant to Section 7.14(b) as proceeds from the sale of the holders of Partnership Class E Preferred Units to Parent consistent with Treasury Regulation Section 1.708-1(c)(4). Each of the Partnership and Parent agrees to prepare and file (and cause their respective Subsidiaries to prepare and file) all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

3.4 Anti-Dilution Provisions. Without limiting the covenants in Sections 4.1 and 4.2, in the event the outstanding Partnership Units or Parent Units shall have been changed into a different number of units or shares or a different class after the date of this Agreement by reason of any subdivisions, reclassifications, splits, unit or share distributions, combinations or exchanges of Partnership Units or Parent Units, the Exchange Ratio will be correspondingly adjusted to provide to the holders of such Partnership Units the same economic effect as contemplated by this Agreement prior to such event.

3.5 Treatment of Partnership Phantom Units.

(a) Cancellation and Settlement of SpinCo Employee Partnership Phantom Units. Each phantom Partnership Unit granted under the Partnership Equity Plans (each, a “Partnership Phantom Unit” and, such plans, the “Partnership Equity Plans”), whether vested or unvested, that is outstanding immediately prior to the

Effective Time and held by a SpinCo Employee, a non-employee director of ATLS or the Partnership or a former employee shall, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive the Merger Consideration in respect of each Partnership Unit underlying such Partnership Phantom Unit. The holders of Partnership Phantom Units shall receive the payments described in the immediately preceding sentence (together with any dividend equivalents corresponding to Partnership Phantom Units that vest in accordance with this Section 3.5), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payments, within five (5) Business Days following the Effective Time.

(b) Partial Rollover of Midstream Business Employee Partnership Phantom Units. Each Partnership Phantom Unit, whether vested or unvested, that is outstanding immediately prior to the Effective Time and held by a Midstream Business Employee shall, as of the Effective Time, be cancelled and converted into the right to receive: (i) the Cash Consideration in respect of each Partnership Unit underlying such Partnership Phantom Unit and (ii) a phantom unit award corresponding to Parent Units (a “Parent Phantom Unit”) with respect to a number of Parent Units (rounded to the nearest whole share) equal to the product of (A) the number of Partnership Units underlying such Partnership Phantom Unit, multiplied by (B) the Exchange Ratio. The holders of Partnership Phantom Units shall receive the payments described in the immediately preceding sentence (together with any dividend equivalents corresponding to Partnership Phantom Units that vest in accordance with this Section 3.5), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payments, within five (5) Business Days following the Effective Time. Except as otherwise provided in this Section 3.5, each such Parent Phantom Unit assumed and converted pursuant to this Section 3.5 shall continue to have, and shall be subject to, the same material terms and conditions and the same vesting conditions as applied to the corresponding Partnership Phantom Unit immediately prior to the Effective Time, and shall settle in Parent Units upon vesting.

(c) Certain Tax Considerations. The actions contemplated by this Section 3.5 shall be taken in accordance with Section 409A of the Code. The aggregate amount required to be withheld from any holder of Partnership Phantom Units in connection with the payments described in Sections 3.5(a) and (b) shall first be applied to reduce the portion of such payments payable in the form of Parent Units and, to the extent such withholding amount exceeds the portion of such payments payable in the form of Parent Units, such excess shall be applied to reduce the portion of such payments payable in cash.

(d) Termination of Partnership Equity Plans; Issuance of Parent Phantom Units. Prior to the Effective Time, Parent shall take all actions necessary to terminate each of the Partnership Equity Plans, effective as of and subject to the occurrence of the Effective Time. At the Effective Time, Parent issue the Parent Phantom Units in accordance with Section 3.5(b).

(e) Parent Actions. Parent shall take all limited partnership action necessary to reserve for issuance a sufficient number of Parent Units for delivery with respect to the settlement of Partnership Phantom Units contemplated by Section 3.5(a). Parent shall include in the Registration Statement a number of Parent Units sufficient to satisfy the settlement of Partnership Phantom Units contemplated by Section 3.5(b). Parent shall take all limited partnership action necessary to reserve for issuance a sufficient number of Parent Units for delivery upon exercise or settlement of the Partnership Phantom Units assumed by it in accordance with Section 3.5(b). As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of Parent Units to be registered and issuable with respect to Parent Phantom Units, Parent shall file a post-effective amendment to the Registration Statement or registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Parent Units subject to Parent Phantom Units and shall use its reasonable commercial efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Phantom Units remain outstanding. Not later than immediately following the Effective Time, Parent shall deliver to each holder of a Partnership Phantom Unit assumed by Parent an appropriate notice setting forth such holder’s rights pursuant to the corresponding Parent Phantom Unit.

(f) Reasonable Best Efforts. Each of the parties hereto shall use its reasonable best efforts to take any actions reasonably necessary to effectuate the transactions contemplated by this Section 3.5, including, without limitation, having the applicable board or committee administering the plans governing the affected awards adopt resolutions necessary to effect the foregoing.

ARTICLE IV

ACTIONS PENDING MERGER

4.1 Conduct of Business by the Partnership. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly contemplated or provided by the Transaction Agreements, (ii) as may be required by applicable Law, (iii) as set forth in Section 4.1 of the disclosure letter delivered by the Partnership to Parent (the “Partnership Disclosure Schedule”), or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld with respect to clauses (a), (d), (g), (h) or (i) of this Section 4.1), the Partnership will not (and Partnership GP will not take any such action on its own behalf or on behalf of the Partnership), and will cause each of its Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries other than in the ordinary course consistent with past practice; provided, that no action by the Partnership or its Subsidiaries with respect to matters specifically addressed by any other provision of Section 4.1 shall be deemed a breach of this Section 4.1(a)(i) unless such action would constitute a breach of such other provision; (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

(b) (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights or (ii) enter into any agreement with respect to the foregoing, in each case except for (A) issuances of Partnership Common Units upon the settlement of any Partnership Phantom Units outstanding on the date hereof in accordance with the terms of the Partnership Equity Plans, (B) the sale of Partnership Common Units in connection with the settlement of Partnership Phantom Units if necessary for withholding of Taxes, and (C) distributions on the Partnership Class D Preferred Units paid in additional Partnership Class D Preferred Units in accordance with the Existing Partnership Agreement (the “Class D Preferred PIK Distributions”);

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except upon the forfeiture of Partnership Phantom Units in connection with the terms thereof or to satisfy any Tax withholding obligations of the holder thereof or net unit settlements made in connection with the vesting or settlement of Partnership Phantom Units or as required by the terms of any Partnership Employee Benefit Plan;

(d) (i) sell, lease, transfer, exchange, dispose of, license or convey all or any portion of its assets, business or properties, other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and Hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000 or (C) any distributions expressly permitted under Section 4.1(e); (ii) except as set forth in the Partnership 2014/2015 Budget, acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity with a value in excess of $25,000,000; provided, that the Partnership shall not, and shall not permit its Subsidiaries to, make any acquisition that would reasonably be expected to materially impede or delay the consummation of the Merger or the other Transactions,

(iii) merge, consolidate or enter into any other business combination transaction with any Person, other than mergers or consolidations solely among the Partnership and its wholly owned Subsidiaries or among its wholly owned Subsidiaries, or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;

(e) make or declare dividends or distributions (i) to the holders of Partnership Units that are special or extraordinary distributions or that are in a cash amount in excess of $0.66 per Partnership Unit per quarter, or (ii) to the holders of any other units of or interests in the Partnership, other than Class D Preferred PIK Distributions and distributions on the Partnership Class E Preferred Units paid in accordance with the terms of the Existing Partnership Agreement;

(f) amend (i) the Partnership Certificate of Limited Partnership or the Existing Partnership Agreement, or (ii) the governing documents of its significant Subsidiaries;

(g) enter into any contract, agreement or arrangement that would be a Partnership Material Agreement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and Hydrocarbons in the ordinary course);

(h) modify or amend in any material respect, terminate or assign, or waive or assign any rights under any Partnership Material Agreement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and Hydrocarbons in the ordinary course) or any Partnership Permit, in each case, in a manner which is materially adverse to the Partnership or any of its Subsidiaries;

(i) waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or any injunction or other equitable relief, other than waivers, releases, assignments, settlements or compromises (A) equal to or less than the amounts reserved with respect thereto on the Partnership Financial Statements or, (B) except as provided in clause (A), that do not exceed $10,000,000 in the aggregate;

(j) implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any other applicable Law;

(k) fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is substantially similar to the insurance maintained by it at present;

(l) (i) change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend in any material respect any Tax Return, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(m) take any action or fail to take any action that would reasonably be expected to cause the Partnership or any of its Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than Subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

(n) enter into any amendment or modification to the Joint Venture Agreements in a manner which is adverse to the Partnership or any of its Subsidiaries;

(o) except as required by applicable Law or any Partnership Employee Benefit Plan, (i) increase the compensation of any Midstream Business Employees whose annual base compensation exceeds $175,000, other than customary increases in the ordinary course of business, consistent with past practice, (ii) grant any severance or termination pay to any employee, officer or director of the Partnership or any of its Subsidiaries, other than grants of severance or termination pay in the ordinary course of business consistent with past practice to any employee who is not an officer or director who is terminated in the ordinary course of business consistent with past practice, (iii) establish, adopt, enter into, amend or terminate any employment or change of control agreement with any Midstream Business Employee, other than agreements entered into with newly hired employees who are not officers, (iv) take any action to accelerate any compensation or fund any rabbi trust or similar arrangement, (v) terminate the employment or services of any Midstream Business Employee whose target annual compensation is greater than $125,000, other than for cause, or (vi) hire any Midstream Business Employee whose target annual compensation is greater than $350,000;

(p) (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities, (B) Indebtedness owed by any Partnership Entity or any Subsidiary thereof to any Partnership Entity or any Subsidiary thereof, (C) guarantees of existing Indebtedness of the Partnership or any Subsidiary thereof to the extent required by the terms thereof or (D) leases permitted to be incurred pursuant to clause (iii) below, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness owed thereby (directly, contingently or otherwise), prior to the stated maturities thereof, other than (A) borrowings under existing credit facilities and (B) repayments of Indebtedness owed to any Partnership Entity or any Subsidiary thereof, (iii) enter into any material leases (whether operating or capital) for amounts exceeding $25,000,000 in the aggregate or (iv) except as set forth in the Partnership 2014/2015 Budget, make or commit to make any capital expenditures in excess of $100,000,000 in the aggregate;

(q) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(r) enter into any Partnership Related Party Transaction;

(s) take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the Merger or the transactions contemplated hereby;

(t) take any action to subject the Partnership, Partnership GP or any of their Subsidiaries to liability (contingent or otherwise) following the Effective Time with respect to (i) SpinCo or any of the other Spin-Off Companies, (ii) the Spin-Off Transaction or (iii) pre-Closing or post-Closing activities or business of the Spin-Off Companies; and

(u) agree or commit to do anything prohibited by clauses (a) through (t) of this Section 4.1.

Notwithstanding anything to the contrary, with respect to the Partnership’s non-wholly owned Subsidiaries, the Partnership’s obligation under this Section 4.1 to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of such Subsidiaries and to the extent not inconsistent with the Partnership’s or its other Subsidiaries’ duties (fiduciary or otherwise) to such Subsidiaries or any of their equity holders.

4.2 Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly contemplated or provided by the Transaction Agreements, (ii) as may be required by applicable Law, (iii) as set forth in the disclosure letter delivered by Parent to the Partnership (the “Parent Disclosure Schedule”), or (iv) with the prior written consent of the Partnership Board (which consent will not be unreasonably withheld with respect to clauses (a), (d) or (g) of this Section 4.2), Parent will not and will cause each of its respective Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries other than in the ordinary course in all material respects; provided, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any other provision of Section 4.2 shall be deemed a breach of this Section 4.2(a)(i) unless such action would constitute a breach of such other provision, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

(b) (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights or (ii) enter into any agreement with respect to the foregoing, in each case except (A) issuances of Parent Units made in the ordinary course of business, (B) issuances of Parent Units upon the exercise or settlement of any Parent Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 4.2(b), (C) the sale of Parent Units in connection with the exercise or settlement of Parent Equity awards if necessary to effectuate an option direction upon exercise or for withholding of Taxes, (D) the grant of equity compensation awards at times, in amounts, on terms and conditions and otherwise in the ordinary course of business or (E) issuances of equity by Parent pursuant to the Equity Distribution Agreement, dated as of May 5, 2014, between Parent and the managers party thereto in amounts consistent with Parent’s past practice, or any agreement substantially similar in form and substance to such agreement;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any equity interests or Rights, except for net share settlements made in connection with the vesting of restricted shares, restricted units or as required by the terms of any existing Parent Employee Benefit Plan;

(d) (i) sell, lease, transfer, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and Hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000, (C) any joint venture, partnership, joint marketing, joint development or similar strategic transaction or (D) any distributions expressly permitted under Section 4.2(e), (ii) make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other Person that would reasonably be expected to prevent, materially impede or materially delay the Merger or (iii) merge, consolidate or enter into any other business combination transaction with any Person, other than mergers or consolidations solely among Parent and its wholly owned Subsidiaries or among its wholly owned Subsidiaries or as permitted by clause (ii) or that would not reasonably be expected to prevent or materially impede or materially delay the Merger;

(e) make or declare dividends or distributions to the holders of Parent Units that are special or extraordinary distributions, other than dividends or distributions, including increases in such dividends or distributions, made in the ordinary course consistent with past practice pursuant to applicable Parent Board approvals;

(f) amend the Parent Certificate of Limited Partnership or the Parent Agreement other than such amendments as would not reasonably be expected to adversely affect the voting rights of holders of Parent Units;

(g) except in the ordinary course of business, modify or amend in any material respect, terminate or assign, or waive or assign any rights under any Parent Material Agreement or any Parent Permit, in each case, in a manner which would reasonably be expected to result in a Parent Material Adverse Effect;

(h) implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any applicable Law;

(i) (i) change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend in any material respect any Tax Return, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(j) take any action or fail to take any action that would reasonably be expected to cause Parent or any of its Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than Subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

(k) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(l) take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the Merger or the transactions contemplated hereby; and

(m) agree or commit to do anything prohibited by clauses (a) through (l) of this Section 4.2.

Notwithstanding anything to the contrary, with respect to Parent’s non-wholly owned Subsidiaries, Parent’s obligation under this Section 4.2 to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of such Subsidiaries and to the extent not inconsistent with by Parent’s or its other Subsidiaries’ duties (fiduciary or otherwise) to such Subsidiaries or any of their equity holders.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by the Partnership with the SEC under the Exchange Act or the Securities Act since January 1, 2012 and prior to the date of this Agreement, and in each case excluding all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Partnership SEC Documents”) (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Partnership Disclosure Schedule prior to the execution of this Agreement (provided, that (i) disclosure in any section of such Partnership Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Partnership Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Partnership (a “Partnership Material Adverse Effect”)), the Partnership represents and warrants to Parent and Merger Sub as follows:

5.1 Organization, General Authority and Standing. The Partnership is a limited partnership validly existing and in good standing under the Laws of the State of Delaware. The Partnership has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Section 5.1 of the Partnership Disclosure Schedule sets forth a true and complete list of the Partnership’s Subsidiaries and the Partnership’s ownership interest in each such Subsidiary. Each of the Partnership’s Subsidiaries (i) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in each case of clauses (i) through (iii), as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership has made available to Parent true and complete copies of the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement, the Partnership GP Agreement, the Partnership GP Certificate of Formation (the “Partnership Organizational Documents”), and the certificates of formation and limited liability company agreements (or comparable organizational documents) of each of the Partnership’s significant Subsidiaries (the “Partnership Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Partnership Organizational Documents and Partnership Subsidiary Documents are in full force and effect and the Partnership and its significant Subsidiaries are not in violation of any of their provisions in any material respect.

5.2 Capitalization.

(a) The authorized equity interests of the Partnership consist of Common Units representing limited partner interests in the Partnership (“Partnership Units”), Convertible Class D Preferred Units representing limited partner interests in the Partnership (“Partnership Class D Preferred Units”), Class E Preferred Units representing limited partner interests in the Partnership (“Partnership Class E Preferred Units”), the Incentive Distribution Rights (as defined in the Partnership Agreement, the “APL IDRs”) and a general partner interest in APL. As of October 10, 2014, the issued and outstanding limited partner interests and general partner interests of the Partnership consisted of (i) 84,497,281 Partnership Units, (ii) 14,699,076 Partnership Class D Preferred Units, (iii) 5,060,000 Partnership Class E Preferred Units, (iv) the APL IDRs and (v) an approximate 2% combined general partner interest in the Partnership, and there were (vi) zero Partnership Common Units issuable pursuant to options to acquire Partnership Common Units granted under the Partnership’s equity plans and (vii) 1,751,494 Partnership Units issuable pursuant to Partnership Phantom Units. Partnership GP is the sole general partner of the Partnership and owns all of the outstanding Partnership IDRs and the general partner interest in the Partnership. All outstanding equity securities of the Partnership are, and all Partnership Units issuable pursuant to Partnership Phantom Units, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Partnership Agreement).

(b) Section 5.2(b) of the Partnership Disclosure Schedule sets forth, as of October 9, 2014, for each outstanding Partnership Equity Award and (1) the name of the holder of such Partnership Equity Award, (2) the number of outstanding Partnership Units subject to awards held by such individual and (3) the estimated cash payments and equity securities to be received by each such holder upon consummation of the Merger as of October 9, 2014. Each grant of a Partnership Equity Award was made in accordance with the terms of the applicable Employee Benefit Plan of the Partnership and applicable Law.

(c) As of October 9, 2014, except as set forth above in this Section 5.2, (A) there are no partnership interests, limited liability company interests or other equity securities of the Partnership or any of its Subsidiaries issued or authorized and reserved for issuance, (B) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership or any of its respective Subsidiaries to issue, transfer or sell any partnership or other equity interest of the Partnership or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of the Partnership or any of its respective Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Partnership or any of its Subsidiaries or any such securities or agreements listed in clause (B) of this sentence.

(d) Neither the Partnership nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Partnership Unitholders on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Partnership or any of its Subsidiaries.

5.3 Equity Interests in other Entities. Other than the ownership interests in its Subsidiaries as set forth in Schedule 5.1 of the Partnership Disclosure Schedule and, as reflected in Section 5.3 of the Partnership Disclosure Schedule, the Partnership does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind. The Partnership owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances.

5.4 Power, Authority and Approvals of Transactions. The Partnership has the requisite limited partnership power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the Partnership Unitholder Approval, to consummate the transactions contemplated hereby. Subject to the Partnership Unitholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary limited partnership action by the Partnership. The Conflicts Committee has (a) determined that this Agreement is advisable to and in the best interests of the Partnership Unitholders other than Partnership GP, ATLS and their respective Affiliates, and declared it advisable, to enter into this Agreement, (b) approved this Agreement and the transactions contemplated hereby and (c) recommended approval of this Agreement by the Partnership Board. The Partnership Board has (a) determined that it is in the best interests of the Partnership and the Partnership Unitholders other than Partnership GP, ATLS and its Affiliates, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) in the case of the Partnership Board, resolved to submit the Merger and this Agreement to a vote of the Partnership Unitholders and recommend approval of the Merger and this Agreement by the Partnership Unitholders. This Agreement has been duly executed and delivered by the Partnership and, assuming due authorization, execution and delivery by the Other Parties, constitutes the Partnership’s valid and binding obligation, enforceable against the Partnership in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

5.5 No Violations or Defaults. Subject to required filings under federal and state securities Laws and with the NYSE, assuming the other consents and approvals contemplated by Section 5.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.9(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Partnership do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which the Partnership or any of its respective Subsidiaries is a party or by which the Partnership or any of its Subsidiaries or properties is subject or bound, (ii) constitute a breach or violation of, or a default under the Existing Partnership Agreement or the Partnership Certificate of Limited Partnership, (iii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Partnership or any of their respective Subsidiaries or (iv) result in the creation of any material Lien (other than Permitted Encumbrances) on any of the assets of the Partnership or any of its Subsidiaries’ assets, except in the case of clauses (i) and (iii), for such breaches, violations, defaults, terminations, cancellations, accelerations, contraventions or conflicts which, either individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect.

5.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by the Partnership of this Agreement or (ii) the consummation by the Partnership of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of the Parent Entities set forth in Section 6.6, (A) the filing with the SEC of a proxy statement relating to the matters to be submitted to the Partnership Unitholders (the “Partnership Proxy Statement”) at a meeting of such holders for the purpose of approving this Agreement and the Merger (including any adjournment or postponement thereof, the “Partnership Meeting”) and other filings required under federal or state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect or materially delay consummation of the Merger.

5.7 Financial Reports and the Partnership SEC Documents.

(a) Since January 1, 2012, the Partnership has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished prior to the date hereof under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Partnership SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Partnership SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be and, did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of the Partnership included in the Partnership SEC Documents (the “Partnership Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), and (iii) fairly present in all material respects the consolidated financial position of the Partnership and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c) Neither the Partnership nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among the Partnership and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Partnership in the Partnership’s published financial statements or any Partnership SEC Documents

5.8 Internal Controls and Procedures. The Partnership has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Partnership’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Partnership’s auditors and the audit committee of the Partnership Board (x) all significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect the Partnership’s ability to record, process, summarize and report financial data and have identified for the Partnership’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal controls. The principal executive officer and the principal financial officer of the Partnership have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Partnership SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

5.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, the unaudited financial statements (or notes thereto) included in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014 (the “Balance Sheet Date”), or in the financial statements (or notes thereto) included in subsequent Partnership SEC Documents filed by the Partnership prior to the date of this Agreement, neither the Partnership nor any of its consolidated Subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the Partnership, except liabilities (A) that are accrued or reserved against in the financial statements of the Partnership included in the Partnership SEC Documents filed prior to the date of this Agreement, or reflected in the notes thereto, (B) incurred since the Balance Sheet Date in the ordinary course of business, (C) incurred in accordance with this Agreement or in connection with transactions contemplated by the Transaction Agreements, (D) that would not reasonably be expected to have, either individually or in the aggregate, a Partnership Material Adverse Effect or (E) that have been discharged or paid in full.

5.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, (i) the Partnership has carried on and operated its businesses in all material respects in the ordinary course of business and (ii) none of the Partnership nor any Subsidiary of the Partnership has undertaken any action that would be prohibited by Section 4.1(j) if such provision were in effect at all times since the Balance Sheet Date.

5.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 5.17) and environmental matters (which are provided for in Section 5.13), the Partnership and each of its Subsidiaries is in compliance with all, and is not in default under or in violation of any, applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. The Partnership has not received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that the Partnership or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

(b) Except for the Environmental Permits (which are provided for in Section 5.13), the Partnership and each of its Subsidiaries is in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Partnership Permits”), except where the failure to be in possession of such Partnership Permits would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. All Partnership Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. No suspension or cancellation of any of the Partnership Permits is pending or threatened, except where such suspension or cancellation would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Partnership, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Partnership or any of its Subsidiaries under, any Partnership Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew, extend, any Partnership Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

5.12 Material Contracts.

(a) Each of the following contracts to which the Partnership or any of its Subsidiaries is a party in effect on the date of this Agreement, other than a Partnership Employee Benefit Plan, is referred to as a “Partnership Material Agreement”:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), including any Partnership Material Agreement filed as an exhibit in the Partnership SEC Documents;

(ii) each natural gas transportation, gathering, treating, processing or other contract, each natural gas liquids fractionation, transportation, purchase, sales or storage contract and each natural gas purchase contract that during the 12 months ended June 30, 2014 individually involved, or is reasonably expected in the future to involve, annual revenues received by or payments made by the Partnership and its Subsidiaries in excess of $25,000,000 in the aggregate;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Partnership or any of its Subsidiaries in an amount in excess of $25,000,000;

(iv) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by the Partnership or any of its Subsidiaries, in excess of $25,000,000;

(v) each contract that provides for indemnification by the Partnership or any of its Subsidiaries that remains in effect as of the date of this Agreement with respect to liabilities in connection with the Partnership’s or any of its Subsidiaries’ previous sales of the Partnership’s or any of its Subsidiaries’ business, assets or properties in excess of $25,000,000;

(vi) each contract that (A) contains a non-compete or similar type of provision that, following the Closing, by virtue of Parent becoming Affiliated with the Partnership as a result of this transaction, would by its terms materially restrict the ability of Parent to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing, (B) imposes any material restriction on the right or ability of the Partnership or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (C) contains an exclusivity or “most favored nation” clause that restricts the business of the Partnership or any of its Subsidiaries in a material manner;

(vii) each contract involving the pending acquisition or sale of (or option to purchase or sell) the assets or properties of the Partnership or its Subsidiaries in excess of $25,000,000;

(viii) each material partnership, joint venture or strategic alliance agreement (“Joint Venture Agreements”); and

(ix) each contract expressly limiting or restricting the ability of the Partnership or its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be.

(b) Except as set forth in Section 5.12 of the Partnership Disclosure Schedules, immediately following the Effective Time, neither the Partnership nor Partnership GP will have any liability to any third party under any contract with any of the Spin-Off Companies, other than the Transaction Agreements, the Ancillary Agreements (as defined in the Separation Agreement) and contracts or agreements that will be assumed by the Spin-Off Companies or their Subsidiaries or for which SpinCo has agreed to indemnify the Partnership, in each case, pursuant to the Separation Agreement).

(c) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Partnership Material Agreement may be limited by applicable Law and public policy, each of the Partnership Material Agreements (i) constitutes the valid and binding obligation of the Partnership and, to the Knowledge of the Partnership, constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

(d) There is not under any Partnership Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.13 Environmental Matters. Except as reflected in the Partnership Financial Statements, and except for any such matter that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect:

(a) The Partnership and its Subsidiaries and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) All Environmental Permits for conducting the respective businesses and operations of the Partnership and its Subsidiaries as they are currently being conducted have been obtained and are currently in full force and effect, and, since January 1, 2012, none of the Partnership or its Subsidiaries has received any notice that any such existing Environmental Permit will be revoked or any pending application for any new Environmental Permit or renewal of any existing Environmental Permit will be protested or denied;

(c) Since January 1, 2012, neither the Partnership nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any such Person’s violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state Laws) or any Environmental Permit, with respect to the assets, real properties (whether owned or leased) and operations of the Partnership or any of its Subsidiaries, and there are no facts, conditions or occurrences that would reasonably be expected to result in the receipt of such notice;

(d) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of the Partnership, threatened by a Person against the Partnership which allege a violation of or liability under any Environmental Law, and, to the Knowledge of the Partnership, there are no existing facts, conditions or occurrences that would reasonably be expected to give rise to any such action, suit, proceeding, claim, investigation, order, decree or judgment;

(e) Neither the Partnership nor any of its Subsidiaries has assumed or retained by contract or operation of Law any liabilities of any third parties for the presence or Release of, or exposure to, Hazardous Materials or for failure to comply with Environmental Law;

(f) There has been no Release of any Hazardous Material at, on, under, or from (x) any real properties of the Partnership or its Subsidiaries as a result of the operations of such entity or (y) to the Knowledge of the Partnership, any real properties offsite any real properties of the Partnership or its Subsidiaries that, in each case of (x) and (y), has not been remediated as required by, or resulted in liability under, any Environmental Law or otherwise adequately reserved for in the Partnership Financial Statements; and

(g) This Section 5.13 constitutes the sole and exclusive representation and warranty of the Partnership with respect to Environmental Permits, Hazardous Materials and Environmental Law.

5.14 Title to Properties. The Partnership has good and indefeasible title to all real and personal properties which are material to the business of Partnership, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Partnership, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.15 Litigation. There are no civil, criminal or administrative actions, suits, litigation, claims, causes of action, investigations, arbitrations, mediations or other proceedings (collectively, “Proceedings”) pending or threatened, against the Partnership or its Subsidiaries or to which the Partnership or any Subsidiary is otherwise a party or threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect, and, as of the date hereof, no such Proceedings would, individually or in the aggregate, be reasonably expected to materially delay the consummation of the Merger.

5.16 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of the Partnership specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (b) the Partnership Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Partnership Proxy Statement is first mailed to Partnership Unitholders, and at the time of the Partnership Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Partnership Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Partnership makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

5.17 Tax Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect:

(a) Each of the Partnership and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to the Partnership or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Partnership or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Partnership or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by the Partnership or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where the Partnership or one of its Subsidiaries do not currently file a Tax Return that the Partnership or such Subsidiary is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Partnership;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Partnership or any of its Subsidiaries;

(f) each of the Partnership and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of the Partnership or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Partnership or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) none of the Partnership or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than the Partnership or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise;

(i) the Partnership and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code;

(j) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(k) each Subsidiary of the Partnership is currently (and has been since its respective formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

5.18 Employee Benefits.

(a) Section 5.18(a) of the Partnership Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan that is (i) sponsored, maintained or contributed to by the Partnership or any of its ERISA Affiliates, or (ii) for which the Partnership or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Partnership Employee Benefit Plan”).

(b) With respect to each Partnership Employee Benefit Plan, within ten (10) Business Days of the date hereof, the Partnership shall have made available to Parent a true and complete copy, or summary if no plan document exists, of (i) each Partnership Employee Benefit Plan, (ii) each trust agreement or annuity contract, if any, in effect as of the date of this Agreement that relates to any Partnership Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with each Partnership Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, and (iv) all material filings and correspondence with any Governmental Authority within the prior three (3) years.

(c) Each Partnership Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Partnership Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Partnership Employee Benefit Plans) or proceedings pending or, to the Knowledge of the Partnership, threatened against or involving any Partnership Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Partnership Employee Benefit Plan, in each case, that would be reasonably expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, there do not now exist, nor do any circumstances exist that would result in, any liabilities to the Partnership or any of its ERISA Affiliates under (i) Section 302 of ERISA, (ii) Sections 412 and 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). Except as, individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect, each Partnership Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Partnership, nothing has occurred that could adversely affect the qualified status of any such Partnership Employee Benefit Plan.

(e) Except as set forth on Section 5.18(e) of the Partnership Disclosure Schedule, to the Knowledge of the Partnership, no Partnership Employee Benefit Plan or any other arrangement maintained by the Partnership or its Subsidiaries provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state Law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect, each of the Partnership and each its ERISA Affiliates is in compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(f) Except as set forth on Section 5.18(f) of the Partnership Disclosure Schedule, to the Knowledge of the Partnership, no Partnership Employee Benefit Plan is, and none of the Partnership, its Subsidiaries or any of their respective ERISA Affiliates contributes to, during the past six years has contributed to or has any liability or obligation, whether actual or contingent, with respect to any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code (each, a “Pension Plan”). With respect to each Pension Plan set forth on Section 5.18(f) of the Partnership Disclosure Schedule, except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect: (i) no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than for premiums not yet due); (ii) no notice of intent to terminate any such Pension Plan has been filed with the PBGC or distributed to participants therein and no amendment terminating any such Pension Plan has been adopted; (iii) no proceedings to terminate any such Pension Plan instituted by the PBGC are pending or, to the Knowledge of the Partnership, are threatened and no event or condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Pension Plan; (iv) no such Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (v) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last six (6) years; (vi) no lien has arisen or would reasonably be expected to arise as a result of actions or inactions under ERISA or the Code on the assets of the Partnership or its Subsidiaries (other than any lien imposed by the PBGC to the extent arising under Section 4062(e) of ERISA as a result of the Merger); (vii) to the Knowledge of the Partnership, there has been no cessation of operations at a facility subject to the provisions of Section 4062(e) of ERISA (“4062(e) Event”) within the last six (6) years (other than a 4062(e) Event to the extent arising from the execution and delivery of this Agreement and the Merger); and (viii) no such Pension Plan has failed to satisfy the minimum funding standards set forth in Sections 412 and 430 of the Code or Sections 302 and 303 of ERISA.

(g) Except as (i) expressly contemplated by the terms of this Agreement, (ii) set forth in Section 5.18(g) of the Partnership Disclosure Schedule, or (iii) in the case of clauses (x), (y) or (z) below, for such payments and benefits for which the Partnership and its Subsidiaries has no liability, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (w) result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code to the Partnership, its Subsidiaries or any Midstream Business Employee, (x) result in or entitle any Midstream Business Employee to any payment or benefit, (y) accelerate the vesting, funding or time of payment of any compensation or other benefit payable pursuant to any Partnership Employee Benefit Plan or to any Midstream Business Employee, or (z) increase the amount or value of any payment, compensation or benefit to any Midstream Business Employee.

(h) The Partnership is, and has been, in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. There are no pending or, to the Knowledge of the Partnership, threatened material investigations, audits, complaints or proceedings against the Partnership by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that, individually or in the aggregate, would be reasonably expected to result in a Partnership Material Adverse Effect.

(i) Except as set forth in Section 5.18(i) of the Partnership Disclosure Schedule, no Midstream Business Employees are covered by a collective bargaining agreement, and, to the Knowledge of the Partnership, none of the Midstream Business Employees are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Midstream Business Employees. There are no pending or, to the Knowledge of the Partnership, threatened, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years, except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

5.19 Intellectual Property. The Partnership, ATLS and/or their respective Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of the Partnership and its Subsidiaries as presently conducted (collectively, the “Partnership Intellectual Property”) free and clear of all encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. The use of the Partnership Intellectual Property by the Partnership in the operation of the business of the Partnership as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.20 Related Party Transactions. Except as disclosed in the Partnership SEC Documents, neither the Partnership nor any of its Subsidiaries are party to any transaction or arrangement under which any (a) present or former executive officer or director of the Partnership or any Subsidiary of the Partnership, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the Partnership Units or

(c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Partnership or any Subsidiary of the Partnership or owns or has any interest in any of their respective properties or assets, in each case, as would be required to be disclosed by the Partnership pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (a “Partnership Related Party Transaction”).

5.21 Insurance. The Partnership and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Partnership believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of the Partnership or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Partnership or its Subsidiaries and (b) the Partnership and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Partnership or any of its Subsidiaries as of the date of this Agreement, and neither the Partnership nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

5.22 Regulatory Matters.

(a) The Partnership is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except as set forth on Section 5.22(b) of the Partnership Disclosure Schedule, all natural gas pipeline Systems and related facilities constituting the Partnership’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdictions.

5.23 Derivatives. The Partnership SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of the Partnership and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the businesses of the Partnership and its Subsidiaries, as of the dates reflected therein.

5.24 State Takeover Statutes. The Partnership Board has taken all action necessary to render inapplicable to this Agreement, the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement or other organizational documents of the Partnership.

5.25 Partnership Unitholder Approval. The approval of this Agreement and the Merger by the holders of at least a majority of the Outstanding (as defined in the Existing Partnership Agreement) Partnership Units, is the only vote or approval of any class or series of securities of the Partnership necessary to adopt this Agreement and to approve the transactions contemplated hereby, including the Merger.

5.26 Financial Advisors. The Partnership has not incurred any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement for which the Partnership will have any responsibility or liability whatsoever, excluding fees to be paid to the Partnership Financial Advisors.

5.27 Opinion of the Financial Advisor. The Conflicts Committee has received the opinion of Stifel, Nicolaus & Company, Incorporated (upon which the Partnership Board is entitled to rely) to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration, is fair, from a financial point of view, to the Partnership Unitholders other than Partnership GP, ATLS and their respective Affiliates.

5.28 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article V, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby, and specifically (but without limiting the generality of the foregoing) neither the Partnership nor any other Person makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Parent Entities (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Partnership and its Subsidiaries or (b) the future business and operations of the Partnership and its Subsidiaries. Without limiting the generality of the foregoing, neither the Partnership nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain management presentations in expectation of the Merger. Neither the Partnership nor Partnership GP has relied on any representation or warranty not set forth in Article VI.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by Parent with the SEC under the Exchange Act or the Securities Act since January 1, 2012 and on or prior to the date of this Agreement, and in each case excluding all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Parent SEC Documents”) (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Parent Disclosure Schedule prior to the execution of this Agreement (provided that (i) disclosure in any section of such Parent Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Parent Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”)), Parent and Merger Sub represent and warrant to the Partnership and Partnership GP as follows:

6.1 Organization, General Authority and Standing. Parent is a limited partnership validly existing and in good standing under the Laws of the State of Delaware, and Merger Sub is a limited liability company validly existing and in good standing under the Laws of the State of Delaware. Parent GP is a limited liability company validly existing and in good standing under the Laws of the State of Delaware. Each of Parent, Parent GP and Merger Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 6.1 of the Parent Disclosure Schedules sets forth a true and complete list of Parent’s Subsidiaries and Parent’s ownership interest in each such Subsidiary. Each of Parent’s Subsidiaries (i) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in each case of clauses (ii) through (iii) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Partnership true and correct copies of the Parent Certificate of Limited Partnership, the Parent Agreement, the certificate of formation of Parent GP and the limited liability company agreement of Parent GP (the “Parent Organizational Documents”).

6.2 Capitalization.

(a) The authorized equity interests of Parent consist of Parent Units, Class B Common Units representing limited partner interests in Parent, Subordinated Units representing limited partner interests in Parent, the Incentive Distribution Rights (as defined in the Parent Agreement, the “Parent IDRs”) and a general partner interest in Parent. As of October 10, 2014, the issued and outstanding limited partner interests and general partner interests of Parent consisted of (i) 115,774,096 Parent Units, (ii) the Parent IDRs and (iii) an approximate 2% general partner interest in Parent, and there were (iv) 579,273 equity-settled performance Parent Units granted and outstanding under Parent’s equity plans (the “Parent Equity Awards”). Parent GP is the sole general partner of Parent and owns all of the outstanding Parent IDRs and general partner interest in Parent. All outstanding equity securities of Parent are, and all Parent Units issuable pursuant to Parent Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Parent Agreement). When issued pursuant to the terms hereof, all outstanding New Common Units constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Parent Agreement).

(b) As of October 10, 2014, except as set forth above in this Section 6.2 and as set forth in Parent’s equity plans or grant documents issued thereunder, (A) there are no partnership interests, limited liability company interests or other equity securities of Parent or any of its Subsidiaries issued or authorized and reserved for issuance, (B) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating any Parent or any of its respective Subsidiaries to issue, transfer or sell any partnership or other equity interest of Parent or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of Parent or any of its respective Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in Parent or any of its Subsidiaries or any such securities or agreements listed in clause (B) of this sentence.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Parent Unitholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of Parent or any of its Subsidiaries.

6.3 Equity Interests in other Entities. Other than the ownership interests in its Subsidiaries set forth on Section 6.1 of the Parent Disclosure Schedule, and as reflected in Section 6.3 of the Parent Disclosure Schedule, Parent does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person. Parent owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances.

6.4 Power, Authority and Approvals of Transactions. Parent has the requisite limited partnership power and authority to execute, deliver and perform its obligations under this Agreement and, to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been authorized by all necessary limited partnership action by Parent. The Parent Board has approved and declared advisable this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Other Parties, constitutes, as applicable, Parent and Merger Sub’s valid and binding obligations, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

6.5 No Violations or Defaults. Subject to required filings under federal and state securities Laws and with the NYSE, assuming the other consents and approvals contemplated by Section 6.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.9(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its respective Subsidiaries is a party or by which the Parent or any of its Subsidiaries or properties is subject or bound, (ii) constitute a breach or violation of, or a default under the Parent Agreement or Parent’s Certificate of Limited Partnership, (iii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or (iv) result in the creation of any Lien on any of the assets of Parent or any of its Subsidiaries’ assets, except for such breaches, violations, defaults, terminations, cancellations, accelerations, contraventions, conflicts or Liens which, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

6.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement or (ii) the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of the Partnership Entities set forth in Section 5.6, (A) the filing with the SEC of the registration statement on Form S-4 by Parent in connection with the issuance of New Common Units in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) and other filings under federal and state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or materially delay consummation of the Merger.

6.7 Financial Reports and Parent SEC Documents.

(a) Since January 1, 2012, Parent has filed and furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished prior to the date hereof under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Parent SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (A) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), and (C) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

6.8 Internal Controls and Procedures. Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

6.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2013, the unaudited financial statements (or notes thereto) included in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, or in the financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date of this Agreement, neither Parent nor any of its consolidated subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the Parent, except liabilities (A) that are accrued or reserved against in the financial statements of Parent included in the Parent SEC Documents filed prior to the date of this Agreement or reflected in the notes thereto, (B) incurred since the Balance Sheet Date in the ordinary course of business, (C) incurred in accordance with this Agreement or in connection with transactions contemplated by the Transaction Agreements, (D) that would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect or (E) that have been discharged or paid in full.

6.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, contribution, occurrence or effect with respect to the Parent and its Subsidiaries, that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.

6.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 6.17) and environmental matters (which are provided for in Section 6.13), each of Parent and its Subsidiaries is in compliance with all, and is not in default under or in violation of any, applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that Parent or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(b) Except for Environmental Permits (which are provided for in Section 6.13), Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Parent Permits”), except where the failure to be in possession of such Parent Permits would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or threatened, except where such suspension or cancellation would not individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.12 Material Contracts. (a) Each of the following contracts to which Parent or any of its Subsidiaries is a party in effect on the date of this Agreement, other than a Parent Employee Benefit Plan, is referred to as a “Parent Material Agreement”):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), including any Parent Material Agreement filed as an exhibit in the Parent SEC Documents;

(ii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of Parent or any of its Subsidiaries in an amount in excess of $50,000,000;

(iii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by Parent, in excess of $50,000,000;

(iv) each contract that provides for indemnification by Parent or any of its Subsidiaries that remains in effect as of the date of this Agreement with respect to liabilities in connection with Parent’s previous sales of Parent’s business, assets or properties in excess of $50,000,000;

(v) each contract involving the pending acquisition or sale of (or option to purchase or sell) the assets or properties of Parent or its Subsidiaries in excess of $50,000,000;

(vi) each material partnership, joint venture or strategic alliance agreement; and

(vii) each contract expressly limiting or restricting the ability of the Parent or its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Parent Material Agreement may be limited by applicable Law and public policy, each of the Parent Material Agreements (i) constitutes the valid and binding obligation of Parent and, to the Knowledge of Parent, constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(c) There is not under any Parent Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.13 Environmental Matters. Except as reflected in the Parent Financial Statements, and except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) Each of Parent and its Subsidiaries and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) All Environmental Permits for conducting the respective businesses and operations of each of Parent and any of its Subsidiaries as they are currently being conducted have been obtained and are currently in full force and effect, and, since January 1, 2012, none of Parent or its Subsidiaries has received any notice that any such existing Environmental Permit will be revoked or any pending application for any new Environmental Permit or renewal of any existing Environmental Permit will be protested or denied;

(c) Since January 1, 2012, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any such Person’s violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state Laws) or any Environmental Permit, with respect to Parent’s assets, real properties (whether owned or leased) and operations that remains pending or unresolved, and there are no facts, conditions or occurrences Known to Parent that would reasonably be expected to result in the receipt of such notice;

(d) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of Parent, threatened by a Governmental Authority against Parent or any of its Subsidiaries which allege a violation of or liability under any Environmental Law, and, to the Knowledge of Parent, there are no existing facts, conditions or occurrences that would reasonably be expected to give rise to any such action, suit, proceeding, claim, investigation, order, decree or judgment;

(e) There has been no Release of any Hazardous Material at, on, under, or from (x) any real properties of the Parent or its Subsidiaries as a result of the operations of such entity or (y) to the Knowledge of Parent, any real properties offsite any real properties of Parent or its Subsidiaries that, in each case of (x) and (y), has not been remediated as required by, or resulted in liability under, any Environmental Law or otherwise adequately reserved for in the Parent Financial Statements;

(f) This Section 6.13 constitutes the sole and exclusive representation and warranty of Parent with respect to Environmental Permits, Hazardous Materials and Environmental Law.

6.14 Title to Properties. Parent and its Subsidiaries have good and indefeasible title to all real and personal properties which are material to the business of Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Parent and its Subsidiaries, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.15 Litigation. There are no Proceedings pending or threatened against Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is otherwise a party or a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect, and, as of the date hereof, no such Proceedings would, individually or in the aggregate, be reasonably expected to materially delay the consummation of the Merger.

6.16 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion in (i) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (ii) the Partnership Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Partnership Proxy Statement is first mailed to Partnership Unitholders, and at the time of the Partnership Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Parent or Parent GP required to be stated therein or necessary in order to make the statements therein, with respect to Parent or Parent GP, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Partnership for inclusion or incorporation by reference in any of the foregoing documents.

6.17 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) each of Parent and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Parent or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by Parent or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where Parent or one of its Subsidiaries does not currently file a Tax Return that Parent or such Subsidiaries is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Parent or any of its Subsidiaries;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Parent or any of its Subsidiaries;

(f) each of the Parent and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) none of Parent or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise;

(i) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code;

(j) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(k) each Subsidiary of Parent is currently (and has been since its respective formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

6.18 Employee Benefits.

(a) Section 6.18(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan that is (i) sponsored, maintained or contributed to by the Parent or any of its ERISA Affiliates, or (ii) for which the Parent or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Parent Employee Benefit Plan”).

(b) Each Parent Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Parent Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Parent Employee Benefit Plans) or proceedings pending or, to the Knowledge of Parent, threatened against or involving any Parent Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Parent Employee Benefit Plan, in each case, that would be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, have a Parent Material Adverse Effect, there do not now exist, nor do any circumstances exist that would result in, any liabilities to the Parent or any of its ERISA Affiliates under (i) Section 302 of ERISA, (ii) Sections 412 and 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Knowledge of Parent, nothing has occurred that could adversely affect the qualified status of any such Parent Employee Benefit Plan.

(d) To the Knowledge of Parent, no Parent Employee Benefit Plan or any other arrangement maintained by Parent or its Subsidiaries provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state Law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, each of Parent and each its ERISA Affiliates is in compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(e) To the Knowledge of Parent no Parent Employee Benefit Plan is, and none of Parent, its Subsidiaries or any of their respective ERISA Affiliates contributes to, during the past six years has contributed to or has any liability or obligation, whether actual or contingent, with respect to any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) a pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (i) result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code to the Parent, its Subsidiaries or any Parent Employee (ii) result in or entitle any Parent Employee to any payment or benefit, (iii) accelerate the vesting, funding or time of payment of any compensation or other benefit payable pursuant to any Parent Employee Benefit Plan or to any Parent Employee, or (iv) increase the amount or value of any payment, compensation or benefit to any Parent Employee.

(g) Parent is, and has been, in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no pending or, to the Knowledge of the Parent, threatened material investigations, audits, complaints or proceedings against the Parent by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that, individually or in the aggregate, would be reasonably expected to result in a Parent Material Adverse Effect.

(h) No Parent Employees are covered by a collective bargaining agreement, and, to the Knowledge of Parent, none of the Parent Employees are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Parent Employees. There are no pending or, to the Knowledge of Parent, threatened, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.19 Intellectual Property. Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of its business as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of Parent’s business as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.20 Financial Advisors. Parent has not incurred any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement, excluding fees to be paid by Parent to the Parent Financial Advisor.

6.21 Opinion of Financial Advisors. The special committee and conflicts committee of the Parent Board, acting jointly, has received the opinion of Parent Financial Advisor (upon which the Parent Board is entitled to rely) to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be paid by Parent is fair, from a financial point of view, to the Parent Unitholders other than TRGP and its affiliates and the other counterparties to this Agreement and their respective affiliates.

6.22 Related Party Transactions. Except as disclosed in the Parent SEC Documents, neither Parent nor any of its Subsidiaries are party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any Subsidiary of Parent, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of Parent or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Parent or any Subsidiary of Parent or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

6.23 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

6.24 Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all material insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by Parent or its Subsidiaries and (ii) Parent and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement, and neither Parent nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

6.25 Regulatory Matters. Parent is not (x) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (y) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

6.26 Derivatives. The Parent SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of Parent and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

6.27 Availability of Funds.

(a) Parent has delivered to the Partnership true and complete copies of (i) executed copies of the Debt Financing Commitments. As of the date of this Agreement, the Debt Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of TRGP and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent related to the funding of the full amount of the debt financing contemplated by the Debt Financing Commitments other than as expressly set forth in the Debt Financing Commitments.

(b) Parent and Merger Sub will have available at the Closing all of the funds required for the consummation of the transactions contemplated by this Agreement.

6.28 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article VI, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Partnership in connection with the Merger or the other transactions contemplated hereby, and specifically (but without limiting the generality of the foregoing) neither Parent nor any other Person makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Partnership Entities (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Partnership or any other Person resulting from the distribution to the Partnership (including its respective Representatives), or the Partnership’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to the Partnership in certain management presentations in expectation of the Merger. None of Parent, Parent GP or Merger Sub has relied on any representation or warranty not set forth in Article V.

ARTICLE VII

COVENANTS

The Partnership Entities hereby covenant to and agree with the Parent Entities, and the Parent Entities and Merger Sub hereby covenant to and agree with the Partnership Entities, that:

7.1 Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement, each of the Parent Entities, on the one hand, and the Partnership Entities, on the other hand, will cooperate with the other and use (and will cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Merger and the ATLS Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger and the ATLS Merger, and (iii) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b) In furtherance and not in limitation of the foregoing, each Party hereto agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable and in any event within ten (10) Business Days after the date of this Agreement, (ii) to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law, including substantial compliance with any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable, and (iii) take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.1 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date).

(c) Notwithstanding anything to the contrary set forth in this Agreement, each of the Parent Entities, TRGP and the Partnership agrees to take, and to cause its respective Subsidiaries to take, any and all steps and to make, and cause to be made, any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Antitrust Law with respect to the transactions contemplated by this Agreement (including the Transactions), and to avoid or eliminate each and every impediment under the Antitrust Laws that may be asserted by any Governmental Authority with respect to such transactions so as to enable the Closing to occur as promptly as practicable, and in any event no later than the Outside Date, including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of any Party or any of its Subsidiaries, (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of any Party or its Subsidiaries and (z) otherwise taking or committing to take any action that after the Closing would limit Parent or its Subsidiaries’ TRGP or its Subsidiaries’ or the Partnership or its Subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain or hold, one or more of their or their Subsidiaries’ (including ATLS’, the Partnership’s or their Subsidiaries’) businesses, assets, equity interests, product lines or properties, in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations or to avoid the commencement of any action to prohibit the transactions contemplated by this Agreement or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the transactions contemplated by this Agreement or delay the Closing beyond the Outside Date (each, a “Divestiture Action”); provided that none of Parent and its Subsidiaries, TRGP and its Subsidiaries or the Partnership and its Subsidiaries shall be required to take any action, or commit to take any action, or agree to any condition or limitation, in connection with the foregoing that would reasonably be expected to (i) in the case of assets, properties or business of Parent or its Subsidiaries, materially and adversely impact the business or operations of Parent and its Subsidiaries (as measured prior to the Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin or (ii) in the case of assets, properties or business of the Partnership or its Subsidiaries, materially and adversely impact the business or operations of the Partnership and its Subsidiaries (as measured prior to the Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin; and provided, further, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing or satisfaction or waiver of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action.

(d) Each of the Parties hereto will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger, including any proceeding initiated by a private Person, (ii) promptly inform the Other Parties of (and supply to the Other Parties) any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger, (iii) permit the Other Parties to review in advance and incorporate the Other Parties’ reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the Other Parties in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the Other Parties the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 7.4(b), the Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.1 in a manner so as to preserve the applicable privilege. Notwithstanding anything to the contrary set forth in this Agreement, TRGP shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws, subject to the good faith consultations with ATLS and the Partnership and the inclusion of ATLS and the Partnership at meetings with any Governmental Authority with respect to any discussion related to the Merger under the Antitrust Laws.

7.2 Registration Statement; Partnership Proxy Statement.

(a) As soon as practicable following the date of this Agreement, the Partnership will prepare the Partnership Proxy Statement and the Parent will prepare and file with the SEC the Registration Statement (which shall include the Partnership Proxy Statement). Each of the Partnership and Parent will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. The Partnership will use its reasonable best efforts to cause the Partnership Proxy Statement to be mailed to the Partnership Unitholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities law in connection with the issuance and reservation of the New Common Units, and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Units or a beneficial interest therein as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Partnership Proxy Statement will be made by the Partnership without providing the Other Parties a reasonable opportunity to review and comment thereon; provided, that the Partnership, in connection with a Partnership Change in Recommendation, may amend or supplement the Registration Statement and the Joint Proxy Statement to effect such change if, and to the extent, such amendment or supplement is required by applicable Law. If at any time prior to the Effective Time any information relating to the Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Partnership Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the Other Parties and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Partnership Unitholders. The Parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Partnership Proxy Statement or the Registration Statement or for additional information and will supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Partnership Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

(b) Subject to Section 7.2(c) and the termination of this Agreement pursuant to Article IX, the Partnership will, as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, establish a record date for, duly call, give notice of, convene and hold, the Partnership Meeting. Except as permitted by Section 7.3, the Partnership Proxy Statement shall include the Partnership Board’s recommendation that the Partnership Unitholders approve this Agreement and the transactions contemplated hereby, including the Merger (the “Partnership Board Recommendation”). Subject to the termination of this Agreement, the Partnership’s obligations to call, give notice of and hold the Partnership Meeting in accordance with Section 7.2 shall not be limited by the making, commencement, disclosure, announcement or submission of any Superior Proposal or Alternative Proposal, or by any Partnership Change in Recommendation. Without limiting the generality of the foregoing, the Partnership agrees that: (i) unless this Agreement is validly terminated in accordance with Article IX (including, if applicable, upon payment of the Termination Fee and the Expenses), the Partnership shall not submit any Superior Proposal to a vote of the Partnership Unitholders; and (ii) it shall not (without Parent’s prior written consent) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the Partnership Meeting, except (i) in the absence of proxies sufficient to obtain the Partnership Unitholder Approval, to solicit additional proxies for the purpose of obtaining Partnership Unitholder Approval, (ii) in the absence of a quorum, or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Partnership Unitholders prior to Partnership Meeting, such additional time not to exceed ten (10) calendar days.

Notwithstanding anything to the contrary in this Agreement, if there occurs a Partnership Change in Recommendation, the Partnership shall remain required to call, hold and convene the Partnership Meeting unless this Agreement has been terminated in accordance with its terms.

(c) The Partnership will use its reasonable best efforts to hold the Partnership Meeting on the same day as the ATLS unitholders’ meeting and TRGP stockholders’ meeting to be held pursuant to the ATLS Merger Agreement on the same day at the same time as soon as reasonably practicable after the date of this Agreement, and to set the same record date as such meetings.

7.3 Alternative Proposals; Change in Recommendation by the Partnership.

(a) Each of Partnership GP and the Partnership will and will cause the Partnership’s Subsidiaries to, and will use reasonable best efforts to cause its and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated any discussions or negotiations, if any, with any Person (other than the Parent Entities and their respective Representatives) conducted on or prior to the date of this Agreement with respect to any Alternative Proposal (which, for this purpose, need not have been an unsolicited proposal) and shall request of each such Person that executed a confidentiality agreement with the Partnership with respect to any Alternative Proposal (which, for this purpose, need not have been an unsolicited proposal) in the six (6) months prior to the date hereof and is in possession of confidential information about Partnership GP, the Partnership or any of their Subsidiaries the return or destruction of all such confidential information in accordance with the terms of the confidentiality agreement with such Person. From and after the execution of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article IX, neither Partnership GP nor the Partnership will, and each of the Partnership and the Partnership will cause their respective Subsidiaries, and will use reasonable best efforts to cause its and their respective officers, directors, managers, members, employees and other Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, any Alternative Proposal, or (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information regarding Partnership GP, the Partnership or their Subsidiaries with respect to, or that could reasonably be expected to lead to, or in connection with or for the purpose of encouraging or facilitating, any Alternative Proposal.

(b) Notwithstanding anything to the contrary contained in this Section 7.3, if at any time following the execution of this Agreement and prior to obtaining the Partnership Unitholder Approval, (i) the Partnership has received an unsolicited written Alternative Proposal that the Partnership Board (upon the recommendation of the Conflicts Committee) believes is bona fide, and that did not result from a breach of this Section 7.3, and (ii) the Partnership Board (upon the recommendation of the Conflicts Committee), after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal could reasonably result in a Superior Proposal, then the Partnership may, subject to clauses (x) and (y) below, (A) furnish information, including non-public information, with respect to the Partnership and its Subsidiaries to, and afford access to the business, properties, books and records of the Partnership and its Subsidiaries, to the Person making such Alternative Proposal and such Person’s Representatives and (B) enter into and participate in discussions or negotiations with the Person making such Alternative Proposal and its Representatives; provided that (x) (I) promptly following (and in any event within twenty-four (24) hours) of the Partnership first furnishing any such non-public information to, or first entering into discussions or negotiations with, such Person, the Partnership shall give Parent written notice of such action, including the identity of such Person, and (II) prior to furnishing any such non-public information, the Partnership shall have received from such Person an executed confidentiality agreement with confidentiality provisions no less favorable to the Partnership than the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, a copy of which shall be provided to Parent promptly (and in any event within twenty-four (24) hours) following execution and (y) the Partnership will promptly (and in any event within 24 hours) provide to Parent any non-public information about the Partnership and its Subsidiaries that was not previously provided or made available to Parent following the provision of any such non-public information to such other Person.

(c) In addition to the other obligations of the Partnership set forth in this Section 7.3, the Partnership will promptly (and in no event later than twenty-four (24) hours after receipt) (i) advise Parent in writing of any Alternative Proposal (and any changes thereto) that it receives and the material terms and conditions of any such Alternative Proposal, including the identity of such Person making such Alternative Proposal, and (ii) if in writing, provide Parent a copy of any such Alternative Proposal. The Partnership will keep Parent reasonably informed of the status and material terms and conditions of such Alternative Proposal and any material modification thereto, including if in writing, providing Parent with a copy thereof. The Partnership Entities agree that neither the Partnership nor any of its Subsidiaries will enter into any agreement with any Person which prohibits the Partnership from providing any information to Parent in accordance with this Section 7.3.

(d) Except as otherwise provided in this Section 7.3, neither the Partnership Board nor the Conflicts Committee shall (i): (A) change, withdraw, withhold, modify or qualify, or publicly propose to withdraw, modify or qualify, in each case, in any manner adverse to Parent, the Partnership Board Recommendation, (B) fail to include the Partnership Board Recommendation in the Joint Proxy Statement, (C) fail to reaffirm (publicly, if so requested by Parent) the Partnership Board Recommendation within five (5) Business Days after the date of any Alternative Proposal (or material modification thereto) is publicly disclosed by the Partnership or the Person making such Alternative Proposal (except for a tender or exchange offer, which shall be governed by clause (D)), (D) fail to announce publicly within the ten (10) Business Days period (as specified in Rule 14e-2 under the Exchange Act) after a tender offer or exchange offer relating to the Partnership Units shall have been commenced that the Partnership Board (upon the recommendation of the Conflicts Committee) recommends rejection of such tender offer or exchange offer and reaffirming the Partnership Board Recommendation; or (E) publicly approve or recommend, or publicly propose to approve, recommend or enter into, any Alternative Proposal (any action described in this Section 7.3(d) being referred to as a “Partnership Change in Recommendation”); or (ii) approve, adopt or allow Partnership GP, the Partnership or any of their Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Alternative Proposal. For the avoidance of doubt, a public statement that describes the Partnership’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Partnership Change in Recommendation.

(e) Notwithstanding anything in this Agreement to the contrary, if (i) the Partnership receives a written, unsolicited Alternative Proposal (and such proposal is not withdrawn) that the Partnership Board (upon the recommendation of the Conflicts Committee) believes is bona fide, (ii) such Alternative Proposal did not result, directly or indirectly, from a breach of this Section 7.3, and (iii) the Partnership Board (upon the recommendation of the Conflicts Committee) determines, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal, then the Partnership Board (upon the recommendation of the Conflicts Committee) may at any time prior to obtaining the Partnership Unitholder Approval, effect a Partnership Change in Recommendation; provided, however, that the Partnership Board may not take such action pursuant to the foregoing unless:

(i) the Partnership has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal and delivering to Parent a copy of the proposed definitive agreement providing for the Alternative Proposal for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements, at least seventy-two (72) hours in advance of its intention to effect a Partnership Change in Recommendation, unless at the time such notice is otherwise required to be given there are less than seventy-two (72) hours prior to the Partnership Meeting, in which case the Partnership will provide as much notice as is reasonably practicable (the period inclusive of all such hours, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 7.3(e)(i) and a new Notice Period, except that the Notice Period shall be reduced to forty-eight (48) hours (or if there are less than forty-eight (48) hours prior to the Partnership Meeting, as much notice as is reasonably practicable)); and

(ii) during the Notice Period the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal.

(f) The Partnership Board (upon the recommendation of the Conflicts Committee) is permitted, at any time prior to obtaining the Partnership Unitholder Approval, other than in connection with an Alternative Proposal, to make a Partnership Change in Recommendation in response to an Intervening Event but only if (i) prior to taking any such action, the Partnership Board (upon the recommendation of the Conflicts Committee) determines in good faith, after consultation with the Partnership’s outside legal counsel, that failure to take such action would result in a breach of its duties under applicable Law, the Existing Partnership Agreement or the Partnership GP Agreement, (ii) the Partnership has given at least seventy-two (72) hours’ advance written notice to Parent that the Partnership Board (upon the recommendation of the Conflicts Committee) intends to take such action (which notice shall specify in reasonable detail the reasons for such action) and (iii) during such period the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so as to permit the Partnership Board (upon the recommendation of the Conflicts Committee) not to make a Partnership Change in Recommendation. An “Intervening Event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the Conflicts Committee on the date of this Agreement (or if known, the consequences of which were not known by the Conflicts Committee as of the date of this Agreement), which event, circumstance, state of facts, occurrence, development or change, or any material consequences thereof, (i) becomes known to the Conflicts Committee prior to the receipt of the Partnership Unitholder Approval and (ii) does not relate to an Alternative Proposal; provided, however, that (x) no event, circumstance, state of facts, occurrence, development or change arising from any action or omission by Partnership GP, the Partnership or any of their Subsidiaries that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals pursuant to Sections 7.1 and 7.9 may give rise to an Intervening Event and (y) if the Intervening Event relates to an event, circumstance, state of facts, occurrence, development or change involving Parent or any of its Subsidiaries, then such event, circumstance, state of facts, occurrence, development or change shall not constitute an Intervening Event unless it has a Parent Material Adverse Effect.

(g) Nothing contained in this Agreement will prevent the Partnership or the Partnership Board from taking and disclosing to the Partnership Unitholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) or from making any legally required disclosure to Partnership Unitholders; provided, however, that the Partnership Board shall not make a Partnership Change in Recommendation except in accordance with Section 7.3(e) or 7.3(f). Any “stop-look-and-listen” communication by the Partnership or the Partnership Board to the Partnership Unitholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) will not be considered a Partnership Change in Recommendation.

(h) For purposes of this Agreement:

(i) “Alternative Proposal” means any unsolicited proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction), of assets of the Partnership and its Subsidiaries equal to 20% or more of the combined assets of the Partnership and its Subsidiaries or to which 20% or more of the combined revenues or earnings of the Partnership and its Subsidiaries are attributable or (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the equity securities of the Partnership GP or securities of the Partnership representing 20% or more of the voting power of the securities of the Partnership.

(ii) “Superior Proposal” means an unsolicited written offer to acquire, directly or indirectly, (a) 75% or more of the outstanding equity securities of the Partnership representing 75% or more of the voting power of the securities of the Partnership or (b) 75% or more of the combined assets of the Partnership and its Subsidiaries, taken as a whole, and on terms and conditions which the Partnership Board (upon the recommendation of the Conflicts Committee) determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable from a financial point of view to the Partnership Unitholders than the transactions contemplated by this Agreement, taking into account at the time of determination such matters the Partnership Board (upon the recommendation of the Conflicts Committee) deems relevant, including the legal, financial, regulatory and other aspects of such offer (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, if applicable) and any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

7.4 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws, each Party shall, and shall cause each of its Subsidiaries to afford to the Other Parties and their respective Representatives reasonable access during normal business hours (and, with respect to the books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives throughout the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX. Each Party shall furnish promptly to the Other Parties (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the Other Parties may reasonably request, including information necessary to prepare the Joint Proxy Statement and the Registration Statement. Except for disclosures permitted by the terms of the Confidentiality Agreement, each Party and its Representatives shall hold information received from the Other Parties pursuant to this Section 7.4(a) in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 7.4(b) shall not require any Party to permit any access, or to disclose any information, if such access or disclosure would unreasonably disrupt the operations of such Party and its Subsidiaries or, in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Party would reasonably be expected to result in (i) any violation of any contract or Law to which such Party or its Subsidiaries is a party or would cause a loss of privilege to such Party or any of its Subsidiaries or (ii) if such Party or any of its Subsidiaries, on the one hand, and any Other Party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i), the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (1) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or cause a loss of such privilege or (2) could reasonably (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the Other Party shall be provided access to such information; provided, further, that the Party being requested to disclose the information shall (x) notify the Other Parties that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or cause a loss of such privilege and (y) communicate to the Other Parties in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 7.4(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

7.5 Public Statements. The initial press releases with respect to the execution of this Agreement shall each be reasonably agreed upon by Parent and the Partnership. Except following any Partnership Change of Recommendation, Parent and the Partnership will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its Parent entity’s capital stock is traded, provided such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same.

7.6 Confidentiality. The obligations of Parent and the Partnership under the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and all information provided to any Party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Partnership Entities or the Parent Entities of their respective obligations under this Agreement, and in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement the terms of this Agreement shall control.

7.7 Takeover Laws. Neither the Partnership nor Parent will take any action that would cause the transactions contemplated by this Agreement or the ATLS Merger Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

7.8 New Common Units Listed. Parent will use its reasonable best efforts to list, prior to the Closing, on the NYSE, upon official notice of issuance, the New Common Units.

7.9 Third-Party Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Partnership and their respective Subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Authorities and third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable. Each of Parent and the Partnership has the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authorities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties agrees to act reasonably and promptly. Each Party agrees that it will consult with the Other Parties with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the Other Parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Parent and the Partnership agrees, upon request, to furnish the Other Party with all information concerning itself, its Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Partnership Proxy Statement, the Registration Statement or any filing, notice or application made by or on behalf of such Other Party or any of such Other Party’s Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

(c) This Section 7.9 shall not apply to (i) approval under Antitrust Laws or (ii) approval of the SEC of the Registration Statement and Partnership Proxy Statement.

7.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Existing Partnership Agreement, this Agreement or, if applicable, similar organizational documents or agreements of any of the Partnership’s Subsidiaries, from and after the Effective Time, Parent and the Surviving Entity, jointly and severally, will: (i) indemnify and hold harmless each Person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of Partnership GP, the Partnership or any of its Subsidiaries and also with respect to any such Person, in such Person’s capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of Partnership GP, the Partnership or any of its Subsidiaries and together with such Person’s heirs, executors or administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law in connection with any Claim or Action against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Parent and the Surviving Entity pursuant to this Section 7.10(a) extend to acts or omissions occurring at or before the Effective Time and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement and the ATLS Merger Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Partnership or any of its Subsidiaries after the date of this Agreement and inure to the benefit of such Person’s heirs, executors and personal and legal representatives. As used in this Section 7.10: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any Party, any Governmental Authority or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any action or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”), arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of Partnership GP or of any of the Partnership’s Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; (y) the term “Indemnification Expenses” means documented out-of-pocket attorneys’ fees and expenses and all other reasonable and documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 7.10(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DRULPA and the DLLCA that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DRULPA and the DLLCA and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DRULPA and the DLLCA adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or Persons serving in any capacity in which any Indemnified Party serves. Any amendment, alteration or repeal of the DRULPA or the DLLCA that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Entity will settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Existing Partnership Agreement (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of Partnership GP or the Partnership’s Subsidiaries) and indemnification agreements (including, without limitation, the Director and Officer Indemnification Agreements) of Partnership GP, the Partnership or any of its Subsidiaries will be assumed by the Surviving Entity and Parent in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c) For a period of six years from the Effective Time, Parent will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage or are alleged to have occurred) with respect to matters occurring on or before the Effective Time, but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of this Agreement (the “Maximum Amount”) and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 7.10(c) would cost in excess of that amount. If the Partnership elects, then it may, on or prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by the Partnership, exceed six times the Maximum Amount and, if such a “tail policy” is purchased, neither Parent nor the Surviving Entity shall have any further obligations under this Section 7.10(c).

(d) If Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Entity assume the obligations set forth in this Section 7.10.

(e) Parent will cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 7.10.

(f) This Section 7.10 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and will be binding on Parent, the Surviving Entity and their respective successors and assigns.

7.11 Notification of Certain Matters. The Partnership shall give prompt notice to Parent, and Parent shall give prompt notice to the Partnership, to the extent in each case it obtains Knowledge thereof of (i) any notice or other communication received by such Party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Partnership or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the Merger, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII and (iv) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 7.11 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VIII, or give rise to any right to terminate this Agreement under Article IX, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

7.12 Section 16 Matters. Prior to the Effective Time, Parent and the Partnership will take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Partnership Units (including derivative securities with respect to Partnership Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13 Transaction Litigation. Other than any Proceeding or Action where Parent is adverse to the Partnership, the Partnership shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation against the Partnership, and/or its respective directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

7.14 APL Preferred Units. (a) If the record date of the Partnership Meeting (“Record Date”) occurs before the Mandatory Conversion Date (as defined in Section 2 of the certificate of designations of the Partnership Class D Preferred Units (the “Class D Certificate of Designations”)), the Partnership Entities and the Parent Entities shall cooperate and take such actions as are necessary, required or advisable to cause all Partnership Class D Preferred Units issued and outstanding as of the Record Date to convert, on the Record Date, into Partnership Units in accordance with Section 7(b) of the Class D Certificate of Designations and without any action on the part of the holders thereof.

(b) Prior to the Effective Time, the Partnership Entities and the Parent Entities shall cooperate and take, or cause their Subsidiaries to take, such actions as are necessary, required or advisable to redeem, effective as of immediately prior to the Effective Time, all Partnership Class E Preferred Units outstanding as of such time for cash in accordance with Section 5 of the certificate of designations of such Partnership Class E Preferred Units and without any action on the part of the holders thereof (the “Class E Preferred Unit Redemption”); provided, that Parent shall provide to the Partnership, or deposit with the paying agent for the Class E Preferred Unit Redemption on behalf of the Partnership, proceeds in an amount sufficient to fund the Class E Preferred Unit Redemption. Consistent with Section 3.3(k), the Class E Preferred Unit Redemption shall, for U.S. federal income tax purposes (and to the extent applicable, state or local income tax purposes), be treated as the proceeds from the sale of the holders of Partnership Class E Preferred Units to Parent as described in Treasury Regulation Section 1.708-1(c)(4).

7.15 Distributions. Parent and the Partnership shall coordinate with each other the declaration of, and the setting of record dates and payment dates for, distributions in respect of their respective units so that, in respect of any fiscal quarter, holders of Partnership Units do not (a) receive more than one distribution in respect of both Partnership Units and Parent Units received pursuant to the Merger in exchange therefor, or (b) fail to receive a distribution in respect of one of either Partnership Units or Parent Units received pursuant to the Merger in exchange therefor.

7.16 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Partnership, directly or indirectly, the right to control or direct the other party’s operations prior to the Closing and (b) prior to the Closing, each of Parent and the Partnership shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

7.17 Cash Requirements. From and after the date of this Agreement, the Partnership agrees that, unless otherwise approved by Parent in writing, no cash distributions will be made by the Partnership or any of its Subsidiaries to ATLS or ATLS GP or any other Retained Company or any Spin-Off Company; provided, that this provision will not restrict cash transfers among the Partnership and its Subsidiaries or restrict distributions in the ordinary course to ATLS in respect of its holdings of general partner interests, limited partner interests and incentive distribution rights in the Partnership.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Mutual Closing Conditions. (a) The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction at or prior to the Closing (or, waiver by both the Partnership Entities on the one hand and Parent Entities on the other hand) of each of the following:

(i) This Agreement and the Merger have been approved by the affirmative vote or consent of holders, as of the record date for the Partnership Meeting, of a majority of the Outstanding (as defined in the Existing Partnership Agreement) Partnership Units (the “Partnership Unitholder Approval”).

(ii) All waiting periods under the HSR Act applicable to the Merger have expired or been terminated.

(iii) No Law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement (brought by a third party) is in effect.

(iv) The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

(v) The New Common Units deliverable to the holders of Partnership Units as contemplated by this Agreement have been approved for listing on the NYSE, subject to official notice of issuance.

(vi) All of the conditions set forth in the ATLS Merger Agreement shall have been satisfied or irrevocably waived (if permitted under applicable Law) in writing by the applicable party thereto (other than those conditions that by their terms are to be satisfied by actions taken at the closing under ATLS Merger Agreement and the condition relating to the consummation of the Merger) and the ATLS Merger shall have been consummated.

(vii) TRGP and Parent GP shall have executed and delivered to the Partnership the IDR Giveback Amendment, with such IDR Giveback Amendment to be effective as of the Effective Time.

8.2 Additional Partnership Conditions to Closing. The obligation of the Partnership Entities to consummate the Merger is further conditioned upon satisfaction (or waiver by the Partnership Entities) at or prior to the Closing of each of the following:

(a) The representations and warranties of Parent contained in (i) this Agreement (other than in Section 6.2(a) and Section 6.10(a)) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 6.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 6.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Parent Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) The Partnership has received a certificate signed by the Chief Executive Officer of Parent, dated as of the Closing Date, to the effect set forth in Section 8.2(a) and Section 8.2(b).

(d) The Partnership has received opinions of Wachtell, Lipton, Rosen & Katz, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that for U.S. federal income tax purposes,

(i) except to the extent of the Cash Consideration and any cash received in lieu of fractional New Common Units pursuant to Section 3.3(d), the Partnership will not recognize any income or gain as a result of the Merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); and

(ii) except to the extent of the Cash Consideration and any cash received in lieu of fractional New Common Units pursuant to Section 3.3(d), holders of Partnership Units will not recognize any income or gain as a result of the Merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); provided that such opinion shall not extend to any holder who acquired Common Units from the Partnership in exchange for property other than cash.

In rendering such opinions, counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request.

8.3 Additional Parent Conditions to Closing. The obligations of Parent to consummate the Merger is further conditioned on satisfaction (or waiver by Parent) at or prior to the Closing of each of the following:

(a) The representations and warranties of the Partnership contained in (i) this Agreement (other than in Section 5.2(a) and Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (ii) Section 5.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Partnership Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) Parent has received a certificate signed by the Chief Executive Officer of the Partnership, dated the Closing Date, to the effect set forth in Section 8.3(a) and Section 8.3(b).

(d) Parent has received an opinion from Vinson & Elkins L.L.P., dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that for U.S. federal income tax purposes,

(i) no Parent Entity will recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code),

(ii) no gain or loss will be recognized by Parent Unitholders as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code).

(iii) at least 90% of the combined gross income of each of Parent and the Partnership for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

In rendering such opinion, such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of the Parent Entities and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request.

ARTICLE IX

TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the mutual written consent of the Partnership and Parent;

(b) by the Partnership or Parent if there is in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, that the right to terminate this Agreement under this Section 9.1(b) is not available to the Partnership, on the one hand, or Parent, on the other hand, if such order was due, in whole or in part, to the failure of the Partnership, on the one hand, or any of Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c) by Parent if the Partnership has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.3(a) or (b) to be satisfied and such breach or failure to perform is incapable of being cured or, if capable of being cured, is not cured by the earlier of (x) the Outside Date or (y) within thirty (30) days following receipt by the Partnership of written notice of such breach or failure from Parent; provided that if such breach or failure to perform is capable of being cured by the Partnership by the Outside Date, such thirty (30) day cure period shall be extended until the second Business Day prior to the Outside Date solely to the extent during such period the Partnership is using its reasonable best efforts to cure such breach or failure to perform; provided, further that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(d) by the Partnership if Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.2(a) or (b) to be satisfied and such breach or failure to perform is incapable of being cured or, if capable of being cured, is not cured by the earlier of (x) the Outside Date or (y) within thirty (30) days following receipt by Parent of written notice of such breach or failure from the Partnership; provided that if such breach or failure to perform is capable of being cured by Parent by the Outside Date, such thirty (30) day cure period shall be extended until the second Business Day prior to the Outside Date solely to the extent during such period Parent is using its reasonable best efforts to cure such breach or failure to perform; provided further that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Partnership is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e) by the Partnership or Parent if the Closing does not occur on or before June 30, 2015 (the “Outside Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 8.1(a)(ii) or Section 8.1(a)(iii) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Partnership from time to time by written notice to the other party up to a date not beyond August 31, 2015, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided further, however, that such failure of the Closing to occur is not due, in whole or in part, to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to the Closing;

(f) by the Partnership or Parent if, after final adjournment of the Partnership Meeting, the Partnership Unitholder Approval has not been obtained;

(g) by Parent, prior to the Partnership Unitholder Approval, if a Partnership Change in Recommendation has occurred; or

(h) by the Partnership or Parent, if the ATLS Merger Agreement is terminated.

9.2 Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Partnership, or both, pursuant to Section 9.1, written notice thereof will forthwith be given to the Other Party or Parties, and this Agreement will terminate without further action by Parent or the Partnership.

9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Partnership, except for, and subject to Section 9.4(j), liability arising out of or the result of, fraud or any willful and material breach of any covenant or agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity; provided, that the agreements and obligations of the Parties set forth in Section 7.6, this Section 9.3, Section 9.4 and Article X hereof will survive any such termination and are enforceable hereunder.

9.4 Fees and Expenses.

(a) In the event that (i) an Alternative Proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Partnership Meeting and (ii) this Agreement is terminated by the Partnership or Parent pursuant to Sections 9.1(f) or 9.1(h) (but in the case of Section 9.1(h), only where the ATLS Merger Agreement is terminated pursuant to Section 9.1(g) or 9.1(j) of the ATLS Merger Agreement) and (iii) the Partnership or one of its Subsidiaries enters into a definitive agreement with respect to an Alternative Proposal, or consummates an Alternative Proposal within twelve (12) months after the date this Agreement is terminated, then the Partnership will pay to Parent an amount equal to (x) the Termination Fee minus, if applicable, (y) (A) any payment previously paid to Parent pursuant to Section 9.4(b) or 9.4(d) and (B) any payment in respect of the Expenses previously paid to Parent pursuant to Section 9.4(e), upon the earlier of the public announcement that the Partnership or one of its Subsidiaries has entered into such definitive agreement or the consummation of any such transaction. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 7.3(h)(i), except that the references to “20% or more” are deemed to be references to “50% or more.”

(b) In the event that this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(h) and ATLS becomes obligated to pay a “termination fee” under Section 9.4(a) of the ATLS Merger Agreement, the Partnership shall, concurrent with the payment of such “termination fee” by ATLS, pay fifty percent (50%) of the Termination Fee minus any payment in respect of the Expenses previously paid to Parent pursuant to Section 9.4(e).

(c) In the event this Agreement is terminated by Parent pursuant to Section 9.1(g), then the Partnership will pay to Parent, within two Business Days after the date of termination, the Termination Fee.

(d) In the event that this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(h) and ATLS becomes obligated to pay a “termination fee” under Section 9.4(d) or 9.4(h) of the ATLS Merger Agreement, the Partnership shall, concurrent with the payment of such “termination fee” by ATLS, pay fifty percent (50%) of the Termination Fee to Parent.

(e) In the event this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(h) and as a result of the termination of the ATLS Merger, ATLS becomes obligated to pay “expenses” to TRGP under Section 9.4(f) of the ATLS Merger Agreement, the Partnership shall, concurrent with the payment of such “expenses” by ATLS, pay fifty percent (50%) of the Expenses to Parent.

(f) In the event this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(h) and as a result of the termination of the ATLS Merger, TRGP becomes obligated to pay “expenses” to ATLS under Section 9.4(g) of the ATLS Merger Agreement, Parent shall, concurrent with the payment of such “expenses” pay fifty percent (50%) of the Expenses to the Partnership.

(g) In the event that this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(h) and TRGP becomes obligated to pay a “termination fee” under Section 9.4(b) of the ATLS Merger Agreement, Parent shall, concurrent with the payment of such “termination fee” by TRGP, pay fifty percent (50%) of the Termination Fee minus any payment in respect of the Expenses previously paid to the Partnership pursuant to Section 9.4(f).

(h) In the event that this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(h) and TRGP becomes obligated to pay a “termination fee” under Section 9.4(e) of the ATLS Merger Agreement, Parent shall, concurrent with the payment of such “termination fee” by TRGP, pay fifty percent (50%) of the Termination Fee to the Partnership.

(i) Any payment of the Termination Fee or Expenses (or applicable portion thereof) will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(j) As used herein, (i) “Termination Fee” means a cash amount equal to $122,900,000, (ii) “Expenses” means a cash amount equal to $40,900,000 to be paid in respect of the expenses of Parent or the Partnership, as applicable, incurred in connection with the negotiation, execution and delivery of this Agreement and the performance of the transactions contemplated hereby. In no event will the Partnership or the Parent be required to (i) make a payment in respect of the Termination Fee to the other Party on more than one occasion or (ii) make a payment in respect of the Expenses to the other Party on more than one occasion.

(k) Each of the Parties acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement. Upon payment of the Termination Fee to Parent (or 50% of the Termination Fee if that is the amount that is payable and no payment could be payable under Section 9.4(a)), the Partnership and its Subsidiaries shall not have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent or its stockholders, except in the case of fraud or willful and material breach. The Parties acknowledge that neither the Termination Fee (nor a 50% portion thereof) nor the Expenses are a penalty, but rather are liquidated damages in a reasonable amount that will compensate the other Party in the circumstances in which such Termination Fee (or a 50% portion thereof) or Expenses are payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

ARTICLE X

MISCELLANEOUS

10.1 Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, except as set forth in another Transaction Agreement, all costs and expenses incurred in connection with the Transaction Agreements and the transactions contemplated thereby shall be paid by the Party incurring or required to incur such expenses.

10.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of the Parties, by action taken or authorized by the respective boards of directors of their general partners; provided, however, that following receipt of the Partnership Unitholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Partnership Unitholders without such approval.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

10.4 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

10.5 Notices. All notices and other communications hereunder will be in writing and deemed given if delivered personally or by a nationally recognized overnight courier, by facsimile transmission, or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a)	If to TRGP, to:

Targa Resources Corp.
1001 Louisiana Street, Suite 4300
Houston, Texas 77002
	Attention:	General Counsel
	Facsimile:	(713) 584-1100

With copies to (which does not constitute notice):

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
	Attention:	Christopher S. Collins, Esq.
	Facsimile:	(713) 615-5883
	Email:	ccollins@velaw.com

(b)	If to Parent or Merger Sub, to:

Targa Resources Partners LP
1001 Louisiana Street, Suite 4300
Houston, Texas 77002
	Attention:	General Counsel
	Facsimile:	(713) 584-1100
With copies to (which does not constitute notice):

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
	Attention:	Christopher S. Collins, Esq.
	Facsimile:	(713) 615-5883
	Email:	ccollins@velaw.com

(c)	If to the Partnership, to:

Atlas Pipeline Partners, L.P.
110 W. 7th Street, Suite 2300
Tulsa, Oklahoma 74119
	Attention:	Gerald R. Shrader
	Facsimile:	(918) 925-3851

With copies to (which does not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Attention:	David K. Lam, Esq.
	Facsimile:	(212) 403-2000
	Email:	dklam@wlrk.com

With copies to the Conflicts Committee (which does not constitute notice):

Covington & Burling
620 Eighth Avenue
New York, New York 10018
	Attention:	Stephen A. Infante, Esq.
	Facsimile:	(646) 441-9039
	Email:	sinfante@cov.com

(d)	If to ATLS or Partnership GP, to:

Atlas Energy, L.P.
1845 Walnut Street, 10th Floor
Philadelphia, PA 19103
	Attention:	Lisa Washington
	Facsimile:	(215) 405-3823

With copies to (which does not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Attention:	David K. Lam, Esq.
	Facsimile:	(212) 403-2000
	Email:	dklam@wlrk.com

Notices will be deemed to have been received (a) on the date of receipt if (i) delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder) or (b) on the date five Business Days after dispatch by certified or registered mail.

10.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the Other Parties, except that (i) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent and (ii) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned Subsidiaries of Parent, but no such assignment shall relieve Parent, or Merger Sub of any of its obligations hereunder. Any purported assignment not permitted under this Section 10.6 shall be null and void. Notwithstanding the other provisions of this Section 10.6, each Party shall be entitled to assign its rights (but not delegate any of its obligations) described in Article IX to one or more Affiliates of such Party, and no such assignment shall relieve such Party of its obligations under Article IX.

10.7 Entire Understanding; No Third-Party Beneficiaries. This Agreement and the other Transaction Agreements, together with the Confidentiality Agreement, constitutes the entire agreement and understanding of the Parties with respect to the matters therein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon, inure to the benefit of the Parties and, subject to Section 10.6, their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and, except (a) as provided in Section 7.10 (which will be to the benefit of and enforceable by the Persons referred to in such Section), (b) following the Effective Time, the rights of holders of Partnership Units to receive the Merger Consideration and (c) as provided in Section 10.14 (which will be to the benefit of and enforceable by the Financing Sources).

10.8 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.9 Jurisdiction.

(a) Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The Parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law.

(b) Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(c) Each of the Parties agrees that it will not, and it will not permit any of its controlled Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source or any

Financing Related Party, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the financing or the performance thereof, in any forum other than the U.S. District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, in any state court located in the Borough of Manhattan (and the Parties hereto agree to submit to the exclusive jurisdiction of, and venue in, such court in connection therewith), and that the provisions of Section 10.10 relating to waiver of jury trial shall apply to such action, cause of action, claim, cross-claim or third-party claim.

10.10 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.11 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any Party has any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

10.12 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 10.12 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.13 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing or the termination of this Agreement if this Agreement is validly terminated in accordance with Article IX prior to the Closing; provided, however, that if the Closing occurs, the covenants and agreements of the Parties which contemplated performance after the Effective Time or otherwise expressly by their terms survive the Effective Time will survive the Closing and if this Agreement is terminated prior to the Closing, the agreements of the Parties in Sections 7.6, 9.2, 9.3 and 9.4, and this Article X will survive such termination. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time. This Section 10.13 shall not affect the rights and obligations of any party to the Separation Agreement under such Separation Agreement.

10.14 No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Partnership Entities agree, on behalf of themselves and each of their former, current or future officers, directors, managers, employees, members, partners, Partnership Unitholders, agents and other representatives and controlled Affiliates (the “Partnership Parties”) that Bank of America, N.A., Merrill, Lynch, Pierce, Fenner & Smith Incorporated and any other arranger or lender that is or may become party to the Debt Financing Commitment (as defined in the ATLS Merger Agreement) and any joinder agreements or credit agreements relating thereto and their respective Affiliates (collectively “Financing Sources”), and each of their respective former, current or future general or limited partners, stockholders, managers, members, officers, directors, agents, representatives and Affiliates, and each of their successors and assigns (collectively, “Finance Related Parties”) shall be subject to no liability or claims to the Partnership Parties in connection with the financing of or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to Section 10.7(c), Section 10.9(c), Section 10.10 or this Section 10.144 (or amendment or modification with respect to any related definitions as they affect Section 10.7(c), Section 10.10 Section 10.9(c) or this Section 10.144) shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Financing Related Parties), (b) no amendment or modification to Section 9.4 (or any amendment or modification with respect to any related definitions as they affect Section 9.4) that would be adverse to the Financing Sources or the Financing Related Parties shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Financing Related Parties), and (c) each Financing Source and Financing Related Party shall be an express third party beneficiary of, and shall have the right to enforce, Section 9.4, Section 10.7(c), Section 10.9(c), Section 10.10 or this Section 10.144. Each of the Parties hereto agrees that Section 10.4 notwithstanding, this Section 10.144 shall be interpreted and any action relating to this provision shall be governed by the laws of the State of New York.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts, all as of the day and year first written above.

TARGA RESOURCES CORP.

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	Chief Executive Officer

TARGA RESOURCES PARTNERS LP

By:	Targa Resources GP LLC, its general partner

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	Chief Executive Officer

TARGA RESOURCES GP LLC

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	Chief Executive Officer

TRIDENT MLP MERGER SUB, LLC

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	President and Chief Executive Officer

ATLAS ENERGY, L.P.

By:	Atlas Energy GP, LLC, its general partner

By:	/s/ Edward E. Cohen
Name:	Edward E. Cohen
Title:	Chief Executive Officer and President

SIGNATURE PAGE TO MLP MERGER AGREEMENT

ATLAS PIPELINE PARTNERS, L.P.

By:	Atlas Pipeline Partners GP, LLC, its general partner

By:	/s/ Eugene N. Dubay
Name:	Eugene N. Dubay
Title:	Chief Executive Officer

ATLAS PIPELINE PARTNERS GP, LLC

By:	/s/ Eugene N. Dubay
Name:	Eugene N. Dubay
Title:	Chief Executive Officer

SIGNATURE PAGE TO MLP MERGER AGREEMENT

ANNEX A

AMENDMENT NO. 3 TO

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP

OF

TARGA RESOURCES PARTNERS LP

[            ], 201[    ]

This Amendment No. 3 (this “Amendment No. 3”) to the First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP (the “Partnership”), dated as of February 14, 2007, as amended by Amendment No. 1 thereto dated as of May 13, 2008 and Amendment No. 2 thereto dated as of May 25, 2012 (as so amended, the “Partnership Agreement”) is hereby adopted effective as of [            ], [        ] by Targa Resources GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not require the approval of any Limited Partner;

WHEREAS, the General Partner has entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Targa Resources Corp., a Delaware corporation, the Partnership, the General Partner, Trident MLP Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), Atlantis Energy Partners, L.P., Atlantis Pipeline Partners, L.P., a Delaware limited liability company (“APL”), and Atlantis Pipeline Partners GP, LLC, a Delaware limited liability company and the general partner of APL (“APL GP” and together with APL, the “APL Parties”), pursuant to which Merger Sub will be merged with and into APL (the “Merger”), with APL surviving the Merger;

WHEREAS, as a condition and inducement to the APL Parties and the Partnership entering into the Merger Agreement, the General Partner has agreed to execute and deliver this Amendment No. 3; and

WHEREAS, the General Partner has determined (i) that the provisions relating to the reduction of quarterly distributions to holders of Incentive Distribution Rights provided for in this Amendment No. 3 will be in the best interests of the Partnership and beneficial to the Limited Partners, including the holders of the Common Units and (ii) that this Amendment No. 3 does not adversely affect the limited partners of the Partnership (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Amendments. Section 6.4 is hereby amended by adding a new subsection (c) to such Section:

“(c) Notwithstanding anything to the contrary in Section 6.4, commencing with the first quarterly distribution declaration following [            ], 201[    ]1 (the Quarter with respect to such quarterly distribution declaration, the “First Reduction Quarter”), aggregate quarterly distributions, if any, to holders of the Incentive Distribution Rights provided by clauses (iii)(B), (iv)(B) and (v)(B) of Subsection 6.4(b) shall be reduced (w) by $9,375,000 per Quarter for the First Reduction Quarter and the following three Quarters, (x) by $6,250,000 per Quarter for the following four Quarters, (y) by $2,500,000 per Quarter for the

[1]	NTD – To insert Closing Date of Merger.

following four Quarters and (z) by $1,250,000 per Quarter for the following four Quarters (the amount reduced each quarter pursuant to each of (w) – (z) is referred to as the “Reduced Amount”); provided, that for any such Quarter that is subject to this Section 6.4(c), the Reduced Amount shall be distributed Pro Rata to the holders of Outstanding Common Units.”

Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

[Signature page follows]

2

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER:

TARGA RESOURCES GP LLC

By:
Name:
Title:

[Signature Page to Amendment No. 3 to Partnership Agreement]

3

Annex C

[Letterhead of Wells Fargo Securities, LLC]

October 12, 2014

Targa Resources Corp.

1000 Louisiana St., Suite 4300

Houston, TX 77002

Attention: Board of Directors

Members of the Board of Directors:

We understand that Targa Resources Corp. (“TRGP”) intends to enter into an Agreement and Plan of Merger (the “GP Merger Agreement”), by and among TRGP, Trident GP Merger Sub LLC, a wholly owned subsidiary of TRGP (“GP Merger Sub”), Atlas Energy, L.P. (“ATLS”) and Atlas Energy GP, LLC, the general partner, and a wholly owned subsidiary, of ATLS (“ATLS GP”), pursuant to which, among other things (i) GP Merger Sub will merge (the “GP Merger”) with ATLS, (ii) each of the outstanding common units representing limited partner interests in ATLS (“ATLS Units”) will be converted into the right to receive (a) 0.1809 shares (the “GP Equity Consideration”) of common stock, par value $0.001 per share (“TRGP Common Stock”), of TRGP, and (b) cash in the amount of $9.12 (the “GP Cash Consideration” and, together with the GP Equity Consideration, the “GP Merger Consideration”), and (iii) TRGP will be admitted as the sole limited partner of ATLS and will hold all limited partner interests in ATLS. We further understand that, after giving effect to the GP Merger, ATLS will distribute all of its right, title and interest in the equity securities of ATLS GP to TRGP and ATLS GP will continue as the general partner of ATLS.

You have advised us that simultaneously with the entry into the GP Merger Agreement by the parties thereto, TRGP, Targa Resource Partners LP, a limited partnership whose general partner is a wholly owned subsidiary of TRGP (“NGLS”), Targa Resources GP LLC, a wholly owned subsidiary of TRGP and the general partner of NGLS (“NGLS GP”), Trident MLP Merger Sub, LLC, a wholly owned subsidiary of NGLS (“LP Merger Sub”), ATLS, Atlas Pipeline Partners, L.P., a limited partnership whose general partner is a wholly owned subsidiary of ATLS (“APL”), and Atlas Pipeline Partners GP, LLC, a wholly owned subsidiary of ATLS and the general partner of APL (“APL GP”), will enter into an Agreement and Plan of Merger (the “LP Merger Agreement”), pursuant to which, among other things (i) LP Merger Sub will merge with APL (the “LP Merger” and, together with the GP Merger, the “Mergers”), (ii) each of the outstanding common units representing limited partner interests in APL (“APL Units”) will be converted into the right to receive (a) 0.5846 common units (“NGLS Common Units”) representing common units in NGLS (the “LP Equity Consideration”) and (b) cash in the amount of $1.26 (the “LP Cash Consideration” and, together with the LP Equity Consideration, the “LP Merger Consideration”) and (iii) NGLS will be admitted as the sole limited partner of the APL. We further understand that at the effective time of the LP Merger, the outstanding incentive distribution rights with respect to APL (the “APL IDRs”) will be cancelled.

You have also advised us that, in connection with the Mergers, TRGP has agreed to cause NGLS GP to amend the NGLS partnership agreement pursuant to which, following the closing of the Mergers, TRGP will forego certain distributions to which it would otherwise would be entitled pursuant to the incentive distribution rights with respect to NGLS owned by TRGP. In addition, we understand that prior to the consummation of the Mergers, ATLS will form or cause to be formed a limited partnership (“SpinCo”) with whom it will enter into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”), pursuant to which, among other things, ATLS will (i) transfer to SpinCo (the “Separation”) its assets, businesses and liabilities other than those related to the “Atlas Pipeline Partners” segment of ATLS, and (ii) distribute common units (“SpinCo Units”) representing a 100% limited partnership interest in SpinCo to the holders of ATLS Units (the “Distribution” and, together with the Separation, the “SpinCo Transactions” and, together with the Mergers, the “Transaction”). For purposes of our analyses and this opinion, we have at your direction assumed that the SpinCo Transactions will be consummated prior to the Mergers and that, after giving effect to the SpinCo Transactions, the assets of ATLS will solely consist of certain limited partner interests in APL and the entire membership interest in APL GP (which owns the general partner interest in APL and the APL IDRs).

You have requested the opinion of Wells Fargo Securities, LLC (“Wells Fargo Securities”) as to the fairness, from a financial point of view, to TRGP of the GP Merger Consideration to be issued and paid by TRGP in the GP Merger pursuant to the GP Merger Agreement.

In arriving at our opinion, we have, among other things:

•	reviewed a draft, dated October 10, 2014, of the GP Merger Agreement; a draft, dated October 10, 2014, of the LP Merger Agreement; and a draft, dated October 11, 2014, of the Separation and Distribution Agreement;

•	reviewed certain publicly available information relating to TRGP, NGLS, ATLS and APL;

•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of TRGP and NGLS furnished to or discussed with us by the management of TRGP and NGLS, including financial forecasts, projections and estimates (and adjustments thereto) relating to the future financial performance of (i) NGLS as prepared by or discussed with the management of TRGP and NGLS for the fiscal years ending 2014 through 2018 (the “NGLS Projections”) and (ii) TRGP as prepared by or discussed with the management of TRGP and NGLS for the fiscal years ending 2014 through 2018 based on the NGLS Projections (the “TRGP Projections”);

•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of ATLS and APL, after giving effect to the SpinCo Transactions, furnished to or discussed with us by the managements of ATLS and APL, including financial forecasts, projections and estimates (and adjustments thereto) relating to the future financial performance of (i) APL as prepared by or discussed with the managements of ATLS and APL for the fiscal years ending 2014 through 2018 (the “APL Projections”) and (ii) ATLS as prepared by or discussed with the managements of ATLS and APL for the fiscal years ending 2014 through 2018 based on the APL Projections (the “ATLS Projections”);

•	discussed the business, operations, financial condition and prospects of TRGP, NGLS, ATLS and APL and the Transaction with members of the management of TRGP and NGLS and members of the managements of APLS and APL;

•	compared certain business, financial and other information regarding TRGP and ATLS with publicly available business, financial and other information regarding certain companies with publicly traded equity securities that we deemed relevant;

•	reviewed the publicly available financial terms of certain other business combinations and other transactions that we deemed relevant; and

•	conducted such other financial studies, analyses and investigations and considered such other information and factors as we deemed appropriate.

In connection with our review, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided or otherwise made available to us, discussed with or reviewed by us, or that was publicly available, and we have not independently verified the accuracy or completeness of any such information. With respect to the TRGP Projections and the NGLS Projections, we have been advised by the management of TRGP and NGLS and we have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of TRGP and NGLS as to the future financial performance of TRGP and NGLS. With respect to the ATLS Projections and the APL Projections, we have been advised by the managements of ATLS and APL and we have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the managements of ATLS and APL as to the future financial performance of ATLS and APL after giving effect to the SpinCo Transactions. With your consent, we have assumed that the TRGP Projections, the NGLS Projections, the ATLS Projections and the APL Projections are a reasonable basis on which to evaluate TRGP, ATLS and the proposed Transaction and, at your direction, we have relied upon the TRGP Projections, the NGLS Projections, the ATLS Projections and the APL Projections for purposes of our analyses and this opinion. We assume no responsibility for, and express no view as to, any such forecasts, projections or estimates or the judgments or assumptions upon which they are based. We also have assumed that there have been no material changes in the business, operations, financial condition and prospects of TRGP, NGLS, ATLS or APL since the respective dates of the most recent financial statements and other information provided to us. In arriving at our opinion, we have not conducted any physical inspection of any of the properties or assets or been provided with any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of TRGP, NGLS, ATLS or APL nor have we made any determination as to the solvency of any party to the Transaction or any other person.

In rendering our opinion, we have with your consent assumed that the final forms of the GP Merger Agreement, the LP Merger Agreement, and the Separation and Distribution Agreement, when signed by the parties thereto, will not differ from the drafts reviewed by us, that the Transaction will be consummated in accordance with the GP Merger Agreement, the LP Merger Agreement, and the Separation and Distribution Agreement and in compliance with all applicable laws, without waiver, modification or amendment of any terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Transaction, no delays, limitations, restrictions or conditions will be imposed that would have an adverse effect on TRGP, NGLS, ATLS or APL or the contemplated benefits of the Transaction. Our opinion is necessarily based on economic, market, financial and other conditions existing, and information made available to us, as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. In addition, as you are aware, the financial projections and estimates that we have reviewed relating to the future financial performance of TRGP, NGLS, ATLS and APL reflect certain assumptions regarding the oil and gas industry and certain commodity prices that are subject to significant volatility and that, if different than assumed, could have a material impact on our analyses and opinion. Furthermore, as you are aware, the credit, financial and stock markets have experienced significant volatility and we express no opinion or view as to any potential effects of such volatility on TRGP, NGLS, ATLS, APL or the Transaction.

Our opinion only addresses the fairness, from a financial point of view, to TRGP of the GP Merger Consideration to be issued and paid by TRGP in the GP Merger pursuant to the GP Merger Agreement and does not address any other terms, aspects or implications of the GP Merger or any agreements, arrangements or understandings entered into in connection therewith or otherwise. In addition, other than assuming that the SpinCo Transactions will be consummated prior to the GP Merger and that the LP Merger will be consummated immediately following the GP Merger, our opinion does not address any term, aspect or implication of the SpinCo Transactions or the LP Merger. Furthermore, our opinion does not address (i) the appropriate capital structure of TRGP after giving effect to the Mergers or the amounts, types, classes and terms of the securities to be issued by TRGP in the GP Merger or otherwise, (ii) the dilutive or other pro forma effects of the Mergers or the other transactions contemplated thereby on the existing security holders of TRGP, or (iii) the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Mergers, or class of such persons, relative to the GP Merger Consideration or otherwise. No opinion, counsel or interpretation is intended as to matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have, with your consent, relied upon the assessments of TRGP, NGLS, ATLS, APL and their advisors, as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to TRGP, NGLS, ATLS, APL and the Transaction. Our opinion does not address the merits of the underlying decision by the Board of Directors of TRGP or TRGP to enter into the GP Merger Agreement or the relative merits of the Transactions as compared with alternative business strategies or transactions available to TRGP or any other participant in the Transaction. Our opinion does not constitute a recommendation as to or otherwise address how the members of Board of Directors of TRGP, the holders of TRGP Common Stock or any other person should vote or act in respect of the GP Merger or any related matter. We do not express any opinion as to what the value of TRGP Common Stock actually will be when issued pursuant to the GP Merger or the price or range of prices at which shares of TRGP Common Stock, ATLS Units or SpinCo Units could be purchased or sold at any time. We have assumed that the TRGP Common Stock to be issued in the GP Merger to the holders of ATLS Units will be listed on the New York Stock Exchange.

The issuance of this opinion was approved by an authorized committee of Wells Fargo Securities. Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities will receive a fee for acting as financial advisor to TRGP in connection with the Transaction, a portion of which became payable to us upon the rendering of this opinion and the principal portion of which is contingent upon the consummation of the GP Merger. In addition, TRGP has agreed to reimburse certain expenses incurred by Wells Fargo Securities in connection with its engagement, and has agreed to indemnify us and certain related parties against certain liabilities that may arise out of our engagement.

Wells Fargo Securities and our affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services. In the ordinary course of business, Wells Fargo Securities and our affiliates may hold long or short positions, and may trade or otherwise effect transactions, for our and their own accounts and for the accounts of customers, in the equity, debt and other securities and financial instruments (including bank loans and other obligations) of TRGP, NGLS, ATLS, APL and their respective affiliates (including as a participant in the credit facilities for TRGP, NGLS, ATLS, ARP (as defined below) and APL), as well as provide investment banking and other financial services to such companies and entities. Wells Fargo Securities and our affiliates, including Wells Fargo Bank, N.A., have in the past provided, may currently be providing and may in the future provide investment banking and other financial services to TRGP, NGLS, ATLS, APL and certain of their respective affiliates for which we and our affiliates have received and would expect to receive compensation including, during the past two years, (i) with respect to NGLS, having acted as joint bookrunning lead managing underwriter in connection with two offerings of NGLS Units in 2012; joint bookrunning lead managing initial purchaser in connection with two offerings of NGLS debt securities in 2012; co-managing initial purchaser in connection with an offering of NGLS debt securities in 2012; joint bookrunning lead managing initial purchaser in connection with an offering of NGLS debt securities in 2013; and co-lead arranger and a participant in an NGLS credit facility, (ii) with respect to ATLS, having acted as co-lead arranger and a participant in an ATLS credit facility, (iii) with respect to Atlas Resource Partners, L.P., an affiliate of ATLS (“ARP”), having acted as joint bookrunning lead managing underwriter in connection with an offering of ARP Units in 2012; joint bookrunning lead managing underwriter in connection with an offering of ARP Units in 2013; joint bookrunning lead managing initial purchaser in connection with two offerings of ARP debt securities in 2013; joint bookrunning lead managing underwriter in connection with two offerings of ARP Units in 2014; joint bookrunning lead managing initial purchaser in connection with two offerings of ARP debt securities in 2014; financial advisor to ARP in connection with an acquisition by ARP in 2014; and co-lead arranger and a participant in an ARP credit facility and a bridge loan, and (iv) with respect to APL, having acted as joint bookrunning lead managing underwriter in connection with an offering of APL Units in 2012; joint bookrunning lead managing initial purchaser in connection with two offerings of APL debt securities in 2012; joint bookrunning lead managing underwriter in connection with an offering of APL Units in 2013; joint bookrunning lead managing initial purchaser in connection with an offering of APL debt securities in 2013; joint placement agent in connection with two offerings of APL Units in 2014; and co-lead arranger and a participant in an APL credit facility and certain bridge loans.

Wells Fargo Securities and our affiliates have adopted policies and procedures designed to preserve the independence of our research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing this opinion.

It is understood that this opinion is for the information and use of the Board of Directors of TRGP (in its capacity as such) in connection with its evaluation of the GP Merger. Neither this opinion nor any other advice or services rendered by us in connection with the proposed Transaction or otherwise, should be construed as creating, and Wells Fargo Securities shall not be deemed to have, any fiduciary duty to the Board of Directors of TRGP, TRGP, NGLS, ATLS, APL, any of their respective security holders or creditors, or any other person, regardless of any prior or ongoing advice or relationships.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, it is our opinion that, as of the date hereof, the GP Merger Consideration to be paid and issued by TRGP in the GP Merger pursuant to the GP Merger Agreement is fair, from a financial point of view, to TRGP.

Very truly yours,

/s/ WELLS FARGO SECURITIES, LLC

Annex D

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

October 12, 2014

The Board of Directors

Atlas Energy GP, LLC,

    as the General Partner of Atlas Energy, L.P.

712 Fifth Avenue, 10th Floor

New York, New York 10019

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common units representing limited partnership interests in Atlas Energy, L.P. (“Atlas”) of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Targa Resources Corp. (“Targa”), Trident GP Merger Sub LLC, a wholly owned subsidiary of Targa (“Merger Sub”), Atlas and Atlas Energy GP, LLC, the general partner of Atlas (“Atlas GP”). As more fully described in the Merger Agreement and after giving effect to the Distribution (defined below), (i) Merger Sub will be merged with and into Atlas (the “Merger”) and (ii) each outstanding common unit representing limited partnership interests in Atlas (“Atlas Common Units”) will be converted into the right to receive (A) $9.12 per share in cash and (B) 0.1809 of a share of the common stock, par value $0.001 per share, of Targa (“Targa Common Stock” and, such cash amount and fraction of a share of Targa Common Stock, collectively, the “Consideration”).

We have been advised that, pursuant to or as contemplated by the Merger Agreement and a Separation and Distribution Agreement (the “Separation Agreement” and, together with the Merger Agreement, the “Agreements”) proposed to be entered into among Atlas, Atlas GP, a Delaware limited partnership or limited liability company to be formed by Atlas (“SpinCo”), and, if SpinCo is a limited partnership, a general partner of SpinCo to be formed by Atlas (“SpinCo GP”), (i) prior (and as a condition) to consummation of the Merger, Atlas will (A) consolidate in and contribute to SpinCo assets and liabilities related to the businesses, operations and activities of Atlas, Atlas GP and wholly owned subsidiaries of Atlas other than those of the Atlas Pipeline Partners operating segment (such consolidated and contributed businesses, operations and activities, the “Distributed Business”), (B) repay certain of its indebtedness from the proceeds of a financing to be obtained by SpinCo and transferred to Atlas, certain funds to be delivered by Targa to Atlas and certain other funds to be retained by Atlas and (C) distribute to holders of Atlas Common Units on a pro rata basis common units representing all of the limited partnership or limited liability company interests in SpinCo (such common units of SpinCo, “SpinCo Common Units” and, such transaction, the “Distribution”), (ii) at the effective time of the Merger, Atlas will distribute all of its interests in the equity securities of Atlas GP to Targa and (iii) following consummation of the Merger, (A) Atlas Pipeline Partners, L.P. (“APL” and, together with Atlas, the “Atlas Entities”) and Targa Resources Partners LP (“NGLS” and, together with Targa, the “Targa Entities”) will effect a business combination through the merger of a wholly owned subsidiary of NGLS with and into APL (the “APL Merger”) pursuant to which holders of the common units representing limited partnership interests in APL (“APL Common Units” and, together with Atlas Common Units, “Atlas Entities Common Units”) will be entitled to receive cash and common units representing limited partnership interests in NGLS (“NGLS Common Units” and, together with Targa Common Stock, “Targa Entities Common Equity”) and (B) NGLS will redeem for cash all outstanding Class E cumulative redeemable perpetual preferred units of APL (such redemption, together with the other transactions

The Board of Directors

Atlas Energy GP, LLC,

as the General Partner of Atlas Energy, L.P.

October 12, 2014

described in clauses (i) through (iii) above and the other transactions contemplated by the Agreements, collectively, the “Related Transactions”). We also have been advised that, in connection with the Merger and the Related Transactions, the Atlas Entities and the Targa Entities, as applicable, will enter into certain other related agreements (such agreements, the “Related Agreements”). For purposes of our analyses and opinion, we have evaluated the Atlas Entities and the Consideration after giving effect to the Distribution.

In arriving at our opinion, we reviewed drafts, each dated October 12, 2014, of the Agreements and held discussions with certain senior officers, directors and other representatives on behalf of the Atlas Entities and certain senior officers and other representatives of the Targa Entities concerning the businesses, operations and prospects of the Atlas Entities and the Targa Entities. We reviewed certain publicly available business and financial information relating to the Atlas Entities and the Targa Entities as well as certain financial forecasts and other information and data relating to the Atlas Entities and the Targa Entities which were provided to or discussed with us by the respective managements of the Atlas Entities and the Targa Entities, including information relating to potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of the Atlas Entities to result from the APL Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices of Atlas Entities Common Units and Targa Entities Common Equity; the financial condition and historical and projected cash flows and other operating data of the Atlas Entities and the Targa Entities; and the capitalization of the Atlas Entities and the Targa Entities. We considered, to the extent publicly available, the financial terms of other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Atlas Entities and the Targa Entities. We also evaluated certain potential pro forma financial effects of the Merger and the Related Transactions on APL, Targa and NGLS utilizing financial forecasts and other information and data relating to APL, Targa and NGLS and the potential strategic implications and operational benefits referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of the Atlas Entities and the Targa Entities that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to the Atlas Entities and the Targa Entities, we have been advised by the managements of the Atlas Entities and the Targa Entities, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to the future financial performance of the Atlas Entities and the Targa Entities, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of the Atlas Entities to result from, and other potential pro forma financial effects of, the Merger and the Related Transactions and the other matters covered thereby. We have assumed, with your consent, that the financial results, including with respect to the potential strategic implications and

The Board of Directors

Atlas Energy GP, LLC,

as the General Partner of Atlas Energy, L.P.

October 12, 2014

operational benefits anticipated to result from the APL Merger, reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected. We have relied, at your direction, upon the assessments of the managements of the Atlas Entities and the Targa Entities as to (i) the Related Transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on the Atlas Entities and the Targa Entities of market and other trends and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas industry, including commodity pricing and supply and demand for oil and gas, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (iii) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract and retain, key customers and producers and (iv) the ability to integrate the operations of the Atlas Entities and the Targa Entities. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on the Atlas Entities, the Targa Entities, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Atlas Entities, the Targa Entities or any other entity nor have we made any physical inspection of the properties or assets of the Atlas Entities, the Targa Entities or any other entity. We have assumed, with your consent, that the Merger and the Related Transactions will be consummated in accordance with their terms and in compliance with all applicable laws and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger and the Related Transactions, no delay, limitation, restriction or condition, including any divestiture requirements, amendments or modifications, will be imposed that would have an adverse effect on the Atlas Entities, the Targa Entities, the Merger or the Related Transactions (including the contemplated benefits thereof). We are not expressing any view or opinion as to the actual value of Targa Common Stock when issued in the Merger or the prices at which Atlas Entities Common Units, Targa Entities Common Equity or SpinCo Common Units will trade or otherwise be transferable at any time. In addition, we have assumed, at your direction, that the Atlas Entities will retain or acquire all assets, properties and rights required for their respective operations following the Distribution, that appropriate reserves, indemnification arrangements and other provisions have been made with respect to liabilities of or relating to the Distributed Business, and that the Atlas Entities will not directly or indirectly assume or incur any liabilities relating to the Distributed Business that are contemplated to be excluded as a result of the Distribution or otherwise. Representatives of the Atlas Entities have advised us, and we further have assumed, that the final terms of the Agreements will not vary materially from those set forth in the drafts reviewed by us. We are not expressing any opinion with respect to accounting, tax, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of the Atlas Entities as to such matters.

Our opinion does not address any terms (other than the Consideration to the extent expressly specified herein) or other aspects or implications of the Merger or the Related Transactions, including, without limitation, the form or structure of the Merger, the form of the Consideration, the form or structure, or financial or other terms, of any Related Transactions or any terms, aspects or implications of any Related Agreements or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger, the Related Transactions or otherwise. In connection with our engagement, we

The Board of Directors

Atlas Energy GP, LLC,

as the General Partner of Atlas Energy, L.P.

October 12, 2014

were not requested to, and we did not, undertake a third-party solicitation process on behalf of Atlas with respect to the acquisition of all or a part of Atlas; however, at your direction, we held preliminary discussions with selected third parties that expressed interest in Atlas. We express no view as to, and our opinion does not address, the underlying business decision of the Atlas Entities to effect the Merger or any Related Transactions, the relative merits of the Merger or any Related Transactions as compared to any alternative business strategies that might exist for the Atlas Entities or the effect of any other transaction in which the Atlas Entities might engage or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger or the Related Transactions, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. As you are aware, the credit, financial and stock markets have experienced, and the industries in which the Atlas Entities and the Targa Entities operate continue to experience, volatility and we express no opinion or view as to any potential effects of such volatility on the Atlas Entities, the Targa Entities, the Merger or the Related Transactions (including the contemplated benefits thereof).

Citigroup Global Markets Inc. has acted as financial advisor to Atlas and APL in connection with the proposed Merger and the Related Transactions and will receive a fee for such services, the principal portion of which is contingent upon consummation of the APL Merger. We also will receive a fee in connection with the delivery of this opinion. As you are aware, we and certain of our affiliates expect to act as joint lead arranger and joint bookrunner for, and as a lender under, certain financings to be undertaken in connection with the Distribution, for which services we and such affiliates will receive compensation. We and our affiliates in the past have provided, currently are providing and in the future may provide services unrelated to the proposed Merger and the Related Transactions to the Atlas Entities and certain of their respective affiliates, for which services we and our affiliates have received and may receive compensation including, during the past two years, having acted or acting as (i) financial advisor to APL and certain related entities in various acquisition and disposition transactions and (ii) a bookrunner, underwriter, agent, lender or arranger, as the case may be, with respect to certain securities offerings and credit facilities of Atlas, APL and certain related entities. We and our affiliates also in the past have provided, currently are providing and in the future may provide services unrelated to the proposed Merger and the Related Transactions to the Targa Entities and certain of their respective affiliates, for which services we and our affiliates have received and may receive compensation including, during the past two years, having acted or acting as a bookrunner, agent, lender or manager, as the case may be, with respect to certain securities offerings and credit facilities of Targa and NGLS. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of the Atlas Entities, the Targa Entities, SpinCo and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We or our affiliates currently hold approximately 6.9% of outstanding Atlas Common Units. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Atlas Entities, the Targa Entities, SpinCo and their respective affiliates.

Our advisory services to Atlas and the opinion expressed herein are provided for the information of the Board of Directors of Atlas GP (in its capacity as such on behalf of Atlas) in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any

The Board of Directors

Atlas Energy GP, LLC,

as the General Partner of Atlas Energy, L.P.

October 12, 2014

securityholder as to how such securityholder should vote or act on any matters relating to the proposed Merger or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by holders of Atlas Common Units pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

Annex E

October 13, 2014

Board of Directors Atlas Energy GP, LLC 712 Fifth Avenue, 10th Floor New York, New York 10019	Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Atlas Energy, L.P. (the “Company”) in connection with the Agreement and Plan of Merger, dated as of October 13, 2014 (the “ATLS Merger Agreement”), by and among Targa Resources Corp. (“Parent”), Trident GP Merger Sub LLC, a wholly-owned subsidiary of Parent (“Merger Sub”), the Company and Atlas Energy GP, LLC, the general partner of the Company (the “General Partner”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company, as a result of which the Company will become a subsidiary of Parent (the “Transaction”). As set forth more fully in the ATLS Merger Agreement, as a result of the Transaction, each common unit representing limited partner interests in the Company (the “Company Common Units”), other than Company Common Units owned by the Company, Parent or their wholly-owned subsidiaries, will be converted into the right to receive (i) 0.1809 shares of common stock, par value $0.001 per share (the “Parent Common Stock”) of Parent (the “Stock Consideration”) and (ii) $9.12 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

You have requested our opinion, as investment bankers, as to the fairness of the Merger Consideration, from a financial point of view, to the holders of the outstanding Company Common Units (excluding Parent and its affiliates).

We understand that, (i) concurrently with the execution and delivery of the ATLS Merger Agreement, Parent, Targa Resources Partners LP (“NGLS”), Targa Resources GP LLC, Trident MLP Merger Sub, LLC (“NGLS Merger Sub”), the Company, Atlas Pipeline Partners, L.P. (“APL”) and Atlas Pipeline Partners GP, LLC have entered into an Agreement and Plan of Merger, dated as of October 13, 2014 (the “APL Merger Agreement”), which provides, among other things, for NGLS Merger Sub to merge (the “APL Merger”) with and into APL immediately following the Merger, as a result of which APL will become a subsidiary of NGLS and each common unit representing limited partnership interests in APL (the “APL Common Units”), other than APL Common Units owned by APL, NGLS or their wholly-owned subsidiaries, will be converted into the right to receive (A) 0.5846 common units (the “NGLS Common Units”) of NGLS (the “APL Equity Consideration”) and (B) $1.26 in cash (the “APL Cash Consideration” and, together with the APL Equity Consideration, the “APL Merger

Chairman of the Supervisory Board: Paul Achleitner

Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stephan Leithner, Stuart Lewis, Stefan Krause, Rainer Neske, Henry Ritchotte

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No30 000, Frankfurt am Main, local Court; VAT ID No DE114103379; www.db.com

Board of Directors

Atlas Energy GP, LLC

October 13, 2014

Consideration”) and NGLS will redeem for cash all outstanding Class E cumulative redeemable perpetual preferred units of APL, and (ii) prior to the Merger, the Company will transfer its assets and businesses and liabilities other than those related to its “Atlas Pipeline Partners” segment (such transferred assets, businesses and liabilities, the “Transferred Business”) to a Delaware limited partnership or limited liability company (“SpinCo”) and then effect a pro rata distribution to the holders of Company Common Units representing 100% of the limited partnership or limited liability company interest in SpinCo (the “Distribution”), pursuant to a Separation and Distribution Agreement to be entered into by the Company, the General Partner, SpinCo (and if SpinCo is a limited partnership) the general partner of SpinCo, the form of which is attached as an annex to the ATLS Merger Agreement (the “Distribution Agreement”). We understand that the Transaction, the Distribution and the APL Merger are each conditioned upon each of the other transactions being consummated substantially concurrently with each other.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, APL, the Transferred Business (including the business of Atlas Resource Partners, LP (“ARP”)), Parent and NGLS. We also reviewed certain internal analyses, financial forecasts and other information relating to the Company, APL and the Transferred Business (including ARP) prepared by the management of the Company and certain internal analyses, financial forecasts and other information relating to Parent, NGLS and the combined companies formed by the Merger and the APL Merger prepared by the management of Parent and NGLS, in each case approved for our use by the Company. In addition, we held discussions with certain senior officers and other representatives of the Company regarding the businesses and prospects of the Company, APL and the Transferred Business (including ARP) and with certain senior officers of Parent and NGLS regarding the businesses and prospects of Parent, NGLS and the combined companies formed by the Merger and the APL Merger. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Units, the APL Common Units, the common units representing limited partnership interests in ARP (the “ARP Common Units”), the Parent Common Stock and the NGLS Common Units, (ii) to the extent publicly available, compared certain financial and stock market information for the Company, APL, ARP, Parent and NGLS with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the ATLS Merger Agreement, the APL Merger Agreement and the form of Distribution Agreement attached as Annex A to the ATLS Merger Agreement and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Board of Directors

Atlas Energy GP, LLC

October 13, 2014

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, APL, the Transferred Business (including ARP), Parent or NGLS including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company APL, the Transferred Business (including ARP), Parent, NGLS or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of Company APL, the Transferred Business (including ARP), Parent or NGLS (or the impact of the Transaction, or the transactions contemplated by the APL Merger Agreement and the Distribution Agreement, thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, including, without limitation, the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies, tax benefits and other strategic benefits projected by management of Parent to be achieved as a result of the Transaction (collectively, the “Synergies”), made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Parent, as applicable, as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the ATLS Merger Agreement, that the Distribution will be consummated in accordance with the Distribution Agreement and that the APL Merger will be consummated in accordance with the APL Merger Agreement, in each case without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction, the Distribution and the APL Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or

Board of Directors

Atlas Energy GP, LLC

October 13, 2014

other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues. We have further assumed with your knowledge and permission, that the final terms of the Distribution Agreement will not differ from the terms set forth in the form attached as Annex A to the ATLS Merger Agreement in any respect material to our analysis.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the General Partner in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of Company Common Units (excluding Parent and its affiliates) as of the date hereof. While we have given effect to the Distribution and the APL Merger in reaching our opinion, this opinion addresses only the fairness of the Merger Consideration from a financial point of view, to the holders of outstanding Company Common Units (excluding Parent and its affiliates) pursuant to the ATLS Merger Agreement. We do not express any view on, and our opinion does not address, any other terms of the ATLS Merger Agreement or the Transaction or any terms of the APL Merger Agreement, the Distribution Agreement or any other agreement entered into or to be entered into in connection with the Transaction, the APL Merger or the Distribution. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We have not considered, and this opinion does not address, the relative fairness of the Merger Consideration as compared with the APL Merger Consideration. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction (or any other transaction contemplated by the Distribution Agreement or the APL Merger Agreement) as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how any holder of Company Common Units should vote with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees or the Company, APL, the Transferred Business (including ARP), Parent or NGLS, or any class of such persons, in connection with the Transaction whether relative to the Merger Consideration to be received by the holders of Company Common Units or otherwise. This opinion does not in any manner address what the value of the Parent Common Stock will be when issued pursuant to the Transaction or the prices at which the Company Common Units, the APL Common Units, the ARP Common Units, the Parent

Board of Directors

Atlas Energy GP, LLC

October 13, 2014

Common Stock, the NGLS Common Units, the SpinCo Common Units or any other securities will trade following the announcement or consummation of the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement.

We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which they have received, and in the future may receive, compensation, including having acted as joint bookrunner in connection with an offering of 4,405,000 NGLS Common Units in January 2012, as joint lead bookrunner in connection with an offering of 6.375% Senior Notes due 2022 (aggregate principal amount $400,000,000) by NGLS in January 2012, as joint bookrunner, administrative agent and a lender in connection with Parent’s $150,000,000 revolving credit facility in October 2012, as joint bookrunner in connection with an offering of 5.25% Senior Unsecured Notes due 2023 (aggregate principal amount $400,000,000) by NGLS in October 2012, as co-manager with respect to an offering of 10,925,000 NGLS Common Units in November 2012, as joint bookrunner in connection with an offering of 5.25% Senior Notes due 2023 (aggregate principal amount $200,000,000) by NGLS in December 2012, as Joint Sales Agent for a $400,000,000 NGLS at-the-market equity issuance program commenced in March 2013, and as joint bookrunner in connection with an offering of 4.25% Senior Notes due 2023 (aggregate principal amount $625,000,000) by NGLS in May 2013.

In addition, one or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to the Company or its affiliates for which they have received, and in the future may receive, compensation, including having acted as joint bookrunner in connection with an offering of 6.625% Senior Notes due 2020 (aggregate principal amount $325,000,000) by APL in September 2012, as joint bookrunner in connection with an offering of 7,898,210 ARP Common Units in November 2012, as financial advisor to APL in connection with its acquisition of certain assets of Cardinal Midstream, LLC in December 2012, as placement agent in connection with an offering of $200 million of Class D convertible preferred units by APL in December 2012, as joint bookrunner in connection with an offering

Board of Directors

Atlas Energy GP, LLC

October 13, 2014

of 10,507,033 APL Common Units in December 2012, as joint bookrunner in connection with an offering of 6.625% Senior Notes due 2020 (aggregate principal amount $175 million) by APL in December 2012, as joint bookrunner in connection with an offering of 7.75% Senior Notes due 2021 (aggregate principal amount $275,000,000) by subsidiaries of ARP in January 2013, as joint bookrunner in connection with an offering of 5.875% Senior Notes due 2023 (aggregate principal amount $650,000,000) by APL in January 2013, as joint bookrunner with respect to an offering of 11,845,000 APL Common Units in April 2013, as joint bookrunner in connection with an offering of 4.75% Senior Notes due 2021 (aggregate principal amount $400,000,000) by APL in May 2013, as financial advisor to ARP in connection with ARP’s acquisition of certain assets of EP Energy E&P Company, L.P. in June 2013, as joint bookrunner in connection with an offering of 14,950,000 ARP Common Units in June 2013, as joint bookrunner in connection with an offering of 9.25% Senior Notes due 2021 (aggregate principal amount $250,000,000) by a subsidiary of ARP in July 2013, as joint arranger in connection with ARP’s $1.5 billion Second Amended and Restated Credit Agreement in July 2013, as joint bookrunner in connection with an offering of 6,325,000 ARP Common Units in March 2014, as financial advisor to ARP in connection with the acquisition of certain assets of Merit Energy in May 2014, as joint bookrunner in connection with an offering of 13,500,000 ARP Common Units in May 2014, and as joint bookrunner in connection with an offering of 7.750% Senior Notes due 2021 (aggregate principal amount $100,000,000) by subsidiaries of ARP in June 2014. One or more members of the DB Group also have agreed to provide backstop financing to ARP in connection with the transactions contemplated by the ATLS Merger Agreement and the Distribution Agreement, for which such members of the DB Group will receive compensation. One or more members of the DB Group hold indebtedness of the Company, APL and ARP which may be repaid in connection with the transactions contemplated by the Merger Agreement, the APL Merger Agreement and the Distribution Agreement.

The DB Group may also provide investment and commercial banking services to Parent, NGLS, the Company, APL, ARP, SpinCo and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, NGLS, the Company, APL, ARP and their respective affiliates (including SpinCo following the Distribution) for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Board of Directors

Atlas Energy GP, LLC

October 13, 2014

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Units (excluding Parent and its affiliates).

Very truly yours,

/s/ DEUTSCHE BANK SECURITIES INC.

DEUTSCHE BANK SECURITIES INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors.

Targa Resource Corp.’s bylaws provide that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Targa Resource Corp.’s bylaws further provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Targa Resources Corp. has entered into Indemnification Agreements (each, an “Indemnification Agreement”) with each director and officer of Targa Resources Corp., including Messrs. Joyce, Perkins, Heim, McParland, Johnson, Whalen, Chung, Meloy, Kagan, Redd and Crisp and Ms. Fulton, and certain other former directors of Targa Resources Corp. (each, an “Indemnitee”). Each Indemnification Agreement provides that Targa will indemnify and hold harmless each Indemnitee for Expenses (as defined in the Indemnification Agreement) to the fullest extent permitted or authorized by law in effect on the date of the agreement or as it may be amended to provide more advantageous rights to the Indemnitee. If such indemnification is unavailable as a result of a court decision and if Targa Resources Corp. and the Indemnitee are jointly liable in the proceeding, Targa Resources Corp. will contribute funds to the Indemnitee for his Expenses in proportion to relative benefit and fault of Targa Resources Corp. and the Indemnitee in the transaction giving rise to the proceeding.

Each Indemnification Agreement also provides that Targa Resources Corp. will indemnify the Indemnitee for monetary damages for actions taken as a director or officer of Targa Resources Corp., or for serving at Targa Resources Corp.’s request as a director or officer or another position at another corporation or enterprise, as the case may be but only if (i) the Indemnitee acted in good faith and, in the case of conduct in his official capacity, in a manner he reasonably believed to be in the best interests of Targa Resources Corp. and, in all other cases, not opposed to the best interests of Targa Resources Corp. and (ii) in the case of a criminal proceeding, the Indemnitee must have had no reasonable cause to believe that his conduct was unlawful. The Indemnification Agreement also provides that Targa Resources Corp. must advance payment of certain Expenses to the Indemnitee, including fees of counsel, subject to receipt of an undertaking from the Indemnitee to return such advance if it is it is ultimately determined that the Indemnitee is not entitled to indemnification.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Reference is made to the Exhibit Index following the signature page hereof, which Exhibit Index is hereby incorporated into this Item.

(b) Financial Statement Schedules.

Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto incorporated by reference in the proxy statement/prospectus that forms a part of this registration statement.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on December 23, 2014.

TARGA RESOURCES CORP.

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joe Bob Perkins and Matthew J. Meloy, and each of them, with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statement pursuant to Rule 462(b) of the Securities Act, and to file the same, together with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and any national exchange or self regulatory agency, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents, or any of them or their or his substitutes or substitute, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do and perform in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement, or amendment thereto, has been signed by the following persons in the capacities indicated on December 23, 2014.

Name	Title
Chief Executive Officer and Director
*	(Principal Executive Officer)
Joe Bob Perkins

Senior Vice President, Chief Financial Officer and
/s/ Matthew J. Meloy	Treasurer (Principal Financial Officer)
Matthew J. Meloy

Senior Vice President and Chief Accounting Officer
*	(Principal Accounting Officer)
John R. Sparger

* Rene R. Joyce	Executive Chairman of the Board

* James W. Whalen	Director

* Charles C. Crisp	Director

* Laura C. Fulton	Director

* Peter R. Kagan	Director

* Ershel C. Redd Jr.	Director

* Chris Tong	Director

*By:	/s/ Matthew J. Meloy
Matthew J. Meloy Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1+*	Agreement and Plan of Merger, by and among Targa Resources Corp., Trident GP Merger Sub LLC, Atlas Energy, L.P. and Atlas Energy GP, LLC, dated October 13, 2014 (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

2.2+*	Agreement and Plan of Merger, by and among Targa Resources Corp., Targa Resources Partners LP, Targa Resources GP LLC, Trident MLP Merger Sub LLC, Atlas Energy, L.P. Atlas Pipeline Partners, L.P. and Atlas Pipeline Partners GP, LLC, dated October 13, 2014 (included as Annex B to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

2.3+	Form of Separation and Distribution Agreement, by and among Atlas Energy, L.P., Atlas Energy GP, LLC, [SpinCo], L.P., and [SpinCo GP], LLC (filed as Annex A to Exhibit 2.1 to Targa Resources Corp.’s Current Report on Form 8-K filed on October 20, 2014 and incorporated herein by reference) (form attached as an annex to the ATLS Merger Agreement).

2.4+***	Form of Separation and Distribution Agreement, by and among Atlas Energy, L.P., Atlas Energy GP, LLC and Atlas Energy Group, LLC (form attached to Atlas Energy Group, LLC’s Registration Statement on Form 10 filed on November 5, 2014).

2.5+	Form of Employee Matters Agreement, by and among Atlas Energy, L.P., Atlas Energy GP, LLC, [SpinCo], L.P., and [SpinCo GP], LLC (filed as Annex A to Exhibit 2.1 to Targa Resources Corp.’s Current Report on Form 8-K filed on October 20, 2014 and incorporated herein by reference) (form attached as an annex to the ATLS Merger Agreement).

2.6+***	Form of Employee Matters Agreement, by and among Atlas Energy, L.P., Atlas Energy GP, LLC and Atlas Energy Group, LLC (form attached to Atlas Energy Group, LLC’s Registration Statement on Form 10 filed on November 5, 2014).

2.7	Form of Voting and Support Agreement, by and between Targa Resources Corp. and each of Edward E. Cohen, Jonathan Z. Cohen, Matthew A. Jones, Sean P. McGrath, Daniel C. Herz, Freddie M. Kotek and Lisa Washington (filed as Exhibit 2.3 to Targa Resources Corp.’s Current Report on Form 8-K filed on October 20, 2014 and incorporated herein by reference).

2.8	Form of Voting and Support Agreement, by and between Atlas Energy, L.P. and each of Rene R. Joyce, Joe Bob Perkins, James W. Whalen, Michael A. Heim, Jeffrey J. McParland, Roy E. Johnson, Paul W. Chung, Matthew J. Meloy and John R. Sparger (filed as Exhibit 2.3 to Targa Resources Corp.’s Current Report on Form 8-K filed on October 20, 2014 and incorporated herein by reference).

2.9	Form of Voting and Support Agreement, by and between Targa Resources Partners LP and each of Edward E. Cohen, Jonathan Z. Cohen, Eugene N. Dubay, Robert W. Karlovich, III and Patrick J. McDonie (filed as Exhibit 2.4 to Targa Resources Corp.’s Current Report on Form 8-K filed on October 20, 2014 and incorporated herein by reference).

3.1	Amended and Restated Certificate of Incorporation of Targa Resources Corp. (incorporated by reference to Exhibit 3.1 to Targa Resources Corp.’s Current Report on Form 8-K filed December 16, 2010 (File No. 001-34991)).

3.2	Amended and Restated Bylaws of Targa Resources Corp. (incorporated by reference to Exhibit 3.2 to Targa Resources Corp.’s Current Report on Form 8-K filed December 16, 2010 (File No. 001-34991)).

3.3	Certificate of Limited Partnership of Targa Resources Partners LP (incorporated by reference to Exhibit 3.2 to Targa Resources Partners LP’s Registration Statement on Form S-1 filed November 16, 2006 (File No. 333-138747)).

Exhibit Number	Description of Exhibit

3.4	Certificate of Formation of Targa Resources GP LLC (incorporated by reference to Exhibit 3.3 to Targa Resources Partners LP’s Registration Statement on Form S-1/A filed January 19, 2007 (File No. 333-138747)).

3.5	First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 001-33303)).

3.6	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP, dated May 13, 2008 (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 001-33303)).

3.7	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated May 25, 2012 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed May 25, 2012 (File No. 001-33303)).

3.8	Limited Liability Company Agreement of Targa Resources GP LLC (incorporated by reference to Exhibit 3.4 to Targa Resources Partners LP’s Registration Statement on Form S-1/A filed January 19, 2007 (File No. 333-138747)).

3.9	Amended and Restated Certificate of Incorporation of Targa Resources, Inc. (incorporated by reference to Exhibit 3.1 to Targa Resources, Inc.’s Registration Statement on Form S-4 filed October 31, 2007 (File No. 333-147066)).

3.10	Amendment to Amended and Restated Certificate of Incorporation of Targa Resources, Inc. (incorporated by reference to Exhibit 3.9 of Targa Resources Corp.’s Annual Report on Form 10-K filed February 28, 2011 (File No. 001-34991)).

3.11	Amended and Restated Bylaws of Targa Resources, Inc. (incorporated by reference to Exhibit 3.2 to Targa Resources, Inc.’s Registration Statement on Form S-4 filed October 31, 2007 (File No. 333-147066)).

5.1**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being offered.

21.1	List of subsidiaries of Targa Resources Corp. (incorporated by reference to Targa Resources Corp.’s Annual Report on Form 10-K for the year ended December 31, 2013).

23.1*	Consent of PricewaterhouseCoopers LLP (Targa Resources Corp.).

23.2*	Consent of Grant Thornton LLP (Atlas Energy, L.P.).

23.3*	Consent of Grant Thornton LLP (Atlas Energy, L.P.).

23.4*	Consent of Wright & Company, Inc. (Atlas Energy, L.P.).

23.5**	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).

24.1*	Powers of attorney (included on the signature page hereto).

99.1*	Consent of Wells Fargo Securities, LLC.

99.2***	Consent of Citigroup Global Markets Inc.

99.3*	Consent of Deutsche Bank Securities Inc.

99.4**	Form of Proxy Card for Targa Resources Corp. Special Meeting.

99.5**	Form of Proxy Card for Atlas Energy, L.P. Special Meeting.

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
+	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.